As filed with the Securities and Exchange Commission on October
8
, 2026.
Registration
No. 333-

SECURITIES AND
EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BOUNDLESS BIO, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	83-0751369
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
11099 North Torrey Pines Road,
Suite 150
La Jolla, California
(858)
766-9912
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jessica Oien
President, Chief Legal Officer and Corporate Secretary
Boundless Bio, Inc.
11099 North Torrey Pines Road,
Suite 150
La Jolla, California
(858)
766-9912
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Daniel Rees Matthew T. Bush Shannon Cheng Latham & Watkins LLP 650 Town Center Drive 20th Floor Costa Mesa, California 92626 (714) 540 1235	Ryan Murr, Esq. Branden Berns, Esq. Gibson, Dunn & Crutcher LLP One Embarcadero Center, Suite 2600 San Francisco, CA 94111 (415) 393-8373
Approximate date of commencement of proposed sale of the securities to the public
: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is comp lianc
e with General Instruction G, check the following box ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a
post-effective
amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a sm
alle
r reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule
12b-2
of t
he
Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule
13e-4(i)
(Cross-Border
Issuer Tender Offer) ☐
Exchange Act Rule
14d-1(d)
(Cross-Border
Third-Party
Tender Offer) ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant sh all
file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 8, 2026

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Boundless Bio, Inc. and Serapha Bio, Inc.,

Boundless Bio, Inc., a Delaware corporation (“Boundless Bio”), and Serapha Bio, Inc., a Delaware corporation (“Serapha”), entered into an Agreement and Plan of Merger and Reorganization, dated as of June 22, 2026, as amended by Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of August 28, 2026 (as amended, the “Merger Agreement”), pursuant to which, among other matters, Boulder Merger Sub Corp., a direct, wholly owned subsidiary of Boundless Bio (“Merger Sub”), will merge with and into Serapha, with Serapha surviving as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the merger (the “Merger”). Boundless Bio following the Merger is referred to herein as the “Combined Company.”

At the effective time of the Merger (the “Effective Time”), (i) each then-outstanding share of Serapha common stock, par value $0.00001 per share (the “Serapha Common Stock”), and Serapha preferred stock, par value $0.00001 per share (the “Serapha Preferred Stock” and, together with the Serapha Common Stock, the “Serapha Capital Stock”) (including any shares of Serapha Common Stock issued in the Serapha Pre-Closing Financing), excluding any shares of Serapha Capital Stock held as treasury stock immediately prior to the Effective Time, will be converted into the right to receive a number of shares of Boundless Bio common stock, par value $0.0001 per share (the “Boundless Bio Common Stock”) equal to the exchange ratio described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 192 of the accompanying proxy statement/prospectus, referred to herein as the “Exchange Ratio,” (ii) each then-outstanding option (a “Serapha Option”) to purchase shares of Serapha Common Stock will be converted into and become an option to purchase shares of Boundless Bio Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, (iii) each then-outstanding restricted stock unit award covering shares of Serapha Common Stock (a “Serapha RSU”) will be converted into and become a restricted stock unit award covering shares of Boundless Bio Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement and (iv) each then-outstanding warrant to purchase shares of Serapha Common Stock (each, a “Serapha Warrant”), including each then-outstanding pre-funded warrant to purchase shares of Serapha Common Stock (each, a “Serapha Pre-Funded Warrant”), will be converted into a warrant to purchase shares of Boundless Bio Common Stock on the existing terms and conditions (each, an “Assumed Warrant”), subject to adjustment as set forth in the Merger Agreement and the form of warrant. If any shares of Serapha Common Stock are unvested or subject to a repurchase option or risk of forfeiture at the Effective Time, then the shares of Boundless Bio Common Stock issued in exchange for such shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture. If the aggregate number of shares of Boundless Bio Common Stock that would otherwise be issued to a holder of Serapha Capital Stock at the Effective Time would exceed such holder’s Beneficial Ownership Limitation, Boundless Bio will issue to such holder shares of Boundless Bio Common Stock up to such holder’s Beneficial Ownership Limitation and, in lieu of the excess shares, Boundless Bio Pre-Funded Warrants to purchase a number of shares of Boundless Bio Common Stock equal to such holder’s Remaining Entitlement.

Each share of Boundless Bio Common Stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares, subject to the proposed reverse stock split (the “Nasdaq Reverse Split”), will be unaffected by the Merger. Concurrently with the signing of the Merger Agreement, all outstanding options to purchase shares of Boundless Bio Common Stock (the “Boundless Bio Options”) became fully vested and exercisable. Each Boundless Bio Option outstanding immediately prior to the Effective Time with an exercise price greater than $8.00 will be cancelled for no consideration.

Based on Boundless Bio’s and Serapha’s capitalization as of October 1, 2026 and taking into account Boundless Bio’s current cash position, each share of Serapha Capital Stock is currently estimated to be entitled to receive approximately 8.6737 shares of Boundless Bio Common Stock. This estimated Exchange Ratio does not give effect to the Nasdaq Reverse Split and is subject to adjustment based on estimated Boundless Bio Net Cash (as defined herein) at the Closing as described in more detail in the section titled “The Merger Agreement —Exchange Ratio” beginning on page 192 of the accompanying proxy statement/prospectus.

In connection with the execution and delivery of the Merger Agreement, certain institutional and accredited investors entered into a stock purchase agreement, pursuant to which such persons invested in a private placement of Serapha Series A Preferred Stock, par value $0.00001 per share (the “Serapha Series A Preferred Stock”) for an aggregate purchase price of approximately $138 million. Prior to the closing of the Merger (the “Closing”), certain investors entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which such persons have agreed to purchase shares of Serapha Common Stock or Serapha Pre-Funded Warrants for an aggregate purchase price of approximately $92 million (the “Serapha Pre-Closing Financing”). The closing of the Serapha Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the Closing as well as certain other conditions. The Serapha Pre-Closing Financing is more fully described in the accompanying proxy statement/prospectus.

Immediately after the Merger, (i) Boundless Bio securityholders as of immediately prior to the Merger are expected to own approximately 3.8% of the outstanding shares of the Combined Company on a fully-diluted basis, (ii) former Serapha securityholders, excluding shares purchased in the Serapha Pre-Closing Financing, are expected to own approximately 29.3% of the outstanding shares of the Combined Company on a fully-diluted basis, and (iii) shares of Serapha Common Stock and Serapha Pre-Funded Warrants issued in the Serapha Pre-Closing Financing are expected to represent approximately 66.9% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis, subject to certain assumptions.

Shares of Boundless Bio Common Stock are currently listed on The Nasdaq Global Select Market under the symbol “BOLD.” Boundless Bio has filed an initial listing application for the Combined Company with Nasdaq. After completion of the Merger, Boundless Bio will be renamed “Serapha Bio, Inc.” and it is expected that the Combined Company common stock will trade on Nasdaq under the symbol “AATD.” On     , 2026, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Boundless Bio Common Stock was $     per share. Under the Merger Agreement, each of Boundless Bio’s and Serapha’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties of various conditions, including that the shares of Boundless Bio Common Stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing. In the event that the shares of Boundless Bio Common Stock to be issued in the Merger are not approved for listing on Nasdaq, it is possible that Boundless Bio and Serapha may mutually agree to waive the applicable condition and nonetheless proceed with completion of the Merger. If such condition is waived, Boundless Bio will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. Accordingly, you are advised that Boundless Bio stockholders will not have certainty regarding the listing of the Combined Company’s shares at the time you are asked to vote at the special meeting described below.

Boundless Bio stockholders are cordially invited to attend the special meeting of Boundless Bio stockholders. Boundless Bio is holding its special meeting of stockholders (the “Boundless Bio Special Meeting”) on     , 2026, at      Pacific Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the Merger and related matters. The Boundless Bio Special Meeting will be held entirely online via live audio webcast. Please visit www.proxydocs.com/BOLD for more details. You may register to attend the meeting at www.proxydocs.com/BOLD. You will be able to vote online during the meeting. You will need the control number included on your proxy card or on the instructions that accompanied your proxy materials to attend the meeting. At the Boundless Bio Special Meeting, Boundless Bio will ask its stockholders to:

(1) Approve the issuance of shares of Boundless Bio Common Stock (including the shares of Boundless Bio Common Stock issuable upon exercise of the Assumed Warrants and Boundless Bio Pre-Funded Warrants) to stockholders of Serapha pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, pursuant to which, among other matters, Merger Sub will merge with and into Serapha, with Serapha surviving as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the Merger, which will (i) represent more than 20% of the shares of Boundless Bio Common Stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b) (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

(2) Approve an amendment to the amended and restated certificate of incorporation of Boundless Bio (the “Boundless Bio Charter”) to effect a reverse stock split of Boundless Bio’s issued and outstanding common stock at a ratio determined by the board of directors of Boundless Bio (the “Boundless Bio Board of Directors”) and agreed to by Serapha, of one new share of Boundless Bio Common Stock for every    to    shares (or any number in between) of issued and outstanding Boundless Bio Common Stock, in the form attached as Annex B to the accompanying proxy statement/prospectus (the “Nasdaq Reverse Split Proposal” or “Proposal No. 2”);

(3) Approve an amendment to the Boundless Bio Charter to increase the number of shares of Boundless Bio Common Stock that Boundless Bio is authorized to issue from 700,000,000 to    , in the form attached as Annex C to the accompanying proxy statement/prospectus (the “Authorized Share Increase Proposal” or “Proposal No. 3”);

(4) Approve the Serapha Bio, Inc. 2026 Stock Incentive Plan (the “Stock Plan Proposal” or “Proposal No. 4”);

(5) Approve the Serapha Bio, Inc. 2026 Employee Stock Purchase Plan (the “ESPP Proposal” or “Proposal No. 5”);

(6) Approve an adjournment of the Boundless Bio Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3 (the “Adjournment Proposal” or “Proposal No. 6”); and

(7) Transact such other business as may properly come before the stockholders at the Boundless Bio Special Meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus, certain Boundless Bio stockholders who in the aggregate beneficially owned approximately 1.7% of the outstanding shares of Boundless Bio Common Stock as of June 22, 2026, and certain Serapha stockholders who in the aggregate owned approximately 65.0% of the outstanding shares of Serapha Capital Stock as of June 22, 2026, are parties to stockholder support agreements with Boundless Bio and Serapha whereby such stockholders have agreed to vote in favor of the approval of the transactions contemplated therein, including, with respect to such Serapha stockholders, adoption of the Merger Agreement and approval of the Merger and, with respect to such Boundless Bio stockholders, Proposal Nos. 1, 2 and 3 subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Serapha stockholders holding a sufficient number of shares of Serapha Capital Stock to adopt the Merger Agreement and approve the Merger and related transactions will be asked to execute written consents providing for such adoption and approval.

Further, prior to the Effective Time, the Boundless Bio Board of Directors expects to declare and set aside the aggregate cash amount to be paid in accordance with a pre-Closing special cash dividend (the “Boundless Bio Pre-Closing Dividend”) to holders of record of outstanding shares of Boundless Bio Common Stock as of a record date prior to the Effective Time, to be set by the Boundless Bio Board of Directors as close as reasonably practicable to (but not later than) the anticipated Closing. The ex-dividend date in respect of such Boundless Bio Pre-Closing Dividend will be determined by Nasdaq. Boundless Bio stockholders of record who continue to hold their eligible shares of Boundless Bio Common Stock until market open on the ex-dividend date will be entitled to payment of the Boundless Bio Pre-Closing Dividend. The Boundless Bio Pre-Closing Dividend will be equal in the aggregate to Boundless Bio’s reasonable, good faith approximation of the amount by which Boundless Bio Net Cash (as determined pursuant to the Merger Agreement) is expected to exceed $0 as of the Closing. The aggregate amount of the Boundless Bio Pre-Closing Dividend is expected to be approximately $44 million to $48 million.

After careful consideration, each of the Boundless Bio Board of Directors and the Serapha Board of Directors has approved the Merger Agreement and have determined that it is advisable to consummate the Merger. The Boundless Bio Board of Directors has approved the proposals described in the accompanying proxy statement/prospectus and recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about Boundless Bio, Serapha, the Merger Agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Boundless Bio urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 20 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Boundless Bio and Serapha are excited about the opportunities the Merger brings to Boundless Bio’s and Serapha’s stockholders and thank you for your consideration and continued support. Sincerely,

Jessica Oien	Kenneth Mills
President, Chief Legal Officer and Corporate Secretary	Chief Executive Officer
Boundless Bio, Inc.	Serapha Bio, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated    , 2026, and is first being mailed to Boundless Bio’s stockholders on or about    , 2026.

BOUNDLESS BIO, INC.

11099 North Torrey Pines Road, Suite 150

La Jolla, CA 92037

(858) 766-9912

NOTICE OF SPECIAL MEETING OF BOUNDLESS BIO, INC. STOCKHOLDERS

To the stockholders of Boundless Bio, Inc. (“Boundless Bio”):

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Boundless Bio Special Meeting”) will be held on    , 2026, at    Pacific Time, unless postponed or adjourned to a later date. The Boundless Bio Special Meeting will be held entirely online via live audio webcast. Please visit www.proxydocs.com/BOLD for more details. You may register to attend the meeting at www.proxydocs.com/BOLD. You will be able to vote online during the meeting. You will need the control number included on your proxy card or on the instructions that accompanied your proxy materials to attend the meeting.

The Boundless Bio Special Meeting will be held for the following purposes:

(1) To approve the issuance of shares of common stock of Boundless Bio, par value $0.0001 per share (the “Boundless Bio Common Stock”), (including the shares of Boundless Bio Common Stock issuable upon exercise of Assumed Warrants and Boundless Bio Pre-Funded Warrants) to stockholders of Serapha Bio, Inc. (“Serapha”) pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of June 22, 2026, as amended by Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of August 28, 2026 (as amended, the “Merger Agreement”), by and among Boundless Bio, Serapha and Boulder Merger Sub Corp. (“Merger Sub”), a copy of which is attached as Annex A, pursuant to which, among other matters, Merger Sub will merge with and into Serapha, with Serapha surviving as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the merger (the “Merger”), which will (i) represent more than 20% of the shares of Boundless Bio Common Stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b);

(2) To approve an amendment to the amended and restated certificate of incorporation of Boundless Bio (the “Boundless Bio Charter”) to effect a reverse stock split of Boundless Bio’s issued and outstanding common stock at a ratio determined by the board of directors of Boundless Bio (the “Boundless Bio Board of Directors”) and agreed to by Serapha, of one new share of Boundless Bio Common Stock for every    to    shares (or any number in between) of issued and outstanding Boundless Bio Common Stock, in the form attached as Annex B;

(3) To approve an amendment to the Boundless Bio Charter to increase the number of shares of Boundless Bio Common Stock that Boundless Bio is authorized to issue from 700,000,000 to    , in the form attached as Annex C;

(4) To approve the Serapha Bio, Inc. 2026 Stock Incentive Plan;

(5) To approve the Serapha Bio, Inc. 2026 Employee Stock Purchase Plan;

(6) To approve an adjournment of the Boundless Bio Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3; and

(7) To transact such other business as may properly come before the stockholders at the Boundless Bio Special Meeting or any adjournment or postponement thereof.

Record Date: The Boundless Bio Board of Directors has fixed    , 2026 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Boundless Bio Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of Boundless Bio Common Stock at the close of business on the record date are entitled to notice of, and to vote at, the Boundless Bio Special Meeting. At the close of business on the record date, Boundless Bio had    shares of Boundless Bio Common Stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of a majority of the votes properly cast for and against by the holders of Boundless Bio Common Stock at the Boundless Bio Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 3, 4, 5 and 6. Approval of each of Proposal No. 1, Proposal No. 2 and Proposal No. 3 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3. The approval of Proposal Nos. 4 and 5 are not conditions to the completion of the Merger, however, each of these proposals are conditioned upon the consummation of the Merger and will not be implemented if the Merger is not consummated. Approval of Proposal No. 6 is requested whether or not the Merger is consummated.

Even if you plan to attend the Boundless Bio Special Meeting, Boundless Bio requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Boundless Bio Special Meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Boundless Bio Special Meeting.

BOUNDLESS BIO’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO BOUNDLESS BIO AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. BOUNDLESS BIO’S BOARD OF DIRECTORS RECOMMENDS THAT BOUNDLESS BIO STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders’ Meeting to Be Held on    , 2026 at    Pacific Time.

The proxy statement/prospectus in connection with the special meeting is available at www.proxydocs.com/BOLD.

By Order of the Boundless Bio Board of Directors,

Jessica Oien

President, Chief Legal Officer and Corporate Secretary

    , 2026

CERTAIN DEFINED TERMS

The following terms are used throughout this proxy statement/prospectus. Unless stated otherwise, the terms set forth below, whenever used in this proxy statement/prospectus, have the following meanings:

•	“2026 ESPP” means the Serapha Bio, Inc. 2026 Employee Stock Purchase Plan.

•	“2026 Stock Plan” means the Serapha Bio, Inc. 2026 Stock Incentive Plan.

•	“Assumed Option” means each Serapha Option that is converted at the Effective Time into an option to purchase shares of Boundless Bio Common Stock.

•	“Assumed RSU” means each Serapha RSU that is converted at the Effective Time into a restricted stock unit award covering shares of Boundless Bio Common Stock.

•	“Assumed Warrant” means each Serapha Warrant that is converted at the Effective Time into a warrant to purchase shares of Boundless Bio Common Stock.

•

“Authorized Share Increase Proposal” means an amendment to the Boundless Bio Charter to increase the number of shares of Boundless Bio Common Stock that Boundless Bio is authorized to issue from 700,000,000 to    , in the form attached as Annex C to this proxy statement/prospectus.

•

“Beneficial Ownership Limitation” means, with respect to each holder of Serapha Capital Stock, the percentage of the shares of Boundless Bio Common Stock outstanding immediately after giving effect to the issuance of the Merger Consideration that such holder designates in writing to Boundless Bio and Serapha at least 10 business days prior to the Closing, which may be any percentage between 0% and 19.99%, or, if such holder does not make such a designation, 9.99%.

•	“Boundless Bio” means Boundless Bio, Inc., a Delaware corporation.

•	“Boundless Bio 2018 Plan” means Boundless Bio’s 2018 Equity Incentive Plan, as amended.

•	“Boundless Bio 2024 Plan” means Boundless Bio’s 2024 Incentive Award Plan.

•	“Boundless Bio Board of Directors” means the board of directors of Boundless Bio.

•	“Boundless Bio Bylaws” means the amended and restated bylaws of Boundless Bio, as amended, restated, supplemented or corrected from time to time.

•

“Boundless Bio Cancelled Option” means each Boundless Bio Option with a per share exercise price greater than $8.00 (determined prior to any equitable adjustment to reflect the Boundless Bio Pre-Closing Dividend).

•	“Boundless Bio Capital Stock” means Boundless Bio Common Stock and Boundless Bio Preferred Stock.

•	“Boundless Bio Charter” means the amended and restated certificate of incorporation of Boundless Bio, as amended, restated, supplemented or corrected from time to time.

•

“Boundless Bio Charter Amendments” means, collectively, the amendments of the Boundless Bio Charter to (i) change the name of the Combined Company to Serapha Bio, Inc., (ii) effect the Nasdaq Reverse Split (to the extent applicable and necessary), in the form attached to the proxy statement/prospectus as Annex B, (iii) increase the number of shares of Boundless Bio Common Stock as described in the Authorized Share Increase Proposal, in the form attached to the proxy statement/prospectus as Annex C, and (iv) make such other changes as are mutually agreeable to Boundless Bio and Serapha.

•	“Boundless Bio Common Stock” means the common stock, par value $0.0001 per share, of Boundless Bio.

•	“Boundless Bio Continuing Option” means each Boundless Bio Option outstanding immediately prior to the Effective Time that is not a Boundless Bio Cancelled Option.

i

•	“Boundless Bio ESPP” means Boundless Bio’s 2024 Employee Stock Purchase Plan.

•	“Boundless Bio Legacy Transaction” means the sale, license, transfer, disposition, divestiture or other monetization transaction or winding down of Boundless Bio’s legacy business.

•	“Boundless Bio Net Cash” means Boundless Bio’s net cash, calculated as of the Cash Determination Time in accordance with the formula set forth in the Merger Agreement.

•	“Boundless Bio Option” means each option or other right to purchase shares of Boundless Bio Common Stock granted by Boundless Bio, including pursuant to any Boundless Bio Stock Plans.

•	“Boundless Bio Preferred Stock” means the shares of Boundless Bio’s capital stock designated as preferred stock, par value $0.0001 per share of Boundless Bio.

•

“Boundless Bio Pre-Closing Dividend” means the pre-closing cash dividend that Boundless Bio may declare to holders of Boundless Bio Common Stock prior to the Effective Time, in an amount tied to Boundless Bio Net Cash, as contemplated by the Merger Agreement.

•

“Boundless Bio Pre-Funded Warrant” means each pre-funded warrant to purchase shares of Boundless Bio Common Stock issued as part of the Merger Consideration to a holder of Serapha Capital Stock in lieu of shares of Boundless Bio Common Stock that would otherwise be issued in excess of such holder’s Beneficial Ownership Limitation.

•	“Boundless Bio Special Meeting” means the special meeting of the holders of Boundless Bio Common Stock to consider and vote upon the Boundless Bio Stockholder Matters.

•	“Boundless Bio Stock Plans” means the Boundless Bio 2024 Plan, the Boundless Bio 2018 Plan and the Boundless Bio ESPP, in each case as amended from time to time.

•

“Boundless Bio Stockholder Matters” means (i) the issuance of shares of Boundless Bio Common Stock representing (or convertible into) more than 20% of the shares of Boundless Bio Common Stock outstanding immediately prior to the Effective Time to the Serapha stockholders in connection with the Contemplated Transactions and the change of control of Boundless Bio resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules, and (ii) the Nasdaq Reverse Split and the increase in authorized shares contemplated by the Boundless Bio Charter Amendments.

•

“Boundless Bio Support Agreements” means the support agreements entered into by certain stockholders of Boundless Bio in connection with the Merger Agreement, pursuant to which such stockholders agreed to vote their shares in favor of the Contemplated Transactions.

•	“Cash Determination Time” means 11:59 p.m. on the business day prior to the anticipated Closing Date, as agreed upon by Boundless Bio and Serapha.

•	“Certificate of Merger” means the certificate of merger with respect to the Merger to be filed with the Secretary of State of the State of Delaware.

•	“Closing” means the closing of the Merger.

•	“Closing Date” means the date on which the Closing actually occurs.

•	“Code” means the Internal Revenue Code of 1986, as amended.

•

“Combined Company” means Boundless Bio, together with its subsidiaries (including the Surviving Corporation), following the Effective Time; in connection with the Merger, Boundless Bio will change its name to Serapha Bio, Inc.

•

“Contemplated Transactions” means the Merger, the Constructive Issuance (as defined in the Merger Agreement) and the other transactions contemplated by the Merger Agreement (other than any Boundless Bio Legacy Transaction and the Boundless Bio Charter Amendments), the Serapha Pre-Closing Financing and the Nasdaq Reverse Split (to the extent applicable and deemed necessary by Boundless Bio and Serapha).

•	“DGCL” means the General Corporation Law of the State of Delaware.

•

“Effective Time” means the date and time the Merger becomes effective, being the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (or such later time as may be specified in the Certificate of Merger).

•	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•	“Exchange Ratio” means the ratio (rounded to four decimal places) equal to the quotient obtained by dividing (i) the Serapha Merger Shares by (ii) the Serapha Outstanding Shares.

•	“GAAP” means generally accepted accounting principles as applied in the United States.

•	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

•

“Lock-Up Agreements” means the lock-up agreements to be entered into by certain executive officers and directors of Serapha, pursuant to which such persons will be subject to certain restrictions on transfers of shares of Boundless Bio Common Stock for the 180-day period following the Effective Time.

•	“Merger” means the merger of Merger Sub with and into Serapha, with Serapha surviving the Merger as a wholly owned subsidiary of Boundless Bio.

•

“Merger Agreement” means the Agreement and Plan of Merger and Reorganization, dated as of June 22, 2026, as amended by Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of August 28, 2026, by and among Boundless Bio, Merger Sub and Serapha, as it may be amended from time to time, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference.

•

“Merger Consideration” means, for each share of Serapha Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to the Merger Agreement), the right to receive a number of shares of Boundless Bio Common Stock equal to the Exchange Ratio and, to the extent the shares of Boundless Bio Common Stock that would otherwise be issued to such holder would exceed such holder’s Beneficial Ownership Limitation, Boundless Bio Pre-Funded Warrants to purchase a number of shares of Boundless Bio Common Stock equal to such holder’s Remaining Entitlement.

•	“Merger Sub” means Boulder Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Boundless Bio.

•	“Nasdaq” means the Nasdaq Stock Market LLC.

•	“Nasdaq Reverse Split” means the reverse stock split of the outstanding Boundless Bio Common Stock contemplated by the Boundless Bio Charter Amendments, if effected.

•	“Record Date” means the record date for the Boundless Bio Special Meeting, which is the close of business on , 2026.

•

“Registration Rights Agreement” means the registration rights agreement to be entered into by Serapha and the purchasers of securities in the Serapha Pre-Closing Financing, providing for registration and resale rights with respect to shares of Boundless Bio Common Stock issuable in exchange for such securities upon the Closing.

•

“Remaining Entitlement” means, with respect to each holder of Serapha Capital Stock, the number of shares of Boundless Bio Common Stock that would otherwise be issued to such holder at the Effective Time in excess of such holder’s Beneficial Ownership Limitation.

•

“Required Boundless Bio Stockholder Vote” means the applicable affirmative vote of the holders of Boundless Bio Common Stock required under applicable law and the Nasdaq rules to approve the Boundless Bio Stockholder Matters.

•

“Required Serapha Stockholder Vote” means the affirmative vote (or written consent) of (i) the holders of a majority of the shares of Serapha Capital Stock outstanding on the record date, voting as a single class on an as-converted basis, and (ii) the holders of a majority of the shares of Serapha Series A Preferred Stock outstanding on the record date and entitled to vote thereon, voting as a separate class.

•	“Rule 144” means Rule 144 promulgated under the Securities Act.

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“Section 262” means Section 262 of the DGCL, relating to appraisal rights.

•	“Securities Act” means the Securities Act of 1933, as amended.

•

“Securities Purchase Agreement” means the Securities Purchase Agreement, dated as of June 22, 2026, by and among Serapha and the investors named therein, pursuant to which such investors agreed to purchase shares of Serapha Capital Stock in the Serapha Pre-Closing Financing.

•

“Series A Financing” means the private placement of Serapha Series A Preferred Stock pursuant to the Series A Preferred Stock Purchase Agreement entered into by Serapha concurrently with, or prior to, the execution of the Merger Agreement, for aggregate gross proceeds of approximately $138,000,000.

•

“Series A Financing Agreement” means that certain Series A Preferred Stock Purchase Agreement entered into by Serapha concurrently with, or prior to, the execution of the Merger Agreement, pursuant to which Serapha issued shares of Serapha Series A Preferred Stock in the Series A Financing.

•	“Serapha” means Serapha Bio, Inc., a Delaware corporation.

•	“Serapha Board of Directors” means the board of directors of Serapha.

•	“Serapha Bylaws” means the bylaws of Serapha, as amended, restated, supplemented or corrected from time to time.

•	“Serapha Capital Stock” means the Serapha Common Stock and the Serapha Preferred Stock.

•	“Serapha Charter” means the certificate of incorporation of Serapha, as amended, restated, supplemented or corrected from time to time.

•	“Serapha Common Stock” means the common stock, par value $0.00001 per share, of Serapha.

•

“Serapha Employee Plan” means any employee plan that Serapha or any of its subsidiaries (i) sponsors, maintains, administers, or contributes to, (ii) may reasonably be expected to have any liability under, or (iii) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of Serapha or any of its subsidiaries (or their spouses, dependents, or beneficiaries), but excluding any employee plan in which Serapha or any of its subsidiaries participates that is sponsored by any professional employer organization.

•	“Serapha Equity Incentive Plan” means the Serapha Bio, Inc. 2026 Equity Incentive Plan, as amended and/or restated from time to time.

•	“Serapha Option” means each option or other right to purchase shares of Serapha Capital Stock issued by Serapha.

•	“Serapha RSU” means each restricted stock unit award covering shares of Serapha Capital Stock issued by Serapha.

•

“Serapha Pre-Closing Financing” means, collectively, (i) the private placement of shares of Serapha Capital Stock and Serapha Pre-Funded Warrants pursuant to the Securities Purchase Agreement entered into concurrently with the Merger Agreement and (ii) the Series A Financing.

•	“Serapha Pre-Funded Warrants” means the pre-funded warrants to purchase shares of Serapha Capital Stock issued by Serapha.

•	“Serapha Preferred Stock” means the shares of Serapha’s capital stock designated as preferred stock, including the Serapha Series A Preferred Stock and the Serapha Series A-1 Preferred Stock.

•	“Serapha Series A Preferred Stock” means a series of Serapha’s preferred stock designated as Series A Preferred Stock, $0.00001 par value per share.

•	“Serapha Series A-1 Preferred Stock” means a series of Serapha’s preferred stock designated as Series A-1 Preferred Stock, $0.00001 par value per share.

•

“Serapha Stockholder Written Consents” means the written consents of Serapha stockholders, executed following effectiveness of the Registration Statement, adopting and approving the Merger Agreement and the Contemplated Transactions and constituting the Required Serapha Stockholder Vote.

•

“Serapha Support Agreements” means the support agreements entered into by certain stockholders of Serapha in connection with the Merger Agreement, pursuant to which such stockholders agreed to vote their shares in favor of the Contemplated Transactions.

•	“Serapha Warrant” means each warrant to purchase shares of Serapha Capital Stock issued by Serapha.

•	“Surviving Corporation” means Serapha, as the surviving corporation of the Merger and a wholly owned subsidiary of Boundless Bio.

•	“YolTech” means Shanghai Yaotang Biotechnology Co., Ltd. (also known as YolTech Therapeutics Co., Ltd.), a company incorporated under the laws of the People’s Republic of China.

•	“YolTech License Agreement” means that certain Exclusive License Agreement, dated June 12, 2026, by and between Serapha and YolTech, as amended or modified from time to time.

•	“YolTech Warrant” means that certain Serapha Warrant, dated as of June 12, 2026, issued to YolTech in connection with the YolTech License Agreement.

v

EXPLANATORY NOTE

The issuances of (i) all shares of Boundless Bio Common Stock and Boundless Bio Pre-Funded Warrants, as applicable, in exchange for shares of Serapha Capital Stock (including shares of Serapha Common Stock issued in the Serapha Pre-Closing Financing), (ii) all shares of Boundless Bio Common Stock issuable upon exercise of Boundless Bio Pre-Funded Warrants, (iii) all shares of Boundless Bio Common Stock issuable upon exercise of Assumed Warrants issued in exchange for Serapha Warrants and/or Serapha Pre-Funded Warrants sold in the Serapha Pre-Closing Financing, as applicable, (iv) all Assumed Warrants issued in exchange for Serapha Warrants and Serapha Pre-Funded Warrants, (v) all shares of Boundless Bio Common Stock issuable upon settlement of Assumed RSUs issued in exchange for Serapha RSUs, (vi) all Assumed RSUs issued in exchange for Serapha RSUs, (vii) all Assumed Options issued in exchange for options to purchase shares of Serapha Common Stock, and (viii) all shares of Boundless Bio Common Stock issuable upon exercise of Assumed Options issued in exchange for options to purchase shares of Serapha Common Stock are intended to be covered by this registration statement on Form S-4 of which this proxy statement/prospectus is a part.

There is no difference between (A) the shares of Boundless Bio Common Stock that will be issued in exchange for shares of Serapha Common Stock issued in the Serapha Pre-Closing Financing, (B) the shares of Boundless Bio Common Stock or Boundless Bio Pre-Funded Warrants, as applicable, that will be issued in exchange for other shares of Serapha Capital Stock, (C) the shares of Boundless Bio Common Stock that will be issuable upon exercise of the Boundless Bio Pre-Funded Warrants, (D) the shares of Boundless Bio Common Stock that will be issuable upon the exercise of Assumed Warrants that will be issued in exchange for Serapha Warrants and/or Serapha Pre-Funded Warrants sold in the Serapha Pre-Closing Financing, as applicable, (E) the Assumed Warrants that will be issued in exchange for Serapha Warrants and Serapha Pre-Funded Warrants, (F) the shares of Boundless Bio Common Stock that will be issuable upon the settlement of Assumed RSUs that will be issued in exchange for Serapha RSUs, (G) the Assumed RSUs that will be issued in exchange for Serapha RSUs and (H) the shares of Boundless Bio Common Stock issuable upon exercise of the Assumed Options that will be issued in exchange for options to purchase shares of Serapha Common Stock.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Boundless Bio that is not included in or delivered with this document. You may obtain this information without charge through the SEC website (www.sec.gov) or upon your written or oral request by contacting the Corporate Secretary of Boundless Bio by calling (858) 766-9912 or via email to legal@boundlessbio.com.

To ensure timely delivery of these documents, any request should be made no later than    , 2026 to receive them before the Boundless Bio Special Meeting.

For additional details about where you can find information about Boundless Bio, please see the section titled “Where You Can Find More Information” beginning on page 392 of this proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the Nasdaq Reverse Split described in Proposal No. 2 of this proxy statement/prospectus.

The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q.	What is the Merger?

A.

On June 22, 2026, Boundless Bio, Serapha and Merger Sub entered into the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement contains the terms and conditions of the proposed Merger. Pursuant to the Merger Agreement, Merger Sub will merge with and into Serapha, with Serapha continuing as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the Merger. This transaction is referred to in this proxy statement/prospectus as the “Merger.” In connection with the Merger, Boundless Bio will change its corporate name to “Serapha Bio, Inc.”

Q.	What will Serapha securityholders receive in the Merger?

A.

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Serapha Capital Stock (including shares of Serapha Capital Stock issued in the Serapha Pre-Closing Financing), excluding any shares of Serapha Capital Stock to be cancelled pursuant to the Merger Agreement, will be converted into the right to receive a number of shares of Boundless Bio Common Stock equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 192 of this proxy statement/prospectus), (ii) each then-outstanding Serapha Option will be converted into and become an Assumed Option, subject to adjustment as set forth in the Merger Agreement, (iii) each then-outstanding Serapha RSU will be converted into and become an Assumed RSU, subject to adjustment as set forth in the Merger Agreement, and (iv) each then-outstanding and unexercised Serapha Warrant (including any Serapha Pre-Funded Warrants) will be converted into an Assumed Warrant, subject to adjustment as set forth in the Merger Agreement. If the aggregate number of shares of Boundless Bio Common Stock that would otherwise be issued to a holder of Serapha Capital Stock at the Effective Time would exceed such holder’s Beneficial Ownership Limitation, Boundless Bio will issue to such holder shares of Boundless Bio Common Stock up to such holder’s Beneficial Ownership Limitation and, in lieu of the excess shares, Boundless Bio Pre-Funded Warrants to purchase a number of shares of Boundless Bio Common Stock equal to such holder’s Remaining Entitlement.

For a more complete description of the treatment of Serapha securities in the Merger, please see the sections titled “The Merger Agreement — Merger Consideration,” and “The Merger Agreement — Exchange Ratio” beginning on pages 191 and 192, respectively, of this proxy statement/prospectus. For a description of the effect of the Serapha Pre-Closing Financing on Serapha’s current securityholders, please see the section titled “Agreements Related to the Merger — Securities Purchase Agreement” beginning on page 212 of this proxy statement/prospectus.

Q.	What will Boundless Bio securityholders receive in the Merger?

A.

Each share of Boundless Bio Common Stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares, subject to the Nasdaq Reverse Split, will be unaffected by the Merger. Prior to the Effective Time, the Boundless Bio Board of Directors will accelerate the vesting of all outstanding Boundless Bio Options previously granted under the Boundless Bio 2024 Plan and

Boundless Bio 2018 Plan. Each Boundless Bio Cancelled Option outstanding immediately prior to the Effective Time will be cancelled for no consideration, and each Boundless Bio Continuing Option at and following the Effective Time will remain outstanding and exercisable in accordance with its terms as in effect as of immediately prior to the Effective Time (taking into account any equitable adjustment made to each Boundless Bio Continuing Option to reflect the Boundless Bio Pre-Closing Dividend).

Immediately after the Merger, Boundless Bio securityholders as of immediately prior to the Merger are expected to own approximately 3.8% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis and former Serapha securityholders are expected to own approximately 96.2% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if Boundless Bio Net Cash as of Closing is lower than $0.

In addition, prior to the Effective Time, the Boundless Bio Board of Directors expects to declare the Boundless Bio Pre-Closing Dividend to the pre-Merger Boundless Bio stockholders equal in the aggregate to Boundless Bio’s reasonable, good faith approximation of the amount by which Boundless Bio Net Cash (as determined pursuant to the Merger Agreement) is expected to exceed $0. Boundless Bio management currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date for the Boundless Bio Pre-Closing Dividend will be approximately $44 million to $48 million. If Proposal Nos. 1, 2 and 3, including the Nasdaq Reverse Split Proposal, are approved, Boundless Bio expects to (i) pay the Boundless Bio Pre-Closing Dividend and (ii) effect the Nasdaq Reverse Split following the payment of the Boundless Bio Pre-Closing Dividend and immediately prior to the Closing.

For a more complete description of the treatment of Boundless Bio securities in the Merger, please see the sections titled “The Merger Agreement — Merger Consideration,” “The Merger Agreement — Exchange Ratio,” and “Market Price and Dividend Information” beginning on pages 191, 192 and 19, respectively, of this proxy statement/prospectus.

Q.	Why are the two companies proposing to merge?

A.

Boundless Bio and Serapha believe that combining the two companies will result in a company focused on the development and commercialization of Serapha’s only product candidate, SERP-01, for the treatment of severe Alpha-1 Antitrypsin Deficiency (“AATD”). If the Merger is completed, the business of Serapha will continue as the business of the Combined Company, and the Combined Company does not intend to continue development of any of Boundless Bio’s legacy product candidates. For a more complete description of the reasons for the Merger, please see the sections titled “The Merger — Boundless Bio’s Reasons for the Merger” and “The Merger — Serapha’s Reasons for the Merger” beginning on pages 154 and 158, respectively, of this proxy statement/prospectus.

Q.	What will happen to Boundless Bio’s legacy product candidates?

A.

Following completion of the Merger, the Combined Company plans to focus on advancing SERP-01, an investigational in vivo base editing therapy for AATD, and does not intend to continue development of any of Boundless Bio’s legacy product candidates. Boundless Bio may continue to evaluate opportunities for its product candidates, which may include a sale, license, transfer, disposition, divestiture or other monetization transaction to a third party or to a related party so long as the transaction would not result in material post-closing obligations to the Combined Company without Serapha’s consent. If the Merger Agreement is terminated, Boundless Bio may pursue other strategic alternatives, including financing opportunities, or liquidation.

Q.	What will happen to Boundless Bio if, for any reason, the Merger with Serapha does not close?

A.

Boundless Bio has invested significant time and has incurred, and expects to continue to incur, significant expenses related to the proposed Merger with Serapha. In the event the Merger does not close, Boundless Bio

x

will have a limited ability to continue its current operations indefinitely. Although the Boundless Bio Board of Directors may elect, among other things, to attempt to complete another strategic transaction if the Merger with Serapha does not close, the Boundless Bio Board of Directors may instead take steps necessary to liquidate or dissolve Boundless Bio’s business and assets if a viable alternative transaction is not available. If Boundless Bio decides to dissolve and liquidate its assets, Boundless Bio would be required to pay all of its contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount of and the timing for such liquidation and distribution, or as to the available cash that will be left to distribute to stockholders after paying the obligations of Boundless Bio and setting aside funds for reserves.

Q.	Why am I receiving this proxy statement/prospectus?

A.

You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Boundless Bio as of the applicable record date, and you are entitled to vote to approve the matters set forth herein. This document serves as:

•	a proxy statement of Boundless Bio used to solicit proxies for the Boundless Bio Special Meeting to vote on the matters set forth herein; and

•

a prospectus of Boundless Bio used to offer (i) shares of Boundless Bio Common Stock and/or Assumed Warrants and/or Boundless Bio Pre-Funded Warrants, as applicable, issued in exchange for shares of Serapha Capital Stock (including shares of Serapha Common Stock issued in the Serapha Pre-Closing Financing) and (ii) shares of Boundless Bio Common Stock issuable upon exercise of Assumed Warrants issued in exchange for Serapha Pre-Funded Warrants sold in the Serapha Pre-Closing Financing and the Boundless Bio Pre-Funded Warrants (see the section titled “EXPLANATORY NOTE” on page i of this proxy statement/prospectus).

Q.	What is the Serapha Pre-Closing Financing?

A.

On June 22, 2026, concurrently with the execution and delivery of the Merger Agreement, Serapha entered into the Securities Purchase Agreement with certain investors named therein, including, among others, RA Capital Management, RTW Investments, Janus Henderson Investors, Decheng Capital, Vivo Capital, Casdin Capital, LifeSci Venture Partners, Logos Capital, Balyasny Asset Management, and Eventide Asset Management, pursuant to which such investors agreed to purchase shares of Serapha Common Stock and Serapha Pre-Funded Warrants at an estimated purchase price of $4.4997 per share and $4.49969 per pre-funded warrant for an aggregate purchase price of approximately $92.0 million. Shares of Serapha Common Stock and Serapha Pre-Funded Warrants issued pursuant to this financing transaction will be converted into shares of Boundless Bio Common Stock and Assumed Warrants in accordance with the Exchange Ratio and the Merger Agreement. Boundless Bio stockholders should not consider investments made by Serapha’s existing investors as a factor when deciding on how to vote on the proposals in this proxy statement/prospectus, since Serapha’s existing investors may have had different risk tolerances.

Immediately after the Merger, the shares of Serapha Common Stock and Serapha Pre-Funded Warrants issued in the Serapha Pre-Closing Financing are expected to represent approximately 65.83% of the outstanding shares of the Combined Company common stock. Boundless Bio, Serapha and the investors participating in the Serapha Pre-Closing Financing have also agreed to enter into a registration rights agreement at the closing of the Serapha Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of Boundless Bio Common Stock that are held by the investors participating in the Serapha Pre-Closing Financing from time to time pursuant to Rule 415. The closing of the Serapha Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the Closing as well as certain other conditions. The closing of the Serapha Pre-Closing Financing is a condition to the closing of the Merger.

Therefore, Boundless Bio stockholders are being asked to vote on matters related to the Merger without assurance that the proceeds of the Serapha Pre-Closing Financing will be available at the time the Merger is consummated. The investors in the Serapha Pre-Closing Financing have executed binding purchase agreements and are obligated to fund their respective commitments at closing, and Serapha would be entitled to pursue specific performance and other contractual remedies to enforce those obligations. However, if the Merger closes before the financing proceeds are received, the Combined Company would initially operate using its then-available cash resources and may need to adjust the timing or scope of certain expenditures until such proceeds are received or alternative capital is obtained.

For a more complete description of the Serapha Pre-Closing Financing, please see the sections titled “Agreements Related to the Merger — Securities Purchase Agreement” and “Agreements Related to the Merger — Registration Rights Agreement” beginning on pages 212 and 214 of this proxy statement/prospectus, respectively.

Q.	What proposals will be voted on at the Boundless Bio Special Meeting in connection with the Merger?

A.

Pursuant to the terms of the Merger Agreement, the following proposals must be approved by the applicable requisite stockholder vote at the Boundless Bio Special Meeting in order for the Merger to close (the “Merger Proposals”):

•

Proposal No. 1 - The Nasdaq Stock Issuance Proposal to approve the issuance of shares of Boundless Bio Common Stock (including the shares of Boundless Bio Common Stock issuable upon exercise of the Assumed Warrants and Boundless Bio Pre-Funded Warrants) to stockholders of Serapha pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A, which will (i) represent more than 20% of the shares of Boundless Bio Common Stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b);

•

Proposal No. 2 - The Nasdaq Reverse Split Proposal to approve an amendment to the Boundless Bio Charter to effect a reverse stock split of Boundless Bio’s issued and outstanding common stock at a ratio determined by the Boundless Bio Board of Directors and agreed to by Serapha, of one new share of Boundless Bio Common Stock for every    to    shares (or any number in between) of outstanding Boundless Bio Common Stock, in the form attached as Annex B to this proxy statement/prospectus; and

•

Proposal No. 3 - The Authorized Share Increase Proposal to approve an amendment to the Boundless Bio Charter to increase the number of shares of Boundless Bio Common Stock that Boundless Bio is authorized to issue from 700,000,000 to    , in the form attached as Annex C to this proxy statement/prospectus.

Approval of each of Proposal Nos. 1, 2 and 3 is a condition to completion of the Merger. The issuance of Boundless Bio Common Stock in connection with the Merger and the change of control resulting from the Merger will not take place unless Proposal Nos. 1, 2 and 3 are approved by Boundless Bio stockholders and the Merger is consummated. The amendment to the Boundless Bio Charter to effect the Nasdaq Reverse Split will not take place unless Proposal No. 2 is approved by the requisite Boundless Bio stockholders; however, Boundless Bio may still elect to proceed with the Nasdaq Reverse Split even if the Merger is not consummated. The amendment to the Boundless Bio Charter to increase the number of authorized shares of Boundless Bio Common Stock will not take place unless Proposal Nos. 1, 2, and 3 are approved by Boundless Bio stockholders and the Merger is consummated.

In addition to the requirement of obtaining Boundless Bio stockholder approval, the Closing is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 207 of this proxy statement/prospectus.

If Proposal Nos. 1, 2 and 3 are approved, Boundless Bio expects to (i) pay the Boundless Bio Pre-Closing Dividend and (ii) effect the Nasdaq Reverse Split following the payment of the Boundless Bio Pre-Closing Dividend and immediately prior to the Closing. The increase in the number of authorized shares of

Boundless Bio Common Stock as described in the Authorized Share Increase Proposal would be effected following the Nasdaq Reverse Split and prior to the Closing. The issuance of shares of Boundless Bio Common Stock to stockholders of Serapha pursuant to the terms of the Merger Agreement as described in the Nasdaq Stock Issuance Proposal would be effected on the Closing Date. The Closing is expected to occur by the fourth quarter of 2026 following the satisfaction of all closing conditions. If approved by Nasdaq, the listing of the Combined Company common stock on Nasdaq will take place effective as of the Closing Date.

The presence, in person or being represented by proxy, at the Boundless Bio Special Meeting of the holders of a majority in voting power of Boundless Bio Common Stock outstanding and entitled to vote at the Boundless Bio Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the Merger Proposals.

Q.	What proposals are to be voted on at the Boundless Bio Special Meeting, other than the Merger Proposals?

A.	At the Boundless Bio Special Meeting, the holders of Boundless Bio Common Stock will also be asked to approve the following proposals:

•	Proposal No. 4 - The Stock Plan Proposal to approve the Serapha Bio, Inc. 2026 Stock Incentive Plan;

•	Proposal No. 5 - The ESPP Proposal to approve the Serapha Bio, Inc. 2026 Employee Stock Purchase Plan;

•

Proposal No. 6 - The Adjournment Proposal to approve an adjournment of the Boundless Bio Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3.

The approvals of Proposal Nos. 4, 5 and 6 are not conditions to the completion of the Merger. The implementation of Proposal Nos. 4 and 5 are each conditioned on the consummation of the Merger. Boundless Bio does not expect that any matter other than the Proposals will be brought before the Boundless Bio Special Meeting.

The presence, in person or being represented by proxy, at the Boundless Bio Special Meeting of the holders of a majority in voting power of Boundless Bio Common Stock outstanding and entitled to vote at the Boundless Bio Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the proposals.

Q.	What stockholder votes are required to approve the proposals at the Boundless Bio Special Meeting?

A.

The presence, in person or being represented by proxy, at the Boundless Bio Special Meeting of the holders of a majority in voting power of Boundless Bio Common Stock outstanding and entitled to vote at the Boundless Bio Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the proposals. Abstentions and broker non-votes, if any, will be counted towards the presence of a quorum. The affirmative vote of a majority of the votes properly cast for and against by the holders of Boundless Bio Common Stock at the Boundless Bio Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 3, 4, 5 and 6. Each of Proposal No. 1, Proposal No. 2 and Proposal No. 3 is a condition to completion of the Merger. The closing of the Serapha Pre-Closing Financing is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the Merger as well as certain other conditions. Therefore, the Merger and the Serapha Pre-Closing Financing cannot be consummated without the approval of Proposal Nos. 1, 2 and 3. The issuance of Boundless Bio Common Stock in connection with the Merger and the change of control of Boundless Bio resulting from the Merger will not take place unless Proposal Nos. 1, 2 and 3 are approved by Boundless Bio stockholders and the Nasdaq Reverse Split and increase in authorized shares are effected and the Merger is consummated. The amendment to the Boundless Bio Charter to effect the Nasdaq Reverse Split will not take place unless

Proposal No. 2 is approved by the requisite Boundless Bio stockholders. Boundless Bio may still elect to proceed with the Nasdaq Reverse Split if Proposal No. 2 is approved by Boundless Bio’s stockholders even if Proposal No. 1 and/or Proposal No. 3 is not approved, or even if approved, the Merger is not consummated. The amendment to the Boundless Bio Charter to increase the number of authorized shares of Boundless Bio Common Stock will not take place unless Proposal Nos. 1, 2, and 3 are approved by Boundless Bio stockholders and the Merger is consummated. Additionally, the implementation of Proposal Nos. 4 and 5 are each conditioned on the consummation of the Merger. Therefore, if Proposal No. 1, Proposal No. 2 and Proposal No. 3 are not approved and the Merger is not consummated, Proposal Nos. 4 and 5 will each have no effect, even if approved by Boundless Bio stockholders.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions, and broker non-votes, if any. Abstentions and broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Boundless Bio Special Meeting, but will not be counted as votes cast and will have no effect on the outcome of the vote for each proposal.

Q.	Why is Boundless Bio seeking stockholder approval to issue shares of Boundless Bio Common Stock to existing stockholders of Serapha in the Merger?

A.

Because the Boundless Bio Common Stock is listed on Nasdaq, Boundless Bio is subject to the Nasdaq rules. Nasdaq Listing Rule 5635(a) requires stockholder approval with respect to the issuance of Boundless Bio Common Stock when, among other instances, the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to 20% or more of the outstanding shares of Boundless Bio Common Stock before the issuance. Nasdaq Listing Rule 5635(b) also requires stockholder approval when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Nasdaq will consider all facts and circumstances concerning a transaction, including whether there are any other relationships or agreements between the company and the investor or group.

In the case of the Merger, Boundless Bio expects to issue approximately 229.8 million shares of Boundless Bio Common Stock, excluding approximately 415.4 million shares of Boundless Bio Common Stock underlying the Serapha Pre-Funded Warrants and/or shares of Serapha Capital Stock, as applicable, to be exchanged for Assumed Warrants. As of September 30, 2026, there were 23,108,935 shares of Boundless Bio Common Stock outstanding. Therefore, Boundless Bio Common Stock to be issued pursuant to the Merger Agreement (including the shares issued to investors in the Serapha Pre-Closing Financing) will represent greater than 20% of its voting stock outstanding before the issuance.

Accordingly, Boundless Bio is seeking stockholder approval of the issuance of Boundless Bio Common Stock pursuant to the Merger Agreement, including the issuance of Boundless Bio Common Stock underlying the Assumed Warrants exchanged for the Serapha Pre-Funded Warrants issued in the Serapha Pre-Closing Financing and the Boundless Bio Pre-Funded Warrants under the Nasdaq rules.

Q.	Will the Combined Company common stock trade on an exchange?

A.

Shares of Boundless Bio Common Stock are currently listed on Nasdaq under the symbol “BOLD.” Boundless Bio has filed an initial listing application for the Combined Company common stock with Nasdaq. After completion of the Merger, Boundless Bio will be renamed “Serapha Bio, Inc.” and it is expected that the Combined Company common stock will trade on Nasdaq under the symbol “AATD.” It is a condition to the consummation of the Merger that Boundless Bio will receive confirmation from Nasdaq that the Combined Company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that Boundless Bio will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties; however, if such condition is waived, Boundless Bio will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. Accordingly, you are advised that Boundless Bio stockholders will not have certainty regarding the listing of the Combined Company’s shares at the time you are asked to vote at the Boundless Bio Special Meeting. For more information, please see the section titled “Risk Factors — Risks Related to the Merger — Boundless Bio and Serapha may mutually agree to waive the Nasdaq listing condition under the Merger Agreement, and if such condition is waived, the Combined Company’s stock may not be listed on Nasdaq following completion of the Merger.” on page 20 of this proxy statement/prospectus.

On     , 2026, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Boundless Bio Common Stock was $   per share.

Q.	What do I need to do now?

A.	Boundless Bio urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference, and to consider how the Merger affects you.

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may attend the Boundless Bio Special Meeting and vote online during the meeting, vote by proxy over the telephone, vote by proxy through the internet or vote by proxy using a proxy card, the form of which is attached as Annex D to this proxy statement/prospectus. Whether or not you plan to attend the meeting, Boundless Bio urges you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote during the meeting even if you have already voted by proxy. Please be aware that you must bear any costs associated with your internet access, such as usage charges from Internet access providers and telephone or similar companies.

•

You may attend the Boundless Bio Special Meeting online and vote during the meeting online by visiting www.proxydocs.com/BOLD. To vote online during the meeting, you must register to attend the meeting.

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To vote using the proxy card, simply complete, sign and date the proxy card that you may request or that Boundless Bio may elect to deliver at a later time and return it promptly in the envelope provided. If you return your signed proxy card to Boundless Bio before the Boundless Bio Special Meeting, Boundless Bio will vote your shares as you direct.

•

To vote over the telephone, dial toll-free (866) 390-5243 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number found on the proxy card. Your vote must be received by 8:59 p.m. Pacific Time on    , 2026 to be counted.

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To vote through the internet, go to www.proxypush.com/BOLD to complete an electronic proxy card. You will be asked to provide the company number and control number from the proxy card. Your vote must be received by 8:59 p.m. Pacific Time on    , 2026 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received voting instructions from that organization rather than from Boundless Bio. Simply follow the voting instructions provided to ensure that your vote is counted. You may vote by telephone or over the internet as instructed by your broker, bank or other agent. To vote in person at the Boundless Bio Special Meeting, you must contact your broker, bank, or other agent and obtain a valid legal proxy in order to attend, participate in and vote at the Boundless Bio Special Meeting. Follow the voting instructions from your broker, bank or other agent, or contact your broker, bank or other agent for instructions.

Q.	What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?

A.	Stockholder of Record; Shares Registered in Your Name

If, on the Record Date, your shares were registered directly in your name with the transfer agent for the Boundless Bio Common Stock then you are a stockholder of record. As a stockholder of record, you may attend the Boundless Bio Special Meeting and vote online during the meeting or vote early by proxy. Whether or not you plan to attend the Boundless Bio Special Meeting, Boundless Bio encourages you to fill out and return your proxy card or vote by proxy over the telephone or on the internet as instructed above to ensure your vote is counted.

If you do not return a proxy card or otherwise vote, your shares will not be voted.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary or Custodian

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received voting instructions from that organization rather than from Boundless Bio. Simply follow the voting instructions from that organization to ensure that your vote is counted.

Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote at the meeting even if you have already voted by proxy.

If you are the beneficial owner and do not direct your broker, fiduciary or custodian how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the New York Stock Exchange (“NYSE”) deems a particular proposal to be a “routine” matter. Your broker, fiduciary or custodian will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, fiduciary or custodian is not entitled to vote your shares with respect to “non-routine” proposals, resulting in a “broker non-vote” with respect to such proposals. Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers choose not to exercise their discretionary voting authority. As a result, we urge you to direct your broker, fiduciary or custodian how to vote your shares on all proposals to ensure that your vote is counted.

Q.	What if I sign and return a proxy card or otherwise vote but do not indicate specific choices?

A.

The shares represented by each signed and returned proxy will be voted at the Boundless Bio Special Meeting by the persons named as proxies in the proxy card in accordance with the instructions indicated on the proxy card. However, if you are the registered stockholder and sign and return your proxy card without giving specific instructions, the persons named as proxies in the proxy card will vote your shares in accordance with the recommendations of the Boundless Bio Board of Directors.

Q.	May I attend the Boundless Bio Special Meeting and vote during the meeting?

A.

The Boundless Bio Special Meeting will be held on    , 2026 entirely online via live audio webcast and is scheduled to begin at    Pacific Time. Stockholders of record as of    , 2026 will be able to attend and participate in the Boundless Bio Special Meeting. Stockholders who hold their shares in street name should contact their broker, bank or other agent and obtain a “legal proxy” in order to be able to attend, participate in or vote at the Boundless Bio Special Meeting. You must register to attend the Boundless Bio Special Meeting at www.proxydocs.com/BOLD and provide your control number by 2:00 p.m. Pacific Time on    , 2026. After completion of your registration, further instructions, including a unique link to access the Special Meeting, will be emailed to you.

You may submit a question in advance of the Boundless Bio Special Meeting as a part of the registration process. Questions pertinent to the Boundless Bio Special Meeting and that are submitted in accordance with our rules of conduct for the Boundless Bio Special Meeting will be answered during the Boundless Bio Special Meeting, subject to applicable time constraints. Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once. In order to promote fairness, efficient use of time, and in order to ensure all stockholders are responded to, Boundless Bio will respond to up to two questions from a single stockholder.

YOUR VOTE IS IMPORTANT AND BOUNDLESS BIO STRONGLY ENCOURAGES YOU TO VOTE YOUR SHARES PRIOR TO THE BOUNDLESS BIO SPECIAL MEETING.

Q.	Who counts the votes?

A.

BetaNXT Inc. (“BetaNXT”) has been engaged as Boundless Bio’s independent agent to tabulate stockholder votes. If you are a stockholder of record, your executed proxy card is returned directly to BetaNXT for tabulation. If you hold your shares through a broker, your broker returns one proxy card to BetaNXT on behalf of all its clients.

Q.	How can I find out the voting results?

A.	Final voting results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the Boundless Bio Special Meeting.

Q.	If my Boundless Bio shares are held in “street name” by my broker, will my broker vote my shares for me?

Q.

If you hold shares beneficially in street name and you do not instruct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, bank or other agent is not entitled to vote your shares with respect to “non-routine” proposals, resulting in a “broker non-vote” with respect to such proposals. Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers choose not to exercise their discretionary voting authority. Accordingly, if you hold your shares beneficially in street name, please be sure to instruct your broker, bank or other agent how to vote to ensure that your vote is counted on each of the proposals, following the procedures provided by your broker, bank or other agent.

Q.	What are broker non-votes and do they count for determining a quorum?

A.

Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker has not received voting instructions from its clients with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter.

Broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Boundless Bio Special Meeting. Broker non-votes, if any, will not be counted as “votes properly cast” and will therefore have no effect on Proposal Nos. 1, 2, 3, 4, 5 or 6.

Q.	May I revoke and/or change my vote after I have submitted a proxy or provided proxy instructions?

A.

Boundless Bio stockholders of record, unless such stockholder’s vote is subject to a support agreement, may revoke and/or change their vote at any time before their proxy is voted at the Boundless Bio Special Meeting in one of four ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.

•	You can provide your proxy instructions via telephone at a later date.

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You may send an instrument in writing revoking the proxy or another duly executed proxy bearing a later date to Boundless Bio’s corporate secretary. Any written notice of revocation or subsequent proxy card must be received by Boundless Bio’s corporate secretary prior to the taking of the vote at the Boundless Bio Special Meeting. Such written notice of revocation or subsequent proxy card should be sent to Boundless Bio’s principal executive offices at Boundless Bio, Inc., 11099 North Torrey Pines Road, Suite 150, La Jolla, California 92037, Attention: Corporate Secretary.

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You may attend the Boundless Bio Special Meeting online and vote online during the meeting, although attendance at the Boundless Bio Special Meeting will not, by itself, revoke and/or change your proxy.

Your signed proxy card, telephonic proxy instructions, internet proxy instructions, or written notice must be received by    , 2026, 8:59 p.m. Pacific Time to be counted.

If a Boundless Bio stockholder who owns Boundless Bio shares in “street name” has instructed a broker to vote its shares of Boundless Bio Common Stock, the stockholder must follow directions received from its broker to change and/or revoke those instructions.

Q.	Who is paying for this proxy solicitation?

A.

Boundless Bio and Serapha will share equally the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Boundless Bio Common Stock for the forwarding of solicitation materials to the beneficial owners of Boundless Bio Common Stock. Boundless Bio will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Boundless Bio has retained MacKenzie Partners, Inc. (the “Proxy Solicitor”) to assist in soliciting proxies using the means referred to above. Boundless Bio will pay the fees of the Proxy Solicitor, which Boundless Bio expects to be approximately $17,500, plus reimbursement for certain out-of-pocket expenses.

Q.	What are the material U.S. federal income tax considerations of the Merger to holders of Boundless Bio Common Stock?

A.

Holders of Boundless Bio Common Stock will not sell, exchange or dispose of any shares of Boundless Bio Common Stock as a result of the Merger. Thus, there will be no U.S. federal income tax considerations to holders of Boundless Bio Common Stock as a result of the Merger.

Q.	What are the material U.S. federal income tax considerations of the Merger to U.S. Holders of Serapha Capital Stock?

A.

Subject to the limitations and qualifications described in the section titled “The Merger — Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 183 of this proxy statement/prospectus, the Merger is intended to qualify as (1) a “reorganization” within the meaning of Section 368(a) of the Code and/or (2) an exchange of shares of Serapha Capital Stock for Boundless Bio Common Stock under Section 351(a) of the Code. As a result, assuming such treatment, a U.S. Holder of Serapha Capital Stock will not recognize gain or loss upon the exchange of its Serapha Capital Stock for Boundless Bio Common Stock. For a more detailed discussion of the material U.S. federal income tax considerations of the Merger, please see the section titled “The Merger — Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 183 of this proxy statement/prospectus.

Q.	What are the material U.S. federal income tax considerations of the Nasdaq Reverse Split to U.S. Holders of Boundless Bio Common Stock?

A.	A U.S. Holder of Boundless Bio Common Stock generally should not recognize gain or loss upon the Nasdaq Reverse Split, except to the extent such holder receives cash in lieu of a fractional share of

Boundless Bio Common Stock, and subject to the discussion in the section titled “Proposal No. 2 — The Nasdaq Reverse Split Proposal — Material U.S. Federal Income Tax Considerations of the Nasdaq Reverse Split” beginning on page 236 of this proxy statement/prospectus. Please review the information in the section titled “Proposal No. 2 — The Nasdaq Reverse Split Proposal — Material U.S. Federal Income Tax Considerations of the Nasdaq Reverse Split” beginning on page 236 of this proxy statement/prospectus for a more complete description of the U.S. federal income tax considerations of the Nasdaq Reverse Split to U.S. Holders of Boundless Bio Common Stock.

Q.	What are the material U.S. federal income tax considerations of the Boundless Bio Pre-Closing Dividend to U.S. Holders of Boundless Bio Common Stock?

A.

For U.S. federal income tax purposes, the receipt of the Boundless Bio Pre-Closing Dividend by a U.S. Holder of Boundless Bio Common Stock generally should be treated first as a dividend to the extent of Boundless Bio’s current or accumulated earnings and profits, then as a non-taxable return of capital to the extent of such U.S. Holder’s basis in Boundless Bio Common Stock, and then as capital gain from the sale or exchange of Boundless Bio Common Stock with respect to any remaining amount. However, there can be no assurance that it will be so treated. Please review the information in the section titled “The Merger — Material U.S. Federal Income Tax Considerations of the Boundless Bio Pre-Closing Dividend” beginning on page 185 of this proxy statement/prospectus for a discussion of the material U.S. federal income tax considerations of the Boundless Bio Pre-Closing Dividend to U.S. Holders of Boundless Bio Common Stock.

Q.	Who can help answer my questions?

A.

If you are a Boundless Bio stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Merger or related matters, including the procedures for voting your shares, you should contact:

MacKenzie Partners, Inc.

7 Penn Plaza, Suite 503

New York, NY 10001

Banks and Brokers call: +1 (212) 929-5500

All others call toll free (U.S. only): +1 (800) 322-2885

Email: proxy@mackenziepartners.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the Boundless Bio Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 392 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the Nasdaq Reverse Split described in Proposal No. 2 of this proxy statement/prospectus.

The Companies

Boundless Bio

Boundless Bio is a clinical-stage oncology company dedicated to unlocking a new paradigm in cancer therapeutics that addresses the significant unmet need in patients with oncogene amplified tumors by interrogating extrachromosomal DNA (“ecDNA”), a root cause of oncogene amplification observed in 14 to 17% of cancer patients. ecDNA are large circular units of nuclear DNA that are a primary mechanism of gene amplification and are detected only in cancer cells, not in healthy cells. Using Boundless Bio’s proprietary Spyglass platform, Boundless Bio was focused on identifying targets essential for ecDNA functionality in oncogene amplified cancer cells, then designing and developing small molecule drugs called ecDNA-directed therapeutic candidates (“ecDTx”) to inhibit those targets, with the aim to prevent cancer cells from using chromosomal instability (“CIN”) and ecDNA amplification biology to grow, adapt, and become resistant to existing therapies.

In response to clinical data and other market considerations, Boundless Bio has made a series of portfolio prioritization decisions and taken steps to streamline operations in connection with those decisions, including ceasing clinical development of its product candidates in response to clinical data. In May 2025, Boundless Bio announced that it discontinued the monotherapy arm and combination arms of BBI-355 with third-party targeted therapies in the POTENTIATE trial based on initial trial data. In January 2026, following a strategic portfolio review, Boundless Bio elected to cease enrollment of the POTENTIATE trial due to market considerations, clinical data, and prioritization of its BBI-940 program and will no longer invest in the development of ECHO. In June 2026, Boundless Bio announced that based on preliminary exposure data obtained in the early dose escalation cohorts of the KOMODO-1 clinical trial, Boundless Bio believed that the observed pharmacokinetic exposure data did not support continued clinical development of BBI-940. Previously, in December 2024, following an assessment of preliminary PK data, Boundless Bio made the strategic decision not to proceed with evaluation of BBI-825 in a first-in-human, open-label, non-randomized, 3-part, Phase 1/2 clinical trial of BBI-825.

On June 22, 2026, Boundless Bio entered into the Merger Agreement with Serapha and Merger Sub, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Serapha, with Serapha continuing as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the Merger. The Merger is intended to qualify for federal income tax purposes as (1) a reorganization under the provisions of Section 368(a) of the Code and/or (2) an exchange of shares of Serapha Capital Stock for Boundless Bio Common Stock under Section 351(a) of the Code. As a result, assuming such treatment, a U.S. Holder of Serapha Capital Stock will not recognize gain or loss upon the exchange of its Serapha Capital Stock for Boundless Bio Common Stock.

Following completion of the Merger, the Combined Company plans to focus on advancing SERP-01, an investigational in vivo base editing therapy for AATD, and does not intend to continue development of any of Boundless Bio’s legacy ecDTx. Boundless Bio may continue to evaluate opportunities for its ecDTx, which may include a sale, license, transfer, disposition, divestiture or other monetization transaction to a third party or to a related party so long as the transaction would not result in material post-closing obligations to the Combined Company without Serapha’s consent. If the Merger is not completed, Boundless Bio may continue to explore development opportunities for its ecDTx and pursue other strategic alternatives, including collaborations, financing opportunities or a transaction similar to the proposed Merger, or liquidation.

Serapha

Serapha is a clinical-stage genetic medicines company committed to transforming the treatment of AATD, the leading genetic cause of serious, progressive lung and liver disease. Serapha’s only product candidate, SERP-01, is a proprietary base editing therapy currently in a Phase 1 clinical trial for the treatment of AATD with the PiZZ genotype, the most severe genetic mutation responsible for >90% of AATD cases. The PiZZ mutation causes the Z isoform of alpha-1 antitrypsin (“Z-AAT”) to misfold and accumulate as polymers within liver cells, producing toxic aggregates that can lead to hepatitis, fibrosis and cirrhosis, while simultaneously reducing the amount of functional, normally folded AAT (“M-AAT”) secreted into the circulation. The resulting deficiency of circulating functional M-AAT leaves the lungs unprotected from neutrophil elastase, contributing to progressive emphysema and chronic obstructive pulmonary disease (“COPD”). SERP-01 is designed as a single intravenous administration treatment to correct the underlying genetic cause of PiZZ AATD, with the goal of restoring production of functional M-AAT, reducing accumulation of toxic mutant Z-AAT in the liver and, if successful, fundamentally altering the course of disease. SERP-01 is being evaluated in an ongoing investigator-initiated trial (“IIT”) conducted at Renji Hospital in Shanghai, China in collaboration with Hannover Medical School in Hanover, Germany. As of a data cutoff date of August 6, 2026, SERP-01 has been observed to be well-tolerated, with no serious adverse events reported, and has generated preliminary evidence of serum AAT at near-normal levels among the four treated patients. However, similar results may not be replicable in clinical trials with larger patient populations. In March 2026, the U.S. Food and Drug Administration (“FDA”) cleared an investigational new drug application (“IND”) submitted by YolTech for SERP-01, permitting the initiation of a Phase 2/3 clinical trial of SERP-01 in the United States. In June 2026, Serapha entered into the YolTech License Agreement, pursuant to which Serapha obtained exclusive rights to develop, manufacture and commercialize SERP-01 outside of Greater China. In connection with the YolTech License Agreement, YolTech transferred sponsorship of the IND to Serapha, and Serapha is the current sponsor of the IND. Serapha intends to pursue development of SERP-01 in alignment with the FDA, including potentially seeking accelerated approval based on AATD biomarkers, such as restoration of serum AAT, as surrogate endpoints that may be reasonably likely to predict clinical benefit, subject to FDA agreement. There is no guarantee that SERP-01 will receive approval from the FDA or receive approval faster than it otherwise might have if an accelerated pathway were not pursued, as the progress and results of clinical trials are variable and unpredictable. In May 2026, the FDA granted SERP-01 orphan drug designation for the treatment of PiZZ AATD and Regenerative Medicine Advanced Therapy (“RMAT”) designation.

Beam Litigation

On September 25, 2026, Beam Therapeutics Inc. (“Beam”) filed a complaint in the U.S. District Court for the District of Massachusetts against Serapha, YolTech and two individuals affiliated with YolTech, Dr. Zi Jun (Emma) Wang and Dr. Yuxuan (Jensen) Wu (the “Beam Litigation”). The complaint alleges, among other things, trade secret misappropriation and related claims in connection with the development of SERP-01, the product candidate Serapha in-licensed from YolTech, and seeks monetary damages and injunctive and other relief. Serapha believes the claims asserted against it are without merit and intends to defend itself vigorously. However, litigation is inherently uncertain, and an adverse outcome could have a material adverse effect on

Serapha and, following the Merger, the Combined Company, including on its ability to develop and commercialize SERP-01. For more information, see the sections titled “Risk Factors — Risks Related to Serapha” and “Serapha’s Business — Legal Proceedings” beginning on pages 93 and 308, respectively, of this proxy statement/prospectus.

Merger Sub

Merger Sub is a direct, wholly owned subsidiary of Boundless Bio and was formed solely for the purpose of carrying out the Merger.

The Merger (see page 148)

Subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, at the Closing, Merger Sub will merge with and into Serapha, with Serapha continuing as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the Merger.

Boundless Bio’s Reasons for the Merger (see page 154)

In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Boundless Bio Board of Directors held numerous meetings, consulted with Boundless Bio’s management, outside legal counsel and financial advisor, and considered a wide variety of factors. Following a thorough process of reviewing and analyzing potential strategic alternatives, the Boundless Bio Board of Directors considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including (but not necessarily presented in any order of relative importance):

•

the belief that the Merger will provide Boundless Bio existing stockholders an opportunity to participate in the potential growth of the Combined Company, which will focus on the development of SERP-01, Serapha’s only product candidate licensed from YolTech, while also receiving a cash payment on account of the Boundless Bio Pre-Closing Dividend;

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the financial condition and prospects of Boundless Bio and the risks associated with continuing to operate Boundless Bio on a stand-alone basis, particularly in light of the significant decline in the trading price of Boundless Bio Common Stock over the preceding two years and the risks and costs associated with maintaining Boundless Bio’s Nasdaq listing;

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the belief that Boundless Bio would have difficulty raising a sufficient amount of additional capital to fund development of its product candidate as a standalone company in light of, among other things, emerging clinical data for BBI-940 from the KOMODO-1 study, and the significant decline in Boundless Bio’s share price over the preceding two years;

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the belief that, after a comprehensive and thorough strategic process, including extensive multi-year in-licensing efforts, outreach by Lucid Capital Markets, LLC (“Lucid”) to approximately 14 potential counterparties resulting in two non-binding proposals, and consideration of other alternatives including dissolution and liquidation, the Merger is more favorable to Boundless Bio stockholders than the potential value that might have resulted from remaining a standalone company, entering into other strategic alternatives available to Boundless Bio, or liquidating or dissolving its business and assets;

•

the belief that the terms and conditions of the Merger Agreement are fair and reasonable to Boundless Bio and its stockholders, taking into account the Exchange Ratio, the Boundless Bio Pre-Closing Dividend of approximately $44 million to $48 million representing substantially all of Boundless Bio’s anticipated remaining net cash, the $12.5 million enterprise value ascribed to Boundless Bio, the Support Agreements and the absence of any superior alternative proposals; and

•	the Boundless Bio Board of Directors received the opinion of Lucid, its financial advisor, that as of June 21, 2026 and based upon and subject to the various assumptions made, procedures followed,

matters considered, and qualifications and limitations set forth in its written opinion, the Exchange Ratio to be paid by Boundless Bio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Boundless Bio Common Stock.

The Boundless Bio Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•	the $1 million termination fee payable by Boundless Bio upon the occurrence of certain events and the substantial expenses to be incurred by Boundless Bio in connection with the Merger;

•	the prohibition on Boundless Bio from soliciting alternative acquisition proposals during the pendency of the Merger;

•	the risk that the Merger or the Serapha Pre-Closing Financing might not be consummated in a timely manner or at all;

•

the significant dilution to existing Boundless Bio stockholders, who are expected to hold approximately 3.8% of the outstanding shares of the Combined Company on a fully-diluted basis immediately following the Merger, and the loss of governance control, as all current officers and directors of Boundless Bio will be replaced following the closing of the Merger; and

•

various other risks associated with the Combined Company and the proposed transaction, including those described in the section titled “Risk Factors” beginning on page 20 of this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive but is believed to include a summary of the material factors considered by the Boundless Bio Board of Directors in its consideration of the Merger Agreement and the transactions contemplated thereby. After conducting an overall analysis of these and other factors, including thorough discussions with, and questioning of, Boundless Bio’s management, outside legal counsel and financial advisor, the Boundless Bio Board of Directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, the Boundless Bio Board of Directors approved the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement.

Serapha’s Reasons for the Merger (see page 158)

In the course of reaching its decision to approve the Merger and the Serapha Pre-Closing Financing, the Serapha Board of Directors held numerous meetings, consulted with Serapha’s senior management, legal counsel and financial advisors, and considered a wide variety of factors. Ultimately, the Serapha Board of Directors concluded that a merger with Boundless Bio, together with the additional financing committed from the Serapha Pre-Closing Financing, was the best option to generate capital resources to support the advancement of Serapha’s pipeline and fund the Combined Company.

Additional factors the Serapha Board of Directors considered included the following (which factors are not necessarily presented in any order of relative importance):

•

the Merger will potentially expand the access to capital and the range of investors available as a public company to support the clinical development of Serapha’s pipeline, compared to the capital and investors Serapha could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Serapha and its pipeline;

•	the historical and current information concerning Serapha’s business, including its financial performance and condition, operations, management and preclinical data;

•

the Serapha Board of Directors’ belief that no alternatives to the Merger, together with the additional financing committed from the Serapha Pre-Closing Financing, were reasonably likely to create greater value for Serapha stockholders, after considering the various financing and other strategic options to enhance stockholder value that were considered by the Serapha Board of Directors;

•

the Serapha Board of Directors’ expectation that the Merger, together with the additional financing committed from the Serapha Pre-Closing Financing, would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;

•

the expected operations, management structure and operating plans of the Combined Company (including the ability to support the Combined Company’s current and planned preclinical studies and planned clinical trials);

•	the business, history, operations, financial resources, assets, technology and credibility of Boundless Bio; and

•	the terms and conditions of the Merger Agreement.

The Serapha Board of Directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the risk that the Merger might not be consummated in a timely manner or at all;

•

the Exchange Ratio used to establish the number of shares of Boundless Bio Common Stock and/or Boundless Bio Pre-Funded Warrants and/or Assumed Warrants to be issued to Serapha stockholders in the Merger is fixed, except for adjustments due to the Boundless Bio Net Cash balance, the amount of proceeds from the Serapha Pre-Closing Financing and outstanding capital stock at Closing, and thus the relative percentage ownership of Boundless Bio stockholders and Serapha stockholders in the Combined Company immediately following the completion of the Merger is similarly fixed;

•	the potential reduction of the Boundless Bio Net Cash prior to the Closing;

•

the possibility that Boundless Bio could, under certain circumstances, consider unsolicited acquisition proposals if such proposals are superior to the Merger or change its recommendation to approve the Merger upon certain events;

•

the costs involved in connection with completing the Merger, the time and effort of Serapha senior management required to complete the Merger, the related disruptions or potential disruptions to Serapha’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Serapha, and related administrative challenges associated with combining the companies;

•

the additional expenses and obligations to which Serapha’s business will be subject following the Merger that Serapha has not previously been subject to, and the operational changes to Serapha’s business, in each case that may result from being a public company; and

•	various other risks associated with the Combined Company and the Merger, including the risks described in the section titled “Risk Factors” beginning on page 20 of this proxy statement/prospectus.

Interests of Boundless Bio’s Directors and Executive Officers in the Merger (see page 175)

In considering the recommendation of the Boundless Bio Board of Directors with respect to approving the Nasdaq Stock Issuance Proposal, Nasdaq Reverse Split Proposal, Authorized Share Increase Proposal, Stock Plan Proposal, ESPP Proposal and Adjournment Proposal, stockholders should be aware that Boundless Bio’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Boundless Bio stockholders generally. These interests may present them with actual or potential conflicts of interest. These interests include the following:

•

Concurrently with the signing of the Merger Agreement, all outstanding Boundless Bio Options previously granted to Boundless Bio’s employees, executive officers, directors, and consultants under the Boundless Bio 2024 Plan and Boundless Bio 2018 Plan became fully vested and exercisable immediately. In addition, the exercise period of all outstanding Boundless Bio Options was extended to provide that such Boundless Bio Options will remain exercisable until the latest to occur of (i) March 31, 2027 (unless the Closing Date occurs prior to such date, in which case the exercise period will expire on the date that is three months following the Closing Date) or (ii) such later date provided in the applicable option agreement evidencing such Boundless Bio Options. With respect to any outstanding Boundless Bio Options that were repriced by Boundless Bio effective August 19, 2024, the premium end date of the Boundless Bio Options was accelerated to the date of the signing of the Merger Agreement.

•

Under the terms of the Merger Agreement, (i) each Boundless Bio Cancelled Option outstanding immediately prior to the Effective Time will be cancelled for no consideration, and (ii) each Boundless Bio Continuing Option at and following the Effective Time will remain outstanding and exercisable in accordance with its terms as in effect as of immediately prior to the Effective Time (taking into account any equitable adjustment made to each Boundless Bio Continuing Option to reflect the Boundless Bio Pre-Closing Dividend and the Nasdaq Reverse Split).

•

Certain current and/or former executive officers of Boundless Bio have received or may receive (i) transaction or retention bonuses and other additional compensation in accordance with the terms of their respective offer letters, and (ii) severance benefits in accordance with the terms of their respective separation agreements or offer letters, as applicable, in connection with the Merger and/or the terminations of their employment, in each case, as described in further detail in the section of this proxy statement/prospectus titled “Interests of Boundless Bio’s Directors and Executive Officers in the Merger.”

Certain material payments to the current and/or former executives of Boundless Bio are factored into the calculation of Boundless Bio Net Cash as deductions, including any bonus, retention payments, severance, change in control payments or similar payment obligations (including payments with “single trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that are due or payable to any director, officer, employee or consultant as a result of the consummation of the Contemplated Transactions or any Boundless Bio Legacy Transaction, together with any payroll taxes associated therewith. The amount of the Boundless Bio Pre-Closing Dividend payable to Boundless Bio stockholders is directly affected by the amount of payments made to Boundless Bio current and/or former executives at or prior to the Closing. Any increase in such payments will reduce Boundless Bio Net Cash and, accordingly, reduce the aggregate amount of the Boundless Bio Pre-Closing Dividend.

The Boundless Bio Board of Directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that Boundless Bio stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Interests of Serapha Directors and Executive Officers in the Merger (see page 179)

In considering the recommendation of the Serapha Board of Directors with respect to approving the Nasdaq Stock Issuance Proposal, Nasdaq Reverse Split Proposal, Authorized Share Increase Proposal, Stock Plan Proposal, ESPP Proposal and Adjournment Proposal, stockholders should be aware that Serapha’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Serapha stockholders generally. These interests may present them with actual or potential conflicts of interest. These interests include the following:

•

as of October 1, 2026, Serapha’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 40.8% of the shares of Serapha Capital Stock, which for purposes of this subsection excludes any shares of Serapha Common Stock issuable upon exercise or settlement of Serapha Options and Serapha RSUs held by such individuals;

•

RTW Holdings X, LLC, an affiliate of Piratip Pratumsuwan and Paul Lu, each a Serapha director, RA Capital Management, L.P. (“RA Capital Management”), an affiliate of Laura Tadvalkar and Matthew Hammond, each a Serapha director, and Decheng Capital Global Life Sciences Fund V, L.P. (“Decheng Capital”), an affiliate of Victor Tong, a Serapha director, currently hold shares of Serapha Capital Stock and have agreed to purchase shares of Serapha Common Stock and Serapha Pre-Funded Warrants in the Serapha Pre-Closing Financing;

•

in connection with the Merger, each Serapha Option and Serapha RSU held by Serapha’s executive officers and directors, whether or not vested, will be converted into an Assumed Option or an Assumed RSU, respectively, on the same terms and conditions (including any vesting and acceleration provisions), subject to adjustment as set forth in the Merger Agreement;

•	certain of Serapha’s directors and executive officers are expected to become directors and executive officers of the Combined Company upon completion of the Merger; and

•	Serapha’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

The Serapha Board of Directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that Serapha stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Opinion of Boundless Bio’s Financial Advisor (see page 161)

Boundless Bio retained Lucid as its financial advisor in connection with the Merger and the other transactions contemplated by the Merger Agreement. On June 21, 2026, Lucid rendered the Boundless Bio Board of Directors its oral opinion, which was subsequently confirmed by a written opinion addressed to the Boundless Bio Board of Directors, dated June 21, 2026, that based upon and subject to the text of the written opinion, including the various assumptions and limitations set forth therein and such other factors that Lucid deemed relevant, it is its opinion that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of Boundless Bio Common Stock.

The full text of the written opinion of Lucid, dated June 21, 2026, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Lucid in preparing its opinion, is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. Lucid’s financial advisor services and opinion were provided for the information and assistance of the Boundless Bio Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Boundless Bio Board of Directors’ consideration of the Merger and the opinion of Lucid addressed only the fairness, from a financial point of view, as of the date thereof, to Boundless Bio of the Exchange Ratio pursuant to the terms of the Merger Agreement. The opinion of Lucid did not address any other term or aspect of the Merger Agreement or the Merger and does not constitute a recommendation to any stockholder of Boundless Bio as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Merger or any other matter.

The full text of the written opinion of Lucid should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by Lucid in preparing its opinion.

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration (see page 191)

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Serapha Capital Stock (including any shares of Serapha Capital Stock issued in the Serapha Pre-Closing Financing), excluding any shares of Serapha Capital Stock to be cancelled pursuant to the Merger Agreement, will be converted into the right to receive a number of shares of Boundless Bio Common Stock, equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 192 of this proxy statement/prospectus), (ii) each then-outstanding Serapha Option will be converted into and become an Assumed Option, subject to adjustment as set forth in the Merger Agreement, (iii) each then-outstanding Serapha RSU will be converted into and become an Assumed RSU, subject to adjustment as set forth in the Merger Agreement, and (iv) each then-outstanding and unexercised Serapha Warrant (including any Serapha Pre-Funded Warrants) will be converted into an Assumed Warrant, subject to adjustment as set forth in the Merger Agreement. If the aggregate number of shares of Boundless Bio Common Stock that would otherwise be issued to a holder of Serapha Capital Stock at the Effective Time would exceed such holder’s Beneficial Ownership Limitation, Boundless Bio will issue to such holder shares of Boundless Bio Common Stock up to such holder’s Beneficial Ownership Limitation and, in lieu of the excess shares, Boundless Bio Pre-Funded Warrants to purchase a number of shares of Boundless Bio Common Stock equal to such holder’s Remaining Entitlement.

Immediately after the Merger, Boundless Bio securityholders as of immediately prior to the Merger are expected to own approximately 3.8% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis and former holders of Serapha securities are expected to own approximately 96.2% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if Boundless Bio Net Cash as of Closing is lower than $0.

In addition, prior to the Effective Time, the Boundless Bio Board of Directors expects to declare the Boundless Bio Pre-Closing Dividend to the pre-Merger Boundless Bio stockholders equal in the aggregate to Boundless Bio’s reasonable, good faith approximation of the amount by which Boundless Bio Net Cash (as determined pursuant to the Merger Agreement) is expected to exceed $0. Boundless Bio management currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date for the Boundless Bio Pre-Closing Dividend will be approximately $44 million to $48 million.

Treatment of Serapha Options (see page 196)

Under the terms of the Merger Agreement, Boundless Bio will assume the Serapha Equity Incentive Plan and each Serapha Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed and converted into an Assumed Option.

Accordingly, from and after the Effective Time: (i) each outstanding Serapha Option assumed by Boundless Bio may be exercised solely for shares of Boundless Bio Common Stock; (ii) the number of shares of Boundless Bio Common Stock subject to each outstanding Serapha Option assumed by Boundless Bio will be determined by multiplying (A) the number of shares of Serapha Common Stock that were subject to such Serapha Option assumed by Boundless Bio, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Boundless Bio Common Stock;

and (iii) the per share exercise price of each Serapha Option assumed by Boundless Bio will be determined by dividing (A) the per share exercise price of such Serapha Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Serapha Option assumed by Boundless Bio will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Serapha Option will otherwise remain unchanged.

Each Serapha Option shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Boundless Bio Common Stock subsequent to the Effective Time. In addition, the Combined Company’s compensation committee will succeed to the authority and responsibility of the Serapha Board of Directors as administrator of the Serapha Equity Incentive Plan.

Treatment of Serapha RSUs (see page 196)

Under the terms of the Merger Agreement, Boundless Bio will assume the Serapha Equity Incentive Plan and each Serapha RSU that is outstanding immediately prior to the Effective Time, whether or not vested, will be assumed and converted into an Assumed RSU.

Accordingly, from and after the Effective Time: (i) each outstanding Serapha RSU assumed by Boundless Bio may be settled solely for shares of Boundless Bio Common Stock; and (ii) the number of shares of Boundless Bio Common Stock subject to each outstanding Serapha RSU assumed by Boundless Bio will be determined by multiplying (A) the number of shares of Serapha Common Stock that were subject to such Serapha RSU assumed by Boundless Bio, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Boundless Bio Common Stock. Each Serapha RSU assumed by Boundless Bio will otherwise continue in full force and effect and the term, vesting schedule, acceleration rights and other terms and conditions of such Serapha RSU will otherwise remain unchanged.

Each Serapha RSU shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Boundless Bio Common Stock subsequent to the Effective Time. In addition, the Combined Company’s compensation committee will succeed to the authority and responsibility of the Serapha Board of Directors as administrator of the Serapha Equity Incentive Plan.

Treatment of Serapha Warrants and Serapha Pre-Funded Warrants (see page 197)

Under the terms of the Merger Agreement, at the Effective Time, each Serapha Warrant (including any Serapha Pre-Funded Warrants issued pursuant to the Serapha Pre-Closing Financing), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time, will be converted into an Assumed Warrant.

Accordingly, from and after the Effective Time: (i) each Assumed Warrant may be exercised solely for shares of Boundless Bio Common Stock; (ii) the number of shares of Boundless Bio Common Stock subject to each outstanding Assumed Warrant will be determined by multiplying (A) the number of shares of Serapha Common Stock subject to each Assumed Warrant immediately prior to the Effective Time (determined on an as-converted basis for any Serapha Warrant representing the right to acquire Serapha Preferred Stock), by (B) the Exchange Ratio (rounded up to the next whole share of Boundless Bio Common Stock to the extent the aggregate amount of fractional shares of Boundless Bio Common Stock such holder would otherwise be entitled to is equal to or exceeds 0.50, and otherwise rounded down); and (iii) such Assumed Warrant will have an exercise price per share (rounded up to the nearest whole cent) equal to dividing (A) the exercise price per share of Serapha Common Stock otherwise purchasable pursuant to such Assumed Warrant immediately prior to the Effective Time, by (B) the Exchange Ratio. Each Assumed Warrant will otherwise continue in full force and effect and on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon events) as were applicable under such Assumed Warrant as of immediately prior to the Effective Time.

To the extent provided under the terms of an Assumed Warrant in accordance with the terms of the Merger Agreement, such Assumed Warrant shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Boundless Bio Common Stock subsequent to the Effective Time.

Treatment of Boundless Bio Common Stock and Boundless Bio Options (see page 197)

Except as contemplated by the proposed increase in the number of authorized shares of Boundless Bio Common Stock described in Proposal No. 3 of this proxy statement/prospectus and the Nasdaq Reverse Split described in Proposal No. 2 of this proxy statement/prospectus, Boundless Bio Common Stock will remain unaffected by the Merger.

Concurrently with the signing of the Merger Agreement, all outstanding Boundless Bio Options previously granted to Boundless Bio’s employees, executive officers, directors, and consultants under the Boundless Bio 2024 Plan and Boundless Bio 2018 Plan became fully vested and exercisable immediately. In addition, the exercise period of all outstanding Boundless Bio Options was extended to provide that such Boundless Bio Options will remain exercisable until the latest to occur of (i) March 31, 2027 (unless the Closing Date occurs prior to such date, in which case the exercise period will expire on the date that is three months following the Closing Date) or (ii) such later date provided in the applicable option agreement evidencing such Boundless Bio Options. With respect to any outstanding Boundless Bio Options that were repriced by Boundless Bio effective August 19, 2024, the premium end date of the Boundless Bio Options was accelerated to the date of the signing of the Merger Agreement.

Under the terms of the Merger Agreement, (i) each Boundless Bio Cancelled Option outstanding immediately prior to the Effective Time will be cancelled for no consideration, and (ii) each Boundless Bio Continuing Option at and following the Effective Time will remain outstanding and exercisable in accordance with its terms as in effect as of immediately prior to the Effective Time (taking into account any equitable adjustment made to each Boundless Bio Continuing Option to reflect the Boundless Bio Pre-Closing Dividend).

Conditions to the Completion of the Merger (see page 207)

To complete the Merger, Boundless Bio stockholders must approve Proposal No. 1, Proposal No. 2 and Proposal No. 3 (collectively, the Boundless Bio Stockholder Matters) and Serapha stockholders must adopt the Merger Agreement and approve the Merger and the Contemplated Transactions. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation (see page 202)

The Merger Agreement contains non-solicitation provisions prohibiting Boundless Bio and Serapha from soliciting a competing transaction. Each of Boundless Bio and Serapha have agreed that, subject to certain exceptions, Boundless Bio and Serapha and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below);

•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	subject to certain exceptions set forth in the Merger Agreement, approve, endorse or recommend any Acquisition Proposal;

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below); or

•	publicly propose to do any of the foregoing.

Board Recommendation Change (see page 204)

Neither the Serapha Board of Directors nor the Boundless Bio Board of Directors may change its recommendation in favor of the Merger, except that prior to the approval and adoption of the Merger Agreement by the Required Boundless Bio Stockholder Vote, the Boundless Bio Board of Directors may effect a change in recommendation as a result of a material development or change in circumstances, or with respect to a Superior Offer (as defined below) that did not result from a material breach of the Merger Agreement if:

•

the Boundless Bio Board of Directors determines in good faith, based on the advice of its outside legal counsel, that the failure to effect such change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

the Boundless Bio Board of Directors has provided at least four business days’ prior written notice to Serapha that it intends to effect a change in recommendation, and during such period has caused its financial advisor and outside legal counsel to, negotiate with the Serapha in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that the Acquisition Proposal (as defined below) ceases to constitute a Superior Offer; and

•

if, after Serapha has delivered to Boundless Bio a written offer to alter the terms or conditions of the Merger Agreement during the four business day period referred to above, the Boundless Bio Board of Directors determined in good faith (based on the advice of its outside legal counsel), that the failure to effect a change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

In the event of any material amendment to any Superior Offer, Boundless Bio will be required to provide Serapha with notice of such material amendment and there would be a new three business day period following such notification during which the parties would be obligated to comply again with the requirements described above.

In the case of a Boundless Bio Intervening Event (as defined below), Boundless Bio will promptly notify Serapha before effecting a change in recommendation. The written notice is required to state the material facts and circumstances related to the applicable Boundless Bio Intervening Event and that the Boundless Bio Board of Directors intends to make a change in recommendation.

Termination of the Merger Agreement (see page 208)

Either Boundless Bio or Serapha may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see page 208)

If the Merger Agreement is terminated under certain circumstances, Boundless Bio could be required to pay Serapha a termination fee of $1,000,000 or Serapha could be required to pay Boundless Bio a termination fee of $1,000,000.

Support Agreements (see page 212)

Decheng Capital Global Life Sciences Fund V-A, L.P., Decheng Capital Global Life Sciences Fund V-B, L.P., Decheng Capital Global Life Sciences Fund V, L.P., RA Capital Healthcare Fund, L.P., RA Capital Nexus Fund IV, L.P. and RTW Holdings X, LLC (solely in their respective capacities as Serapha stockholders) holding approximately 65% of the outstanding shares of Serapha Capital Stock, have entered into support agreements with Serapha and Boundless Bio to vote all of their shares of Serapha Capital Stock in favor of the adoption and approval of the Merger Agreement, the other Contemplated Transactions and the other actions contemplated by the Merger Agreement and against any alternative Acquisition Proposal (the “Serapha Support Agreements”).

Certain executive officers and directors of Boundless Bio holding approximately 1.7% of the outstanding shares of Boundless Bio Capital Stock have entered into support agreements with Boundless Bio and Serapha to vote all of their shares of Boundless Bio Capital Stock in favor of approving the Contemplated Transactions, including the Boundless Bio Stockholder Matters and the other actions contemplated by the Merger Agreement and against any alternative Acquisition Proposals (the “Boundless Bio Support Agreements”).

Lock-Up Agreements (see page 212)

Certain of Serapha’s executive officers and directors will enter into lock-up agreements, pursuant to which such parties will agree not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Boundless Bio Common Stock or any securities convertible into or exercisable or exchangeable for Boundless Bio Common Stock, currently or thereafter owned, but excluding, as applicable, shares purchased by existing Serapha stockholders in the Serapha Pre-Closing Financing (including any shares of Boundless Bio Common Stock issuable upon exercise of Assumed Warrants issued in exchange for Serapha Pre-Funded Warrants sold in the Serapha Pre-Closing Financing), until 180 days after the Effective Time.

Series A Financing Agreement (see page 212)

Concurrently with the execution and delivery of the Merger Agreement, certain institutional and accredited investors of Serapha entered into the Series A Financing Agreement, pursuant to which such investors invested in a private placement of Serapha Series A Preferred Stock for an aggregate purchase price of approximately $138 million.

The Series A Financing Agreement contains customary representations and warranties of Serapha and also contains customary representations and warranties of the purchaser parties thereto.

Securities Purchase Agreement and Registration Rights Agreement (see pages 212 and 214)

Concurrently with the execution and delivery of the Merger Agreement, certain institutional and accredited investors of Serapha entered into the Securities Purchase Agreement with Serapha, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Serapha Common Stock or, in lieu thereof, Serapha Pre-Funded Warrants, representing an aggregate commitment of approximately $92 million in the Serapha Pre-Closing Financing.

The shares of Serapha Common Stock and Serapha Pre-Funded Warrants that are issued in the Serapha Pre-Closing Financing will be or will have the right to be, respectively, converted into shares of Boundless Bio Common Stock in the Merger.

The Securities Purchase Agreement contains customary representations and warranties of Serapha and also contains customary representations and warranties of the purchaser parties thereto.

The Securities Purchase Agreement also contemplates Serapha and the investors participating in the Serapha Pre-Closing Financing entering into a Registration Rights Agreement at the closing of the Serapha Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of Boundless Bio Common Stock that are held by the investors participating in the Serapha Pre-Closing Financing from time to time pursuant to Rule 415.

Management Following the Merger

The following table sets forth the name, age as of October 1, 2026, and position of each of the individuals who are expected to serve as executives and directors of the Combined Company following completion of the Merger:

Name	Age	Title
Executive Officers

Kenneth Mills	51	Chief Executive Officer and Director

Daphne Karydas	53	President and Chief Financial Officer

Non-Employee Directors

Material U.S. Federal Income Tax Considerations of the Merger (see page 183)

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or an exchange of shares of Serapha Capital Stock for Boundless Bio Common Stock under Section 351(a) of the Code. Assuming the Merger so qualifies, then subject to the limitations and qualifications described in the section titled “The Merger — Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 183 of this proxy statement/prospectus, a U.S. Holder of Serapha Capital Stock will not recognize gain or loss upon the exchange of its Serapha Capital Stock for Boundless Bio Common Stock. Since Boundless Bio stockholders will not sell, exchange or dispose of any shares of Boundless Bio Common Stock as a result of the Merger, there will be no material U.S. federal income tax considerations to Boundless Bio stockholders as a result of the Merger. For a more detailed discussion of the material U.S. federal income tax considerations of the Merger, see the section titled “The Merger — Material U.S. Federal Income Tax Considerations of the Merger,” beginning on page 183 of this proxy statement/prospectus.

Risk Factors (see page 20)

Both Boundless Bio and Serapha are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Proposed Merger:

•

Failure to complete, or delays in completing, the potential Merger with Serapha could materially and adversely affect Boundless Bio’s results of operations, business, financial results and/or common stock price;

•	The Exchange Ratio for the Merger will not change or otherwise be adjusted based on the market price of Boundless Bio Common Stock;

•

The issuance of Boundless Bio Common Stock, including the shares of Boundless Bio Common Stock issued in exchange for shares of Serapha Common Stock issued in the Serapha Pre Closing Financing, to Serapha stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger, and the Nasdaq Reverse Split, must be approved by Boundless Bio stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by the Serapha stockholders. Failure to obtain these approvals would prevent the closing of the Merger;

•

If Boundless Bio completes the Merger, the Combined Company will need to raise additional capital, including by potentially issuing equity securities or incurring debt, which may cause significant dilution to the Combined Company’s stockholders or restrict the Combined Company’s operations;

•

Some of Boundless Bio’s and Serapha’s directors and executive officers have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests; and

•

Boundless Bio stockholders and Serapha stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, including the conversion of Serapha Common Stock issued in the Serapha Pre Closing Financing.

Risks Related to the Proposed Nasdaq Reverse Split:

•	The Nasdaq Reverse Split may not increase the Combined Company’s stock price over the long term;

•	The Nasdaq Reverse Split may decrease the liquidity of the Combined Company common stock; and

•	The Nasdaq Reverse Split may lead to a decrease in the Combined Company’s overall market capitalization.

Risks Related to Boundless Bio:

•

Boundless Bio has a limited operating history, has incurred significant operating losses since its inception, and expects to incur significant losses for the foreseeable future. Boundless Bio may never generate any revenue or become profitable or, if it achieves profitability, Boundless Bio may not be able to sustain it;

•

Boundless Bio will require substantial additional capital to finance its operations if the Merger is not completed and it continues to develop any ecDTx, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force Boundless Bio to delay, limit, reduce, or terminate any ecDTx development programs, commercialization efforts, or other operations;

•

If Boundless Bio continues to develop any ecDTx and is unable to successfully develop, obtain regulatory approval, and ultimately commercialize any current or future ecDTx, or experiences significant delays in doing so, its business will be materially harmed;

•

Boundless Bio’s approach to treating cancer with oncogene amplifications by developing ecDTx directed against ecDNA is novel and unproven, and if Boundless Bio continues to develop any ecDTx, Boundless Bio does not know whether it will be able to develop any products of commercial value, or if competing approaches will limit the commercial value of its ecDTx;

•

Boundless Bio relies on third parties to conduct Boundless Bio’s clinical trials and preclinical studies. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements, or meet expected deadlines, Boundless Bio’s current or future ecDTx development programs and ability to seek or obtain regulatory approval for or commercialize its ecDTx may be delayed;

•

If the Merger is not completed and Boundless Bio continues to develop any ecDTx, Boundless Bio expects to continue to rely on third parties for the manufacture of its ecDTx for clinical and preclinical development and expects to continue to do so for the foreseeable future. This reliance on third parties increases the risk that Boundless Bio will not have sufficient quantities of its ecDTx or products or such quantities at an acceptable cost, which could delay, prevent, or impair, its development or commercialization efforts;

•

Even if Boundless Bio receives regulatory approval for any ecDTx, Boundless Bio will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense;

•	The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses;

•

Boundless Bio’s operating results may fluctuate significantly, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations or any guidance Boundless Bio may provide;

•

Boundless Bio has a relatively small number of employees which may constrain its ability to accomplish its business objectives. If the Merger is not completed, Boundless Bio’s long-term success is dependent on its ability to retain and attract highly qualified management and other clinical and scientific personnel;

•

If Boundless Bio is unable to obtain, maintain, defend, and enforce patent or other intellectual property protection for its ecDTx, diagnostic, or technology, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, Boundless Bio’s competitors or other third parties could develop and commercialize products similar or identical to Boundless Bio’s, and Boundless Bio’s ability to successfully commercialize any ecDTx may be adversely affected;

•	Boundless Bio may not be able to protect its intellectual property and proprietary rights throughout the world;

•	An active, liquid, and orderly market for Boundless Bio Common Stock may not be sustained, or Boundless Bio may in the future fail to satisfy the continued listing requirements of Nasdaq;

•	The trading price of the shares of Boundless Bio Common Stock could be highly volatile, and purchasers of Boundless Bio Common Stock could incur substantial losses;

•	Boundless Bio incurs significant costs as a result of operating as a public company, and its management is required to devote substantial time to new compliance initiatives; and

•

Boundless Bio is subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Boundless Bio could face criminal liability and other serious consequences for violations, which could harm its business.

Risks Related to Serapha:

•

Even if the Merger and the Serapha Pre-Closing Financing are successful, Serapha will require substantial additional capital to finance its operations in the future. If Serapha is unable to raise such capital when needed, or on acceptable terms, Serapha may be forced to delay, reduce and/or discontinue development of SERP-01 or its future commercialization efforts;

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Serapha is a clinical-stage genetic medicines company with a limited operating history on which to assess its business; Serapha has not completed any clinical trials, and it has no products approved for commercial sale, which may make it difficult to evaluate its current business and likelihood of success and viability;

•	Serapha is substantially dependent on the success of SERP-01, and Serapha’s anticipated future clinical trials of such product candidate may not be successful;

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Serapha relies on collaborations and licensing arrangements with third parties, including YolTech. If Serapha is unable to maintain these collaborations or licensing arrangements, or if these collaborations or licensing arrangements are not successful, Serapha’s business could be negatively impacted;

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Serapha has been named as a defendant in a lawsuit brought by Beam Therapeutics Inc. alleging trade secret misappropriation relating to SERP-01, which could result in substantial costs, significant damages or injunctive relief that could prevent or delay the development or commercialization of SERP-01;

•	In order to successfully implement its plans and strategies, Serapha will need to grow the size of its organization and Serapha may experience difficulties in managing this growth; and

•

Clinical development involves a lengthy and expensive process that is subject to delays and with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results. If Serapha’s clinical trials and any future preclinical studies are not sufficient to support regulatory approval of any of its product candidates, Serapha may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.

Risks Related to the Combined Company:

•	The market price of the Combined Company common stock is expected to be volatile, and the market price of the common stock may drop following the Merger;

•	The Combined Company may incur losses for the foreseeable future and may never achieve profitability;

•	The Combined Company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all;

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Provisions that will be in the Combined Company’s certificate of incorporation and bylaws and provisions under Delaware law could make an acquisition of the Combined Company more difficult and may prevent attempts by its stockholders to replace or remove its management;

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After completion of the Merger, the Combined Company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the Combined Company’s stockholders for approval; and

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The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and the proceeds from the Serapha Pre-Closing Financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

Regulatory Approvals (see page 183)

Each of Boundless Bio and Serapha will use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the Contemplated Transactions, if required, and to submit promptly any additional information requested by any such governmental authority. Boundless Bio and Serapha have not yet determined whether any filing under the HSR Act or any other antitrust or competition law is required in connection with the Contemplated Transactions, or whether any regulatory approval from antitrust authorities will be required to consummate the transactions.

Nasdaq Stock Market Listing (see page 187)

Boundless Bio has filed an initial listing application for the Combined Company common stock with Nasdaq. If such application is accepted, Boundless Bio anticipates that the Combined Company common stock will be listed on Nasdaq following the Closing under the trading symbol “AATD.” It is a condition to the consummation of the Merger that Boundless Bio will receive confirmation from Nasdaq that the Combined Company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that Boundless Bio will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties.

Anticipated Accounting Treatment (see page 187)

The Merger is expected to be treated by Boundless Bio as a reverse merger and will be accounted for as an in-substance reverse recapitalization of Boundless Bio by Serapha in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) as, at close, the transaction is, in essence, the issuance of equity by Serapha for Boundless Bio’s net assets, consisting of nominal assets and liabilities at the time of the Merger. For accounting purposes, Serapha is considered to be acquiring the assets and liabilities of Boundless Bio in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Serapha’s equity holders will own a substantial majority of the voting rights in the Combined Company; (ii) Serapha’s largest stockholder will retain the largest interest in the Combined Company; (iii) Serapha will designate all of the initial members of the board of directors of the Combined Company; and (iv) members of Serapha’s executive management team will become the management of the Combined Company. The Combined Company will be named Serapha Bio, Inc. In addition, Serapha concluded that any in-process research and development assets of Boundless Bio at the closing of the Merger would be de-minimis. Accordingly, upon the closing of the Merger, Boundless Bio is expected to have no or nominal operations for accounting purposes and the Merger is expected to be treated as the equivalent of Serapha issuing stock to acquire the net assets of Boundless Bio. As a result of the Merger, the net assets of Boundless Bio will be stated at fair value, which approximates carrying value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of Serapha. The direct and incremental costs related to the transaction will be treated as a reduction of the net proceeds received within additional paid-in-capital. See the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 188)

Holders of Boundless Bio Common Stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Holders of Serapha Capital Stock are entitled to appraisal rights in connection with the Merger under Delaware law; however, Serapha stockholders who execute and deliver a written consent adopting and approving the Merger will be deemed to have waived, and will not be entitled to exercise, such appraisal rights.

Comparison of Stockholder Rights (see page 371)

Boundless Bio and Serapha are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General

Corporation Law (“DGCL”). If the Merger is completed, Serapha stockholders will become Boundless Bio stockholders, and their rights will be governed by the DGCL, Boundless Bio’s amended and restated bylaws (the “Boundless Bio Bylaws”) and the Boundless Bio Charter, as may be further amended by Proposal Nos. 2 and 3 if approved by Boundless Bio stockholders at the Boundless Bio Special Meeting. The rights of Boundless Bio stockholders contained in the Boundless Bio Charter and the Boundless Bio Bylaws differ from the rights of Serapha stockholders under Serapha’s certificate of incorporation and Serapha’s bylaws, as more fully described under the section titled “Comparison of Rights of Holders of Boundless Bio Capital Stock and Serapha Capital Stock” beginning on page 371 of this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

The Boundless Bio Common Stock is currently listed on The Nasdaq Global Select Market under the symbol “BOLD.”

The closing price of Boundless Bio Common Stock on June 22, 2026, the last day of trading prior to the announcement of the Merger, as reported on Nasdaq, was $1.40 per share. The closing price of Boundless Bio Common Stock on    , 2026, as reported on Nasdaq, was $    per share.

Because the market price of Boundless Bio Common Stock is subject to fluctuation, the market value of the shares of Boundless Bio Common Stock that Serapha stockholders will be entitled to receive in the Merger may increase or decrease.

Serapha is a private company, and shares of Serapha Common Stock and Serapha Preferred Stock are not publicly traded.

Assuming approval of Proposal Nos. 1, 2 and 3 and successful application for initial listing with Nasdaq, following the consummation of the Merger, shares of the Combined Company common stock are expected to trade on Nasdaq under Boundless Bio’s new name, “Serapha Bio, Inc.,” and new trading symbol “AATD.”

As of    , 2026, the record date for the Boundless Bio Special Meeting, there were approximately registered holders of record of Boundless Bio Common Stock. As of    , 2026, Serapha had    holders of record of Serapha Common Stock and    holders of record of Serapha Preferred Stock. For detailed information regarding the beneficial ownership of certain Boundless Bio and Serapha stockholders, see the sections of this proxy statement/prospectus titled “Principal Stockholders of Boundless Bio” and “Principal Stockholders of Serapha.”

Dividends

Boundless Bio has never declared or paid any cash dividends on its common stock and, other than the Boundless Bio Pre-Closing Dividend, does not anticipate paying cash dividends on its common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the Combined Company’s then-current board of directors and will depend upon a number of factors, including the Combined Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Serapha has never paid or declared any cash dividends on Serapha Capital Stock. If the Merger does not occur, Serapha does not anticipate paying any cash dividends on the Serapha Capital Stock in the foreseeable future, and Serapha intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Serapha Board of Directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Serapha Board of Directors deems relevant.

RISK FACTORS

The Combined Company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Boundless Bio Common Stock. You should also read and consider the other information in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 392 of this proxy statement/prospectus for further information. Moreover, some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past and instead reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future.

Risks Related to the Proposed Merger

Failure to complete, or delays in completing, the potential Merger with Serapha could materially and adversely affect Boundless Bio’s results of operations, business, financial results and/or common stock price.

On June 22, 2026, Boundless Bio entered into the Merger Agreement with Serapha pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Serapha, with Serapha continuing as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the Merger. Completion of the Merger is subject to certain closing conditions, a number of which are not within Boundless Bio’s control. Any failure to satisfy these required conditions to closing may prevent, delay or otherwise materially adversely affect the completion of the transaction. Boundless Bio cannot predict with certainty whether or when any of the required closing conditions will be satisfied or if another uncertainty may arise and cannot assure you that it will be able to successfully complete the Merger as currently contemplated under the Merger Agreement or at all.

Boundless Bio’s efforts to complete the Merger could cause substantial disruptions in, and create uncertainty surrounding, its business, which may materially adversely affect its results of operation and its business. Uncertainty as to whether the Merger will be completed in a timely manner or at all may affect Boundless Bio’s ability to retain and motivate existing employees or could adversely affect Boundless Bio’s business and its relationship with consultants, suppliers, vendors, regulators and other business partners. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the transaction or termination of the Merger Agreement.

If the conditions to the Merger are not satisfied or waived, the Merger may not occur.

Even if the Merger is approved by the stockholders of Serapha and Boundless Bio, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the Merger. These conditions are set forth in the Merger Agreement and described further in the section titled “The Merger Agreement” of this proxy statement/prospectus. Boundless Bio cannot assure you that all of the conditions to the completion of the Merger will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or the closing may be delayed.

Boundless Bio and Serapha may mutually agree to waive the Nasdaq listing condition under the Merger Agreement, and if such condition is waived, the Combined Company’s stock may not be listed on Nasdaq following completion of the Merger.

Pursuant to the Merger Agreement, Boundless Bio agreed to use commercially reasonable efforts to maintain the listing of Boundless Bio Common Stock on Nasdaq until the Effective Time and, to the extent required by the rules and regulations of Nasdaq, to cause the shares of Boundless Bio Common Stock to be issued in connection with the Contemplated Transactions to be approved for listing on Nasdaq. The Merger Agreement also requires the parties, to the extent required by Nasdaq Marketplace Rule 5110, to use commercially reasonable efforts to cause the initial listing application for the Boundless Bio Capital Stock on Nasdaq (including any Boundless Bio Common Stock issuable upon conversion thereof) (the “Nasdaq Listing Application”) to be conditionally approved prior to the Effective Time. Additionally, under the Merger Agreement, each of Boundless Bio’s and Serapha’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties of various conditions, including that the Nasdaq Listing Application has been approved by Nasdaq. In the event that the Nasdaq Listing Application is not approved by Nasdaq, it is possible (although not likely) that Boundless Bio and Serapha may mutually agree to waive the applicable condition and nonetheless proceed with completing the Merger. If such condition is waived, Boundless Bio will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. If Boundless Bio proceeds with the Merger in these circumstances, the Combined Company’s stock may not be listed on Nasdaq.

If the Combined Company’s stock is not listed on Nasdaq following completion of the Merger, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the Combined Company common stock, decreases in institutional and other investor demand for the shares, a reduction in coverage by securities analysts, a decrease in market making activity and information available concerning trading prices and volume, and fewer broker dealers willing to execute trades in the Combined Company common stock. Also, it may be difficult for the Combined Company to raise additional capital if the Combined Company common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the Combined Company common stock and could have a material adverse effect on the Combined Company.

The Exchange Ratio for the Merger will not change or otherwise be adjusted based on the market price of Boundless Bio Common Stock.

Applying the Exchange Ratio, based on Boundless Bio’s and Serapha’s capitalization as of October 1, 2026 and taking into account Boundless Bio’s current cash position, (i) each then-outstanding share of Serapha Capital Stock (including shares of Serapha Common Stock issued in the Serapha Pre-Closing Financing), excluding any shares to be cancelled pursuant to the Merger Agreement, will be converted into the right to receive a number of shares of Boundless Bio Common Stock, equal to 8.6737 shares, (ii) each then-outstanding Serapha Option will be converted into and become an Assumed Option on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, (iii) each then-outstanding Serapha RSU will be converted into and become an Assumed RSU on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustments as set forth in the Merger Agreement, and (iv) each then-outstanding Serapha Warrant, including any Serapha Pre-Funded Warrant issued pursuant to the Serapha Pre-Closing Financing, will be converted into an Assumed Warrant, subject to adjustment as set forth in the Merger Agreement and the form of warrant. If the aggregate number of shares of Boundless Bio Common Stock that would otherwise be issued to a holder of Serapha Capital Stock at the Effective Time would exceed such holder’s Beneficial Ownership Limitation, Boundless Bio will issue to such holder shares of Boundless Bio Common Stock up to such holder’s Beneficial Ownership Limitation and, in lieu of the excess shares, Boundless Bio Pre-Funded Warrants to purchase a number of shares of Boundless Bio Common Stock equal to such holder’s Remaining Entitlement. Applying the Exchange Ratio, the former Serapha securityholders immediately before the Merger are expected to own approximately 96.2% of the aggregate number of outstanding shares of the Combined Company’s capital stock following the Merger (on a fully-diluted basis), and Boundless Bio securityholders immediately before the Merger are expected to own approximately 3.8% of the aggregate number of outstanding shares of the Combined Company capital stock following the Merger (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, that Boundless Bio Net Cash as of Closing will be approximately $0, after giving effect to the Boundless Bio Pre-Closing Dividend, which is expected to be approximately $44 million to $48 million.

Any changes in the market price of Boundless Bio Common Stock before the completion of the Merger will not affect the number of shares Serapha stockholders will be entitled to receive pursuant to the Merger Agreement. However, the Exchange Ratio remains subject to equitable adjustment as set forth in the Merger Agreement for certain changes in the capitalization of Boundless Bio or Serapha, including any stock dividend, subdivision, reclassification, recapitalization, stock split, including the Nasdaq Reverse Split to the extent not previously taken into account in calculating the Exchange Ratio, combination or exchange of shares or other similar change. Therefore, if before the completion of the Merger, the market price of Boundless Bio Common Stock increases from the market price on the date of the Merger Agreement, then Serapha stockholders could receive merger consideration with substantially more value for their shares of Serapha Capital Stock than the parties had negotiated when they established the Exchange Ratio. Similarly, if before the completion of the Merger, the market price of Boundless Bio Common Stock declines from the market price on the date of the Merger Agreement, then Serapha stockholders could receive merger consideration with substantially lower value. The Merger Agreement does not include a price-based termination right.

The issuance of Boundless Bio Common Stock, including the shares of Boundless Bio Common Stock issued in exchange for shares of Serapha Common Stock issued in the Serapha Pre-Closing Financing, to Serapha stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger, and the Nasdaq Reverse Split, must be approved by Boundless Bio stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by the Serapha stockholders. Failure to obtain these approvals would prevent the closing of the Merger.

Before the Merger can be completed, Boundless Bio stockholders must approve, among other things, the Boundless Bio Stockholder Matters, including the issuance of shares of Boundless Bio Common Stock representing (or convertible into) more than 20% of the shares of Boundless Bio Common Stock outstanding immediately prior to the Effective Time to Serapha stockholders in connection with the Contemplated Transactions, the change of control of Boundless Bio resulting from the Contemplated Transactions, the Nasdaq Reverse Split and the increase in authorized shares contemplated by the Boundless Bio Charter Amendments. In addition, Serapha stockholders must adopt the Merger Agreement and approve the Merger and the related transactions. Failure to obtain the required stockholder approvals may result in a material delay in, or the abandonment of, the Merger. Any delay in completing the Merger may materially adversely affect the timing and benefits that are expected to be achieved from the Merger.

The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.

In general, neither Boundless Bio nor Serapha is obligated to complete the Merger if there is a “material adverse effect” (as defined in the Merger Agreement) affecting the other party between June 22, 2026, the date of the Merger Agreement, and the closing of the Merger. However, certain types of causes are excluded from the concept of a “material adverse effect.” Such exclusions include, but are not limited to, changes in general economic or political conditions, industry-wide changes, changes resulting from the announcement of the Merger, natural disasters, pandemics, other public health events or force majeure events and changes in U.S. generally accepted accounting principles. Certain of these exclusions are subject to a limitation and will not apply to the extent Boundless Bio or Serapha, as applicable, is disproportionately affected relative to other similarly situated companies in the industries in which they operate. Therefore, if any of these events were to occur and adversely affect Boundless Bio or Serapha, the adverse effect may not constitute a “material adverse effect” under the Merger Agreement, and the other party may still be required to complete the closing of the Merger notwithstanding such “material adverse effect.” If any such adverse effects occur and Boundless Bio completes the closing of the Merger, the stock price of the Combined Company may suffer. This in turn may reduce the value of the Merger to the stockholders of Boundless Bio, Serapha or both.

If the Merger is not completed, Boundless Bio’s stock price may decline significantly.

The market price of Boundless Bio Common Stock is subject to significant fluctuations. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of Boundless Bio Common Stock will likely be volatile based on whether stockholders and other investors believe that Boundless Bio can complete the Merger or otherwise raise additional capital to support Boundless Bio’s operations if the Merger is not completed and another strategic transaction cannot be identified, negotiated and completed in a timely manner, if at all. The volatility of the market price of Boundless Bio Common Stock has been and may be exacerbated by low trading volume.

Additional factors that may cause the market price of Boundless Bio Common Stock to fluctuate include:

•	announcements of the results of its clinical trials, discussions with regulators, and regulatory approval decisions;

•	the entry into, or termination of, key agreements, including commercial partner agreements;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	the loss of key employees;

•	future sales of Boundless Bio Common Stock;

•	general and industry-specific economic conditions that may affect Boundless Bio’s research and development expenditures; and

•	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Boundless Bio Common Stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

If Boundless Bio completes the Merger, the Combined Company will need to raise additional capital, including by potentially issuing equity securities or incurring debt, which may cause significant dilution to the Combined Company’s stockholders or restrict the Combined Company’s operations.

In connection with the execution and delivery of the Merger Agreement, Serapha completed the Series A Financing, raising aggregate gross proceeds of approximately $138 million, and has entered into the Securities Purchase Agreement to complete the Serapha Pre-Closing Financing for aggregate gross proceeds of approximately $92 million. The closing of the Serapha Pre-Closing Financing is a condition to the Closing, and the closing of the Serapha Pre-Closing Financing is also conditioned upon satisfaction or waiver of the conditions to the Closing, as well as certain other conditions. The shares of Serapha Common Stock and the Serapha Pre-Funded Warrants issued in the Serapha Pre-Closing Financing will result in dilution to all securityholders of the Combined Company (i.e., both Boundless Bio’s pre-Merger securityholders and former Serapha securityholders).

Additional or alternative financing may not be available to the Combined Company when it is needed or may not be available on favorable terms. To the extent that the Combined Company raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of the Combined Company, including Boundless Bio’s pre-Merger securityholders and Serapha’s former securityholders. It is also possible that the terms of any new equity securities may have preferences over the Combined Company common stock. Any debt financing the Combined Company enters into may involve covenants that restrict its operations.

These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the Combined Company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the Combined Company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the Combined Company.

Some of Boundless Bio’s and Serapha’s directors and executive officers have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Directors and executive officers of Boundless Bio and Serapha have interests in the Merger that are different from, or in addition to, the interests of other Boundless Bio stockholders generally. These interests with respect to Boundless Bio’s directors and executive officers may include, among others, retention bonus payments, acceleration of previously issued equity awards, severance payments if employment is terminated in a qualifying termination in connection with the Merger and rights to continued indemnification, expense advancement and insurance coverage.

Further, certain current members of the Serapha Board of Directors will continue as directors of the Combined Company after the Effective Time, and, following the closing of the Merger, will be eligible to be compensated as non-employee directors of the Combined Company pursuant to Boundless Bio’s non-employee director compensation policy that is expected to remain in place following the Effective Time. These interests, among other factors, may have influenced the directors and executive officers of each company to support or approve the Merger.

The Boundless Bio Board of Directors was aware of and considered those interests, among other matters, in reaching their decisions to approve and adopt the Merger Agreement, approve the Merger, and recommend the approval of the Merger Agreement to Boundless Bio stockholders. These interests, among other factors, may have influenced the directors and executive officers of each company to support or approve the Merger.

Boundless Bio stockholders and Serapha stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, including the conversion of Serapha Common Stock issued in the Serapha Pre-Closing Financing.

If the Combined Company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Boundless Bio stockholders and Serapha stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

Boundless Bio securityholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Combined Company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, Boundless Bio’s current stockholders will generally own a smaller percentage of the Combined Company than their ownership of Boundless Bio prior to the Merger. Immediately after the Merger, Boundless Bio securityholders as of immediately prior to the Merger are expected to own approximately 3.8% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), and former holders of Serapha securities are expected to own approximately 96.2% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, Boundless Bio Net Cash as of closing being approximately $0, after giving effect to the Boundless Bio Pre-Closing Dividend, which is expected to be approximately $44 million to $48 million. The Chief Executive Officer of Serapha will serve as the Chief Executive Officer of the Combined Company following the completion of the Merger.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

While the Merger Agreement is in effect, each of Boundless Bio and Serapha is generally prohibited from, among other things, soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry. In addition, Boundless Bio’s current directors and executive officers have entered into support agreements pursuant to the terms of the Merger Agreement, and as an inducement to Serapha’s willingness to enter into the Merger Agreement, by which they have agreed to vote all of their shares of Boundless Bio Capital Stock in favor of the Contemplated Transactions and against any competing proposals, subject to certain limited exceptions. These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the merger consideration in the combination.

Because the lack of a public market for Serapha Common Stock makes it difficult to evaluate the fair market value of its capital stock, the value of Boundless Bio Common Stock to be issued to Serapha stockholders may be more or less than the fair market value of Serapha Common Stock.

The outstanding capital stock of Serapha is privately held and is not traded on any public market. The lack of a public market makes it difficult to determine the fair market value of Serapha Capital Stock. Because the percentage of Boundless Bio’s equity to be issued to Serapha stockholders was determined based on negotiations between the parties, it is possible that the value of Boundless Bio Common Stock to be issued to Serapha stockholders will be more or less than the fair market value of Serapha Capital Stock.

Lawsuits may be filed against Boundless Bio, Serapha, or any of the members of their respective boards of directors arising out of the Merger, which may delay or prevent the Merger.

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Boundless Bio, the Boundless Bio Board of Directors, Serapha, the Serapha Board of Directors and others in connection with the transactions contemplated by the Merger Agreement. The outcome of litigation is uncertain, and Boundless Bio or Serapha may not be successful in defending against any such future claims. Lawsuits that may be filed against Boundless Bio, the Boundless Bio Board of Directors, Serapha, or the Serapha Board of Directors could delay or prevent the Merger, divert the attention of Boundless Bio’s and Serapha’s management and employees from their day-to-day business and otherwise adversely affect Boundless Bio and Serapha financially.

Boundless Bio has never paid and, other than in connection with the Merger with Serapha, does not intend to pay any cash dividends in the foreseeable future.

Boundless Bio has never paid cash dividends on any of its capital stock. Other than the Boundless Bio Pre-Closing Dividend in connection with the Merger, Boundless Bio does not currently anticipate declaring or paying cash dividends on its capital stock in the foreseeable future.

The amount of the Boundless Bio Pre-Closing Dividend may change based on the timing to complete the Merger, changes in operating expense levels and other factors.

The Boundless Bio Pre-Closing Dividend, which is expected to be approximately $44 million to $48 million, is based on Boundless Bio’s estimate of the amount by which Boundless Bio Net Cash, as determined pursuant to the terms of the Merger Agreement, will exceed $0. The actual amount of the Boundless Bio Pre-Closing Dividend may be higher or lower than the estimated amount and is subject to change based on the timing to complete the Merger, changes in Boundless Bio’s operating expense levels, transaction-related costs and expenses, and other adjustments to the components of Boundless Bio Net Cash as set forth in the Merger Agreement. There can be no assurance that the actual amount of the Boundless Bio Pre-Closing Dividend will not materially differ from the current estimate.

If Boundless Bio does not successfully complete the Merger or another strategic transaction, the Boundless Bio Board of Directors may decide to pursue a dissolution and liquidation of Boundless Bio. In such an event, the amount of cash available for distribution to Boundless Bio stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which Boundless Bio can give you no assurance.

There can be no assurance that the Merger will be completed. If the Merger is not completed, the Boundless Bio Board of Directors may decide to pursue a dissolution and liquidation of Boundless Bio. In such an event, the amount of cash available for distribution to Boundless Bio stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as Boundless Bio funds its operations while pursuing the Merger. In addition, if the Boundless Bio Board of Directors were to approve and recommend, and Boundless Bio stockholders were to approve, a dissolution and liquidation of Boundless Bio, Boundless Bio would be required under Delaware law to pay Boundless Bio’s outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to stockholders. Boundless Bio’s commitments and contingent liabilities may include obligations under Boundless Bio’s employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of Boundless Bio, litigation against Boundless Bio, and other various claims and legal actions arising in the ordinary course of business, and other unexpected and/or contingent liabilities. As a result of this requirement, a portion of Boundless Bio’s assets would need to be reserved pending the resolution of such obligations.

In addition, Boundless Bio may be subject to litigation or other claims related to a dissolution and liquidation of Boundless Bio. If a dissolution and liquidation were to be pursued, the Boundless Bio Board of Directors, in consultation with Boundless Bio’s advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Boundless Bio Common Stock could lose all or a significant portion of their investment in the event of liquidation, dissolution or winding up of Boundless Bio. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to Boundless Bio stockholders.

Boundless Bio and its stockholders will not have any right to make damage claims against Serapha for the breach of any representation, warranty or covenant made by Serapha in the Merger Agreement.

The Merger Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants contained therein that by their terms survive the Closing. Accordingly, there are no remedies available to the parties with respect to any breach of the representations, warranties, covenants or agreements of the parties to the Merger Agreement after the Closing, except for covenants that by their terms survive the Closing. As a result, Boundless Bio and its stockholders will have no remedy available to it if the Merger is completed and it is later revealed that there was a breach of any of the representations, warranties and covenants made by Serapha at the time of the Merger.

Additionally, Boundless Bio cannot assure you that the due diligence conducted in relation to Serapha has identified all material issues or risks associated with Serapha, its business or the industry in which it competes. Furthermore, Boundless Bio cannot assure you that factors outside of its or Serapha’s control will not later arise, or that any previously identified risks will not materialize in a manner inconsistent with the preliminary analysis. As a result of these factors, following the Closing, the Combined Company may be exposed to liabilities and incur additional costs and expenses and it may be forced to later write-down or write off assets, restructure its operations, or incur impairment or other charges. Boundless Bio and its stockholders have no indemnification rights against Serapha or its stockholders under the Merger Agreement. Accordingly, any stockholders of Boundless Bio that remain stockholders of the Combined Company following the Merger could suffer a reduction in the value of their securities. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Boundless Bio’s directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Merger contained an actionable material misstatement or material omission.

The Beam Litigation is not expected to be resolved prior to the completion of the Merger, and Boundless Bio stockholders will be asked to vote on the Merger Proposals without knowing its outcome.

The Beam Litigation, described under “Risk Factors — Risks Related to Serapha” and “Serapha’s Business — Legal Proceedings,” is at an early stage and is not expected to be resolved before the Boundless Bio Special Meeting or the Closing. Following the Merger, the Combined Company, whose business will be focused on SERP-01, will bear the costs of the Beam Litigation and the consequences of any adverse outcome. The Exchange Ratio will not be adjusted to reflect the pendency or outcome of the Beam Litigation, and Boundless Bio and its stockholders will not have any right to indemnification from Serapha or its stockholders for losses arising from the Beam Litigation. Accordingly, Boundless Bio stockholders should carefully consider the risks associated with the Beam Litigation in deciding how to vote on the proposals described in this proxy statement/prospectus.

Risks Related to the Proposed Nasdaq Reverse Split

The Nasdaq Reverse Split may not increase the Combined Company’s stock price over the long-term.

The principal purpose of the Nasdaq Reverse Split is to increase the per-share market price of Boundless Bio Common Stock above the minimum bid price requirement under the Nasdaq rules so that the listing of Boundless Bio and the shares of Boundless Bio Common Stock being issued in the Merger on Nasdaq will be approved. Based on the recent trading prices of Boundless Bio Common Stock, Boundless Bio and Serapha currently estimate that a reverse stock split ratio of at least 1-for-    would be required to increase the per-share market price to $4.00, which is the minimum initial listing price requirement of Nasdaq. The final reverse stock split ratio will be determined mutually by the Boundless Bio Board of Directors and the Serapha Board of Directors prior to the Closing based primarily on the then-current trading price of Boundless Bio Common Stock and the objective of achieving a post-closing per-share price that (1) satisfies Nasdaq’s listing requirements and (2) provides an appropriate and sustainable post-closing per-share market price that the parties believe will better position the Combined Company for long-term trading stability, investor interest and market visibility, taking into account prevailing market conditions and other relevant factors. Accordingly, the ratio effected is likely to be greater than the minimum necessary to satisfy Nasdaq’s listing standards. It cannot be assured, however, that the Nasdaq Reverse Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of Boundless Bio Common Stock, it cannot be assured that the Nasdaq Reverse Split will increase the market price of its common stock by a multiple of the reverse stock split ratio mutually agreed by Boundless Bio and Serapha, or result in any permanent or sustained increase in the market price of Boundless Bio Common Stock, which is dependent upon many factors, including Boundless Bio’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of Boundless Bio might meet the listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.

The Nasdaq Reverse Split may decrease the liquidity of the Combined Company common stock.

Although the Boundless Bio Board of Directors believes that the anticipated increase in the market price of the Combined Company common stock resulting from the proposed Nasdaq Reverse Split could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Nasdaq Reverse Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the Combined Company common stock. In addition, the Nasdaq Reverse Split may not result in an increase in the Combined Company’s stock price necessary to satisfy Nasdaq’s initial listing requirements for the Combined Company.

The Nasdaq Reverse Split may lead to a decrease in the Combined Company’s overall market capitalization.

Should the market price of the Combined Company common stock decline after the Nasdaq Reverse Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the Nasdaq Reverse Split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the Combined Company’s overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the Combined Company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the Combined Company common stock will remain the same after the Nasdaq Reverse Split is effected, or that the Nasdaq Reverse Split will not have an adverse effect on the Combined Company’s stock price due to the reduced number of shares outstanding after the Nasdaq Reverse Split.

Risks Related to Boundless Bio

Risks Related to Boundless Bio’s Limited Operating History, Financial Position and Capital Requirements

Boundless Bio has a limited operating history, has incurred significant operating losses since its inception, and expects to incur significant losses for the foreseeable future. Boundless Bio may never generate any revenue or become profitable or, if it achieves profitability, Boundless Bio may not be able to sustain it.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Boundless Bio is a clinical-stage oncology company with a limited operating history upon which you can evaluate its business and prospects. Boundless Bio commenced operations in 2018, has no products approved for commercial sale, and has not generated any revenue from the sale of its products. To date, Boundless Bio has focused primarily on organizing and staffing the company, business planning, raising capital, building its proprietary Spyglass platform, discovering its extrachromosomal DNA (“ecDNA”) directed therapeutic candidates (“ecDTx”), developing its diagnostic, establishing its intellectual property portfolio, conducting research, preclinical studies and clinical trials, establishing arrangements with third parties for the manufacture of its ecDTx and supply of related raw materials, and providing general and administrative support for these operations. Boundless Bio’s scientific approach to the discovery and development of ecDTx, including its use of the Spyglass platform, is unproven, and Boundless Bio does not know whether it will be able to develop or obtain regulatory approval for any products of commercial value. In May 2025, Boundless Bio announced that it discontinued the monotherapy arm and combination arms of BBI-355 with third-party targeted therapies in the POTENTIATE trial based on initial trial data. Boundless Bio had been continuing to investigate BBI-355 in combination with BBI-825; however, in January 2026, following a strategic portfolio review, Boundless Bio elected to cease enrollment of the POTENTIATE trial due to market considerations, clinical data, and prioritization of its BBI-940 program and will no longer invest in the development of ECHO, which is an ecDNA diagnostic clinical trial assay used in the POTENTIATE trial. In June 2026, Boundless Bio announced that based on preliminary exposure data obtained in the early dose escalation cohorts of the KOMODO-1 clinical trial, Boundless Bio believed that the observed pharmacokinetic exposure data did not support continued clinical development of BBI-940. Boundless Bio has not yet completed any clinical trials, successfully developed and validated a diagnostic test, obtained regulatory approvals, manufactured products at commercial scale, or arranged for a third party to do so on its behalf, or conducted sales or marketing activities necessary for successful product commercialization. Consequently, any predictions made about Boundless Bio’s future success or viability may not be as accurate as they could be if Boundless Bio had a history of successfully developing and commercializing biopharmaceutical products.

Boundless Bio has incurred significant operating losses since its inception and expects to incur significant losses for the foreseeable future. Boundless Bio does not have any products approved for sale and has not generated any revenue since its inception. If the Merger is not completed and Boundless Bio continues to develop any current or future ecDTx and Boundless Bio is unable to successfully develop, obtain requisite approval for and commercialize any current or future ecDTx, Boundless Bio may never generate revenue. Boundless Bio’s net losses were $58.2 million and $65.4 million for the years ended December 31, 2025 and 2024, respectively. As of June 30, 2026, Boundless Bio had an accumulated deficit of $296.9 million. Substantially all of Boundless Bio’s losses have resulted from expenses incurred in connection with its research and development programs and from general and administrative costs associated with its operations. All of Boundless Bio’s current or future ecDTx will require substantial additional development time and resources before Boundless Bio would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. Boundless Bio expects to continue to incur losses for the foreseeable future, and Boundless Bio anticipates these losses will increase substantially if the Merger is not completed and Boundless Bio continues to develop any current or future ecDTx, seek regulatory approval for, and potentially commercialize any current or future ecDTx and seek to discover and develop additional ecDTx, as well as operate as a public company.

If the Merger is not completed, to become and remain profitable, Boundless Bio must succeed in discovering, developing, obtaining regulatory approvals for, and eventually commercializing products that generate significant revenue. This will require Boundless Bio to be successful in a range of challenging activities, including completing clinical trials and preclinical studies of its ecDTx, discovering additional ecDTx, obtaining regulatory approval for these ecDTx and, if required, its diagnostic, and manufacturing, marketing, and selling any products for which Boundless Bio may obtain regulatory approval. Boundless Bio is in only the preliminary stages of these activities. Boundless Bio may never succeed in these activities and, even if it does, may never generate revenue that is significant enough to achieve profitability. In addition, Boundless Bio has not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. Because of the numerous risks and uncertainties associated with biopharmaceutical product development, Boundless Bio is unable to accurately predict the timing or amount of increased expenses or when, or if, Boundless Bio will be able to achieve profitability. Even if Boundless Bio does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Boundless Bio’s failure to become and remain profitable may have an adverse effect on the value of Boundless Bio and could impair its ability to raise capital, expand its business, maintain its research and development efforts, diversify its ecDTx pipeline, achieve its strategic objectives, or even continue its operations. A decline in the value of Boundless Bio could also cause you to lose all or part of your investment.

Boundless Bio will require substantial additional capital to finance its operations if the Merger is not completed and it continues to develop any ecDTx, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force Boundless Bio to delay, limit, reduce, or terminate any ecDTx development programs, commercialization efforts, or other operations.

The development of Boundless Bio’s ecDTx, including conducting preclinical studies and clinical trials, is a very time-consuming, capital-intensive, and uncertain process. Boundless Bio’s operations have consumed substantial amounts of cash since inception. If Boundless Bio continues to develop any ecDTx, Boundless Bio expects its expenses to substantially increase in connection with any ongoing activities, particularly if it conducts any clinical trials and preclinical studies and potentially seeks regulatory approval for any current or future ecDTx it may develop. If Boundless Bio obtains regulatory approval for its ecDTx or any future ecDTx it may develop, Boundless Bio also expects to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution. Because the outcome of any clinical trial or preclinical study is highly uncertain, Boundless Bio cannot reasonably estimate the actual amount of capital necessary to successfully complete the development and commercialization of its ecDTx. Furthermore, Boundless Bio will continue to incur additional costs associated with operating as a public company.

Based on its current operating plan, Boundless Bio believes that its existing cash, cash equivalents, and short-term investments will be sufficient to fund its operations through the anticipated closing date of the Merger and for a period of at least 12 months from the date of issuance of its unaudited interim financial statements for the quarter ended June 30, 2026 appearing elsewhere in this proxy statement/prospectus. Boundless Bio has based its belief in this regard on assumptions that may prove to be wrong, and it could expend its capital resources sooner than currently expected. Boundless Bio’s operating plans and other demands on its cash resources may change as a result of many factors currently unknown, and Boundless Bio may need to seek additional funds sooner than planned. Boundless Bio’s existing capital is not sufficient to complete development of its current or future ecDTx, and Boundless Bio will require substantial capital in order to advance any current or future ecDTx through clinical trials, regulatory approval, and commercialization. Accordingly, if the Merger is not completed, Boundless Bio will need to obtain substantial additional funding in connection with its continuing operations. Boundless Bio’s ability to raise additional funds may be adversely impacted by global economic conditions, disruptions to, and volatility in, the credit and financial markets in the United States, inflation, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If Boundless Bio is unable to complete the Merger, its ability to raise additional funds and the terms upon which it is able to raise such funds may also be adversely affected by the uncertainties regarding its financial condition, uncertainties with respect to the prospects for its ecDTx programs, the sufficiency of its capital resources, potential future management turnover, and volatility and instability in the global financial markets. As a result of these and other factors, there is no guarantee that sufficient additional funding will be available to Boundless Bio on acceptable terms, or at all. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. If Boundless Bio is unable to raise capital when needed or on attractive terms and Boundless Bio continues to develop any ecDTx, Boundless Bio could be forced to delay, reduce, or eliminate its research and development programs or any future commercialization efforts, or even cease operations. If the Merger is not completed, Boundless Bio expects to finance its cash needs through public or private equity or debt financings or other capital sources, including potential collaborations, licenses, and other similar arrangements. In addition, Boundless Bio may seek additional capital due to favorable market conditions or strategic considerations even if it believes it has sufficient funds for its current or future operating plans. Attempting to secure additional financing may divert Boundless Bio’s management from its day-to-day activities, which may adversely affect its ability to develop its ecDTx.

Boundless Bio currently has a “shelf” registration statement on Form S-3 effective and an existing at-the-market (“ATM”) offering program; however, its ability to raise capital under its shelf registration statement, including through the ATM offering program, may be limited by SEC rules and regulations. Based on Boundless Bio’s public float as of the filing date of this proxy statement/prospectus, as calculated pursuant to SEC rules, Boundless Bio is only permitted to utilize its shelf registration statement, including the prospectus pursuant to which its ATM offering is conducted, subject to Instruction I.B.6 of Form S-3, which is referred to as the “baby shelf” rule. Accordingly, for so long as Boundless Bio’s public float is less than $75.0 million, it generally may not sell securities registered on its shelf registration statement in a primary offering with a value exceeding more than one-third of its public float during any 12 calendar month period. Although alternative public and private transaction structures may be available to raise additional capital, these may require additional time and cost, may impose operational restrictions on Boundless Bio, and may not be available on acceptable terms.

Boundless Bio’s future capital requirements are difficult to predict and will depend on many factors, including, but not limited to:

•	the initiation, type, number, scope, progress, expansions, results, costs, and timing of clinical trials and preclinical studies of Boundless Bio’s ecDTx that it may choose to pursue;

•	the costs and timing of manufacturing for Boundless Bio’s ecDTx, including commercial manufacture at sufficient scale, if any of its ecDTx are approved;

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the costs and timing of obtaining raw materials for manufacturing sufficient quantities of Boundless Bio’s ecDTx or obtaining sufficient quantities of any combination agents or other materials needed for use in its clinical trials and preclinical studies;

•	the costs and timing of developing diagnostics, if required, and the outcome of their regulatory review;

•	the costs, timing, and outcome of regulatory meetings and reviews of Boundless Bio’s ecDTx;

•	changes in regulatory policies or approval pathways;

•	disruptions at the FDA that hinder its ability to perform routine activities or function in the normal course;

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the costs, timing, and outcome of seeking to obtain, maintain, expand, enforce, defend, and protect Boundless Bio’s patents and other intellectual property and proprietary rights, or to challenge third-party patents and other intellectual property rights, if necessary;

•	the costs and timing of purchasing laboratory supplies and equipment and pharmacology supplies for Boundless Bio’s preclinical activities and clinical trials;

•	the amount of any variable payment obligations under Boundless Bio’s facility lease;

•	the costs associated with hiring additional personnel and consultants, as needed, to support Boundless Bio’s clinical and preclinical development efforts;

•	the costs and timing of establishing or securing sales and marketing capabilities if any of Boundless Bio’s ecDTx are approved;

•	Boundless Bio’s ability to achieve sufficient market acceptance, coverage, and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

•	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors;

•	the terms and timing of establishing and maintaining collaborations, licenses, and other similar arrangements; and

•	costs associated with any products or technologies that Boundless Bio may in-license or acquire.

Conducting clinical trials and preclinical studies and discovering potential ecDTx is a time-consuming, expensive, and uncertain process that takes years to complete, and Boundless Bio may never generate the necessary data or results required to obtain regulatory approval and commercialize its ecDTx. In addition, Boundless Bio’s ecDTx, if approved, may not achieve commercial success. Boundless Bio’s commercial revenue, if any, will initially be derived from sales of products that it does not expect to be commercially available for many years, if at all.

Accordingly, if the Merger is not completed and Boundless Bio continues to develop any ecDTx, Boundless Bio will need to continue to rely on additional financing to achieve its business objectives. Adequate additional financing may not be available to Boundless Bio on acceptable terms, or at all, including as a result of financial and credit market deterioration or instability, market-wide liquidity shortages, geopolitical events, or otherwise.

Raising additional capital may cause dilution to Boundless Bio’s stockholders, restrict its operations, or require Boundless Bio to relinquish rights to its technologies or ecDTx.

Until Boundless Bio can generate substantial product revenue, if ever, and if the Merger is not completed, it expects to finance its cash needs through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses, and other similar arrangements. Boundless Bio does not have any committed external source of funds. To the extent that Boundless Bio raises additional capital through the sale of equity or convertible debt securities, existing stockholders’ ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect their rights as common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Boundless Bio’s ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. Such restrictions could adversely impact Boundless Bio’s ability to conduct its operations and execute its business plan.

If Boundless Bio raises additional funds through future collaborations, licenses, and other similar arrangements, Boundless Bio may be required to relinquish valuable rights to its future revenue streams or proprietary technology, or grant licenses on terms that may not be favorable to Boundless Bio and/or that may reduce the value of Boundless Bio Common Stock. If Boundless Bio is unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to it, Boundless Bio would be required to delay, limit, reduce, or terminate any product development or future commercialization efforts, or grant rights to develop and market ecDTx that it might otherwise prefer to develop and market itself, or on less favorable terms than it would otherwise choose.

Risks Related to the Discovery, Development, and Regulatory Approval of Boundless Bio’s ecDTx

If Boundless Bio continues to develop any ecDTx and is unable to successfully develop, obtain regulatory approval, and ultimately commercialize any current or future ecDTx, or experiences significant delays in doing so, its business will be materially harmed.

Boundless Bio has invested substantially all of its efforts to date in developing its ecDTx, developing a diagnostic as a potential patient selection tool, identifying other targets for therapeutic pursuit, and developing its proprietary Spyglass platform. If Boundless Bio continues to develop any ecDTx, there can be no assurance any current or future ecDTx will demonstrate acceptable or commercially viable clinical trial results. Boundless Bio’s ability to generate product revenue, which it does not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of its ecDTx. The success of Boundless Bio’s ecDTx will depend on several factors, including the following:

•	successful initiation and enrollment of clinical trials, and timely completion of clinical trials and preclinical studies with favorable results;

•	allowance to proceed with clinical trials for Boundless Bio’s ecDTx under INDs by the FDA, or under similar regulatory submissions by comparable foreign regulatory authorities;

•	the frequency and severity of adverse events observed in clinical trials and preclinical studies;

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maintaining and establishing relationships with contract research organizations (“CROs”) and clinical sites for the clinical development of Boundless Bio’s ecDTx, and ability of such CROs and clinical sites to comply with clinical trial protocols, Good Clinical Practice requirements (“GCPs”) and other applicable requirements;

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demonstrating the safety and efficacy of Boundless Bio’s ecDTx to the satisfaction of applicable regulatory authorities, including by establishing a safety database of a size satisfactory to regulatory authorities;

•	successful development, validation, and regulatory approval of diagnostic tests for use in patient selection with Boundless Bio’s ecDTx, if required;

•	receipt of regulatory approvals from applicable regulatory authorities, including approvals of new drug applications (“NDAs”), from the FDA and maintaining such approvals;

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maintaining relationships with Boundless Bio’s third-party manufacturers and their ability to comply with current Good Manufacturing Practice requirements (“cGMPs”) as well as making arrangements with its third-party manufacturers for, or establishing its own, commercial manufacturing capabilities at a cost and scale sufficient to support commercialization;

•	establishing sales, marketing, and distribution capabilities and launching commercial sales of Boundless Bio’s products, if and when approved, whether alone or in collaboration with others;

•	obtaining, maintaining, protecting, and enforcing any patent and trade secret protection, patent term extensions (if applicable), and/or regulatory exclusivity for Boundless Bio’s ecDTx;

•	maintaining an acceptable safety profile of Boundless Bio’s products following regulatory approval, if any;

•	maintaining and growing an organization of people who can develop and commercialize Boundless Bio’s products; and

•	acceptance of Boundless Bio’s products, if approved, by patients, the medical community, and third-party payors.

If Boundless Bio is unable to develop, obtain regulatory approval for, or, if approved, successfully commercialize any ecDTx, or if Boundless Bio experiences delays as a result of any of the above factors or otherwise, its business would be materially harmed.

Boundless Bio’s approach to treating cancer with oncogene amplifications by developing ecDTx directed against ecDNA is novel and unproven, and if Boundless Bio continues to develop any ecDTx, Boundless Bio does not know whether it will be able to develop any products of commercial value, or if competing approaches will limit the commercial value of its ecDTx.

The success of Boundless Bio’s business depends primarily upon its ability to discover, develop, and commercialize products based on its scientific approach, which is focused on developing therapies that are directed against ecDNA in oncogene amplified cancers, a novel and unproven approach. While Boundless Bio has had favorable preclinical study results for certain of its ecDTx programs, Boundless Bio has not yet succeeded and may not succeed in demonstrating efficacy and safety for its ecDTx in clinical trials or in obtaining regulatory approvals from the FDA or other regulatory authorities or in commercializing such ecDTx. For example, in May 2025, Boundless Bio announced that it discontinued the monotherapy arm and combination arms of BBI-355 with third-party targeted therapies in the POTENTIATE trial based on initial trial data. Boundless Bio had been continuing to investigate BBI-355 in combination with BBI-825; however, in January 2026, following a strategic portfolio review, Boundless Bio elected to cease enrollment of the POTENTIATE trial due to market considerations, clinical data, and prioritization of its BBI-940 program and will no longer invest in the development of ECHO, which is an ecDNA diagnostic clinical trial assay used in the POTENTIATE trial. In June 2026, Boundless Bio announced that based on preliminary exposure data obtained in the early dose escalation cohorts of the KOMODO-1 clinical trial, Boundless Bio believed that the observed pharmacokinetic exposure data did not support continued clinical development of BBI-940. As an organization, Boundless Bio has not completed any clinical trials for any of its ecDTx. If Boundless Bio continues to develop any ecDTx, Boundless Bio’s research methodology and scientific approach in using its Spyglass platform may be unsuccessful in identifying and discovering additional ecDTx, and, even if successful, Boundless Bio may not be able to submit INDs and have such INDs allowed to proceed to enable it to commence clinical trials on the timelines it expects, if at all. Any ecDTx Boundless Bio does discover may be shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing or make the ecDTx unmarketable or unlikely to receive regulatory approval. In particular, developing therapies that are directed against ecDNA in oncogene amplified cancers is a novel approach that may have unexpected consequences, including adverse events that preclude successful development and approval of Boundless Bio’s ecDTx. Further, because Boundless Bio’s ecDTx and all of its discovery programs are ecDNA based, adverse developments with respect to one of its programs may have a significant adverse impact on the actual or perceived likelihood of success and value of its other programs.

In addition, the biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies. If Boundless Bio continues to develop any ecDTx, Boundless Bio’s future success will depend in part on its ability to maintain a competitive position with its scientific approach. If Boundless Bio fails to stay at the forefront of technological change in utilizing its approach to create and develop ecDTx and, if required, diagnostic tests, Boundless Bio may be unable to compete effectively. Boundless Bio’s competitors may render its approach obsolete or limit the commercial value of its products or ecDTx by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in its drug discovery process that Boundless Bio believes it derives from its approach. By contrast, adverse developments with respect to other companies that attempt to use a similar approach to Boundless Bio’s approach may adversely impact the actual or perceived value and potential of its ecDTx.

If any of these events occur, Boundless Bio may be forced to delay, modify, or abandon its development efforts for a program or programs, which would have a material adverse effect on its business and could potentially cause Boundless Bio to cease operations.

Clinical and preclinical development involves a lengthy and expensive process with uncertain timelines and outcomes, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. If Boundless Bio continues to develop any ecDTx, Boundless Bio’s ecDTx may not achieve favorable results in ongoing or future clinical trials or preclinical studies or receive regulatory approval on a timely basis, if at all.

Clinical and preclinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. If Boundless Bio continues to develop any ecDTx, Boundless Bio cannot guarantee that any clinical trials or preclinical studies will be conducted as planned, including whether it is able to meet expected timeframes for data readouts, or completed on schedule, if at all, and failure can occur at any time during the trial or study process. Despite any promising preclinical or clinical results, any ecDTx can unexpectedly fail at any stage of clinical or preclinical development. The historical failure rate for product candidates in the industry is high, particularly in the earlier stages of development. For example, as discussed above, in May 2025, Boundless Bio announced that it discontinued the monotherapy arm and combination arms of BBI-355 with third-party targeted therapies in the POTENTIATE trial based on initial trial data. Boundless Bio had been continuing to investigate BBI-355 in combination with BBI-825; however, in January 2026, following a strategic portfolio review, Boundless Bio elected to cease enrollment of the POTENTIATE trial due to market considerations, clinical data, and prioritization of its BBI-940 program and will no longer invest in the development of ECHO, which is an ecDNA diagnostic clinical trial assay used in the POTENTIATE trial. In June 2026, Boundless Bio announced that based on preliminary exposure data obtained in the early dose escalation cohorts of the KOMODO-1 clinical trial, Boundless Bio believed that the observed pharmacokinetic exposure data did not support continued clinical development of BBI-940. The results from preclinical studies or clinical trials of an ecDTx or of a competitor’s product candidates in the same class may not predict the results of later clinical trials of Boundless Bio’s current or future ecDTx, and interim, topline, or preliminary results of a clinical trial are not necessarily indicative of final results. ecDTx in later stages of clinical trials may fail to show the desired safety and efficacy characteristics despite having progressed through preclinical studies and initial clinical trials. It is not uncommon to observe results in clinical trials that are unexpected based on preclinical studies and early clinical trials, and many product candidates fail in clinical trials despite very promising early results. If unexpected observations or toxicities are observed in these studies, or in future IND-enabling studies for Boundless Bio’s current and any potential future ecDTx development programs, such results may delay or prevent the initiation of clinical trials for such ecDTx programs.

Moreover, preclinical and clinical data may be susceptible to varying interpretations and analyses. A number of companies in the biopharmaceutical and biotechnology industries, including Boundless Bio, as discussed above, have suffered significant setbacks in clinical development even after achieving promising results in earlier studies. Such setbacks have occurred and may occur for many reasons if Boundless Bio continues to develop any ecDTx, including, but not limited to: clinical sites and investigators may deviate from clinical trial protocols, whether due to lack of training or otherwise, and Boundless Bio may fail to detect any such deviations in a timely manner; patients may fail to adhere to any required clinical trial procedures, including any requirements for post-treatment follow-up; any current or future ecDTx may fail to demonstrate effectiveness or safety in certain patient subpopulations, which has not been observed in earlier trials due to limited sample size, lack of analysis, or otherwise; or Boundless Bio’s clinical trials may not adequately represent the patient populations it intends to treat, whether due to limitations in its trial designs or otherwise, such as where one patient subgroup is overrepresented in the clinical trial. Based upon negative or inconclusive results, Boundless

Bio or any future collaborator may decide, or regulators may require Boundless Bio, to conduct additional preclinical studies or clinical trials, which would cause Boundless Bio to incur additional operating expenses and delays and may not be sufficient to support regulatory approval on a timely basis or at all.

As a result, if Boundless Bio continues to develop any ecDTx, Boundless Bio cannot be certain that its clinical trials and preclinical studies will be successful. Any safety concerns observed in any one of Boundless Bio’s clinical trials in its targeted indications could limit the prospects for regulatory approval of its ecDTx in those and other indications, which could have a material adverse effect on Boundless Bio’s business, financial condition, results of operations, and prospects.

If Boundless Bio continues to develop any ecDTx, any difficulties or delays in the commencement or completion, or the termination or suspension, of its clinical trials or preclinical studies could result in increased costs to Boundless Bio, delay or limit its ability to generate revenue, or adversely affect its commercial prospects.

Before obtaining marketing approval from regulatory authorities for the sale of Boundless Bio’s ecDTx, Boundless Bio must conduct extensive clinical trials to demonstrate the safety and efficacy of the ecDTx in humans. Before Boundless Bio can initiate clinical trials for its preclinical ecDTx, it must submit the results of preclinical studies to the FDA or comparable foreign regulatory authorities along with other information, including information about ecDTx chemistry, manufacturing, and controls, and its proposed clinical trial protocol, as part of an IND or similar regulatory submission. The FDA or comparable foreign regulatory authorities may require Boundless Bio to conduct additional preclinical studies for any ecDTx before it allows Boundless Bio to initiate clinical trials under any IND or similar regulatory submission, which may lead to delays and increase the costs of Boundless Bio’s preclinical ecDTx programs. Moreover, even if Boundless Bio commences clinical trials, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Any such delays in the commencement or completion, or the termination or suspension, of Boundless Bio’s clinical trials or preclinical studies for its current and any future ecDTx could significantly affect its product development timelines and product development costs.

If Boundless Bio continues to develop any ecDTx, Boundless Bio does not know whether its clinical trials and preclinical studies will begin on time or if its ongoing or future trials or studies will be completed on schedule, if at all. The commencement, data readouts, and completion of clinical trials and preclinical studies can be delayed for a number of reasons, including delays related to:

•	inability to obtain animals or materials to initiate and generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	obtaining allowance from regulatory authorities to commence a trial or reaching a consensus with regulatory authorities on trial design;

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of Boundless Bio’s clinical trials;

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any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in identifying, recruiting, and training suitable clinical investigators;

•	obtaining approval from one or more institutional review boards (“IRBs”) or ethics committees (“ECs”) at clinical trial sites;

•	IRBs/ECs refusing to approve, suspending, or terminating the trial at an investigational site, precluding enrollment of additional patients, or withdrawing their approval of the trial;

•	changes or amendments to the clinical trial protocol;

•	clinical sites deviating from the trial protocol or dropping out of a trial;

•	failure by Boundless Bio’s CROs to perform in accordance with GCP requirements or applicable regulatory requirements or guidelines in other countries;

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obtaining raw materials for manufacturing sufficient quantities of Boundless Bio’s ecDTx or obtaining sufficient quantities of combination therapies or other materials needed for use in clinical trials and preclinical studies;

•

patients failing to enroll or remain in Boundless Bio’s trials at the rate Boundless Bio expects, or failing to return for post-treatment follow-up, including patients failing to remain in Boundless Bio’s trials due to movement restrictions, health reasons, or otherwise resulting from any future public health concerns;

•	patients choosing alternative treatments for the indications for which Boundless Bio is developing Boundless Bio’s ecDTx, or participating in competing clinical trials;

•	lack of adequate funding to continue any clinical trials or preclinical studies or costs being greater than Boundless Bio anticipates;

•	patients experiencing severe or serious unexpected drug-related adverse effects;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other companies that could be considered similar to Boundless Bio’s ecDTx;

•	selection of clinical endpoints that require prolonged periods of clinical observation or extended analysis of the resulting data;

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transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization (“CMO”), delays, or failure by Boundless Bio’s CMOs or Boundless Bio to make any necessary changes to such manufacturing process, or failure of Boundless Bio’s CMOs to produce clinical trial materials in accordance with cGMP regulations or other applicable requirements; and

•	third parties being unwilling or unable to satisfy their contractual obligations to Boundless Bio in a timely manner.

Clinical trials must be conducted in accordance with the FDA and other applicable regulatory authorities’ legal requirements, regulations, or guidelines, and are subject to oversight by these governmental agencies and ECs or IRBs at the medical institutions where the clinical trials are conducted. Boundless Bio could also encounter delays if a clinical trial is suspended or terminated by Boundless Bio, by ECs or IRBs of the institutions in which such trials are being conducted, by a data safety monitoring board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with GCP and other regulatory requirements or Boundless Bio’s clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations, or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and Boundless Bio may need to amend clinical trial protocols to comply with these changes. Amendments may require Boundless Bio to resubmit Boundless Bio’s clinical trial protocols to ECs or IRBs for reexamination, which may impact the costs, timing, or successful completion of a clinical trial.

Further, if Boundless Bio conducts clinical trials in foreign countries, this will present additional risks that may delay completion of Boundless Bio’s clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, and political and economic risks, including war, relevant to such foreign countries.

Moreover, principal investigators for Boundless Bio’s clinical trials may serve as scientific advisors or consultants to Boundless Bio from time to time and receive compensation in connection with such services.

Under certain circumstances, Boundless Bio may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between Boundless Bio and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of Boundless Bio’s marketing applications by the FDA or a comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of regulatory approval of Boundless Bio’s ecDTx.

In addition, many of the factors that cause, or lead to, the termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of an ecDTx. Any delays to Boundless Bio’s clinical trials that occur as a result could shorten any period during which Boundless Bio may have the exclusive right to commercialize Boundless Bio’s ecDTx. In such cases, Boundless Bio’s competitors may be able to bring products to market before Boundless Bio does, and the commercial viability of Boundless Bio’s ecDTx could be significantly reduced. Any of these occurrences may harm Boundless Bio’s business, financial condition, results of operations, and prospects.

If Boundless Bio continues to develop any ecDTx, Boundless Bio may find it difficult to enroll patients in any clinical trials. If Boundless Bio encounters difficulties or delays enrolling patients in Boundless Bio’s clinical trials, Boundless Bio’s clinical development activities could be delayed or otherwise adversely affected.

Successful and timely completion of clinical trials will require that Boundless Bio identifies and enrolls a specified number of patients for each of Boundless Bio’s clinical trials. Boundless Bio may not be able to initiate or continue clinical trials for any ecDTx if Boundless Bio is unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and characteristics of the patient population, the proximity of patients to clinical sites, the eligibility and exclusion criteria for the trial, the design of the clinical trial, the risk that enrolled patients will not complete a clinical trial, Boundless Bio’s ability to recruit clinical trial investigators with the appropriate competencies and experience, and competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of any ecDTx being studied in relation to other available therapies, including any new products that may be approved for the indications Boundless Bio may be investigating as well as any product candidates under development. Boundless Bio will be required to identify and enroll a sufficient number of patients for each of Boundless Bio’s clinical trials and monitor such patients adequately during and after treatment. Potential patients for any planned clinical trials may not be adequately diagnosed or identified with the diseases that Boundless Bio is targeting, which could adversely impact the outcomes of Boundless Bio’s trials and could have safety concerns for the potential patients. Potential patients for any planned clinical trials may also not meet the entry criteria for such trials.

In particular, because Boundless Bio’s ecDTx are focused on patients with tumors harboring oncogene amplifications on or enabled by ecDNA, Boundless Bio’s ability to enroll eligible patients may be limited or take more time than Boundless Bio anticipates, due to the frequency of the biomarker Boundless Bio is seeking to target, or Boundless Bio’s ability to effectively identify such biomarker. Boundless Bio also may encounter difficulties in identifying and enrolling patients with the proper tumor characteristics or stage of disease appropriate for any of Boundless Bio’s clinical trials and monitoring such patients adequately during and after treatment. Additionally, other pharmaceutical companies targeting these same types of cancer are recruiting clinical trial patients from these patient populations, which may make it more difficult to fully enroll Boundless Bio’s clinical trials. The timing of Boundless Bio’s clinical trials depends, in part, on the speed at which Boundless Bio can recruit patients to participate in Boundless Bio’s trials, as well as completion of required follow-up periods. The eligibility criteria of Boundless Bio’s clinical trials, once established, may further limit the pool of available trial participants. If patients are unwilling or unable to participate in Boundless Bio’s trials for any reason, including the existence of concurrent clinical trials for similar target populations, the availability of approved therapies, or the fact that enrolling in Boundless Bio’s trials may prevent patients from taking a different product, or Boundless Bio otherwise has difficulty enrolling a sufficient number of patients, the timeline for recruiting patients, conducting trials, and obtaining regulatory approval of Boundless Bio’s current or future ecDTx may be delayed. Additionally, patients in Boundless Bio’s prior clinical trials are typically in the late stages of their disease and may experience disease progression independent from Boundless Bio’s ecDTx, making them unevaluable for purposes of the clinical trial and requiring additional patient enrollment. Boundless Bio’s inability to enroll a sufficient number of patients for any of Boundless Bio’s future clinical trials would result in significant delays or may require Boundless Bio to abandon one or more clinical trials altogether.

In addition, if Boundless Bio continues to develop any ecDTx, Boundless Bio will continue to rely on CROs and clinical trial sites to ensure proper and timely enrollment of Boundless Bio’s clinical trials. Though Boundless Bio has entered into agreements governing their services, Boundless Bio has limited influence over their actual performance. Boundless Bio cannot assure you that Boundless Bio’s assumptions used in determining expected clinical trial timelines are correct, or that Boundless Bio will not experience delays or difficulties in enrollment, or be required by the FDA or other regulatory authorities to increase Boundless Bio’s enrollment, which would result in the delay of completion of such trials beyond Boundless Bio’s expected timelines.

Use of Boundless Bio’s current or future ecDTx could be associated with side effects, adverse events, or other properties or safety risks, which could delay or preclude regulatory approval, cause Boundless Bio to suspend or discontinue clinical trials, cause Boundless Bio to abandon an ecDTx, limit the commercial profile of an approved label, or result in other significant negative consequences that could severely harm Boundless Bio’s business, financial condition, results of operations, and prospects.

As is the case with oncology drugs generally, it is likely that there may be side effects and adverse events associated with use of Boundless Bio’s ecDTx. If Boundless Bio continues to develop any ecDTx, results of Boundless Bio’s clinical trials could reveal a high and unacceptable severity and prevalence of expected or unexpected side effects or unexpected characteristics. Undesirable side effects caused by any of Boundless Bio’s ecDTx when used alone or in combination with approved or investigational drugs could cause Boundless Bio or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label, or lead to the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm Boundless Bio’s business, financial condition, results of operations, and prospects significantly.

Moreover, if Boundless Bio’s ecDTx are associated with undesirable side effects in clinical trials or demonstrate characteristics that are unexpected, Boundless Bio may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the ecDTx if approved. Unacceptable enhancement of certain toxicities may be seen when Boundless Bio’s ecDTx is combined with standard of care therapies, or when used as a single agent. Boundless Bio may also be required to modify Boundless Bio’s development and clinical trial plans based on findings in Boundless Bio’s ongoing clinical trials. For example, in the now-discontinued monotherapy arm of the POTENTIATE trial, BBI-355 administered with continuous every other day dosing (“Q2D”) demonstrated a narrow therapeutic index resulting from hematological toxicity at or near doses associated with clinical activity, and in the now-discontinued combination arms with third-party targeted therapies, the combination of BBI-355 administered with Q2D dosing in combination with these therapies was not well-tolerated at the exposure levels believed to be required for robust, sustained anti-tumor activity. Many compounds that initially showed promise in early-stage testing for treating cancer have later been found to cause side effects that prevented further development of the compounds. In addition, if Boundless Bio continues to develop any ecDTx, Boundless Bio plans to study its ecDTx in combination with other therapies, which may exacerbate adverse events associated with such ecDTx.

If Boundless Bio continues to develop any ecDTx and successfully completes early phase clinical studies and establishes initial clinical proof-of-concept, it is possible that as Boundless Bio tests its ecDTx in larger, longer, and more extensive clinical trials, including with different dosing regimens, or as the use of these ecDTx becomes more widespread following any regulatory approval, more illnesses, injuries, discomforts, and other adverse events than were observed in earlier trials, as well as new conditions that did not occur or went undetected in previous trials, may be discovered. If such side effects become known later in development or upon approval, if any, such findings may harm Boundless Bio’s business, financial condition, and prospects significantly.

Patients treated with Boundless Bio’s current or future ecDTx may also be undergoing surgical, radiation, and/or chemotherapy treatments, which can cause side effects or adverse events that are unrelated to Boundless Bio’s ecDTx but may still impact the success of Boundless Bio’s clinical trials. The inclusion of critically ill patients in Boundless Bio’s clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses. For example, if Boundless Bio continues to develop any ecDTx, Boundless Bio expects that some of the patients enrolled in its clinical trials will die or experience major clinical events either during the course of Boundless Bio’s clinical trials or after participating in such trials.

In addition, if Boundless Bio’s ecDTx receives regulatory approval, and Boundless Bio or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw, suspend, or limit approvals of such product, or seek an injunction against its manufacture or distribution;

•	Boundless Bio may be required to recall a product or change the way such product is administered to patients;

•	regulatory authorities may require additional warnings on the label, such as a “black box” warning or a contraindication;

•	Boundless Bio may be required to implement a Risk Evaluation and Mitigation Strategy (“REMS”) or create a medication guide outlining the risks of such side effects for distribution to patients;

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Boundless Bio may be required to change the way a product is distributed or administered, conduct additional clinical trials, change the labeling of a product, or conduct additional post-marketing studies or surveillance;

•	Boundless Bio could be sued and held liable for harm caused to patients;

•	sales of the product may decrease significantly or the product could become less competitive; and

•	Boundless Bio’s reputation may suffer.

Any of these events could prevent Boundless Bio from achieving or maintaining market acceptance of the particular ecDTx, if approved, and could significantly harm Boundless Bio’s business, results of operations, and prospects.

As an organization, Boundless Bio has never completed any clinical trials and may be unable to do so if Boundless Bio continues to develop any ecDTx.

Boundless Bio has never completed any clinical trials, and if Boundless Bio continues to develop any ecDTx, Boundless Bio will need to successfully complete ongoing and later-stage and pivotal clinical trials in order to obtain FDA or comparable foreign regulatory approval to market any current or future ecDTx. Carrying out later-stage clinical trials and the submission of a successful NDA is a complicated process. As discussed above, Boundless Bio elected to cease enrollment in the POTENTIATE trial and has not yet completed any clinical trials for Boundless Bio’s ecDTx. Boundless Bio has limited experience as a company in preparing and submitting marketing applications and has not previously submitted an NDA or other comparable foreign regulatory submission for any ecDTx. In addition, as a company, Boundless Bio has had limited interactions with the FDA and no interaction with other comparable foreign regulatory authorities and cannot be certain how many additional clinical trials of Boundless Bio’s ecDTx will be required or how such trials should be designed. Consequently, Boundless Bio may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to submission and regulatory approval of Boundless Bio’s ecDTx. Boundless Bio may require more time and incur greater costs than its competitors and may not succeed in obtaining regulatory approvals of ecDTx that Boundless Bio may develop. Failure to commence or complete, or delays in, any of Boundless Bio’s clinical trials could prevent Boundless Bio from or delay Boundless Bio in submitting marketing applications, including NDAs, for and commercializing its ecDTx.

If Boundless Bio continues to develop any ecDTx and is unable to successfully identify predictive biomarkers to identify patient populations most likely to benefit from Boundless Bio’s ecDTx, or develop a diagnostic to enable patient selection for Boundless Bio’s ecDTx, or if Boundless Bio experiences significant delays in doing so, Boundless Bio may not realize the full commercial potential of its ecDTx.

If Boundless Bio continues to develop any ecDTx, a key component of Boundless Bio’s strategy will continue to be its ability to identify patient populations most likely to benefit from its ecDTx by using a biomarker-driven approach. Identification of these patients will require identification of predictive biomarkers and may require the development and use of a diagnostic assay.

Boundless Bio may not be able to identify predictive biomarkers to identify patients most likely to benefit from its ecDTx. If Boundless Bio identifies predictive biomarkers, there are several risks associated with the development of a diagnostic assay to identify the biomarkers. Boundless Bio may not be able to validate a diagnostic and the related biomarkers or their functional relevance clinically. Potential biomarkers, even if validated preclinically, may not be functionally validated in human clinical trials. Any failure by Boundless Bio to successfully develop or obtain marketing authorization for a diagnostic assay, or any delays in doing so, may harm the commercial prospects of its ecDTx. Moreover, Boundless Bio may need to work with a third-party diagnostic developer to assist it in developing a diagnostic assay. For example, Boundless Bio developed an ecDNA diagnostic called ECHO as a clinical trial assay for use during its Phase 1/2 POTENTIATE clinical trial using a third-party in vitro diagnostic company, although, following its strategic portfolio review in January 2026 and its decision to cease enrollment of the POTENTIATE trial, Boundless Bio will no longer invest in the development of ECHO. In the future, Boundless Bio may have difficulty identifying or maintaining a relationship with a third-party diagnostic developer, and it may face competition from other companies in establishing these relationships.

If Boundless Bio continues to develop any ecDTx, Boundless Bio may develop its ecDTx in combination with other therapies, which exposes Boundless Bio to additional risks.

If Boundless Bio continues to develop any ecDTx, Boundless Bio may develop its ecDTx for use in combination with one or more currently approved cancer therapies. Even if its ecDTx was to receive regulatory approval or be commercialized for use in combination with other existing therapies, Boundless Bio would continue to bear the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with its ecDTx or that safety, efficacy, manufacturing, or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and Boundless Bio would be subject to similar risks if Boundless Bio develops its ecDTx for use in combination with other drugs or biologics or for indications other than cancer. Developing combination therapies using approved therapeutics, as Boundless Bio may do for its ecDTx, also exposes Boundless Bio to additional clinical risks, such as the requirement that Boundless Bio demonstrate the safety and efficacy of each active component of any combination regimen it may develop.

If the FDA or similar foreign regulatory authorities revoke the approval of combination agents, or if safety, efficacy, manufacturing, or supply issues arise with the drugs Boundless Bio chooses to evaluate in combination with Boundless Bio’s ecDTx, Boundless Bio may be unable to obtain approval of or market Boundless Bio’s ecDTx for combination therapy regimens.

Additionally, if the third-party providers of therapies or therapies in development used in combination with its ecDTx are unable to produce sufficient quantities for clinical trials or for commercialization of Boundless Bio’s ecDTx, or if the cost of combination therapies are prohibitive, Boundless Bio’s development and commercialization efforts would be impaired, which would have an adverse effect on Boundless Bio’s business, financial condition, results of operations, and prospects.

Boundless Bio may expend Boundless Bio’s limited resources to pursue a particular ecDTx or a particular indication for an ecDTx and fail to capitalize on ecDTx or indications that may be more profitable or for which there is a greater likelihood of success.

Because Boundless Bio has limited financial and managerial resources, if Boundless Bio continues to develop any ecDTx, Boundless Bio may focus on specific ecDTx, development programs, and indications. As a result, Boundless Bio may forgo or delay pursuit of opportunities with other ecDTx that could have had greater commercial potential. Boundless Bio’s resource allocation and other decisions may cause Boundless Bio to fail to identify and capitalize on viable potential ecDTx or additional indications for its ecDTx or other profitable market opportunities. Boundless Bio’s spending on current and future research and development programs and ecDTx for specific indications may not yield any commercially viable ecDTx.

In addition, if Boundless Bio does not accurately evaluate the commercial potential or target market for a particular indication or ecDTx, Boundless Bio may relinquish valuable rights to that ecDTx through collaborations, licenses, and other similar arrangements in cases in which it would have been more advantageous for Boundless Bio to retain sole development and commercialization rights to such ecDTx.

If Boundless Bio continues to develop any ecDTx, it may in the future conduct certain of its clinical trials for Boundless Bio’s ecDTx outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case Boundless Bio’s development plans will be delayed, which could materially harm Boundless Bio’s business.

If Boundless Bio continues to develop any ecDTx, Boundless Bio may in the future conduct one or more of Boundless Bio’s clinical trials for Boundless Bio’s ecDTx outside the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for regulatory approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless the data are applicable to the United States population and United States medical practice; the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, if the relevant study was not conducted pursuant to an IND, the FDA will not accept the data as support for a marketing application unless the study was conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar requirements for clinical data gathered outside of their respective jurisdictions. There can be no assurance the FDA will accept data from clinical trials conducted outside of the United States. If the FDA does not accept data from Boundless Bio’s clinical trials of its ecDTx, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt Boundless Bio’s development of its ecDTx.

Conducting clinical trials outside the United States also exposes Boundless Bio to additional risks, including risks associated with:

•	additional foreign regulatory requirements;

•	foreign exchange fluctuations;

•	compliance with foreign manufacturing, customs, shipment, and storage requirements;

•	inconsistent standards for reporting and evaluating clinical data and adverse events;

•	diminished protection of intellectual property in some countries; and

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public health concerns or political instability, civil unrest, war, or similar events that may jeopardize Boundless Bio’s ability to commence, conduct, or complete a clinical trial and evaluate resulting data.

If Boundless Bio continues to develop any ecDTx, interim, topline, and preliminary data from Boundless Bio’s clinical trials and preclinical studies that Boundless Bio announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Boundless Bio may publicly disclose interim, topline, or preliminary data from its clinical trials and preclinical studies, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. Boundless Bio also makes assumptions, estimations, calculations, and conclusions as part of Boundless Bio’s analyses of data, and Boundless Bio may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, topline, or preliminary results that Boundless Bio reports may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results once additional data have been received and fully evaluated. Topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the topline or preliminary data Boundless Bio previously published. As a result, topline and preliminary data should be viewed with caution until the final data are available. Interim data from clinical trials that Boundless Bio may complete are further subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim, topline, or preliminary data and final data could significantly harm Boundless Bio’s business prospects.

In addition, others, including regulatory authorities, may not accept or agree with Boundless Bio’s assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular ecDTx or product and its company in general. Moreover, the information Boundless Bio chooses to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what Boundless Bio determines is material or otherwise appropriate information to include in its disclosure, and any information Boundless Bio determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, ecDTx or its business. If the interim, topline, or preliminary data that Boundless Bio report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Boundless Bio’s ability to obtain approval for, and commercialize its ecDTx may be harmed, which could harm Boundless Bio’s business, operating results, prospects, or financial condition.

Changes in methods of ecDTx manufacturing or formulation may result in additional costs or delay.

As any of Boundless Bio’s current or future ecDTx progress through preclinical studies to clinical trials to regulatory approval and commercialization, it is common that various aspects of the ecDTx development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize safety, efficacy, yield, and manufacturing batch size, minimize costs, and achieve consistent quality and results. There can be no assurance that this or any other future manufacturing or formulation changes will achieve their intended objectives. These changes and any future changes Boundless Bio may make to its ecDTx may also cause such candidates to perform differently and affect the results of future clinical trials conducted with the altered materials. Such changes or related unfavorable clinical trial results could delay initiation or completion of additional clinical trials, require the conduct of bridging studies or clinical trials or the repetition of one or more studies or clinical trials, increase development costs, delay or prevent potential regulatory approval, and jeopardize Boundless Bio’s ability to commercialize its ecDTx, if approved, and generate revenue.

If Boundless Bio is required by the FDA or comparable foreign regulatory authority to obtain approval of a companion diagnostic test in connection with approval of Boundless Bio’s ecDTx, and Boundless Bio does not obtain, or face delays in obtaining, FDA or foreign approval of such companion diagnostic, Boundless Bio will not be able to commercialize Boundless Bio’s ecDTx, and Boundless Bio’s ability to generate revenue will be materially impaired.

If the FDA believes that the safe and effective use of Boundless Bio’s ecDTx depends on an in vitro diagnostic, then it may require approval or clearance of that diagnostic as a companion diagnostic at the same time that the FDA approves its ecDTx, if at all. According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared for that indication. If a diagnostic is not commercially available in this situation, Boundless Bio may be required to complete the development of a diagnostic that would be subject to regulatory approval requirements. The process of obtaining or creating such diagnostics is time-consuming and costly.

Companion diagnostics are developed in conjunction with clinical programs for the associated product and are subject to regulation as medical devices by the FDA and comparable foreign regulatory authorities, and the FDA has generally required premarket approval of companion diagnostics for cancer therapies. As such, Boundless Bio expects that if it continues to develop any ecDTx, it may need to obtain approval for any diagnostic Boundless Bio may develop for use with its ecDTx. The approval or clearance of a companion diagnostic as part of the therapeutic product’s further labeling limits the use of the therapeutic product to only those patients who express the specific characteristic that the companion diagnostic was developed to detect.

If the FDA or a comparable foreign regulatory authority requires approval or clearance of a companion diagnostic for its ecDTx, whether before, simultaneously with, or after the ecDTx obtains regulatory approval, Boundless Bio and/or third-party developers may encounter difficulties in developing and obtaining approval or clearance for these companion diagnostics. Any delay or failure by Boundless Bio or third-party developers to develop or obtain regulatory approval or clearance of a companion diagnostic could delay or prevent approval or continued marketing of the relevant ecDTx. Boundless Bio or its third-party developers may also experience delays in developing a sustainable, reproducible, and scalable manufacturing process for the companion diagnostic or in transferring that process to commercial partners or negotiating insurance reimbursement plans, all of which may prevent Boundless Bio from completing any clinical trials or commercializing its ecDTx, if approved, on a timely or profitable basis, if at all. Following its strategic portfolio review in January 2026 and its decision to cease enrollment of the POTENTIATE trial, Boundless Bio will no longer invest in the development of ECHO, which is an ecDNA diagnostic clinical trial assay used in the POTENTIATE trial.

Boundless Bio may attempt to secure approval from the FDA through the use of the accelerated approval pathway if Boundless Bio continues to develop any ecDTx. If Boundless Bio is unable to obtain such approval, Boundless Bio may be required to conduct additional clinical trials beyond those that Boundless Bio contemplates, which could increase the expense of obtaining, and delay the receipt of, necessary regulatory approvals. Even if Boundless Bio receives accelerated approval from the FDA, if its confirmatory trials do not verify clinical benefit, or if Boundless Bio does not comply with rigorous post-marketing requirements, the FDA may seek to withdraw any accelerated approval it had obtained.

If Boundless Bio continues to develop any ecDTx, Boundless Bio may in the future seek an accelerated approval for Boundless Bio’s ecDTx. Under the accelerated approval program, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit.

The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such confirmatory studies fail to confirm the drug’s clinical benefit or are not completed in a timely manner, the FDA may withdraw its approval of the drug on an expedited basis. In addition, the Food and Drug Omnibus Reform Act of 2022, among other things, provided the FDA with statutory authority to mitigate potential risks to patients from continued marketing of ineffective drugs previously granted accelerated approval and additional oversight over confirmatory trials. Under these provisions, the FDA may, among other things, require a sponsor of a product seeking accelerated approval to have a confirmatory trial underway prior to such approval being granted.

Prior to seeking approval for any ecDTx, Boundless Bio intends to seek feedback from the FDA and will otherwise evaluate its ability to seek and receive accelerated approval. There can be no assurance that after its evaluation of the feedback and other factors Boundless Bio will decide to pursue or submit an NDA for accelerated approval or obtain any other form of expedited development, review, or approval. Furthermore, if Boundless Bio decides to submit an application for accelerated approval for its ecDTx, there can be no assurance that such submission or application will be accepted or that any expedited development, review, or approval will be granted on a timely basis, or at all. The FDA could also require Boundless Bio to conduct further studies prior to considering its application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review, or approval for its ecDTx would result in a longer time period to commercialization of such ecDTx, if any, could increase the cost of development of such ecDTx, and could harm its competitive position in the marketplace.

Disruptions at the FDA, the SEC, and other government agencies, including due to government shutdowns, other funding shortages, policy changes, leadership changes, layoffs or significant personnel turnover, or public health concerns, could impede development and potential marketing approval of Boundless Bio’s ecDTx and its ability to raise capital.

Over the last several years, the U.S. government has shut down several times and certain federal regulatory agencies, such as the FDA and SEC, furloughed or laid off employees and halted non-essential operations due to the failure of Congress to pass a new appropriations bill or continuing resolution to temporarily extend funding. Political polarization among lawmakers may lead to a higher frequency and longer duration of government shutdowns in the future. A federal government shutdown or other disruption to ordinary course operations could prevent or delay staff at federal agencies from performing key functions that may adversely affect Boundless Bio’s business, and the more prolonged the disruption, the greater risks it may pose to its business. In addition, considerable uncertainty exists regarding the current U.S. presidential administration’s initiatives and how these might impact federal government agencies, including the FDA, their implementation of laws, regulations, policies, and guidance, and their personnel. Alternatively, state governments may attempt to address or react to changes at the federal level with changes to their own regulatory frameworks in a manner that is adverse to Boundless Bio’s business or operations.

The ability of the FDA to review and approve new product applications or take action with respect to other regulatory matters can be affected by a variety of factors, including funding levels, ability to accept the payment of user fees, ability to hire and retain key personnel, and statutory, regulatory, and policy changes. Government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. For example, the current U.S. presidential administration has issued certain policies and executive orders directed towards reducing, and subsequent reductions have occurred to, the employee headcount and costs associated with U.S. administrative agencies, including the FDA, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA’s ability to conduct routine activities. Disruptions at the FDA may delay meetings and other communications with agency staff necessary to progress development of Boundless Bio’s ecDTx and may slow the time necessary for acceptance, review, and approval of applications to commence clinical studies or to market a new product in the U.S., which could also adversely affect its operating results and financial condition.

In addition, disruptions at the SEC could prevent or delay SEC staff from performing key functions, including, for example, granting acceleration requests for registration statements, declaring registration statements or amendments thereto effective and providing interpretive guidance or no-action letters. If a federal government shutdown halts non-essential SEC operations for an extended period, it may negatively impact Boundless Bio’s ability to raise additional capital through registered offerings of its securities. If a prolonged U.S. government shutdown or other event or condition occurs that prevents or significantly delays the FDA, SEC or other regulatory agencies from hiring and retaining personnel and conducting their regular activities, or if an agency is restructured or experiences significant reduction in funding, leadership changes, or employee turnover, it could significantly impact the ability of these agencies to timely review and process Boundless Bio’s regulatory submissions and may impede its access to additional capital needed to maintain or expand its operations or to complete important acquisitions or other transactions, which could have a material adverse effect on its business.

Risks Related to Boundless Bio’s Reliance on Third Parties

Boundless Bio relies on third parties to conduct Boundless Bio’s clinical trials and preclinical studies. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements, or meet expected deadlines, Boundless Bio’s current or future ecDTx development programs and ability to seek or obtain regulatory approval for or commercialize its ecDTx may be delayed.

Boundless Bio is and will be dependent on third parties to conduct its clinical trials and preclinical studies for development of any ecDTx. Specifically, Boundless Bio has relied on, and will continue to rely on, medical institutions, clinical investigators, CROs, and consultants to conduct its preclinical studies and clinical trials in accordance with its clinical protocols and regulatory requirements. These CROs, investigators, and other third parties play a significant role in the conduct and timing of these trials and subsequent collection and analysis of data. While Boundless Bio has and will have agreements governing the activities of its third-party contractors, Boundless Bio has limited influence over their actual performance. Nevertheless, Boundless Bio is responsible for ensuring that each of Boundless Bio’s clinical trials is conducted in accordance with the applicable protocol and legal, regulatory, and scientific standards and requirements, and Boundless Bio’s reliance on its CROs and other third parties does not relieve Boundless Bio of regulatory responsibilities. In addition, Boundless Bio and its CROs are required to comply with Good Laboratory Practice (“GLP”) requirements for certain preclinical studies, as well as GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for clinical trials of all of its ecDTx. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators, and trial sites. If Boundless Bio or any of its CROs or trial sites fail to comply with applicable GLP or GCP or other requirements, the clinical data generated in Boundless Bio’s preclinical studies or clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require Boundless Bio to perform additional preclinical studies or clinical trials before approving Boundless Bio’s marketing applications, if ever. Further, Boundless Bio’s clinical trials must be conducted with products produced in accordance with cGMP regulations. Failure to comply with these regulations may require Boundless Bio to repeat clinical trials, which would delay the regulatory approval process.

There is no guarantee that any of Boundless Bio’s CROs, investigators, or other third parties will devote adequate time and resources to such trials or studies or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to Boundless Bio’s clinical protocols, or meet regulatory requirements, or otherwise perform in a substandard manner, Boundless Bio’s clinical trials may be extended, delayed, or terminated. In addition, many of the third parties with whom Boundless Bio contracts may also have relationships with other commercial entities, including its competitors, for whom they may also be conducting clinical trials or other development activities that could harm its competitive position.

Boundless Bio’s CROs have the right to terminate their agreements with Boundless Bio in the event of an uncured material breach and under other specified circumstances. If any of Boundless Bio’s relationships with these third parties terminate, Boundless Bio may not be able to enter into arrangements with alternative third parties on commercially reasonable terms, in a timely manner or at all. Switching or adding additional CROs, investigators, and other third parties involves additional cost and requires Boundless Bio’s management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact its ability to meet its desired clinical development timelines. Though Boundless Bio works to carefully manage its relationships with its CROs, investigators and other third parties, there can be no assurance that Boundless Bio will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition, and prospects.

If the Merger is not completed and Boundless Bio continues to develop any ecDTx, Boundless Bio expects to continue to rely on third parties for the manufacture of its ecDTx for clinical and preclinical development and expects to continue to do so for the foreseeable future. This reliance on third parties increases the risk that Boundless Bio will not have sufficient quantities of its ecDTx or products or such quantities at an acceptable cost, which could delay, prevent, or impair, its development or commercialization efforts.

Boundless Bio does not own or operate manufacturing facilities and has no plans to develop its own clinical or commercial-scale manufacturing capabilities. If Boundless Bio continues to develop any ecDTx, Boundless Bio expects to continue to rely on third parties, some of which operate outside of the U.S., for the manufacture of its ecDTx and related raw materials and to package, label, ship, store, and distribute its ecDTx for clinical and preclinical development, and Boundless Bio intends to rely on third parties for such services for its commercial products if any marketing approval is obtained. This reliance on third parties increases the risk that timely availability of clinical trial supplies of its ecDTx, and future products, if any, may be delayed, limited, or interrupted, or that their quality or cost is not satisfactory or acceptable. The facilities used by third-party manufacturers to manufacture its ecDTx must be approved for the manufacture of its ecDTx by the FDA and any comparable foreign regulatory authority pursuant to inspections that will be conducted after Boundless Bio submits an NDA to the FDA or any comparable submission to a foreign regulatory authority. Boundless Bio does not control the manufacturing process of, and is completely dependent on, third-party manufacturers for compliance with cGMP requirements for manufacture of products. If these third-party manufacturers cannot successfully manufacture material that conforms to Boundless Bio’s specifications and the strict regulatory requirements of the FDA or any comparable foreign regulatory authority, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, Boundless Bio has no control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance, and qualified personnel. If the FDA or any comparable foreign regulatory authority does not approve these facilities for the manufacture of its ecDTx or if it withdraws any such approval in the future, Boundless Bio may need to find alternative manufacturing facilities, which would significantly impact its ability to develop, obtain regulatory approval for, or market its ecDTx, if approved. Boundless Bio’s failure, or the failure of Boundless Bio’s third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on Boundless Bio, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of ecDTx or products, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of its ecDTx.

Boundless Bio’s or a third party’s failure to execute on its manufacturing requirements on commercially reasonable terms, in a timely manner and in compliance with cGMP or other regulatory requirements could adversely affect Boundless Bio’s business in a number of ways, including:

•	an inability to initiate or continue clinical trials of its ecDTx;

•	delay in submitting regulatory applications, or receiving regulatory approvals, for its ecDTx;

•	subjecting third-party manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease development or to recall batches of its ecDTx; and

•	in the event of approval to market and commercialize its ecDTx, an inability to meet commercial demands for its ecDTx.

We have relied and may in the future rely on foreign CMOs. Such foreign CMOs may be subject to U.S. legislation, sanctions, trade restrictions, and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to Boundless Bio, delay the procurement or supply of such material, or have an adverse effect on Boundless Bio’s ability to secure significant commitments from governments to purchase its potential therapies. For example, in January 2024, there was congressional activity, including the introduction of the BIOSECURE Act (“H.R. 7085”) in the House of Representatives and a substantially similar Senate bill (“S.3558”). A version of the BIOSECURE Act was passed by the U.S. House of Representatives in September 2024 (“H.R. 8333”), however, the Senate did not approve that legislation. In October 2025, both the U.S. House of Representatives and Senate passed their respective versions of the National Defense Authorization Act of 2026 (“NDAA”), each including an amendment often referred to as “BIOSECURE 2.0.” BIOSECURE 2.0 was reconciled in conference and signed into law on December 18, 2025. BIOSECURE 2.0 establishes federal government contracting, grant, and loan restrictions similar in effect to previously introduced bills. BIOSECURE 2.0 implements a process-based designation system through which biotechnology companies “of concern” are identified based on whether such companies fall within statutorily defined categories, including entities identified on the Department of Defense’s Section 1260H list of “Chinese military companies” and other entities that are subject to the administrative governance structure, direction, control, or jurisdiction of a foreign adversary’s government which pose national security risks based on specified criteria. The prohibitions of BIOSECURE 2.0 will become effective approximately three years after the enactment of BIOSECURE 2.0 (i.e., December 2028). BIOSECURE 2.0 has the potential to severely restrict the ability of U.S. biopharmaceutical companies like Boundless Bio to purchase products or services from, or otherwise collaborate with, certain Chinese biotechnology companies “of concern” without losing the ability to contract with, or otherwise receive funding from, the U.S. government. It is possible some of Boundless Bio’s Chinese CMOs and other Chinese vendors, could be impacted by this legislation.

In addition, Boundless Bio does not have any long-term commitments or supply agreements with its third-party manufacturers. Boundless Bio may be unable to establish any long-term supply agreements with third-party manufacturers or to do so on acceptable terms or at all, which increases the risk of failing to timely obtain sufficient quantities of its ecDTx or such quantities at an acceptable cost. Even if Boundless Bio is able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;

•	breach of the manufacturing agreement by the third party;

•	failure to manufacture Boundless Bio’s product according to its specifications;

•	failure to obtain adequate raw materials and other materials required for manufacturing;

•	failure to manufacture Boundless Bio’s product according to its schedule or at all;

•	failure to successfully scale up manufacturing capacity, if required;

•	misappropriation of Boundless Bio’s proprietary information, including its trade secrets and know-how;

•	obligation to pay tariffs for products or the related raw materials imported from other countries;

•	heightened exposure to supply chain complexities and disruptions; and

•	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for Boundless Bio.

Boundless Bio’s ecDTx and any products that Boundless Bio may develop may compete with other product candidates and products for access to manufacturing facilities.

Any performance failure on the part of Boundless Bio’s existing or future manufacturers could delay clinical development or regulatory approval, and any related remedial measures may be costly or time consuming to implement. Boundless Bio does not currently have arrangements in place for redundant supply or a second source for all required raw materials used in the manufacture of Boundless Bio’s ecDTx. If Boundless Bio’s existing or future third-party manufacturers cannot perform as agreed, Boundless Bio may be required to replace such manufacturers if Boundless Bio continues to develop any ecDTx and Boundless Bio may be unable to replace them on a timely basis or at all.

In addition, Boundless Bio’s current and anticipated future dependence upon others for the manufacture of its ecDTx or products may adversely affect its future profit margins and Boundless Bio’s ability to commercialize any products that receive regulatory approval on a timely and competitive basis.

Boundless Bio’s reliance on third parties requires Boundless Bio to share its trade secrets, which increases the possibility that a competitor or other third party will discover them or that its trade secrets will be misappropriated or disclosed.

Because Boundless Bio will rely on third parties to manufacture its ecDTx and to perform quality testing if Boundless Bio continues to develop an ecDTx, Boundless Bio must, at times, share Boundless Bio’s proprietary technology and confidential information, including trade secrets, with them. Boundless Bio seeks to protect Boundless Bio’s proprietary technology, in part, by entering into confidentiality agreements, and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements, or other similar agreements with Boundless Bio’s collaborators, advisors, employees, and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of third parties to use or disclose its confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by Boundless Bio’s competitors or other third parties, are intentionally or inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that Boundless Bio’s proprietary position is based, in part, on its know-how and trade secrets and despite its efforts to protect its trade secrets, a competitor’s or other third party’s discovery of Boundless Bio’s proprietary technology and confidential information or other unauthorized use or disclosure of such technology or information would impair Boundless Bio’s competitive position and may have a material adverse effect on Boundless Bio’s business, financial condition, results of operations, and prospects.

If the Merger is not completed, Boundless Bio may seek to enter into collaborations, licenses, and other similar arrangements and may not be successful in doing so, and even if Boundless Bio is successful, it may relinquish valuable rights and may not realize the benefits of such relationships.

If the Merger is not completed, Boundless Bio may seek to enter into collaborations, joint ventures, licenses, and other similar arrangements for the development or commercialization of its ecDTx, if approved, due to capital costs required to develop or commercialize the ecDTx or manufacturing constraints. Boundless Bio may not be successful in its efforts to establish or maintain such collaborations for its ecDTx because its research and development pipeline may be insufficient, its ecDTx may be deemed to be at too early of a stage of development for collaborative effort, or third parties may not view its ecDTx as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, Boundless Bio faces significant competition in seeking appropriate strategic partners, and the negotiation process can be time-consuming and complex. Even if Boundless Bio is successful in its efforts to establish such collaborations, the terms that Boundless Bio agrees upon may not be favorable. For example, Boundless Bio may need to relinquish valuable rights to its future revenue streams, research programs, intellectual property, ecDTx or a diagnostic assay, or grant licenses on terms that may not be favorable as part of any such arrangement, and such arrangements may restrict Boundless Bio from entering into additional agreements with other potential collaborators. In addition, if Boundless Bio enter into such collaborations, it will have limited control over the amount and timing of resources that its collaborators will dedicate to the development or commercialization of its ecDTx. Boundless Bio’s ability to generate revenue from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. Boundless Bio cannot be certain that, following a collaboration, license, or strategic transaction, Boundless Bio will achieve an economic benefit that justifies such transaction, and such transaction may not yield additional development or ecDTx for its pipeline. Furthermore, Boundless Bio may not be able to maintain such collaborations if, for example, the development or approval of an ecDTx is delayed, the safety of an ecDTx is questioned, or the sales of an approved ecDTx are unsatisfactory.

In addition, any potential future collaborations may be terminable by Boundless Bio’s strategic partners, and Boundless Bio may not be able to adequately protect its rights under these agreements. Furthermore, strategic partners may negotiate for certain rights to control decisions regarding the development and commercialization of its ecDTx, if approved, and may not conduct those activities in the same manner as Boundless Bio does. Any termination of collaborations Boundless Bio enters into in the future, or any delay in entering into collaborations related to its ecDTx, could delay the development and commercialization of its ecDTx, if approved, and reduce its competitiveness if it reaches the market, which could have a material adverse effect on its business, financial condition, results of operations, and prospects.

Risks Related to Commercialization of Boundless Bio’s ecDTx

Even if Boundless Bio receives regulatory approval for any ecDTx, Boundless Bio will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense.

Any regulatory approvals that Boundless Bio may receive for its ecDTx will require the submission of reports to regulatory authorities, subject Boundless Bio to surveillance to monitor the safety and efficacy of the product, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions, or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS as a condition of approval of Boundless Bio’s ecDTx, which could include requirements for a medication guide, physician communication plans, or additional elements to ensure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools.

In addition, if the FDA or a comparable foreign regulatory authority approves Boundless Bio’s ecDTx, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export, and recordkeeping for its products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCP requirements for any clinical trials that Boundless Bio conducts post-approval. Manufacturers of approved products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. Failure to comply with regulatory requirements or later discovery of previously unknown problems with Boundless Bio’s products, including adverse events of unanticipated severity or frequency, or with Boundless Bio’s third-party manufacturers or manufacturing processes, may result in, among other things:

•	restrictions on the marketing or manufacturing of Boundless Bio’s products, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;

•	restrictions on Boundless Bio’s ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

•	fines, restitutions, disgorgement of profits or revenue, warning letters, untitled letters, adverse publicity requirements, or holds on clinical trials;

•	refusal by the FDA or other regulatory authorities to approve pending applications or supplements to approved applications submitted by Boundless Bio or suspension or revocation of approvals;

•	product seizure or detention, or refusal to permit the import or export of Boundless Bio’s products; and

•	injunctions and the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit Boundless Bio’s ability to commercialize its ecDTx and generate revenue and could require Boundless Bio to expend significant time and resources in response and could generate negative publicity.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be promulgated that could prevent, limit, or delay marketing authorization of any ecDTx. Boundless Bio also cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Boundless Bio is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Boundless Bio is not able to maintain regulatory compliance, Boundless Bio may be subject to enforcement action and Boundless Bio may not achieve or sustain profitability.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as Boundless Bio’s ecDTx, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If Boundless Bio receives regulatory approval for an ecDTx, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If Boundless Bio is found to have promoted such off-label uses, Boundless Bio may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The government has also required companies to enter into consent decrees or imposed permanent injunctions under which specified promotional conduct is changed or curtailed. If Boundless Bio cannot successfully manage the promotion of its ecDTx, if approved, Boundless Bio could become subject to significant liability, which would materially adversely affect its business and financial condition.

The commercial success of any Boundless Bio ecDTx will depend upon the degree of market acceptance of such ecDTx by physicians, patients, healthcare payors, and others in the medical community.

Any Boundless Bio ecDTx may not be commercially successful. Even if any Boundless Bio ecDTx receives regulatory approval, it may not gain market acceptance among physicians, patients, healthcare payors, or the medical community. The commercial success of Boundless Bio’s ecDTx will depend significantly on the broad adoption and use of the resulting product by these individuals and organizations for approved indications. The degree of market acceptance of Boundless Bio’s products will depend on a number of factors, including:

•	demonstration of clinical efficacy and safety, including as compared to any more-established products;

•	the indications for which Boundless Bio’s ecDTx are approved;

•	the limitation of Boundless Bio’s targeted patient population and other limitations or warnings contained in any FDA-approved labeling;

•	acceptance of a new drug for the relevant indication by healthcare providers and their patients;

•	the pricing and cost-effectiveness of Boundless Bio’s products, as well as the cost of treatment with Boundless Bio’s products in relation to alternative treatments and therapies;

•

Boundless Bio’s ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers, and other third-party payors;

•	the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with Boundless Bio’s products in the absence of sufficient third-party coverage and adequate reimbursement;

•	any restrictions on the use of Boundless Bio’s products, and the prevalence and severity of any adverse effects;

•	potential product liability claims;

•	the timing of market introduction of Boundless Bio’s products as well as availability, safety, and efficacy of competitive drugs;

•	the effectiveness of Boundless Bio’s or any potential future collaborators’ sales and marketing strategies; and

•	unfavorable publicity relating to the product.

If any ecDTx is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors, or patients, Boundless Bio may not generate sufficient revenue from that product and may not become or remain profitable. Boundless Bio’s efforts to educate the medical community and third-party payors regarding the benefits of Boundless Bio’s products may require significant resources and may never be successful.

The successful commercialization of Boundless Bio’s ecDTx, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels, and favorable pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for Boundless Bio’s ecDTx could limit its ability to market those products and decrease Boundless Bio’s ability to generate revenue.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers, and other third-party payors are essential for most patients to be able to afford prescription medications such as Boundless Bio’s ecDTx, if approved. If the Merger is not completed and Boundless Bio continues to develop any ecDTx, Boundless Bio’s ability to achieve coverage and adequate levels of reimbursement for its ecDTx by third-party payors will have a material effect on its ability to successfully commercialize its ecDTx. Accordingly, Boundless Bio will need to successfully implement a coverage and reimbursement strategy for any approved ecDTx. Even if Boundless Bio obtains coverage for a given ecDTx by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Reimbursement for drugs by government healthcare programs may be reduced by mandatory discounts or rebates required by such programs. Certain government healthcare programs impose ceiling prices on products of participating manufacturers.

Third-party payors increasingly are challenging prices charged for biopharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider Boundless Bio’s ecDTx as substitutable and offer to reimburse patients only for the less expensive product. Even if Boundless Bio is successful in demonstrating improved efficacy or improved convenience of administration with its ecDTx, pricing of existing drugs may limit the amount Boundless Bio will be able to charge for its ecDTx. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are not adequate to enable Boundless Bio to realize an appropriate return on its investment in ecDTx development. If reimbursement is not available or is available only at inadequate levels, Boundless Bio may not be able to successfully commercialize its ecDTx and may not be able to obtain a satisfactory financial return on ecDTx that Boundless Bio may develop. In addition, in the event that Boundless Bio develops companion diagnostic tests for use with its ecDTx, once approved, such diagnostic tests will require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical product. Similar challenges to obtaining coverage and reimbursement applicable to pharmaceutical products will apply to companion diagnostics tests.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid, play an important role in determining the extent to which new drugs will be covered. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for Boundless Bio’s products.

Obtaining and maintaining reimbursement status is time-consuming, costly, and uncertain. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often time consuming and costly and may require Boundless Bio to provide scientific and clinical support for the use of its ecDTx to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Reimbursement practices are also subject to rules and regulations that may change frequently, and, in some cases, at short notice.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and Boundless Bio believes the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of its ecDTx, if approved in these jurisdictions. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that Boundless Bio is able to charge for its ecDTx. Accordingly, in markets outside the United States, the reimbursement for Boundless Bio’s products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for Boundless Bio’s ecDTx. Boundless Bio expects to experience pricing pressures in connection with the sale of its ecDTx due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. There is increasing downward pressure on healthcare costs in general, and prescription drugs, surgical procedures, and other treatments in particular. As a result, increasingly high barriers are being erected to the entry of new products. See the section titled “Risk Factors — Risks Related to Boundless Bio — Risks Related to Boundless Bio’s Business Operations and Industry — Current and future healthcare reform legislation or regulation may increase the difficulty and cost for Boundless Bio to obtain coverage for and commercialize its ecDTx and may adversely affect the prices it may set” for additional related information.

Boundless Bio faces significant competition from entities that have developed or may develop product candidates for cancer, including companies developing novel treatments and technology platforms. If Boundless Bio’s competitors develop and commercialize their product candidates more rapidly than Boundless Bio does, or their technologies or their product candidates are more effective, safer, or less expensive than Boundless Bio’s ecDTx, Boundless Bio’s business and its ability to develop and successfully commercialize ecDTx may be adversely affected.

The biopharmaceutical industry is characterized by rapid advancing technologies, intense competition, and a strong emphasis on proprietary and novel products and product candidates. Boundless Bio’s competitors have developed, are developing, or may develop products or product candidates competitive with Boundless Bio’s ecDTx. If the Merger is not completed and Boundless Bio continues to develop any ecDTx, any ecDTx that Boundless Bio successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future. Boundless Bio believes that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of indications for which Boundless Bio may attempt to develop ecDTx. In particular, there is intense competition in the oncology field. Boundless Bio’s competitors include larger and better-funded pharmaceutical, biopharmaceutical, biotechnological, and therapeutics companies. Moreover, Boundless Bio may also compete with universities and other research institutions that may be active in oncology research and could be in direct competition with Boundless Bio. Boundless Bio also competes with these organizations to recruit management, scientists, and clinical development personnel, and Boundless Bio’s inability to compete successfully could negatively affect its level of expertise and its ability to execute its business plan. Boundless Bio will also face competition in establishing clinical trial sites, enrolling patients for clinical trials, and identifying and in-licensing intellectual property related to new ecDTx, as well as entering into collaborations, joint ventures, license agreements, and other similar arrangements. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

If Boundless Bio’s ecDTx is approved, it will compete with surgery, radiation, and drug therapy, including chemotherapy, hormone therapy, biologic therapy, such as monoclonal and bispecific antibodies, antibody-drug conjugates, radiopharmaceuticals, immunotherapy, cell-based therapy, and targeted therapy, or a combination of any such methods, either approved or under development, that are intended to treat the same indications that Boundless Bio is targeting or may target, including through approaches that may prove to be more effective, have fewer side effects, be less costly to manufacture, be more convenient to administer, or have other advantages over Boundless Bio’s ecDTx. There are numerous companies developing precision oncology medicines with which Boundless Bio may compete. In addition to competing with other therapies targeting similar indications, there are numerous other companies and academic institutions focused on similar targets as its ecDTx and/or different scientific approaches to treating the same indications. Boundless Bio faces competition from such companies in seeking any future potential collaborations to partner its ecDTx, as well as potentially competing commercially for any approved products.

Many of Boundless Bio’s competitors have significantly greater financial, technical, manufacturing, marketing, sales, and supply resources or experience than Boundless Bio does. If Boundless Bio successfully obtains approval for any ecDTx, Boundless Bio will face competition based on many different factors, including the safety and effectiveness of its products, the ease with which its products can be administered, and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing, and sales capabilities, price, reimbursement coverage, and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, more convenient, less expensive, or marketed and sold more effectively than any products Boundless Bio may develop. Competitive products may make any ecDTx Boundless Bio develops obsolete or noncompetitive before Boundless Bio recovers the expense of developing and commercializing it. If Boundless Bio is unable to compete effectively, its opportunity to generate revenue from the sale of any ecDTx Boundless Bio may develop, if approved, could be adversely affected.

The market opportunities for Boundless Bio’s ecDTx may be limited to patients who are ineligible for or have failed prior treatments and may be small or different from Boundless Bio’s estimates.

Cancer therapies are defined by lines of therapy as well as by treatment-naïve or previously-treated status. Often the initial approval for a new therapy is in later lines and subsequent approval in an earlier line may not be feasible. When cancer is detected early enough, first line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first line therapy, including surgery, radiation therapy, targeted therapy, immunotherapy, chemotherapy, hormone therapy, or a combination of these, proves unsuccessful, second line therapy may be administered. Second line therapies often consist of additional chemotherapy, radiation, antibody drugs, tumor targeted small molecules, or a combination of these. Third line therapies can include antibody and small molecule targeted therapies, more invasive forms of surgery, and new technologies. In markets with approved therapies, there is no guarantee that Boundless Bio’s ecDTx, even if approved, would be approved for second line or first line therapy. This could limit Boundless Bio’s potential market opportunity. In addition, Boundless Bio may have to conduct additional clinical trials prior to gaining approval for second line or first line therapy.

Boundless Bio’s projections of both the number of people who have the cancers Boundless Bio is targeting, as well as the subset of people with these cancers in a position to receive later stage therapy and who have the potential to benefit from treatment with its ecDTx, are based on Boundless Bio’s beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, publicly available clinical molecular reports, patient foundations, or market research, and may prove to be incorrect. Further, new trials or information may change the estimated incidence or prevalence of these cancers. Further, specific to Boundless Bio’s biomarker-driven strategy, data analytics, and information from databases that Boundless Bio relies on for identifying or validating some of its biomarker-target relationships may not accurately reflect potential patient populations or may be based on incorrect methodology. As ecDNA in oncogene amplified cancers is a new and novel approach, this heightens the risk that Boundless Bio’s estimates of the eligible patient population may not be accurate. The number of patients in the United States and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with Boundless Bio’s products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect Boundless Bio’s results of operations and Boundless Bio’s business. Further, even if Boundless Bio obtains significant market share for its ecDTx, because some of Boundless Bio’s potential target populations are very small, it may never achieve profitability despite obtaining such significant market share.

Boundless Bio currently has no marketing and sales organization and have no experience as a company in commercializing products, and Boundless Bio may need to invest significant resources to develop these capabilities. If Boundless Bio is unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell its products, Boundless Bio may not be able to generate product revenue.

Boundless Bio has no internal sales, marketing, or distribution capabilities, nor has Boundless Bio ever commercialized a product. If the Merger is not completed and Boundless Bio’s ecDTx ultimately receives regulatory approval, Boundless Bio must build a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming, or collaborate with third parties that have direct sales forces and established distribution systems, either to augment Boundless Bio’s own sales force and distribution systems or in lieu of Boundless Bio’s own sales force and distribution systems. Boundless Bio has no prior experience as a company with the marketing, sale, or distribution of biopharmaceutical products, and there are significant risks involved in the building and managing of a sales organization, including Boundless Bio’s ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of Boundless Bio’s internal sales, marketing, and distribution capabilities would adversely impact the commercialization of these products. Boundless Bio may not be able to enter into collaborations or hire consultants or external service providers to assist Boundless Bio in sales, marketing, and distribution functions on acceptable financial terms, or at all. In addition, Boundless Bio’s ecDTx revenue and its profitability, if any, may be lower if Boundless Bio relies on third parties for these functions than if it were to market, sell, and distribute any ecDTx that Boundless Bio develops itself. Boundless Bio will likely have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market Boundless Bio’s ecDTx effectively. If Boundless Bio is not successful in commercializing its ecDTx, either on Boundless Bio’s own or through arrangements with one or more third parties, Boundless Bio may not be able to generate any future ecDTx revenue and Boundless Bio would incur significant additional losses.

Boundless Bio’s future growth may depend, in part, on Boundless Bio’s ability to operate in foreign markets, where Boundless Bio would be subject to additional regulatory burdens and other risks and uncertainties.

Boundless Bio’s future growth may depend, in part, on Boundless Bio’s ability to develop and commercialize its ecDTx in foreign markets. Boundless Bio is not permitted to market or promote Boundless Bio’s ecDTx before Boundless Bio receives regulatory approval from applicable regulatory authorities in foreign markets, and Boundless Bio may never receive such regulatory approvals for its ecDTx. To obtain separate regulatory approval in many other countries Boundless Bio must comply with numerous and varying regulatory requirements regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing, and distribution of Boundless Bio’s ecDTx. Approval procedures may be more onerous than those in the United States and may require that Boundless Bio conducts additional preclinical studies or clinical trials. If Boundless Bio obtains regulatory approval of its ecDTx and ultimately commercialize its ecDTx in foreign markets, Boundless Bio would be subject to additional risks and uncertainties, including:

•	different regulatory requirements for approval of drugs in foreign countries;

•	reduced protection for intellectual property rights;

•	the existence of additional third-party patent rights of potential relevance to Boundless Bio’s business;

•	compliance with export control and import laws and regulations and unexpected changes in tariffs, trade barriers, and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	foreign reimbursement, pricing, and insurance regimes;

•	workforce uncertainty in countries where labor unrest is common;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, public health pandemics or epidemics, or natural disasters including earthquakes, typhoons, floods, and fires.

Risks Related to Boundless Bio’s Business Operations and Industry

Boundless Bio’s operating results may fluctuate significantly, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations or any guidance Boundless Bio may provide.

Boundless Bio’s quarterly and annual operating results may fluctuate significantly, which makes it difficult for Boundless Bio to predict its future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of its control, including, but not limited to:

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the timing and cost of, and level of investment in, research, development, regulatory approval, and commercialization activities relating to Boundless Bio’s ecDTx, which may change from time to time, including the need to conduct unanticipated clinical trials or trials that are larger or more complex than anticipated;

•	Boundless Bio’s ability to enroll patients in clinical trials and the timing of enrollment;

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the timing and success or failure of preclinical studies or clinical trials for Boundless Bio’s ecDTx or competing products, or any other change in the competitive landscape of Boundless Bio’s industry, including consolidation among Boundless Bio’s competitors or partners;

•	coverage and reimbursement policies with respect to Boundless Bio’s ecDTx, if approved, and potential future drugs that compete with Boundless Bio’s ecDTx;

•	the cost of manufacturing Boundless Bio’s ecDTx, which may vary depending on the quantity of production and the terms of Boundless Bio’s agreements with third-party manufacturers;

•	expenditures that Boundless Bio may incur to acquire, develop, or commercialize additional ecDTx and technologies;

•	the level of demand for any approved ecDTx, which may vary significantly and be difficult to predict;

•	Boundless Bio’s ability to establish and maintain collaborations, licensing, or other arrangements;

•	potential unforeseen business disruptions that increase Boundless Bio’s costs or expenses;

•	future accounting pronouncements or changes in Boundless Bio’s accounting policies; and

•	the timing and amount of any milestone, royalty, or other payments payable by Boundless Bio or due to Boundless Bio under any collaboration, licensing, or other similar agreement.

The cumulative effects of these factors could result in large fluctuations and unpredictability in Boundless Bio’s quarterly and annual operating results. As a result, comparing Boundless Bio’s operating results on a period-to-period basis may not be meaningful. Investors should not rely on Boundless Bio’s past results as an indication of Boundless Bio’s future performance.

This variability and unpredictability could also result in Boundless Bio’s failing to meet the expectations of industry or financial analysts or investors for any period. If Boundless Bio’s revenue or operating results fall below the expectations of analysts or investors or below any forecasts Boundless Bio may provide to the market, or if the forecasts Boundless Bio provides to the market are below the expectations of analysts or investors, the price of Boundless Bio Common Stock could decline substantially. Such a stock price decline could occur even when Boundless Bio has met any previously publicly stated revenue or earnings guidance Boundless Bio may provide.

Boundless Bio has a relatively small number of employees which may constrain its ability to accomplish its business objectives. If the Merger is not completed, Boundless Bio’s long-term success is dependent on its ability to retain and attract highly qualified management and other clinical and scientific personnel.

As of July 15, 2026, Boundless Bio had 15 employees, all of whom were full-time employees. Due to Boundless Bio’s relatively small workforce, Boundless Bio may experience constraints that impede the achievement of its business objectives. Further, if multiple employees were to become unable to work for a prolonged period, or if they were to resign at roughly the same time, Boundless Bio’s ability to effectively manage and operate its business could become significantly impaired.

If the Merger is not completed, Boundless Bio’s long-term success depends in part on its ability to attract, recruit, retain, manage, and motivate highly qualified management, clinical, and scientific personnel, and Boundless Bio faces significant competition for experienced personnel. Boundless Bio is highly dependent upon its senior management and other members of Boundless Bio’s management team. The loss of services of any of these individuals could delay or prevent the successful development of Boundless Bio’s product pipeline, initiation or completion of any clinical trials and preclinical studies, regulatory approvals, or the commercialization of its ecDTx. Although Boundless Bio has executed employment agreements or offer letters with each member of its senior management team, these agreements are terminable at will with or without notice and, therefore, Boundless Bio may not be able to retain their services as expected. For example, in connection with the Merger, the employment of Boundless Bio’s President and Chief Executive Officer terminated in July 2026 and the employment of Boundless Bio’s Chief Business Officer previously terminated in January 2025. Boundless Bio does not currently maintain “key person” life insurance on the lives of its executives or any of its employees. This lack of insurance means that Boundless Bio may not have adequate compensation for the loss of the services of these individuals.

In addition, employment candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of Boundless Bio’s stock awards decline, either due to the trading price of its stock or for other reasons, it may harm Boundless Bio’s ability to recruit and retain highly skilled employees. Boundless Bio’s ability to retain highly skilled employees may be negatively impacted by any significant appreciation or depreciation in its stock price relative to the exercise price of outstanding stock options.

In the future, if the Merger is not completed and Boundless Bio continues to develop any ecDTx, Boundless Bio will need to expand and effectively manage its managerial, operational, financial, and other resources in order to successfully pursue any clinical development and commercialization efforts. Boundless Bio may not be successful in maintaining its unique company culture and continuing to attract or retain qualified management, clinical, and scientific personnel in the future due to the intense competition for qualified personnel among biopharmaceutical, biotechnology, and other businesses. If Boundless Bio is not able to attract, integrate, retain, and motivate necessary personnel to accomplish its business objectives, Boundless Bio may experience constraints that will significantly impede the achievement of its development objectives, its ability to raise additional capital, and its ability to implement its business strategy.

Boundless Bio may encounter difficulties in managing its growth and expanding its operations successfully.

If Boundless Bio continues to develop an ecDTx, Boundless Bio will need to expand its financial, development, regulatory, manufacturing, information technology, marketing, and sales capabilities or contract with third parties to provide these capabilities for Boundless Bio. If Boundless Bio’s operations expand, Boundless Bio expects that it will need to manage additional relationships with various strategic partners, suppliers, and other third parties, and it may not be successful in doing so. Boundless Bio’s future financial performance and its ability to develop and commercialize its ecDTx and to compete effectively will depend, in part, on its ability to manage any future growth effectively.

Boundless Bio is subject to various U.S. federal, state, and foreign healthcare laws and regulations, which could increase compliance costs, and Boundless Bio’s failure to comply with these laws and regulations could harm its reputation, subject Boundless Bio to significant fines and liability, or otherwise adversely affect its business.

Boundless Bio’s business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers expose Boundless Bio to broadly applicable foreign, federal, and state fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which Boundless Bio conducts its operations, including how Boundless Bio researches, markets, sells, and distributes any products for which Boundless Bio obtains regulatory approval. Such laws include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, in return for, either the referral of an individual or the purchase, lease, or order, or arranging for or recommending the purchase, lease, or order of any good, facility, item, or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;

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the federal false claims laws, including the civil False Claims Act (“FCA”), prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government claims for payment or approval that are false or fraudulent; knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim; or knowingly making or causing to be made a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. The government can bring claims directly or through a civil whistleblower or qui tam action, and potential liability includes mandatory treble damages and significant per-claim penalties. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Pharmaceutical and other healthcare companies have been, and continue to be, prosecuted under these laws, among other things, for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product and for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, off-label, and thus generally non-reimbursable uses. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items, or services. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and their respective implementing regulations, which impose privacy, security, and breach reporting obligations with respect to individually identifiable health information upon covered entities, including certain healthcare providers, health plans, and healthcare clearinghouses, and their respective business associates and covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. Similar to the federal Anti-Kickback Statute and federal false claims laws, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services (“CMS”), information related to payments and other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiology assistants, and certified nurse-midwives), and teaching hospitals and other healthcare providers, as well as ownership and investment interests held by such healthcare professionals and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; some state laws require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; some state laws that require biopharmaceutical companies to report information on the pricing of certain drug products; and some state and local laws that require the registration or pharmaceutical sales representatives.

Efforts to ensure that Boundless Bio’s current and future business arrangements with third parties will comply with applicable healthcare and privacy laws and regulations will involve ongoing substantial costs. It is possible that governmental authorities will conclude that Boundless Bio’s business practices, including certain consulting agreements and advisory board agreements Boundless Bio has entered into with physicians who are paid, in part, in the form of stock or stock options, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of Boundless Bio’s current or future practices might be challenged under one or more of these laws. If Boundless Bio’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to Boundless Bio, Boundless Bio may be subject to significant penalties, including civil, criminal, and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government-funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of Boundless Bio’s operations. Defending against any such actions can be costly and time-consuming and may require significant financial and personnel resources. Therefore, even if Boundless Bio is successful in defending against any such actions that may be brought against Boundless Bio, its business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom Boundless Bio expects to do business are found not to be in compliance with applicable laws or regulations, they may be subject to significant criminal, civil, or administrative sanctions, including exclusions from government-funded healthcare programs.

Current and future healthcare reform legislation or regulation may increase the difficulty and cost for Boundless Bio to obtain coverage for and commercialize any ecDTx and may adversely affect the prices Boundless Bio may set.

In the United States and some foreign jurisdictions, there have been, and Boundless Bio expects there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures, that may reduce or limit coverage and reimbursement for newly approved drugs and affect Boundless Bio’s ability to profitably sell any ecDTx for which Boundless Bio obtains regulatory approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Affordable Care Act (“ACA”) was enacted in the United States and substantially changed the way healthcare is financed by both the government and private insurers. The ACA contains provisions that may reduce the profitability of drug products. Among other things, the ACA established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; extended manufacturers’ Medicaid rebate liability to covered outpatient drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expanded eligibility criteria for Medicaid programs; expanded the entities eligible for discounts under the 340B drug pricing program; and increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program. Since its enactment, there have been executive, judicial, and Congressional challenges to certain aspects of the ACA. In June 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. The current U.S. presidential administration has made several changes to how the ACA is implemented. For example, in January 2025,

President Trump issued Executive Order 14148, which revoked Executive Order 14009 issued by President Biden in January 2021, that had initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. It is possible that the ACA will be subject to further judicial or Congressional challenges in the future. It is unclear what healthcare reform measures will be implemented by the current presidential administration going forward, but further changes are anticipated.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In July 2025, the annual reconciliation bill, the “One Big Beautiful Bill Act” (“OBBBA”), was signed into law which is expected to reduce Medicaid spending and enrollment by shortening the open enrollment period, disqualifying Deferred Action for Childhood Arrivals (“DACA”) recipients, implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. OBBBA also narrows access to ACA marketplace exchange enrollment and declined to extend the ACA’s enhanced advanced premium tax credits, which expired in 2025, and these changes, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. Additionally, under the sequestration required by the Budget Control Act of 2011, beginning April 1, 2013, Medicare payments to providers were reduced, which will remain in effect through 2032 unless additional Congressional action is taken. Enacted in January 2013, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, enacted in March 2021, the American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries, presidential executive orders and proposed and enacted federal and state legislation and regulations designed to, among other things, reduce the cost of prescription drugs under Medicare, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient assistance programs, and reform government program reimbursement methodologies for products. Most significantly, in August 2022, the Inflation Reduction Act of 2022 (“IRA”) was enacted. This statute marks the most significant action by Congress with respect to the pharmaceutical industry since adoption of the ACA in 2010. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare to establish a “maximum fair price” for a fixed number of pharmaceutical and biological products covered under Medicare Parts B and D; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); redesigns the Medicare Part D benefit (beginning in 2024); and replaces the Part D coverage gap discount program with a new manufacturer discounting program (which began in 2025). CMS published the negotiated maximum prices for the initial ten drugs that were subject to the IRA’s negotiation process, which are effective in 2026, and published the negotiated maximum prices for the subsequent 15 drugs to be effective in 2027. The IRA permits the Secretary of the Department of Health and Human Services (“HHS”) to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented, although the Medicare drug price negotiation program is currently subject to legal challenges. In December 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights, which, under the Bayh-Dole Act, gives the federal government authority to “march in” and grant compulsory patent licenses to third parties in some circumstances. Under the draft guidance, march-in rights include the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. The impact of the IRA on the pharmaceutical industry cannot yet be fully determined but is likely to be significant. Further, there is uncertainty surrounding this program with the current U.S. presidential administration, especially in light of the administration’s budget cuts which impact an agency’s ability to regulate through guidance. Further, it is unclear how the new leadership of HHS, CMS, etc. will approach the issue of drug pricing. Additional drug pricing proposals could appear in future legislation.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure, drug price reporting, and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states, while some states are also seeking to implement general, across-the-board price caps for pharmaceuticals, or are seeking to regulate drug distribution. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm Boundless Bio’s business, results of operations, financial condition, and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for Boundless Bio’s ecDTx, if approved, or put pressure on Boundless Bio’s product pricing, which could negatively affect Boundless Bio’s business, results of operations, financial condition, and prospects.

The future course of federal or state healthcare legislation and regulation in the U.S. directed at broadening the availability of healthcare and containing or lowering the cost of healthcare, is subject to considerable uncertainty. The current presidential administration is pursuing policies to reduce regulations and expenditures across the federal government, including at HHS, the FDA, the CMS, and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for the pharmaceutical industry and Boundless Bio’s business. These actions and proposals include, for example, (a) reducing agency workforce and cutting programs; (b) rescinding a prior presidential administration’s executive order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending; (c) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing most-favored-nation pricing for pharmaceutical products; (d) imposing tariffs of imported pharmaceutical products; and (e) directing certain federal agencies to enforce existing law regarding hospital and price plan price transparency and by standardizing prices across hospitals and health plans. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, or Loper Bright, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to Boundless Bio’s operations, including those issued by the FDA. The U.S. Congress may introduce and ultimately pass healthcare related legislation that could, among others, impact the drug approval process and make changes to modify the Medicare Drug Price Negotiation Program created under the IRA.

If the Merger is not completed and Boundless Bio continues to develop any ecDTx, Boundless Bio expects that these existing laws and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies, and additional downward pressure on the price that Boundless Bio receives for any approved product. In addition, Boundless Bio expects to experience pricing pressures in connection with the sale of Boundless Bio’s product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Boundless Bio from being able to generate revenue, attain profitability, or commercialize its ecDTx, if approved.

If product liability lawsuits are brought against Boundless Bio, it may incur substantial liabilities and may be required to limit, delay, or cease commercialization of any ecDTx.

Boundless Bio faces an inherent risk of product liability as a result of any clinical trials of Boundless Bio’s ecDTx and will face an even greater risk if Boundless Bio commercializes any ecDTx, if approved. For example,

Boundless Bio may be sued if any ecDTx allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing, or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the ecDTx, negligence, strict liability, and a breach of warranties. Claims may be brought against Boundless Bio by clinical trial participants, patients or others using, administering, or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts.

If Boundless Bio cannot successfully defend itself against product liability claims, Boundless Bio may incur substantial liabilities or be required to limit, delay, or cease the commercialization of its products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for Boundless Bio’s ecDTx;

•	injury to Boundless Bio’s reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of Boundless Bio’s management’s time and Boundless Bio’s resources;

•	substantial monetary awards to trial participants or product recipients;

•	product recalls or withdrawals, and labeling, marketing, or promotional restrictions;

•	significant negative financial impact;

•	the inability to commercialize Boundless Bio’s ecDTx; and

•	a decline in Boundless Bio’s stock price.

Boundless Bio currently holds approximately $10.0 million in product liability insurance coverage in the aggregate. Boundless Bio may need to increase its insurance coverage if Boundless Bio continues to develop any ecDTx and Boundless Bio expands its clinical trials or if Boundless Bio commences commercialization of its ecDTx. Insurance coverage is increasingly expensive. Boundless Bio’s inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of Boundless Bio’s ecDTx. Although Boundless Bio will maintain such insurance, any claim that may be brought against it could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by its insurance or that is in excess of the limits of Boundless Bio’s insurance coverage. Boundless Bio’s insurance policies will also have various exclusions, and Boundless Bio may be subject to a product liability claim for which it has no coverage. Boundless Bio may have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and Boundless Bio may not have, or be able to obtain, sufficient capital to pay such amounts.

Boundless Bio’s insurance policies are expensive and protect Boundless Bio from only some business risks, which will leave Boundless Bio exposed to significant uninsured liabilities.

Boundless Bio does not carry insurance for all categories of risk that Boundless Bio’s business may encounter. Some of the policies Boundless Bio currently maintains include property, general liability, employee benefits liability, business automobile, workers’ compensation, products/clinical trial liability, cyber liability, clinical trials, and directors’ and officers’, and employment practices insurance. Boundless Bio does not know, however, if Boundless Bio will be able to maintain insurance with adequate levels of coverage. No assurance can be given that an insurance carrier will not seek to cancel or deny coverage after a claim has occurred. Any significant uninsured liability may require Boundless Bio to pay substantial amounts, which would adversely affect Boundless Bio’s financial position and results of operations.

Boundless Bio and its service providers may be subject to a variety of data protection, privacy, and security obligations, including laws, regulations, standards, and contractual provisions, which could increase compliance costs, and Boundless Bio’s actual or perceived failure to comply with such laws and obligations could subject Boundless Bio to potentially significant liability, fines, or penalties and otherwise harm its business.

Boundless Bio and its service providers may maintain a large quantity of sensitive information, including confidential business and patient health information, in connection with any clinical trials, and are subject to laws and regulations governing the privacy and security of such information. The global data protection landscape is rapidly evolving, and Boundless Bio and its service providers may be affected by or subject to existing, amended, or new laws and regulations in the future, including as its operations continue to expand or if Boundless Bio operates in foreign jurisdictions. These laws and regulations may be subject to differing interpretations, thus creating potentially complex compliance issues for Boundless Bio and its service providers, strategic partners, and future customers. The cost of compliance with these laws, regulations, and standards is high and is likely to increase in the future. Any failure or perceived failure by Boundless Bio to comply with federal, state, or foreign laws or regulations, its internal policies and procedures or its contracts governing Boundless Bio’s processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties, and damage to Boundless Bio’s reputation, any of which could have a material adverse effect on Boundless Bio’s business, financial condition, results of operations, and prospects.

If Boundless Bio continues to develop any ecDTx and Boundless Bio’s operations and business grow, Boundless Bio may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the United States, numerous federal and state laws and regulations, including health information privacy laws, data breach notification laws, and consumer protection laws, that govern the collection, use, storage, transfer, disclosure, protection, and other processing of health-related and other personal information could apply to Boundless Bio’s operations or the operations of Boundless Bio’s collaborators and third-party providers. In addition, Boundless Bio may obtain health information from third parties (including research institutions from which Boundless Bio obtains clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by HITECH. Consequently, depending on the facts and circumstances, Boundless Bio could be subject to significant penalties if Boundless Bio knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information.

In addition, certain state laws govern the privacy and security of health-related and other personal information, many of which may differ from each other and from HIPAA, thus, complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. By way of example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”), requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. Additional compliance investment and potential business process changes may be required. Similar laws have been passed in other states and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. In the event that Boundless Bio is subject to or affected by HIPAA, the CCPA, or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect Boundless Bio’s financial condition.

In addition to the state comprehensive data privacy laws, recent years have brought substantial changes to the federal and state treatment of non-HIPAA consumer health information. The Federal Trade Commission (“FTC”) and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination, and security practices that appear to be unfair or deceptive. The FTC brought three enforcement actions in 2023 against a range of companies that handle electronic health information relating to collection and disclosure of non-HIPAA covered consumer health information under Section 5 of the FTC Act, two of which included allegations made under the FTC’s Health Breach Notification Rule (“HBNR”). The FTC’s focus on health information continued in 2024 with changes to the HBNR that clarified its scope and emphasized applicability to non-HIPAA healthcare providers as well as three additional enforcement actions against companies for their use of health information for advertising purposes. At the state level, Washington and Nevada have adopted significant new legislation addressing businesses treatment of consumer health information, and Connecticut added more stringent protections for health information to its existing comprehensive state privacy law. In both Washington’s and Nevada’s laws, there are restrictive provisions limiting collection and disclosure of consumer health information, and Washington’s law provides a separate private right of action for violations.

There are also privacy laws in other countries that may impact Boundless Bio’s operations, now or in the future. For example, in Europe, the General Data Protection Regulation (“GDPR”) went into effect in May 2018, and imposes stringent requirements regarding the collection, use, disclosure, storage, transfer, or other processing of personal data of individuals within the European Economic Area (“EEA”). Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenue of the noncompliant company, whichever is greater. The GDPR also confers a private right of action in some circumstances on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease or change Boundless Bio’s data processing activities, enforcement notices, assessment notices (for a compulsory audit), and/or civil claims (including class actions).

Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. Case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses-a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On July 10, 2023, the European Commission adopted its Adequacy Decision in relation to the new EU-US Data Privacy Framework (“DPF”), rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. Boundless Bio expects the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, Boundless Bio expects the DPF Adequacy Decision to be challenged, and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As a result, Boundless Bio may have to make certain operational changes and Boundless Bio will have to implement revised standard contractual clauses and other relevant documentation for existing data transfers within required time frames.

Further, following the withdrawal of the United Kingdom from the European Union and the end of the transition period, from January 1, 2021, companies could also be subject to the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”). The UK GDPR mirrors the fines under the GDPR and has the ability to fine up to the greater of €20 million/£17 million or 4% of global turnover. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a data transfer mechanism from the UK to U.S. entities self-certified under the DPF. If Boundless Bio expands into other foreign countries and jurisdictions, Boundless Bio may be subject to additional laws and regulations that may affect how Boundless Bio conducts business.

Compliance with U.S. and international data protection laws and regulations could require Boundless Bio to take on more onerous obligations in its contracts, restrict its ability to collect, store, use, transfer, disclose, and otherwise process data, update its data privacy and security policies and procedures, or in some cases, impact its ability to operate in certain jurisdictions. Failure or perceived failure by Boundless Bio or its collaborators and its service providers to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect Boundless Bio’s operating results and business. Moreover, clinical trial subjects about whom Boundless Bio or its potential collaborators obtain information, as well as the providers who share this information with Boundless Bio, may contractually limit Boundless Bio’s ability to use and disclose such information. Claims that Boundless Bio has violated individuals’ privacy rights, failed to comply with data protection laws, or breached its contractual obligations, even if Boundless Bio is not found liable, could be expensive and time consuming to defend, could result in adverse publicity, and adversely affect Boundless Bio’s business, financial condition, results of operations, and prospects.

Boundless Bio’s information technology systems, or those of any of Boundless Bio’s service providers, may fail or suffer security incidents and other disruptions, which could result in a material disruption of its ecDTx development programs if Boundless Bio continues to develop any ecDTx, compromise sensitive information related to Boundless Bio’s business, or prevent Boundless Bio from accessing critical information, potentially exposing Boundless Bio to liability, or otherwise adversely affecting Boundless Bio’s business.

In the ordinary course of business, Boundless Bio collects, stores, and transmits confidential information including but not limited to intellectual property, clinical trial data, proprietary and confidential business information, and personal information of Boundless Bio’s employees and contractors (collectively, “Confidential Information”). Boundless Bio’s information technology systems and those of Boundless Bio’s third-party service providers, strategic partners, and other contractors or consultants are vulnerable to attack, damage, and interruption from computer viruses and malware (e.g. ransomware), malicious code, misconfigurations, “bugs” or other vulnerabilities, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, cyberattacks, phishing attacks and other social engineering schemes, employee theft or misuse, human error, fraud, denial or degradation of service attacks, and sophisticated nation-state and nation-state-supported actors. In addition, attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication, and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, Boundless Bio may be unable to anticipate these techniques or implement adequate preventative measures. Boundless Bio may also experience security incidents that may remain undetected for an extended period. Even if identified, Boundless Bio may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. There can also be no assurance that Boundless Bio’s and its third-party service providers’, strategic partners’, contractors’, or consultants’ cybersecurity risk management program and processes, including policies, controls, or procedures, will be fully implemented, complied with or effective in protecting Boundless Bio’s systems, networks, and Confidential Information.

Boundless Bio and certain of Boundless Bio’s service providers are from time to time subject to cyberattacks and security incidents. If any such event, whether actual or perceived, were to occur, it could impact Boundless Bio’s reputation and/or operations, cause Boundless Bio to incur significant costs, including legal expenses, harm customer confidence, hurt Boundless Bio’s expansion into new markets, cause Boundless Bio to incur remediation costs, or cause Boundless Bio to lose existing customers. For example, any loss of clinical trial data from clinical trials could result in delays in Boundless Bio’s regulatory approval efforts and significantly increase Boundless Bio’s costs to recover or reproduce the data. Boundless Bio also relies on a third party to manufacture its ecDTx, and similar events relating to their computer systems could also have a material adverse effect on Boundless Bio’s business. To the extent that any actual or perceived disruption or security incident affects Boundless Bio’s systems (or those of its third-party collaborators, service providers, contractors or consultants) or were to result in a loss of or accidental, unlawful, or unauthorized access to, use of, release of, or other processing of Confidential Information, Boundless Bio could incur liability, the further development and commercialization of its ecDTx could be delayed, and Boundless Bio could be subject to significant fines, penalties or liabilities for any noncompliance to certain privacy and security laws.

Boundless Bio has also outsourced elements of its information technology infrastructure, and as a result a number of third-party vendors may or could have access to Boundless Bio’s Confidential Information. If Boundless Bio’s third-party vendors fail to protect their information technology systems and Boundless Bio’s Confidential Information, Boundless Bio may be vulnerable to disruptions in service and unauthorized access to its Confidential Information and Boundless Bio could incur liability and reputational damage. If the information technology systems of Boundless Bio’s third-party vendors and other contractors and consultants become subject to disruptions or security breaches, Boundless Bio may have insufficient recourse against such third parties and Boundless Bio may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Some of the federal, state, and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular categories of personally identifiable information, which could result from incidents experienced by Boundless Bio or by Boundless Bio’s vendors, contractors, or organizations with which Boundless Bio has formed strategic relationships. Any adverse impact to the availability, integrity, or confidentiality of Boundless Bio’s or third-party systems or Confidential Information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines, and penalties. Boundless Bio’s contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in Boundless Bio’s contracts are sufficient to protect Boundless Bio from liabilities, damages, or claims related to Boundless Bio’s data privacy and security obligations. Although Boundless Bio currently holds cybersecurity insurance, the costs related to significant security breaches or disruptions could be material and cause Boundless Bio to incur significant expenses.

Boundless Bio’s business is subject to risks arising from pandemic and epidemic diseases.

The COVID-19 worldwide pandemic presented substantial public health and economic challenges and affected Boundless Bio’s employees, patients, physicians and other healthcare providers, communities, and business operations, as well as the U.S. and global economies and financial markets. If Boundless Bio continues to develop any ecDTx, any future pandemic or epidemic disease outbreaks could disrupt the supply chain and the manufacture or shipment of drug substances and finished drug products for Boundless Bio’s ecDTx for use in its clinical trials and research and preclinical studies and, delay, limit or prevent its employees and CROs from continuing research and development activities, impede its clinical trial initiation and recruitment and the ability of patients to continue in clinical trials, alter the results of the clinical trial based on participants contracting the disease or otherwise increasing the number of observed adverse events, impede testing, monitoring, data collection and analysis and other related activities, any of which could delay Boundless Bio’s preclinical studies and clinical trials and increase Boundless Bio’s development costs, and have a material adverse effect on Boundless Bio’s business, financial condition, and results of operations. Any future pandemic or epidemic disease outbreak could also potentially further affect the business of the FDA, the European Medicines Agency (“EMA”), or other regulatory authorities, which could result in delays in meetings related to any of Boundless Bio’s clinical trials, as well have an adverse impact on global economic conditions, which could have an adverse effect on Boundless Bio’s business and financial condition, including impairing its ability to raise capital when needed.

Boundless Bio’s business could be affected by litigation, government investigations, and enforcement actions.

Boundless Bio operates in a number of jurisdictions in a highly regulated industry, and Boundless Bio could be subject to litigation, government investigation, and enforcement actions on a variety of matters in the United States or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, employment, and other claims and legal proceedings that may arise from conducting Boundless Bio’s business. Any determination that Boundless Bio’s operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief, and/or other sanctions against Boundless Bio, and remediation of any such findings could have an adverse effect on Boundless Bio’s business operations.

Legal proceedings, government investigations, and enforcement actions can be expensive and time-consuming. An adverse outcome resulting from any such proceedings, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage, and modifications of Boundless Bio’s business practices, which could have a material adverse effect on Boundless Bio’s business and results of operations. Even if such a proceeding, investigation, or enforcement action is ultimately decided in Boundless Bio’s favor, the investigation and defense thereof could require substantial financial and management resources.

Boundless Bio’s employees and independent contractors, including principal investigators, CROs, consultants, and vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Boundless Bio is exposed to the risk that Boundless Bio’s employees and independent contractors, including principal investigators, CROs, consultants, and vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless, and/or negligent conduct or disclosure of unauthorized activities to Boundless Bio that violate: (i) the laws and regulations of the FDA and other similar regulatory requirements, including those laws that require the reporting of true, complete, and accurate information to such authorities, (ii) manufacturing standards, including cGMP requirements, (iii) federal and state data privacy, security, fraud, and abuse and other healthcare laws and regulations in the United States and abroad (iv) laws that require the true, complete, and accurate reporting of financial information or data, or (v) laws that prohibit insider trading. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in Boundless Bio’s preclinical studies or clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to Boundless Bio’s reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Boundless Bio takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Boundless Bio from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, Boundless Bio is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Boundless Bio, and it is not successful in defending itself or asserting Boundless Bio’s rights, those actions could have a significant impact on Boundless Bio’s business and financial results, including, without limitation, the imposition of significant civil, criminal, and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if Boundless Bio becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of Boundless Bio’s operations, any of which could adversely affect Boundless Bio’s ability to operate Boundless Bio’s business and Boundless Bio’s results of operations.

If the Merger is not completed, Boundless Bio may engage in strategic transactions that could impact Boundless Bio’s liquidity, increase Boundless Bio’s expenses, and present significant distractions to Boundless Bio’s management.

If the Merger is not completed, from time to time, Boundless Bio may consider strategic transactions, such as acquisitions of companies, asset purchases, and out-licensing or in-licensing of intellectual property, products, or technologies. Additional potential transactions that Boundless Bio may consider in the future if the Merger is not completed include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations, and investments. Any future transactions could increase Boundless Bio’s near and long-term expenditures, result in potentially dilutive issuances of its equity securities, including Boundless Bio Common Stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect Boundless Bio’s financial condition, liquidity, and results of operations. Future acquisitions may also require Boundless Bio to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of Boundless Bio’s management. In addition, the integration of any business that Boundless Bio may acquire in the future may disrupt Boundless Bio’s existing business and may be a complex, risky, and costly endeavor for which Boundless Bio may never realize the full benefits. Furthermore, Boundless Bio may experience losses related to investments in other companies, including as a result of failure to realize expected benefits or the materialization of unexpected liabilities or risks, which could have a material negative effect on Boundless Bio’s results of operations and financial condition. Accordingly, although there can be no assurance that Boundless Bio will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that Boundless Bio does complete could have a material adverse effect on Boundless Bio’s business, results of operations, financial condition, and prospects.

Boundless Bio’s ability to use net operating loss carryforwards and other tax attributes may be limited.

Boundless Bio has incurred substantial losses during Boundless Bio’s history, does not expect to become profitable in the near future, and may never achieve profitability. To the extent that Boundless Bio continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any (subject to limitations), until such unused losses expire (if at all). As of December 31, 2025, Boundless Bio had net operating loss (“NOL”) carryforwards of approximately $161.4 million for federal income tax purposes and $231.3 million for state income tax purposes, which may be available to offset Boundless Bio’s future taxable income, if any. Boundless Bio’s federal NOL carryforwards will not expire but may generally be used to offset only 80% of taxable income, which may require Boundless Bio to pay federal income taxes in future years despite having additional federal NOL carryforwards to utilize. Boundless Bio’s state NOL carryforwards begin to expire in various amounts in 2038. As of December 31, 2025, Boundless Bio had federal and state research and development tax credit carryforwards of approximately $9.3 million and $5.9 million, respectively. Boundless Bio’s NOL carryforwards and other tax attributes are subject to review and possible adjustment by the Internal Revenue Service (“IRS”) and state tax authorities.

In addition, under Section 382 of the Code, Boundless Bio’s federal NOL carryforwards may be or become subject to an annual limitation in the event Boundless Bio has had or has in the future an “ownership change.” For these purposes, an “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. Boundless Bio has not determined the amount of the cumulative change in Boundless Bio’s ownership resulting from Boundless Bio’s IPO, the Merger or other transactions, or any resulting limitations on Boundless Bio’s ability to utilize Boundless Bio’s NOL carryforwards and other tax attributes. However, Boundless Bio believes that its ability to utilize Boundless Bio’s NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with Boundless Bio’s IPO or the Merger. If Boundless Bio earns taxable income, such limitations could result in increased future income tax liability to Boundless Bio, and its future cash flows could be adversely affected. Boundless Bio has recorded a full valuation allowance related to Boundless Bio’s NOL carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Inflation could adversely affect Boundless Bio’s business and results of operation.

While inflation in the United States has been relatively low in recent years, the economy in the United States encountered a material level of inflation since 2021. Although inflation eased somewhat in 2024, it has raised Boundless Bio’s costs for commodities, labor, materials, and services and other costs required to grow and operate its business, and failure to secure these on reasonable terms may adversely impact Boundless Bio’s financial condition. Additionally, increases in inflation, along with public health concerns, geopolitical developments, and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty, and uncertainty about the interest rate environment, which may make it more difficult, costly, or dilutive for Boundless Bio to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on Boundless Bio’s financial condition and results of operations.

Risks Related to Boundless Bio’s Intellectual Property

If Boundless Bio is unable to obtain, maintain, defend, and enforce patent or other intellectual property protection for its ecDTx, diagnostic, or technology, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad, Boundless Bio’s competitors or other third parties could develop and commercialize products similar or identical to Boundless Bio’s, and Boundless Bio’s ability to successfully commercialize any ecDTx may be adversely affected.

Boundless Bio relies upon a combination of patent, trade secret, and trademark protection for its ecDTx, its diagnostic, and proprietary technologies to prevent third parties from exploiting its achievements, thus eroding Boundless Bio’s competitive position in its market. These legal measures afford only limited protection, and competitors or others may gain access to or use Boundless Bio’s intellectual property and proprietary information. Boundless Bio’s success depends in large part on its ability to obtain, maintain, expand, enforce, and defend the scope of Boundless Bio’s intellectual property protection in the United States and other countries with respect to its ecDTx, its diagnostic, and other proprietary technologies Boundless Bio may develop. Boundless Bio generally seeks to protect its proprietary position, in part, by filing patent applications in the United States and abroad relating to its ecDTx and diagnostics, manufacturing processes, and methods of use. Boundless Bio may also seek to protect its proprietary position by acquiring or in-licensing relevant issued patents or pending patent applications from third parties. If Boundless Bio is unable to obtain, maintain, expand, enforce, and defend the scope of its intellectual property protection, Boundless Bio’s business, financial condition, results of operations, and prospects could be materially harmed.

Changes in either the patent laws or their interpretation in the United States and other jurisdictions may diminish Boundless Bio’s ability to protect its intellectual property, obtain, maintain, expand, enforce, and defend Boundless Bio’s intellectual property rights and, more generally, could affect the value of Boundless Bio’s intellectual property or narrow the scope of its protection. Boundless Bio cannot predict whether the patent applications Boundless Bio currently or may in the future pursue or may in-license will issue as patents in any particular jurisdiction, whether the claims of any issued patents will provide sufficient protection against competitors or other third parties, or if these patents are challenged by Boundless Bio’s competitors, whether the patents will be found to be invalid, unenforceable, or not infringed.

The patent prosecution process is expensive, time-consuming, and complex, and Boundless Bio may not be able to file, prosecute, maintain, enforce, defend, or license all necessary or desirable patent applications or patents at a reasonable cost or in a timely manner or in all jurisdictions. If Boundless Bio is unable to adequately fund its patent prosecution and maintenance, or if the costs of defending its patents against third-party challenges become prohibitive, Boundless Bio’s competitive position could be weakened. Additionally, recent reforms and changes at government agencies of the United States and those of non-U.S. jurisdictions could increase the uncertainties and costs surrounding the prosecution or maintenance of Boundless Bio’s patent applications, and the maintenance, enforcement, or defense of Boundless Bio’s issued patents. For example, the ability of the U.S. Patent and Trademark Office (“USPTO”) and other applicable patent authorities to properly administer their functions is highly dependent on the levels of funding available to the agency and their ability to retain key personnel and fill key leadership appointments, among various factors. Termination of employees or delays in replacing or hiring for key positions could significantly impact the ability of the USPTO and other applicable patent authorities to fulfill their functions and could greatly impact Boundless Bio’s ability to timely and adequately prosecute or maintain Boundless Bio’s patent applications, and Boundless Bio’s ability to timely and adequately maintain, enforce, or defend Boundless Bio’s issued patents. It is also possible that Boundless Bio will fail to identify patentable aspects of Boundless Bio’s research and development output in time to obtain patent protection. Although Boundless Bio enters into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of Boundless Bio’s research and development output, such as Boundless Bio’s employees, third-party collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing Boundless Bio’s ability to seek patent protection. Consequently, Boundless Bio may not be able to prevent any third party from using any of Boundless Bio’s technology that is in the public domain to compete with its ecDTx or technologies. In addition, Boundless Bio’s ability to obtain and maintain valid and enforceable patents depends on whether the differences between Boundless Bio’s inventions and the prior art allow Boundless Bio’s inventions to be patentable in light of the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, Boundless Bio cannot be certain that it was the first to invent the inventions claimed in any of Boundless Bio’s owned patents or pending patent applications, or that Boundless Bio or any future licensors were the first to file for patent protection of such inventions. If a third party can establish that Boundless Bio was not the first to make or the first to file for patent protection of such inventions, Boundless Bio’s patents and patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of Boundless Bio’s patent rights are highly uncertain. Boundless Bio’s current and future patent applications may not result in patents being issued.

Any issued patents may not afford sufficient protection of Boundless Bio’s ecDTx or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive technologies or products. Further, even if these patents are granted, they may be difficult to enforce. Obtaining and maintaining Boundless Bio’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and Boundless Bio’s patent protection could be reduced or eliminated if Boundless Bio fails to comply with these requirements. In the event Boundless Bio experiences noncompliance events that cannot be corrected and Boundless Bio loses its patent rights, competitors could enter the market, which would have a material adverse effect on Boundless Bio’s business. Further, any issued patents that Boundless Bio owns or may license in the future covering Boundless Bio’s ecDTx could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or other countries, including the USPTO. Also, patent terms, including any extensions or adjustments that may or may not be available to Boundless Bio, may be inadequate to protect Boundless Bio’s competitive position on its ecDTx for an adequate amount of time, and Boundless Bio may be subject to claims challenging the inventorship, validity, or enforceability of Boundless Bio’s patents and/or other intellectual property. Changes in United States patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing Boundless Bio’s ability to protect its ecDTx. Further, if Boundless Bio encounters delays in Boundless Bio’s development and testing of any ecDTx, clinical trials, or regulatory review and approval of its ecDTx, the period of time during which Boundless Bio could market Boundless Bio’s ecDTx under patent protection may be reduced (i.e., patents protecting the ecDTx might expire before or shortly after such ecDTx are commercialized). Thus, Boundless Bio’s patents may not provide Boundless Bio with sufficient rights to exclude others from commercializing products similar or identical to Boundless Bio’s or afford Boundless Bio any meaningful competitive advantage.

Moreover, the claim coverage in a patent application can be significantly reduced before the corresponding patent is granted. Even if patent applications issue as patents, they may not issue in a form that will provide Boundless Bio with any meaningful protection, prevent competitors or other third parties from competing with Boundless Bio, or otherwise provide Boundless Bio with any competitive advantage. Any patents issuing from

Boundless Bio’s owned and any future in-licensed patent applications may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, Boundless Bio does not know whether Boundless Bio’s ecDTx and other proprietary technology will be protectable or remain protected by valid and enforceable patents. Even if a patent is granted, Boundless Bio’s competitors or other third parties may be able to circumvent the patent by developing similar or alternative technologies or products in a non-infringing manner, which could materially adversely affect Boundless Bio’s business, financial condition, results of operations, and prospects. Furthermore, Boundless Bio’s competitors or other third parties may avail themselves of safe harbors under the Drug Price Competition and Patent Term Restoration Act of 1984 (“Hatch-Waxman Amendments”) to conduct research and clinical trials.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and Boundless Bio’s patent rights may be challenged in the courts or patent offices in the United States and abroad. Boundless Bio may be subject to a third-party post-issuance submission of prior art to the USPTO challenging the validity of one or more claims of Boundless Bio’s patents or patents Boundless Bio may license in the future. Third-party submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on Boundless Bio’s pending patent application or patent application Boundless Bio may license in the future. A third party may also claim that Boundless Bio’s patent rights are invalid or unenforceable in a litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In addition, Boundless Bio may become involved in opposition, derivation, revocation, reexamination, reissue, post-grant, proceedings, inter partes review, interference proceedings, or other similar proceedings in the United States and/or foreign jurisdictions challenging Boundless Bio’s patent rights. An adverse determination in any such submission, proceeding, or litigation could reduce the scope of, or invalidate or render unenforceable, Boundless Bio’s patent rights, and may allow third parties, including generic drug companies, to commercialize its ecDTx and other proprietary technologies Boundless Bio may develop and compete directly with Boundless Bio.

Moreover, some of Boundless Bio’s patent rights may in the future be co-owned with third parties. In the United States, each co-owner has the freedom to license and exploit the technology. If Boundless Bio is unable to obtain an exclusive license to any such third-party co-owners’ interest in such patent rights, such co-owners may be able to license their rights to other third parties, including Boundless Bio’s competitors, and Boundless Bio’s competitors could market competing products and technology. In addition, Boundless Bio may need the cooperation of any such co-owners of such patent rights in order to enforce such patent rights against third parties, and such cooperation may not be provided to Boundless Bio. Any of the foregoing could have a material adverse effect on Boundless Bio’s competitive position, business, financial conditions, results of operations, and prospects.

Boundless Bio may not be able to protect its intellectual property and proprietary rights throughout the world.

Filing, prosecuting, maintaining, enforcing, and defending patents on Boundless Bio’s ecDTx in all countries throughout the world is expensive, and the laws of foreign countries may not protect Boundless Bio’s intellectual property rights to the same extent as the laws of the United States. Prosecution of foreign patent applications is often a longer process and patents may grant at a later date, and with a shorter term, than in the United States. The requirements for patentability differ in certain jurisdictions and countries. Additionally, the patent laws of some countries do not afford intellectual property protection to the same extent as the laws of the United States. For example, other countries may impose substantial restrictions on the scope of claims, limiting patent protection to specifically disclosed embodiments. Consequently, Boundless Bio may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its intellectual property in and into the United States or other jurisdictions. Competitors may use Boundless Bio’s intellectual property in jurisdictions where Boundless Bio has not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Boundless Bio has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Boundless Bio’s products, and Boundless Bio’s patents or patents Boundless Bio may license in the future or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for Boundless Bio to stop the infringement of its patents or marketing of competing products in violation of its intellectual property and proprietary rights generally. In addition, some jurisdictions, such as Europe, Japan, and China, may have a higher standard for patentability than in the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, Boundless Bio may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the United States and other jurisdictions.

Proceedings to enforce Boundless Bio’s intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert Boundless Bio’s efforts and attention from other aspects of its business, could put Boundless Bio’s patents and any patents Boundless Bio may license in the future at risk of being invalidated or interpreted narrowly, could put Boundless Bio’s patent applications and any patent applications Boundless Bio may license in the future at risk of not issuing, and could provoke third parties to assert claims against Boundless Bio. Boundless Bio may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Boundless Bio’s efforts to enforce its intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Boundless Bio develops.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Boundless Bio is forced to grant a license to third parties with respect to any patents relevant to its business, its competitive position may be impaired, and its business, financial condition, results of operations, and prospects may be adversely affected. In addition, geopolitical actions in the United States and in foreign countries (such as the geopolitical conflicts in and around Ukraine and the Middle East; retaliatory measures by foreign countries in response to actions by the U.S., in particular, tariffs) could increase the uncertainties and costs surrounding the prosecution or maintenance of Boundless Bio’s patent applications or those of any future licensors and the maintenance, enforcement, or defense of its issued patents, which could impair its competitive intellectual property position. Many foreign countries could threaten to impose retaliatory measures that may adversely impact Boundless Bio’s intellectual property rights in those countries. For example, government actions may prevent filing, prosecution, and maintenance of issued patents in various jurisdictions experiencing geopolitical conflict. These actions could result in abandonment or lapse of Boundless Bio’s patents or patent applications, resulting in partial or complete loss of patent rights in such jurisdictions. In addition, jurisdictions outside of the U.S. could also permit Boundless Bio’s patents to be exploited without consent or compensation. For example, on March 14, 2025, Brazil enacted Law No. 15.122/2025 (known as the Economic Reciprocity Law), which provides a framework that allows for the suspension of obligations related to foreign entity’s intellectual property rights. In such circumstances Boundless Bio would not be able to prevent third parties from practicing its inventions or from selling or importing products made using its inventions in and into such jurisdictions. Accordingly, its competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining Boundless Bio’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. In some circumstances, Boundless Bio may be dependent on any future licensors to take the necessary action to comply with these requirements with respect to any licensed intellectual property. For example, periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of Boundless Bio’s patents and applications. In certain circumstances, Boundless Bio may rely on licensing partners to pay these fees due to the U.S. and non-U.S. patent agencies. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on Boundless Bio’s business, financial condition, results of operations, and prospects.

The USPTO and various non-U.S. government agencies require compliance with certain foreign filing requirements during the patent application process. For example, in some countries, including the United States, China, India, and some European countries, a foreign filing license is required before certain patent applications are filed. The foreign filing license requirements vary by country and depend on various factors, including where the inventive activity occurred, citizenship status of the inventors, the residency of the inventors and the invention owner, the place of business for the invention owner, and the nature of the subject matter to be disclosed (e.g., items related to national security or national defense). In some cases, a foreign filing license may be obtained retroactively in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment of a pending patent application or can be grounds for revoking or invalidating an issued patent, resulting in the loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the relevant markets with similar or identical products or technology, which could have a material adverse effect on Boundless Bio’s business, financial condition, results of operations, and prospects. Boundless Bio would also be dependent on any future licensors to take the necessary actions to comply with these requirements with respect to any intellectual property Boundless Bio may license in the future.

Public health pandemics (such as the COVID-19 pandemic), geopolitical instability (war and terrorism), natural disasters, or similar events may impair Boundless Bio’s and its licensors’ ability to comply with these procedural, document submission, fee payment, and other requirements imposed by government patent agencies, which may materially and adversely affect Boundless Bio’s ability to obtain or maintain patent protection for its products and ecDTx.

Changes in patent laws or their interpretations could diminish the value of patents in general, thereby impairing Boundless Bio’s ability to protect its products.

Changes in either the patent laws or interpretation of the patent laws in the United States or in other countries could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”) enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before Boundless Bio or its licensors could therefore be awarded a patent covering an invention of Boundless Bio’s or its licensors even if Boundless Bio or its licensors had made the invention before it was made by such third party. This requires Boundless Bio to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Boundless Bio cannot be certain that it or its licensors are the first to either (i) file any patent application related to its ecDTx and other proprietary technologies Boundless Bio may develop or (ii) invent any of the inventions claimed in its patents or patent applications.

The America Invents Act also included a number of significant changes that affect the way patent applications are prosecuted and also affect patent litigation. These include allowing third party protests and submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate Boundless Bio’s patent claims or any patent claims Boundless Bio may license in the future that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. Boundless Bio cannot predict how decisions by the courts, the U.S. Congress or the USPTO may impact the value of its patent rights. For example, the U.S. Supreme Court held in Amgen v. Sanofi (2023) that a functionally claimed genus was invalid for failing to comply with the enablement requirement of the Patent Act. As such, Boundless Bio’s patent rights with functional claims may be vulnerable to third party challenges seeking to invalidate these claims for lacking enablement or adequate support in the specification. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on Boundless Bio’s existing patent portfolio and its ability to protect and enforce its intellectual property in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken Boundless Bio’s ability to obtain new patents or to enforce patents that Boundless Bio has or may obtain or license in the future.

In 2012, the European Union Patent Package (“EU Patent Package”) regulations were passed with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court (“UPC”) for litigation involving European patents. The EU Patent Package was implemented on June 1, 2023. As a result, all European patents, including those issued prior to ratification of the EU Patent Package, now by default automatically fall under the jurisdiction of the UPC, unless otherwise opted out. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries. Boundless Bio’s European patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC’s existence, the UPC legislation allows a patent owner to opt its European patents out of the jurisdiction of the UPC. Boundless Bio may decide to opt out its future European patents from the UPC, but doing so may preclude Boundless Bio from realizing the benefits of the UPC. Moreover, if Boundless Bio does not meet all of the formalities and requirements for opt-out under the UPC, its future European patents could remain under the jurisdiction of the UPC. The UPC will provide Boundless Bio’s competitors with a new forum to centrally revoke its European patent, and allow for the possibility of a competitor to obtain pan-European injunction. Such a loss of patent protection could have a material adverse impact on Boundless Bio’s business and its ability to commercialize its technology and ecDTx due to increased competition and, resultantly, on its business, financial condition, results of operations, and prospects. The UPC and Unitary Patent are significant changes in European patent practice. As the UPC is a new court system, there is limited precedent for the court, increasing the uncertainty of any litigation in the UPC.

Issued patents covering Boundless Bio’s ecDTx could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

Boundless Bio’s patent rights may be subject to priority, validity, inventorship, ownership, and enforceability disputes. Legal proceedings relating to intellectual property claims, with or without merit, are unpredictable and generally expensive and time-consuming and likely to divert significant resources from Boundless Bio’s core business, including distracting its management and scientific personnel from their normal responsibilities and generally harm its business. If Boundless Bio or any future licensors are unsuccessful in any of these proceedings, such patents and patent applications may be narrowed, invalidated, or held unenforceable. Any of the foregoing could have a material adverse effect on Boundless Bio’s business, financial condition, results of operations, and prospects.

If Boundless Bio initiates legal proceedings against a third party to enforce a patent covering its ecDTx, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, lack of sufficient written description, failure to claim patent-eligible subject matter, or obviousness-type double patenting. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading or inconsistent statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of a patent before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to Boundless Bio’s patent rights or any patent rights Boundless Bio may obtain or license in the future in such a way that they no longer cover Boundless Bio’s ecDTx or prevent third parties from competing with Boundless Bio’s ecDTx. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Boundless Bio cannot be certain that there is no invalidating prior art, of which Boundless Bio and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, Boundless Bio would lose at least part, and perhaps all, of the patent protection for Boundless Bio’s ecDTx. Such a loss of patent protection would have a material adverse impact on Boundless Bio’s business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect the competitive position of Boundless Bio’s ecDTx for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Boundless Bio’s ecDTx are obtained, once the patent has expired, Boundless Bio may be vulnerable to competition from competitive products, including generics. Given the amount of time required for the development, testing, and regulatory review of new ecDTx, patents protecting such ecDTx might expire before or shortly after such ecDTx are commercialized. As a result, Boundless Bio’s intellectual property may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Boundless Bio’s. If Boundless Bio does not have sufficient patent life to protect its products, its business, financial condition, results of operations, and prospects will be adversely affected.

If Boundless Bio does not obtain patent term extension and equivalent extensions outside of the United States for its ecDTx, Boundless Bio’s business may be materially harmed.

Depending upon the timing, duration, and specifics of any FDA regulatory approval of Boundless Bio’s ecDTx, one or more of its U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as in Europe under Supplemental Protection Certificate. However, Boundless Bio may not be granted an extension for various reasons, including failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or failing to satisfy other applicable requirements. Additionally, administrative changes at the USPTO or other applicable patent authorities, such as reduced hiring and/or funding, may result in delays in issuance of a patent or in accrual of patent term extension, thereby reducing the amount of patent term extension that could otherwise be received. Administrative changes (e.g., at the FDA or USPTO) may also lead to delays in review and analysis of requests for patent term extension, which could result in a patent term extension not being timely granted (e.g., before the expiration of the patent). Moreover, the applicable time period or the scope of patent protection afforded could be less than Boundless Bio projects or requests. In addition, to the extent Boundless Bio wishes to pursue patent term extension based on a patent that it may license from a third party in the future, Boundless Bio may need the cooperation of that third party. If Boundless Bio is unable to obtain patent term extension, or the foreign equivalent, or if the term of any such extension is less than Boundless Bio projects or requests, its competitors may obtain approval of competing products following its patent expiration, and its business, financial condition, results of operations, and prospects could be materially harmed.

Boundless Bio may be subject to claims challenging the inventorship of its patents and other intellectual property.

Boundless Bio may be subject to claims that former employees, consultants, collaborators, or other third parties have an interest in its patent rights, trade secrets, or other intellectual property as an inventor, co-inventor, or owner of trade secrets. For example, Boundless Bio may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing its ecDTx and other proprietary technologies it may develop. Litigation may be necessary to defend against these and other claims challenging inventorship or Boundless Bio’s patent rights, trade secrets, or other intellectual property. If Boundless Bio fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights, such as exclusive ownership of, or the right to use intellectual property that is important to its ecDTx and other proprietary technologies it may develop. Even if Boundless Bio is successful in defending against such claims, litigation could result in substantial costs and be a distraction to its management and other employees. Any of the foregoing could have a material adverse effect on Boundless Bio’s business, financial condition, results of operations and prospects.

If Boundless Bio is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.

In addition to seeking patent protection for Boundless Bio’s ecDTx and proprietary technologies, Boundless Bio may rely on trade secret protection and confidentiality agreements to protect its unpatented know-how, technology, and other proprietary information and to maintain its competitive position. Boundless Bio seeks to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as its employees, third-party collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties. Boundless Bio also enters into confidentiality and invention or patent assignment agreements with its employees and consultants. Trade secrets and know-how can be difficult to protect. Boundless Bio cannot guarantee that it has entered into applicable agreements with each party that may have or have had access to its trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose Boundless Bio’s proprietary information, including its trade secrets, and Boundless Bio may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures is difficult, and Boundless Bio does not know whether the steps it has taken to protect its proprietary technologies will be effective. Boundless Bio cannot guarantee that any potential trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to trade secrets. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of Boundless Bio’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, Boundless Bio would have no right to prevent them from using that technology or information to compete with it. Furthermore, others may independently discover similar trade secrets and proprietary information. If any of Boundless Bio’s trade secrets were to be disclosed or misappropriated or if any such information were to be independently developed by a competitor or other third party, Boundless Bio’s competitive position would be materially and adversely harmed.

Boundless Bio may be subject to claims that third parties have an ownership interest in its trade secrets. For example, Boundless Bio may have disputes arise from conflicting obligations of its employees, consultants, or others who are involved in developing any ecDTx. Litigation may be necessary to defend against these and other claims challenging ownership of Boundless Bio’s trade secrets. If Boundless Bio fails in defending any such claims, in addition to paying monetary damages, it may lose valuable trade secret rights, such as exclusive ownership of, or right to use, trade secrets that are important to its ecDTx and other proprietary technologies it may develop. Such an outcome could have a material adverse effect on Boundless Bio’s business. Even if Boundless Bio is successful in defending against such claims, litigation could result in substantial costs and be a distraction to its management and other employees. Any of the foregoing could have a material adverse effect on Boundless Bio’s business, financial condition, results of operations, and prospects.

Boundless Bio may be subject to claims that its employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what Boundless Bio regards as its own intellectual property.

Some of Boundless Bio’s employees, consultants, and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including Boundless Bio’s competitors or potential competitors. Although Boundless Bio tries to ensure that its employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for Boundless Bio, Boundless Bio may be subject to claims that it or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If Boundless Bio fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if Boundless Bio is successful in defending against such claims, litigation could result in substantial costs and be a distraction to its management.

In addition, while it is Boundless Bio’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Boundless Bio, Boundless Bio may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Boundless Bio regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Boundless Bio may be forced to bring claims against third parties, or defend claims that they may bring against it, to determine the ownership of what Boundless Bio regards as its intellectual property. Such claims could have a material adverse effect on Boundless Bio’s business, financial condition, results of operations, and prospects.

Boundless Bio may not identify relevant third-party patents or may incorrectly interpret the relevance, scope, or expiration of a third-party patent, which might adversely affect its ability to develop and market its products and ecDTx.

Boundless Bio cannot guarantee that any of its patent searches or analyses, including the identification of relevant patents, the scope of patent claims, or the expiration of relevant patents, are or will be complete or thorough, nor can Boundless Bio be certain that it has identified or will identify each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of its current and future ecDTx in any jurisdiction. Patent applications in the United States and elsewhere are not published until approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering Boundless Bio’s ecDTx could have been filed by others without its knowledge. The scope of a patent claim is determined by the interpretation of the law, the words of a patent claim, the written disclosure in a patent, and the patent’s prosecution history. Boundless Bio’s interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact its ability to market its products. Boundless Bio may incorrectly determine that its products or ecDTx are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Boundless Bio’s determination of the expiration date of any patent in the United States or abroad that it considers relevant may be incorrect, and Boundless Bio may incorrectly conclude that a third-party patent is invalid and unenforceable or not infringed. Boundless Bio’s failure to identify and correctly interpret relevant patents may negatively impact its ability to develop and market its ecDTx. If Boundless Bio fails to identify and correctly interpret relevant patents, it may be subject to infringement claims. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that Boundless Bio infringes. As the number of competitors in the market grows and the number of patents issued in this area increases, the possibility of patent infringement claims escalates. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, Boundless Bio may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that its products and business operations infringe or violate the intellectual property rights of others. Boundless Bio cannot guarantee that it will be able to successfully settle or otherwise resolve such infringement claims. If Boundless Bio fails in any such dispute, in addition to being forced to pay damages, it may be temporarily or permanently prohibited from commercializing its ecDTx that is held to be infringing. Boundless Bio might, if possible, also be forced to redesign ecDTx or services so that it no longer infringes the third-party intellectual property rights. Any of these events, even if Boundless Bio were ultimately to prevail, could require it to divert substantial financial and management resources that it would otherwise be able to devote to its business.

Third-party claims of intellectual property infringement, misappropriation, or other violations against Boundless Bio or its collaborators could be expensive and time consuming and may prevent or delay the development and commercialization of its ecDTx.

Boundless Bio’s commercial success depends in part on its ability to avoid infringing, misappropriating, and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions.

Numerous U.S. and foreign-issued patents and pending patent applications owned by third parties exist in the fields in which Boundless Bio plans to commercialize its therapeutic and diagnostic programs and in which Boundless Bio is developing other proprietary technologies. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as Boundless Bio gains greater visibility and market exposure as a public company, the risk increases that its ecDTx and diagnostic programs and commercializing activities may give rise to claims of infringement of the patent rights of others. Boundless Bio cannot assure that its ecDTx and diagnostic programs and other proprietary technologies it develops will not infringe existing or future patents owned by third parties. Boundless Bio may not be aware of patents that have already been issued for which a third party, such as a competitor in the fields in which Boundless Bio could develop its ecDTx and diagnostic programs, might assert as infringed by Boundless Bio. It is also possible that patents owned by third parties of which Boundless Bio is aware, but which Boundless Bio does not believe it infringes or that Boundless Bio believes it has valid defenses to any claims of patent infringement, could be found to be infringed by Boundless Bio. It is not unusual that corresponding patents issued in different countries have different scopes of coverage, such that in one country a third-party patent does not pose a material risk, but in another country, the corresponding third-party patent may pose a material risk to Boundless Bio’s ecDTx. As such, Boundless Bio monitors third-party patents in the relevant pharmaceutical markets. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that Boundless Bio may infringe. For example, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover Boundless Bio’s ecDTx or the use of its ecDTx. While Boundless Bio believes it has valid defenses to claims of patent infringement, Boundless Bio cannot be certain that it would prevail in any dispute, and it cannot be certain how an adverse determination would affect its business.

In the event that any third-party claims that Boundless Bio infringes their patents or that Boundless Bio is otherwise employing their proprietary technology without authorization and initiates litigation against Boundless Bio, even if Boundless Bio believes such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable, and infringed by Boundless Bio. Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from Boundless Bio’s business, and may impact its reputation. In the event of a successful claim of infringement against Boundless Bio, Boundless Bio may be enjoined from further developing or commercializing the infringing products or technologies. In addition, Boundless Bio may be required to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties, and/or redesign its infringing products or technologies, which may be impossible or require substantial time and monetary expenditure. Such licenses may not be available on commercially reasonable terms or at all. Even if Boundless Bio is able to obtain a license, the license would likely obligate Boundless Bio to pay license fees or royalties or both, and the rights granted to Boundless Bio might be nonexclusive, which could result in its competitors gaining access to the same intellectual property. If Boundless Bio is unable to obtain a necessary license to a third-party patent on commercially reasonable terms or at all, Boundless Bio may be unable to commercialize the infringing products or technologies or such commercialization efforts may be significantly delayed, which could in turn significantly harm its business. In addition, Boundless Bio may in the future pursue patent challenges with respect to third-party patents, including as a defense against the foregoing infringement claims. The outcome of such challenges is unpredictable.

Even if resolved in Boundless Bio’s favor, the foregoing proceedings could be very expensive, particularly for a company of Boundless Bio’s size, and time-consuming. Such proceedings could substantially increase Boundless Bio’s operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. Boundless Bio may not have sufficient financial or other resources to conduct such proceedings adequately. Some of Boundless Bio’s competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than Boundless Bio can because of greater financial resources. Such proceedings may also absorb significant time of Boundless Bio’s technical and management personnel and distract them from their normal responsibilities. Uncertainties resulting from such proceedings could impair Boundless Bio’s ability to compete in the marketplace. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Boundless Bio Common Stock. The occurrence of any of the foregoing could have a material adverse effect on Boundless Bio’s business, financial condition, or results of operations.

Boundless Bio may in the future pursue invalidity proceedings with respect to third-party patents. The outcome following legal assertions of invalidity is unpredictable. Additionally, Boundless Bio may be subject to claims of patent infringement during those proceedings, and delays caused by the federal agencies may increase the time period that Boundless Bio is subject to such claims. For example, administrative changes, including reduced staff and budgets experienced by the Patent and Trial Appeal Board, could further delay Boundless Bio’s ability to timely challenge any such patents. Even if resolved in Boundless Bio’s favor, these legal proceedings may cause Boundless Bio to incur significant expenses and could distract its technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Boundless Bio Common Stock. Such proceedings could substantially increase Boundless Bio’s operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. Boundless Bio may not have sufficient financial or other resources to conduct such proceedings adequately. Some of these third parties may be able to sustain the costs of such proceedings more effectively than Boundless Bio can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent proceedings could compromise Boundless Bio’s ability to compete in the marketplace. For example, recent shifts in USPTO policy and increased discretionary denials may restrict Boundless Bio’s ability to challenge third-party patents, increasing its litigation risk and costs. Boundless Bio’s ability to use inter partes review (“IPR”) and other post-grant proceedings to challenge the validity of third-party patents is subject to evolving procedural rules and increased administrative discretion. If Boundless Bio is unable to use the Patent Trial and Appeal Board to invalidate questionable patents, Boundless Bio may face increased litigation expenses in slower and more costly district court venues. These policy shifts could result in infringement liability, licensing fees, or injunctions that could adversely affect Boundless Bio’s product development timelines, market share, and overall financial condition. If Boundless Bio does not prevail in the patent proceedings, third parties may assert a claim of patent infringement directed at its ecDTx.

Boundless Bio may become involved in lawsuits to protect or enforce its patents and other intellectual property rights, which could be expensive, time-consuming, and unsuccessful.

Third parties, such as a competitor, may infringe Boundless Bio’s patent rights. In an infringement proceeding, a court may decide that a patent Boundless Bio owns or a patent Boundless Bio may license in the future is invalid or unenforceable or may refuse to stop the other party from using the invention at issue. In addition, Boundless Bio’s patent rights may become involved in inventorship, ownership, priority, enforceability, or validity disputes. To counter or defend against such claims can be expensive and time-consuming. An adverse result in any litigation proceeding could put Boundless Bio’s patent rights at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation and proceedings, there is a risk that some of Boundless Bio’s confidential information could be compromised by disclosure during such litigation and proceedings.

Even if resolved in Boundless Bio’s favor, litigation or other legal proceedings relating to intellectual property claims may cause Boundless Bio to incur significant expenses and could distract its personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Boundless Bio Common Stock. Such litigation or proceedings could substantially increase Boundless Bio’s operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. Boundless Bio may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of Boundless Bio’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Boundless Bio can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Boundless Bio’s ability to compete in the marketplace.

If Boundless Bio’s trademarks and trade names are not adequately protected, then Boundless Bio may not be able to build name recognition in its markets of interest, and its business may be adversely affected.

Boundless Bio’s registered or unregistered trademarks or trade names may be challenged, infringed, diluted, circumvented, or declared generic or determined to be infringing, misappropriating, or violating other marks. Boundless Bio may not be able to protect its rights to these trademarks and trade names, which Boundless Bio needs to build name recognition among potential partners or customers in the markets of interest. During trademark registration proceedings, Boundless Bio may receive rejections of its applications by the USPTO or in other foreign jurisdictions. Although Boundless Bio is given an opportunity to respond to such rejections, Boundless Bio may be unable to overcome them. In the event that Boundless Bio’s trademarks are successfully challenged or determined to be infringing, misappropriating, or violating other marks, Boundless Bio could be forced to rebrand its products, which could result in loss of brand recognition, and could require Boundless Bio to devote resources to advertising and marketing new brands. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against Boundless Bio’s trademarks, which may not survive such proceedings. Moreover, any name Boundless Bio may propose to use with its ecDTx in the United States must be approved by the FDA, regardless of whether Boundless Bio has registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of Boundless Bio’s proposed proprietary product names, Boundless Bio may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe, misappropriate, or otherwise violate the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

Boundless Bio may not be able to obtain, protect, or enforce its rights to these trademarks and trade names, which Boundless Bio needs to build name recognition among potential partners or customers in its markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to Boundless Bio’s, thereby impeding its ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement, misappropriation, dilution, or other claims brought by owners of other registered trademarks or trademarks that incorporate variations of Boundless Bio’s registered or unregistered trademarks or trade names. Over the long term, if Boundless Bio is unable to establish name recognition based on its trademarks and trade names, then Boundless Bio may not be able to compete effectively, and its business may be adversely affected. Boundless Bio’s efforts to obtain, enforce, or protect its proprietary rights related to trademarks, trade names, domain names, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect Boundless Bio’s business, financial condition, results of operations, and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by Boundless Bio’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Boundless Bio’s business or permit Boundless Bio to maintain its competitive advantage. For example:

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others may be able to make products that are similar to Boundless Bio’s ecDTx or utilize similar technology but that are not covered by the claims of the patents that Boundless Bio owns or may license in the future;

•	Boundless Bio or its licensors or collaborators might not have been the first to make the inventions covered by its current or future patent applications;

•	Boundless Bio or its licensors or collaborators might not have been the first to file patent applications covering Boundless Bio’s or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Boundless Bio’s technologies without infringing its intellectual property rights;

•	it is possible that Boundless Bio’s pending and future patent applications that it owns or may license will not lead to issued patents;

•	any issued patent that Boundless Bio owns or licenses in the future may be held invalid or unenforceable, including as a result of legal challenges by its competitors or other third parties;

•	others may have access to the same intellectual property rights licensed to Boundless Bio in the future on a non-exclusive basis;

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Boundless Bio’s competitors or other third parties might conduct research and development activities in countries where Boundless Bio or its licensors do not have patent rights and then use the information learned from such activities to develop competitive products for sale in its major commercial markets;

•	Boundless Bio may not develop additional proprietary technologies that are patentable;

•	Boundless Bio may fail to identify potential patentable subject matter and/or may fail to file on it;

•	the patents or other intellectual property rights of others may harm Boundless Bio’s business; and

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Boundless Bio may choose not to file for patent protection in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property or disclose information resulting in a loss of protection for such trade secret.

Should any of the foregoing occur, it could adversely affect Boundless Bio’s business, financial condition, results of operations, and prospects.

Boundless Bio may not be successful in obtaining or maintaining necessary rights to product components and processes for its development pipeline through acquisitions and in-licenses.

The growth of Boundless Bio’s business if the Merger is not completed and Boundless Bio continues to develop any ecDTx may depend in part on its ability to acquire, in-license, or use third-party intellectual property and proprietary rights. For example, Boundless Bio’s ecDTx may require specific formulations to work effectively and efficiently, Boundless Bio may develop ecDTx containing its compounds and pre-existing pharmaceutical compounds, or Boundless Bio may be required by the FDA or comparable foreign regulatory authorities to provide a diagnostic test or tests with its ecDTx, any of which could require Boundless Bio to obtain rights to use intellectual property held by third parties. In addition, with respect to any patent or other intellectual property rights Boundless Bio may co-own with third parties, Boundless Bio may require licenses to such co-owners’ interest to such patents. Boundless Bio may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that Boundless Bio identifies as necessary or important to its business operations. In addition, Boundless Bio may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. Were that to happen, Boundless Bio may need to cease use of the compositions or methods covered by those third-party intellectual property rights and may need to seek to develop alternative approaches that do not infringe, misappropriate, or otherwise violate those intellectual property rights, which may entail additional costs and development delays, even if Boundless Bio were able to develop such alternatives, which may not be feasible. Even if Boundless Bio is able to obtain a license, it may be non-exclusive, which means that Boundless Bio’s competitors may also receive access to the same technologies licensed to it. In that event, Boundless Bio may be required to expend significant time and resources to develop or license replacement technology.

Additionally, Boundless Bio may collaborate with academic institutions to accelerate its research and development under written agreements with these institutions. In certain cases, these institutions provide Boundless Bio with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Even if Boundless Bio holds such an option, Boundless Bio may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to Boundless Bio. If Boundless Bio is unable to do so, the institution may offer the intellectual property rights to others, potentially blocking Boundless Bio’s ability to pursue its program. Even if Boundless Bio is able to obtain a license, it may be non-exclusive, and its competitors may also receive access to the same technologies licensed to it.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established or have greater resources than Boundless Bio may also be pursuing strategies to license or acquire third-party intellectual property rights that Boundless Bio may consider necessary or attractive in order to commercialize its ecDTx. More established companies may have a competitive advantage over Boundless Bio due to their size, cash resources, or greater clinical development and commercialization capabilities. In addition, companies that perceive Boundless Bio to be a competitor may be unwilling to assign or license rights to it. There can be no assurance that Boundless Bio will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property surrounding the additional ecDTx that Boundless Bio may seek to develop or market. If Boundless Bio is unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights it has, Boundless Bio may have to abandon development of certain programs and its business financial condition, results of operations, and prospects could suffer.

Risks Related to Ownership of Boundless Bio Common Stock

An active, liquid, and orderly market for Boundless Bio Common Stock may not be sustained, or Boundless Bio may in the future fail to satisfy the continued listing requirements of Nasdaq.

Prior to Boundless Bio’s IPO, there was no public market for Boundless Bio Common Stock. Boundless Bio Common Stock began trading on Nasdaq in late March 2024, and Boundless Bio can provide no assurance that an active trading market for Boundless Bio Common Stock will be sustained. If an active market for Boundless Bio Common Stock is not sustained, it may impair your ability to sell shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair Boundless Bio’s ability to raise capital by selling shares and may impair its ability to acquire other businesses or technologies using its shares as consideration, which, in turn, could materially adversely affect Boundless Bio’s business.

If Boundless Bio fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist Boundless Bio Common Stock. Such a delisting would likely have a negative effect on the price of Boundless Bio Common Stock and would impair your ability to sell or purchase Boundless Bio Common Stock when you wish to do so. In the event of a delisting, Boundless Bio can provide no assurance that any action taken by it to restore compliance with listing requirements would allow Boundless Bio Common Stock to become listed again, stabilize the market price or improve the liquidity of Boundless Bio Common Stock, prevent Boundless Bio Common Stock from dropping below the Nasdaq minimum bid price requirement, or prevent future non-compliance with the listing requirements of Nasdaq.

The trading price of the shares of Boundless Bio Common Stock could be highly volatile, and purchasers of Boundless Bio Common Stock could incur substantial losses.

Boundless Bio’s stock price is likely to be volatile. The stock market in general and the market for stock of biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their shares of Boundless Bio Common Stock at or above the price they paid to purchase them. The market price for Boundless Bio Common Stock may be influenced by those factors discussed in this “Risk Factors” section and many others, including:

•	results of Boundless Bio’s clinical trials and preclinical studies, and the results of trials of its competitors or those of other companies in its market sector;

•	Boundless Bio’s ability to enroll patients in its future clinical trials;

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Boundless Bio’s ability to obtain and maintain regulatory approval of its ecDTx or additional indications thereof, or limitations to specific label indications or patient populations for their use, or changes or delays in the regulatory review process;

•	regulatory or legal developments in the United States and foreign countries;

•	changes in the structure of healthcare payment systems;

•	the success or failure of Boundless Bio’s efforts to develop, acquire, or license additional ecDTx;

•	innovations, clinical trial results, product approvals, and other developments regarding Boundless Bio’s competitors;

•	announcements by Boundless Bio or its competitors of significant acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	manufacturing, supply, or distribution delays or shortages;

•	any changes to Boundless Bio’s relationship with any manufacturers, suppliers, collaborators, or other strategic partners;

•	achievement of expected product sales and profitability;

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variations in Boundless Bio’s financial results or development timelines or those of companies that are perceived to be similar to Boundless Bio, including variations from expectations of securities analysts or investors;

•	market conditions in the biopharmaceutical sector and issuance of securities analysts’ reports or recommendations;

•	trading volume of Boundless Bio Common Stock;

•	an inability to obtain additional funding;

•	sales of Boundless Bio’s stock by Boundless Bio, its insiders, or its stockholders;

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general economic, industry, geopolitical, and market conditions, such as military conflict or war, inflation and financial institution instability, or pandemic or epidemic disease outbreaks, many of which are beyond Boundless Bio’s control;

•	additions or departures of senior management, directors, or key personnel;

•	intellectual property, product liability, or other litigation against Boundless Bio or its inability to enforce its intellectual property;

•	changes in Boundless Bio’s capital structure, such as future issuances of securities and the incurrence of additional debt; and

•	changes in accounting standards, policies, guidelines, interpretations, or principles.

In addition, in the past, stockholders have initiated class action lawsuits against biopharmaceutical companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against Boundless Bio, could cause Boundless Bio to incur substantial costs, divert its management’s attention and resources, and damage its reputation, which could have a material adverse effect on Boundless Bio’s business, financial condition and results of operations and prospects.

Boundless Bio’s executive officers, directors, and principal stockholders, if they choose to act together, have the ability to significantly influence all matters submitted to stockholders for approval.

As of July 15, 2026, Boundless Bio’s executive officers, directors, greater than 5% stockholders, and their respective affiliates, in the aggregate, owned approximately 52.4% of Boundless Bio’s outstanding common stock. As a result, such persons, acting together, have the ability to significantly influence all matters submitted to Boundless Bio’s stockholders for approval, including the election and removal of directors and approval of any significant transaction. This concentration of ownership may have the effect of delaying, deferring, or preventing a change in control, impeding a merger, consolidation, takeover, or other business combinations involving Boundless Bio, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Boundless Bio’s business, even if such a transaction would benefit other stockholders.

Other than the Pre-Closing Dividend in connection with the Merger, Boundless Bio does not currently intend to pay dividends on Boundless Bio Common Stock, so any returns on your investment will be limited to the value of Boundless Bio Common Stock.

Boundless Bio has never declared or paid any cash dividend on Boundless Bio Common Stock. If the Merger is not completed and Boundless Bio determines to develop any current or future ecDTx, Boundless Bio anticipates that it will retain future earnings for the development, operation, and expansion of its business and does not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, any future debt agreements may preclude Boundless Bio from paying dividends. Any return to stockholders will therefore be limited to the appreciation of Boundless Bio Common Stock. There is no guarantee that shares of Boundless Bio Common Stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Sales of a substantial number of shares of Boundless Bio Common Stock by its existing stockholders in the public market could cause its stock price to fall.

As of July 15, 2026, 653,579 shares of Boundless Bio’s outstanding common stock, or 2.9%, were held by its directors, executive officers, and other affiliates. Such shares may be sold under Rule 144 under the Securities Act, subject to volume limitations. Sales of a substantial number of shares of Boundless Bio Common Stock in the public market or the perception that these sales might occur could significantly reduce the market price of Boundless Bio Common Stock and impair Boundless Bio’s ability to raise adequate capital through the sale of additional equity securities.

Certain holders of Boundless Bio’s outstanding common stock may have registration rights that entitle such holders to require Boundless Bio to register their shares for resale under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders, or the registration of such shares, could also significantly reduce the market price of Boundless Bio Common Stock and impair Boundless Bio’s ability to raise adequate capital through the sale of additional equity securities.

In addition, in the future, Boundless Bio may issue additional shares of common stock, or other equity or debt securities convertible into common stock, in connection with the Merger as discussed above or if the Merger is not completed, in connection with a financing, acquisition, employee arrangement, or otherwise. For example, in April 2025, Boundless Bio entered into an Open Market Sale AgreementSM with Jefferies LLC under which Boundless Bio may sell shares of Boundless Bio Common Stock in ATM offerings through or to Jefferies, as sales agent or principal, and pursuant to the prospectus for the ATM offering, Boundless Bio may sell shares from time to time having an aggregate offering price of up to $14.5 million. Any such issuance could result in substantial dilution to Boundless Bio’s existing stockholders and could cause the price of Boundless Bio Common Stock to decline.

Boundless Bio is an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make Boundless Bio Common Stock less attractive to investors.

Boundless Bio is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of its IPO, or December 31, 2029. However, if certain events occur prior to the end of such five-year period, including if Boundless Bio becomes a “large accelerated filer”, as defined under the Exchange Act, its annual gross revenue exceeds $1.235 billion, or Boundless Bio issues more than $1.0 billion of non-convertible debt in any three-year period, Boundless Bio will cease to be an emerging growth company prior to December 31, 2029. For so long as Boundless Bio remains an emerging growth company, Boundless Bio is permitted and intends to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

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not being required to comply with the auditor attestation requirements in the assessment of Boundless Bio’s internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Boundless Bio has taken advantage of reduced reporting burdens in Boundless Bio’s Annual Report on Form 10-K for the year ended December 31, 2025 (“Boundless Bio’s 2025 Annual Report”) and other filings with the SEC, as well as in this proxy statement/prospectus. In particular, in Boundless Bio’s 2025 Annual Report and this proxy statement/prospectus, Boundless Bio provided only two years of audited financial statements and did not include all of the executive compensation-related information that would be required if Boundless Bio were not an emerging growth company. Investors may find Boundless Bio Common Stock less attractive because Boundless Bio relies on these exemptions. If some investors find Boundless Bio Common Stock less attractive as a result, there may be a less active trading market for Boundless Bio Common Stock and its stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. Boundless Bio has elected to avail itself of this exemption and, therefore, Boundless Bio may not be subject to new or revised accounting standards at the same time that they become applicable to public companies that are not emerging growth companies. Boundless Bio intends to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Boundless Bio is also a smaller reporting company as defined in Rule 12b-2 under the Exchange Act. Boundless Bio may continue to be a smaller reporting company even after it is no longer an emerging growth company. Boundless Bio may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of its second fiscal quarter, or its annual revenue is less than $100.0 million during the most recently completed fiscal year, and its voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of its second fiscal quarter.

Provisions in the Boundless Bio Charter and Boundless Bio Bylaws and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

The Boundless Bio Charter and Boundless Bio Bylaws contain provisions that could significantly reduce the value of its shares to a potential acquiror or delay or prevent changes in control or changes in Boundless Bio’s management without the consent of the Boundless Bio Board of Directors. The provisions in the Boundless Bio Charter and Boundless Bio Bylaws include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of the Boundless Bio Board of Directors;

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that the total number of directors on the Boundless Bio Board of Directors is established by the Boundless Bio Board of Directors, which may delay the ability of stockholders to change the composition of a majority of the Boundless Bio Board of Directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of the Boundless Bio Board of Directors to fill any vacancy on the Boundless Bio Board of Directors however occurring, which prevents stockholders from being able to fill vacancies on the Boundless Bio Board of Directors, subject to any special rights of the holders of any series of preferred stock;

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no director may be removed from office except for cause and, in addition to any other vote required by law, upon the approval of at least 66-2/3% of the voting power of all of Boundless Bio’s then outstanding shares of voting stock entitled to vote at an election of directors, subject to any special rights of the holders of any then outstanding series of preferred stock;

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the ability of the Boundless Bio Board of Directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of the Boundless Bio Board of Directors to amend or repeal the Boundless Bio Bylaws without obtaining stockholder approval;

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the required approval of at least 66-2/3% of the then outstanding shares entitled to vote to adopt, amend, or repeal the Boundless Bio Bylaws or repeal the provisions of the Boundless Bio Charter regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of Boundless Bio’s stockholders;

•	an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;

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that a special meeting of stockholders may be called only by or at the direction of the Boundless Bio Board of Directors, the chair of the Boundless Bio Board of Directors, its chief executive officer, or its president, which may delay the ability of Boundless Bio’s stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to the Boundless Bio Board of Directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of Boundless Bio.

Boundless Bio is also subject to the anti-takeover provisions contained in Section 203 of the DGCL, under which a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

The Boundless Bio Charter provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between Boundless Bio and its stockholders and that the federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with Boundless Bio or its directors, officers, or employees.

The Boundless Bio Charter provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on its behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against Boundless Bio arising pursuant to the DGCL, Boundless Bio Charter or Boundless Bio Bylaws, or any action asserting a claim against Boundless Bio that is governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Boundless Bio’s Charter also provides that unless Boundless Bio consents in writing to the selection of an alternative forum, the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Boundless Bio or its directors, officers, or other employees, which may discourage such lawsuits against Boundless Bio and its directors, officers, and other employees and result in increased costs for investors to bring a claim. By agreeing to this provision, however, stockholders will not be deemed to have waived Boundless Bio’s compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in the Boundless Bio Charter to be inapplicable or unenforceable in an action, Boundless Bio may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect its business and financial condition.

General Risk Factors

Boundless Bio incurs significant costs as a result of operating as a public company, and its management is required to devote substantial time to new compliance initiatives.

As a public company, Boundless Bio incurs significant legal, accounting, and other expenses that it did not incur as a private company. Boundless Bio is subject to the reporting requirements of the Exchange Act, which require, among other things, that it file with the SEC annual, quarterly, and current reports with respect to its business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on Delaware general companies, including requiring establishment and maintenance of effective disclosure and financial controls and certain corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to Boundless Bio when it ceases to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, and the application of existing laws, regulations, and standards may evolve over time as they are subject to varying interpretations and new guidance is provided by regulatory and governing bodies. This may lead to additional compliance costs and impact the manner in which Boundless Bio operates its business in ways it cannot currently anticipate.

The rules and regulations applicable to public companies substantially increase Boundless Bio’s legal and financial compliance costs and make some activities more time consuming and costly. The increased costs decrease Boundless Bio’s net income or increase its net loss, and may require Boundless Bio to reduce expenditures in other areas of its business. For example, these rules and regulations make it more difficult and more expensive for Boundless Bio to obtain director and officer liability insurance, and Boundless Bio incurs substantial costs to maintain the same or similar coverage. The impact of these requirements could also make it more difficult for Boundless Bio to attract and retain qualified persons to serve on the Boundless Bio Board of Directors, its board committees, or as executive officers. If these requirements divert the attention of Boundless Bio’s management and personnel from other business concerns, they could have a material adverse effect on its business, financial condition, and results of operations.

Boundless Bio is subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Boundless Bio could face criminal liability and other serious consequences for violations, which could harm its business.

Boundless Bio is subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls and anti-corruption and anti-money laundering laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other state and national anti-bribery and anti-money laundering laws in the countries in which Boundless Bio conducts or may conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, CROs, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting, or receiving, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. Boundless Bio may engage third parties for clinical trials outside of the United States, to sell its products abroad if and when Boundless Bio enters a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. Boundless Bio has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. Boundless Bio can be held liable for the corrupt or other illegal activities of its employees, agents, CROs, contractors, and other collaborators and partners, even if Boundless Bio does not explicitly authorize or have actual knowledge of such activities, and any training or compliance programs or other initiatives Boundless Bio undertakes to prevent such activities may not be effective.

Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments, and persons targeted by U.S. sanctions. U.S. sanctions that have been or may be imposed as a result of military conflicts in other countries may impact Boundless Bio’s ability to continue activities at future clinical trial sites within regions covered by such sanctions. If Boundless Bio fails to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. These export and import controls and economic sanctions could also adversely affect Boundless Bio’s supply chain.

Boundless Bio and any of its third-party manufacturers or suppliers may use potent chemical agents and hazardous materials, and any claims relating to improper handling, storage, or disposal of these materials could be time-consuming or costly.

Boundless Bio and any of its third-party manufacturers or suppliers and current or potential future collaborators may use biological materials, potent chemical agents, and hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety of the environment. Boundless Bio’s operations and the operations of its third-party manufacturers and suppliers also produce hazardous waste products. Federal, state, and local laws and regulations govern the use, generation, manufacture, storage, handling, and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair Boundless Bio’s product development efforts. In addition, neither Boundless Bio nor its third-party manufacturers and suppliers can eliminate the risk of accidental injury or contamination from these materials or wastes. Boundless Bio does not carry specific biological or hazardous waste insurance coverage, and its property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. In the event of contamination or injury at Boundless Bio’s or its manufacturers’ or suppliers’ sites, Boundless Bio could be held liable for damages or be penalized with fines in an amount exceeding its resources, and its clinical trials or regulatory approvals could be suspended. Although Boundless Bio maintains workers’ compensation insurance for certain costs and expenses, Boundless Bio may incur due to injuries to its employees resulting from work-related injuries, this insurance may not provide adequate coverage against potential liabilities. Boundless Bio does not maintain insurance for toxic tort claims that may be asserted against Boundless Bio in connection with the storage or disposal of biologic, hazardous, or radioactive materials.

In addition, Boundless Bio may incur substantial costs in order to comply with current or future environmental, health, and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair Boundless Bio’s research, development, or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could materially adversely affect Boundless Bio’s business, financial condition, results of operations, and prospects.

Business disruptions could seriously harm Boundless Bio’s future revenue and financial condition and increase its costs and expenses.

Boundless Bio’s operations and the operations of its suppliers, CROs, CMOs, and clinical sites could be subject to earthquakes, power shortages, telecommunications or infrastructure failures, cybersecurity incidents, physical security breaches, water shortages, floods, hurricanes, typhoons, blizzards and other extreme weather conditions, fires, public health pandemics or epidemics (including, for example, the COVID-19 pandemic), and other natural or manmade disasters or business interruptions, for which Boundless Bio is predominantly self-insured. If Boundless Bio continues to develop any ecDTx, Boundless Bio expects to rely on third-party manufacturers or suppliers to produce its ecDTx and its components and on CROs and clinical sites to conduct its clinical trials, and does not have a redundant source of supply for all components of its ecDTx. Boundless Bio’s ability to obtain clinical or, if approved, commercial, supplies of its ecDTx could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption, and its ability to commence, conduct or complete its clinical trials in a timely manner could be similarly adversely affected by any of the foregoing. In addition, Boundless Bio’s corporate headquarters is located in La Jolla, California near major earthquake faults and fire zones, and the ultimate impact on Boundless Bio of being located near major earthquake faults and fire zones and being consolidated in a certain geographical area is unknown. The occurrence of any of these business disruptions could seriously harm Boundless Bio’s operations and financial condition and increase its costs and expenses.

Unstable market and economic conditions and adverse developments with respect to financial institutions and associated liquidity risk may have serious adverse consequences on Boundless Bio’s business, financial condition, and stock price.

From time to time, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability including changes related to the U.S. and foreign governments in tariffs and trade policies affecting trade between the United States and other countries. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including geopolitical conflict in and around Ukraine and the Middle East, terrorism, or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the one in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. In addition, in 2023 the closures of financial institutions and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. Future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Boundless Bio’s general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment, changes in tariffs and trade policies or continued unpredictable and unstable market conditions. If the equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on Boundless Bio’s growth strategy, financial performance and stock price and could require Boundless Bio to delay or abandon clinical development plans. In addition, there is a risk that one or more of Boundless Bio’s current service providers, financial institutions, manufacturers, and other partners may be adversely affected by the foregoing risks, which could directly affect Boundless Bio’s ability to attain its operating goals on schedule and on budget.

International trade policies, including tariffs, sanctions, and trade barriers may adversely affect Boundless Bio’s business, financial condition, results of operations, and prospects.

Boundless Bio operates in a global economy, which includes utilizing third-party suppliers in countries outside the United States. There is inherent risk, based on the complex relationships among the U.S. and the countries in which Boundless Bio conducts its business, that political, diplomatic, and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect Boundless Bio’s business and operations. The current international trade and regulatory environment is subject to significant ongoing uncertainty. The U.S. government has announced substantial new tariffs affecting a wide range of products and jurisdictions and has indicated an intention to continue developing new trade policies, including with respect to the pharmaceutical industry. In response, certain foreign governments have announced or implemented retaliatory tariffs and other protectionist measures. These developments have created a dynamic and unpredictable trade landscape, which may adversely impact Boundless Bio’s business, results of operations, financial condition, and prospects.

Boundless Bio does not own or operate manufacturing facilities and has no plans to develop its own clinical or commercial-scale manufacturing capabilities. If the Merger is not completed and Boundless Bio continues to develop any ecDTx, Boundless Bio expects to continue to rely on third parties for the manufacture of its ecDTx and related raw materials and to package, label, ship, store, and distribute its ecDTx for clinical and preclinical development, and Boundless Bio intends to rely on third parties for such services for its commercial products if its ecDTx receives regulatory approval. Boundless Bio expects to work with some suppliers located outside of the United States if Boundless Bio continues to develop any ecDTx. Boundless Bio also may rely on specialized laboratory equipment, supplies and materials, all or part of which Boundless Bio believes may be ultimately sourced from multiple countries outside the United States, to advance its research and development efforts.

Current or future tariffs could result in increased research and development expenses, including with respect to increased costs associated with active pharmaceutical ingredients, raw materials, laboratory equipment, and other research materials and components. In addition, such tariffs could increase Boundless Bio’s supply chain complexity and could also potentially disrupt its existing supply chain. Trade restrictions affecting the import of materials necessary for clinical trials could result in delays to Boundless Bio’s development timelines. Increased development costs and extended development timelines could place Boundless Bio at a competitive disadvantage compared to companies operating entirely domestically or in regions with more favorable trade relationships and could reduce investor confidence, negatively impacting its ability to secure additional financing on favorable terms or at all. In addition, if Boundless Bio advances toward commercialization in the future, tariffs and trade restrictions could hinder its ability to establish cost-effective production capabilities, negatively impacting its growth prospects.

The complexity of announced or future tariffs may also increase the risk that Boundless Bio or its suppliers or future customers may be subject to civil or criminal enforcement actions in the United States or foreign jurisdictions related to compliance with trade regulations. Foreign governments may also adopt non-tariff measures, such as procurement preferences or informal disincentives to engage with, purchase from or invest in U.S. entities, which may limit Boundless Bio’s ability to compete internationally and attract non-U.S. investment, employees, customers, and suppliers. Foreign governments may also take other retaliatory actions against U.S. entities, such as decreased intellectual property protection, increased enforcement actions, or delays in regulatory approvals, which may result in heightened international legal and operational risks. In addition, the United States and other governments have imposed and may continue to impose additional sanctions, such as trade restrictions or trade barriers, which could restrict Boundless Bio from doing business directly or indirectly in or with certain countries or parties and may impose additional costs and complexity to Boundless Bio’s business.

Trade disputes, tariffs, restrictions and other political tensions between the United States and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability and economic recessions or downturns. The ultimate impact of current or future tariffs and trade restrictions remains uncertain and could materially and adversely affect Boundless Bio’s business, financial condition, results of operations and prospects. While Boundless Bio actively monitors these risks, any prolonged economic downturn, escalation in trade tensions, or deterioration in international perception of U.S.-based companies could materially and adversely affect Boundless Bio’s business, ability to access the capital markets or other financing sources, results of operations, financial condition, and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this proxy statement/prospectus.

Changes in tax law may materially adversely affect Boundless Bio’s financial condition, results of operations and cash flows, or adversely impact the value of an investment in Boundless Bio Common Stock.

New income, sales, use or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time, or interpreted, changed, modified, or applied adversely to Boundless Bio, any of which could adversely affect its business operations and financial performance. For example, in July 2025, the U.S. government enacted the OBBBA, which (along with other recent U.S. federal tax reform) has resulted in significant changes to the taxation of business entities including, among other changes, changes to the taxation of income derived from international operations, changes in the deduction and amortization of research and development expenditures, and limitations on the deductibility of business interest. Future guidance from the IRS and other tax authorities with respect to any legislation may affect Boundless Bio, and certain aspects of such legislation could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to Boundless Bio’s operations, and the deductibility of expenses, or future reform legislation could have a material impact on the value of Boundless Bio’s deferred tax assets, could result in significant one-time charges, and could increase Boundless Bio’s future U.S. tax expense.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about Boundless Bio’s business, its stock price and trading volume could decline.

The trading market for Boundless Bio Common Stock depends in part on the research and reports that securities or industry analysts publish about Boundless Bio, its business, its market, or its competitors. If one or more of the analysts who covers Boundless Bio downgrades its stock, or if Boundless Bio fails to meet the expectations of one or more of these analysts, its stock price would likely decline. If one or more of these analysts ceases to cover Boundless Bio or fails to regularly publish reports on Boundless Bio, interest in its stock could decrease, which could cause its stock price or trading volume to decline.

If Boundless Bio fails to maintain proper and effective internal control over financial reporting, its ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in Boundless Bio’s financial reporting, and the trading price of Boundless Bio Common Stock may decline.

Pursuant to Section 404 of the Sarbanes-Oxley Act, Boundless Bio’s management is required to report upon the effectiveness of its internal control over financial reporting, and when Boundless Bio loses its status as an “emerging growth company” and does not qualify as a non-accelerated filer, its independent registered public accounting firm will be required to attest to the effectiveness of its internal control over financial reporting. The rules governing the standards that must be met for Boundless Bio’s management to assess its internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. If

Boundless Bio or, if required, its auditors are unable to conclude that its internal control over financial reporting is effective, investors may lose confidence in Boundless Bio’s financial reporting and the trading price of Boundless Bio Common Stock may decline.

Boundless Bio cannot assure you that there will not be material weaknesses or significant deficiencies in its internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit Boundless Bio’s ability to accurately report its financial condition, results of operations or cash flows. If Boundless Bio is unable to conclude that its internal control over financial reporting is effective, or if its independent registered public accounting firm determines Boundless Bio has a material weakness or significant deficiency in its internal control over financial reporting once that firm begins its Section 404 reviews, investors may lose confidence in the accuracy and completeness of Boundless Bio’s financial reports, the market price of Boundless Bio Common Stock could decline, and Boundless Bio could be subject to legal proceedings or sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities. Failure to remedy any material weakness in Boundless Bio’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict its future access to the capital markets.

Boundless Bio could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for Boundless Bio because biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. If Boundless Bio faces such litigation, even if ultimately decided in its favor, it could result in substantial costs and a diversion of its management’s attention and resources, which could harm its business.

Risks Related to Serapha

Risks Related to Serapha’s Limited Operating History, Financial Position and Capital Requirements

Serapha is a clinical-stage genetic medicines company with a limited operating history on which to assess its business; Serapha has not completed any clinical trials, and it has no products approved for commercial sale, which may make it difficult to evaluate its current business and likelihood of success and viability.

Serapha is a clinical-stage genetic medicines company with limited operating history. Since its inception, Serapha has incurred operating losses with no corresponding revenue and has utilized substantially all of its resources to identify, license and develop its only product candidate, organize and staff its company and provide other general and administrative support for its operations. Serapha has no significant experience as a company in initiating, conducting or completing preclinical studies or clinical trials. In part because of this lack of experience, Serapha cannot be certain that its clinical trials and any future preclinical studies will begin or be completed on time, if at all. In addition, Serapha has not yet demonstrated an ability to obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on its behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions about Serapha’s future success or viability may not be as accurate as they could be if Serapha had a longer operating history.

In addition, as Serapha’s business grows, Serapha may encounter unforeseen expenses, restrictions, difficulties, complications, delays and other known and unknown factors. Serapha will need to transition at some point from a company with an early-stage clinical development focus to a company capable of supporting larger scale clinical trials and eventually commercial activities. Serapha may not be successful in such a transition.

Even if the Merger and the Serapha Pre-Closing Financing are successful, Serapha will require substantial additional capital to finance its operations in the future. If Serapha is unable to raise such capital when needed, or on acceptable terms, Serapha may be forced to delay, reduce and/or discontinue development of SERP-01 or its future commercialization efforts.

Developing biotechnology products is a long, time-consuming, expensive and uncertain process that takes years to complete. Serapha expects its expenses to increase in connection with its ongoing activities, particularly as Serapha conducts clinical trials of, and seeks regulatory approval for, SERP-01, conducts any future preclinical studies, advances discovery efforts with respect to future product candidates, and advances any future programs and product candidates that Serapha may license. Even if one or more of the product candidates that Serapha develops is approved for commercial sale, Serapha anticipates incurring significant costs associated with sales, marketing, manufacturing and distribution activities to launch any such product. Serapha’s expenses could increase beyond expectations if Serapha is required by the FDA or other regulatory agencies to perform preclinical studies or clinical trials in addition to or more expansive than those that Serapha currently anticipates. Because the design and outcome of Serapha’s planned and anticipated clinical trials are highly uncertain, Serapha cannot reasonably estimate the actual amount of funding that will be necessary to successfully complete the development and commercialization of any product candidate Serapha develops. Serapha’s future capital requirements depend on many factors, including but not limited to:

•	the scope, design, progress, results and costs of clinical development for SERP-01 and any discovery or preclinical and clinical development of future product candidates;

•	the cost and timing of completion of clinical and commercial-scale manufacturing activities;

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the costs and timing of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing Serapha’s intellectual property and proprietary rights, and defending intellectual property-related claims, including claims of infringement, misappropriation or other violations of third-party intellectual property;

•	the costs, timing and outcome of the regulatory review of Serapha’s product candidates and obtaining the requisite regulatory approvals;

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the costs of Serapha’s future commercialization activities, either on its own or in collaboration with others, including product sales, marketing, manufacturing, and distribution for any product candidate for which Serapha receives regulatory approval;

•	the revenue, if any, received from commercial sales of product candidates for which Serapha receives regulatory approval;

•

the success of Serapha’s current or future collaborations, including its collaboration with Shanghai Yaotang Biotechnology Co., Ltd. (also known as YolTech Therapeutics Co., Ltd.) (“YolTech”) pursuant to the Exclusive License Agreement (the “YolTech License Agreement”) with YolTech and other parties thereto;

•	Serapha’s ability to establish and maintain additional collaborations on favorable terms, if at all;

•	the extent to which Serapha acquires or in-licenses products, intellectual property and technologies;

•	the costs of operational, financial and management information systems and associated personnel; and

•	the costs of operating as a public company.

As a result, Serapha will require substantial additional funding to continue its operations. As of June 30, 2026, Serapha had cash of $138.0 million ($53.0 million after giving effect to the payment to YolTech for the upfront YolTech License Agreement fee of $85.0 million). Serapha’s existing cash balance, excluding the Serapha Pre-Closing Financing, will not be sufficient to sustain planned operations through at least twelve months from the issuance date of this proxy statement/prospectus. However, Serapha estimates that the net proceeds from the Serapha Pre-Closing Financing, together with its existing cash as of the date of this proxy statement/prospectus, will be sufficient to enable Serapha to fund its operating expenses and capital expenditure requirements into      . Even if the Merger and the Serapha Pre-Closing Financing are successful,

Serapha will still need to raise additional capital to continue to fund its operations in the future. If Serapha is unable to raise additional capital when needed, that could raise substantial doubt about Serapha’s ability to continue as a going concern.

Serapha may be required to seek additional funds sooner than planned through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources, and adequate additional financing may not be available to Serapha on acceptable terms, or at all. Such financing may dilute Serapha’s stockholders, or the failure to obtain such financing may restrict Serapha’s operating activities. Any additional fundraising efforts may divert Serapha’s management from their day-to-day activities, which may adversely affect Serapha’s business. To the extent that Serapha raises additional capital through the sale of equity or convertible debt securities, the ownership interest of Serapha’s stockholders will be diluted, and the terms may include liquidation or other preferences and anti-dilution protections that adversely affect the rights of Serapha’s stockholders. Debt financing may result in the imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect Serapha’s business. If Serapha raises additional funds through upfront payments or milestone payments pursuant to current or future collaborations with third parties, Serapha may have to relinquish valuable rights to Serapha’s product candidates, or grant licenses on terms that are not favorable to Serapha. Serapha’s ability to raise additional capital may be adversely impacted by global macroeconomic conditions, including geopolitical instability and changes in trade policy and tariffs, and volatility in the credit and financial markets in the United States and worldwide. Serapha’s failure to raise capital as and when needed or on acceptable terms would have a negative impact on Serapha’s financial condition and Serapha’s ability to pursue its business strategy, and Serapha may have to delay, reduce the scope of, suspend or eliminate one or more of its product candidates, clinical trials or future commercialization efforts or cease Serapha’s operations.

Serapha expects to continue to incur losses for the foreseeable future and may not be able to achieve or sustain profitability in the future. Serapha has no products approved for sale, has not generated any revenue from its product candidates and may never generate revenue or become profitable.

Investment in biotechnology product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risks that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. Serapha has no products approved for commercial sale, has not generated any revenue from product sales to date, and continues to incur significant research and development and other expenses related to Serapha’s ongoing operations. Serapha does not expect to generate product revenue unless or until Serapha successfully completes preclinical and clinical development and obtains regulatory approval of, and then successfully commercializes, at least one of its product candidates.

Serapha may never succeed in these activities and, even if it does, may never generate revenues that are significant or large enough to achieve profitability. If Serapha is unable to raise sufficient additional capital to advance a product candidate to commercialization or generate sufficient revenue through the sale of any approved products, Serapha may be unable to continue operations without additional funding.

Serapha has incurred significant net losses in each period since it commenced operations in April 2026. Serapha generated net losses of $170.1 million for the period from April 2, 2026 (inception) to June 30, 2026. As of June 30, 2026, Serapha had an accumulated deficit of $170.1 million. Serapha expects to continue to incur losses for the foreseeable future. Serapha’s operating expenses and net losses may fluctuate significantly from quarter to quarter and year to year. Serapha anticipates that its expenses will increase substantially if and as Serapha:

•	advances its existing and any future product candidates through preclinical and clinical development;

•	seeks to identify additional product candidates;

•	maintains, expands, enforces, defends and protects Serapha’s intellectual property portfolio;

•	seeks, obtains and maintains regulatory approvals for Serapha’s product candidates;

•	seeks to identify, establish and maintain additional collaborations and license agreements;

•	makes milestone payments to YolTech under the YolTech License Agreement, and under any additional future collaboration or license agreements that Serapha enters into;

•

ultimately establishes a sales, marketing and distribution infrastructure to commercialize any drug products for which Serapha may obtain regulatory approval, either on its own or in collaboration with others;

•	generates revenue from commercial sales of product candidates for which Serapha receives regulatory approval, if any;

•	hires additional personnel, including research and development, clinical and commercial personnel;

•	adds operational, financial and management information systems personnel, including personnel to support Serapha’s product development;

•	acquires or in-licenses products, intellectual property and technologies;

•	establishes clinical and commercial-scale current good manufacturing practice (“cGMP”) capabilities through third parties or Serapha’s own manufacturing facility; and

•	operates as a public company.

In addition, Serapha’s expenses will increase if, among other things, it is required by the FDA or other regulatory authorities to perform clinical trials or studies in addition to, or different than, those that Serapha currently anticipates, there are any delays in completing Serapha’s clinical trials or the development of any of its product candidates, or there are any third-party challenges to Serapha’s intellectual property or Serapha needs to defend against any intellectual property-related claim.

Even if Serapha obtains regulatory approval for, and is successful in commercializing, one or more of Serapha’s product candidates, Serapha expects to incur substantial additional research and development and other expenditures to develop and market additional product candidates and/or to expand the approved indications of any marketed product. Serapha may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of Serapha’s future net losses will depend, in part, on the rate of future growth of Serapha’s expenses and its ability to generate revenue.

Serapha’s failure to become profitable would decrease its value and could impair its ability to raise capital, maintain its research and development efforts, expand its business and/or continue its operations. A decline in the value of the Combined Company’s stock could also cause stockholders to lose all or part of their investment.

Risks Related to Serapha’s Discovery, Development and Commercialization

Serapha faces competition from entities that have developed or may develop product candidates for the diseases addressed by Serapha’s product candidates.

The development and commercialization of drugs is highly competitive, particularly in the field of genetic medicines and in the treatment of alpha-1 antitrypsin deficiency (“AATD”). SERP-01, if approved, will face significant competition and Serapha’s failure to effectively compete may prevent Serapha from achieving significant market penetration. Serapha competes with a variety of multinational biopharmaceutical companies, specialized biotechnology companies and emerging biotechnology companies, including companies that market approved augmentation therapies for AATD, such as Grifols, S.A., Takeda Pharmaceutical Company Limited and CSL Behring, companies developing genetic medicines for AATD, such as Beam Therapeutics Inc., CRISPR Therapeutics AG, Prime Medicine, Inc. and Tessera Therapeutics, Inc. (in collaboration with Regeneron Pharmaceuticals, Inc.), companies pursuing RNA-based approaches, such as Wave Life Sciences Ltd. and Arrowhead Pharmaceuticals, Inc. (in collaboration with Takeda Pharmaceutical Company Limited), as well as academic institutions, governmental agencies, and public and private research institutions, among others. Many of the companies with which Serapha is currently competing or will compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and regulatory-approved products than Serapha does, and are further along in the clinical development and/or commercialization process. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of Serapha’s competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. For example, several of Serapha’s competitors are collaborations between larger pharmaceutical companies and genetic-medicines companies, including the collaborations between Regeneron Pharmaceuticals, Inc. and Tessera Therapeutics, Inc., and between Takeda Pharmaceutical Company Limited and Arrowhead Pharmaceuticals, Inc. These competitors also compete with Serapha in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, raising capital, patient registration for clinical trials, establishing and defending rights to intellectual property, as well as in acquiring technologies complementary to, or necessary for, Serapha’s product candidates.

Serapha’s competitors have developed or are developing, and may in the future develop, product candidates or products competitive with Serapha’s product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any potential new treatments, including those currently under clinical development. Serapha’s success will depend partially on its ability to develop and commercialize products that have a competitive safety, efficacy, dosing and/or presentation profile. Serapha’s commercial opportunity and success will be reduced or eliminated if competing products are safer, more effective, have a more attractive dosing profile or presentation or are less expensive than the products Serapha develops, or if Serapha’s competitors develop competing products or biosimilars that enter the market more quickly than Serapha does and are able to gain market acceptance. Conversely, the lack of commercial success of other competing therapies may raise concerns about the financial viability of Serapha’s product candidates.

In addition, because of the competitive landscape for genetic diseases, including AATD, Serapha may also face competition for establishing trial sites and clinical trial enrollment. Patient enrollment will depend on many factors, including if potential clinical trial patients choose to undergo treatment with approved products or enroll in competitors’ ongoing clinical trials for product candidates that are under development for the same indications as Serapha’s product candidates. An increase in the number of approved products for the indications Serapha is targeting with its product candidates will likely further exacerbate this competition. Serapha’s inability to enroll a sufficient number of patients could, among other impacts, delay Serapha’s development timeline, which may further harm Serapha’s competitive position.

SERP-01 is in the clinical stages of development and SERP-01 and Serapha’s future product candidates may fail in development or suffer delays that materially and adversely affect Serapha’s viability. If Serapha or its current or future collaborators are unable to complete development of or commercialize Serapha’s product candidates, or experience significant delays in doing so, Serapha’s business will be materially harmed.

Serapha has no commercially approved products. SERP-01 is in the clinical stages of development, and Serapha has not completed any clinical trials. As a result, Serapha expects it will be many years before Serapha commercializes any product candidate, if ever. Serapha’s ability to achieve and sustain profitability depends on obtaining regulatory approvals for, and successfully commercializing, Serapha’s product candidates, either alone or with third parties, and Serapha cannot guarantee you that it will ever obtain regulatory approval for any of its product candidates. Serapha has not yet demonstrated its ability to complete any clinical trials, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on Serapha’s behalf, or conduct sales and marketing activities necessary for successful product commercialization. Before obtaining regulatory approval for the commercial distribution of any product candidate, Serapha or an existing or future collaborator must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of the product candidate.

Serapha or its collaborators may experience delays in initiating or completing preclinical studies or clinical trials. Serapha or its collaborators also may experience numerous unforeseen events during, or as a result of, any future preclinical studies or clinical trials that Serapha could conduct that could delay or prevent Serapha’s ability to receive regulatory approval or commercialize its product candidates, including:

•

regulators, such as the FDA, institutional review boards (“IRBs”) or comparable foreign regulatory authorities, may not authorize Serapha or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•

Serapha may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations (“CROs”), the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•

clinical trial sites may deviate from the trial protocol, fail to conduct trials in a compliant manner or drop out of a trial, which may require that Serapha add new clinical trial sites or investigators or otherwise negatively impact the timing or integrity of Serapha’s clinical trial(s);

•

clinical trials of any product candidate may fail to show safety or efficacy, or may produce negative or inconclusive results and Serapha may decide, or regulators may require Serapha, to conduct additional preclinical studies or clinical trials or Serapha may decide to abandon a product candidate;

•

the number of subjects required for clinical trials of any product candidates may be larger than Serapha anticipates, enrollment in these clinical trials may be slower than Serapha anticipates or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than Serapha anticipates;

•

Serapha’s third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Serapha in a timely manner, or at all, or may deviate from the clinical trial protocol or suffer other quality or performance issues that negatively impact the timing or integrity of Serapha’s clinical trial(s);

•

Serapha may elect to, or regulators, IRBs or ethics committees may require, that Serapha or its investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants in Serapha’s clinical trials are being exposed to unacceptable health risks;

•	the cost of clinical trials of any of Serapha’s product candidates may be greater than Serapha anticipates;

•

the quality of Serapha’s product candidates or other materials necessary to conduct clinical trials of Serapha’s product candidates may be inadequate to initiate or successfully complete a given clinical trial;

•	Serapha may be unable to manufacture sufficient quantities of its product candidates for use in clinical trials;

•	reports from clinical testing of other therapies may raise safety or efficacy concerns about Serapha’s product candidates;

•

Serapha may fail to establish an appropriate safety profile for a product candidate based on clinical or preclinical data for such product candidates as well as data emerging from other therapies in the same class as Serapha’s product candidates; and

•

the FDA or other regulatory authorities may require Serapha to submit additional data, such as long-term toxicology studies, or impose other requirements before permitting Serapha to initiate a clinical trial.

Commencing clinical trials in the United States is subject to acceptance by the FDA of an investigational new drug application (“IND”) and finalizing the trial design based on discussions with the FDA. Commencing clinical trials in jurisdictions outside of the United States is similarly subject to acceptance by the applicable regulatory authority of clinical trial documentation following discussions with such authority. In the event that the FDA or other applicable regulatory authority requires Serapha to complete additional preclinical studies or Serapha is required to satisfy other FDA or foreign regulatory authority requests prior to commencing clinical trials, the start of Serapha’s first clinical trial for a product candidate may be delayed. Although the FDA has cleared the IND permitting the initiation of the U.S. Phase 2/3 clinical trial of SERP-01, the FDA may impose a clinical hold or require additional information, studies or protocol modifications before or after the trial commences. Even after Serapha receives and incorporates guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree as to whether Serapha has satisfied their requirements to commence any clinical trial or change their position on the acceptability of Serapha’s trial design or the clinical endpoints selected, which may require Serapha to complete additional preclinical studies or clinical trials, delay the enrollment of Serapha’s clinical trials or impose stricter approval conditions than Serapha currently expects. There are analogous processes and risks applicable to clinical trial applications in other countries.

Serapha may not have the financial resources to continue development of its product candidates if Serapha experiences any issues that delay or prevent regulatory approval of, or Serapha’s ability to commercialize, its product candidates. Serapha or its current or future collaborators’ inability to complete development of, or commercialize, Serapha’s product candidates, or significant delays in doing so, could have a material and adverse effect on Serapha’s business, financial condition, results of operations and prospects.

Serapha is substantially dependent on the success of SERP-01, and Serapha’s anticipated future clinical trials of such product candidate may not be successful.

Serapha’s future success is substantially dependent on its ability to timely obtain regulatory approval for, and then successfully commercialize, SERP-01. Serapha is initially investing a majority of its efforts and financial resources into the research and development of this product candidate. Serapha intends to initiate a U.S. Phase 2/3 clinical trial of SERP-01 in patients with AATD, building on the ongoing investigator-initiated trial of SERP-01 being conducted at Renji Hospital in Shanghai, China, in collaboration with Hannover Medical School in Hanover, Germany. In March 2026, the FDA cleared the IND for SERP-01 submitted by YolTech, permitting the U.S. Phase 2/3 clinical trial of SERP-01. In August 2026, pursuant to the YolTech License Agreement, YolTech transferred sponsorship of the IND to Serapha, and Serapha currently expects to initiate that trial in late 2026 or early 2027. Clearance of an IND does not mean that the FDA has agreed with Serapha’s proposed trial design, dose selection or endpoints, that the trial will be initiated or completed on Serapha’s anticipated timeline, or that any resulting data will be adequate to support registration. The success of SERP-01 is dependent on SERP-01 achieving a precise, durable correction of the SERPINA1 E342K (Z) mutation in hepatocytes that restores production of functional M-AAT and reduces misfolded Z-AAT, with an acceptable safety and tolerability profile. To the extent Serapha does not observe adequate and durable restoration of functional serum AAT, or does not observe an acceptable safety, tolerability, pharmacokinetic and pharmacodynamic profile, in Serapha’s planned clinical trials of SERP-01 or in additional clinical trials, it would significantly and adversely affect the clinical and commercial potential of SERP-01.

Serapha’s product candidates will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, substantial investment and significant marketing efforts before Serapha generates any revenues from product sales. Serapha is not permitted to market or promote these product candidates, or any other product candidates, before Serapha receives regulatory approval from the FDA and comparable foreign regulatory authorities, and Serapha may never receive such regulatory approvals.

The success of Serapha’s product candidates will depend on a variety of factors. Serapha does not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to Serapha’s intellectual property rights, potential threats from the intellectual property rights of third parties and the manufacturing, marketing, distribution and sales efforts of any current or future collaborator. Accordingly, Serapha cannot assure you that it will ever be able to generate revenue through the sale of these product candidates, even if approved. If Serapha is not successful in obtaining regulatory approval and commercializing SERP-01 or future product candidates, or is significantly delayed in doing so, Serapha’s business will be materially harmed.

SERP-01 is based on a novel base-editing technology, and few genome-editing products have been approved, which makes the likelihood, timing and cost of successful development, regulatory approval and commercialization uncertain.

SERP-01 uses in vivo adenine base editing, a novel form of genome editing, to make a permanent change to a patient’s DNA. Genome editing is a relatively new technology, and only a limited number of genome-editing or gene therapy products have been approved by the FDA or comparable foreign regulatory authorities to date. As a result, there is limited long-term clinical experience with, and an evolving regulatory framework for, products of this kind, and the FDA and comparable foreign regulatory authorities may apply new or additional requirements, or lengthy and unpredictable review processes, to SERP-01. Adverse developments, clinical setbacks, safety concerns or negative regulatory determinations involving other companies’ genome-editing or gene therapy product candidates, even if unrelated to SERP-01, could adversely affect the perception and regulatory treatment of SERP-01, increase regulatory scrutiny of Serapha’s programs, and harm Serapha’s ability to develop and commercialize SERP-01.

SERP-01 is designed to make a permanent, one-time edit to a patient’s genome that cannot be reversed, and any adverse effects may be irreversible and could persist for the life of the patient.

SERP-01 is administered as a single, one-time intravenous course of treatment and is designed to make a permanent change to the SERPINA1 gene in a patient’s hepatocytes. Unlike therapies that are administered on a chronic basis and can be discontinued if a patient experiences adverse effects, the genomic changes made by SERP-01 cannot be removed, corrected or reversed once they have occurred. If unexpected, serious or long-term adverse effects emerge, whether from the intended edit, from unintended edits, from the base-editing machinery or from the delivery system, Serapha may be unable to reverse or mitigate those effects, and affected patients could suffer serious harm that persists for the remainder of their lives. The irreversible nature of SERP-01 may also make patients, clinicians, institutional review boards and regulators more cautious about initiating clinical trials or adopting the product, if approved, and could increase Serapha’s exposure to product liability claims.

If Serapha does not achieve its projected development objectives in the time frames Serapha announces and expects, the commercialization of its product candidates may be delayed, which may harm Serapha’s reputation and prospects, increase its expenses and cause the Combined Company’s stock price to decline.

From time to time, Serapha estimates the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which Serapha sometimes refers to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials, such as the expected timing for the initiation of Serapha’s U.S. Phase 2/3 clinical trial of SERP-01 in patients with AATD, which Serapha currently expects to initiate in late 2026 or early 2027, the timing for receipt of clinical data from Serapha’s clinical trials of SERP-01 and the timing for the submission of regulatory filings. From time to time, Serapha may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to Serapha’s estimates, in many cases for reasons beyond Serapha’s control. If Serapha does not meet these milestones as publicly announced, or at all, Serapha’s prospects and reputation may be adversely affected and the Combined Company’s stock price may decline. Additionally, delays relative to Serapha’s projected timelines are likely to cause overall expenses to increase, which may require Serapha to raise additional capital sooner than expected and prior to achieving targeted development milestones.

Serapha’s projections regarding the market opportunities for its product candidates may not be accurate, and the actual market for Serapha’s products may be smaller than Serapha estimates.

The precise incidence and prevalence for all the conditions Serapha aims to address with its product candidates are unknown. Serapha’s projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with Serapha’s product candidates, are based on Serapha’s beliefs and estimates. These estimates have been derived from a variety of sources, including sales of Serapha’s competitors, scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect in general, or as to their applicability to Serapha. Further, new trials may change the estimated incidence or prevalence of these diseases. The total addressable market across all of Serapha’s product candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final labeling for each of Serapha’s product candidates approved for sale for these indications, the ability of Serapha’s product candidates to improve on the safety, convenience, cost and efficacy of competing therapies or therapies in development, acceptance by the medical community and patients, drug pricing and reimbursement.

Serapha intends to initially seek regulatory approval of SERP-01 as a treatment for patients with the severe, PiZZ form of AATD. The number of patients in the United States and other major markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with Serapha’s product candidates or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect Serapha’s business, financial condition, results of operations and prospects. Serapha may be unable to penetrate the existing AATD market and successfully commercialize its product candidates, if approved. Further, even if Serapha obtains significant market share for Serapha’s product candidates, because some of its potential target populations are very small, Serapha may never achieve profitability despite obtaining such significant market share.

In addition, the market for AATD therapies may fail to continue its growth, or may shrink, which could affect the commercial viability of Serapha’s product candidates and could negatively impact revenues from any approved products. For example, the market for existing augmentation therapies may contract, and this could cause Serapha’s business to be negatively impacted.

Clinical development involves a lengthy and expensive process that is subject to delays and with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results. If Serapha’s clinical trials and any future preclinical studies are not sufficient to support regulatory approval of any of its product candidates, Serapha may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.

Before obtaining regulatory approval from regulatory authorities for the sale of any product candidate, Serapha must conduct extensive clinical trials to demonstrate the safety and efficacy of Serapha’s product candidate in humans. Serapha’s clinical trials may not be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. A failure of one or more clinical trials can occur at any clinical trial phase. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their product candidates.

Serapha cannot be sure that the FDA or comparable foreign regulatory authorities will agree with Serapha’s clinical development plans. If the FDA or comparable foreign regulatory authorities require Serapha to conduct additional trials or enroll additional patients, Serapha’s development timelines may be delayed. Although the FDA cleared the IND for SERP-01 permitting initiation of a U.S. Phase 2/3 clinical trial, Serapha cannot be sure that other submissions of an IND, or clearance of an IND, or similar foreign applications will result in the FDA or comparable foreign regulatory authorities, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Events that may prevent successful or timely initiation or completion of clinical trials include: inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation or continuation of clinical trials; delays in reaching a consensus with regulatory authorities on study design or implementation of the clinical trials; delays or failure in obtaining regulatory authorization to commence a trial; delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites; delays in identifying, recruiting and training suitable clinical investigators; delays in obtaining required IRB approval or positive ethics committee opinions at each clinical trial site; delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of Serapha’s product candidates for use in clinical trials or the inability to do any of the foregoing; failure by Serapha’s CROs, other third parties or Serapha to adhere to clinical trial protocols; failure to perform in accordance with the FDA’s or any other regulatory authority’s good clinical practice (“GCP”) requirements or regulatory guidelines; changes to the clinical trial protocols; clinical sites deviating from trial protocol or dropping out of a trial; changes in regulatory requirements, guidance or clinical trial plans that require amending or submitting new clinical protocols; selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data; transfer of manufacturing processes to new or larger-scale facilities and delays or failure by Serapha’s contract development manufacturing organizations (“CDMOs”) or Serapha to make any necessary changes to such manufacturing process; and third parties being unwilling or unable to satisfy their contractual obligations to Serapha.

Serapha could also encounter delays if a clinical trial is suspended or terminated by Serapha, by the IRBs or ethics committees of the institutions in which such clinical trials are being conducted, by the Data Safety Monitoring Board, if any, for such clinical trial or by the FDA or comparable foreign regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Serapha’s clinical trial protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from the product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If Serapha is required to conduct additional clinical trials or other testing of its product candidates beyond those that Serapha currently contemplates, if Serapha is unable to successfully complete clinical trials of its product candidates, if the results of these trials are not positive or are only moderately positive or if there are safety concerns, Serapha’s business and results of operations would be adversely affected.

Serapha may find it difficult to enroll and maintain patients in its clinical trials, in part due to the limited number of patients and significant competition for patients who have the diseases for which SERP-01 is being developed. If Serapha encounters difficulties enrolling patients in its expected clinical trial of SERP-01 or other future clinical trials, Serapha’s clinical development activities could be delayed or otherwise adversely affected.

Serapha may experience difficulties in patient enrollment in its future clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on Serapha’s ability to enroll a sufficient number of patients who remain in the trial until its conclusion. In particular, because Serapha is initially focused on developing product candidates for indications for which there is significant competition for recruiting patients, Serapha may encounter challenges for patient enrollment when Serapha commences clinical trials for its product candidates. Further, plasma-derived augmentation therapy is the current approved treatment option directed at the underlying AAT deficiency, other genetic-medicine and RNA-based product candidates for AATD are in clinical development, and patients may decide, or physicians may recommend, to use approved treatments or to enroll in competitors’ clinical trials instead of enrolling in Serapha’s clinical trials.

The enrollment of patients in future trials for any of Serapha’s product candidates will depend on many factors, including:

•	size and nature of the patient population;

•	severity of the disease under investigation;

•	availability and efficacy of approved drugs for the disease under investigation;

•	patient eligibility and exclusion criteria for the trial in question;

•	patients’ and clinicians’ perceived risks and benefits of the product candidate under study;

•

if patients choose to enroll in clinical trials, rather than using approved products, or if Serapha’s competitors have ongoing clinical trials for product candidates that are under development for the same indications as Serapha’s product candidates, and patients instead enroll in such clinical trials;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective patients; and

•	continued enrollment of prospective patients by clinical trial sites.

Additionally, the number of patients required for clinical trials of Serapha’s product candidates may be larger than Serapha anticipates. Even if Serapha is able to enroll a sufficient number of patients for its future clinical trials, Serapha may have difficulty maintaining patients in its clinical trials. Serapha’s inability to enroll or maintain a sufficient number of patients would result in significant delays in completing clinical trials or receipt of regulatory approvals and increased development costs or may require Serapha to abandon one or more clinical trials altogether, which could cause Serapha’s value to decline, limit its ability to obtain additional financing and otherwise harm Serapha’s prospects.

Preliminary, “topline” or interim data from Serapha’s clinical trials that Serapha announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures.

From time to time, Serapha may publicly disclose preliminary or topline data from its future preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data. The results and related findings and conclusions are subject to change following a more comprehensive review of the data. Serapha also makes assumptions, estimations, calculations and conclusions as part of its analyses of these data without the opportunity to fully and carefully evaluate complete data. As a result, the preliminary or topline results that Serapha reports may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated or subsequently made subject to audit and verification procedures.

Any preliminary or topline data should be viewed with caution until the final data are available. From time to time, Serapha may also disclose interim data from its future preclinical studies and clinical trials. Interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from Serapha’s clinical trials continue other treatments. Further, others, including regulatory authorities, may not accept or agree with Serapha’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular product candidate, the approvability or commercialization of the particular product candidate and of Serapha as a company. In addition, the information Serapha chooses to publicly disclose regarding a particular preclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what Serapha determines is material or otherwise appropriate information to include in Serapha’s disclosure. As a result, you or others may have reached different conclusions based on such extensive information in comparison to Serapha’s publicly disclosed conclusion regarding a particular preclinical study or clinical trial. If the preliminary, topline or interim data that Serapha reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Serapha’s ability to obtain approval for, and commercialize, Serapha’s product candidates may be harmed, which could harm Serapha’s business, operating results, prospects or financial condition.

Serapha’s future clinical trials or those of its current or future collaborators may reveal significant adverse events or undesirable side effects not observed in previously conducted preclinical studies or clinical trials and may result in a safety profile that could halt clinical development, inhibit regulatory approval or limit commercial potential or market acceptance of any of Serapha’s product candidates.

Results of Serapha’s clinical trials could reveal a high or unacceptable severity and prevalence of side effects, adverse events or unexpected characteristics. Serapha has not yet completed any clinical trials in humans. If significant adverse events or other side effects are observed in any of Serapha’s future clinical trials, Serapha may have difficulty recruiting patients to such trials, patients may drop out of Serapha’s trials, or Serapha may be required to abandon the trials or Serapha’s development efforts of one or more product candidates altogether. For example, clinical trials of LNP-delivered base-editing product candidates have reported adverse events following dosing, including transient elevations in liver enzymes, some of which have been severe, and it is possible that patients in Serapha’s future clinical trials could exhibit hepatic or other adverse events, including adverse events attributable to the base-editing mechanism, the lipid nanoparticle delivery system or unintended off-target or bystander edits, that were not observed in the small number of patients dosed to date. Serapha, the FDA or other applicable regulatory authorities, or an IRB or ethics committee, may suspend any clinical trials of any product candidate at any time for various reasons, including a belief that subjects or patients in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential products developed in the biotechnology industry that initially showed therapeutic promise in early-stage studies and trials have later been found to cause side effects that prevented their further development. Other potential products have shown side effects in preclinical studies, which side effects do not present themselves in clinical trials in humans. Even if the side effects do not preclude the product candidate from obtaining or maintaining regulatory approval, undesirable side effects may inhibit market acceptance of the approved product due to SERP-01’s tolerability versus other therapies. Treatment-emergent adverse events could also affect patient recruitment or the ability of enrolled subjects to complete Serapha’s clinical trials or could result in potential product liability claims. Potential side effects associated with Serapha’s product candidates may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from Serapha’s product candidates may not be normally encountered in the general patient population and by medical personnel. Any of these occurrences could harm Serapha’s business, financial condition, results of operations and prospects significantly.

In addition, even if Serapha successfully advances its product candidates or any future product candidate through clinical trials, such trials will only include a limited number of patients and limited duration of exposure to Serapha’s product candidates. As a result, Serapha cannot be assured that adverse effects of Serapha’s product candidates will not be uncovered when a significantly larger number of patients are exposed to the product candidate after approval. Further, any clinical trials may not be sufficient to determine the effect and safety consequences of using Serapha’s product candidates over a multi-year period.

If any of the foregoing events occur or if one or more of Serapha’s product candidates prove to be unsafe, Serapha’s entire pipeline could be affected, any of which would have a material adverse effect on Serapha’s business, financial condition, results of operations and prospects.

Serapha may expend its limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

Because Serapha has limited financial and managerial resources, Serapha is focusing its research and development efforts on its only product candidate, SERP-01. As a result, Serapha may forgo or delay pursuit of opportunities with other product candidates that later prove to have greater commercial potential. Serapha’s resource allocation decisions may cause Serapha to fail to capitalize on viable commercial products or profitable market opportunities. Serapha’s spending on current and future research and development product candidates for specific indications may not yield any commercially viable product candidates. If Serapha does not accurately evaluate the commercial potential or target market for a particular product candidate, Serapha may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for Serapha to retain sole development and commercialization rights to such product candidate. In addition, Serapha may select product candidates amongst a variety of potential product candidates, and the product candidates Serapha selects may fail to be viable commercial products or the product candidates Serapha does not select may have a greater likelihood of success.

Even if SERP-01 or any future product candidates are approved, such products may not achieve adequate market acceptance among clinicians, patients, healthcare third-party payors and others in the medical community necessary for commercial success and Serapha may not generate any future revenue from the sale or licensing of such products.

Even if regulatory approval is obtained for SERP-01 or one of Serapha’s future product candidates, Serapha may not gain market acceptance among physicians, healthcare professionals, patients, healthcare payors or the medical community. Serapha may not generate or sustain revenue from sales of the product due to factors such as whether the product can be sold at a competitive cost and whether it will otherwise be accepted in the market. Market acceptance will depend on many factors, including factors that are not within Serapha’s control. The only approved therapies directed at the underlying AAT deficiency are plasma-derived augmentation therapies, and a number of companies are developing genetic medicines and RNA-based product candidates for AATD, several of which are more advanced in clinical development than SERP-01. SERP-01 is a novel, one-time, in vivo genome-editing therapy that makes a permanent change to a patient’s DNA, and market participants with significant influence over acceptance of new treatments, such as clinicians and third-party payors, may be hesitant to adopt a permanent, irreversible genome-editing therapy, or may prefer chronic therapies that can be discontinued, for Serapha’s targeted indication, and Serapha may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any product candidates developed by Serapha or its existing or future collaborators. Market acceptance of Serapha’s product candidates may be negatively impacted by potential poor performance of Serapha’s competitors, including the occurrence of serious adverse events in such competitors’ clinical trials or failure by such competitors to obtain and maintain regulatory approval for their product candidates. Additionally, Serapha’s predictions regarding market acceptance or competitive profile with respect to SERP-01 may not be accurate and other competitive products may instead gain and hold the applicable market. Sales of medical products also depend on the willingness of clinicians to prescribe the treatment. Serapha cannot predict whether clinicians, clinicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that Serapha’s product is safe, therapeutically effective, cost-effective or less burdensome as compared with competing treatments. If any current or future product candidate is approved but does not achieve an adequate level of acceptance by such parties, Serapha may not generate or derive sufficient revenue from that product candidate and may not become or remain profitable.

Serapha may plan to conduct clinical trials for product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.

YolTech is conducting the ongoing investigator-initiated trial at Renji Hospital in Shanghai, China, in collaboration with Hannover Medical School in Hanover, Germany, evaluating the safety, tolerability and pharmacodynamic activity of SERP-01 in patients with PiZZ AATD, and Serapha may choose to conduct one or more of its future clinical trials outside the United States in whole or in part. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws,

FDA acceptance of the data will depend on Serapha’s determination that the trials also complied with all applicable U.S. laws and regulations. Many foreign regulatory authorities have similar requirements for clinical data gathered outside of their respective jurisdictions. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the relevant jurisdiction, as applicable. If the FDA or any comparable foreign regulatory authority does not accept such data, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt Serapha’s development of the applicable product candidates or delay or prevent regulatory approval for commercialization in the applicable jurisdiction. Even if the FDA or any comparable foreign regulatory authority accepted such data, it could require Serapha to modify its planned clinical trials to receive clearance to initiate such trials in the United States or the relevant jurisdiction, as applicable, or to continue such trials once initiated.

Further, conducting international clinical trials presents additional risks that may delay completion of Serapha’s clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs that could restrict or limit Serapha’s ability to conduct its clinical trials, the administrative burdens of conducting clinical trials under multiple sets of foreign regulations, foreign exchange fluctuations, diminished protection of intellectual property in some countries, as well as political and economic risks relevant to foreign countries.

Risks Related to Serapha’s Reliance on Third Parties

Serapha relies on collaborations and licensing arrangements with third parties, including YolTech. If Serapha is unable to maintain these collaborations or licensing arrangements, or if these collaborations or licensing arrangements are not successful, Serapha’s business could be negatively impacted.

Serapha relies on its collaboration with a third party, YolTech, for the rights necessary to develop and commercialize SERP-01 outside of Greater China. In the future, Serapha could also rely on additional licensing arrangements with third parties. For example, Serapha has entered into the YolTech License Agreement. However, YolTech could terminate the YolTech License Agreement under certain circumstances, including Serapha’s failure to make any payments owed to YolTech under the agreement or any uncured material breach of the agreement by Serapha, as well as certain patent challenges by Serapha or its affiliates or sublicensees, or specified periods of inactivity, in which event Serapha may lose intellectual property rights and may not be able to develop or commercialize SERP-01.

Collaborations or licensing arrangements that Serapha enters into may not be successful, and any success will depend heavily on the efforts and activities of such collaborators or licensors. If any of Serapha’s collaborators or licensors experiences delays in performance of, or fails to perform, their obligations under their agreement with Serapha, disagrees with Serapha’s interpretation of the terms of such agreement or terminates their agreement with Serapha, Serapha’s pipeline and product candidates and development timeline could be adversely affected. If Serapha fails to comply with any of the obligations under its collaborations or license agreements, including payment terms and diligence terms, Serapha’s collaborators or licensors may have the right to terminate such agreements, in which event Serapha may lose intellectual property rights and may not be able to develop, manufacture, market or sell the products covered by Serapha’s agreements or may face other penalties under Serapha’s agreements. Serapha’s collaborators and licensors may also fail to properly maintain or defend the intellectual property Serapha has licensed from them, if required by Serapha’s agreement with them, leading to the potential invalidation of Serapha’s intellectual property, or they may even infringe upon Serapha’s intellectual property rights, any of which could subject Serapha to litigation or arbitration, which would be time-consuming and expensive and could harm Serapha’s ability to commercialize its product candidates. In addition, collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Serapha’s product candidates and products if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Serapha’s.

As part of Serapha’s strategy, Serapha plans to evaluate additional opportunities to enhance its capabilities and expand its development pipeline or add development or commercialization capabilities. Serapha may not realize the benefits of such collaborations, alliances or licensing arrangements. Any of these relationships may require Serapha to incur non-recurring and other charges, increase Serapha’s near- and long-term expenditures, issue securities that dilute the Combined Company’s existing stockholders or disrupt Serapha’s management and business.

Serapha may face significant competition in attracting appropriate collaborators, and more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that Serapha considers attractive. These companies may have a competitive advantage over Serapha due to their size, financial resources and greater clinical development and commercialization capabilities. In addition, companies may be unwilling to assign or license rights to Serapha, whether they perceive Serapha to be a competitor or for other reasons. Whether Serapha reaches a definitive agreement for a collaboration will depend, among other things, upon Serapha’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Collaborations are complex and time-consuming to negotiate, document and execute. In addition, consolidation among large pharmaceutical and biotechnology companies has reduced the number of potential future collaborators. Serapha may not be able to negotiate additional collaborations on a timely basis, on acceptable terms or at all. If Serapha fails to enter into collaborations and does not have sufficient funds or expertise to undertake the necessary development and commercialization activities, Serapha may not be able to further develop its product candidates or bring them to market. In addition, YolTech and two individuals affiliated with YolTech are defendants, together with Serapha, in the Beam Litigation, which could disrupt, delay or otherwise adversely affect YolTech’s ability or willingness to perform its obligations under the YolTech License Agreement.

Risks associated with the in-licensing or acquisition of product candidates could cause substantial delays in the preclinical and clinical development of Serapha’s product candidates.

Serapha has relied and continues to rely on YolTech, and expects to rely on Serapha’s future licensing partners, to (i) conduct research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, (ii) accurately report the results of all preclinical and clinical trials conducted prior to Serapha’s licensing or acquisition of the relevant product candidates and (iii) correctly collect and interpret the data from these trials. If the research and development processes or the results of the product candidates’ development prior to Serapha’s licensing or acquisition of Serapha’s product candidates prove to be unreliable, this could result in increased costs and delays in the development of Serapha’s product candidates, which could adversely affect any future revenue from such product candidates, if approved.

Serapha may also acquire or in-license additional product candidates for preclinical or clinical development in the future as Serapha continues to build its pipeline. The risks associated with acquiring or in-licensing product candidates could result in delays in the commencement or completion of Serapha’s preclinical studies and clinical trials, if they are ever commenced or completed, and Serapha’s ability to generate revenues from its product candidates may be delayed. Please see the section titled “Risk Factors—Risks Related to Serapha’s Intellectual Property—If Serapha is unable to obtain or maintain necessary rights to SERP-01 or its future product candidates through acquisitions and in-licenses, Serapha’s business may be materially harmed” below for additional information regarding such risks.

Serapha currently relies, and plans to rely in the future, on third parties to conduct and support its future preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, Serapha may not be able to obtain regulatory approval of or commercialize Serapha’s product candidates.

Serapha plans to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract testing labs and strategic partners, to conduct and support Serapha’s anticipated clinical trials and future preclinical studies. Serapha will rely heavily on these third parties over the course of its preclinical studies and clinical trials, and Serapha controls only certain aspects of their activities. As a result, Serapha will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if Serapha were relying entirely upon its own staff. Nevertheless, Serapha is responsible for ensuring that each of its studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and Serapha’s reliance on these third parties does not relieve Serapha of its regulatory responsibilities. Serapha and its third-party contractors and CROs are required to comply with GCP, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of Serapha’s product candidates in clinical development. If Serapha or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in Serapha’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Serapha to perform additional clinical trials before approving Serapha’s marketing applications. Serapha cannot assure you that, upon inspection by a given regulatory authority, such regulatory authority will determine that any of Serapha’s clinical trials comply with GCP. In addition, Serapha’s clinical trials must be conducted with products manufactured in accordance with cGMP. Serapha’s failure to comply with these requirements may require Serapha to repeat clinical trials, which would delay the regulatory approval process. Moreover, Serapha’s business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws, and foreign equivalents.

Any third parties conducting Serapha’s clinical trials will not be its employees and, except for remedies available to Serapha under its agreements with such third parties, Serapha cannot control whether they devote sufficient time and resources to Serapha’s product candidates. These third parties may encounter challenges hiring and retaining sufficient qualified personnel or they may be involved in mergers, acquisitions or similar transactions and may have relationships with other commercial entities, including Serapha’s competitors, for whom they may also be conducting clinical trials or other product development activities, which could negatively affect their performance on Serapha’s behalf and the timing thereof and could lead to products that compete directly or indirectly with Serapha’s current or future product candidates. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Serapha’s clinical protocols or regulatory requirements or for other reasons, Serapha’s clinical trials may be extended, delayed or terminated and Serapha may not be able to complete development of, obtain regulatory approval of or successfully commercialize its product candidates. In addition, Serapha relies on YolTech and may continue to rely on foreign CROs and CDMOs in the future.

The biopharmaceutical industry in China is strictly regulated by the Chinese government. Changes to Chinese regulations or government policies affecting biopharmaceutical companies are unpredictable and may have a material adverse effect on Serapha’s collaborators in China, which could have an adverse effect on Serapha’s business, financial condition, results of operations and prospects. In addition, the United States government has imposed significant tariffs on imports from China and other countries and may impose more restrictions on goods, including biologically derived substances, manufactured in or imported from China or other countries or impose other restrictions on companies’ ability to work with Chinese or other foreign counterparties. Evolving changes in China’s public health, economic, political, and social conditions and uncertainty around China’s relationship with other governments, such as the United States and the United Kingdom, could also negatively impact Serapha’s ability to manufacture its product candidates for its planned clinical trials or have an adverse effect on its ability to secure government funding, which could adversely affect Serapha’s financial condition and cause Serapha to delay its clinical development of SERP-01 or its future product candidates. Furthermore, if one or more of Serapha’s collaborators or vendors in China is named a biotechnology company of concern under the BIOSECURE Act, which was enacted into law on December 18, 2025, Serapha’s operations and financial condition may be negatively impacted as a result of any delays or increased costs arising from the trade restrictions and other foreign regulatory requirements affecting such collaborators. In addition, while Serapha has established relationships with CROs and CDMOs outside of Greater

China, moving to those suppliers in the event of geopolitical instability affecting Serapha’s collaborators in China could introduce delays into the development of SERP-01 or its future product candidates.

Serapha relies on the use of third-party CDMOs to manufacture Serapha’s product candidates, and Serapha expects to continue to rely on third-party CDMOs to produce Serapha’s products, if approved. Serapha’s business could be adversely affected if Serapha is unable to use third-party manufacturing sites or if the third-party manufacturers encounter difficulties in production.

Serapha does not currently own any facility that may be used as Serapha’s clinical-scale manufacturing and processing facility and must rely on CDMOs to manufacture Serapha’s product candidates. Serapha has not yet caused its product candidates to be manufactured on a commercial scale and may not be able to do so for any of Serapha’s product candidates, if approved. If there should be any disruption in Serapha’s supply arrangements, including any adverse events affecting Serapha’s suppliers, or if Serapha experiences delays or difficulties in transferring, or is unable to successfully transfer, Serapha’s manufacturing processes, it could have a negative effect on the clinical development of Serapha’s product candidates and other operations while Serapha works to identify and qualify an alternate supply source. Serapha has limited control over the manufacturing process of, and may be dependent on, Serapha’s contract manufacturing partners for compliance with cGMP requirements and any other regulatory requirements of the FDA or comparable foreign regulatory authorities for the manufacture of Serapha’s product candidates. Beyond periodic audits, Serapha has limited control over the ability of its CDMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or another applicable regulatory authority does not approve these facilities for the manufacture of Serapha’s product candidates or withdraws any approval in the future, Serapha may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and delays and materially adversely affect Serapha’s ability to develop, obtain regulatory approval for or market its product candidates, if approved. Serapha, or its future contract manufacturers, any current or future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA, competent authorities of member states of the European Union (“EU Member States”) or other comparable foreign regulatory authorities, to monitor and ensure compliance with cGMP. Despite Serapha’s efforts to audit and verify regulatory compliance, one or more of Serapha’s third-party manufacturing vendors may be found on regulatory inspection by the FDA, competent authorities of EU Member States or other comparable foreign regulatory authorities to be noncompliant with cGMP regulations. Serapha’s failure, or the failure of Serapha’s CDMOs, to comply with applicable regulations could result in sanctions being imposed on Serapha, including fines, injunctions, civil penalties, delays, suspension, variation or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Serapha’s product candidates or products, if approved, and harm Serapha’s business and results of operations.

Moreover, Serapha’s CDMOs may experience manufacturing difficulties due to resource constraints, supply chain issues, intellectual property disputes or as a result of labor disputes or unstable political environments. If any CDMOs on which Serapha will rely fail to manufacture quantities of Serapha’s product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a commercially reasonable cost, Serapha’s business, financial condition and prospects could be materially and adversely affected. In addition, Serapha’s CDMOs are responsible for transporting temperature-controlled materials that can be inadvertently degraded during transport due to several factors, rendering certain batches unsuitable for trial use for failure to meet, among others, Serapha’s integrity and purity specifications. Serapha and any of its CDMOs may also face product seizure or detention or refusal to permit the import or export of products. Serapha’s business could be materially adversely affected by business disruptions to Serapha’s third-party providers that could materially adversely affect Serapha’s anticipated timelines, potential future revenue and financial condition and increase Serapha’s costs and expenses. Each of these risks could delay or prevent the completion of Serapha’s anticipated clinical trials and future preclinical studies or the approval of any of Serapha’s product candidates by the FDA or comparable foreign regulatory authorities, result in higher costs or adversely impact commercialization of Serapha’s product candidates.

Risks Related to Serapha’s Business and Operations

In order to successfully implement its plans and strategies, Serapha will need to grow the size of its organization and Serapha may experience difficulties in managing this growth.

Serapha expects to experience significant growth in the number of its employees and the scope of Serapha’s operations, particularly in the areas of clinical drug development, technical operations, clinical operations and regulatory affairs. To manage its anticipated future growth, Serapha must continue to implement and improve its managerial, operational and financial personnel and systems, expand Serapha’s facilities and continue to recruit and train additional qualified personnel. Due to its limited financial resources and the limited experience of its management team working together in managing a company with such anticipated growth, Serapha may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel.

Serapha is highly dependent on its key personnel and anticipates hiring new key personnel. If Serapha is not successful in attracting and retaining highly qualified personnel, Serapha may not be able to successfully implement its business strategy.

Serapha’s ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Serapha is highly dependent on Serapha’s managerial, scientific and medical personnel, including Serapha’s Chief Executive Officer and other key members of Serapha’s leadership team. Although Serapha has entered into employment agreements with Serapha’s executive officers, each of them may terminate their employment with Serapha at any time. Serapha does not maintain “key person” insurance for any of Serapha’s executives or other employees. The loss of the services of Serapha’s executive officers or other key employees could impede the achievement of Serapha’s research, development and commercialization objectives and seriously harm its ability to successfully implement its business strategy. Furthermore, replacing executive officers and key personnel may be difficult and may take an extended period of time. If Serapha does not succeed in attracting and retaining qualified personnel, it could materially adversely affect Serapha’s business, financial condition and results of operations. Serapha could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in Serapha’s employee recruitment and retention efforts.

Serapha’s future growth may depend, in part, on its ability to operate in foreign markets, where Serapha would be subject to additional regulatory burdens and other risks and uncertainties.

Serapha’s future growth may depend, in part, on its ability to develop and commercialize its product candidates, if approved, in foreign markets for which Serapha may rely on collaboration with third parties. Recent and ongoing changes in U.S. trade policy with foreign countries, including the continued uncertainty surrounding U.S. tariffs and potential retaliatory measures by foreign governments, may disrupt the global supply chain for biopharmaceutical products. For example, in September 2025, the United States announced the imposition of up to 100% tariffs on imported branded or patented pharmaceuticals, unless the importing company is building U.S. manufacturing capacity. In early April 2026, the current administration issued a proclamation under Section 232 of the Trade Expansion Act of 1962 determining that imports of certain pharmaceutical products, including patented pharmaceuticals, associated active pharmaceutical ingredients and related materials could threaten U.S. national security and authorized the imposition of tariffs of up to 100% on covered imports, effective July 31, 2026. Imports of certain listed products from specific partner countries, including South Korea and the European Union, may be subject to reduced tariff rates. Certain tariff exemptions or zero-rate treatment may be available for products where all approved indications are designated as orphan, subject to applicable determinations, conditions and implementation guidance. Certain major drug producers and manufacturers are in negotiations with the U.S. Presidential Administration to receive relief from such tariffs. As a result of these negotiations, certain manufacturers, such as Pfizer, have announced their participation in a new direct purchasing platform called “TrumpRx.gov,” which allows U.S. patients to purchase certain medicines at significant discounts to current retail prices. The discounts may adversely affect revenue generated from participating drugs. The potential impact of this platform on Serapha’s business is unclear at this time. It is not yet clear whether these tariffs would apply to the importation of active pharmaceutical ingredients and possibly bulk drug products that are intended for use in clinical trials and not for commercial sale, which could increase the costs of materials for Serapha’s clinical trials. Any direct tariffs, if imposed on pharmaceutical products, may result in increased costs for raw materials and contract manufacturing services, reduced ability to source critical CDMOs, and a delay in Serapha’s development timelines.

Serapha is not permitted to market or promote any of its product candidates before Serapha receives regulatory approval from the applicable foreign regulatory authority, and Serapha may never receive such regulatory approval for any of its product candidates. To obtain separate regulatory approval in many other countries, Serapha must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of Serapha’s product candidates, if approved, and Serapha cannot predict success in these jurisdictions. If Serapha fails to comply with the regulatory requirements in international markets and receive applicable regulatory approvals, Serapha’s target market will be reduced and Serapha’s ability to realize the full market potential of its product candidates will be harmed and its business will be adversely affected. Moreover, even if Serapha obtains approval of its product candidates and ultimately commercializes its product candidates in foreign markets, Serapha would be subject to risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and reduced protection of intellectual property rights in some foreign countries.

Serapha’s employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CDMOs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Serapha is exposed to the risk that its employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CDMOs, suppliers and vendors acting for or on its behalf may engage in misconduct or other improper activities. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to Serapha that violates FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare laws and regulations, and laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Serapha’s reputation. Serapha has adopted a code of conduct, but it is not always possible to identify and deter misconduct by these parties and the precautions Serapha takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Serapha from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.

Serapha’s internal information technology systems, or those of any of its CROs, manufacturers, other contractors or consultants, third-party service providers, or existing or future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of Serapha’s proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to Serapha’s brand and material disruption of Serapha’s operations.

In the ordinary course of its business, Serapha and the third parties upon which Serapha relies collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “Process”) proprietary, confidential, and sensitive data, including personal data, intellectual property, trade secrets, and other sensitive data (collectively, “Sensitive Information”).

Despite the implementation of security measures in an effort to protect systems that store Serapha’s information, given their size and complexity and the increasing amounts of information maintained on Serapha’s internal information technology systems and those of Serapha’s third-party CROs, other contractors (including sites performing Serapha’s clinical trials), third-party service providers and supply chain companies, and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by Serapha’s employees, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties, which may compromise Serapha’s system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, Serapha’s data.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, Serapha, and the third parties upon which Serapha relies, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt Serapha’s systems and operations. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in Serapha’s operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but Serapha may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

To the extent that any disruption or security breach were to result in loss, destruction, unavailability, alteration or dissemination of, or damage to, Serapha’s data or applications, or for it to be believed or reported that any of these occurred, Serapha could incur liability and reputational damage and the development and commercialization of its product candidates could be delayed. Further, Serapha’s insurance policies may not be adequate to compensate Serapha for the potential losses arising from any such disruption in, or failure or security breach of, Serapha’s systems or third-party systems where information important to Serapha’s business operations or commercial development is stored.

Serapha’s hybrid workforce may create additional risks for its information technology systems and data because some employees of Serapha work remotely and utilize network connections, computers, and devices working at home, while in transit and in public locations. In addition, Serapha’s current office in New York may create risks for Serapha’s information technology systems and data. Additionally, business transactions (such as acquisitions or integrations) could expose Serapha to additional cybersecurity risks and vulnerabilities, as Serapha’s systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

While Serapha has implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Serapha may be unable in the future to detect vulnerabilities in its information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Further, Serapha may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Applicable data privacy and security obligations may require Serapha to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

Serapha relies on third-party service providers and technologies to operate critical business systems to Process Sensitive Information in a variety of contexts. Serapha’s ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If its third-party service providers experience a security incident or other interruption, Serapha could experience adverse consequences. While Serapha may be entitled to damages if its third-party service providers fail to satisfy their privacy or security-related obligations to Serapha, any award may be insufficient to cover its damages, or Serapha may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and Serapha cannot guarantee that third parties’ infrastructure in Serapha’s supply chain or Serapha’s third-party partners’ supply chains have not been compromised.

If Serapha (or a third party upon whom Serapha relies) experiences a security incident or is perceived to have experienced a security incident, Serapha may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on Processing Sensitive Information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in Serapha’s operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause stakeholders (including investors and potential customers) to stop supporting Serapha’s platform, deter new customers from Serapha’s products, and negatively impact Serapha’s ability to grow and operate Serapha’s business.

Serapha’s contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in Serapha’s contracts are sufficient to protect Serapha from liabilities, damages, or claims related to its data privacy and security obligations. Serapha cannot be sure that its insurance coverage will be adequate or sufficient to protect Serapha from or to mitigate liabilities arising out of Serapha’s privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Serapha is subject to stringent and changing laws, regulations and standards, and contractual obligations relating to privacy, data protection, and data security. The actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), fines and sanctions, private litigation and/or adverse publicity and could negatively affect Serapha’s operating results and business.

Serapha, and third parties Serapha works with, are or may become subject to numerous domestic and foreign laws, regulations, and standards relating to privacy, data protection, and data security, the scope of which is changing, subject to differing applications and interpretations, and may be inconsistent among countries, or conflict with other rules. In addition, Serapha is and may become subject to the terms of contractual obligations related to privacy, data protection, and data security. Serapha’s obligations may also change or expand as its business grows. The actual or perceived failure by Serapha or third parties related to Serapha to comply with such laws, regulations and obligations could increase Serapha’s compliance and operational costs, expose Serapha to regulatory scrutiny, actions, fines and penalties, result in reputational harm, lead to a loss of customers, result in litigation and liability, and otherwise cause a material adverse effect on Serapha’s business, financial condition, and results of operations.

If Serapha fails to comply with environmental, health and safety laws and regulations, Serapha could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of Serapha’s business.

Serapha is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Serapha’s operations may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. In addition, Serapha may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair Serapha’s research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Serapha may be subject to adverse legislative or regulatory tax changes that could negatively impact its financial condition.

The rules governing U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service (“IRS”) and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the Combined Company’s stockholders or Serapha. Serapha assesses the impact of various tax reform proposals and modifications to existing tax treaties in all jurisdictions where Serapha has operations to determine the potential effect on its business and any assumptions Serapha has made about its future taxable income. Serapha cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on Serapha’s business if they were to be enacted.

For example, the United States enacted the Inflation Reduction Act of 2022, which implements, among other changes, a 1% excise tax on certain stock buybacks. In addition, beginning in 2022, the Tax Cuts and Jobs Act eliminated the previously available option to deduct research and development expenditures and requires taxpayers to amortize them generally over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside the United States. On July 4, 2025, the U.S. Congress enacted the OBBBA, which includes a provision restoring the immediate deductibility of domestic research and development expenditures. The impact of this newly enacted law on Serapha’s tax position will depend on how the provision is implemented and interpreted by the IRS and other regulatory authorities. In addition, Serapha has no assurance as to whether, when and how this provision may be subject to further amendment or repeal. Such changes, among others, may adversely affect Serapha’s effective tax rate, results of operations and financial condition.

Serapha may acquire businesses, product candidates or products, or form strategic alliances, in the future, and may not realize the benefits of such acquisitions.

Serapha may acquire additional businesses or products, form strategic alliances, or create joint ventures with third parties that Serapha believes will complement or augment its existing business. If Serapha acquires businesses with promising markets or technologies, Serapha may not be able to realize the benefit of acquiring such businesses if Serapha is unable to successfully integrate them with its existing operations and company culture. Serapha may encounter numerous difficulties in developing, manufacturing and marketing any new product candidates or products resulting from a strategic alliance or acquisition that delay or prevent Serapha from realizing their expected benefits or enhancing Serapha’s business. There is no assurance that, following any such acquisition, Serapha will achieve the synergies expected in order to justify the transaction, which could result in a material adverse effect on Serapha’s business and prospects.

Serapha maintains its cash at financial institutions, often in balances that exceed federally insured limits. The failure of financial institutions could adversely affect Serapha’s ability to pay its operational expenses or make other payments.

Serapha’s cash held in non-interest-bearing and interest-bearing accounts exceeds the FDIC insurance limits. If such banking institutions were to fail, Serapha could lose all or a portion of those amounts held in excess of such insurance limitations. The FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders’ access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that Serapha may experience in the future or inability for a material time period to access Serapha’s cash and cash equivalents could have an adverse effect on Serapha’s ability to pay its operational expenses or make other payments, which could adversely affect Serapha’s business.

Risks Related to Serapha’s Intellectual Property

Serapha has been named as a defendant in a lawsuit brought by Beam Therapeutics Inc. alleging trade secret misappropriation relating to SERP-01, which could result in substantial costs, significant damages or injunctive relief that could prevent or delay the development or commercialization of SERP-01.

On September 25, 2026, Beam filed a complaint in the U.S. District Court for the District of Massachusetts against Serapha, YolTech and two individuals affiliated with YolTech, Dr. Wang and Dr. Wu. Beam is developing BEAM-302, a base editing product candidate for the treatment of AATD, and alleges that BEAM-302, if approved, would compete with SERP-01, if approved. The complaint alleges, among other things, that Dr. Wang, a former Beam employee, misappropriated Beam’s trade secrets relating to, among other things, lipid nanoparticle delivery, base editing and manufacturing, that YolTech used that information to develop YOLT-202, which Serapha in-licensed under the YolTech License Agreement and now refers to as SERP-01, and that Serapha has acquired and used, and will continue to use, that information through the YolTech License Agreement. Beam asserts claims against Serapha for trade secret misappropriation, tortious interference with contractual relations, unjust enrichment and unfair competition, and seeks, among other things, injunctive relief, an accounting and constructive trust, assignment of related intellectual property, compensatory and enhanced damages, and attorneys’ fees. Serapha believes the claims asserted against it are without merit and intends to defend itself vigorously. For additional information, see the section titled “Serapha’s Business — Legal Proceedings” beginning on page 308 of this proxy statement/prospectus.

The Beam Litigation is at an early stage, and Serapha cannot predict its outcome or the timing of its resolution. Litigation of this nature is inherently uncertain, is often lengthy and expensive, and will divert the time and attention of Serapha’s small management team from the development of SERP-01 and its other business operations, regardless of the merits of the claims or the ultimate outcome. In addition, discovery in the Beam Litigation may require Serapha to disclose confidential information, and there is a risk that some of Serapha’s confidential information could be compromised. Serapha’s insurance may not cover all or any of the costs, damages or other liabilities that it may incur in connection with the Beam Litigation.

If the Beam Litigation is resolved adversely to Serapha, in whole or in part, Serapha could, among other things, be enjoined from developing, manufacturing or commercializing SERP-01 or from using CMC information or other know-how transferred by YolTech; be required to pay substantial damages, including exemplary or treble damages and attorneys’ fees; be subject to a constructive trust or other equitable relief with respect to the rights and benefits obtained through any alleged misappropriation or other wrongful conduct; or be required to obtain a license from Beam, which may not be available on commercially reasonable terms or at all, or to settle on burdensome terms.

Even before any final resolution of the Beam Litigation, Beam could seek preliminary injunctive relief although it has not done so as of the date of this proxy statement/prospectus. Any of the foregoing could have a material adverse effect on Serapha’s business, financial condition, results of operations and prospects and, following the Merger, on the Combined Company and the market price of its common stock.

Many of the allegations in the complaint concern the conduct of YolTech and Dr. Wang during periods before Serapha was incorporated in April 2026. Serapha has limited access to information regarding YolTech’s historical research and development activities, at least part of which were conducted in China, and Serapha does not control the defense of YolTech or the individual defendants. Actions taken by or with respect to YolTech or the individual defendants in the litigation, including any settlement, admission or adverse ruling, could adversely affect Serapha’s defense. Serapha relies on YolTech for, among other things, the transfer of CMC and other know-how relating to SERP-01 and the conduct of the ongoing IIT, and the Beam Litigation could disrupt, delay or otherwise adversely affect YolTech’s ability or willingness to perform its obligations under the YolTech License Agreement. Although the YolTech License Agreement provides that YolTech will indemnify Serapha for certain losses arising from third-party claims and permits Serapha to offset certain amounts against certain payments otherwise due to YolTech, these rights could be subject to limitations and may not be sufficient to cover the costs, damages or other losses that Serapha may incur, and it may be difficult or costly for Serapha to enforce its rights against YolTech, a company organized and operating in the People’s Republic of China.

Although the complaint does not assert any claim of patent infringement, Beam has stated that it maintains an extensive patent portfolio covering its technologies, and Beam may amend its complaint to assert additional claims, including patent infringement claims, or commence additional proceedings against Serapha, YolTech or, following the Merger, the Combined Company. Other third parties may also assert similar claims.

Adverse developments in the Beam Litigation could also cause the market price of the Combined Company’s common stock to decline and impair its ability to raise capital and maintain key business relationships.

Serapha’s intellectual property portfolio is at an early stage. Serapha does not currently own any issued patents, and Serapha’s rights to SERP-01 are primarily in-licensed from YolTech. Therefore, Serapha’s ability to obtain and protect its patent rights, and protect other proprietary rights, is uncertain, exposing Serapha to the possible loss of competitive advantage.

Serapha will rely upon a combination of patents, trademarks, trade secret protection, copyrights and confidentiality agreements and the YolTech License Agreement to protect the intellectual property related to SERP-01 and related technologies and to prevent third parties from competing unfairly with Serapha. Serapha’s success depends in large part on its ability to obtain and maintain patent protection for Serapha’s product candidates and their uses, as well as Serapha’s ability to operate without infringing on or violating the proprietary rights of others. If Serapha is unable to obtain patent protection with respect to SERP-01, or any future product candidates, Serapha’s business, financial condition, results of operations and prospects could be materially harmed.

Serapha’s intellectual property portfolio relating to SERP-01 and the proprietary adenine base editor used in SERP-01 consists primarily of rights in-licensed from YolTech, together with any rights Serapha may develop or acquire in the future. Serapha does not currently own any issued patents or pending patent applications. Serapha cannot provide assurances that any owned or in-licensed pending patent application will issue, the breadth of any resulting issued patent(s), or whether any issued patent(s) will be found to be invalid, unenforceable, or will be challenged by third parties.

Serapha in-licenses rights to five patent families from YolTech under the YolTech License Agreement. For more information, please see the section of this proxy statement/prospectus titled “Serapha’s Business—Intellectual Property.” The license does not grant Serapha rights to YolTech’s broader base-editing, editor-discovery or lipid nanoparticle delivery platforms, and, because the base-editing and genome-editing field is subject to substantial third-party patent activity, the development or commercialization of SERP-01 may require Serapha or YolTech to obtain additional licenses to third-party intellectual property, which may not be available on commercially reasonable terms or at all.

Serapha’s current patent portfolio consists of in-licensed patent applications, together with a single issued patent in China. Serapha’s owned or currently licensed, or future optioned, in-licensed or owned patent applications may not result in patents being issued. Any issued patents may not afford sufficient protection of Serapha’s product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, or invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or product candidates. Even if these patents are granted, they may be difficult to enforce. Further, any issued patents that Serapha may license or own covering Serapha’s product candidates could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, including the United States Patent and Trademark Office (the “USPTO”). If Serapha does not obtain patent coverage for the work Serapha is conducting, or if Serapha obtains such rights but they are invalidated or rendered unenforceable, Serapha may be unable to exclude competitors from pursuing and marketing the same or similar product candidates. Other risks Serapha faces if it is not able to obtain and maintain patent coverage for Serapha’s product candidates are the reduction in valuation of its product candidates, and ultimately of Serapha as a company, by potential investors, and Serapha’s inability to assert claims for infringement against third parties or counterclaim against such third parties or negotiate more advantageous settlement parameters. Further, if Serapha encounters delays in its clinical trials or delays in obtaining regulatory approval, the period of time during which Serapha could market its product candidates under patent protection would be reduced. Thus, the patents that Serapha may own or license may not afford Serapha any meaningful exclusivity period or competitive advantage.

Serapha may not be able to obtain or protect Serapha’s intellectual property rights throughout the world and the legal systems in certain countries may not favor enforcement or protection of at least certain patents, trade secrets or other intellectual property. Filing, prosecuting, maintaining and defending patents on product candidates and other related inventions worldwide would be expensive and Serapha’s intellectual property rights in some foreign jurisdictions can be less extensive than those in the United States; the reverse may also occur. For example, Serapha in-licenses from YolTech patent applications in the following foreign jurisdictions: Europe, Japan and South Korea. Government actions in certain jurisdictions, including those in which Serapha has licensed patent rights, may allow exploitation of intellectual property without the patent owner’s consent. For example, government decrees may allow third parties to exploit patented inventions without authorization, effectively eliminating patent protection in those territories. These actions could result in abandonment or lapse of future patents in the affected jurisdictions. Geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of future patent applications and the maintenance, enforcement, or defense of any future issued patents. As such, Serapha may not have patents in all countries or all major markets and may not be able to obtain patents in all jurisdictions even if Serapha or its licensor files patent applications to obtain such rights. Serapha’s competitors may operate in countries where Serapha does not have patent protection and may be able to freely use its technologies and discoveries in such countries, at least to the extent not forbidden by law.

In addition to seeking patents for some of its technology and product candidates, Serapha may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain Serapha’s competitive position. Any disclosure, either intentional or unintentional, by Serapha’s employees, the employees of third parties with whom Serapha shares its facilities or third-party consultants and vendors that Serapha engages to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of Serapha’s trade secrets or proprietary information could enable competitors to duplicate or surpass Serapha’s technological achievements, thus eroding Serapha’s competitive position in its market. In order to protect its proprietary technology and processes, Serapha relies in part on confidentiality agreements with its collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Serapha may need to share its proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or state actors and those affiliated with or controlled by state actors. In addition, while Serapha undertakes reasonable efforts to protect its trade secrets and other confidential information from disclosure, others may independently discover trade secrets and proprietary information, and in such cases, Serapha may not be able to assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Serapha’s proprietary rights and failure to obtain or maintain trade secret protection could adversely affect Serapha’s competitive business position.

Lastly, if Serapha’s trademarks and trade names are not registered or adequately protected, then Serapha may not be able to build name recognition in its markets of interest and Serapha’s business may be adversely affected.

Serapha is dependent on intellectual property in-licensed from YolTech, and its failure to comply with its obligations under the license could result in loss of rights that are critical to Serapha’s business.

Serapha has in-licensed from YolTech intellectual property that is material to Serapha’s product candidates, including SERP-01. Serapha’s rights under the license are subject to its compliance with ongoing obligations, including payment, diligence and other obligations. If Serapha fails to comply with any such obligations, YolTech may have the right to terminate the license. Loss of Serapha’s rights to the in-licensed intellectual property could materially impair Serapha’s ability to develop and commercialize its product candidates, including SERP-01, and could allow competitors to access the same technology, which could have a material adverse effect on Serapha’s business, financial condition, results of operations, and prospects.

If Serapha is unable to obtain or maintain necessary rights to SERP-01 or its future product candidates through acquisitions and in-licenses, Serapha’s business may be materially harmed.

Because SERP-01 currently does and Serapha’s product candidates may in the future require the use of proprietary rights held by third parties, the growth of Serapha’s business will depend in part on its ability to acquire, in-license, or use these third-party proprietary rights. Serapha may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that Serapha identifies as necessary for its product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that Serapha may consider attractive or necessary. These established companies may have a competitive advantage over Serapha due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Serapha to be a competitor may be unwilling to assign or license rights to Serapha. Serapha also may be unable to license or acquire third-party intellectual property rights on terms that would allow Serapha to make an appropriate return on Serapha’s investment or at all. If Serapha is unable to successfully obtain rights to required third-party intellectual property rights or maintain intellectual property rights Serapha obtains in the future, Serapha may have to abandon development of its product candidates, which could have a material adverse effect on Serapha’s business, financial condition, results of operations, and prospects.

While Serapha has the first right to control prosecution, maintenance, defense, and enforcement of certain product-specific patents and patent applications in-licensed under the YolTech License Agreement outside of Greater China (with YolTech having a step-in right with respect to prosecution, maintenance and defense), there may be times when rights for patents and patent applications relating to Serapha’s product candidates are controlled by Serapha’s future licensors or collaboration partners. If Serapha, YolTech or any of Serapha’s future licensors or collaboration partners fail to prosecute, defend, maintain and enforce such patents and patent applications in a manner consistent with Serapha’s best interests, including by payment of all applicable fees for patents covering its product candidates, Serapha could lose its rights to the intellectual property or its right to prosecute such patents and patent applications, Serapha’s ability to develop and commercialize those product candidates may be adversely affected and Serapha may not be able to prevent competitors from making, using and selling competing products. In addition, even if Serapha has the right to control prosecution and maintenance of patents and patent applications Serapha has licensed to and from third parties, Serapha may still be adversely affected or prejudiced by actions or inactions of YolTech, additional licensees, or licensors and their counsel in connection with patent prosecution. Further, Serapha does not have the right to control prosecution, maintenance, defense, and enforcement of certain patents and patent applications in-licensed under the YolTech License Agreement that are not product-specific or are related to YolTech’s broader base-editing, editor-discovery or lipid nanoparticle delivery platforms.

Serapha’s future licensors may not be the sole and exclusive owners of all rights in the patents Serapha may in-license. If other third parties have rights to Serapha’s future in-licensed patents, they may be able to license such patents to Serapha’s competitors, and Serapha’s competitors could market competing products and technology. This could have a material adverse effect on Serapha’s competitive position, business, financial condition, results of operations, and prospects.

It is possible that Serapha may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if Serapha is able to obtain a license, it may be non-exclusive, thereby giving Serapha’s competitors access to the same technologies licensed to Serapha. In that event, Serapha may be required to expend significant time and resources to redesign Serapha’s product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Serapha is unable to do so, Serapha may be unable to develop or commercialize the affected product candidates, which could harm Serapha’s business, financial condition, results of operations, and prospects significantly. Serapha cannot provide any assurances that third-party patents do not exist which might be enforced against Serapha’s product candidates, manufacturing methods or future products or methods resulting in either an injunction prohibiting Serapha’s manufacture or future sales, or, with respect to its future sales, an obligation on Serapha’s part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Disputes may arise between Serapha and Serapha’s future licensors regarding intellectual property subject to a license agreement, including (but not limited to): the scope of rights granted under the license agreement and other interpretation-related issues; whether and the extent to which Serapha’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; Serapha’s right to sublicense patents and other rights to third parties; Serapha’s right to transfer or assign the license; the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Serapha’s future licensors and Serapha and Serapha’s partners; and the priority of invention of patented technology. If Serapha or its future licensors breach the terms of Serapha’s license agreements, such breach may have a material adverse effect on Serapha’s business and the commercialization efforts for its product candidates.

Serapha may be subject to intellectual property lawsuits or may need to file lawsuits to protect Serapha’s intellectual property, which could result in substantial costs and liability and prevent Serapha from commercializing Serapha’s potential products.

Because the intellectual property landscape in the biotechnology industry is rapidly evolving and interdisciplinary, it is difficult to conclusively assess Serapha’s freedom to operate and guarantee that Serapha can operate without infringing on or violating third-party rights. If certain of Serapha’s product candidates are ultimately granted regulatory approval, patent rights held by third parties could be alleged to render one or more of Serapha’s product candidates infringing. If a third party successfully brings a claim against Serapha, and the third party’s rights are not held invalid or unenforceable, Serapha may be required to pay substantial damages, be forced to abandon any affected product candidate and/or seek a license from the third party. In addition, any intellectual property claims (e.g., patent infringement or trade secret misappropriation) brought against Serapha, whether or not successful, may cause Serapha to incur significant legal expenses and divert the attention of Serapha’s management and key personnel from other business concerns. Serapha cannot be certain that future patents, if filed and issued, owned or licensed by Serapha will not be challenged by others, whether in the course of litigation or in agencies like the USPTO. Some of Serapha’s competitors may be able to sustain the costs of complex intellectual property litigation more effectively than Serapha can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Serapha’s ability to raise funds. For example, on September 25, 2026, Beam filed a complaint against Serapha, YolTech and two individuals affiliated with YolTech alleging, among other things, misappropriation of Beam’s trade secrets relating to, among other things, the development of SERP-01.

Competitors may infringe or otherwise violate Serapha’s future patents, trademarks, copyrights or other intellectual property. To counter infringement or other violations, Serapha may be required to file claims, which can be expensive and time-consuming. Any such claims could provoke these parties to assert counterclaims against Serapha, including claims alleging that Serapha infringes their patents or other intellectual property rights. In addition, in a patent infringement proceeding, a court or administrative body may decide that one or more of Serapha’s future patents, if obtained and asserted, is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to prevent the other party from using the technology at issue on the grounds that Serapha’s patents do not cover the technology. Similarly, if Serapha asserts trademark infringement claims, a court or administrative body may determine that the marks Serapha has asserted are invalid or unenforceable or that the party against whom Serapha has asserted trademark infringement has superior rights to the marks in question. In such a case, Serapha could ultimately be forced to cease use of such marks. In any intellectual property litigation, even if Serapha is successful, any award of monetary damages or other remedy Serapha receives may not be commercially valuable.

Further, Serapha may be required to protect its future patents, if filed and issued, through procedures created to attack the validity of a patent at the USPTO. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, Serapha’s patent rights, which could adversely affect Serapha’s competitive position. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

In addition, if Serapha’s product candidates are found to infringe the intellectual property rights of third parties, these third parties may assert infringement claims against Serapha’s future licensees or customers and other parties with whom Serapha has business relationships and Serapha may be required to indemnify those parties for any damages they suffer as a result of these claims, which may require Serapha to initiate or defend protracted and costly litigation on behalf of licensees or other parties regardless of the merits of such claims. If any of these claims succeed, Serapha may be forced to pay damages on behalf of those parties or may be required to obtain licenses for the products Serapha uses.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to Serapha’s intellectual property rights, there is a risk that some of Serapha’s confidential information could be compromised by disclosure during this type of litigation or other proceedings.

Serapha’s success will depend in part on Serapha’s and Serapha’s current and future licensors’ ability to obtain, maintain and enforce patent protection for Serapha’s owned and licensed intellectual property.

Serapha’s success will depend in part on Serapha’s and its current and future licensors’ (including YolTech’s) ability to obtain, maintain and enforce patent protection for Serapha’s owned and licensed intellectual property. Serapha may not successfully prosecute Serapha’s current or future patent applications that cover Serapha’s product candidates. Even if patents are issued that are owned by Serapha, Serapha may fail to maintain these patents, or may determine not to pursue litigation against other companies that are infringing these patents. After entry into the YolTech License Agreement, Serapha controls the prosecution, maintenance, defense and enforcement of in-licensed product-specific patents and patent applications directed to SERP-01. Prior to entering into the YolTech License Agreement, YolTech held such rights. Serapha, YolTech and Serapha’s future licensors may not successfully prosecute the licensed patent applications that cover Serapha’s product candidates. Even if patents are issued in respect of these patent applications, Serapha and Serapha’s future licensors (including YolTech) may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than Serapha would. Without protection for any owned or in-licensed intellectual property, other companies might be able to offer substantially identical products for sale, which could adversely affect Serapha’s competitive business position and harm Serapha’s business prospects.

Serapha may be subject to claims that Serapha has wrongfully hired an employee from a competitor or that Serapha’s employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

As is common in the biotechnology industry, in addition to Serapha’s employees, Serapha engages the services of consultants to assist Serapha in the development of Serapha’s product candidates. Many of these consultants, and many of Serapha’s employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other biotechnology or pharmaceutical companies, including Serapha’s competitors or potential competitors. Serapha could in the future be subject to claims that Serapha or Serapha’s employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although Serapha tries to ensure that its employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for Serapha, Serapha may become subject to claims that it caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that Serapha or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Such claims may also be asserted with respect to the personnel of Serapha’s licensors, including YolTech. For example, the Beam Litigation alleges that Dr. Wang, a former Beam employee, misappropriated Beam’s trade secrets and that such information was used in the development of SERP-01.

While Serapha may litigate to defend against these claims, even if Serapha is successful, litigation could result in substantial costs and could be a distraction to management and other employees. If Serapha’s defenses to these claims fail, in addition to requiring Serapha to pay monetary damages, a court could prohibit Serapha from using technologies or features that are essential to Serapha’s product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect Serapha’s reputation, its ability to form strategic alliances or sublicense Serapha’s rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on Serapha’s business, results of operations and financial condition. Even if Serapha is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing Serapha’s ability to protect its products.

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), could increase the uncertainties and costs surrounding the prosecution of Serapha’s owned and in-licensed patent applications and the maintenance, enforcement or defense of Serapha’s owned and in-licensed patent applications, if issued. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation increased the uncertainties and costs surrounding the prosecution of Serapha’s owned and licensed patent applications and the enforcement or defense of any resulting issued patents, all of which could have a material adverse effect on Serapha’s business, financial condition, results of operations and prospects. Additionally, there have been proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact Serapha’s ability to enforce its proprietary technology.

In addition, the patent positions of companies in the development and commercialization of biologics and genetic medicines are particularly uncertain, and the law governing the scope and enforceability of patents in the genome-editing field is still developing. The U.S. Supreme Court and U.S. Court of Appeals for the Federal Circuit rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition, foundational patents relating to CRISPR and base-editing technologies are held or controlled by a number of academic institutions and companies, certain of which have exclusively licensed those rights to parties developing genetic medicines, including some of Serapha’s competitors, and the scope, validity and enforceability of those patents remain the subject of dispute and evolving case law. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on Serapha’s patent rights and its ability to protect, defend and enforce its patent rights in the future.

In addition, the U.S. Supreme Court’s July 2024 decision to overturn established case law giving deference to regulatory agencies’ interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which the FDA’s regulations, policies and decisions may become subject to increasing legal challenges, delays, and/or changes. Serapha cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. Geopolitical instability in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of patent applications and the maintenance, enforcement or defense of issued patents. In addition, the Unified Patent Court (“UPC”) entered into force on June 1, 2023. The UPC is a common patent court that hears patent infringement and revocation proceedings effective for EU Member States. This could enable third parties to seek revocation of a European patent in a single proceeding at the UPC rather than through multiple proceedings in each of the jurisdictions in which the European patent is validated.

Serapha currently in-licenses certain European patent applications, and may obtain or license additional European patents and applications in the future. Such revocation and loss of patent protection could have a material adverse impact on Serapha’s business and its ability to commercialize or license its technology and products. Moreover, the controlling laws and regulations of the UPC will develop over time and may adversely affect Serapha’s ability to enforce or defend the validity of any European patents Serapha may obtain. Serapha, YolTech or any of Serapha’s future licensors or collaboration partners may decide to opt out from the UPC any future European patent applications that Serapha may file or in-license and any patents Serapha may obtain or in-license. If certain formalities and requirements are not met, however, such European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. Serapha cannot be certain that future European patents and patent applications will avoid falling under the jurisdiction of the UPC, if Serapha, YolTech or any of Serapha’s future licensors or collaboration partners decides to opt out of the UPC.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and Serapha’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Serapha, YolTech or any of Serapha’s future licensors or collaboration partners fails to maintain any future owned or licensed patents, if issued, or fails to maintain any current or future owned or licensed pending patent applications, covering Serapha’s product candidates, its competitive position would be adversely affected.

Serapha may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect Serapha’s ability to develop and market its products.

Serapha cannot guarantee that any of Serapha’s patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can Serapha be certain that it has identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of Serapha’s product candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent, the patent’s prosecution history and in some cases certain extrinsic evidence of the meaning of terms in a claim. Serapha’s interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, Serapha may incorrectly determine that its products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Serapha’s determination of the expiration date of any patent in the United States or abroad that Serapha considers relevant may be incorrect. Serapha’s failure to identify and correctly interpret relevant patents may negatively impact its ability to develop and market its products.

In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, Serapha cannot be certain that others have not filed patent applications for technology covered by Serapha’s current or future, owned or licensed patent applications or patents, if issued, or that Serapha is the first to invent the technology. Serapha’s competitors may have filed, and may in the future file, patent applications covering Serapha’s products or technology similar to Serapha’s. Any such patent application may have priority over Serapha’s current or future, owned or licensed patent applications or patents, if issued, which could require Serapha to obtain rights to issued patents covering such technologies.

Serapha may become subject to claims challenging the inventorship or ownership of Serapha’s patents, if issued, and other intellectual property.

Serapha may be subject to claims that former employees, collaborators or other third parties have an interest in Serapha’s current pending patent application, or future patents, if filed and issued, or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being invalid or unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing Serapha’s product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, Serapha may enter into agreements to clarify the scope of Serapha’s rights in such intellectual property.

If Serapha fails in defending any such claims, in addition to paying monetary damages, Serapha may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Serapha’s business. Even if Serapha is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Serapha’s current or future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that Serapha’s licensors are not the sole and exclusive owners of the patents Serapha in-licensed. If other third parties have ownership rights or other rights to Serapha’s owned or in-licensed pending patent applications or future patents, if filed and issued, they may be able to license such patent applications or patents to Serapha’s competitors, and its competitors could market competing products and technology. This could have a material adverse effect on Serapha’s competitive position, business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect Serapha’s competitive position of its product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from the earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Serapha’s product candidates are obtained, once the patent life has expired, Serapha may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, Serapha’s owned and licensed patent portfolio may not provide Serapha with sufficient rights to exclude others from commercializing products similar or identical to Serapha’s.

Serapha’s technology licensed from various third parties may be subject to retained rights.

Serapha’s future licensors may retain certain rights under the relevant agreements with Serapha, including the right to use or license the licensed technology outside of the scope of Serapha’s license, to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether Serapha’s licensors limit their use of the technology to these uses, and Serapha could incur substantial expenses to enforce Serapha’s rights to its licensed technology in the event of misuse. In addition, while there are certain restrictions on YolTech’s ability to develop products that could be competitive with Serapha’s as more fully described in “Serapha’s Business—License and Collaboration Agreements—YolTech License Agreement” beginning on page 280 of this proxy statement/prospectus, these restrictions may not prevent the possible future license or development by YolTech of certain technology that could lead to product candidates competitive with Serapha’s. This could have a material adverse effect on Serapha’s competitive position, business, financial condition, results of operations, and prospects.

Risks Related to Government Regulation

The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If Serapha is not able to obtain, or if there are delays in obtaining, required regulatory approvals for Serapha’s product candidates, Serapha will not be able to commercialize, or will be delayed in commercializing, its product candidates, and its ability to generate revenue will be materially impaired.

The process of obtaining regulatory approvals, both in the United States and abroad, is unpredictable, expensive and typically takes many years following commencement of clinical trials, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Serapha cannot commercialize product candidates in the United States without first obtaining regulatory approval from the FDA. Similarly, Serapha cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of Serapha’s product candidates, including SERP-01, Serapha must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that its product candidates are both safe and effective for each targeted indication. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Further, Serapha’s product candidates may not be effective, may be only moderately effective, may prove to have undesirable or unintended side effects, toxicities or other characteristics, or may fail to improve on the applicable standard of care, any of which may preclude Serapha from obtaining regulatory approval. The FDA and comparable foreign regulatory authorities have discretion in the approval process and may refuse to accept any application or may decide that Serapha’s data are insufficient for approval and require additional preclinical, clinical or other data. Serapha’s product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including: the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Serapha’s clinical trials; Serapha may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for Serapha’s proposed indication; the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval; serious and unexpected drug-related side effects may be experienced by participants in Serapha’s clinical trials or by individuals using drugs similar to its product candidates; Serapha may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh Serapha’s safety risks; the FDA or comparable foreign regulatory authorities may disagree with Serapha’s interpretation of data from preclinical studies or clinical trials; the data collected from clinical trials of Serapha’s product candidates may not be acceptable or sufficient to support the submission of a biologics license application (“BLA”) or other submission or to obtain regulatory approval in the United States or elsewhere, and Serapha may be required to conduct additional clinical trials; the FDA or the applicable foreign regulatory authority may disagree regarding the formulation, labeling and/or the specifications of Serapha’s product candidates; the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which Serapha contracts for clinical and commercial supplies; and the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Serapha’s clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or applicable foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in Serapha failing to obtain regulatory approval to market Serapha’s product candidates, which would significantly harm Serapha’s business, results of operations and prospects.

If Serapha were to obtain approval, regulatory authorities may approve any of Serapha’s product candidates for fewer or more limited indications than Serapha requests, including failing to approve the most commercially promising indications, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. If Serapha is not able to obtain, or if there are delays in obtaining, required regulatory approvals for Serapha’s product candidates, Serapha will not be able to commercialize, or will be delayed in commercializing, its product candidates, which could have a material adverse effect on Serapha’s competitive position, business, financial condition, results of operations, and prospects. In addition, the FDA and foreign regulatory authorities may undergo leadership changes, change their policies, issue additional regulations or revise existing regulations, or take other actions, such as those implemented by the Department of Government Efficiency, which may impact Serapha’s clinical development plans or prevent or delay approval of Serapha’s product candidates under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon Serapha that could delay Serapha’s ability to obtain approvals and increase the costs of compliance. Since the start of President Trump’s administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. It is difficult to predict how executive actions that may be taken under the current administration may affect the FDA’s ability to exercise its regulatory authority. If any actions impose constraints on the FDA’s ability to engage in routine oversight and product review activities in the normal course, Serapha’s business may be negatively impacted. Additionally, the federal government could adopt legislation, regulations or policies that adversely affect Serapha’s business or create a more challenging and costly environment to pursue the development, approval and commercialization of Serapha’s product candidates.

Serapha may not be able to meet requirements for the chemistry, manufacturing and control of Serapha’s product candidates.

In order to receive approval of Serapha’s products by the FDA and comparable foreign regulatory authorities, Serapha must show that it and Serapha’s contract manufacturing partners are able to characterize, control and manufacture Serapha’s drug products safely and in accordance with regulatory requirements. This includes manufacturing the active ingredient, developing an acceptable formulation, manufacturing the drug product, performing tests to adequately characterize the formulated product, documenting a repeatable manufacturing process, and demonstrating that Serapha’s drug products meet stability requirements. Meeting these chemistry, manufacturing and control requirements is a complex task that requires specialized expertise. If Serapha is not able to meet the chemistry, manufacturing and control requirements, Serapha may not be successful in obtaining approval for its products.

Serapha’s product candidates for which Serapha intends to seek approval as biologics may face competition from biosimilars sooner than anticipated.

The Patient Protection and Affordable Care Act includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.

Serapha believes that any of Serapha’s product candidates approved as biologics under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider Serapha’s product candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Even if Serapha receives regulatory approval of Serapha’s product candidates, Serapha will be subject to extensive ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and Serapha may be subject to penalties if it fails to comply with regulatory requirements or experiences unanticipated problems with its product candidates.

Any regulatory approvals that Serapha may receive for Serapha’s product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a risk evaluation and mitigation strategy in order to approve Serapha’s product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Comparable foreign regulatory authorities may impose similar requirements. In addition, if the FDA or comparable foreign regulatory authorities approve Serapha’s product candidates, Serapha’s product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export will be subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as ongoing compliance with cGMPs and GCPs for any clinical trials that Serapha conducts following approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMPs. If Serapha or a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or Serapha, including requiring recall or withdrawal of the product from the market or suspension of manufacturing, delays or restrictions on Serapha’s ability to conduct clinical trials or delays or refusal to grant a marketing authorization, including full or partial clinical holds on ongoing or planned trials, restrictions on the manufacturing process, warning or untitled letters, civil and criminal penalties, injunctions, product seizures, detentions or import bans, suspension, withdrawal or variation of any marketing authorization that has been granted, voluntary or mandatory publicity requirements and imposition of restrictions on operations, including costly new manufacturing requirements. Similar penalties may apply in case of failure by Serapha or by any of Serapha’s third-party partners, including suppliers, manufacturers and distributors, to comply with FDA and EU laws and the related national laws of individual EU Member States and other applicable regulatory authorities governing the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of a marketing authorization, statutory health insurance, bribery and anti-corruption or other applicable regulatory requirements, including administrative, civil or criminal penalties. The occurrence of any event or penalty described above may inhibit Serapha’s ability to commercialize its product candidates and generate revenue and could require Serapha to expend significant time and resources in response and could generate negative publicity.

Serapha expects to be required to conduct long-term follow-up of patients treated with SERP-01, potentially for up to 15 years, which will impose substantial additional costs and operational burdens.

For human gene therapy products, including genome-editing products, the FDA recommends, and clinical trial protocols typically provide for, long-term follow-up observation of treated subjects to monitor for delayed adverse events, and for products that involve genome editing the recommended duration of such follow-up may be up to 15 years. Comparable foreign regulatory authorities may impose similar requirements. These long-term follow-up obligations will require Serapha to maintain contact with, and collect data from, treated patients over an extended period, and will impose substantial additional costs and operational and recordkeeping burdens. If patients are lost to follow-up, or if long-term follow-up reveals delayed or previously unrecognized adverse effects, Serapha’s ability to obtain or maintain regulatory approval for, and to commercialize, SERP-01 could be adversely affected.

Disruptions at the FDA, the SEC and other government agencies and regulatory authorities caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Serapha’s business may rely, which could negatively impact its business.

The ability of the FDA to review regulatory filings and Serapha’s ability to commence human clinical trials can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC, and other government agencies on which Serapha’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies or comparable foreign regulatory authorities may also slow the time necessary for the review and approval of applications for clinical trial or marketing authorization, which would adversely affect Serapha’s business. For example, in recent years, including in 2018, 2019 and 2025, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. Additionally, action by the Trump administration to limit federal agency budgets or personnel may result in reductions to the FDA’s budget, employees, and operations, which may lead to slower response times and longer review periods, potentially affecting Serapha’s ability to progress development of its product candidates or obtain regulatory approval for its product candidates. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Serapha’s regulatory submissions, which could have a material adverse effect on its business. Further, future government shutdowns could impact Serapha’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue Serapha’s operations.

If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process Serapha’s regulatory submissions, which could have a material adverse effect on Serapha’s business.

Serapha may face difficulties from healthcare and regulatory legislative reform measures.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Serapha’s product candidates. Serapha cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, the Trump administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs. If Serapha is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Serapha is not able to maintain regulatory compliance, Serapha may lose any regulatory approval that it may have obtained and it may not achieve or sustain profitability.

Serapha’s business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose Serapha to penalties.

Serapha’s business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may expose Serapha to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which Serapha conducts its operations, including how it researches, markets, sells and distributes its product candidates, if approved.

Ensuring that Serapha’s internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. If Serapha’s operations are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to Serapha, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of Serapha’s operations. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if Serapha is successful in defending against any such actions that may be brought against it, Serapha’s business may be impaired.

Even if Serapha is able to commercialize any product candidates, due to unfavorable pricing regulations and/or third-party coverage and reimbursement policies, Serapha may not be able to offer such product candidates at competitive prices, which would seriously harm Serapha’s business.

Serapha intends to seek approval to market Serapha’s product candidates in both the United States and in selected foreign jurisdictions. If Serapha obtains approval in one or more foreign jurisdictions for Serapha’s product candidates, Serapha will be subject to rules and regulations in those jurisdictions. Serapha’s ability to successfully commercialize any product candidates that Serapha may develop will depend in part on the extent to which reimbursement for these product candidates and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. These entities may create preferential access policies for a competitor’s product, including a branded or generic/biosimilar product, over Serapha’s products in an attempt to reduce their costs, which may reduce Serapha’s commercial opportunity.

Serapha is subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Serapha can face criminal liability and other serious consequences for violations, which can harm Serapha’s business.

Serapha is subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which Serapha conducts activities. Governmental regulation of the import or export of Serapha’s drug candidates, or Serapha’s failure to obtain any required import or export authorization for its candidates, when applicable, could harm Serapha’s international operations. Furthermore, export control laws and economic sanctions prohibit the provision of certain items, technology, and services to countries, governments, and persons targeted by sanctions programs. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to or from recipients in the public or private sector. Serapha may engage third parties to sell Serapha’s products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. Serapha has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. Serapha can be held liable for the corrupt or other illegal activities of Serapha’s employees, agents, contractors, and other collaborators, even if Serapha does not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Governments outside the United States tend to impose strict price controls, which may adversely affect Serapha’s revenue, if any.

In some countries, particularly EU Member States, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a therapeutic. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced EU Member States, can further reduce prices. To obtain coverage and reimbursement or pricing approvals in some countries, Serapha or future collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of Serapha’s product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Serapha’s business, financial condition, results of operations or prospects could be materially and adversely affected.

While Serapha has received Regenerative Medicine Advanced Therapy and orphan drug designations for SERP-01, such designations may not lead to a faster development or regulatory review or approval process.

The FDA may grant Regenerative Medicine Advanced Therapy (“RMAT”) designation to a regenerative medicine therapy, including certain gene therapies, that is intended to treat a serious or life-threatening disease or condition and for which preliminary clinical evidence indicates the potential to address unmet medical needs for such a disease or condition. RMAT designation provides the benefits of the FDA’s Fast Track and Breakthrough Therapy designation programs, including greater interactions with the FDA and eligibility for rolling review of a marketing application, and may support eligibility for accelerated approval. Separately, the FDA may grant orphan drug designation to a product intended to treat a rare disease or condition affecting fewer than 200,000 individuals in the United States, which provides certain benefits, including tax credits, an exemption from BLA user fees and, upon the first approval of the product for the designated indication, potential eligibility for seven years of orphan drug marketing exclusivity. In May 2026, the FDA granted SERP-01 orphan drug designation for the treatment of PiZZ AATD and RMAT designation.

The designation of a product for RMAT or orphan drug status is within the discretion of the FDA. The receipt of such designations for a product candidate does not guarantee that there will be faster development or a faster or more streamlined regulatory review or approval process compared to products considered for approval under conventional FDA procedures. The receipt of these designations does not assure ultimate approval by the FDA. In addition, the FDA may later decide that the product candidate no longer meets the conditions to qualify for the RMAT designation, and Serapha may not receive the benefits of those programs for the relevant product candidate, or decide that the time period for FDA review or approval will not be shortened. Additionally, changes in the leadership of the FDA and other actions taken, including mass layoffs within the federal government, may impose constraints on the FDA’s ability to engage in activities in the normal course and may result in reductions to the FDA’s budget, employees and operations, which may lead to slower response times and longer review periods, potentially affecting Serapha’s ability to take advantage of the benefits of the RMAT and orphan drug designations granted to SERP-01, and to progress the development of, or obtain regulatory approval for, Serapha’s product candidates.

If Serapha is unable to obtain accelerated approval, the amount, size and duration of Serapha’s clinical trials could be greater than planned, which could increase the expense, reduce the likelihood, and/or delay the timing of obtaining necessary regulatory approvals. Even if Serapha receives accelerated approval, if confirmatory trials do not verify clinical benefit, or if Serapha does not comply with rigorous post-approval requirements, such authorities may withdraw accelerated approval.

Serapha intends to pursue development of SERP-01 in alignment with the FDA, including potentially seeking accelerated approval based on AATD biomarkers, such as restoration of serum AAT, as surrogate endpoints that may be reasonably likely to predict clinical benefit, subject to FDA agreement, and may seek other expedited development, review or approval status for its product candidates. Even if granted, there is no guarantee that receiving an expedited development, review or approval status from the FDA will lead to a faster development or regulatory review or approval process, and such status does not increase the likelihood that Serapha’s product candidates will ultimately receive marketing approval. The FDA may grant accelerated approval to a product designed to treat a serious or life-threatening condition that provides meaningful therapeutic advantage over available therapies and demonstrates an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. If Serapha chooses to pursue accelerated approval, there can be no assurance that the FDA will agree that Serapha’s proposed primary endpoint is an appropriate surrogate endpoint. Similarly, there can be no assurance that after subsequent FDA feedback, Serapha will continue to pursue accelerated approval or any other form of expedited development, review, or approval, even if Serapha initially decides to do so. Furthermore, if Serapha submits an application for accelerated approval, there can be no assurance that such application will be accepted or that approval will be granted on a timely basis, or at all. The FDA also could require Serapha to conduct further studies or trials prior to considering Serapha’s application or granting approval of any type. Serapha might not be able to fulfill the FDA’s requirements in a timely manner, which would cause delays, or approval might not be granted because Serapha’s submission is deemed incomplete by the FDA. Accelerated approval may be contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s predicted effect on irreversible morbidity or mortality or other clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022, the FDA may require, as appropriate, that such studies be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. The FDA may require that any such confirmatory study be initiated or substantially underway prior to the submission of an application for accelerated approval. Even if Serapha receives accelerated approval from the FDA, Serapha will be subject to rigorous post-approval requirements, including submission to the FDA of all promotional materials prior to their dissemination. The FDA could withdraw accelerated approval for multiple reasons, including Serapha’s failure to conduct any required post-approval study with due diligence, or the inability of such study to confirm the drug’s predicted clinical benefit relative to its risks. A failure to obtain accelerated approval or any other form of expedited review or approval for a product candidate could result in a longer time period prior to commercializing such product candidate, increase the cost of development of such product candidate, and harm Serapha’s competitive position in the marketplace. Comparable considerations apply outside of the United States.

Risks Related to the Combined Company

If any of the events described in “Risks Related to Boundless Bio” or “Risks Related to Serapha” occur, those events could cause potential benefits of the Merger not to be realized.

Following completion of the Merger, the Combined Company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to Boundless Bio” and “Risks Related to Serapha.” To the extent any of the events in the risks described in those sections occur, the potential benefits of the Merger may not be realized and the results of operations and financial condition of the Combined Company could be adversely affected in a material way. This could cause the market price of the Combined Company common stock to decline.

The market price of the Combined Company common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.

The market price of the Combined Company common stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the Combined Company common stock to fluctuate include:

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results of clinical trials and preclinical studies of the Combined Company’s product candidates, or those of the Combined Company’s competitors or the Combined Company’s existing or future collaborators;

•	failure to meet or exceed financial and development projections the Combined Company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	if the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the Combined Company or its competitors;

•	actions taken by regulatory agencies with respect to the Combined Company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the Combined Company’s ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the Combined Company’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;

•	sales of securities by the Combined Company or its securityholders in the future;

•	if the Combined Company fails to raise an adequate amount of capital to fund its operations or continued development of its product candidates;

•	trading volume of the Combined Company common stock;

•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to precision medicine product candidates, including with respect to other products in such markets;

•	the introduction of technological innovations or new therapies that compete with the products and services of the Combined Company; and

•	period-to-period fluctuations in the Combined Company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the Combined Company common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the Combined Company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased stockholder activism if the Combined Company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the Combined Company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results, financial condition and cash flows.

The Combined Company may incur losses for the foreseeable future and may never achieve profitability.

The Combined Company may never become profitable, even if it is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The Combined Company will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, are expected to result in substantially increased operating losses for at least the next several years. Even if the Combined Company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

If the Combined Company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

The Combined Company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The Combined Company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the Combined Company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could negatively impact its ability to implement its business plan successfully. If the Combined Company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The Combined Company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

The Combined Company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The Combined Company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of SERP-01 and Serapha’s future product candidates. The Combined Company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Additional capital may be costly or difficult to obtain. The sale of common stock or securities convertible or exchangeable into common stock could significantly dilute the Combined Company’s stockholders’ ownership interests or inhibit the Combined Company’s ability to achieve its business objectives. If the Combined Company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. In addition, any debt financing may subject the Combined Company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Combined Company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the Combined Company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the Combined Company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the Combined Company or its stockholders.

The Combined Company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The Combined Company will incur significant legal, accounting and other expenses as a public company that Serapha did not incur as a private company, including costs associated with public company reporting obligations under the Exchange Act. The Combined Company’s management team will consist of the executive officers of Serapha prior to the Merger. These executive officers and other personnel will need to devote substantial time to adhere to public company reporting requirements and comply with applicable laws and regulations to ensure that the Combined Company complies with all of these requirements. Any changes the Combined Company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the Combined Company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Upon completion of the Merger, failure by the Combined Company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.

Upon completion of the Merger, Boundless Bio, under the new name “Serapha Bio, Inc.,” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Boundless Bio agreed to use its commercially reasonable efforts to cause the shares of Boundless Bio Common Stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time. Based on information currently available to Boundless Bio, Boundless Bio anticipates that its stock will be unable to meet the $4.00 minimum bid price initial listing requirement at the Closing unless it effects the Nasdaq Reverse Split. Based on the recent trading prices of Boundless Bio Common Stock, Boundless Bio and Serapha currently estimate that a reverse stock split ratio of at least 1-for- would be required to increase the per-share market price to $4.00, which is the minimum initial listing price requirement of Nasdaq. The final reverse stock split ratio will be determined mutually by the Boundless Bio Board of Directors and the Serapha Board of Directors prior to the Closing based primarily on the then-current trading price of Boundless Bio Common Stock and the objective of achieving a post-closing per-share price that (1) satisfies Nasdaq’s listing requirements and (2) provides an appropriate and sustainable post-closing per-share market price that the parties believe will better position the Combined Company for long-term trading stability, investor interest and market visibility, taking into account prevailing market conditions and other relevant factors. Accordingly, the ratio effected is likely to be greater than the minimum necessary to satisfy Nasdaq’s listing standards. In addition, a reverse stock split will often not result in a trading price for the affected common stock that is proportional to the ratio of the split. Following the Merger, if the Combined Company is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the Combined Company that its shares of common stock will not be listed on Nasdaq.

Upon a potential delisting from Nasdaq, if the Combined Company common stock is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the Combined Company common stock; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker-dealers willing to execute trades in the Combined Company common stock. Also, it may be difficult for the Combined Company to raise additional capital if the Combined Company common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the Combined Company common stock and could have a material adverse effect on the Combined Company.

The Combined Company is expected to be eligible to report as a “smaller reporting company,” and as a result of the reduced reporting requirements applicable to such companies, the Combined Company’s securities may be less attractive to investors.

The Combined Company is expected to be eligible to report as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act. For as long as the Combined Company continues to be eligible to report as a “smaller reporting company,” it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “smaller reporting companies,” including reduced disclosure obligations regarding executive compensation in the Combined Company’s periodic reports, proxy statements and registration statements. The Combined Company may take advantage of these reporting exemptions until it is no longer a “smaller reporting company.” The Combined Company will remain a “smaller reporting company” until the last day of any fiscal year for so long as either (1) the market value of shares of Combined Company common stock held by non-affiliates does not equal or exceed $250.0 million as of the prior June 30th, or (2) the Combined Company’s annual revenues did not equal or exceed $100.0 million during such completed fiscal year and the market value of shares of Combined Company common stock held by non-affiliates did not equal or exceed $700.0 million as of the prior June 30th. In addition, if the Combined Company continues to be a “non-accelerated filer” as determined by Rule 12b-2 under the Exchange Act, or for so long as it continues to qualify as an “emerging growth company” as defined in the JOBS Act, it will continue to be exempt from the auditor attestation requirements in the assessment of the Combined Company’s internal controls over financial reporting, as required under the Sarbanes-Oxley Act.

The Combined Company will not be able to predict if investors will find the Combined Company common stock less attractive because it will rely on these exemptions. If some investors find the Combined Company’s securities less attractive because it relies on any of these exemptions, there may be a less active trading market for the Combined Company common stock and the price of the Combined Company common stock may be more volatile.

Once the Combined Company is no longer a “smaller reporting company” or otherwise no longer qualifies for applicable exemptions, the Combined Company will be subject to additional laws and regulations affecting public companies that will increase the Combined Company’s costs and the demands on management and could harm the Combined Company’s operating results and cash flows.

The Combined Company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the Combined Company file with the SEC annual, quarterly and current reports with respect to the Combined Company’s business and financial condition as well as other disclosure and corporate governance requirements. However, as described above, for at least the near term, the Combined Company expects to be able to take advantage of certain exemptions available to “smaller reporting companies.” Once the Combined Company is no longer a “smaller reporting company” or otherwise no longer qualifies for these exemptions, the Combined Company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the Combined Company is not able to comply with the requirements in a timely manner or at all, the Combined Company’s financial condition or the market price of the Combined Company common stock may be harmed. For example, if the Combined Company or its independent auditor identifies deficiencies in the Combined Company’s internal controls over financial reporting that are deemed to be material weaknesses, the Combined Company could face additional costs to remedy those deficiencies, the market price of the Combined Company common stock could decline or the Combined Company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

If the Combined Company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

Provided the Combined Company continues to be listed on Nasdaq, the Combined Company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the Combined Company maintain effective disclosure controls and procedures and internal controls over financial reporting. The Combined Company must perform system and process evaluation and testing of its internal controls over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. However, for so long as the Combined Company qualifies as a “non-accelerated filer” under Rule 12b-2 of the Exchange Act or as an “emerging growth company” under the JOBS Act, the Combined Company will not be required to have its independent registered public accounting firm attest to the effectiveness of its internal control over financial reporting pursuant to the Sarbanes-Oxley Act. As a private company, Serapha has not been required to document and test its internal controls over financial reporting nor has its management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal controls over financial reporting. Following the Merger, the Combined Company will be required to incur substantial professional fees and internal costs to expand its accounting and finance functions and expend significant management efforts. The Combined Company may experience difficulty in meeting these reporting requirements in a timely manner.

The Combined Company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The Combined Company’s internal controls over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the Combined Company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the Combined Company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Boundless Bio and Serapha expect the Combined Company to amend its bylaws to provide that, unless the Combined Company consents in writing to the selection of an alternative forum, certain designated courts will be the sole and exclusive forum for certain legal actions between the Combined Company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the Combined Company or its directors, officers, employees or stockholders.

Boundless Bio and Serapha expect the Combined Company to amend its bylaws to provide that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, or declines to accept, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the sole and exclusive forum for the following types of proceedings: (1) any derivative action or proceeding brought on the Combined Company’s behalf, (2) any action asserting a claim of or based on a breach of a fiduciary duty owed by any of the Combined Company’s current or former directors, officers, employees or stockholders to the Combined Company or its stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim arising pursuant to any provision of the Combined Company’s certificate of incorporation or its bylaws (in each case, as they may be amended from time to time) or that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, which for purposes of this risk factor is referred to herein as the “Delaware Forum Provision.” The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act and the Exchange Act. Boundless Bio and Serapha expect the Combined Company to also amend its bylaws to provide that, unless it consents in writing to an alternative forum, federal district courts of the United States will be the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, which for purposes of this risk factor is referred to herein as the “Federal Forum Provision.” There is uncertainty as to whether a court would enforce such a provision. The Federal Forum Provision will not apply to any causes of action arising under the Exchange Act. In addition, the bylaws of the Combined Company will provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of its capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived the Combined Company’s compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional costs on stockholders of the Combined Company in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or were permitted to select another jurisdiction. Additionally, the forum selection clauses in the bylaws of the Combined Company may limit its stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with the Combined Company or its directors, officers, employees or stockholders, which may discourage such lawsuits against the Combined Company and its directors, officers, employees and stockholders even though an action, if successful, might benefit its stockholders. Alternatively, if a court were to find the Delaware Forum Provision or the Federal Forum Provision contained in the Combined Company’s bylaws to be inapplicable or unenforceable in an action, the Combined Company may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations.

Provisions that will be in the Combined Company’s certificate of incorporation and bylaws and provisions under Delaware law could make an acquisition of the Combined Company more difficult and may prevent attempts by its stockholders to replace or remove its management.

Provisions that will be included in the Combined Company’s certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control of the Combined Company that stockholders may consider favorable, including transactions in which its common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Combined Company’s common stock, thereby depressing the market price of its common stock. In addition, because the Combined Company’s board of directors will be responsible for appointing the members of the Combined Company’s management team, these provisions may frustrate or prevent any attempts by the Combined Company’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the Combined Company board of directors. Among other things, these provisions will:

•	continue the use of a classified board of directors such that not all members of the Combined Company board of directors are elected at one time;

•	allow the authorized number of the Combined Company’s directors to be changed only by resolution of its board of directors;

•	limit the manner in which stockholders can remove directors from the Combined Company’s board of directors;

•	provide for advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by its stockholders by written consent;

•	limit who may call a special meeting of stockholders;

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authorize the Combined Company’s board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the Combined Company’s board of directors; and

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require the approval of the holders of at least 66 2/3% of the votes that all Combined Company stockholders would be entitled to cast to amend or repeal certain provisions of the Combined Company’s certificate of incorporation or bylaws.

Moreover, because the Combined Company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding Combined Company voting stock from merging or combining with the Combined Company.

Although Boundless Bio and Serapha believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with the Combined Company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the Combined Company’s stockholders to replace or remove then-current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Boundless Bio and Serapha do not anticipate that the Combined Company will pay any cash dividends in the foreseeable future other than the Boundless Bio Pre-Closing Dividend that Boundless Bio will declare and pay to the holders of record of outstanding shares of Boundless Bio Common Stock as of a record date prior to the Effective Time, to be set by the Boundless Bio Board of Directors as close as reasonably practicable to (but not later than) the anticipated Closing Date.

Other than the Boundless Bio Pre-Closing Dividend, the current expectation is that the Combined Company will retain its future earnings, if any, to fund the growth of the Combined Company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the Combined Company common stock will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the Combined Company common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for shares of Serapha Capital Stock. An active trading market for the shares of the Combined Company common stock may never develop or be sustained. If an active market for the Combined Company common stock does not develop or is not sustained, it may be difficult for the Combined Company’s stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the Combined Company’s stock price to decline.

If existing securityholders of Boundless Bio and Serapha sell, or indicate an intention to sell, substantial amounts of the Combined Company common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the Combined Company common stock could decline. Based on shares outstanding as of    , 2026, after giving effect to the estimated Exchange Ratio and the shares of Serapha Common Stock to be issued in the Serapha Pre-Closing Financing and shares expected to be issued upon completion of the Merger and prior to giving effect to the anticipated Nasdaq Reverse Split, the Combined Company is expected to have outstanding a total of approximately    million shares of common stock immediately following the completion of the Merger (or approximately     billion shares of common stock after giving effect to the exercise of Serapha Pre-Funded Warrants to be issued in the Serapha Pre-Closing Financing). Approximately     million shares (or approximately     billion shares, if Serapha Pre-Funded Warrants are exercised) will be freely tradeable upon completion of the Merger and approximately     million shares (or approximately     million shares, if Serapha Pre-Funded Warrants are exercised) will become available for sale in the public market beginning 180 days after the Closing as a result of the expiration of lock-up agreements between Boundless Bio on the one hand and certain securityholders of Serapha on the other hand (and without giving effect to any restrictions on resale under securities laws). In addition, shares of common stock that are subject to outstanding options of Serapha will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the Combined Company common stock could decline.

After completion of the Merger, the Combined Company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the Combined Company’s stockholders for approval.

Upon completion of the Merger, and giving effect to the issuance of the shares of Serapha Common Stock and Serapha Pre-Funded Warrants prior to the Closing pursuant to the Serapha Pre-Closing Financing, it is anticipated that the Combined Company’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately    % of the outstanding shares of Combined Company common stock (on a fully-diluted basis), subject to beneficial ownership limitations and certain assumptions, including, but not limited to, the Boundless Bio Net Cash as of Closing being $0. Boundless Bio management currently anticipates the Boundless Bio Net Cash as of Closing will be approximately $0, after giving effect to the Boundless Bio Pre-Closing Dividend, which is expected to be approximately $44 million to $48 million in the aggregate, and the currently estimated ownership percentages reflect this projection. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the Combined Company’s stockholders for approval, as well as the Combined Company’s management and affairs. For example, these stockholders, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the Combined Company’s assets. This concentration of voting power could delay or prevent an acquisition of the Combined Company on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the Combined Company, its business or its market, its stock price and trading volume could decline.

The trading market for the Combined Company common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the Combined Company common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of the Combined Company common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the Combined Company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and the proceeds from the Serapha Pre-Closing Financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The Combined Company will have broad discretion over the use of the cash and cash equivalents of the Combined Company and the proceeds from the Serapha Pre-Closing Financing. You may not agree with the Combined Company’s decisions, and its use of the proceeds may not yield any return on your investment. The Combined Company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the Combined Company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the Combined Company’s cash resources.

The Combined Company’s ability to use NOL carryforwards and other tax attributes may be limited, including as a result of the Merger.

As discussed above, each of Boundless Bio and Serapha has incurred losses during its history, and the Combined Company does not expect to become profitable in the near future and may never achieve profitability. As of December 31, 2025, Boundless Bio had federal and state NOL carryforwards of approximately $161.4 million and $231.3 million, respectively, and federal and state research and development tax credit carryforwards of approximately $9.3 million and $5.9 million, respectively. As of June 30, 2026, Serapha had federal and state NOL carryforwards of approximately $1.9 million and $1.9 million. Under current law, U.S. federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code,

U.S. federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. Boundless Bio has not completed an ownership change analysis pursuant to Section 382 of the Code, and has not performed a formal study of its research and development tax credits; as a result, the amount of NOL and research tax credit carryforwards available to offset future taxable income may be significantly reduced, restricted or eliminated if ownership changes within the meaning of Section 382 of the Code are identified as having occurred, and the amount of research tax credits may be reduced upon completion of such a study. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Combined Company’s ability to utilize its NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including, as discussed above, in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the Combined Company earns taxable income, such limitations could result in increased future income tax liability to the Combined Company, and the Combined Company’s future cash flows could be adversely affected.

Changes in tax law could adversely affect the Combined Company’s business and financial condition.

The Combined Company is subject to federal, state and local income and other taxes in the United States and in foreign jurisdictions because of the scope of its operations. New tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted differently, changed, repealed or modified at any time. Any such enactment, interpretation, change, repeal or modification could adversely affect the Combined Company, possibly with retroactive effect. For example, the U.S. government enacted legislation commonly referred to as the OBBBA that (along with prior U.S. federal tax reform legislation) has resulted in significant changes to the taxation of business entities, including, among other changes, the imposition of minimum taxes and excise taxes, changes to the taxation of income derived from international operations, changes in the deduction and amortization of research and development expenditures, and limitations on the deductibility of business interest. Future guidance from the IRS and other taxing authorities with respect to this and other legislation may affect the Combined Company, and certain aspects of such legislation could be repealed or modified in future legislation or sunset in future years. In addition, it is uncertain if and to what extent various states will conform to federal law. To the extent that any such changes in tax laws and regulations have a negative impact on the Combined Company, including as a result of related uncertainty, its business, financial condition, results of operations and cash flows may be materially and adversely impacted.

Unfavorable global economic conditions could adversely affect the Combined Company’s business, financial condition, results of operations or cash flows.

The Combined Company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the Combined Company’s business, including weakened demand for the Combined Company’s product candidates and the Combined Company’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain the Combined Company’s suppliers, possibly resulting in supply disruption. Any of the foregoing could harm the Combined Company’s business and the Combined Company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements relating to Boundless Bio, Serapha, the Merger and the other proposed transactions contemplated thereby.

These forward-looking statements include express or implied statements relating to Boundless Bio’s and Serapha’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Boundless Bio, Serapha or the proposed transaction will be those that have been anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Boundless Bio’s or Serapha’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the risk that the conditions to the Closing are not satisfied, including the failure to obtain stockholder approval for the Merger; the risk that the Serapha Pre-Closing Financing is not completed in a timely manner or at all; uncertainties as to the timing of the consummation of the transaction and the ability of each of Boundless Bio and Serapha to consummate the transaction, including the Serapha Pre-Closing Financing; risks related to Boundless Bio’s continued listing on Nasdaq until Closing; risks related to Boundless Bio’s and Serapha’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, as well as uncertainties regarding the impact any delay in the Closing would have on the anticipated cash resources of the Combined Company upon Closing and other events and unanticipated spending and costs that could reduce the Combined Company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; statements regarding the Boundless Bio Pre-Closing Dividend that Boundless Bio may pay Boundless Bio’s stockholders in connection with the completion of the Merger; the effect of the announcement or pendency of the Merger on Boundless Bio’s or Serapha’s business relationships, operating results and business generally; costs related to the Merger; the outcome of any legal proceedings that may be instituted against Boundless Bio, Serapha or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of Serapha to protect its intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; adverse legislative, regulatory, political and economic developments; the risk of setbacks in Serapha’s plans to develop and commercialize product candidates for the treatment of AATD; Serapha’s ability to maintain the YolTech License Agreement and enter into new license and collaboration agreements; the outcome of the Beam Litigation and any other existing or future litigation or claims, including claims of trade secret misappropriation or patent infringement relating to SERP-01, and the costs of defending against such litigation or claims; delays or challenges in Serapha’s ongoing and future preclinical studies and clinical trials and the reporting of data from those studies and trials; the risk that the efficacy and safety of Serapha’s product candidates will be disappointing compared with expectations; Serapha’s plans relating to the further development of its programs, including additional indications Serapha may pursue; the risk that the size of the market opportunity for Serapha’s programs, including Serapha’s estimates of the number of patients who suffer from the diseases it is targeting may be lower than expected; Serapha’s reliance on third parties to conduct additional preclinical studies and clinical trials of its programs and for the manufacture of Serapha’s programs for preclinical studies and clinical trials; the risk of negative developments in the cost, timing and results of Serapha’s preclinical and clinical development activities and planned clinical trials; Serapha’s plans regarding, and its ability to maintain, obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize its programs; and the timing of and Serapha’s ability to obtain and maintain regulatory approvals for its product candidates, as well as future product candidates.

Should one or more of these risks or uncertainties materialize, or should any of Boundless Bio’s or Serapha’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that Boundless Bio considers immaterial or which are unknown. It is not possible to predict or identify all such risks. Boundless Bio’s and Serapha’s forward-looking statements only speak as of the date they are made, and Boundless Bio and Serapha do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

For a discussion of the factors that may cause Boundless Bio, Serapha or the Combined Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Boundless Bio and Serapha to complete the Merger and the effect of the Merger on the business of Boundless Bio, Serapha and the Combined Company, please see the section titled “Risk Factors” beginning on page 20 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Boundless Bio and incorporated by reference herein. Please see the section titled “Where You Can Find More Information” beginning on page 392 of this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Boundless Bio, Serapha or the Combined Company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Boundless Bio and Serapha do not undertake any obligation to (and expressly disclaim any such obligation to) publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF BOUNDLESS BIO STOCKHOLDERS

Date, Time and Place

The Boundless Bio Special Meeting will be held on    , 2026, commencing at    Pacific Time, unless postponed or adjourned to a later date. The Boundless Bio Special Meeting will be held entirely online via live audio webcast. Please visit www.proxydocs.com/BOLD for more details. You may register to attend the meeting at www.proxydocs.com/BOLD. You will be able to vote online during the meeting. You will need the control number included on your proxy card or on the instructions that accompanied your proxy materials to attend the meeting. Boundless Bio is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Boundless Bio Board of Directors for use at the Boundless Bio Special Meeting and any adjournments or postponements of the Boundless Bio Special Meeting. This proxy statement/prospectus is first being furnished to Boundless Bio stockholders on or about    , 2026.

You may submit a question in advance of the Boundless Bio Special Meeting as a part of the registration process. Questions pertinent to the Boundless Bio Special Meeting and that are submitted in accordance with Boundless Bio’s rules of conduct for the Boundless Bio Special Meeting will be answered during the Boundless Bio Special Meeting, subject to applicable time constraints. Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once. In order to promote fairness, efficient use of time, and in order to ensure all stockholders are responded to, Boundless Bio will respond to up to two questions from a single stockholder.

Purpose of the Boundless Bio Special Meeting

The purposes of the Boundless Bio Special Meeting are:

(1) To approve the issuance of shares of common stock of Boundless Bio, par value $0.0001 per share (the “Boundless Bio Common Stock”), (including the shares of Boundless Bio Common Stock issuable upon exercise of Assumed Warrants and the Boundless Bio Pre-Funded Warrants) to stockholders of Serapha Bio, Inc. (“Serapha”) pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of June 22, 2026, as amended by Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of August 28, 2026 (as amended, the “Merger Agreement”), by and among Boundless Bio, Serapha and Boulder Merger Sub Corp. (“Merger Sub”), a copy of which is attached as Annex A, pursuant to which, among other matters, Merger Sub will merge with and into Serapha, with Serapha surviving as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the merger (the “Merger”), which will (i) represent more than 20% of the shares of Boundless Bio Common Stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b);

(2) To approve an amendment to the amended and restated certificate of incorporation of Boundless Bio (the “Boundless Bio Charter”) to effect a reverse stock split of Boundless Bio’s issued and outstanding common stock at a ratio determined by the Boundless Bio Board of Directors and agreed to by Serapha, of one new share of Boundless Bio Common Stock for every    to    shares (or any number in between) of outstanding Boundless Bio Common Stock, in the form attached as Annex B;

(3) To approve an amendment to the Boundless Bio Charter to increase the number of shares of Boundless Bio Common Stock that Boundless Bio is authorized to issue from 700,000,000 to    , in the form attached as Annex C;

(4) To approve the Serapha Bio, Inc. 2026 Stock Incentive Plan;

(5) To approve the Serapha Bio, Inc. 2026 Employee Stock Purchase Plan;

(6) To approve an adjournment of the Boundless Bio Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3; and

(7) To transact such other business as may properly come before the stockholders at the Boundless Bio Special Meeting or any adjournment or postponement thereof.

Each of Proposal Nos. 1, 2 and 3 is a condition to completion of the Merger. The issuance of Boundless Bio Common Stock, including shares of Boundless Bio Common Stock issuable upon exercise of Assumed Warrants issued in exchange for Serapha Pre-Funded Warrants sold in the Serapha Pre-Closing Financing and the Boundless Bio Pre-Funded Warrants, and the change of control of Boundless Bio resulting from the Merger will not take place unless Proposal Nos. 1, 2 and 3 are approved by Boundless Bio stockholders and the Merger is consummated. The amendment to the Boundless Bio Charter to increase the number of authorized shares of Boundless Bio Common Stock also will not take place unless Proposal Nos. 1, 2, and 3 are approved by Boundless Bio stockholders and the Merger is consummated. However, the Boundless Bio Board of Directors may determine to effect the Nasdaq Reverse Split if approved by Boundless Bio stockholders following the special meeting, even if either Proposal No. 1 or Proposal No. 3 is not approved, or the Merger is not otherwise completed.

The approvals of Proposal Nos. 4, 5 and 6 are not conditions to the completion of the Merger. The implementation of Proposal Nos. 4 and 5 are each conditioned on the consummation of the Merger. Boundless Bio does not expect that any matter other than the Proposals will be brought before the Boundless Bio Special Meeting.

Recommendation of the Boundless Bio Board of Directors

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The Boundless Bio Board of Directors has determined and believes that the issuance of shares of Boundless Bio Common Stock, including shares of Boundless Bio Common Stock issuable upon the exercise of Assumed Warrants and Boundless Bio Pre-Funded Warrants, pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, Boundless Bio and its stockholders and has approved such issuance. The Boundless Bio Board of Directors unanimously recommends that Boundless Bio stockholders vote “FOR” the Nasdaq Stock Issuance Proposal.

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The Boundless Bio Board of Directors has determined and believes that it is fair to, in the best interests of, and advisable to, Boundless Bio and its stockholders to approve the amendment to Boundless Bio’s charter to effect the Nasdaq Reverse Split, as described in this proxy statement/prospectus. The Boundless Bio Board of Directors unanimously recommends that Boundless Bio stockholders vote “FOR” the Nasdaq Reverse Split Proposal.

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The Boundless Bio Board of Directors has determined and believes that it is fair to, in the best interests of, and advisable to, Boundless Bio and its stockholders to approve the amendment to Boundless Bio’s charter to increase the number of shares of Boundless Bio Common Stock that Boundless Bio is authorized to issue from 700,000,000 to    , in the form attached as Annex C, as described in this proxy statement/prospectus. The Boundless Bio Board of Directors unanimously recommends that Boundless Bio stockholders vote “FOR” the Authorized Share Increase Proposal.

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The Boundless Bio Board of Directors has determined and believes that it is fair to, in the best interests of, and advisable to, Boundless Bio and its stockholders to approve the Serapha Bio, Inc. 2026 Stock Incentive Plan, as described in this proxy statement/prospectus. The Boundless Bio Board of Directors unanimously recommends that Boundless Bio stockholders vote “FOR” the Stock Plan Proposal.

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The Boundless Bio Board of Directors has determined and believes that it is fair to, in the best interests of, and advisable to, Boundless Bio and its stockholders to approve the Serapha Bio, Inc. 2026 Employee Stock Purchase Plan, as described in this proxy statement/prospectus. The Boundless Bio Board of Directors unanimously recommends that Boundless Bio stockholders vote “FOR” the ESPP Proposal.

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The Boundless Bio Board of Directors has determined and believes that adjourning the Boundless Bio special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the

Nasdaq Stock Issuance Proposal, the Nasdaq Reverse Split Proposal and/or the Authorized Share Increase Proposal is fair to, in the best interests of, and advisable to, Boundless Bio and its stockholders and has approved and adopted the proposal. The Boundless Bio Board of Directors unanimously recommends that Boundless Bio stockholders vote “FOR” the Adjournment Proposal, if necessary.

Record Date and Voting Power

Only holders of record of Boundless Bio Common Stock at the close of business on the Record Date of    , 2026, are entitled to notice of, and to vote at, the Boundless Bio Special Meeting. At the close of business on    , 2026, there were     registered holders of record of Boundless Bio Common Stock and there were     shares of Boundless Bio Common Stock issued and outstanding. Each share of Boundless Bio Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Boundless Bio Board of Directors for use at the Boundless Bio Special Meeting.

If, as of the Record Date referred to above, your shares were registered directly in your name with the transfer agent for Boundless Bio Common Stock, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote online during the Boundless Bio Special Meeting or vote by proxy. Whether or not you plan to attend the Boundless Bio Special Meeting, Boundless Bio urges you to vote by proxy over the telephone or on the internet as instructed below or return the proxy card Boundless Bio may mail to you to ensure your vote is counted, the form of which is attached hereto as Annex D.

The procedures for voting are as follows:

If you are a stockholder of record, you may attend the Boundless Bio Special Meeting online and vote online during the meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the Boundless Bio Special Meeting, Boundless Bio encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Boundless Bio Special Meeting, you may still attend the Boundless Bio Special Meeting and vote. In such case, your previously submitted proxy will be disregarded.

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To vote online during the meeting, you must register to attend the meeting at www.proxydocs.com/BOLD and provide your control number by 2:00 p.m. Pacific Time on    , 2026. After completion of your registration, further instructions, including a unique link to access the Boundless Bio Special Meeting, will be emailed to you. If you attend the Boundless Bio Special Meeting and vote online during the meeting, your vote will revoke any proxy that you have previously submitted. Simply attending the Boundless Bio Special Meeting will not, by itself, revoke your proxy. Please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone or similar companies.

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To vote using the proxy card, simply complete, sign and date the proxy card that you may request or that Boundless Bio may elect to deliver at a later time and return it promptly in the envelope provided. If you return your signed proxy card to Boundless Bio before the special meeting, Boundless Bio will vote your shares as you direct in accordance with the proxy card.

•	You can vote by proxy over the telephone by calling the toll-free number found on the proxy card. Your telephone vote must be received by 8:59 p.m. Pacific Time on , 2026 to be counted.

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You can vote by proxy over the internet by following the instructions provided on the proxy card. You will be asked to provide the company number and control number on the enclosed proxy card. Your internet vote must be received by 8:59 p.m. Pacific Time on    , 2026 to be counted.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from Boundless Bio. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote at the Boundless Bio Special Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

Boundless Bio provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you are a beneficial owner of shares held in street name and you do not instruct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, bank or other agent is not entitled to vote your shares with respect to “non-routine” proposals. Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers choose not to exercise their discretionary voting authority. As a result, Boundless Bio urges you to direct your broker, bank or other agent how to vote your shares on all proposals to ensure that your vote is counted.

Broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Boundless Bio Special Meeting. Broker non-votes, if any, will not be counted as “votes properly cast” and will therefore have no effect on Proposal Nos. 1, 2, 3, 4, 5 and 6.

All properly executed proxies that are not revoked will be voted at the Boundless Bio Special Meeting and at any adjournments or postponements of the Boundless Bio Special Meeting in accordance with the instructions contained in the proxy. If a stockholder of record of Boundless Bio Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of the Boundless Bio Board of Directors.

Required Vote

The presence, in person or being represented by proxy, at the Boundless Bio Special Meeting of the holders of a majority in voting power of Boundless Bio Common Stock outstanding and entitled to vote at the Boundless Bio Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the proposals. Abstentions and broker non-votes, if any, will be counted towards the presence of a quorum. The affirmative vote of a majority of the votes properly cast for and against by the holders of Boundless Bio Common Stock at the Boundless Bio Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 3, 4, 5, and 6.

Each of Proposal No. 1, Proposal No. 2 and Proposal No. 3 is a condition to completion of the Merger. The closing of the Serapha Pre-Closing Financing is conditioned upon the satisfaction or waiver of each of the conditions to the closing of the Merger as well as certain other conditions. Therefore, the Merger and the Serapha Pre-Closing Financing cannot be consummated without the approval of Proposal Nos. 1, 2 and 3. The issuance of Boundless Bio Common Stock in connection with the Merger and the change of control of Boundless Bio resulting from the Merger will not take place unless Proposal Nos. 1, 2 and 3 are approved by Boundless Bio stockholders and the Nasdaq Reverse Split and increase in authorized shares is effected and the Merger is consummated. The amendment to the Boundless Bio Charter to effect the Nasdaq Reverse Split will not take place unless Proposal No. 2 is approved by the requisite Boundless Bio stockholders. Boundless Bio may still elect to proceed with the Nasdaq Reverse Split if Proposal No. 2 is approved by Boundless Bio’s stockholders even if Proposal No. 1 and/or Proposal No. 3 is not approved, or even if approved, the Merger is not consummated. The amendment to the Boundless Bio Charter to increase the number of authorized shares of

Boundless Bio Common Stock will not take place unless Proposal Nos. 1, 2, and 3 are approved by Boundless Bio stockholders and the Merger is consummated. Additionally, the implementation of Proposal Nos. 4 and 5 are each conditioned on the consummation of the Merger. Therefore, if Proposal No. 1, Proposal No. 2 and Proposal No. 3 are not approved and the Merger is not consummated, Proposal Nos. 4 and 5 will each have no effect, even if approved by Boundless Bio stockholders.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions, and broker non-votes, if any. Abstentions and broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Boundless Bio Special Meeting, but will not be counted as votes cast and will have no effect on the outcome of the vote for each proposal.

As described in the accompanying proxy statement/prospectus, certain Boundless Bio stockholders who in the aggregate beneficially owned approximately 1.7% of the outstanding shares of Boundless Bio Common Stock as of June 22, 2026, and Decheng Capital Global Life Sciences Fund V-A, L.P., Decheng Capital Global Life Sciences Fund V-B, L.P., Decheng Capital Global Life Sciences Fund V, L.P., RA Capital Healthcare Fund, L.P., RA Capital Nexus Fund IV, L.P. and RTW Holdings X, LLC (solely in their respective capacities as Serapha stockholders), who in the aggregate owned approximately 65.0% of the outstanding shares of Serapha Capital Stock as of June 22, 2026, are parties to stockholder support agreements with Boundless Bio and Serapha whereby such stockholders have agreed to vote in favor of the approval of the transactions contemplated therein, including, with respect to such Serapha stockholders, adoption of the Merger Agreement and approval of the Merger and, with respect to such Boundless Bio stockholders, Proposal Nos. 1, 2 and 3, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Serapha stockholders holding a sufficient number of shares of Serapha Capital Stock to adopt the Merger Agreement and approve the Merger and related transactions will be asked to execute written consents providing for such adoption and approval.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Boundless Bio may solicit proxies from Boundless Bio stockholders by personal interview, telephone, email, fax or otherwise. Boundless Bio and Serapha will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Boundless Bio Common Stock for the forwarding of solicitation materials to the beneficial owners of Boundless Bio Common Stock. Boundless Bio will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. Boundless Bio has retained MacKenzie Partners, Inc. as its proxy solicitor.

Boundless Bio will pay the fees of the Proxy Solicitor, which Boundless Bio expects to be approximately $17,500, plus reimbursement for certain out-of-pocket expenses. Boundless Bio has agreed to indemnify the Proxy Solicitor and related parties against certain liabilities and expenses arising out of its services in connection with the special meeting.

Other Matters

As of the date of this proxy statement/prospectus, the Boundless Bio Board of Directors does not know of any business to be presented at the Boundless Bio Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Boundless Bio Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 191 of this proxy statement/prospectus describe the material aspects of the Merger and the Merger Agreement. While Boundless Bio and Serapha believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 392 of this proxy statement/prospectus.

Background of the Transaction

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Boundless Bio Board of Directors or committees thereof or the representatives of Boundless Bio, Serapha or other parties. In addition to formal meetings of the Boundless Bio Board of Directors, Boundless Bio management had informal discussions with the Boundless Bio Board of Directors throughout the process. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among Serapha management and Boundless Bio management and members of the Boundless Bio Board of Directors and the Serapha Board of Directors, along with Boundless Bio’s financial advisor and Boundless Bio’s and Serapha’s respective legal counsel.

Prior to the commencement of its strategic alternatives process (discussed below), Boundless Bio was focused on researching and developing extrachromosomal DNA-directed therapeutic candidates (“ecDTx”) for the treatment of oncogene amplified cancers. Boundless Bio’s lead ecDTx, BBI-940, was a novel, oral, selective kinesin degrader in early clinical development. Boundless Bio had also been investigating BBI-355 and BBI-825 in clinical trials. As described below, Boundless Bio made decisions to cease enrollment of its clinical trials based on clinical data, market conditions and its evaluation of strategic alternatives.

In an effort to enhance stockholder value, the Boundless Bio Board of Directors and Boundless Bio management regularly reviewed and discussed Boundless Bio’s business, performance, financial condition, near- and long-term operations and strategic priorities. These reviews and discussions included, among other things, the risks and benefits associated with Boundless Bio’s product candidates, current and anticipated business and industry trends, the competitive landscape, regulatory conditions, the financial markets and the macroeconomic environment.

As part of these ongoing evaluations, the Boundless Bio Board of Directors and Boundless Bio management also considered various strategic business initiatives intended to strengthen Boundless Bio’s business and enhance stockholder value. These initiatives included opportunities for strategic relationships, collaborations and other potential long-term strategic options to develop and commercialize Boundless Bio’s product candidates, broaden Boundless Bio’s pipeline, improve opportunities to license or acquire rights to product candidates, and/or otherwise enhance stockholder value.

With a concerted focus on in-licensing over the course of approximately two years preceding the execution of the Merger Agreement, Boundless Bio had conducted extensive efforts to identify and in-license new clinical-stage assets, identifying over 200 opportunities globally, evaluating over 100, conducting varying levels of diligence on over 50, and performing extensive work on three. Boundless Bio determined that pursuing such identified in-licensing opportunities involved substantial deal and timing risk and, if pursued, would have required highly dilutive financing, if such financing were available at all, and, taking into account all other factors considered, would not be in the best interests of stockholders.

On January 20, 2026, Boundless Bio announced its intention to cease enrollment in the Phase 1/2 POTENTIATE clinical trial evaluating the combination of BBI-355 and BBI-825 based on market conditions, available data, and the prioritization of its BBI-940 program.

On March 2, 2026, Zachary Hornby, Boundless Bio’s Chief Executive Officer, and representatives of Lucid met and discussed opportunities for possible strategic options for Boundless Bio.

On March 6, 2026, the Boundless Bio Board of Directors held a meeting at which it continued to discuss, among other things, in-licensing opportunities, strategic opportunities and contingency planning with respect to its BBI-940 development efforts, and efforts to minimize Boundless Bio’s long-term lease liability to improve value for stockholders.

In March 2026, a member of the Boundless Bio Board of Directors introduced Boundless Bio management to a privately-held biotechnology company (“Party A”) potentially interested in a strategic transaction with Boundless Bio, and on March 25, 2026, Party A signed a non-disclosure agreement with Boundless Bio in connection with the evaluation of strategic alternatives. The non-disclosure agreement did not contain an exclusivity or standstill provision. Thereafter, Party A engaged with Boundless Bio management in discussions on various combination structures in connection with raising additional financing and Party A ceased such discussions on or prior to May 20, 2026.

On April 13, 2026, Boundless Bio entered into an agreement with the landlord for its headquarters facility to terminate its long-term lease for approximately 50,000 square feet that was not set to expire until 2034 and entered into a new, shorter-term lease for approximately 10,000 square feet commencing on June 1, 2026, reducing its long-term lease liability.

In May 2026, Boundless Bio management directed Lucid to evaluate strategic alternatives, including outreach to potential reverse merger transaction counterparties.

Throughout May 2026, Lucid reached out to select counterparties to identify potential strategic transaction opportunities for Boundless Bio. At the direction of Boundless Bio management, Lucid’s outreach was focused on identifying potential counterparty companies that had or would be able to raise significant capital to fund their respective pipelines, thereby best allowing Boundless Bio stockholders to participate in new opportunities with mitigated financing risk while also allowing for a return of capital to Boundless Bio stockholders. In total, Lucid conducted outreach to approximately 14 potential counterparties. Five potential counterparties entered into non-disclosure agreements as further described below, none of which contained an exclusivity or standstill provision.

On May 12, 2026, Boundless Bio entered into a non-disclosure agreement with a life sciences investment firm (“Party B”) in connection with potential reverse merger opportunities. On or about May 20, 2026, Party B informed Lucid that it was no longer interested in a transaction with Boundless Bio.

On May 14, 2026, Boundless Bio entered into a non-disclosure agreement with RTW Investments, LP, a life sciences investment firm, with respect to Serapha, a company co-founded by RTW and RA Capital Management, LP.

On May 16, 2026, Boundless Bio entered into a non-disclosure agreement with a privately-held biotechnology company (“Party C”) in connection with a potential reverse merger transaction.

On May 18, 2026, Boundless Bio executed a non-disclosure agreement with an additional privately-held biotechnology company (“Party D”), regarding a potential reverse merger transaction with Boundless Bio.

On May 19, 2026, RA Capital also signed a non-disclosure agreement with Boundless Bio in connection with its consideration of a potential transaction involving Serapha.

On May 20, 2026, Lucid received an initial term sheet from Wedbush Securities Inc. (“Wedbush”), financial advisor to Serapha, setting forth proposed terms for a potential reverse merger transaction of Boundless Bio and Serapha. The initial term sheet contemplated, among other things, the Boundless Bio Pre-Closing Dividend and a Boundless Bio valuation of $10 million (assuming $0 of Boundless Bio net cash at closing, after giving effect to the Boundless Bio Pre-Closing Dividend), a Serapha valuation of $150.0 million, and a concurrent private placement equity financing of $200.0 million. The term sheet included a proposed mutual exclusivity period of 30 days.

On May 26, 2026, Boundless Bio held a call with representatives of Serapha and Wedbush to learn about the product candidate Serapha was in-licensing, development plans and proposed transaction structure. Following that call, Lucid sent a revised term sheet to Wedbush on Boundless Bio’s behalf, reflecting, among other things, an increase in the Boundless Bio valuation to $15.0 million (assuming $0 of Boundless Bio net cash at closing, after giving effect to the Boundless Bio Pre-Closing Dividend) and a mutual 45-day exclusivity period.

Also on May 26, 2026, Boundless Bio conducted a separate call with representatives of Party D to evaluate that opportunity; following the call, Party D provided Boundless Bio with a non-binding proposal letter outlining proposed terms for a potential reverse merger transaction with Boundless Bio, including the Boundless Bio Pre-Closing Dividend, a proposed Party D valuation range of $135.0 million to $150.0 million, a proposed Boundless Bio valuation of $11.5 million (assuming $0 of Boundless Bio net cash at closing, after giving effect to the Boundless Bio Pre-Closing Dividend), and a proposed concurrent private placement of $125.0 million.

Between May 27 and May 29, 2026, Lucid and Wedbush continued to exchange revised Serapha term sheets on behalf of Boundless Bio and Serapha, respectively. The negotiations during this period focused on, among other things, the valuation to be ascribed to Boundless Bio and the duration of the mutual exclusivity period, and on May 29, 2026, Wedbush confirmed that Serapha was in a position to execute a letter of intent on the terms discussed.

Throughout the course of discussions with the various parties, Mr. Hornby met with each member of the Boundless Bio Board of Directors to discuss updates, including the potential business combination with Serapha and others.

On May 28, 2026, Lucid, on behalf of Boundless Bio, delivered a term sheet to Party D in response to Party D’s proposal letter, which proposed, among other things, the Boundless Bio Pre-Closing Dividend, a Party D valuation of $142.5 million, an increase in the Boundless Bio valuation to $15.0 million (assuming $0 of Boundless Bio net cash at closing, after giving effect to the Boundless Bio Pre-Closing Dividend), a concurrent private placement of $125.0 million, and a mutual 45-day exclusivity period.

On or about May 28, 2026, discussions between Boundless Bio and Party C ceased as Party C had not sufficiently progressed in forming a committed financing syndicate to offer a concurrent private placement that would be competitive with the other opportunities under consideration.

On May 29, 2026, Lucid received a markup from Party D of the Party D term sheet, which counter-proposed certain terms including, among other things, a Boundless Bio valuation of $13.0 million (assuming $0 of Boundless Bio net cash at closing, after giving effect to the Boundless Bio Pre-Closing Dividend) and the elimination of the previously proposed mutual 45-day exclusivity period in favor of a proposal that the parties negotiate and execute a long-form non-binding letter of intent within seven days following execution of the term sheet.

On May 30, 2026, the Boundless Bio Board of Directors held a meeting at which members of Boundless Bio management and representatives of Lucid and Latham & Watkins LLP (“Latham”), Boundless Bio’s outside legal counsel, were present.

Boundless Bio management reviewed with the Boundless Bio Board of Directors preliminary data from the KOMODO-1 clinical trial. In considering potential next steps of the BBI-940 program, the Boundless Bio Board of Directors and management considered a broad number of factors, including, among other things, development opportunities, clinical execution and trial risk, and the capital requirements to obtain initial safety and efficacy data and further develop BBI-940.

Boundless Bio management then provided an update on Boundless Bio’s in-licensing search and evaluation efforts, reviewed key activities over the past two years, and the Boundless Bio Board of Directors discussed various considerations including the likely dilutive financing requirements to support a new in-licensed program as well as timing requirements and related risks in continued search and selection efforts.

Lucid then presented an overview of its outreach to identify potential counterparties, discussions to date, and reviewed with the Boundless Bio Board of Directors the transaction terms then under negotiation for each of the Serapha and Party D opportunities, including the respective proposed valuations, financing structures and expected post-closing ownership for Boundless Bio stockholders. With respect to the two proposals, Lucid noted that the Serapha opportunity involved a Phase 2-ready, in-licensed asset targeting a rare genetic disorder, with anticipated financing led by RTW and RA Capital of approximately $200.0 million, a proposed Serapha valuation of $150.0 million, a proposed Boundless Bio valuation then under negotiation between $12.5 million and $15.0 million (assuming $0 of Boundless Bio net cash at closing, after giving effect to the Boundless Bio Pre-Closing Dividend), and a term sheet that included binding mutual exclusivity provisions for a period of 30 days effective immediately upon execution. By contrast, the Party D opportunity involved a Phase 3 asset, with anticipated financing led by other institutional investors of approximately $125.0 million, a proposed Party D valuation of $142.5 million, a proposed Boundless Bio valuation of $13.0 million (assuming $0 of Boundless Bio net cash at closing, after giving effect to the Boundless Bio Pre-Closing Dividend), and a proposal to defer exclusivity provisions to a subsequent long-form letter of intent to be negotiated within seven days of signing rather than committing to exclusivity at signing the non-binding term sheet. Boundless Bio management and the Boundless Bio Board of Directors considered among other things the relative development stage, financing profile, proposed economics and relative certainty of each opportunity.

Representatives of Latham discussed with the Boundless Bio Board of Directors its fiduciary duties under Delaware law in connection with the evaluation of strategic alternatives, including, but not limited to, its fiduciary duties in connection with a reverse merger transaction.

Following discussion and comparison of the two proposals and taking into account all factors considered, the Boundless Bio Board of Directors approved entering into a term sheet on the terms presented by Serapha, and, until such time as a satisfactory term sheet was executed, authorized Boundless Bio management to concurrently seek to improve the term sheets for each counterparty. The Boundless Bio Board of Directors also approved the formal engagement of Lucid and, following the meeting, on May 30, 2026, Boundless Bio executed Lucid’s engagement letter, pursuant to which Boundless Bio retained Lucid as its exclusive financial advisor in connection with the evaluation and negotiation of a potential sale or strategic transaction.

Between May 30, 2026 and the execution of the Merger Agreement, Boundless Bio continued to evaluate data from the KOMODO-1 clinical trial and, based on additional preliminary pharmacokinetic exposure data from the KOMODO-1 clinical trial indicating that the human oral bioavailability of BBI-940 was lower than had been predicted based on preclinical studies, Boundless Bio determined that the data did not support continued clinical development of BBI-940.

On June 1, 2026, Boundless Bio executed a Letter of Intent with Serapha (the “LOI”) setting forth the principal terms of the proposed reverse merger transaction, including a mutual exclusivity provision restricting Boundless Bio and Serapha from soliciting or engaging in discussions regarding alternative acquisition proposals during a period commencing upon execution of the LOI and terminating no earlier than the 30th day thereafter. The LOI contemplated, among other things, a Boundless Bio valuation of $12.5 million (assuming $0 of

Boundless Bio net cash at closing, after giving effect to the Boundless Bio Pre-Closing Dividend), a Serapha valuation of $150.0 million and a total financing size of $200.0 million. The contemplated transaction involved a reverse merger of Serapha into a subsidiary of Boundless Bio, with Boundless Bio stockholders receiving the Boundless Bio Pre-Closing Dividend and maintaining a minority equity ownership position in the Combined Company. Following execution of the LOI, Boundless Bio and Serapha, along with their respective financial and legal advisors, convened a call and discussed aspects of the transaction, including next steps and certain due diligence matters.

On June 7, 2026, Latham sent the initial draft of the Merger Agreement to Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), outside legal counsel to Serapha.

Beginning on June 9, 2026 and continuing regularly through the execution of the Merger Agreement, representatives of Boundless Bio, Lucid, Latham, Serapha, Wedbush and Gibson Dunn held calls to discuss the status of the transaction, open issues in the Merger Agreement and ancillary documents, and related timing matters.

Later on June 9, 2026, Boundless Bio management held a call with representatives of Serapha to discuss the terms of the proposed license agreement between Serapha and Shanghai Yaotang Biotechnology Co., Ltd. (also known as YolTech Therapeutics Co., Ltd.) (“YolTech” and such license agreement, the “YolTech License Agreement”), which included providing YolTech with certain anti-dilution protection, and its impact on the transaction economics. Boundless Bio management proposed that the valuation ascribed to Boundless Bio be increased from $12.5 million to $15.0 million (in each case, assuming $0 of Boundless Bio net cash at closing, after giving effect to the Boundless Bio Pre-Closing Dividend) on account of the anti-dilution terms proposed in the YolTech License Agreement.

On June 12, 2026, the parties agreed to lower Serapha’s valuation from $150.0 million to $73.7 million to offset anti-dilution provisions associated with the YolTech License Agreement, while increasing the total expected financing size from $200.0 million to $230.0 million (consisting of approximately $138.0 million in the Series A Financing and approximately $92.0 million in the concurrent Serapha Pre-Closing Financing), while maintaining the valuation ascribed to Boundless Bio as $12.5 million (assuming $0 of Boundless Bio net cash at closing, after giving effect to the Boundless Bio Pre-Closing Dividend). As a result of the revised terms, Boundless Bio stockholders’ expected post-closing ownership on a fully diluted basis increased from approximately 3.45% to approximately 3.8% (after giving effect to a post-closing adjustment anti-dilution mechanism pursuant to which YolTech will receive additional shares of Serapha capital stock to preserve its fully diluted ownership percentage in Serapha as of immediately prior to the Merger (the “YolTech True-Up”)).

Following such discussions, on June 12, 2026, Gibson Dunn sent a revised draft of the Merger Agreement to Latham. Gibson Dunn’s revised draft included changes relating to, among other things: the definition of “Parent Net Cash”; the definition of “Company Outstanding Shares”; a reduction in the “Company Equity Value” from $150.0 million (as set forth in the LOI and the initial draft of the Merger Agreement) to $73.7 million (reflecting the revised terms agreed among the parties); modifications to the representations and warranties of each party; modifications to the interim operating covenants of each party; removal of certain protective provisions in favor of Boundless Bio relating to regulatory approvals; and modifications to the termination and reverse termination fee concepts, including removal of language providing that specific performance would be available to each party.

On June 12, 2026, Serapha and YolTech entered into the YolTech License Agreement, pursuant to which Serapha acquired certain intellectual property rights related to SERP-01, developed as YOLT-202 in Greater China, to develop, manufacture, commercialize and otherwise exploit SERP-01 and related licensed products worldwide other than in Greater China (defined to include mainland China, Hong Kong, Macau and Taiwan), in exchange for, among other things, an $85.0 million upfront payment and the issuance of a warrant to acquire equity securities of Serapha (as more fully described in the section “Agreements Related to the Merger — YolTech License Agreement” of this proxy statement/prospectus).

From June 12, 2026 until the execution of the Merger Agreement, Boundless Bio and Serapha continued to negotiate the terms of the Merger Agreement, and Latham and Gibson Dunn continued to exchange markups of the Merger Agreement, ancillary agreements and disclosure letters. The key issues negotiated during this period included, among other things: the definitions of “Parent Net Cash” and “Company Outstanding Shares”; the scope of the representations and warranties; the interim operating covenants applicable to each party; protective provisions and consent rights in favor of Boundless Bio with respect to regulatory approvals, the Serapha Pre-Closing Financing and the YolTech License Agreement; the expense reimbursement mechanic in favor of Boundless Bio in the event the transaction does not close by March 23, 2027 (the “End Date”); and the termination and reverse termination fee concepts.

On June 15, 2026, representatives of Latham and Gibson Dunn held a call to discuss, among other things, the definition of “Parent Net Cash,” the expense reimbursement concept in favor of Boundless Bio in the event the transaction does not close by the End Date, lock-up agreements, customary exceptions to the interim operating covenants of each party and certain limited consent rights in favor of Boundless Bio relating to material changes in the Serapha Pre-Closing Financing documents or the YolTech License Agreement.

Also on June 15, 2026, the Boundless Bio Board of Directors held a meeting at which members of Boundless Bio management and representatives of Lucid and Latham were present. At the meeting, Boundless Bio management provided an update on the status of its negotiations with Serapha. Representatives of Lucid presented materials updating the Boundless Bio Board of Directors on the most up-to-date transaction terms, including the revised Serapha valuation and increased financing size, and discussed the potential timing for execution of the Merger Agreement and announcement of the proposed transaction.

On June 16, 2026, Latham sent a revised draft of the Merger Agreement to Gibson Dunn that, among other things, added protective provisions in favor of Boundless Bio with respect to regulatory approvals and the Serapha Pre-Closing Financing, removed the lock-up closing condition applicable to Boundless Bio, and added an expense reimbursement mechanic in favor of Boundless Bio.

On June 18, 2026, following a call between representatives of Gibson Dunn and Latham to discuss the remaining open issues, Gibson Dunn sent Latham a further revised draft of the Merger Agreement reflecting changes to, among other things, the definition of “Company Outstanding Shares”; the definition of “Parent Net Cash”; changes to the interim operating covenants of both Boundless Bio and Serapha; and a cap on the expense reimbursement in favor of Boundless Bio. Also on June 18, 2026, Gibson Dunn sent the initial draft of Serapha’s disclosure letter to Latham and a revised draft of certain ancillary agreements.

On June 19, 2026, representatives of Latham and Gibson Dunn held a call to discuss, among other things, the definitions of “Company Outstanding Shares” and “Parent Net Cash” in the Merger Agreement. Between June 19 and June 20, 2026, the parties continued to exchange revised drafts of the Merger Agreement, disclosure letters, support agreements and lock-up agreements, and on June 20, 2026, Gibson Dunn sent Latham a revised draft of the Merger Agreement that constituted the final form of the Merger Agreement.

On June 21, 2026, Gibson Dunn sent Latham revised drafts of both the Boundless Bio disclosure letter and Serapha’s disclosure letter.

Also on June 21, 2026, the Boundless Bio Board of Directors held a meeting at which members of Boundless Bio management and representatives of each of Latham and Lucid were present. Boundless Bio management reviewed the status of its negotiations with Serapha to date. Boundless Bio management also reviewed the strategic alternatives available to Boundless Bio, noting that the transaction with Serapha would provide near-term value to Boundless Bio stockholders through the Boundless Bio Pre-Closing Dividend of

Boundless Bio’s legacy net cash, while also providing Boundless Bio stockholders with an opportunity to participate in the potential growth of the Combined Company. Representatives of Latham then reviewed with the Boundless Bio Board of Directors its fiduciary duties under Delaware law in connection with the proposed transaction. Representatives of Latham also detailed the specific terms of the Merger Agreement and the related transaction documents, including, among other things, the structure and economic terms of the proposed Merger, the conditions to closing, termination rights and fees, representations and warranties, interim operating covenants, the Boundless Bio Pre-Closing Dividend, the non-solicitation covenant and Boundless Bio’s fiduciary out, the Lock-Up Agreements, the Support Agreements, the employee transition and wind-down plan, and severance and retention matters. The participants at the Boundless Bio Board of Directors meeting then reviewed key terms of Serapha’s in-license of SERP-01, developed as YOLT-202. They also reviewed Serapha’s expected financing commitments. Boundless Bio management informed the Boundless Bio Board of Directors that the Serapha Pre-Closing Financing was expected to be secured from a syndicate of investors co-led by RTW and RA Capital, with a total of approximately $230.0 million committed (consisting of approximately $138.0 million in the Series A Financing and approximately $92.0 million in the Serapha Pre-Closing Financing).

Following this discussion, at the invitation of Boundless Bio management, representatives of Lucid reviewed with the Boundless Bio Board of Directors Lucid’s financial analysis of the proposed transaction, including the Exchange Ratio calculations and pro forma ownership split as well as precedent reverse merger transactions, the expected cash to be distributed via the Boundless Bio Pre-Closing Dividend, and valuations of select publicly traded companies with a similar clinical stage focus to Serapha. Thereafter, at the request of the Boundless Bio Board of Directors, Lucid rendered to the Boundless Bio Board of Directors the oral opinion of Lucid, which was subsequently confirmed by delivery of a written opinion from Lucid dated June 21, 2026, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the Exchange Ratio to be paid pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to the holders of Boundless Bio Common Stock. For a detailed discussion of Lucid’s opinion, please see the section titled “The Merger — Opinion of Boundless Bio’s Financial Advisor” beginning on page 161 of this proxy statement/prospectus.

After discussion, based on the factors cited in “The Merger — Boundless Bio’s Reasons for the Merger” beginning on page 154 of this proxy statement/prospectus, the Boundless Bio Board of Directors unanimously: (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, the issuance of shares of Boundless Bio Common Stock to Serapha stockholders and to Boundless Bio stockholders in connection with the Merger, and the Boundless Bio Pre-Closing Dividend, are fair to, advisable and in the best interests of Boundless Bio and its stockholders; (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and (c) determined to recommend that the stockholders of Boundless Bio approve the Boundless Bio Stockholder Matters, including the issuance of shares of Boundless Bio Common Stock pursuant to the Merger Agreement and all transactions contemplated by and in connection with the Merger Agreement.

Later on June 22, 2026, the respective parties executed the Merger Agreement and the Support Agreements.

On June 23, 2026, prior to the opening of trading on Nasdaq, Boundless Bio and Serapha issued a joint press release announcing their entry into the Merger Agreement, and Boundless Bio filed a current report on Form 8-K with the Securities and Exchange Commission announcing, among other things, the execution of the Merger Agreement and the contemplated transactions.

Boundless Bio’s Reasons for the Merger

During the course of its strategic review and its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Boundless Bio Board of Directors held numerous meetings, consulted with Boundless Bio’s management, Boundless Bio’s outside legal counsel and financial advisor, and reviewed, discussed, and assessed Boundless Bio’s opportunities and strategic alternatives.

In reaching its unanimous decision on June 21, 2026, to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Boundless Bio Board of Directors considered a number of factors that it viewed as supporting its decision, including:

•

the belief that the analyses and advice of Boundless Bio’s management team with respect to the potential strategic, financial and operational benefits of the Merger were reasonable and informed by the information available to management and the Boundless Bio Board of Directors;

•

the financial condition and prospects of Boundless Bio and the risks associated with continuing to operate Boundless Bio on a stand-alone basis, particularly in light of the significant decline in the trading price of Boundless Bio Common Stock over the preceding two years and the risks and costs associated with maintaining Boundless Bio’s Nasdaq listing;

•

the belief that Boundless Bio would have difficulty raising a sufficient amount of additional capital to fund development of its product candidate as a standalone company in light of, among other things, emerging clinical data for BBI-940 from the KOMODO-1 study, and the significant decline in Boundless Bio’s share price over the preceding two years;

•

the belief that remaining a standalone company was not reasonably likely to generate greater value for Boundless Bio stockholders than a strategic transaction in light of emerging clinical data regarding BBI-940 and the inability to raise sufficient capital to develop any alternative asset;

•

the process conducted by the Boundless Bio Board of Directors and its advisors of reviewing and evaluating potential strategic alternatives, including extensive multi-year in-licensing efforts, outreach by Lucid to approximately 14 potential counterparties resulting in two non-binding proposals, and consideration of other alternatives including dissolution and liquidation;

•

the belief that the Merger was more favorable to Boundless Bio stockholders than the potential value that might have resulted from remaining a standalone company or entering into other strategic alternatives available to Boundless Bio, including continuing standalone operations, a liquidation and dissolution of Boundless Bio and the distribution of any available cash, or pursuing a transaction with the other counterparty that submitted a proposal;

•

the belief that a liquidation and dissolution was not reasonably likely to create greater value for Boundless Bio stockholders than a strategic alternative transaction based on, among other things, the need to hold back a meaningful amount of Boundless Bio’s current cash balance for an extended period to cover current and potential future liabilities, including wind-down costs, the time delay and uncertainty inherent in a dissolution process, and the limited value expected to be realized for Boundless Bio’s public listing or its assets in a liquidation;

•

the Merger would provide Boundless Bio existing stockholders an opportunity to participate in the potential growth of the Combined Company following the Merger, which will focus on the development of SERP-01, Serapha’s only product candidate licensed from YolTech, while also receiving a cash payment on account of the Boundless Bio Pre-Closing Dividend;

•

the belief that the $12.5 million enterprise value ascribed to Boundless Bio (assuming $0 of Boundless Bio net cash at closing, after giving effect to the Boundless Bio Pre-Closing Dividend) would provide the existing Boundless Bio stockholders with value for Boundless Bio’s public listing and afford Boundless Bio stockholders an opportunity to participate in the potential growth of the Combined Company following the Merger at the negotiated Exchange Ratio;

•

the Boundless Bio Pre-Closing Dividend of approximately $44 million to $48 million, representing substantially all of Boundless Bio’s anticipated remaining net cash, together with the equity value ascribed to Boundless Bio in the Merger, which together represent a premium to the recent trading price of Boundless Bio Common Stock;

•

the belief that, as a result of arm’s-length negotiations with Serapha, Boundless Bio and its representatives negotiated the most favorable terms to Boundless Bio in the aggregate to which Serapha was willing to agree;

•

the positive view, based on the scientific, regulatory and technical due diligence conducted by Boundless Bio’s management and advisors, of the regulatory pathway for, and potential market opportunity of, SERP-01, Serapha’s licensed product candidate, which will be the focus of the Combined Company following the Merger;

•

the expected cash balances of the Combined Company as of the closing of the Merger resulting from expected gross proceeds of no less than approximately $200 million, and expected to be approximately $230 million, from the Serapha Pre-Closing Financing, which will precede the closing of the Merger;

•	the belief that the participation of healthcare institutional investors in the Serapha Pre-Closing Financing supports the expected capitalization of the Combined Company;

•

the view, following a review with Boundless Bio’s management and advisors of Serapha’s current development and clinical trial plans, of the likelihood that the Combined Company would possess sufficient cash resources at the closing of the Merger, or have access to sufficient resources, to fund continued development of Serapha’s licensed product candidate through upcoming value inflection points;

•

the prospects of and risks associated with the other strategic parties that made proposals for a strategic transaction with Boundless Bio, based on the scientific, technical, financial, legal, and other due diligence conducted by Boundless Bio’s management and advisors;

•

the ability of the Boundless Bio Board of Directors to respond to unsolicited acquisition proposals that third parties may make before Boundless Bio stockholders approve the Merger, including the Boundless Bio Board of Directors’ ability to change its recommendation regarding the Merger and (subject to payment of the termination fee payable by Boundless Bio described elsewhere in this proxy statement/prospectus) terminate the Merger Agreement in response to a Superior Offer; and

•

the opinion of Lucid that, as of June 21, 2026, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the Exchange Ratio to be paid by Boundless Bio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Boundless Bio Common Stock. For more information, please see the section of this proxy statement/prospectus titled “Opinion of Boundless Bio’s Financial Advisor” beginning on page 161 of this proxy statement/prospectus and the full text of the written opinion attached as Annex E to this proxy statement/prospectus, which is incorporated by reference in this proxy statement/prospectus in its entirety.

In reviewing the Merger Agreement and the contemplated transactions, the Boundless Bio Board of Directors also reviewed the terms of the Merger Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were fair to and in the best interests of Boundless Bio and its stockholders under the circumstances:

•

the calculation of the Exchange Ratio, closing net cash and the estimated number of shares of Boundless Bio Common Stock to be issued in the Merger, including that pre-Merger Boundless Bio stockholders are expected to hold approximately 3.8% of the fully-diluted capitalization of Combined Company;

•

the determination of the Boundless Bio Pre-Closing Dividend, pursuant to which 100% of Boundless Bio’s Net Cash (approximately $44 million to $48 million) will be distributed to Boundless Bio stockholders prior to the closing of the Merger, together with a mechanism that increases Boundless Bio’s Net Cash (and therefore the dividend amount) by $500,000 per month beginning November 23, 2026 if closing is delayed primarily as a result of Serapha’s failure to provide required Registration Statement information;

•

the number and nature of the conditions to Boundless Bio’s and Serapha’s respective obligations to complete the Merger, including regulatory clearance (if applicable), Nasdaq listing approval, effectiveness of the Registration Statement and receipt of required stockholder approvals, and the likelihood that such conditions will be satisfied on a timely basis, as more fully described below under the caption “The Merger Agreement — Conditions to the Completion of the Merger,” beginning on page 207 of this proxy statement/prospectus;

•	the minimum Serapha Pre-Closing Financing amount of $200 million (with expected proceeds of approximately $230 million) as a condition to Boundless Bio’s obligation to consummate the Merger;

•

the respective rights of, and limitations on, Boundless Bio and Serapha under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, including the Boundless Bio Board of Directors’ ability to effect a change in recommendation in response to a Superior Offer or Boundless Bio Intervening Event, and the limitations on the Boundless Bio Board of Directors to change its recommendation in favor of the Merger, as more fully described below under the caption “The Merger Agreement — Non-Solicitation,” beginning on page 202 of this proxy statement/prospectus;

•

the potential termination fees of $1 million payable by Boundless Bio to Serapha, or by Serapha to Boundless Bio, if the Merger Agreement is terminated in certain circumstances, and the reasonableness of such fees in relation to the transaction, as more fully described below under the caption “The Merger Agreement — Termination and Termination Fee,” beginning on page 208 of this proxy statement/prospectus;

•

the lock-up agreements, pursuant to which certain officers and directors of Serapha who will continue as officers and directors of the Combined Company will agree not to transfer their shares of Combined Company common stock during the period of 180 days following the completion of the Merger, as more fully described below under the caption “Agreements Related to the Merger — Lock-Up Agreements,” beginning on page 212 of this proxy statement/prospectus; and

•

the Support Agreements, pursuant to which certain stockholders of Serapha and certain officers and directors of Boundless Bio have agreed, solely in their capacities as stockholders, to vote their shares of Boundless Bio Common Stock or Serapha Common Stock, respectively, in favor of the proposals submitted to them in connection with the Merger, as more fully described below under the caption “Agreements Related to the Merger — Support Agreements,” beginning on page 212 of this proxy statement/prospectus.

In the course of its deliberations, the Boundless Bio Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and the transactions contemplated thereby, including:

•

the $1 million termination fee payable by Boundless Bio upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative acquisition that may be more advantageous to Boundless Bio stockholders;

•	the substantial expenses to be incurred by Boundless Bio in connection with the Merger;

•	the prohibition on Boundless Bio from soliciting alternative acquisition proposals during the pendency of the Merger;

•	the possible volatility of the trading price of Boundless Bio Common Stock resulting from the announcement, pendency or completion of the Merger;

•

the risk that the Merger might not be consummated in a timely manner or at all and the potential effect of the public announcement of the Merger or the failure to complete the Merger on the reputation and business of Boundless Bio;

•	the risk that the Serapha Pre-Closing Financing might not be consummated in a timely manner or at all;

•	the significant dilution to existing Boundless Bio stockholders, who are expected to hold approximately 3.8% of the fully-diluted capitalization of Combined Company following the Merger;

•

the loss of governance control, as all current officers and directors of Boundless Bio will be replaced following the closing of the Merger, with new officers and directors to be selected by Serapha in its sole discretion, subject to applicable Nasdaq requirements;

•

the concentration of the Combined Company’s pipeline in a single licensed product candidate, SERP-01 (YOLT-202), the dependence on a third-party license from YolTech for the underlying intellectual property, and the royalty and milestone obligations payable thereunder;

•

the potential conflict of interest created by the fact that Boundless Bio’s executive officers and directors have financial or other interests in the Merger that may be different from, or in addition to, those of other stockholders, as more fully described below in “Interests of Boundless Bio’s Directors and Executive Officers in the Merger”; and

•

the various other risks associated with the Combined Company and the proposed transaction, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 20 and 141, respectively, of this proxy statement/prospectus.

The foregoing information and factors considered by the Boundless Bio Board of Directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Boundless Bio Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Boundless Bio Board of Directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Boundless Bio Board of Directors may have given different weight to different factors. The Boundless Bio Board of Directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Boundless Bio’s management, outside legal counsel and financial advisor, and considered the factors, taken as a whole, to be favorable to, and to support, its determination.

Serapha’s Reasons for the Merger

In the course of reaching its decision to approve the Merger and the Serapha Pre-Closing Financing, the Serapha Board of Directors held numerous meetings, consulted with Serapha’s senior management, legal counsel and financial advisors, and considered a wide variety of factors. Ultimately, the Serapha Board of Directors concluded that a merger with Boundless Bio, together with the additional financing committed from the Serapha Pre-Closing Financing, was the best option to generate capital resources to support the advancement of Serapha’s pipeline and fund the Combined Company.

Additional factors the Serapha Board of Directors considered included the following (which factors are not necessarily presented in any order of relative importance):

•

the Merger will potentially expand the access to capital and the range of investors available as a public company to support the clinical development of Serapha’s pipeline, compared to the capital and investors Serapha could otherwise gain access to if it continued to operate as a privately-held company;

•	the Serapha Pre-Closing Financing will generate capital resources to fund the Combined Company;

•	the potential benefits from increased public market awareness of Serapha and its pipeline;

•	the historical and current information concerning Serapha’s business, including its financial performance and condition, operations, management and preclinical data;

•	the competitive nature of the industry in which Serapha operates;

•	the Serapha Board of Directors’ fiduciary duties to Serapha stockholders;

•

the Serapha Board of Directors’ belief that no alternatives to the Merger, together with the additional financing committed from the Serapha Pre-Closing Financing, were reasonably likely to create greater value for Serapha stockholders, after considering the various financing and other strategic options to enhance stockholder value that were considered by the Serapha Board of Directors;

•

the Serapha Board of Directors’ expectation that the Merger, together with the additional financing committed from the Serapha Pre-Closing Financing, would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;

•

the expected operations, management structure and operating plans of the Combined Company (including the ability to support the Combined Company’s current and planned preclinical studies and planned clinical trials);

•	the business, history, operations, financial resources, assets, technology and credibility of Boundless Bio;

•

the availability of appraisal rights under the DGCL to holders of Serapha Capital Stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Serapha Capital Stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the Merger Agreement, including the following:

•

the determination that the expected relative percentage ownership of Boundless Bio stockholders and Serapha stockholders in the Combined Company was appropriate, based on the Serapha Board of Directors’ judgment and assessment of the approximate valuations of Boundless Bio (including the value of the Boundless Bio Net Cash that Boundless Bio is expected to provide to the Combined Company) and Serapha (including the value of the amount of proceeds from the Serapha Pre-Closing Financing);

•

the expectation that the Merger will be treated as a reorganization under Section 368(a) of the Code and/or an exchange under Section 351(a) of the Code for U.S. federal income tax purposes, with the result that the Serapha stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes with respect to the Merger;

•	the limited number and nature of the conditions of the obligation of Boundless Bio to consummate the Merger;

•

the conclusion of the Serapha Board of Directors that the potential termination fees payable by Boundless Bio or Serapha to the other party, and the circumstances when such fee may be payable, were reasonable; and

•

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•

the issuance of (i) shares of Boundless Bio Common Stock to Serapha stockholders, including shares of Boundless Bio Common Stock issued in exchange for shares of Serapha Common Stock sold in the Serapha Pre-Closing Financing and shares of Boundless Bio Common Stock underlying the Assumed Warrants to be issued in exchange for Serapha Warrants (including any Serapha Pre-Funded Warrants) and Boundless Bio Pre-Funded Warrants and existing shares of Serapha Capital Stock, as applicable, and (ii) the Assumed Warrants in exchange for Serapha Warrants (including any Serapha Pre-Funded Warrants) and Boundless Bio Pre-Funded Warrants will be registered on a Form S-4 registration statement;

•	the shares of Boundless Bio Common Stock issued to Serapha stockholders, including shares of Boundless Bio Common Stock issued in exchange for shares of Serapha Common Stock sold in the Serapha Pre-Closing Financing and shares of Boundless Bio Common Stock underlying the Assumed Warrants to be issued in exchange for Serapha Warrants (including any Serapha Pre-Funded Warrants) and Boundless Bio Pre-Funded Warrants and existing shares of Serapha Capital Stock, as applicable, will become freely tradable for Serapha securityholders who are not affiliates of Serapha and who are not parties to the Lock-Up Agreements;

•

the Support Agreements, pursuant to which certain directors, officers and stockholders of Serapha and Boundless Bio have agreed, solely in their capacity as stockholders of Serapha and Boundless Bio, respectively, to vote all of their shares of Serapha Capital Stock or Boundless Bio Common Stock, respectively, in favor of the adoption or approval of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and the change of the Combined Company’s name to Serapha Bio, Inc. prior to or upon the Closing; and

•	the likelihood that the Merger will be consummated on a timely basis.

The Serapha Board of Directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•

the risk that the Merger might not be consummated in a timely manner or at all, for a variety of reasons, such as the failure of Boundless Bio to obtain the required stockholder vote or the failure of Serapha to close the Serapha Pre-Closing Financing, and the potential adverse effect of the public announcement of the Merger on the reputation of Serapha and the ability of Serapha to obtain financing in the future in the event the Merger is not completed;

•

the possibility that the Serapha Pre-Closing Financing might not be completed or completed in accordance with the terms of the Securities Purchase Agreement and the potential adverse effect of the public announcement of the Serapha Pre-Closing Financing on the reputation of Serapha and the ability of Serapha to obtain financing in the future in the event the Serapha Pre-Closing Financing is not completed;

•

the Exchange Ratio used to establish the number of shares of Boundless Bio Common Stock and/or Boundless Bio Pre-Funded Warrants and/or Assumed Warrants to be issued to Serapha stockholders in the Merger is fixed, except for adjustments due to the Boundless Bio Net Cash balance, the amount of proceeds from the Serapha Pre-Closing Financing and outstanding capital stock at Closing, and thus the relative percentage ownership of Boundless Bio stockholders and Serapha stockholders in the Combined Company immediately following the completion of the Merger is similarly fixed;

•	the potential reduction of the Boundless Bio Net Cash prior to the Closing;

•

the possibility that Boundless Bio could, under certain circumstances, consider unsolicited acquisition proposals if such proposals are superior to the Merger or change its recommendation to approve the Merger upon certain events;

•

the costs involved in connection with completing the Merger, the time and effort of Serapha senior management required to complete the Merger, the related disruptions or potential disruptions to Serapha’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Serapha, and related administrative challenges associated with combining the companies;

•

the additional expenses and obligations to which Serapha’s business will be subject following the Merger that Serapha has not previously been subject to, and the operational changes to Serapha’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the Closing and the potential risk of liabilities that may arise post-Closing;

•

the risk that future sales of Boundless Bio Common Stock by existing Boundless Bio stockholders may cause the price of Boundless Bio Common Stock to fall, thus reducing the potential value of Boundless Bio Common Stock received by Serapha stockholders following the Merger; and

•	various other risks associated with the Combined Company and the Merger, including the risks described in the section titled “Risk Factors” beginning on page 20 of this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but is believed to include a summary of all of the material factors considered by the Serapha Board of Directors in its consideration of the Merger Agreement, the Serapha Pre-Closing Financing, and the transactions contemplated thereby. After conducting an overall analysis of these and other factors, including thorough discussions with, and questioning of, Serapha’s senior management and legal counsel, the Serapha Board of Directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, the Serapha Board of Directors unanimously approved the Merger Agreement, the Merger, the Serapha Pre-Closing Financing and the other transactions contemplated by the Merger Agreement.

Opinion of Boundless Bio’s Financial Advisor

As stated above, pursuant to the engagement letter between Lucid and Boundless Bio dated May 30, 2026 (the “Engagement Letter”), Boundless Bio retained Lucid to act as its financial advisor in connection with the Merger and to render an opinion (the “Lucid Opinion”) to the Boundless Bio Board of Directors as to the fairness of the Exchange Ratio from a financial point of view, to the holders of Boundless Bio Common Stock. On June 21, 2026, at the request of the Boundless Bio Board of Directors, Lucid rendered an oral opinion, subsequently confirmed by delivery of the Lucid Opinion, dated June 21, 2026, to the Boundless Bio Board of Directors that the Exchange Ratio was fair, from a financial point of view, to the holders of Boundless Bio Common Stock as of the date of the Lucid Opinion and based upon the various assumptions, qualifications and limitations set forth therein.

The full text of the Lucid Opinion is attached as Annex E to this proxy statement/prospectus and is incorporated by reference. Boundless Bio encourages its stockholders to read the Lucid Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Lucid. The summary of the Lucid Opinion set forth herein is qualified by reference to the full text of the Lucid Opinion. Lucid provided the Lucid Opinion for the sole benefit of and use by the Boundless Bio Board of Directors in its consideration of the Merger. The Lucid Opinion is not a recommendation to the Boundless Bio Board of Directors or to any Boundless Bio stockholder to take any action in connection with the Merger or otherwise.

The Merger Agreement was amended on August 28, 2026 to, among other things, address the conversion of Serapha RSUs into Assumed RSUs and the issuance of Boundless Bio Pre-Funded Warrants in lieu of shares of Boundless Bio Common Stock that would otherwise be issued in excess of a holder’s Beneficial Ownership Limitation in connection with the Merger. This “Opinion of Boundless Bio’s Financial Advisor” reflects the current structure of the Merger. The Lucid Opinion attached as Annex E includes language regarding the original form of the Merger Agreement. Lucid has confirmed with the Boundless Bio Board of Directors that these changes to the Merger (i) do not impact the conclusions of its opinion and (ii) do not require an amendment to its opinion.

In connection with the Lucid Opinion, Lucid took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft of the Merger Agreement;

•	Reviewed and analyzed certain publicly available financial and other information for each of Boundless Bio and Serapha;

•	Discussed with certain members of the management of Boundless Bio the historical and current business operations, financial condition and prospects of Boundless Bio and Serapha;

•

Reviewed and analyzed certain operating results of Serapha as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant; and

•

Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for the purposes of the Lucid Opinion.

In conducting Lucid’s review and arriving at the Lucid Opinion, Lucid has, with Boundless Bio’s consent, assumed and relied upon the accuracy and completeness of all financial and other information provided to or discussed with Lucid by Boundless Bio and Serapha, respectively (or their respective employees, representatives or affiliates), or which is publicly available or was otherwise reviewed by Lucid. Lucid has not undertaken any responsibility for the accuracy, completeness or reasonableness of, or conducted independent verification of, such information. Lucid has, with Boundless Bio’s consent, relied upon the assumption that all information provided to Lucid by Boundless Bio and Serapha is accurate and complete in all material respects.

Lucid has expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Lucid Opinion of which Lucid becomes aware after the date of the Lucid Opinion. Lucid assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Boundless Bio or Serapha since the date of the last financial statements made available to Lucid. Lucid has not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Boundless Bio or Serapha, nor has Lucid been furnished with such materials. In addition, Lucid has not evaluated the solvency or fair value of Boundless Bio or Serapha under any state or federal laws relating to bankruptcy, insolvency or similar matters. The Lucid Opinion does not address any legal, regulatory, tax or accounting matters related to the Merger, as to which Lucid has assumed that Boundless Bio and the Boundless Bio Board of Directors have received advice from legal, regulatory, tax and accounting advisors as each has determined appropriate. Lucid further assumed, at Boundless Bio’s direction, that the Merger will qualify for U.S. federal income tax purposes as a (1) reorganization within the meaning of Section 368(a) of the Code and/or (2) an exchange of shares of Serapha Capital Stock for Boundless Bio Common Stock under Section 351(a) of the Code. The Lucid Opinion addresses only the fairness of the Exchange Ratio, as of the date of the Lucid Opinion and from a financial point of view, to the holders of Boundless Bio Common Stock. Lucid expresses no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. The Lucid Opinion is necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Lucid on the date of the Lucid Opinion. It should be understood that although subsequent developments may affect the Lucid Opinion, Lucid does not have any obligation to update, revise or reaffirm the Lucid Opinion and Lucid expressly disclaims any responsibility to do so.

Lucid did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering the Lucid Opinion, Lucid assumed, with Boundless Bio’s consent, that, except as would not be in any way meaningful to Lucid’s analysis, the representations and warranties of each party contained in the Merger Agreement were true and correct in all respects, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or amendment of any term or condition thereof. Lucid assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Lucid. Lucid also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement or otherwise required for the transactions will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on Boundless Bio, Serapha or the contemplated benefits of the Merger. Lucid has assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act and the Exchange Act, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder.

For purposes of rendering the Lucid Opinion, Lucid has, with Boundless Bio’s consent, assumed that (i) the YolTech License Agreement, pursuant to which Serapha acquires intellectual property rights related to YOLT-202, is in effect, (ii) the Boundless Bio Pre-Closing Dividend has occurred, (iii) Serapha will receive approximately $230.0 million in proceeds from the Serapha Pre-Closing Financing, and (iv) upon closing of the Merger, the holders of Serapha Capital Stock will in the aggregate hold approximately 23.3% of the fully-diluted shares of Boundless Bio Common Stock and the holders of Boundless Bio Common Stock will in the aggregate hold approximately 3.95% of the fully-diluted shares of Boundless Bio Common Stock immediately following the Merger, after giving effect to the Serapha Pre-Closing Financing, respectively.

It is understood that the Lucid Opinion is intended for the benefit and use of the Boundless Bio Board of Directors in its consideration of the financial terms of the Merger and, except as set forth in the Engagement Letter, may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Lucid’s prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that the Lucid Opinion may be included in its entirety in any filing related to the Merger to be filed with the SEC and the proxy statement/prospectus to be mailed to Boundless Bio’s stockholders. The Lucid Opinion does not constitute a recommendation to the Boundless Bio Board of Directors of whether or not to approve the Merger or to any Boundless Bio stockholder or any other person to take any action in connection with the Merger or otherwise. The Lucid Opinion does not address Boundless Bio’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives that might be available to Boundless Bio. Lucid expressed no opinion as to the prices or ranges of prices at which the securities of any person, including Boundless Bio, will trade at any time, including following the announcement or consummation of the Merger. Lucid has not been requested to opine as to, and the Lucid Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to Boundless Bio or Serapha stockholders in connection with the Merger or with respect to the fairness of any such compensation.

The Lucid Opinion may not be published or otherwise used or referred to, nor will any public reference to Lucid be made, without Lucid’s prior written consent.

Principal Financial Analyses

The following is a summary of the principal financial analyses performed by Lucid to arrive at the Lucid Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Lucid performed certain procedures, including each of the financial analyses described below, and reviewed with the Boundless Bio Board of Directors the assumptions on which such analyses were based and other factors, including the historical financial results of Boundless Bio and Serapha. Neither Boundless Bio nor Serapha’s management provided Lucid with, and Lucid did not otherwise have access to, any financial forecasts or projections with respect to Serapha or Boundless Bio. Accordingly, Lucid did not perform a discounted cash flow analysis or any other analysis based on financial forecasts or projections.

In selecting comparable companies and transactions for the analyses described below, Lucid sought to identify biopharmaceutical companies and transactions involving companies operating in therapeutic areas relevant to Serapha, including degenerative liver and lung diseases and gene therapy, as well as companies with product candidates at comparable stages of development. Given the limited number of publicly traded early-stage companies focused on these therapeutic areas, together with the limited number of IPO and M&A transactions involving such companies in recent years, Lucid included the publicly available preclinical and clinical-stage companies and transactions that met the applicable parameters of its analyses and expanded certain analyses to include select companies with lead candidates in later stages of clinical development that Lucid believed provided relevant additional valuation context. Lucid recognized that companies with lead candidates at different stages of clinical development are not directly comparable to Serapha given differences in development stage, clinical and regulatory risk and proximity to potential commercialization. Accordingly, Lucid considered such companies and transactions as reference points within a broader range of valuation analyses and did not view any single company, transaction, analysis or comparable company set as determinative or rely upon such analysis in isolation. Lucid did not exclude from the applicable analyses any company or transaction that satisfied the selection parameters described for such analysis.

Serapha Valuation

For the purpose of the Lucid Opinion, Lucid utilized a Serapha Valuation (as defined in the Merger Agreement) of $303.7 million, which is calculated by adding the negotiated Serapha Equity Value of $73.7 million plus the total proceeds contemplated by the Serapha Pre-Closing Financing ($230.0 million).

Analysis of Selected Initial Public Offering Transactions – Degenerative Liver & Lung Disease Companies

Lucid reviewed certain publicly available information for the initial public offerings (“IPOs”) of 12 degenerative liver & lung disease-focused biopharmaceutical companies that have completed an IPO since July 2020 and whose lead product at the time of IPO was in preclinical or clinical stage of development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Serapha. Accordingly, the analysis involves considerations and judgments concerning differences in historical financial and operating characteristics of the selected companies. These companies, which are referred to as the “Selected Precedent IPO Companies – Degenerative Liver & Lung Disease Companies,” were:

•	Aligos Therapeutics, Inc.

•	AN2 Therapeutics, Inc.

•	Avalyn Pharma Inc.

•	CAMP4 Therapeutics

•	Contineum Therapeutics, Inc.

•	Generate Biomedicines, Inc.

•	Inventiva S.A.

•	Prime Medicine, Inc.

•	Sagimet Biosciences Inc.

•	Sionna Therapeutics, Inc.

•	Terns Pharmaceuticals, Inc.

•	Upstream Bio, Inc.

The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents, in each case at the time of the applicable IPO. The Selected Precedent IPO Companies – Degenerative Liver & Lung Disease Companies had total enterprise values between $137.0 million and $1.4 billion. Lucid derived a median total enterprise value of $269.1 million for the Selected Precedent IPO Companies – Degenerative Liver & Lung Disease Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Serapha by adding $230.0 million in net cash at closing, resulting in a range of approximately $399.0 million to $631.6 million. Lucid then compared that figure to the Serapha Valuation of $303.7 million.

Selected Precedent IPO Companies – Degenerative Liver & Lung Disease Companies

Filing Date	Issuer	Enterprise Value ($M)
4/29/2026	Avalyn Pharma Inc.	$314.2
2/26/2026	Generate Biomedicines, Inc.	$1,417.7
2/6/2025	Sionna Therapeutics, Inc.	$427.2
10/10/2024	Upstream Bio, Inc.	$142.1
10/10/2024	CAMP4 Therapeutics	$137.0
4/4/2024	Contineum Therapeutics, Inc.	$174.2
7/13/2023	Sagimet Biosciences Inc.	$251.3
10/19/2022	Prime Medicine, Inc.	$1,305.7
3/29/2022	AN2 Therapeutics, Inc.	$153.5
2/4/2021	Terns Pharmaceuticals, Inc.	$218.0
10/15/2020	Aligos Therapeutics, Inc.	$286.9
7/9/2020	Inventiva S.A.	$393.1

Analysis of Selected Initial Public Offering Transactions – Gene Therapy Companies

Lucid reviewed certain publicly available information for the IPOs of 12 gene therapy-focused biopharmaceutical companies that have completed an IPO since February 2020 and whose lead product at the time of IPO was in preclinical or clinical stage of development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Serapha. Accordingly, the analysis involves considerations and judgments concerning differences in historical financial and operating characteristics of the selected companies. These companies, which are referred to as the “Selected Precedent IPO Companies – Gene Therapy Companies,” were:

•	4D Molecular Therapeutics, Inc.

•	Aligos Therapeutics, Inc.

•	CAMP4 Therapeutics

•	Caribou Biosciences, Inc.

•	CG Oncology, Inc.

•	Foghorn Therapeutics Inc.

•	Genenta S.p.A.

•	Lexeo Therapeutics, Inc.

•	Maze Therapeutics, Inc.

•	Passage Bio, Inc.

•	Prime Medicine, Inc.

•	Taysha Gene Therapies, Inc.

The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents, in each case at the time of the applicable IPO. The Selected Precedent IPO – Gene Therapy Companies had total enterprise values between $129.3 million and $1.3 billion. Lucid derived a median total enterprise value of $377.5 million for the Selected Precedent IPO Companies – Gene Therapy Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Serapha by adding $230.0 million in net cash at closing, resulting in a range of approximately $481.6 million to $725.1 million. Lucid then compared that figure to the Serapha Valuation of $303.7 million.

Selected Precedent IPO Companies – Gene Therapy Companies

Filing Date	Issuer	Enterprise Value ($M)
1/30/2025	Maze Therapeutics, Inc.	$363.3
10/10/2024	CAMP4 Therapeutics	$137.0
1/24/2024	CG Oncology, Inc.	$638.5
11/2/2023	Lexeo Therapeutics, Inc.	$145.6
10/19/2022	Prime Medicine, Inc.	$1,305.7
12/15/2021	Genenta S.p.A.	$129.3
7/22/2021	Caribou Biosciences, Inc.	$473.8
12/10/2020	4D Molecular Therapeutics, Inc.	$298.4
10/22/2020	Foghorn Therapeutics Inc.	$391.3
10/15/2020	Aligos Therapeutics, Inc.	$286.9
9/24/2020	Taysha Gene Therapies, Inc.	$558.8
2/27/2020	Passage Bio, Inc.	$417.1

Analysis of Selected Publicly Traded Companies – Degenerative Liver & Lung Disease Companies

Lucid reviewed certain publicly available data for 22 publicly traded degenerative liver & lung disease-focused biopharmaceutical companies with lead candidates in preclinical or clinical stage development that share similar business characteristics to Serapha including their focus on degenerative liver or lung diseases, the indications targeted by their lead product candidates and the stage of development of such lead product candidates (referred to as the “Selected Publicly Traded Companies – Degenerative Liver & Lung Disease Companies”). Lucid considered these characteristics collectively in exercising its professional judgement regarding comparability and did not require each selected company to share every characteristic of Serapha. Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Serapha. Accordingly, the analysis involves considerations and judgments concerning differences in historical and financial and operating characteristics of the selected companies. The total enterprise values are based on closing stock prices on June 18, 2026. The Selected Publicly Traded Companies were:

•	Aligos Therapeutics, Inc.

•	Altimmune, Inc.

•	AN2 Therapeutics, Inc.

•	Arbutus Biopharma Corporation

•	Arcturus Therapeutics Holdings Inc.

•	Assembly Biosciences, Inc.

•	Avalyn Pharma Inc.

•	Beam Therapeutics Inc.

•	Contineum Therapeutics, Inc.

•	Galectin Therapeutics Inc.

•	Inventiva S.A.

•	MiNK Therapeutics, Inc.

•	Precision BioSciences, Inc.

•	Prime Medicine, Inc.

•	ProQR Therapeutics N.V.

•	Rein Therapeutics Inc.

•	Sagimet Biosciences Inc.

•	Savara Inc.

•	Seres Therapeutics, Inc.

•	Sionna Therapeutics, Inc.

•	Vir Biotechnology, Inc.

•	Wave Life Sciences Ltd.

The Selected Publicly Traded Companies – Degenerative Liver & Lung Disease Companies had total enterprise values between $(22.0) million and $2.2 billion. Lucid derived a median total enterprise value of $276.0 million for the Selected Publicly Traded Companies – Degenerative Liver & Lung Disease Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Serapha by adding $230.0 million in net cash at closing, resulting in a range of approximately $322.2 million to $1.1 billion. Lucid then compared that figure to the Serapha Valuation of $303.7 million.

Selected Publicly Traded Companies – Degenerative Liver & Lung Disease Companies

Company Name	Enterprise Value ($M)
Beam Therapeutics Inc.	$2,238.4
Sionna Therapeutics, Inc.	$1,473.4
Savara Inc.	$1,199.2
Vir Biotechnology, Inc.	$1,085.4
Avalyn Pharma Inc	$1,134.3
Inventiva S.A.	$875.3
Arbutus Biopharma Corporation	$810.8
Wave Life Sciences Ltd.	$630.0
Prime Medicine, Inc.	$447.0
Sagimet Biosciences Inc.	$325.5
Galectin Therapeutics Inc.	$308.3
Assembly Biosciences, Inc.	$243.6
Contineum Therapeutics, Inc.	$196.7
Altimmune, Inc.	$183.0
AN2 Therapeutics, Inc.	$93.4
Precision BioSciences, Inc.	$91.8
ProQR Therapeutics N.V.	$113.3
Rein Therapeutics Inc.	$75.9
MiNK Therapeutics, Inc.	$50.8
Seres Therapeutics, Inc.	$33.7
Arcturus Therapeutics Holdings Inc.	$1.4
Aligos Therapeutics, Inc.	$(22.0)

Analysis of Selected Publicly Traded Companies – Gene Therapy Companies

Lucid reviewed certain publicly available data for 17 publicly traded gene therapy-focused biopharmaceutical companies with lead candidates in preclinical or clinical stage development that share similar business characteristics to Serapha including their focus on gene therapy or related genetic medicine technologies, the indications targeted by their lead product candidates and the stage of development of such lead product candidates (referred to as the “Selected Publicly Traded Companies – Gene Therapy Companies”). Lucid considered these characteristics collectively in exercising its professional judgment regarding comparability and did not require each selected company to share every characteristic of Serapha. Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Serapha. Accordingly, the analysis involves considerations and judgments concerning differences in historical financial and operating characteristics of the selected companies. The total enterprise values are based on closing stock prices on June 18, 2026. The Selected Publicly Traded Companies were:

•	Beam Therapeutics Inc.

•	Benitec Biopharma Inc.

•	Cellectis S.A.

•	Editas Medicine, Inc.

•	Intellia Therapeutics, Inc.

•	Lexeo Therapeutics, Inc.

•	MeiraGTx Holdings plc

•	Ocugen, Inc.

•	Opus Genetics, Inc.

•	Precision BioSciences, Inc.

•	Prime Medicine, Inc.

•	REGENXBIO Inc.

•	Solid Biosciences Inc.

•	Taysha Gene Therapies, Inc.

•	Tenaya Therapeutics, Inc.

•	uniQure N.V.

•	Wave Life Sciences Ltd.

The Selected Publicly Traded Companies – Gene Therapy Companies had total enterprise values between $73.2 million and $2.9 billion. Lucid derived a median total enterprise value of $422.2 million for the Selected Publicly Traded Companies – Gene Therapy Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Serapha by adding $230.0 million in net cash at closing, resulting in a range of approximately $459.7 million to $1.3 billion. Lucid then compared that figure to the Serapha Valuation of $303.7 million.

Selected Publicly Traded Companies – Gene Therapy Companies

Company Name	Enterprise Value ($M)
uniQure N.V.	$2,889.6
Beam Therapeutics Inc.	$2,238.4
Intellia Therapeutics, Inc.	$1,855.7
Taysha Gene Therapies, Inc.	$1,595.7
MeiraGTx Holdings plc	$1,070.8
Wave Life Sciences Ltd.	$630.0
Prime Medicine, Inc.	$447.0
REGENXBIO Inc.	$447.4
Ocugen, Inc.	$422.2
Solid Biosciences Inc.	$412.8
Editas Medicine, Inc.	$302.0
Opus Genetics, Inc.	$274.6
Benitec Biopharma Inc.	$229.7
Lexeo Therapeutics, Inc.	$198.0
Cellectis S.A.	$89.4
Precision BioSciences, Inc.	$91.8
Tenaya Therapeutics, Inc.	$73.2

Selected Precedent M&A Transactions – Degenerative Liver & Lung Disease Companies

Lucid reviewed certain publicly available information for 10 merger transactions involving degenerative liver & lung disease-focused biopharmaceutical companies with a lead candidate in preclinical or clinical stage development (referred to as the “Selected Precedent M&A Transactions – Degenerative Liver & Lung Disease Companies”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Serapha. Accordingly, the analysis involves considerations and judgments concerning differences in historical and financial and operating characteristics of the companies involved and other factors that could affect the merger value of such transactions. Lucid reviewed the total enterprise values of the target companies, including potential future milestone payments.

The Selected Precedent M&A Transactions – Degenerative Liver & Lung Disease Companies had total enterprise values between $50.9 million and $4.7 billion. Lucid derived a median total enterprise value of $460.0 million for the Selected Precedent M&A Transactions – Degenerative Liver & Lung Disease Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total enterprise values for Serapha by adding $230.0 million in net cash at closing, resulting in a range of approximately $385.0 million to $1.8 billion. Lucid then compared that figure to the Serapha Valuation of $303.7 million.

Selected Precedent M&A Transactions – Degenerative Liver & Lung Disease Companies

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
5/12/2026	Kezar Life Sciences, Inc	Aurinia Pharmaceuticals Inc.	$50.9
1/26/2026	Bluejay Therapeutics, Inc.	Mirum Pharmaceuticals, Inc.	$620.0
12/9/2025	Akero Therapeutics, Inc.	Novo Nordisk Inc.	$4,700.0
12/1/2025	Tessera Therapeutics, Inc.	Regeneron Pharmaceuticals, Inc.	$150.0
10/30/2025	89bio, Inc	Roche Pharma, Inc.	$2,400.0
9/11/2025	DURECT Corporation	Bausch Health Companies, Inc.	$63.0
7/7/2025	Boston Pharmaceuticals	GSK plc	$1,200.0
5/30/2024	Inhibrx, Inc.	Sanofi SA	$1,700.0
12/13/2022	Wave Life Sciences Ltd.	GSK plc	$170.0
10/8/2020	Arrowhead Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Limited	$300.0

Selected Precedent M&A Transactions – Gene Therapy Companies

Lucid reviewed certain publicly available information for 9 merger transactions involving gene therapy-focused biopharmaceutical companies that had a lead candidate in preclinical or clinical stage development (referred to as the “Selected Precedent M&A Transactions – Gene Therapy Companies”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Serapha. Accordingly, the analysis involves considerations and judgments concerning differences in historical and financial and operating characteristics of the companies involved and other factors that could affect the merger value of such transactions. Lucid reviewed the total enterprise values of the target companies, including potential future milestone payments.

The Selected Precedent M&A Transactions – Gene Therapy Companies had total enterprise values between $68.0 million and $1.0 billion. Lucid derived a median total enterprise value of $487.0 million for the Selected Precedent M&A Transactions – Gene Therapy Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total enterprise values for Serapha by adding $230.0 million in net cash at closing, resulting in a range of approximately $380.0 million to $1.1 billion. Lucid then compared that figure to the Serapha Valuation of $303.7 million.

Selected Precedent M&A Transactions – Gene Therapy Companies

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
12/9/2025	Adverum Biotechnologies, Inc.	Eli Lilly and Company Limited	$365.0
12/1/2025	Tessera Therapeutics, Inc.	Regeneron Pharmaceuticals, Inc.	$150.0
7/25/2025	Verve Therapeutics, Inc.	Eli Lilly and Company Limited	$1,000.0
1/8/2025	Poseida Therapeutics, Inc.	Roche Pharma, Inc.	$1,000.0
9/25/2023	LogicBio Therapeutics, Inc.	AstraZeneca PLC	$68.0
12/1/2022	Akouos, Inc.	Eli Lilly and Company Limited	$487.0
11/16/2022	Decibel Therapeutics, Inc.	Regeneron Pharmaceuticals, Inc.	$109.0
12/22/2021	Gyroscope Therapeutics Limited	Novartis Pharmaceuticals Corporation	$800.0
1/22/2021	Prevail Therapeutics Inc.	Eli Lilly and Company Limited	$880.0

Boundless Bio Valuation

Analysis of Precedent Reverse Merger Transactions

Lucid reviewed certain publicly available information for life sciences reverse merger transactions dating back to January 2018 (referred to as the “Selected Precedent Reverse Merger Transactions”). Although the transactions referred to below were used for comparison purposes, none of these transactions or the companies involved are directly comparable to Boundless Bio or Serapha. Accordingly, the analysis involves considerations and judgments concerning differences in the characteristics of such transactions and the companies involved. Lucid reviewed the total premium to cash delivered to each target, along with other quantitative metrics.

Lucid reviewed the value delivered for the public vehicle (net of cash) from the Selected Precedent Reverse Merger Transactions, which ranged from $0.0 million to $44.0 million. Lucid derived a median value of $10.0 million and 25th and 75th percentiles of $6.0 million and $16.0 million, respectively. In addition, Lucid reviewed the value delivered for the public vehicle (net of cash) from Selected Precedent Reverse Merger Transactions in which the public vehicle delivered less than $10.0 million, and derived a median value of $5.0 million. Lucid also reviewed such values for Selected Precedent Reverse Merger Transactions in which the concurrent financing exceeded $75 million, and derived a median value of $9.0 million. This compares to the premium to net cash given to Boundless Bio pursuant to the Merger Agreement of $12.5 million.

Selected Precedent Reverse Merger Transactions

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($M)
6/10/2026	Azora Therapeutics	Adial Pharmaceuticals Inc. (Nasdaq: ADIL)	$10
2/18/2026	Faeth Therapeutics	Sensei Bio (Nasdaq: SNSE)	$9
11/10/2025	Damora Therapeutics	Galecto (Nasdaq: GLTO)	$8
10/30/2025	Kadimastem (NewCelX)	NLS Pharmaceuticals (Nasdaq: NLSP)	$11
10/1/2025	KE Sdn Bhd (Black Titan Corp)	Titan Pharmaceuticals (Nasdaq: TTNP)	$4
8/14/2025	Vyome Therapeutics	ReShape Lifesciences (Nasdaq: RSLS)	$10
7/25/2025	Inmagene	Ikena Oncology (Nasdaq: IKNA)	$22
7/2/2025	Pelthos Therapeutics	Channel Therapeutics (NYSEAM: CHRO)	$15
6/16/2025	Crescent Biopharma	GlycoMimetics (Nasdaq: GLYC)	$10
4/28/2025	Jade Biosciences	Aerovate Therapeutics (Nasdaq: AVTE)	$8
4/15/2025	Tvardi Therapeutics	Cara Therapeutics (Nasdaq: CARA)	$20
3/18/2025	Kalaris Therapeutics	AlloVir (Nasdaq: ALVR)	$21
12/13/2024	Palvella Therapeutics	Pieris Pharmaceuticals (Nasdaq: PIRS)	$10
10/22/2024	Opus Genetics	Ocuphire Pharma (Nasdaq: OCUP)	NA
10/17/2024	TuHURA Biosciences	Kintara Therapeutics (Nasdaq: KTRA)	$11
10/9/2024	Wex Pharmaceuticals	Virios Therapeutics (Nasdaq: VIRI)	$6
9/3/2024	Oruka Therapeutics	ARCA Biopharma (Nasdaq: ABIO)	$6
8/12/2024	Firefly Neurosciences	WaveDancer (Nasdaq: WAVD)	$14
6/20/2024	Tectonic Therapeutics	AVROBIO (Nasdaq: AVRO)	$13
4/1/2024	Trawsfynydd Therapeutics	Onconova Therapeutics (Nasdaq: ONTX)	$11
3/26/2024	Serina Therapeutics	AgeX Therapeutics (Nasdaq: AGE)	$6
3/25/2024	Q32 Bio	Homology Medicines (Nasdaq: FIXX)	$20
3/21/2024	LENZ Therapeutics	Graphite Bio (Nasdaq: GRPH)	$12
3/14/2024	Immunogenx	First Wave BioPharma (FWBI)	$15
3/6/2024	Adaptive Phage Therapeutics	Biomx (NYSEAM: PHGE)	NA
12/27/2023	Cyclo Therapeutics (Nasdaq: CYTH)	Applied Molecular Transport (Nasdaq: AMTI)	$1
12/18/2023	Neurogene	Neoleukin Therapeutics (Nasdaq: NLTX)	$14
11/13/2023	Cartesian Therapeutics	Selecta Biosciences (Nasdaq: RNAC)	$13
11/3/2023	Korro Bio	Frequency Therapeutics (Nasdaq: FREQ)	$15
10/31/2023	Lung Therapeutics	Aileron Therapeutics (Nasdaq: ALRN)	$10

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($M)
10/16/2023	Notable Labs	Vascular Biogenics Ltd. (Nasdaq: VBLT)	20
9/11/2023	Dianthus Therapeutics	Magenta Therapeutics (Nasdaq: MGTA)	20
8/16/2023	EIP Pharma (CervoMed)	Diffusion Pharmaceuticals (Nasdaq: DFFN)	10
6/29/2023	TeraImmune	Baudax Bio (Nasdaq: BXRX)	3
6/22/2023	Spyre Therapeutics	Aeglea BioTherapeutics (Nasdaq: AGLE)	25
6/1/2023	Elicio Therapeutics	Angion Biomedica (Nasdaq: ANGN)	7
4/22/2023	GRI Bio	Vallon Pharmaceuticals (Nasdaq: VLON)	29
3/20/2023	CalciMedica	Graybug Vision (Nasdaq: GRAY)	15
3/7/2023	Carisma Therapeutics	Sesen Bio (Nasdaq: SESN)	15
2/23/2023	Enliven Therapeutics	Imara (Nasdaq: IMRA)	10
1/9/2023	Catheter Precision, Inc.	Ra Medical Systems (NYSE: RMED)	4
12/29/2022	Disc Medicine	Gemini Therapeutics (Nasdaq: GMTX)	10
12/27/2022	GNI Group (Gyre Therapeutics)	Catalyst Biosciences (Nasdaq: CBIO)	9
12/19/2022	Kineta, Inc.	Yumanity Therapeutics (Nasdaq: YMTX)	26
11/8/2022	ARS Pharmaceuticals	Silverback Therapeutics (Nasdaq: SBTX)	5
9/28/2022	Aceragen, Inc.	Idera Pharmaceuticals (Nasdaq: IDRA)	7
9/15/2022	Lisata Therapeutics (Cend)	Caladrius Biosciences (Nasdaq: CLBS)	25
8/30/2022	Vivani Medical (Nano Precision)	Second Sight Medical (Nasdaq: EYES)	NA
7/5/2022	Syros Pharmaceuticals (Nasdaq: SYRS)	Tyme Technologies (Nasdaq: TYME)	8
5/16/2022	Aprea Therapeutics, Inc.	Atrin Pharmaceuticals (NasdaqGS: APRE)	15
10/24/2021	Quoin Pharmaceuticals, Inc.	Cellect Biotechnology Ltd. (Nasdaq: APOP)	13
8/26/2021	Aadi Bioscience, Inc.	Aerpio Pharmaceuticals, Inc. (Nasdaq: ARPO)	15
8/3/2021	Decoy Biosystems, Inc.	Indaptus Therapeutics (Intec) (Nasdaq: INDP)	10
7/27/2021	Cytocom, Inc. (Statera)	Cleveland BioLabs, Inc. (Nasdaq: CBLI)	NA
6/28/2021	Tempest Therapeutics Inc.	Millendo Therapeutics, Inc. (Nasdaq: MLND)	19
6/15/2021	ReShape Lifesciences Inc.	Obalon Therapeutics, Inc. (Nasdaq: OBLN)	15
4/27/2021	Leading BioSciences, Inc. (Palisade)	Seneca Biopharma, Inc. (Nasdaq: SNCA)	30

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($M)
4/16/2021	MyMD Pharmaceuticals, Inc.	Akers Biosciences, Inc. (Nasdaq: AKER)	5
3/31/2021	StemoniX Inc. (Vyant Bio)	Cancer Genetics, Inc. (Nasdaq: CGIX)	15
3/16/2021	ChemomAb Ltd.	Anchiano Therapeutics Ltd. (Nasdaq: ANCN)	15
2/24/2021	Viracta Therapeutics, Inc.	Sunesis Pharmaceuticals (Nasdaq: SNSS)	16
1/28/2021	Quellis Biosciences, Inc. (Astria)	Catabasis Pharmaceuticals (Nasdaq: CATB)	25
12/22/2020	Yumanity Therapeutics Inc.	Proteostasis Therapeutics (Nasdaq: PTI)	34
12/1/2020	Petros Pharmaceuticals, Inc.	Neurotrope, Inc. (NasdaqCM: NTRP)	4
11/23/2020	F-star Therapeutics, Limited	Spring Bank Pharmaceuticals, Inc.	23
11/5/2020	Ocuphire Pharma, Inc.	Rexahn Pharmaceuticals (Nasdaq: REXN)	16
10/27/2020	Viridian Therapeutics, Inc.	Miragen Therapeutics, Inc. (NasdaqCM: MGEN)	15
9/15/2020	Adicet Bio, Inc.	resTORbio, Inc. (NasdaqGS: TORC)	8
9/14/2020	Anelixis Therapeutics (Eledon)	Novus Therapeutics, Inc. (NasdaqCM: NVUS)	5
7/6/2020	Kiq Bio (Cogent)	Unum Therapeutics, Inc. (NASDAQ: UMRX)	17
6/15/2020	Forte Biosciences, Inc.	Tocagen Inc. (NasdaqGS: TOCA)	8
5/28/2020	Larimar Therapeutics, Inc.	Zafgen, Inc. (NasdaqGS: ZFGN)	5
5/26/2020	Histogen, Inc.	Conatus Pharmaceuticals (Nasdaq: CNAT)	23
5/22/2020	Qualigen, Inc.	Ritter Pharmaceuticals (Nasdaq: RTTR)	NA
5/18/2020	Timber Pharmaceuticals, Inc.	BioPharmX Corporation (AMEX: BPMX)	16
4/1/2020	Curetis NV (Euronext: CURE)	OpGen, Inc. (NasdaqCM: OPGN)	7
1/9/2020	Protara Therapeutics, Inc.	Proteon Therapeutics, Inc. (NASDAQ: PRTO)	5
12/30/2019	NeuroBo Pharmaceuticals, Inc.	Gemphire Therapeutics Inc. (NASDAQ: GEMP)	8
11/7/2019	Venus Concept Ltd.	Restoration Robotics, Inc. (NASDAQ: HAIR)	20
9/27/2019	Ocugen, Inc.	Histogenics Corporation (NASDAQ: HSGX)	NA
8/31/2019	Brickell Biotech, Inc.	Vical Incorporated (NASDAQ: VICL)	4
7/31/2019	ESSA Pharma (NASDAQ: EPIX)	Realm Therapeutics plc (NASDAQ: RLM)	1
7/22/2019	Salarius Pharmaceuticals, LLC	Flex Pharma, Inc. (NASDAQ: FLKS)	4
7/15/2019	NeuBase Therapeutics	Ohr Pharmaceutical (NASDAQ: OHRP)	7

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($M)
6/10/2019	Oncternal Therapeutics, Inc.	GTx, Inc. (NASDAQ: GTXI)	9
6/9/2019	Edesa Biotech Inc.	Stellar Biotechnologies, Inc. (NASDAQ: SBOT)	2
5/9/2019	Armata Pharmaceuticals (f.k.a C3J)	Ampliphi Biosciences (NYSE: APHB)	10
5/6/2019	Adynxx, Inc.	Alliqua BioMedical, Inc. (NASDAQ: ALQA)	3
4/23/2019	Mereo BioPharma (AIM: MPH)	Oncomed Pharmaceuticals (NASDAQ: OMED)	20
4/12/2019	Immunic AG	Vital Therapies, Inc. (NASDAQ: VTL)	10
3/26/2019	Enlivex Therapeutics Ltd.	Bioblast Pharma Ltd. (NASDAQ: ORPN)	5
3/18/2019	PDS Biotechnology Corporation	Edge Therapeutics, Inc. (NASDAQ: EDGE)	5
3/13/2019	X4 Pharmaceuticals, Inc.	Arsanis, Inc. (NASDAQ: ASNS)	29
1/24/2019	Seelos Therapeutics, Inc.	Apricus Biosciences, Inc. (NASDAQ: APRI)	8
12/7/2018	Millendo Therapeutics, Inc.	OvaScience, Inc. (NASDAQ: OVAS)	5
10/12/2018	Aravive Biologics, Inc.	Versartis, Inc. (NASDAQ: VSAR)	0
2/13/2018	Vaxart, Inc.	Aviragen Therapeutics, Inc. (NASDAQ: AVIR)	44
1/30/2018	Innovate Biopharmaceuticals, Inc.	Monster Digital, Inc. (NASDAQ: MSDI)	6
1/17/2018	Evofem Biosciences, Inc.	Neothetics, Inc. (NASDAQ: NEOT)	29
1/4/2018	Rocket Pharmaceuticals, Ltd	Inotek Pharmaceuticals Corp (NASDAQ: ITEK)	5

The summary set forth above does not purport to be a complete description of all the analyses performed by Lucid. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Lucid did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Lucid believes, and advised the Boundless Bio Board of Directors, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying the Lucid Opinion. In performing its analyses, Lucid made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Boundless Bio and Serapha. These analyses performed by Lucid are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Boundless Bio, Serapha, Lucid or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Lucid and the Lucid Opinion were among several factors taken into consideration by the Boundless Bio Board of Directors in making its decision to enter into the Merger Agreement and should not be considered as determinative of such a decision.

Lucid was selected by the Boundless Bio Board of Directors to render an opinion to the Boundless Bio Board of Directors because Lucid is a nationally recognized investment banking firm and as part of its investment banking business, Lucid is continually engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Lucid and its affiliates may trade the equity securities of Boundless Bio for its own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date hereof, Lucid has not had a relationship with Boundless Bio or its affiliates and has not received any fees from Boundless Bio or any of its affiliates. In the two years preceding the date hereof, Lucid has not had a relationship with Serapha or any of its affiliates and has not received any fees from Serapha or any of its affiliates, including RTW Investments, LP (“RTW Investments”), RA Capital Management, L.P. (“RA Capital Management”) or any of their affiliates. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to Boundless Bio and/or Serapha and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

Pursuant to the Engagement Letter, as of the time the Merger Agreement was approved, if the Merger is consummated, Lucid will be entitled to receive a transaction fee of $1,300,000 payable in cash at the closing of the transaction. Lucid received a $25,000 upfront initial fee and a fee for the Lucid Opinion of $200,000 upon delivery of the Lucid Opinion, that is non-creditable to the $1,300,000 transaction fee and which is not contingent upon consummation of the Merger. Additionally, Boundless Bio has agreed to reimburse Lucid for its out-of-pocket expenses (up to $50,000) and has agreed to indemnify Lucid against certain liabilities, including liabilities under U.S. federal securities laws. The terms of the fee arrangement with Lucid, which are customary in transactions of this nature, were negotiated at arm’s length between Boundless Bio and Lucid, and the Boundless Bio Board of Directors was aware of the arrangement.

Interests of Boundless Bio’s Directors and Executive Officers in the Merger

In considering the recommendation of the Boundless Bio Board of Directors with respect to approving the Nasdaq Stock Issuance Proposal, Nasdaq Reverse Split Proposal, Authorized Share Increase Proposal, Stock Plan Proposal, ESPP Proposal and Adjournment Proposal, stockholders should be aware that Boundless Bio’s current directors and officers and certain former directors and executive officers who were directors and officers at the time of entry into the Merger Agreement have interests in the Merger that are different from, or in addition to, the interests of Boundless Bio’s stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Boundless Bio Board of Directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that Boundless Bio’s stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Ownership Interests

Certain material payments to the current and/or former executives of Boundless Bio are factored into the calculation of Boundless Bio Net Cash as deductions, including any bonus, retention payments, severance, change in control payments or similar payment obligations (including payments with “single trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that are due or payable to any director, officer, employee or consultant as a result of the consummation of the Contemplated Transactions or any Boundless Bio Legacy Transaction, together with any payroll taxes associated therewith. The amount of the Boundless Bio Pre-Closing Dividend payable to Boundless Bio stockholders is directly affected by the amount of payments made to Boundless Bio current and/or former executives at Closing. Any increase in such payments will reduce Boundless Bio Net Cash and, accordingly, reduce the aggregate amount of the Boundless Bio Pre-Closing Dividend.

As of September 30, 2026, Boundless Bio’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 2.83% of the shares of Boundless Bio Common Stock, which for purposes of this subsection excludes any shares of Boundless Bio Common Stock issuable upon exercise of Boundless Bio Options held by such individuals.

Treatment of Boundless Bio Options

Concurrently with the signing of the Merger Agreement, all outstanding Boundless Bio Options previously granted to Boundless Bio’s employees, executive officers, directors, and consultants under the Boundless Bio 2024 Plan and Boundless Bio 2018 Plan became fully vested and exercisable immediately. In addition, the exercise period of all outstanding Boundless Bio Options was extended to provide that such Boundless Bio Options will remain exercisable until the latest to occur of (i) March 31, 2027 (unless the Closing Date occurs prior to such date, in which case the exercise period will expire on the date that is three months following the Closing Date) or (ii) such later date provided in the applicable option agreement evidencing such Boundless Bio Options. With respect to any outstanding Boundless Bio Options that were repriced by Boundless Bio effective August 19, 2024, the premium end date of the Boundless Bio Options was accelerated to the date of the signing of the Merger Agreement.

Under the terms of the Merger Agreement, (i) each Boundless Bio Cancelled Option outstanding immediately prior to the Effective Time will be cancelled for no consideration, and (ii) each Boundless Bio Continuing Option at and following the Effective Time will remain outstanding and exercisable in accordance with its terms as in effect as of immediately prior to the Effective Time (taking into account any equitable adjustment made to each Boundless Bio Continuing Option to reflect the Boundless Bio Pre-Closing Dividend).

The table below sets forth information regarding the Boundless Bio Options held as of September 30, 2026 by each of the individuals who are, or were at any point during the 2025 fiscal year, Boundless Bio’s executive officers and Boundless Bio’s non-employee directors. The number of shares of Boundless Bio Common Stock underlying such Boundless Bio Options and the applicable exercise prices of such Boundless Bio Options will be adjusted appropriately to reflect the Nasdaq Reverse Split and the Boundless Bio Pre-Closing Dividend. As noted above, all Boundless Bio Options became fully vested and exercisable immediately on the date of the signing of the Merger Agreement.

Participant	Number of Options Held (#)	Weighted Average Exercise Price of Options ($)
Executive Officers
Zachary D. Hornby(1)	1,870,447	$3.00
Neil Abdollahian(2)	—	—
Robert Doebele, M.D., Ph.D. (1)	410,000	$1.69
Christian Hassig, Ph.D. (1)	656,282	$2.58
David Hinkle	319,160	$2.35
Jessica Oien, J.D.	501,669	$2.37
Non-Employee Directors
Jonathan E. Lim, M.D.	133,366	$4.25
Christine Brennan, Ph.D.(3)	—	—
Kristina Burow(4)	26,438	$16.00
James Christensen, Ph.D.	102,756	$4.97
Jennifer Lew	102,756	$4.86
Nancy Whiting, Pharm.D.	102,756	$4.97

(1)	Mr. Hornby and Drs. Doebele and Hassig’s employment with Boundless Bio terminated effective July 1, 2026.
(2)	Mr. Abdollahian’s employment with Boundless Bio terminated effective January 10, 2025.
(3)	Dr. Brennan resigned from the Boundless Bio Board of Directors effective March 3, 2026.
(4)	Ms. Burow did not stand for re-election at the 2026 annual meeting of Boundless Bio’s stockholders and ceased to serve on the Boundless Bio Board of Directors effective June 15, 2026.

Separation Agreements and Consulting Agreements with Zachary D. Hornby, Robert Doebele, M.D., Ph.D. and Christian Hassig, Ph.D.

Effective July 1, 2026, Zachary D. Hornby ceased serving as Boundless Bio’s President and Chief Executive Officer, Robert Doebele, M.D., Ph.D. ceased serving as Boundless Bio’s Chief Medical Officer, and Christian Hassig, Ph.D. ceased serving as Boundless Bio’s Chief Scientific Officer. In connection with their departures, each of Mr. Hornby and Drs. Doebele and Hassig entered into a separation agreement with Boundless Bio (the “Boundless Bio Separation Agreements”). Subject to Mr. Hornby and Drs. Doebele and Hassig’s execution and non-revocation of a release of claims and continued compliance with post-termination obligations, the Boundless Bio Separation Agreements provide for the following severance benefits: (i) a lump sum cash severance payment in an amount representing nine months’ (twelve months’ for Mr. Hornby) base salary, (ii) subject to and conditioned upon the occurrence of the Merger, an additional true-up severance payment in an amount representing twelve months’ (eighteen months’ for Mr. Hornby) base salary plus 1.0 times (1.5 times for Mr. Hornby) their respective target bonuses for 2026 less the amount of cash severance previously paid, payable in a lump sum upon the closing of the Merger, and (iii) up to nine months (twelve months for Mr. Hornby) of COBRA premium payments (increased to twelve months (eighteen months for Mr. Hornby) in the event of the closing of the Merger).

In addition, effective July 2, 2026, each of Mr. Hornby and Drs. Doebele and Hassig entered into a consulting agreement with Boundless Bio, pursuant to which they will provide limited transitional services to Boundless Bio.

Amended and Restated Offer Letters with Jessica Oien, J.D. and David Hinkle

In connection with the Merger, effective July 1, 2026, each of Jessica Oien and David Hinkle entered into an amended and restated offer letter with Boundless Bio, which governs the terms of their employment with Boundless Bio as its Chief Legal Officer, Corporate Secretary and “principal executive officer” and its Senior Vice President, Finance, Controller, Treasurer, and “principal financial and accounting officer”, respectively (the “A&R Offer Letters”). The A&R Offer Letters provide for, among others, the following additional compensation: (i) in addition to receiving their current base salaries ($480,000 for Ms. Oien and $394,400 for Mr. Hinkle), additional monthly compensation of $50,000 for Ms. Oien and $25,000 for Mr. Hinkle, (ii) a transaction bonus accruing in the amount of $50,000 for Ms. Oien and $25,000 for Mr. Hinkle for each month of employment following July 1, 2026 (provided, that, the transaction bonuses will be capped at $500,000 for Ms. Oien and $250,000 for Mr. Hinkle) (each, a “Transaction Bonus”), and (iii) for Ms. Oien, an additional one-time bonus of $50,000 in the event the Merger Agreement is terminated and Boundless Bio enters into a binding term sheet with a new counterparty to effectuate a similar transaction. The Transaction Bonuses will be payable to Ms. Oien and Mr. Hinkle upon the closing of the Merger, or, if earlier, upon a termination of their employment by Boundless Bio without “cause”, their resignation for “good reason,” or their death or “disability” (as such terms are defined below). Neither Ms. Oien nor Mr. Hinkle will be eligible to earn any annual performance bonus for 2026 or thereafter.

In addition, Ms. Oien and Mr. Hinkle remain entitled to their existing severance benefits under Boundless Bio’s Severance and Change in Control Severance Plan, which severance benefits will be paid upon the closing of the Merger, or if earlier, upon certain qualifying terminations of employment, as modified by the terms of the A&R Offer Letters. Upon the closing of a “change in control” (as defined below), Ms. Oien and Mr. Hinkle’s employment with Boundless Bio will automatically terminate and they will be entitled to the following severance payments and benefits: (i) a cash severance payment in an amount representing twelve months’ base salary plus 1.0 times their respective target bonuses for 2026, (ii) twelve months of COBRA premium payments plus a tax gross-up amount to cover any federal and state income and employment taxes arising therefrom, and (iii) any accrued Transaction Bonus through the date of termination, in each case, payable in a lump sum no later than the date of the closing of the change in control. In the event that Ms. Oien or Mr. Hinkle’s employment with Boundless Bio terminates as a result of Boundless Bio’s termination of their employment without cause or their resignation for good reason, in either case, prior to the occurrence of a change in control, they will be entitled to the following severance payments and benefits: (i) a cash severance payment in an amount representing nine months’ base salary, (ii) subject to and conditioned upon the occurrence of a change in control on or prior to March 15 of the calendar year following the calendar year in which their termination date occurs (a “Qualifying CIC”), an additional true-up severance payment in an amount representing twelve months’ base salary plus 1.0 times their respective target bonuses for 2026 less the amount of cash severance previously paid, (iii) nine months of COBRA premium payments (increased to twelve months in the event of a Qualifying CIC) plus a tax gross-up amount to cover any federal and state income and employment taxes arising therefrom, and (iv) any accrued Transaction Bonus through the date of termination, in each case, payable in a lump sum. Ms. Oien and Mr. Hinkle’s eligibility to receive the severance benefits described in this paragraph are subject to their execution and non-revocation of a release of claims and continued compliance with post-termination obligations. Ms. Oien and Mr. Hinkle are also eligible for outplacement services valued at up to $3,000 each.

For purposes of the A&R Offer Letters, “cause” means any of the following: (i) their commission of an act of fraud, embezzlement, or dishonesty, or the commission of some other illegal act by them, that has a demonstrable adverse impact on Boundless Bio or on any of its successors or affiliates; (ii) their conviction of, or plea of “guilty” or “no contest” to, a felony or any crime involving fraud, dishonesty, or moral turpitude under the laws of the United States or any state thereof; (iii) any intentional, unauthorized use or disclosure by them of Boundless Bio’s confidential information or trade secrets or those of any of its successors or affiliates; (iv) their gross negligence, insubordination, or material violation of any duty of loyalty to Boundless Bio or to any of its successors or affiliates, or any other demonstrable material misconduct on their part; (v) their ongoing and repeated failure or refusal to perform or neglect of their duties as required by any offer or employment letter with Boundless Bio or their ongoing and repeated failure or refusal to comply with the lawful instructions given to them by Boundless Bio’s chief executive officer or, with respect to the chief executive officer, the Boundless Bio Board of Directors, which failure, refusal, or neglect continues for 15 days following receipt of written notice from the Boundless Bio Board of Directors stating with specificity the nature of such failure, refusal, or neglect; or (vi) their willful, material breach of any of Boundless Bio’s policies or any material provision of any offer or employment letter or any confidential information agreement, proprietary information and inventions agreement. Prior to the determination that “cause” under clauses (iv), (v) or (vi) has occurred, Boundless Bio shall (A) provide to them in writing, in reasonable detail, the reasons for the determination that such “cause” exists, (B) afford them a reasonable opportunity to remedy any such conditions, if capable of being cured, (C) provide them an opportunity to be heard prior to the final decision to terminate their employment hereunder for such “cause” and (D) make any decision that such “cause” exists in good faith.

For purposes of the A&R Offer Letters, “change in control” has the meaning set forth in the Boundless Bio 2024 Plan.

For purposes of the A&R Offer Letters, “disability” means total and permanent disability as defined in Section 22(e)(3) of the Code.

For purposes of the A&R Offer Letters, “good reason” means the occurrence of any of the following events or conditions without their written consent: (i) a material diminution in their authority, duties, or responsibilities; (ii) a material diminution in their base compensation, unless such a reduction is imposed across-the-board to all Boundless Bio senior management; (iii) a material change in the geographic location at which they must perform their duties from the location that was designated as their primary location immediately prior to such change (they and Boundless Bio agree that a change of more than 35 miles shall be material for this purpose); or (iv) any other action or inaction that constitutes a material breach by Boundless Bio or by any of its successors or affiliates of its obligations to them under any agreement between them and Boundless Bio or any of its affiliates. They must provide written notice to Boundless Bio of the occurrence of any of the foregoing events or conditions without their written consent within 60 days of the occurrence of such event. Boundless Bio or any of its successors or affiliates shall have a period of 30 days to cure such event or condition after receipt of written notice of such event. Their termination of employment by reason of resignation from employment with Boundless Bio for “good reason” must occur within 30 days following the expiration of the foregoing 30-day cure period.

Boundless Bio Pre-Closing Dividend

Prior to the Effective Time, the Boundless Bio Board of Directors expects to declare the Boundless Bio Pre-Closing Dividend to holders of record of shares of Boundless Bio Common Stock outstanding prior to the Effective Time equal in the aggregate to Boundless Bio’s reasonable, good faith approximation of the amount by which Boundless Bio Net Cash will exceed $0 as of the Closing, and any of Boundless Bio’s directors and executive officers that are also Boundless Bio stockholders will share in any such Boundless Bio Pre-Closing Dividend proportionally to their ownership of Boundless Bio Common Stock as of that record date (please see the section titled “Principal Stockholders of Boundless Bio” beginning on page 383 of this proxy statement/prospectus for additional information regarding Boundless Bio’s directors’ and officers’ holdings of Boundless Bio Common Stock).

Limitations of Liability and Indemnification

In addition to the indemnification obligations required by the Boundless Bio Charter and the Boundless Bio Bylaws, Boundless Bio has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of Boundless Bio’s directors and executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. Boundless Bio will advance expenses, including attorney’s fees, incurred in connection with any action or proceeding brought against Boundless Bio’s directors and executive officers arising from that person’s services as a director or officer brought on behalf of Boundless Bio or in furtherance of Boundless Bio’s rights, and certain of Boundless Bio’s directors or officers may have certain rights to advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or executive officer’s services to Boundless Bio. Boundless Bio believes that these provisions in the Boundless Bio Charter and the Boundless Bio Bylaws and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Interests of Serapha Directors and Executive Officers in the Merger

In considering the recommendation of the Serapha Board of Directors with respect to approving the Nasdaq Stock Issuance Proposal, Nasdaq Reverse Split Proposal, Authorized Share Increase Proposal, Stock Plan Proposal, ESPP Proposal and Adjournment Proposal, stockholders should be aware that Serapha’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Serapha stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Serapha Board of Directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that Serapha stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Ownership Interests

As of October 1, 2026, Serapha’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 40.8% of the shares of Serapha Capital Stock, which for purposes of this subsection excludes any shares of Serapha Common Stock issuable upon exercise or settlement of Serapha Options and Serapha RSUs held by such individuals. Each of Serapha’s officers, directors and affiliated stockholders have also entered into a support agreement in connection with the Merger. For a more detailed discussion of the Support Agreements, please see the section titled “Agreements Related to the Merger — Support Agreements” beginning on page 212 of this proxy statement/prospectus.

RTW Investments, an affiliate of Piratip Pratumsuwan and Paul Lu, each a Serapha director, RA Capital Management, an affiliate of Laura Tadvalkar and Matthew Hammond, each a Serapha director, and Decheng Capital, an affiliate of Victor Tong, a Serapha director, also currently hold shares of Serapha Capital Stock. The table below sets forth the ownership of Serapha Capital Stock by RTW Investments, RA Capital Management and Decheng Capital as of October 1, 2026. RTW Investments, RA Capital Management and Decheng Capital have also agreed to purchase shares of Serapha Common Stock and Serapha Pre-Funded Warrants in the Serapha Pre-Closing Financing. For a more detailed discussion of these relationships, please see the section titled “Certain Relationships and Related Party Transactions of the Combined Company — Serapha Transactions” beginning on page 350 of this proxy statement/prospectus.

Stockholder	Shares of Capital Stock Held
RTW Holdings X, LLC	10,767,111	(1)
Entities affiliated with RA Capital Management	9,862,867	(2)
Entities affiliated with Decheng Capital	3,333,555	(3)

(1)	Consists of 4,100,000 shares of Serapha Common Stock and 6,667,111 shares of Serapha Preferred Stock.
(2)	Consists of 1,862,334 shares of Serapha Common Stock and 8,000,533 shares of Serapha Preferred Stock.
(3)	Consists of 3,333,555 shares of Serapha Preferred Stock.

Serapha Options

In connection with the Merger, each outstanding and unexercised Serapha Option will be converted into a Boundless Bio Option on the existing terms and conditions, with necessary adjustments to reflect the Exchange Ratio. Boundless Bio will assume the Serapha Equity Incentive Plan and each such outstanding Serapha Option in accordance with the terms (as in effect as of the date of the Merger Agreement) of the Serapha Equity Incentive Plan and the terms of the stock option agreement by which such Serapha Option is evidenced. In connection with the Merger, Boundless Bio will change its corporate name to “Serapha Bio, Inc.” and all Serapha Options it assumed in the Merger will be options to purchase Combined Company common stock.

The table below sets forth information regarding the Serapha Options held as of October 1, 2026 by each of Serapha’s current executive officers. The number of shares of common stock underlying such options and the exercise price will be adjusted appropriately to reflect the Exchange Ratio.

Name	Number of Vested Options Held (#)	Weighted Average Exercise Price of Vested Options ($)	Number of Unvested Options Held (#)	Weighted Average Exercise Price of Unvested Options ($)
Executive Officers
Kenneth Mills	—	$—	1,957,865	$3.14
Daphne Karydas	—	$—	978,933	$3.14

Serapha RSUs

In connection with the Merger, each Serapha RSU will be converted into an Assumed RSU on the existing terms and conditions, with necessary adjustments to reflect the Exchange Ratio. Boundless Bio will assume the Serapha Equity Incentive Plan and each such outstanding Serapha RSU in accordance with the terms (as in effect as of the date of the Merger Agreement) of the Serapha Equity Incentive Plan and the terms of the restricted stock unit agreement by which such Serapha RSU is evidenced. In connection with the Merger, Boundless Bio will change its corporate name to “Serapha Bio, Inc.” and all Serapha RSUs it assumed in the Merger will be restricted stock unit awards covering shares of Combined Company common stock.

The table below sets forth information regarding the Serapha RSUs held as of October 1, 2026 by each of Serapha’s current executive officers. The number of shares of common stock underlying such restricted stock unit awards will be adjusted appropriately to reflect the Exchange Ratio.

Name	Number of Restricted Stock Units Held (#)
Executive Officers
Kenneth Mills	978,933
Daphne Karydas	489,466

Management Following the Merger

As described in the section captioned “Management Following the Merger” beginning on page 344 of this proxy statement/prospectus, certain of Serapha’s directors and executive officers are expected to become the directors and executive officers of the Combined Company upon the Closing.

Serapha Executive Compensation

The current compensatory arrangements for the executive officers of Serapha are described in the section captioned “Serapha Executive Compensation” beginning on page 227 of this proxy statement/prospectus.

Limitations of Liability, Indemnification and Insurance

In addition to the indemnification obligations required by the Serapha Charter and the Serapha Bylaws, Serapha has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of Serapha’s directors and executive officers for reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Serapha. Serapha believes that the Serapha Charter provisions, Serapha Bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

For a discussion of the indemnification and insurance provisions related to the Serapha directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement — Indemnification and Insurance for Directors and Officers” beginning on page 206 of this proxy statement/prospectus.

Form of the Merger

Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into Serapha, with Serapha continuing as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the Merger.

Merger Consideration and Adjustment

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Serapha Capital Stock (including any shares of Serapha Capital Stock issued in the Serapha Pre-Closing Financing), excluding any shares of Serapha Capital Stock to be cancelled pursuant to the Merger Agreement, will be converted into the right to receive a number of shares of Boundless Bio Common Stock equal to the Exchange Ratio, (ii) each then-outstanding Serapha Option will be converted into and become an Assumed Option, subject to adjustment in accordance with the Merger Agreement, (iii) each then-outstanding Serapha RSU will be converted into and become an Assumed RSU, subject to adjustment in accordance with the Merger Agreement, and (iv) each then-outstanding and unexercised Serapha Warrant (including any Serapha Pre-Funded Warrants) will be converted into an Assumed Warrant, in each case subject to the terms of the

Merger Agreement. If the aggregate number of shares of Boundless Bio Common Stock that would otherwise be issued to a holder of Serapha Capital Stock at the Effective Time would exceed such holder’s Beneficial Ownership Limitation, Boundless Bio will issue to such holder shares of Boundless Bio Common Stock up to such holder’s Beneficial Ownership Limitation and, in lieu of the excess shares, Boundless Bio Pre-Funded Warrants to purchase a number of shares of Boundless Bio Common Stock equal to such holder’s Remaining Entitlement.

Each holder of Serapha Capital Stock may designate in writing to Boundless Bio and Serapha, at least 10 business days prior to the Closing, a Beneficial Ownership Limitation of between 0% and 19.99% of the shares of Boundless Bio Common Stock outstanding immediately after giving effect to the issuance of the Merger Consideration. A holder that does not make such a designation will be subject to a Beneficial Ownership Limitation of 9.99%. If the aggregate number of shares of Boundless Bio Common Stock that would otherwise be issued to a holder at the Effective Time, when aggregated with all securities then beneficially owned by such holder and its affiliates (calculated in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder), would exceed such holder’s Beneficial Ownership Limitation, Boundless Bio will issue to such holder shares of Boundless Bio Common Stock up to such holder’s Beneficial Ownership Limitation and, in lieu of the excess shares, Boundless Bio Pre-Funded Warrants to purchase a number of shares of Boundless Bio Common Stock equal to such holder’s Remaining Entitlement.

Following the Effective Time, a holder may reset its Beneficial Ownership Limitation to a higher or lower percentage, not to exceed 19.99%, upon written notice to the surviving corporation, except that any increase will not take effect until the 61st day after such notice is delivered. Once a holder changes its Beneficial Ownership Limitation, it may not further change it without again providing the notice required by the Merger Agreement.

No fractional shares of Boundless Bio Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of Boundless Bio Common Stock resulting from the conversion of shares of Serapha Capital Stock (including any shares of Serapha Capital Stock issued in the Serapha Pre-Closing Financing) shall be issued as follows: (i) one share of Boundless Bio Common Stock if the aggregate amount of fractional shares of Boundless Bio Common Stock such holder of Serapha Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Boundless Bio Common Stock if the aggregate amount of fractional shares of Boundless Bio Common Stock such holder of Serapha Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

Procedures for Exchanging Serapha Stock Certificates

On or prior to the Closing Date, Boundless Bio and Serapha will jointly select an exchange agent and, at the Effective Time, Boundless Bio will deposit with the exchange agent evidence of book-entry shares representing the shares of Boundless Bio Capital Stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Serapha Capital Stock (including shares of Serapha Capital Stock issued in the Serapha Pre-Closing Financing or the Series A Financing) (excluding any shares to be cancelled pursuant to the Merger Agreement).

Promptly after the Effective Time, Boundless Bio and Serapha will cause the exchange agent to mail to each record holder of Serapha Capital Stock (including shares of Serapha Capital Stock issued in the Serapha Pre-Closing Financing or the Series A Financing (excluding any shares to be cancelled pursuant to the Merger Agreement) (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates and identifying the record holder’s book-entry shares in exchange for the Merger Consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions, the surrender of the record holder’s stock certificates and identification of book-entry shares, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares (unless a physical certificate is requested) representing the number of whole shares of Boundless Bio Capital Stock issuable to such holder pursuant to the Merger Agreement and any dividends or other distributions payable pursuant to the Merger Agreement. The surrendered certificates representing shares of Serapha Capital Stock will be canceled.

After the Effective Time, each certificate or book-entry share representing Serapha Capital Stock that has not been surrendered will represent only the right to receive the Merger Consideration payable in respect thereof pursuant to the Merger Agreement.

HOLDERS OF SERAPHA CAPITAL STOCK SHOULD NOT SEND IN THEIR SERAPHA STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF SERAPHA STOCK CERTIFICATES.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by Serapha stockholders and the approval by Boundless Bio stockholders of Boundless Bio Stockholder Matters, other than those conditions that by their nature are to be satisfied at the Closing. The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Boundless Bio and Serapha and specified in the Certificate of Merger. Neither Boundless Bio nor Serapha can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

In the United States, Boundless Bio must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Boundless Bio Common Stock to Serapha’s stockholders in connection with the Contemplated Transactions and the filing of this proxy statement/prospectus with the SEC. Boundless Bio and Serapha have not yet determined whether any filing under the HSR Act or any other antitrust or competition law is required in connection with the Contemplated Transactions, or whether any regulatory approval from antitrust authorities will be required to consummate the transactions.

Material U.S. Federal Income Tax Considerations of the Merger

The following discussion is a summary of certain material U.S. federal income tax considerations of the Merger that are generally applicable to U.S. Holders (as defined below) of Serapha Capital Stock. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Neither Serapha nor Boundless Bio has sought or will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the Merger.

This discussion is limited to a U.S. Holder that holds Serapha Capital Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including, without limitation, the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding Serapha Capital Stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in Serapha Capital Stock;

•	S corporations, partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Serapha Capital Stock under the constructive sale provisions of the Code;

•	persons who hold or receive Serapha Capital Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	persons who hold their Serapha Capital Stock as “qualified small business stock” within the meaning of Section 1202 of the Code.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Serapha Capital Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding Serapha Capital Stock and each partner in such partnership are urged to consult their tax advisors regarding the U.S. federal income tax considerations to them of the Merger.

This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Merger arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Serapha Capital Stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Based on the assumptions, qualifications and limitations described herein, the Merger is intended to qualify as (1) a “reorganization” within the meaning of Section 368(a) of the Code and/or (2) an exchange of shares of Serapha Capital Stock for Boundless Bio Common Stock under Section 351(a) of the Code. Assuming the

Merger so qualifies, a U.S. Holder will not recognize gain or loss upon the exchange of its Serapha Capital Stock for Boundless Bio Common Stock. A U.S. Holder will have the same aggregate basis in its Boundless Bio Common Stock after the Merger as such U.S. Holder had in the corresponding Serapha Capital Stock immediately prior to the Merger. A U.S. Holder’s holding period in the Boundless Bio Common Stock immediately following the Merger will include such U.S. Holder’s holding period in the corresponding Serapha Capital Stock immediately prior to the Merger. If a U.S. Holder holds different blocks of Serapha Capital Stock (generally, Serapha Capital Stock acquired on different dates or at different prices), such U.S. Holder is urged to consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of Boundless Bio Common Stock received in the Merger.

Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations of the Merger in light of its personal circumstances and the considerations to such U.S. Holder under state, local and non-U.S. tax laws and other federal tax laws.

Information Reporting

Each U.S. Holder who receives Boundless Bio Common Stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Under Treasury Regulations Section 1.368-3(b), each U.S. Holder who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding Serapha Capital Stock or who owned Serapha Capital Stock with a basis of $1,000,000 or more is required to attach a statement to its tax return for the year in which the Merger is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Similarly, under Treasury Regulations Section 1.351-3(a), each U.S. Holder who owned immediately after the Merger at least five percent (by vote or value) of the total outstanding Boundless Bio Common Stock is required to attach a statement to its tax return for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Sections 1.351-3(a). Such statements must include the U.S. Holder’s tax basis in such U.S. Holder’s Serapha Capital Stock surrendered in the Merger, the fair market value of such Serapha Capital Stock, the date of the Merger, and the name and employer identification number of each of Serapha and Boundless Bio. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.

Material U.S. Federal Income Tax Considerations of the Boundless Bio Pre-Closing Dividend

The following discussion is a summary of certain material U.S. federal income tax considerations of the receipt of the Boundless Bio Pre-Closing Dividend that are generally applicable to U.S. Holders (as defined below) of Boundless Bio Common Stock. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Boundless Bio has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the receipt of the Boundless Bio Pre-Closing Dividend.

This discussion is limited to a U.S. Holder that holds Boundless Bio Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including, without limitation, the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding Boundless Bio Common Stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in Boundless Bio Common Stock;

•	S corporations, partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Boundless Bio Common Stock under the constructive sale provisions of the Code;

•	persons who hold or receive Boundless Bio Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	persons who hold their Boundless Bio Common Stock as “qualified small business stock” within the meaning of Section 1202 of the Code.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Boundless Bio Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding Boundless Bio Common Stock and each partner in such partnership are urged to consult their tax advisors regarding the U.S. federal income tax considerations to them of the receipt of the Boundless Bio Pre-Closing Dividend.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Boundless Bio Common Stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Boundless Bio Pre-Closing Dividend arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

The distribution of the Boundless Bio Pre-Closing Dividend generally will be included in a U.S. Holder’s income as ordinary dividend income to the extent of Boundless Bio’s current or accumulated earnings and profits. Distributions in excess of Boundless Bio’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in Boundless Bio Common Stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. Holder may be eligible for a dividends-received deduction, subject to applicable limitations. Dividends received by certain individuals and other non-corporate U.S. Holders generally are subject to a reduced rate of U.S. federal income tax, provided certain holding period and other requirements are satisfied. Each U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal income tax considerations to it of the receipt of the Boundless Bio Pre-Closing Dividend.

Nasdaq Stock Market Listing

Shares of Boundless Bio Common Stock are currently listed on Nasdaq under the symbol “BOLD.” Boundless Bio has agreed to use commercially reasonable efforts to (a) maintain its listing on Nasdaq until the Effective Time and to obtain approval of the listing of the Combined Company on Nasdaq; (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Boundless Bio Common Stock to be issued in connection with the Merger and transactions contemplated thereunder, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Split (if required) and to submit a copy of the amendment to the Boundless Bio Charter effecting the Nasdaq Reverse Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist Serapha in preparing and filing an initial listing application for the Boundless Bio Common Stock issued to Serapha stockholders (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time.

In addition, under the Merger Agreement, each of Boundless Bio’s and Serapha’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Closing, of various conditions, including that the Nasdaq Listing Application shall have been approved.

If the Nasdaq Listing Application is approved, Boundless Bio anticipates that the Combined Company common stock will be listed on Nasdaq following the Closing under the trading symbol “AATD.” In order for the Nasdaq Listing Application to be accepted, among other requirements, the Combined Company must maintain a bid price of $4.00 or higher for a certain period of time following the Nasdaq Reverse Split.

Anticipated Accounting Treatment

The Merger is expected to be treated by Boundless Bio as a reverse merger and will be accounted for as an in-substance reverse recapitalization of Boundless Bio by Serapha in accordance with U.S. GAAP as, at close, the transaction is, in essence, the issuance of equity by Serapha for Boundless Bio’s net assets, consisting of nominal assets and liabilities before the Merger. For accounting purposes, Serapha is considered to be acquiring the assets and liabilities of Boundless Bio in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Serapha’s equity holders will own a substantial majority of the voting rights in the Combined Company; (ii) Serapha’s largest stockholder will retain the largest interest in the Combined Company; (iii) Serapha will designate all of the initial members of the board of directors of the Combined Company; and (iv) certain members of Serapha’s executive management team will become the management of the Combined Company. The Combined Company will be named Serapha Bio, Inc. In addition, Serapha concluded that any in-process research and development assets of Boundless Bio at the closing of the Merger would be de-minimis. Accordingly, upon the closing of the Merger, Boundless Bio is expected to have no or nominal operations for accounting purposes and the Merger is expected to be treated as the equivalent of Serapha issuing stock to acquire the net assets of Boundless Bio. As a result of the Merger, the net assets of Boundless Bio will be stated at fair value, which approximates carrying value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of Serapha. The direct and incremental costs related to the transaction will be treated as a reduction of the net proceeds received within additional paid-in-capital. See the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, Boundless Bio stockholders are not entitled to appraisal rights in connection with the Merger. Serapha stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. However, in order to perfect appraisal rights under Section 262 of the DGCL, a stockholder must not have consented to the Merger in writing, and so, accordingly, Serapha stockholders who execute and deliver the Serapha Stockholder Written Consents adopting and approving the Merger Agreement and the Contemplated Transactions will be deemed to have waived, and will not be entitled to exercise, appraisal rights under Section 262 with respect to their shares.

The discussion below is not a complete summary regarding Serapha’s stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex F in this proxy statement/prospectus. Stockholders intending to exercise appraisal rights should carefully review Annex F. Failure to follow precisely any of the statutory procedures set forth in Annex F may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Serapha stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a Merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such Merger or the surviving corporation, within ten days after the effective date of such Merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such Merger, the effective date of such Merger and that appraisal rights are available.

If the Merger is completed, within ten days after the effective date of the Merger, Serapha will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Serapha Capital Stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Serapha within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Serapha of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Serapha Capital Stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to c/o Serapha Bio, Inc., 40 10th Avenue, Floor 7, New York, NY 10014, and should be executed by, or on behalf of, the record holder of shares of Serapha Capital Stock.

ALL DEMANDS MUST BE RECEIVED BY SERAPHA WITHIN 20 DAYS AFTER THE DATE SERAPHA MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the Merger Consideration for your shares of Serapha Capital Stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Serapha Capital Stock.

To be effective, a demand for appraisal by a holder of shares of Serapha Capital Stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Serapha. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

If you hold your shares of Serapha Capital Stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Serapha. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the Merger consideration for your shares of Serapha Capital Stock.

Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Serapha, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the Merger consideration for shares of his or her Serapha Capital Stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Boundless Bio, Serapha, or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Boundless Bio and Merger Sub, on the one hand, and Serapha, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Boundless Bio and Serapha do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Boundless Bio or Serapha, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Boundless Bio, Merger Sub and Serapha and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Closing, Merger Sub, a wholly owned subsidiary of Boundless Bio, will merge with and into Serapha, with Serapha surviving the Merger as a wholly owned subsidiary of Boundless Bio.

Completion and Effectiveness of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by Serapha stockholders and the approval by Boundless Bio stockholders of the Boundless Bio Stockholder Matters, other than those conditions that by their nature are to be satisfied at the Closing. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as specified in the Certificate of Merger with the consent of Boundless Bio and Serapha. Neither Boundless Bio nor Serapha can predict the exact timing of the consummation of the Merger.

Merger Consideration

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Serapha Capital Stock (including shares of Serapha Common Stock issued in the Serapha Pre-Closing Financing or the Series A Financing) outstanding immediately prior to the Effective Time (excluding any shares to be cancelled pursuant to the Merger Agreement), will be converted into the right to receive a number of shares of Boundless Bio Common Stock equal to the Exchange Ratio. No fractional shares of Boundless Bio Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of Boundless Bio Common Stock resulting from the conversion of shares of

Serapha Capital Stock (including shares of Serapha Common Stock issued in the Serapha Pre-Closing Financing or the Series A Financing) shall be issued as follows: (i) one share of Boundless Bio Common Stock if the aggregate amount of fractional shares of Boundless Bio Common Stock such holder of Serapha Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Boundless Bio Common Stock if the aggregate amount of fractional shares of Boundless Bio Common Stock such holder of Serapha Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

Exchange Ratio

The Exchange Ratio is calculated using a formula intended to allocate existing Boundless Bio and Serapha securityholders a percentage of the Combined Company. Based on Boundless Bio’s and Serapha’s capitalization as of October 1, 2026, the Exchange Ratio was estimated to be equal to approximately 8.6737 shares of Boundless Bio Common Stock for each share of Serapha Capital Stock. This estimate is subject to adjustment prior to the closing of the Merger for Boundless Bio Net Cash as of the Cash Determination Time (and as a result, Boundless Bio securityholders could own less, and Serapha securityholders (including, for this purpose, investors in the Serapha Pre-Closing Financing) could own more, or vice versa, of the Combined Company). Boundless Bio management currently anticipates that Boundless Bio Net Cash as of Closing will be approximately $0, after giving effect to the Boundless Bio Pre-Closing Dividend, which is expected to be approximately $44 million to $48 million.

Based on the estimates set forth above, after giving effect to the Serapha Pre-Closing Financing, and certain other assumptions, immediately following the completion of the Merger, Boundless Bio securityholders would own approximately 3.8% of the capital stock of the Combined Company post-Merger on a fully-diluted basis, and Serapha securityholders, including shares of Serapha Common Stock and Serapha Pre-Funded Warrants purchased in the Serapha Pre-Closing Financing, would own approximately 96.2% of the capital stock of the Combined Company post-Merger on a fully-diluted basis. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if Boundless Bio Net Cash as of Closing is lower than $0. Boundless Bio management currently anticipates Boundless Bio Net Cash as of Closing will be approximately $0, after giving effect to the Boundless Bio Pre-Closing Dividend, which is expected to be approximately $44 million to $48 million, and the currently estimated ownership percentages reflect this projection. Certain material payments to the executives of Boundless Bio are factored into the calculation of Boundless Bio Net Cash as deductions, including any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the Contemplated Transactions) that are due or payable to any director, officer, employee or consultant as a result of the consummation of the Contemplated Transactions or any Boundless Bio Legacy Transaction, together with any payroll taxes associated therewith. There can be no assurance that any of these assumptions will be accurate at Closing when the final Exchange Ratio is determined. For more information on the Serapha Pre-Closing Financing, please see the section titled “Agreements Related to the Merger — Securities Purchase Agreement” beginning on page 212 of this proxy statement/prospectus.

The number of shares of Serapha Capital Stock used to calculate the Exchange Ratio, and therefore the relative ownership of the Combined Company, includes shares of Serapha Series A-1 Preferred Stock issuable upon exercise of the YolTech Warrant. The YolTech Warrant was issued to YolTech on June 12, 2026 in connection with the YolTech License Agreement and entitles YolTech to acquire a number of shares of Serapha Series A-1 Preferred Stock representing approximately 19.9% of Serapha’s fully-diluted capitalization measured immediately following the Series A Financing, subject to anti-dilution adjustments during the anti-dilution period specified in the YolTech Warrant, including a true-up in connection with the Merger pursuant to which the number of shares issuable upon exercise of the YolTech Warrant will be adjusted such that, after giving effect to the Merger and the application of the Exchange Ratio, those shares represent 19.53% of the fully-diluted capitalization of the Combined Company. For purposes of determining the Serapha Outstanding Shares, and therefore the Exchange Ratio, the Serapha Series A-1 Preferred Stock issuable upon exercise of the YolTech

Warrant is included up to the Serapha Series A-1 Preferred Stock Initial Amount (up to 11,688,455 shares) but excludes a number of such shares equal to the Serapha Series A-1 Preferred Stock Remeasurement Maximum Amount (up to 5,888,538 shares). Like other shares of Serapha Capital Stock, the shares of Serapha Series A-1 Preferred Stock underlying the YolTech Warrant will be converted into shares of Boundless Bio Common Stock in the Merger in accordance with the Exchange Ratio, which will further dilute the ownership interests of Boundless Bio securityholders and other Serapha securityholders in the Combined Company.

The Exchange Ratio formula is the quotient obtained (rounded to four decimal places) by dividing number of Serapha Merger Shares by the Serapha Outstanding Shares, in which:

•	“Aggregate Valuation” means the sum of (i) the Serapha Valuation and (ii) the Boundless Bio Valuation.

•

“Boundless Bio Allocation Percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the Boundless Bio Valuation by (ii) the Aggregate Valuation.

•

“Boundless Bio Outstanding Shares” means, without duplication, (including, without limitation, the effects of the Nasdaq Reverse Split, if completed) the total number of shares of Boundless Bio Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis and as converted to Boundless Bio Common Stock basis and assuming, without limitation or duplication, the issuance of shares of Boundless Bio Common Stock in respect of all Boundless Bio Continuing Option, warrants or other rights or commitments to receive shares of Boundless Bio Common Stock or Boundless Bio Preferred Stock (or securities convertible or exercisable into shares of Boundless Bio Common Stock or Boundless Bio Preferred Stock, but excluding any Boundless Bio Capital Stock issuable in accordance with the Merger Agreement), whether conditional or unconditional, that are outstanding as of immediately prior to the Effective Time. Notwithstanding any of the foregoing, no Boundless Bio Cancelled Option will be included in the total number of shares of Boundless Bio Common Stock outstanding for purposes of determining the Boundless Bio Outstanding Shares.

•

“Boundless Bio Valuation” means (i) $12,500,000, minus (ii) the Boundless Bio Net Cash Deficiency (if any), plus (iii) the Boundless Bio Net Cash Surplus (if any); provided, that in no event will the Boundless Bio Valuation exceed $15,000,000. For the avoidance of doubt, the Serapha Pre-Closing Financing Proceeds will not be included in the calculation or determination of the Boundless Bio Valuation or any component thereof.

•	“Boundless Bio Net Cash Deficiency” means, if Boundless Bio Net Cash is less than $0, then the amount, if any, that $0 exceeds the Boundless Bio Net Cash, calculated as of the Cash Determination Time.

•	“Boundless Bio Net Cash Surplus” means, if Boundless Bio Net Cash is greater than $0, then the amount, if any, that the Boundless Bio Net Cash exceeds $0, calculated as of the Cash Determination Time.

•

“Post-Closing Boundless Bio Shares” means the quotient determined by dividing (i) the Boundless Bio Outstanding Shares by (ii) the Boundless Bio Allocation Percentage. The estimated Exchange Ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of      , 2026 using a stipulated value of Serapha of approximately $    million (excluding the Serapha Pre-Closing Financing) and of Boundless Bio of approximately $    million. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

•	“Serapha Allocation Percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the Serapha Valuation by (ii) the Aggregate Valuation.

•	“Serapha Equity Value” means $73,700,000.

•	“Serapha Merger Shares” means the product determined by multiplying (i) the Post-Closing Boundless Bio Shares by (ii) the Serapha Allocation Percentage.

•

“Serapha Outstanding Shares” means, without duplication, the total number of shares of Serapha Capital Stock outstanding immediately prior to the Effective Time (including any shares of Serapha Common Stock or Serapha Preferred Stock that are issued in, or issuable upon the exercise or conversion of securities issued in, the Serapha Pre-Closing Financing, Serapha Series A-1 Preferred Stock equal to the Serapha Series A-1 Preferred Stock Initial Amount or any additional Serapha Series A-1 Preferred Stock in excess of the Serapha Series A-1 Preferred Stock Remeasurement Maximum Amount), expressed on a fully diluted and as converted to Serapha Common Stock basis assuming, without limitation or duplication, the exercise and/or settlement (as applicable) of all Serapha Options, Serapha RSUs, Serapha Warrants or other rights or commitments to receive shares of Serapha Common Stock or Serapha Preferred Stock (or securities convertible or exercisable into shares of Serapha Common Stock or Serapha Preferred Stock), whether conditional or unconditional or vested or unvested, that are outstanding as of immediately prior to the Effective Time, provided that “Serapha Outstanding Shares” shall exclude a number of Serapha Series A-1 Preferred Stock issued or issuable upon the exercise of the YolTech Warrant equal to the Serapha Series A-1 Preferred Stock Remeasurement Maximum Amount.

•	“Serapha Pre-Closing Financing Proceeds” means the aggregate gross cash proceeds actually received by Serapha from the Serapha Pre-Closing Financing.

•

“Serapha Series A-1 Preferred Stock Initial Amount” means a number of shares of Serapha Series A-1 Preferred Stock underlying the YolTech Warrant equal to up to 11,688,455 shares, representing the Share Number (as defined in the YolTech Warrant) determined pursuant to the terms of the YolTech Warrant in connection with the consummation of the Series A Financing.

•

“Serapha Series A-1 Preferred Stock Remeasurement Maximum Amount” means a number of shares of Serapha Series A-1 Preferred Stock underlying the YolTech Warrant equal to up to 5,888,538 shares, representing the number of shares added to the Serapha Series A-1 Preferred Stock Initial Amount pursuant to the adjustment mechanics set forth in the YolTech Warrant in connection with the consummation of subsequent Remeasurement Events prior to the expiration of the Anti-Dilution Period (each as defined in the YolTech Warrant).

•	“Serapha Valuation” means the sum of the Serapha Equity Value plus the Serapha Pre-Closing Financing Proceeds.

Calculation of Boundless Bio Final Net Cash

Pursuant to the terms of the Merger Agreement, “Boundless Bio Net Cash” means, as of 11:59 p.m. on the business day prior to the anticipated closing date, the sum (without duplication) of the following:

(i)

Boundless Bio’s unrestricted cash and cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in Boundless Bio’s SEC filings and Boundless Bio’s balance sheet, including any proceeds actually received from a Boundless Bio Legacy Transaction; and

(ii)	all prepaid expenses, accounts, interests, other receivables and deposits (excluding any tax refunds) as set forth in Boundless Bio’s disclosure letter;

minus the sum (without duplication) of the following:

(iii)

the sum of unpaid consolidated short term and long term contractual obligations and liabilities accrued by Boundless Bio as of the Closing Date, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in Boundless Bio’s SEC filings and Boundless Bio’s balance sheet; and

(iv)

the aggregate amount (without duplication) of all fees and expenses incurred by Boundless Bio prior to the Effective Time in connection with the negotiation, execution and delivery of the Merger Agreement and the Contemplated Transactions or any Boundless Bio Legacy Transaction, including:

•

any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of Boundless Bio in connection with the Contemplated Transactions or any Boundless Bio Legacy Transaction;

•	50% of the fees paid to the SEC in connection with filing this registration statement and any amendments and supplements thereto, with the SEC;

•	50% of the fees and expenses in connection with the printing, mailing and distribution of this proxy statement and any amendments and supplements thereto;

•

any bonus, retention payments, severance, change in control payments or similar payment obligations (including payments with “single trigger” provisions triggered at and as of the consummation of the Contemplated Transactions) that are due or payable to any director, officer, employee or consultant as a result of the consummation of the Contemplated Transactions or any Boundless Bio Legacy Transaction, together with any payroll taxes associated therewith;

•	the costs associated with obtaining the D&O tail policy pursuant to the Merger Agreement;

•	the Boundless Bio Pre-Closing Dividend (to the extent declared and unpaid) and all costs and expenses associated therewith;

(v)	all remaining rent payments and fees and expenses associated with terminating Boundless Bio’s real estate leases;

(vi)	any accrued and unpaid taxes of Boundless Bio and its subsidiaries for tax periods (or portions thereof) ending on or before the Closing Date, in accordance with the Merger Agreement;

(vii)

all costs and expenses relating to the winding down of Boundless Bio’s legacy business, including the sale, license or other disposition of any or all of Boundless Bio’s legacy business to the extent unpaid as of the Closing (including, without limitation, the out of pocket expense to be incurred by Boundless Bio as a result of the continued maintenance of employee plans, if any), in accordance with the Merger Agreement;

(viii)	the Boundless Bio Pre-Closing Dividend amount, to the extent not declared and paid prior to delivery of the Boundless Bio net cash schedule and without double-counting;

plus:

(ix)

$500,000 for each month, or portion thereof, after November 22, 2026 by which Closing is delayed primarily as a result of Serapha’s failure to provide the required Form S-4 information, which amount will begin accruing on November 23, 2026.

No later than seven business days prior to the earlier of (i) the anticipated date for the Boundless Bio Special Meeting or (ii) the intended declaration of the Boundless Bio Pre-Closing Dividend, in each case as mutually agreed in good faith by Boundless Bio and Serapha, Boundless Bio will deliver to Serapha a net cash schedule setting forth, in reasonable detail, Boundless Bio’s good faith estimated calculation the components of the Boundless Bio Net Cash as of 11:59 p.m. on the business day prior to the anticipated closing date (referred to herein as the “Determination Time”), prepared and certified, via certificate in the form reasonably acceptable to Serapha, by Boundless Bio’s chief financial officer (or if there is no chief financial officer, the principal financial and accounting officer), as the case may be, and, if requested, the relevant work papers and back-up materials used or useful in preparing the net cash schedule. No later than three business days after delivery of such net cash schedule (the last day of such period referred to as the response date), Serapha will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to Boundless Bio (referred to herein as a “dispute notice”). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to the Boundless Bio Net Cash calculation.

If Serapha disputes the net cash schedule, the parties will attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Boundless Bio Net Cash. If the parties are unable to negotiate an agreed-upon determination of the disputed items or component thereof within three days after the delivery of the dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing jointly selected by Boundless Bio and Serapha. The determination of the amount of Boundless Bio Net Cash made by such auditor will be final and binding on Boundless Bio and Serapha.

Boundless Bio Net Cash balance is subject to numerous factors, some of which are outside of Boundless Bio’s control. The actual amount of Boundless Bio Net Cash will depend significantly on the timing of the Closing. In addition, the Closing could be delayed if Boundless Bio and Serapha are not able to agree upon the amount of Boundless Bio Net Cash as of the Determination Time.

Treatment of Serapha Options

Under the terms of the Merger Agreement, Boundless Bio will assume the Serapha Equity Incentive Plan and each Serapha Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed and converted into an option to purchase shares of Boundless Bio Common Stock.

Accordingly, from and after the Effective Time: (i) each outstanding Serapha Option assumed by Boundless Bio may be exercised solely for shares of Boundless Bio Common Stock; (ii) the number of shares of Boundless Bio Common Stock subject to each outstanding Serapha Option assumed by Boundless Bio will be determined by multiplying (A) the number of shares of Serapha Common Stock that were subject to such Serapha Option assumed by Boundless Bio, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Boundless Bio Common Stock; and (iii) the per share exercise price of each Serapha Option assumed by Boundless Bio will be determined by dividing (A) the per share exercise price of such Serapha Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Serapha Option assumed by Boundless Bio will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Serapha Option will otherwise remain unchanged.

Each Serapha Option shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Boundless Bio Common Stock subsequent to the Effective Time. In addition, the Combined Company’s compensation committee will succeed to the authority and responsibility of the Serapha Board of Directors as administrator of the Serapha Equity Incentive Plan.

Treatment of Serapha RSUs

Under the terms of the Merger Agreement, Boundless Bio will assume the Serapha Equity Incentive Plan and each Serapha RSU that is outstanding immediately prior to the Effective Time, whether or not vested, will be assumed and converted into a restricted stock unit award covering shares of Boundless Bio Common Stock.

Accordingly, from and after the Effective Time: (i) each outstanding Serapha RSU assumed by Boundless Bio may be settled solely for shares of Boundless Bio Common Stock; and (ii) the number of shares of Boundless

Bio Common Stock subject to each outstanding Serapha RSU assumed by Boundless Bio will be determined by multiplying (A) the number of shares of Serapha Common Stock that were subject to such Serapha RSU assumed by Boundless Bio, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Boundless Bio Common Stock. Each Serapha RSU assumed by Boundless Bio will otherwise continue in full force and effect and the term, vesting schedule, acceleration rights and other terms and conditions of such Serapha RSU will otherwise remain unchanged.

Each Serapha RSU shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Boundless Bio Common Stock subsequent to the Effective Time. In addition, the Combined Company’s compensation committee will succeed to the authority and responsibility of the Serapha Board of Directors as administrator of the Serapha Equity Incentive Plan.

Treatment of Serapha Warrants and Serapha Pre-Funded Warrants

Under the terms of the Merger Agreement, at the Effective Time, each Serapha Warrant (including any Serapha Pre-Funded Warrants issued pursuant to the Serapha Pre-Closing Financing), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time, will be converted into an Assumed Warrant.

Accordingly, from and after the Effective Time: (i) each Assumed Warrant may be exercised solely for shares of Boundless Bio Common Stock; (ii) the number of shares of Boundless Bio Common Stock subject to each outstanding Assumed Warrant will be determined by multiplying (A) the number of shares of Serapha Common Stock subject to each Assumed Warrant immediately prior to the Effective Time (determined on an as-converted basis for any Serapha Warrant representing the right to acquire Serapha Preferred Stock), by (B) the Exchange Ratio (rounded up to the next whole share of Boundless Bio Common Stock to the extent the aggregate amount of fractional shares of Boundless Bio Common Stock such holder would otherwise be entitled to is equal to or exceeds 0.50, and otherwise rounded down); and (iii) such Assumed Warrant will have an exercise price per share (rounded up to the nearest whole cent) equal to dividing (A) the exercise price per share of Serapha Common Stock otherwise purchasable pursuant to such Assumed Warrant immediately prior to the Effective Time, by (B) the Exchange Ratio. Each Assumed Warrant will otherwise continue in full force and effect and on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon events) as were applicable under such Assumed Warrant as of immediately prior to the Effective Time.

To the extent provided under the terms of an Assumed Warrant in accordance with the terms of the Merger Agreement, such Assumed Warrant shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Boundless Bio Common Stock subsequent to the Effective Time. In addition, the Boundless Bio Board of Directors or a committee thereof will succeed to the authority and responsibility of the Serapha Board of Directors or any committee thereof with respect to each Assumed Warrant in accordance with the terms of the Merger Agreement.

Treatment of Boundless Bio Common Stock and Boundless Bio Options

Except as contemplated by the proposed increase in the number of authorized shares of Boundless Bio Common Stock described in Proposal No. 3 of this proxy statement/prospectus and the Nasdaq Reverse Split described in Proposal No. 2 of this proxy statement/prospectus, Boundless Bio Common Stock will remain unaffected by the Merger.

Concurrently with the signing of the Merger Agreement, all outstanding Boundless Bio Options previously granted to Boundless Bio’s employees, executive officers, directors, and consultants under the Boundless Bio 2024 Plan and Boundless Bio 2018 Plan became fully vested and exercisable immediately. In addition, the exercise period of all outstanding Boundless Bio Options was extended to provide that such Boundless Bio Options will remain exercisable until the latest to occur of (i) March 31, 2027 (unless the Closing Date occurs prior to such date, in which case the exercise period will expire on the date that is three months following the Closing Date) or (ii) such later date provided in the applicable option agreement evidencing such Boundless Bio Options. With respect to any outstanding Boundless Bio Options that were repriced by Boundless Bio effective August 19, 2024, the premium end date of the Boundless Bio Options was accelerated to the date of the signing of the Merger Agreement.

Under the terms of the Merger Agreement, (i) each Boundless Bio Cancelled Option outstanding immediately prior to the Effective Time will be cancelled for no consideration, and (ii) each Boundless Bio Continuing Option at and following the Effective Time will remain outstanding and exercisable in accordance with its terms as in effect as of immediately prior to the Effective Time (taking into account any equitable adjustment made to each Continuing Option to reflect the Boundless Bio Pre-Closing Dividend).

Procedures for Exchanging Serapha Stock Certificates

On or prior to the Closing Date, Boundless Bio and Serapha will jointly select an exchange agent and, at the Effective Time, Boundless Bio will deposit with the exchange agent evidence of book-entry shares representing the shares of Boundless Bio Capital Stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Serapha Capital Stock (including shares of Serapha Capital Stock issued in the Serapha Pre-Closing Financing or the Series A Financing) (excluding any shares to be cancelled pursuant to the Merger Agreement).

Promptly after the Effective Time, Boundless Bio and Serapha will cause the exchange agent to mail to each record holder of Serapha Capital Stock (including shares of Serapha Capital Stock issued in the Serapha Pre-Closing Financing or the Series A Financing) (excluding any shares to be cancelled pursuant to the Merger Agreement) (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates and identifying the record holder’s book-entry shares in exchange for the Merger Consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions, the surrender of the record holder’s stock certificates and identification of book-entry shares, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares (unless a physical certificate is requested) representing the number of whole shares of Boundless Bio Capital Stock issuable to such holder pursuant to the Merger Agreement and any dividends or other distributions payable pursuant to the Merger Agreement. The surrendered certificates representing shares of Serapha Capital Stock will be canceled.

After the Effective Time, each certificate or book-entry share representing Serapha Capital Stock that has not been surrendered will represent only the right to receive the Merger Consideration payable in respect thereof pursuant to the Merger Agreement.

HOLDERS OF SERAPHA CAPITAL STOCK SHOULD NOT SEND IN THEIR SERAPHA STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF SERAPHA STOCK CERTIFICATES.

Directors and Officers of Boundless Bio Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of Boundless Bio who are not to continue as officers or directors of Boundless Bio will resign effective as of the Closing and the Boundless Bio Board of Directors will thereafter consist of a total of    new directors. Serapha has designated    to serve as members of the Boundless Bio Board of Directors.

Upon the Closing, Kenneth Mills will serve as Chief Executive Officer and Daphne Karydas will serve as President and Chief Financial Officer of the Combined Company.

Amendment of the Boundless Bio Charter

Boundless Bio has agreed to amend the Boundless Bio Charter to (i) change the name of Boundless Bio to a name designated by Serapha at least five days prior to the Effective Time, (ii) effect the Nasdaq Reverse Split (to the extent applicable and necessary), (iii) increase the number of shares of Boundless Bio Capital Stock as described in the Authorized Share Increase Proposal, and (iv) make such other changes as are mutually agreeable to Boundless Bio and Serapha.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Boundless Bio and Merger Sub, on one hand, and Serapha, on the other hand, for a transaction of this type relating to, among other things:

•	corporate organization and power, subsidiaries and similar corporate matters;

•	organizational documents;

•	authority to enter into the Merger Agreement and the related agreements;

•	votes required for completion of the Merger and approval of the proposals that will come before the Boundless Bio Special Meeting and that will be the subject of the Serapha stockholder approval;

•

except as otherwise specifically disclosed in the Merger Agreement, the fact that the consummation of the Merger would not contravene the organizational documents, certain laws, governmental authorizations or certain contracts of the parties, or result in any encumbrances on the parties’ assets or require the consent of any third party;

•	capitalization;

•	financial statements and, with respect to Boundless Bio, documents filed with the SEC and the accuracy of information contained in those documents;

•	material changes or events;

•	liabilities;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	material contracts, including the validity of material contracts to which the parties or their subsidiaries are a party and any default of such contracts;

•	regulatory compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	fees owed to financial advisors and similar fees;

•	certain transactions or relationships with affiliates;

•	privacy and data security;

•	certain payments and use of corporate funds;

•	trade control laws;

•	with respect to Serapha, ownership of Boundless Bio Capital Stock;

•	with respect to Boundless Bio, the valid issuance in the Merger of Boundless Bio Common Stock; and

•	Serapha Pre-Closing Financing matters.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger. The accuracy of the representations and warranties of each of Boundless Bio and Serapha form the basis of certain of the conditions to the obligations of Boundless Bio and Serapha to complete the Merger, subject to materiality thresholds.

Covenants; Conduct of Business Pending the Merger

Boundless Bio has agreed that, except as contemplated or permitted by the Merger Agreement, as required by law, or unless Serapha has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, Boundless Bio will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct their business and operations in the ordinary course consistent with past practices and in material compliance with all applicable laws, regulations and certain material contracts and continue to pay material outstanding accounts payable and other material current liabilities (including payroll) when due and payable. Boundless Bio has also agreed that, subject to certain limited exceptions and except as contemplated or permitted by the Merger Agreement, as required by law, or unless Serapha has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, it will not, and will not cause or permit any of its subsidiaries to:

•

declare, accrue, set aside or pay any dividend (other than the Boundless Bio Pre-Closing Dividend) or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Boundless Bio Common Stock from terminated employees, directors or consultants of Boundless Bio);

•

except as required to give effect to anything in contemplation of the Closing, amend any of its organization documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any capital stock or other security (except for Boundless Bio Common Stock issued upon the valid exercise of outstanding Boundless Bio Options), any option, warrant or right to acquire any capital stock or any other security or any instrument convertible into or exchangeable for any capital stock or other security;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•	lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $25,000;

•

adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreement, plan or arrangement to be amended other than as required by law or in order to make amendments for purposes of Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire any officer, employee or consultant;

•	acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties;

•

sell, assign, transfer, abandon, allow to lapse, license, sublicense or otherwise dispose of any intellectual property rights of Boundless Bio (other than pursuant to non-exclusive licenses in the ordinary course of business, pursuant to patent prosecution in the ordinary course of business or pursuant to the consummation of any Boundless Bio Legacy Transaction);

•

make, change or revoke any material tax election; file any amended income or other material tax return; adopt or change any material accounting method in respect of taxes or tax accounting period; enter into any material tax closing agreement or settle or compromise any material tax claim or assessment; consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment; surrender any material claim for refund; or initiate or enter into any voluntary disclosure or similar agreement with, request any ruling from, or otherwise voluntarily disclose information to, any governmental authority with respect to any material taxes;

•

waive, settle or compromise any pending or threatened legal proceeding against Boundless Bio or any of its subsidiaries, other than waivers, settlements or agreements for an amount not in excess of $1,000,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof); that do not impose any material restrictions on the operations or businesses of Boundless Bio or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Boundless Bio or any of its subsidiaries; and that do not cause Boundless Bio Net Cash at Closing to drop below $0;

•	forgive any loans to any person, including its employees, officers, directors or affiliates;

•	terminate or modify in any material respect, or fail to exercise renewal rights to, any material insurance policy;

•

materially change pricing or royalties or other payments set or charged by Boundless Bio or any of its subsidiaries to its customers or licensees; or agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Boundless Bio or any of its subsidiaries;

•	enter into, amend in a manner adverse to Boundless Bio or terminate any Boundless Bio material contract outside of the ordinary course of business; or

•	agree, resolve or commit to do any of the foregoing.

The Merger Agreement does not give Serapha the right, directly or indirectly, to control or direct the operations of Boundless Bio prior to the Effective Time. Prior to the Effective Time, Boundless Bio will exercise, consistent with the terms and conditions of the Merger Agreement, complete unilateral control and supervision over its business operations.

Notwithstanding the foregoing restrictions, Boundless Bio is expressly permitted to engage in a Boundless Bio Legacy Transaction and is expressly permitted to declare and pay the Boundless Bio Pre-Closing Dividend, up to an amount equal in the aggregate to Boundless Bio’s reasonable, good faith approximation of the amount by which Boundless Bio Net Cash will exceed $0.

Serapha has agreed that, except as contemplated or permitted by the Merger Agreement or the Securities Purchase Agreement, as required by law, or unless Boundless Bio has provided its written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, Serapha will use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in material compliance with all applicable laws, regulations and certain contracts and continue to pay material current liabilities when due and payable. Serapha has also agreed that, subject to certain limited exceptions without the consent of Boundless Bio, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, it will not, and will not cause or permit any of its subsidiaries to:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Serapha Common Stock from terminated employees, directors or consultants of Serapha);

•

except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

•

sell, issue, grant, pledge or otherwise dispose of or encumber, or authorize any of the foregoing actions with respect to more than 25% of the shares of Serapha Capital Stock outstanding as of the date of the Merger Agreement: any capital stock or other security of Serapha (except for shares of outstanding Serapha Common Stock issued upon the valid exercise and/or settlement (as applicable) of Serapha Options or Serapha RSUs); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security of Serapha;

•	acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•	lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; or guarantee any debt securities of others;

•	sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any lien with respect to such assets or properties;

•	sell, assign, transfer, abandon, allow to lapse, license, sublicense or otherwise dispose of any material intellectual property of Serapha, other than pursuant to non-exclusive licenses;

•

waive, settle or compromise any pending or threatened legal proceeding against Serapha, other than waivers, settlements or agreements (i) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (ii) that do not impose any material restrictions on the operations or businesses of Serapha or any equitable relief on, or the admission of wrongdoing by Serapha;

•	forgive any loans to any person, including its employees, officers, directors or affiliates;

•	enter into, amend in a manner adverse to Serapha or terminate any Serapha material contract, including the YolTech License Agreement; or

•	agree, resolve or commit to do any of the foregoing.

Non-Solicitation

Each of Boundless Bio and Serapha have agreed that, except as described below, Boundless Bio and Serapha and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below) or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information with respect to it to any person (other than Serapha or Boundless Bio) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend any Acquisition Proposal, subject to the terms of the Merger Agreement;

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Transaction (as defined below); or

•	publicly propose to do any of the foregoing.

An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by Serapha, on the one hand, or Boundless Bio, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal; provided, that “Acquisition Inquiry” will not include any inquiry, indication of interest or request for information relating to any Boundless Bio Legacy Transaction.

An “Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Serapha or any of its affiliates, on the one hand, or by or on behalf of Boundless Bio or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party; provided, that “Acquisition Proposal” will not include any offer or proposal relating to any Boundless Bio Legacy Transaction.

An “Acquisition Transaction” means any transaction or series of related transactions (other than any Boundless Bio Legacy Transaction or the Serapha Pre-Closing Financing) involving:

(i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (A) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries or (B) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries, or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole.

Notwithstanding the foregoing and subject to compliance with the Merger Agreement, prior to the approval of the Boundless Bio Stockholder Matters by the Required Boundless Bio Stockholder Vote, Boundless Bio may furnish non-public information regarding Boundless Bio and its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide written Acquisition Proposal by such person, which the Boundless Bio Board of Directors determines in good faith, after consultation with Boundless Bio’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (and is not withdrawn), if:

•	such Acquisition Proposal was not obtained or made as a result of a breach of the foregoing in any material respect;

•

the Boundless Bio Board of Directors concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Boundless Bio Board of Directors’ fiduciary duties under applicable law;

•

at least 48 hours prior to initially furnishing any such nonpublic information to, or entering into discussions with, such person, Boundless Bio gives Serapha written notice of the identity of such person (unless such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such person or group that is in effect as of the date of the Merger Agreement), and of Boundless Bio’s intention to furnish nonpublic information to, or enter into discussions with, such person;

•	Boundless Bio receives from such person an executed confidentiality agreement; and

•

at least two business days prior to furnishing any such nonpublic information to such person, Boundless Bio furnishes such nonpublic information to Serapha (to the extent not previously furnished by Boundless Bio to Serapha).

Notwithstanding anything contrary to the Merger Agreement, Boundless Bio and its representatives may, in any event, contact any person to (i) seek to clarify the terms of any Acquisition Proposal made by such person to determine whether such Acquisition Proposal constitutes a Superior Offer and (ii) inform such person that has made such Acquisition Proposal of the preceding sentence.

A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (i) was not obtained or made as a direct or indirect result of a breach of the Merger Agreement, (ii) is on terms and conditions that the Boundless Bio Board of Directors or the Serapha Board of Directors, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof and any termination or break up fees and conditions to consummation), as well as any written offer by the other party to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Boundless Bio stockholders or Serapha stockholders, as applicable, than the terms of the Contemplated Transactions, (iii) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (iv) is reasonably capable of being completed on the terms proposed.

The Merger Agreement also provides that each party will promptly (and in no event later than 24 hours after such party receives any such Acquisition Proposal or Acquisition Inquiry) advise the other party in writing of the status and terms of, and keep the other party reasonably informed with respect to, any Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

Board Recommendation Change

Under the Merger Agreement, subject to certain exceptions described below, both Serapha and Boundless Bio agreed that their respective board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of such party’s board of directors in a manner adverse to the other party except for in limited circumstances described below.

At any time prior to the approval and adoption of the Merger Agreement by the Required Boundless Bio Stockholder Vote, if (i) Boundless Bio receives a bona fide written Acquisition Proposal that the Boundless Bio Board of Directors determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer, or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry,

Acquisition Transaction or the consequences thereof, or (B) the fact, in and of itself, that Boundless Bio meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, or (C) any Boundless Bio Legacy Transaction) that affects the business, assets or operations of Boundless Bio and occurs or arises after the date of the Merger Agreement (a “Boundless Bio Intervening Event”), the Boundless Bio Board of Directors may amend, withdraw, or modify its recommendation in a manner adverse to Serapha.

In the case of a change of its recommendation due to a Superior Offer, the Boundless Bio Board of Directors must first:

•

determine in good faith, based on the advice of its outside legal counsel, that the failure to make a change in its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and

•

negotiate with Serapha in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, during the required four business day notice period and provide Serapha with certain information regarding such Superior Offer.

If Serapha delivers a written offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the Boundless Bio Board of Directors must redetermine in good faith, based on the advice of its outside legal counsel, that the failure to make a change in its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement).

In the case of a change of its recommendation due to a Boundless Bio Intervening Event, the Boundless Bio Board of Directors must first promptly notify Serapha, in writing, at least four business days before making a change in its recommendation, stating the material facts and circumstances related to the applicable material development or change in circumstance and that the Boundless Bio Board of Directors intends to make a change in its recommendation.

Boundless Bio Special Meeting and Written Consent of Serapha’s Stockholders

Boundless Bio is obligated under the Merger Agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Boundless Bio Common Stock for the purpose of considering and voting to approve the Boundless Bio Stockholder Matters, as further described herein (the “Required Boundless Bio Stockholder Vote”). The Boundless Bio Special Meeting will be held as promptly as practicable after this registration statement on Form S-4 is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of this registration statement on Form S-4.

Promptly after this registration statement on Form S-4 has been declared effective, and no later than two business days thereafter, Serapha is required to obtain the approval by written consent from the holders of a majority of the outstanding shares of Serapha Capital Stock, voting together as a single class on an as-converted basis, and the holders of a majority of the outstanding shares of Serapha Series A Preferred Stock, voting as a separate class, to (i) adopt and approve the Merger Agreement and Contemplated Transactions (including the Merger), (ii) acknowledge that the approval given thereby is irrevocable and that such stockholders are aware of their rights to demand appraisal for their shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledge that by their approval of the Merger, they are not entitled to appraisal rights with respect to their shares in connection with the Merger and thereby waive any rights to receive payment of the fair value of their capital stock under the DGCL (the “Required Serapha Stockholder Vote”). Serapha stockholders who do not execute such written consents may be entitled to appraisal rights under Section 262 of the DGCL, as described in the section titled “The Merger —

Appraisal Rights and Dissenters’ Rights.” Reasonably promptly following receipt of the Required Serapha Stockholder Vote, Serapha will prepare and mail to its stockholders who did not execute such consents, a notice in accordance with the DGCL.

Regulatory Approvals

Each party agreed to use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such governmental authority. Boundless Bio and Serapha have not yet determined whether any filing under the HSR Act or any other antitrust or competition law is required in connection with the Contemplated Transactions, or whether any regulatory approval from antitrust authorities will be required to consummate the transactions.

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Boundless Bio and the Surviving Corporation will indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Boundless Bio or Serapha, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of Boundless Bio or Serapha (including in connection with the Merger Agreement, any of the Contemplated Transactions or Boundless Bio’s initial public offering of shares of Boundless Bio Common Stock), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. From and after the Effective Time, Boundless Bio and the Surviving Corporation will also fulfill Boundless Bio’s and Serapha’s indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the Effective Time, a director or officer of Boundless Bio or Serapha.

The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Boundless Bio Charter and the Boundless Bio Bylaws. The provisions of the certificate of incorporation and bylaws of Boundless Bio and the Surviving Corporation with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of any indemnified officer or director, unless such amendment, modification or repeal is required by applicable law.

From and after the Effective Time, Boundless Bio will maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Boundless Bio. In addition, Boundless Bio will secure and purchase a six-year “tail policy” on Boundless Bio’s existing directors’ and officers’ liability insurance policy with an effective date as of the Closing Date.

Boundless Bio Pre-Closing Dividend

Boundless Bio expects to pay the Boundless Bio Pre-Closing Dividend to the holders of record of outstanding shares of Boundless Bio Common Stock as of a record date prior to the Effective Time, to be determined by the Boundless Bio Board of Directors, which is intended to be implemented and performed such that Boundless Bio Net Cash, after taking into account such Boundless Bio Pre-Closing Dividend, shall be no less than $0 as of the Closing. The Boundless Bio Pre-Closing Dividend is expected to be approximately $44 to $48 million in the aggregate. The ex-dividend date in respect of such Boundless Bio Pre-Closing Dividend (i.e., the date on which shares of Boundless Bio Common Stock shall trade without the right to receive the Boundless Bio Pre-Closing Dividend) will be determined by Nasdaq. Boundless Bio stockholders of record who continue to hold their eligible shares of Boundless Bio Common Stock until market open on the ex-dividend date will be entitled to payment of the Boundless Bio Pre-Closing Dividend. If the Nasdaq Reverse Split Proposal is approved, Boundless Bio expects to (i) pay the Boundless Bio Pre-Closing Dividend and (ii) effect the Nasdaq Reverse Split following the payment of the Boundless Bio Pre-Closing Dividend and immediately prior to the Closing.

Additional Agreements

Each of Boundless Bio and Serapha has agreed to use its reasonable best efforts to take, or to cause to be taken, all actions necessary to consummate the Contemplated Transactions. In connection therewith, each party has agreed to:

•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Contemplated Transactions;

•

use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) in connection with the Contemplated Transactions or for such contract to remain in full force and effect;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.

Pursuant to the Merger Agreement, Boundless Bio and Serapha have further agreed that:

•

Boundless Bio will keep Serapha reasonably informed regarding any litigation or material developments in connection with any litigation against Boundless Bio and/or the Boundless Bio Board of Directors relating to the Merger Agreement or the Contemplated Transactions. Boundless Bio will have the right to control the defense of such litigation, but will reasonably consult with Serapha and consider in good faith any advice from Serapha and its representatives with respect to such litigation;

•

Serapha will promptly advise Boundless Bio of any initiation of or material developments in connection with any legal proceeding against Serapha and/or the Serapha Board of Directors relating to the Merger Agreement or Contemplated Transactions;

•

each party will cooperate with the other party in the defense of any such litigation, including by providing access to relevant documents and making its officers and other representatives reasonably available; and

•

Boundless Bio will use its commercially reasonable efforts to maintain its listing on Nasdaq and cause the shares of Boundless Bio Common Stock being issued in connection with the Contemplated Transactions to be approved for listing on Nasdaq at or prior to the Effective Time.

Conditions to the Completion of the Merger

Each party’s obligation to complete the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the Closing, of various conditions, which include the following:

•

there must not have been issued, and remain in effect, any order preventing the consummation of the Contemplated Transactions or any of the other transactions contemplated by the Merger Agreement by any governmental authority of competent jurisdiction, and there must not be any law, statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement in effect which has the effect of making the consummation of the Contemplated Transactions illegal;

•	Serapha will have obtained the Required Serapha Stockholder Vote;

•	Boundless Bio will have obtained the Required Boundless Bio Stockholder Vote;

•	the initial listing application for Boundless Bio Common Stock on Nasdaq will have been approved by Nasdaq;

•

the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or any proceeding seeking a stop order that has not been withdrawn;

•	any applicable regulatory waiting periods under the HSR Act will have expired or otherwise been terminated;

•

The YolTech License Agreement will be in full force and effect and will not have been modified or amended in any manner that would have a materially adverse impact on the Surviving Corporation or Boundless Bio without Boundless Bio’s prior written consent; and

•

each of the Securities Purchase Agreement and the Series A Financing Agreement will be in full force and effect and Serapha will have received, or will receive substantially contemporaneously with the Closing, aggregate gross cash proceeds of not less than the Company Pre-Closing Financing Minimum Amount specified in the Merger Agreement in connection with the consummation of the Serapha Pre-Closing Financing.

In addition, each party’s obligation to complete the Merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•	the other party’s representations and warranties being true and correct as of the Closing Date, subject to applicable materiality qualifiers;

•

the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•	the other party having delivered certain certificates and other documents required under the Merger Agreement for the Closing;

•	the lack of a material adverse effect that is continuing with respect to the other party;

•	with respect to Serapha’s obligation to complete the Merger, certain Serapha investor agreements will have been terminated (or will be terminated as of the Closing); and

•

with respect to Boundless Bio’s obligation to complete the Merger, if Boundless Bio declares the Boundless Bio Pre-Closing Dividend, then such amount will have been deposited by Boundless Bio with Boundless Bio’s transfer agent for distribution to holders of Boundless Bio Common Stock as of the record date of the Boundless Bio Pre-Closing Dividend.

Termination and Termination Fee

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the Effective Time, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

(i)	by mutual written consent of Boundless Bio and Serapha;

(ii)

by either Boundless Bio or Serapha, if the Merger has not been consummated by March 23, 2027 (the “End Date”) (subject to possible extension as provided in the Merger Agreement); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement; provided, further, that if the SEC has not declared this registration statement on Form S-4 effective by the date that is 90 days prior to the End Date, then either party may extend the End Date for an additional 90 days;

(iii)

by either Boundless Bio or Serapha, if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(iv)

by Boundless Bio, if the Required Serapha Stockholder Vote has not been obtained and evidence thereof has not been delivered to Boundless Bio within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Boundless Bio once Serapha obtains the Required Serapha Stockholder Vote;

(v)

by either Boundless Bio or Serapha, if (i) the Boundless Bio Special Meeting has been held and completed and Boundless Bio stockholders have taken a final vote on the Boundless Bio Stockholder Matters, and (ii) the Boundless Bio Stockholder Matters have not been approved at the Boundless Bio Special Meeting; provided that this right to terminate the Merger Agreement will not be available to Boundless Bio if the failure to obtain the Required Boundless Bio Stockholder Vote was caused by Boundless Bio’s action or failure to act and such action or failure to act constitutes a breach by Boundless Bio of the Merger Agreement;

(vi)	by Serapha, at any time prior to obtaining the approval of the Boundless Bio Stockholder Matters, if any of the following circumstances occur:

•

Boundless Bio fails to include in this proxy statement/prospectus the Boundless Bio Board of Directors’ recommendation that Boundless Bio stockholders vote to approve the Boundless Bio Stockholder Matters;

•

the Boundless Bio Board of Directors, or any committee thereof, makes a board recommendation change in a manner adverse to Serapha (or publicly proposes to do so), or adopts, approves or recommends any Acquisition Proposal (or publicly proposes to do so); or

•

Boundless Bio enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

(vii)	by Boundless Bio, at any time prior to obtaining the Required Serapha Stockholder Vote, if any of the following circumstances occur:

•	the Serapha Board of Directors makes a board recommendation change in a manner adverse to Boundless Bio;

•	the Serapha Board of Directors, or any committee thereof, publicly approves, endorses or recommends any Acquisition Proposal; or

•	Serapha enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal;

(viii)

by Serapha, if a Form 25 has been filed with respect to shares of Boundless Bio Common Stock by Boundless Bio or Nasdaq or any other cessation of listing of Boundless Bio Common Stock on Nasdaq; provided that this right to terminate the Merger Agreement will not be available to Serapha if such delisting event was primarily caused by Serapha’s refusal or unreasonable delay in consenting to reasonable actions by Boundless Bio to maintain the listing of Boundless Bio Common Stock on Nasdaq;

(ix)

by Serapha, if Boundless Bio or Merger Sub have breached any of their representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Boundless Bio or Merger Sub has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy; provided that Serapha is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then Serapha will not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Serapha to Boundless Bio or Merger Sub and Serapha’s intention to terminate pursuant to this paragraph and (ii) Boundless Bio and Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of such written notice (it being understood that Serapha will not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Boundless Bio or Merger Sub is cured prior to such termination becoming effective);

(x)

by Boundless Bio, if Serapha has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Serapha has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy; provided that Boundless Bio is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then Boundless Bio will not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Boundless Bio to Serapha and Boundless Bio’s intention to terminate pursuant to this paragraph and (ii) Serapha ceasing to exercise commercially reasonable efforts to cure such breach following delivery of such written notice (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Serapha is cured prior to such termination becoming effective);

(xi)

by Boundless Bio (at any time prior to obtaining the Required Boundless Bio Stockholder Vote), upon Boundless Bio entering into a definitive agreement for a Superior Offer, subject to certain conditions; or

(xii)

by Boundless Bio, if (i) closing conditions were satisfied or waived, (ii) Serapha failed to consummate the Closing on the date on which Serapha is required to consummate the Closing under the Merger Agreement, (iii) Boundless Bio has, at least two business days prior to seeking to terminate the Merger Agreement, irrevocably confirmed in a written notice to Serapha that Boundless Bio is ready, willing and able to consummate the Closing and (iv) Serapha has not consummated the Closing by the earlier of (x) the End Date and (y) the end of the second business day following delivery of Boundless Bio’s written confirmation referred to in clause (iii).

Termination Fees Payable by Boundless Bio

Boundless Bio must pay Serapha a termination fee of $1.0 million if (i) the Merger Agreement is terminated by Boundless Bio or Serapha pursuant to clause (v) above or by Serapha pursuant to clause (vi) above (and the Required Boundless Bio Stockholder Vote has not been obtained by Boundless Bio), (ii) at any time after the date of the Merger Agreement and prior to the Boundless Bio Special Meeting, an Acquisition Proposal with respect to Boundless Bio will have been publicly announced, disclosed or otherwise communicated to the Boundless Bio Board of Directors (and will not have been withdrawn), and (iii) within 12 months after the date of such termination, Boundless Bio enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

Termination Fees Payable by Serapha

Serapha must pay Boundless Bio a termination fee of $1.0 million if (i) the Merger Agreement is terminated by Boundless Bio pursuant to clause (iv) or (vii) above, or (ii) the Merger Agreement is terminated by Boundless Bio pursuant to clause (xii) above and at any time after the date of the Merger Agreement and before obtaining the Required Serapha Stockholder Vote, an Acquisition Proposal with respect to Serapha will have been publicly announced, disclosed or otherwise communicated to the Serapha Board of Directors (and will not have been withdrawn), and within 12 months after the date of such termination, Serapha enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

Serapha must reimburse Boundless Bio for up to $1.0 million of documented and reasonable expenses incurred by Boundless Bio in connection with the Contemplated Transactions if the Merger Agreement is terminated by Serapha or Boundless Bio pursuant to clause (ii) above due to the failure of the Closing to occur on or prior to the End Date, and such failure is primarily caused by Serapha’s inability to timely provide the required Form S-4 information reasonably requested by Boundless Bio for inclusion in this registration statement.

Amendment and Waiver

The Merger Agreement may be amended by the parties to the Merger Agreement by action taken or authorized by their respective boards of directors at any time, whether before or after the approval of the Merger Agreement by either party’s stockholders has been obtained; provided, that after approval of the Merger Agreement has been obtained by either party’s stockholders, no amendment may be made that pursuant to applicable law requires further approval or adoption by the stockholders of either party, without such further approval or adoption.

Any provision of the Merger Agreement may be waived by any party solely on that party’s behalf, without the consent of any other party, to the extent permitted by applicable law. No failure or delay on the part of any party with respect to the exercise of any right or power under the Merger Agreement will operate as a waiver of such right or power. Furthermore, no single or partial exercise of any such right or power will preclude any other or further exercise thereof or of any other right or power.

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the Contemplated Transactions will be paid by the party incurring such expenses, except as described above in the section titled “The Merger Agreement — Termination and Termination Fee” beginning on page 208 of this proxy statement/prospectus, and except that Boundless Bio and Serapha will share equally in any fees and expenses incurred in relation to (i) the filings with the SEC of the registration statement on Form S-4 (including any financial statements and exhibits) and any related amendments or supplements and paid to a financial printer or the SEC and (ii) the printing, mailing and distribution of the proxy statement/prospectus and any amendments and supplements.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

Decheng Capital Global Life Sciences Fund V-A, L.P., Decheng Capital Global Life Sciences Fund V-B, L.P., Decheng Capital Global Life Sciences Fund V, L.P., RA Capital Healthcare Fund, L.P., RA Capital Nexus Fund IV, L.P. and RTW Holdings X, LLC (solely in their respective capacities as Serapha stockholders) holding approximately 65% of the outstanding shares of Serapha Capital Stock, have entered into support agreements with Serapha and Boundless Bio to vote all of their shares of Serapha Capital Stock in favor of the adoption and approval of the Merger Agreement, the other Contemplated Transactions and the other actions contemplated by the Merger Agreement and against any alternative Acquisition Proposal. Certain executive officers and directors of Boundless Bio holding approximately 1.7% of the outstanding shares of Boundless Bio Capital Stock have entered into support agreements with Boundless Bio and Serapha to vote all of their shares of Boundless Bio Capital Stock in favor of approving the Contemplated Transactions, including the Boundless Bio Stockholder Matters and the other actions contemplated by the Merger Agreement and against any alternative Acquisition Proposals.

The foregoing description of the Boundless Bio Support Agreements and Serapha Support Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Boundless Bio Support Agreement and the form of Serapha Support Agreement, which are attached hereto as Annex G and H, respectively.

Lock-Up Agreements

Immediately prior to the Effective Time, Serapha’s executive officers and directors will enter into lock-up agreements, pursuant to which such parties will agree not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Boundless Bio Common Stock or any securities convertible into or exercisable or exchangeable for Boundless Bio Common Stock, currently or thereafter owned, but excluding, as applicable, shares purchased by existing Serapha stockholders in the Serapha Pre-Closing Financing (including any shares of Boundless Bio Common Stock issuable upon exercise of Assumed Warrants issued in exchange for Serapha Pre-Funded Warrants sold in the Serapha Pre-Closing Financing and the Boundless Bio Pre-Funded Warrants), until 180 days after the Effective Time.

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is attached hereto as Annex I.

Series A Financing Agreement

Concurrently with the execution and delivery of the Merger Agreement, certain institutional and accredited investors of Serapha entered into the Series A Financing Agreement, pursuant to which such investors invested in a private placement of Serapha Series A Preferred Stock for an aggregate purchase price of approximately $138 million.

The Series A Financing Agreement contains customary representations and warranties of Serapha and also contains customary representations and warranties of the purchaser parties thereto.

Securities Purchase Agreement

Concurrently with the execution and delivery of the Merger Agreement, certain institutional and accredited investors entered into the Securities Purchase Agreement with Serapha, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Serapha Common Stock or, in lieu thereof, Serapha Pre-Funded Warrants, representing an aggregate commitment of approximately $92 million in the Serapha Pre-Closing Financing. Under the Securities Purchase Agreement, the number of shares of Serapha Common Stock or Serapha Pre-Funded Warrants, as applicable, shall be determined at a purchase price per share or pre-funded warrant equal to (i) a valuation for Serapha equal to approximately $303.7 million (which represents the sum of the Serapha Equity Value of approximately $73.7 million and approximately $230 million of aggregate cash proceeds of the Serapha Pre-Closing Financing), (ii) divided by the number of fully diluted shares of Serapha Common Stock outstanding immediately prior to the Effective Time (including the securities being issued under the Securities Purchase Agreement).

The Serapha Pre-Funded Warrants will have an exercise price per share equal to $0.00001 (as adjusted from time to time as provided in the form of pre-funded warrant) and may be exercised at any time and from time to time after the original issue date. The Serapha Pre-Funded Warrants do not expire. The foregoing description of the form of pre-funded warrant does not purport to be complete and is qualified in its entirety by the full text of the form of pre-funded warrant, which is filed as Exhibit 4.4 to the registration statement of which this proxy statement/prospectus forms a part.

The shares of Serapha Common Stock and Serapha Pre-Funded Warrants that are issued in the Serapha Pre-Closing Financing will be or will have the right to be, respectively, converted into shares of Boundless Bio Common Stock in the Merger. Accordingly, by approving Proposal No. 1 relating to the Merger, Boundless Bio stockholders will also be approving the issuance of shares of Boundless Bio Common Stock to be issued in exchange for all shares of Serapha Common Stock and upon exercise of Serapha Pre-Funded Warrants that are sold in the Serapha Pre-Closing Financing.

The Securities Purchase Agreement contains customary representations and warranties of Serapha and also contains customary representations and warranties of the purchaser parties thereto.

Each purchaser’s obligation to purchase shares of Serapha Common Stock and/or Serapha Pre-Funded Warrants from Serapha pursuant to the Securities Purchase Agreement is subject to the satisfaction or waiver of certain conditions, including:

•

Serapha’s representations and warranties in the Securities Purchase Agreement being true and correct in all respects as of the effective date of the Securities Purchase Agreement and true and correct in all material respects as of the closing date for the Serapha Pre-Closing Financing, subject to certain exceptions;

•	Serapha having performed and complied in all material respects with the obligations and conditions required to be performed or complied with by it;

•	no regulation, order, judgment, injunction, decree or other restriction of a governmental authority having been issued prohibiting the consummation of the Serapha Pre-Closing Financing;

•

all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the securities under the Securities Purchase Agreement having been obtained and in full force and effect;

•	no material adverse effect has occurred that is continuing, since the date of the Securities Purchase Agreement;

•	compliance with applicable federal, state and local laws regarding employment;

•	absence of breaches, outages, or unauthorized uses of or accesses to Serapha’s information technology assets that would require notification under applicable laws;

•	Serapha having furnished all required materials to the transfer agent to reflect issuance of the shares at closing of the Serapha Pre-Closing Financing;

•	an opinion from Serapha’s counsel, dated as of closing of the Serapha Pre Closing Financing;

•	the issuance of a compliance certificate by an authorized officer of Serapha;

•	the issuance of a secretary’s certificate by the secretary of Serapha;

•	Serapha having delivered the registration rights agreement required by the Securities Purchase Agreement;

•

this registration statement on Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of this registration statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC;

•	the Nasdaq Listing Application shall have been approved by Nasdaq; and

•

the satisfaction or waiver of all conditions to the Closing set forth in the Merger Agreement (other than the condition regarding the Serapha Pre-Closing Financing and other than those conditions which, by their nature, are to be satisfied at the Closing of the transactions contemplated by the Merger) and the Closing being set to occur substantially concurrently with the closing of the Serapha Pre-Closing Financing.

Serapha’s obligation to sell shares of Serapha Common Stock or Serapha Pre-Funded Warrants, as applicable, to each purchaser pursuant to the Securities Purchase Agreement is subject to the satisfaction or waiver of certain conditions, including:

•	the representations and warranties made by the purchasers being true and correct as of the closing date of the Serapha Pre-Closing Financing, subject to certain exceptions;

•	each purchaser having performed and complied with all obligations and conditions required to be performed or complied with by each purchaser;

•	no injunction having been issued prohibiting the consummation of the Serapha Pre-Closing Financing;

•	each investor having delivered the registration rights agreement required by the Securities Purchase Agreement; and

•	Serapha having received payment in full from each investor as required by the Securities Purchase Agreement, subject to certain exceptions.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Securities Purchase Agreement, which is attached hereto as Annex J.

Registration Rights Agreement

The Securities Purchase Agreement contemplates Serapha and the investors participating in the Serapha Pre-Closing Financing entering into the Registration Rights Agreement at the closing of the Serapha Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of shares of Boundless Bio Common Stock issued in exchange for shares of Serapha Common Stock sold in the Serapha Pre-Closing Financing or Assumed Warrants issued upon conversion of the Serapha Pre-Funded Warrants sold in the Serapha Pre-Closing Financing.

Pursuant to the Registration Rights Agreement, the Combined Company will agree to prepare and file a resale registration statement covering the resale of the Boundless Bio Common Stock within 45 calendar days of the closing of the Serapha Pre-Closing Financing pursuant to Rule 415 and to use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the earlier of the date that all registrable securities covered by such registration statement (i) have been sold thereunder or pursuant to Rule 144 of the Securities Act (“Rule 144”), (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Combined Company to be in compliance with the current public information requirement under Rule 144, (iii) have been exchanged for unrestricted shares of Boundless Bio Common Stock under an effective registration statement on Form S-4, if available, or if unavailable, another appropriate form filed with the SEC, subject to certain exceptions, and (iv) five years after the date of the Registration Rights Agreement.

The Registration Rights Agreement also provides that the Combined Company will pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities. The form of Registration Rights Agreement is filed as Exhibit 4.5 to this registration statement on Form S-4 of which this proxy statement/prospectus is a part, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

YolTech License Agreement

On June 12, 2026, Serapha entered into an exclusive sub-licensable, royalty-bearing license agreement (the “YolTech License Agreement”) with Shanghai Yaotang Biotechnology Co., Ltd. (also known as YolTech Therapeutics Co., Ltd.) (“YolTech”), under which Serapha obtained worldwide rights, excluding Greater China, to develop, manufacture and commercialize SERP-01 and other SERPINA1-directed product candidates. The license covers YolTech’s patents and know-how that are necessary or reasonably useful for these activities. YolTech retains the rights in Greater China and continues to conduct the ongoing IIT being conducted as a collaboration between clinical sites in China and Germany.

Under the YolTech License Agreement, Serapha paid YolTech a non-refundable upfront payment of $85.0 million and issued YolTech a warrant to purchase shares of non-voting Serapha Series A-1 Preferred Stock representing a minority 19.9% of Serapha’s fully-diluted capitalization immediately following the Series A Financing, subject to anti-dilution adjustments during the anti-dilution period specified in the YolTech Warrant, including a true-up in connection with the Merger pursuant to which the number of shares issuable upon exercise of the YolTech Warrant will be adjusted such that, after giving effect to the Merger and the application of the Exchange Ratio, those shares represent 19.53% of the fully-diluted capitalization of the Combined Company. YolTech is also eligible to receive up to approximately $167.0 million in certain development and regulatory milestone payments and up to approximately $1.88 billion in sales-based milestone payments, as well as tiered royalties of a percentage ranging from mid-single digit to low-teens on annual net sales of SERP-01 in the licensed territory. The royalty rates are subject to customary reductions, in each case subject to an aggregate floor. Royalties are payable on a product-by-product and country-by-country basis until the latest of the expiration of the last licensed patent covering the composition of matter, method of use or method of making of such applicable product in the applicable country, the tenth anniversary of the first commercial sale of the product in that country, and the expiration of applicable regulatory exclusivity.

The YolTech License Agreement also provides that, before the first Phase 3 topline data readout, Serapha must pay to YolTech a specified portion of certain proceeds from qualifying sublicensing transactions or a change of control (excluding financings, the Merger and similar transactions). During the term, each party is restricted from developing competing SERPINA1-directed gene therapies, subject to customary acquisition-related exceptions. Serapha may terminate the agreement for convenience on prior notice, and each party may terminate for the other’s uncured material breach or insolvency; YolTech may also terminate in specified circumstances, including if Serapha challenges the licensed patents or does not conduct development or commercialization activities for an extended period. Upon expiration of the royalty term, Serapha’s licenses become fully paid-up, perpetual and royalty-free.

The foregoing description of the YolTech License Agreement does not purport to be complete and is qualified in its entirety by the full text of the YolTech License Agreement, a copy of which is filed as Exhibit 10.5 to the registration statement of which this proxy statement/prospectus forms a part.

BOUNDLESS BIO EXECUTIVE COMPENSATION

Boundless Bio’s named executive officers (“NEOs”) for 2025, which consist of the individual who served as Boundless Bio’s principal executive officer during 2025 and its next two most highly compensated executive officers who were serving as executive officers as of December 31, 2025, are:

•	Zachary D. Hornby, former Chief Executive Officer, President, and Director;

•	Robert Doebele, M.D., Ph.D., former Chief Medical Officer; and

•	Christian Hassig, Ph.D., former Chief Scientific Officer.

Summary Compensation Table

The primary elements of compensation for Boundless Bio’s NEOs are base salary, annual performance bonuses, and equity awards. Boundless Bio’s NEOs also participate in employee benefit plans and programs that it offers to its other employees, as described below. The following table presents summary information regarding the compensation that was awarded to, earned by, or paid to Boundless Bio’s NEOs for services rendered during the years ended December 31, 2025 and 2024.

Name and principal position	Year	Salary ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total ($)
Zachary D. Hornby(4)	2025	638,000	628,350	333,355	3,500	1,603,205
Former President, Chief Executive Officer, and Director	2024	594,558	5,175,279	281,586	3,450	6,054,873
Robert Doebele, M.D., Ph.D.(5) Former Chief Medical Officer	2025	458,508	333,000	183,333	3,500	978,341
Christian Hassig, Ph.D.(6)	2025	478,300	202,350	191,200	3,500	875,350
Former Chief Scientific Officer	2024	453,118	1,541,030	158,276	3,450	2,155,874

(1)

With respect to the option awards in 2025, the amounts disclosed represent the aggregate grant date fair value of the options granted in 2025 as calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC 718”). With respect to the option awards in 2024, the amounts disclosed represent the aggregate grant date fair value of the options granted in 2024 as calculated in accordance with ASC 718 and also include the following incremental fair value associated with the modification of the exercise prices of Boundless Bio’s NEOs’ options in connection with its option repricing in August 2024, also calculated in accordance with ASC 718: $235,666 for Mr. Hornby and $70,290 for Dr. Hassig. All options are also subject to vesting acceleration under certain circumstances as more fully described in the section titled “Severance and Change in Control Severance Plan.” The amounts in this column do not correspond to the actual value that may be recognized by the NEOs upon vesting of the applicable awards. For a discussion of the assumptions used in calculating the grant date fair value of the awards and the incremental fair value reported in this column, see Notes 2 and 10 to the financial statements included in Boundless Bio’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 9, 2026.

(2)	The amounts reported represent annual performance cash bonuses earned with respect to the applicable year.
(3)	The amounts reported represent matching contributions earned by the NEOs under Boundless Bio’s 401(k) plan ($3,500 for 2025 and $3,450 for 2024).
(4)	Mr. Hornby ceased his role as President, Chief Executive Officer and as a member of the Boundless Bio Board of Directors effective July 1, 2026.
(5)	Dr. Doebele commenced employment with Boundless Bio on February 3, 2025. Dr. Doebele ceased his role as Chief Medical Officer effective July 1, 2026.
(6)	Dr. Hassig ceased his role as Chief Scientific Officer effective July 1, 2026.

Annual Base Salary

Boundless Bio pays its NEOs a base salary to compensate them for their performance of services rendered to Boundless Bio. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Base salaries for Boundless Bio’s NEOs have generally been set at levels deemed necessary to attract and retain individuals with superior talent. Boundless Bio expects that base salaries for its NEOs will be reviewed periodically by its Compensation Committee, with adjustments expected to be made generally in accordance with the considerations described above and to maintain base salaries at competitive levels.

The annual base salaries for Boundless Bio’s NEOs for 2025 were established in early 2025 by its Compensation Committee in connection with its standard annual review.

Effective January 1, 2025, Boundless Bio’s NEOs’ annual base salaries were increased as follows: Mr. Hornby, from $620,000 to $638,000, and Dr. Hassig, from $460,000 to $478,000. Dr. Doebele’s annual base salary for 2025 was $500,000 and was established in connection with his commencement of employment with Boundless Bio in February 2025.

Non-Equity Incentive Plan Compensation

In addition to base salaries, Boundless Bio’s NEOs are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to its executives to achieve annual corporate goals and to reward its executives for individual achievement towards these goals. The annual performance-based bonus each NEO is eligible to receive is based on the extent to which Boundless Bio achieves the corporate goals that the Boundless Bio Board of Directors establishes each year. At the end of the year, the Boundless Bio Board of Directors reviews Boundless Bio’s performance against each corporate goal and determines the extent to which Boundless Bio achieved each of its corporate goals.

For 2025, Mr. Hornby was eligible to receive a target annual bonus equal to 55% of his annual base salary, and Boundless Bio’s other NEOs were eligible to receive target annual bonuses equal to 40% of their respective annual base salaries. Dr. Doebele’s annual bonus was prorated based on his partial year of employment with Boundless Bio.

The corporate goals the Boundless Bio Board of Directors established for 2025 related to product development and pipeline goals, as well as corporate development and operational goals. Bonuses are usually determined and paid in the first quarter of the following year. Based on Boundless Bio’s performance against the approved company objectives, Boundless Bio’s Compensation Committee determined to fund the 2025 bonus plan at 100% of the target level for each of its NEOs other than Mr. Hornby and at 95% of the target level for Mr. Hornby.

Actual amounts paid to each NEO for 2025 performance are set forth in the “Non-equity incentive plan compensation” column of the “Summary Compensation Table” above.

Equity-Based Incentive Awards

Boundless Bio’s equity-based incentive awards are designed to align its interests and the interests of its stockholders with those of its employees and consultants, including its NEOs. The Boundless Bio Board of Directors and Compensation Committee are responsible for approving equity grants. Boundless Bio typically grants equity awards to new hires upon their commencing employment with Boundless Bio. Generally, Boundless Bio’s equity awards vest over four years, subject to the employee’s continued employment with Boundless Bio on each vesting date. Option awards are eligible for accelerated vesting on the terms provided in the “Severance and Change in Control Severance Plan.”

Boundless Bio granted its NEOs stock options during 2025 as part of their total compensation packages.

In January 2025, Boundless Bio granted Mr. Hornby and Dr. Hassig options to purchase 295,000 and 95,000 shares of Boundless Bio Common Stock, respectively, under the Boundless Bio 2024 Plan. The options were granted with an exercise price of $2.57 per share and vest over a period of four years in equal monthly installments beginning on the first monthly anniversary of the vesting commencement date, subject to the NEO’s continuous service with Boundless Bio as of each vesting date.

In February 2025, in connection with his commencement of employment with Boundless Bio, it granted Dr. Doebele options to purchase 180,000 shares of Boundless Bio Common Stock under the Boundless Bio 2024 Plan. The options were granted with an exercise price of $2.23 per share and vest over a period of four years, with 25% of the options vesting on the first anniversary of Dr. Doebele’s commencement of employment with Boundless Bio, and the remaining options vesting in equal monthly installments thereafter, subject to his continuous service with Boundless Bio as of each vesting date.

Health and Welfare Benefits; Perquisites

All of Boundless Bio’s current NEOs are eligible to participate in its employee benefit plans, including its medical, dental, vision, disability, and life insurance plans, in each case on the same basis as all of its other employees. Boundless Bio generally does not provide perquisites or personal benefits to its NEOs, except in limited circumstances. The Boundless Bio Board of Directors may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in Boundless Bio’s best interests.

401(k) Plan

Boundless Bio’s NEOs are eligible to participate in a defined contribution retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. The 401(k) plan provides for discretionary matching and profit-sharing contributions. In 2025, Boundless Bio provided matching contributions equal to 25% of the first 4% of eligible contributions deferred by its employees, not to exceed 1% of an employee’s eligible compensation. The Boundless Bio Board of Directors may elect to adopt qualified or nonqualified retirement plans in the future, if it determines that doing so is in its best interests.

Nonqualified Deferred Compensation

Boundless Bio does not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans. The Boundless Bio Board of Directors may elect to provide its officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in its best interests.

Clawback Policy

Boundless Bio has adopted a Policy for Recovery of Erroneously Awarded Compensation (also known as a clawback policy) that is compliant with the Nasdaq listing rules, as required by the Dodd-Frank Act, and can be accessed in Boundless Bio’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 9, 2026.

Equity Award Grant Practices

Boundless Bio has had no program, plan, or practice pertaining to the timing of stock option grants to NEOs coinciding with the release of material non-public information (“MNPI”). Annual grants of stock options to employees are typically approved by Boundless Bio’s Compensation Committee or its president and chief executive officer pursuant to a delegation of authority from its Compensation Committee in the first quarter of each year as part of its annual compensation cycle. The Boundless Bio Board of Directors or Compensation Committee may also approve grants at other times as they deem appropriate. The timing of any equity grants to newly-hired employees, or in connection with promotions or other non-routine grants, is generally tied to the event giving rise to the award, although non-executive new hire stock option awards are generally approved at the beginning of the calendar month following the individual’s commencement of employment. Boundless Bio does not grant equity awards in anticipation of the release of MNPI, and it does not time the release of MNPI for the purpose of affecting the value of executive compensation. For all stock option awards, the exercise price is no less than the closing price of Boundless Bio Common Stock on the date of the grant (or if the grant date is not a trading day, then on the immediately preceding trading day). During 2025, Boundless Bio did not grant stock options, stock appreciation rights, or similar option-like instruments to its NEOs during the four business days prior to or the one business day following the filing of its periodic reports or the filing or furnishing of a Form 10-K, 10-Q, or Form 8-K that discloses MNPI.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding the outstanding stock options held by each of Boundless Bio’s NEOs as of December 31, 2025.

	Option awards
	Grant date		Vesting commencement date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date
Zachary D. Hornby	6/10/2020		6/10/2020	128,205	—	3.12	6/9/2030
	6/7/2021		6/7/2021	256,410	—	3.56	6/6/2031
	6/13/2023	(1)	6/13/2023	294,542	176,740	3.56	6/12/2033
	2/15/2024	(1)	2/15/2024	117,876	139,331	3.56	2/14/2034
	3/27/2024	(1)	3/27/2024	71,025	91,318	3.56	3/26/2034
	1/22/2025	(1)	1/1/2025	67,604	227,396	2.57	1/21/2035
Robert Doebele, M.D., Ph.D.	2/3/2025	(2)	2/3/2025	—	180,000	2.23	2/2/2035
Christian Hassig, Ph.D.	12/3/2019		10/28/2019	38,461	—	3.56	12/2/2029
	12/2/2020		1/1/2021	10,256	—	3.56	12/1/2030
	6/7/2021		6/7/2021	62,819	—	3.56	6/6/2031
	6/13/2023	(1)	6/13/2023	59,288	35,583	3.56	6/12/2033
	2/15/2024	(1)	2/15/2024	34,910	41,262	3.56	2/14/2034
	3/27/2024	(1)	3/27/2024	21,307	27,396	3.56	3/26/2034
	1/22/2025	(1)	1/1/2025	21,770	73,230	2.57	1/21/2035

(1)

Stock option award vests over a period of four years with 1/48th of the shares underlying the option vesting monthly following the vesting commencement date, subject to continued service through each vesting date, and subject to accelerated vesting in certain circumstances as described below under “Severance and Change in Control Severance Plan.”

The stock options reflected in the table above with an exercise price of $3.56 were repriced on August 19, 2024. As of such date, the exercise price of each repriced stock option was reduced to $3.56 per share, which was the closing price of Boundless Bio Common Stock on such date. However, if prior to the Premium End Date (as defined below), a repriced stock option is exercised or an executive’s employment or service with Boundless Bio terminates for any reason other than due to a Qualifying Termination (as defined below), the exercise price per share that applied to the repriced stock option immediately prior to the repricing will apply in lieu of the reduced exercise price. The “Premium End Date” means the earliest of: (a) August 19, 2026, (b) the date immediately prior to the closing of a change in control (as defined in the Boundless Bio 2024 Plan), or (c) the date of the employee’s Qualifying Termination. A “Qualifying Termination” means (a) the involuntary termination of the executive’s employment by Boundless Bio due to a reduction in force (and other than for cause (as defined in the Boundless Bio 2024 Plan)), subject to the executive’s execution of an effective general release of claims in Boundless Bio’s favor, (b) the executive’s death, or (c) termination of the employee’s employment by Boundless Bio following the executive’s disability (as defined in the Boundless Bio 2024 Plan). Except for the reduction in the exercise prices, the repriced stock options retain their existing terms and vesting schedules. If the repriced stock options are exercised prior to the Premium End Date, the exercise prices would be as follows: options granted from December 3, 2019 to June 13, 2023, $4.10; options granted February 15, 2024, $8.19; and options granted March 27, 2024, $16.00.

(2)

Stock option award vests over a period of four years with 25% of the shares underlying the option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the shares underlying the option vesting monthly thereafter, subject to continued service through each vesting date, and subject to accelerated vesting in certain circumstances as described below under “Severance and Change in Control Severance Plan.”

Employment Arrangements with Boundless Bio’s NEOs

Boundless Bio entered into employment letters with each of its NEOs, which governed certain terms of their employment with Boundless Bio and set forth their annual base salaries and target annual bonuses, as described above.

Regardless of the manner in which Boundless Bio’s NEOs’ employment terminates, they were entitled to receive amounts previously earned during their employment, including unpaid salary, reimbursement of expenses owed, and any continuation of benefits required by applicable law. In addition, Mr. Hornby was a “Tier 1 Covered Employee” under Boundless Bio’s Severance Plan and its other NEOs were “Tier 2 Covered Employees” under Boundless Bio’s Severance Plan, as described below.

Severance and Change in Control Severance Plan

In March 2024, the Boundless Bio Board of Directors adopted a Severance and Change in Control Severance Plan (the “Severance Plan”) for the benefit of certain management-level employees of Boundless Bio or any of its subsidiaries as designated by its Compensation Committee (the “Covered Employees”), including each of Boundless Bio’s NEOs.

The Severance Plan provides assurances of specified severance benefits to Covered Employees whose employment is subject to involuntary termination by Boundless Bio other than for Cause (as defined below) or the Covered Employee resigns for Good Reason (as defined below) under the circumstances described in the Severance Plan, including, but not limited to, following a Change in Control (as defined below). The severance benefits each Covered Employee could be entitled to receive under the Severance Plan are determined pursuant to each Covered Employee’s classification as a Tier 1 Covered Employee, a Tier 2 Covered Employee, or a Tier 3 Covered Employee.

Covered Employees are classified as follows:

•	“Tier 1 Covered Employee” means an employee of Boundless Bio who has been designated by Boundless Bio’s Compensation Committee as eligible to participate under Tier 1 in the Severance Plan.

•	“Tier 2 Covered Employee” means an employee of Boundless Bio who has been designated by Boundless Bio’s Compensation Committee as eligible to participate under Tier 2 in the Severance Plan.

•	“Tier 3 Covered Employee” means an employee of Boundless Bio who has been designated by Boundless Bio’s Compensation Committee as eligible to participate under Tier 3 in the Severance Plan.

Pursuant to the Severance Plan, if, at any time other than during the Change in Control Period (as defined below), Boundless Bio (or any of its subsidiaries) terminates a Covered Employee’s employment other than for Cause (and other than due to death or disability (as defined in the Severance Plan)) or the Covered Employee resigns for Good Reason, then the Covered Employee will be entitled to receive the following severance benefits, subject to his or her execution of a release of claims and compliance with certain restrictive covenants, including with respect to non-solicitation and non-disparagement:

•

An amount equal to the Covered Employee’s annualized base pay (as defined in the Severance Plan) for 12 months, 9 months, or 6 months following termination in the case of a Tier 1, a Tier 2, or a Tier 3 Covered Employee, respectively, paid in a lump sum.

•	Company-paid COBRA coverage for 12 months, 9 months, or 6 months following termination in the case of a Tier 1, a Tier 2, or a Tier 3 Covered Employee, respectively.

•

The accelerated vesting of the time-based equity compensation awards (as defined in the Severance Plan) that would have vested and become exercisable within 12 months following termination in the case of a Tier 1 Covered Employee; provided, however, that any performance-based equity compensation awards will continue to be governed by the terms of the applicable equity compensation award agreement.

Pursuant to the Severance Plan, if, at any time within the 12-month period following a Change in Control (the “Change in Control Period”), Boundless Bio (or any of its subsidiaries) terminates a Covered Employee’s employment other than for Cause (and other than due to death or disability) or the Covered Employee resigns for Good Reason, then the Covered Employee will be entitled to receive the following severance benefits, subject to his or her execution of a release of claims and compliance with certain restrictive covenants, including with respect to non-solicitation and non-disparagement:

•	The following aggregate cash amount paid in a lump sum:

•	In the case of a Tier 1 Covered Employee, the sum of 18 months of annualized base pay and 1.5 times his or her target bonus (as defined in the Severance Plan);

•	In the case of a Tier 2 Covered Employee, the sum of 12 months of annualized base pay and 1.0 times his or her target bonus; and

•	In the case of a Tier 3 Covered Employee, the sum of 9 months of annualized base pay and 0.75 times his or her target bonus.

•	Company-paid COBRA coverage for 18 months, 12 months, or 9 months following termination in the case of a Tier 1, a Tier 2, or a Tier 3 Covered Employee, respectively.

•

100% accelerated vesting of the Covered Employee’s time-based equity compensation awards; provided, however, that any performance-based equity compensation awards will vest assuming “target” level of performance, unless the terms of the applicable award agreement provide otherwise, in which case the applicable award agreement will govern.

For purposes of the Severance Plan:

“Cause” means, unless otherwise defined in a Covered Employee’s participation agreement, any of the following: (i) the Covered Employee’s commission of an act of fraud, embezzlement, or dishonesty, or the commission of some other illegal act by the Covered Employee, that has a demonstrable adverse impact on

Boundless Bio or on any of its successors or affiliates; (ii) the Covered Employee’s conviction of, or plea of “guilty” or “no contest” to, a felony or any crime involving fraud, dishonesty, or moral turpitude under the laws of the United States or any state thereof; (iii) any intentional, unauthorized use or disclosure by the Covered Employee of Boundless Bio’s confidential information or trade secrets or those of any of its successors or affiliates; (iv) the Covered Employee’s gross negligence, insubordination, or material violation of any duty of loyalty to Boundless Bio or to any of its successors or affiliates, or any other demonstrable material misconduct on the Covered Employee’s part; (v) the Covered Employee’s ongoing and repeated failure or refusal to perform or neglect of the Covered Employee’s duties as required by any offer or employment letter with Boundless Bio or the Covered Employee’s ongoing and repeated failure or refusal to comply with the lawful instructions given to him or her by Boundless Bio’s chief executive officer or, with respect to Boundless Bio’s chief executive officer, the Boundless Bio Board of Directors, which failure, refusal, or neglect continues for 15 days following receipt of written notice from the Boundless Bio Board of Directors stating with specificity the nature of such failure, refusal, or neglect; or (vi) the Covered Employee’s willful, material breach of any of Boundless Bio’s policies or any material provision of any offer or employment letter or any confidential information agreement, proprietary information and inventions agreement. Prior to the determination that “Cause” under clauses (iv), (v) or (vi) has occurred, Boundless Bio shall (A) provide to the Covered Employee in writing, in reasonable detail, the reasons for the determination that such “Cause” exists, (B) afford the Covered Employee a reasonable opportunity to remedy any such conditions, if capable of being cured, (C) provide the Covered Employee an opportunity to be heard prior to the final decision to terminate his or her employment hereunder for such “Cause” and (D) make any decision that such “Cause” exists in good faith.

“Change in Control” has the same meaning as set forth in the Boundless Bio 2024 Plan.

“Good Reason” means, unless otherwise defined in a Covered Employee’s Participation Agreement, the occurrence of any of the following events or conditions without a Covered Employee’s written consent: (i) a material diminution in the Covered Employee’s authority, duties, or responsibilities; (ii) a material diminution in the Covered Employee’s base compensation, unless such a reduction is imposed across-the-board to all Boundless Bio’s senior management; (iii) a material change in the geographic location at which the Covered Employee must perform his or her duties from the location that was designated as the Covered Employee’s primary location immediately prior to such change (and he or she and Boundless Bio agree that a change of more than 35 miles shall be material for this purpose); or (iv) any other action or inaction that constitutes a material breach by Boundless Bio or by any of its successors or affiliates of Boundless Bio’s or their obligations to the Covered Employee under any agreement between the Covered Employee and Boundless Bio or any of its affiliates. The Covered Employee must provide written notice to Boundless Bio of the occurrence of any of the foregoing events or conditions without his or her written consent within 60 days of the occurrence of such event. Boundless Bio or any of its successors or affiliates shall have a period of 30 days to cure such event or condition after receipt of written notice of such event. The Covered Employee’s termination of employment by reason of resignation from employment with Boundless Bio for Good Reason must occur within 30 days following the expiration of the foregoing 30-day cure period.

Executive Transitions

In connection with the proposed Merger, effective July 1, 2026, Zachary D. Hornby ceased his role as President and Chief Executive Officer, and as a member of the Boundless Bio Board of Directors, Christian Hassig, Ph.D., ceased his role as Boundless Bio’s Chief Scientific Officer, and Robert Doebele, M.D., Ph.D., ceased his role as Boundless Bio’s Chief Medical Officer.

In connection with Mr. Hornby’s departure, effective July 1, 2026, Jessica Oien, Boundless Bio’s Chief Legal Officer and Corporate Secretary, was appointed to serve as Boundless Bio’s President and “principal executive officer,” in addition to maintaining her current responsibilities as Chief Legal Officer and Corporate Secretary.

For a description of the separation agreements entered into with each of Mr. Hornby and Drs. Hassig and Doebele in connection with their terminations of employment, see “Interests of Boundless Bio’s Directors and Executive Officers in the Merger — Separation Agreements and Consulting Agreements with Zachary D. Hornby, Robert Doebele, M.D., Ph.D. and Christian Hassig, Ph.D.” above.

BOUNDLESS BIO NON-EMPLOYEE DIRECTOR COMPENSATION

Director Compensation

Boundless Bio’s director compensation program is intended to provide a total compensation package that enables it to attract and retain qualified and experienced individuals to serve as directors and to align Boundless Bio’s directors’ interests with those of its stockholders. Mr. Hornby, Boundless Bio’s former president and chief executive officer, did not receive compensation for his service on the Boundless Bio Board of Directors. Boundless Bio has reimbursed, and will continue to reimburse, its non-employee directors for their actual out-of-pocket costs and expenses incurred in connection with attending board and committee meetings.

Non-Employee Director Compensation Program

Effective June 20, 2024, the Boundless Bio Board of Directors adopted an amended and restated non-employee director compensation program (the “June 2024 Director Compensation Program”), which provided for annual retainer fees and/or long-term equity awards for its non-employee directors. Under the June 2024 Director Compensation Program, each non-employee director received an annual retainer of $40,000, and the chairman of the Boundless Bio Board of Directors and/or lead independent director received an additional $30,000. Non-employee directors serving as the chairs of Boundless Bio’s Audit, Compensation, and Nominating and Corporate Governance Committees received additional annual retainers of $15,000, $10,000, and $8,000, respectively. Non-employee directors serving as members of Boundless Bio’s Audit, Compensation, and Nominating and Corporate Governance Committees received additional annual retainers of $7,500, $5,000, and $4,000, respectively.

Each non-employee director received an initial grant of options to purchase 27,000 shares of Boundless Bio Common Stock, vesting in substantially equal monthly installments over three years, upon election to the Boundless Bio Board of Directors (the “Initial Director Award”), and thereafter annual grants of options to purchase 13,500 shares of Boundless Bio Common Stock, vesting in substantially equal monthly installments over the 12 months following the date of grant (or, in the event the next annual meeting of Boundless Bio’s stockholders occurs prior to the first anniversary of the date of grant, any remaining unvested portion of the annual award will vest on the date of such annual meeting of Boundless Bio’s stockholders) (the “Annual Director Award”). In addition, any non-employee director who serves as chairman of the Boundless Bio Board of Directors was eligible to be automatically granted additional stock options to purchase 6,750 shares of Boundless Bio Common Stock on the date of each of Boundless Bio’s annual meeting of stockholders, which award vests in substantially equal monthly installments over the 12 months following the date of grant (or, in the event the next annual meeting of Boundless Bio’s stockholders occurs prior to the first anniversary of the date of grant, any remaining unvested portion of the annual award vests on the date of such annual meeting of Boundless Bio’s stockholders) (the “Chair Award”).

Effective March 27, 2025, the Boundless Bio Board of Directors adopted an amended and restated non-employee director compensation program (the “March 2025 Director Compensation Program”), pursuant to which each non-employee director was eligible to receive the same annual retainer fees and/or long-term equity awards as set forth in the June 2024 Director Compensation Program, except that (i) the Initial Director Award was increased from 27,000 options to 32,000 options, (ii) the Annual Director Award was increased from 13,500 options to 16,000 options, and (iii) the Chair Award was increased from 6,750 options to 8,000 options.

Effective March 6, 2026, the Boundless Bio Board of Directors adopted an amended and restated non-employee director compensation program, pursuant to which each non-employee director will receive the same annual retainer fees and/or long-term equity awards as set forth in the March 2025 Director Compensation Program, except that (i) the annual retainer of the chair and each member of the Compensation Committee was increased from $10,000 to $12,000 and from $5,000 to $6,000, respectively, and (ii) the annual retainer of the chair and each member of the Nominating and Corporate Governance Committee was increased from $8,000 to $10,000 and from $4,000 to $5,000, respectively. In addition, the Annual Director Award and Chair Award for 2026 were increased, on a one-time basis, to 32,000 and 16,000, respectively.

Compensation under Boundless Bio’s non-employee director compensation program is subject to the annual limits on non-employee director compensation set forth in the Boundless Bio 2024 Plan, which limits do not apply to any non-employee director who serves in any additional capacity with Boundless Bio for which he or she receives compensation. As provided in the Boundless Bio 2024 Plan, the Boundless Bio Board of Directors or its authorized committee may make exceptions to this limit for individual non-employee directors as the Boundless Bio Board of Directors or its authorized committee may determine in its discretion.

Awards to Boundless Bio’s non-employee directors will also vest in the event of a change in control or upon a non-employee director’s death or disability.

2025 Director Compensation Table

The following table summarizes compensation received by Boundless Bio’s non-employee directors during the year ended December 31, 2025.

Name	Fees earned or paid in cash ($)	Option awards ($)(1)	All other compensation ($)	Total ($)
Jonathan E. Lim, M.D. (2)	87,500	19,577	—	107,077
Christine Brennan, Ph.D. (3)	55,500	13,051	—	68,551
Kristina Burow (4)	49,000	13,051	—	62,051
James Christensen, Ph.D. (5)	45,000	13,051	—	58,051
Jennifer Lew (6)	60,000	13,051	—	73,051
Nancy Whiting, Pharm. D. (7)	44,000	13,051	—	57,051

(1)

Represents the grant date fair value of stock options to purchase shares of Boundless Bio Common Stock computed in accordance with ASC 718. For a description of the assumptions used in calculating the grant date fair value of the awards reported in this column, see Notes 2 and 10 to Boundless Bio’s financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 9, 2026.

(2)	As of December 31, 2025, Dr. Lim held outstanding option awards covering 85,366 shares.
(3)	Effective March 3, 2026, Dr. Brennan resigned from the Boundless Bio Board of Directors. As of December 31, 2025, Dr. Brennan held outstanding option awards covering 42,438 shares.
(4)

Ms. Burow did not stand for re-election at the 2026 annual meeting of Boundless Bio’s stockholders and ceased to serve on the Boundless Bio Board of Directors effective June 15, 2026. As of December 31, 2025, Ms. Burow held outstanding option awards covering 42,438 shares.

(5)	As of December 31, 2025, Dr. Christensen held outstanding option awards covering 70,756 shares.
(6)	As of December 31, 2025, Ms. Lew held outstanding option awards covering 70,756 shares.
(7)	As of December 31, 2025, Dr. Whiting held outstanding option awards covering 70,756 shares.

BOUNDLESS BIO EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2025 with respect to shares of Boundless Bio Common Stock that may be issued under its existing equity compensation plans.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights (a)		Weighted- average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders	4,234,043	(1)	$5.22	(2)	3,650,846	(3)
Equity compensation plans not approved by security holders	—		—		—
Total	4,234,043		$5.22		3,650,846

(1)	Total outstanding option awards as of December 31, 2025 issued under the Boundless Bio 2018 Plan and Boundless Bio 2024 Plan.
(2)	Represents the weighted-average exercise price of outstanding options.
(3)

Represents 3,347,667 shares of Boundless Bio Common Stock available for issuance under the Boundless Bio 2024 Plan and 303,179 shares of Boundless Bio Common Stock available for issuance under the Boundless Bio ESPP (all of which were eligible for purchase pursuant to the offering period in effect on December 31, 2025). This amount does not include any additional shares that may become available for future issuance under the Boundless Bio 2024 Plan pursuant to the automatic increase to the share reserve on January 1 of each of Boundless Bio’s calendar years through 2034 by the number of shares equal to the lesser of (i) 5% of the total outstanding shares of Boundless Bio Common Stock as of the immediately preceding December 31, and (ii) such smaller number of shares as is determined by the Boundless Bio Board of Directors. Additionally, this amount does not include any additional shares that may become available for future issuance under the Boundless Bio ESPP pursuant to the automatic increase to the share reserve on January 1 of each of Boundless Bio’s calendar years through 2034 by the number of shares equal to the lesser of (i) 1% of the total outstanding shares of Boundless Bio Common Stock as of the immediately preceding December 31 and (ii) such smaller number of shares as determined by the Boundless Bio Board of Directors. On January 1, 2026, pursuant to the respective automatic increase provisions of the Boundless Bio 2024 Plan and the Boundless Bio ESPP, 1,120,362 additional shares and 224,072 additional shares became available for issuance under the Boundless Bio 2024 Plan and the Boundless Bio ESPP, respectively.

SERAPHA EXECUTIVE COMPENSATION

Following the completion of the Merger, certain executive officers of Serapha will become executive officers of the Combined Company. Serapha was not formed until April 2026, and Serapha’s executive officers before the Merger included Kenneth Mills, its Chief Executive Officer, and Daphne Karydas, its President and Chief Financial Officer. As such, this section sets forth the current compensatory arrangements for the following executive officers of Serapha, each of whom is expected to become an executive officer of the Combined Company.

Name	Position	Appointment Date
Kenneth Mills	Chief Executive Officer	August 2026
Daphne Karydas	President and Chief Financial Officer	September 2026

Employment Agreements

Employment Agreement with Mr. Mills

Serapha and Mr. Mills are party to an employment letter agreement, pursuant to which Mr. Mills is entitled to receive an annual base salary of $615,000 and a target annual bonus of 55% of his base salary, which will not be pro-rated for 2026 based on the date he commenced employment with Serapha. The agreement also provides for an equity grant representing 5% of the fully diluted capitalization of Serapha, of which approximately two-thirds will be granted as stock options to purchase shares of Serapha Common Stock and one-third will be granted as restricted stock units, and which will vest as to 25% of the equity grant on the first anniversary of his employment date, and then in equal monthly installments thereafter. Mr. Mills was also eligible to receive up to $20,000 in reimbursements for legal and advisory expenses incurred in negotiating the agreement.

In the event of Mr. Mills’s termination by Serapha without “Cause” or his resignation for “Good Reason,” Mr. Mills is eligible for the following severance benefits: (i) a severance payment equal to 12 months of his base salary plus his target bonus, (ii) a pro-rated annual bonus for the year of termination, (iii) all then-vested equity awards, plus an additional 25% of his then-unvested equity awards, will immediately vest and, if applicable, become exercisable as of the date of termination and will remain exercisable through the date that is 12 months following the date of termination, and (iv) 12 months of payments for or reimbursements of the employer portion of COBRA premium payments. If Mr. Mills is terminated by Serapha without Cause or resigns for Good Reason within 3 months before or 12 months following a “Change in Control,” he will receive the following severance benefits: (i) a severance payment equal to 18 months of his base salary plus 1.5 times his target bonus, (ii) a pro-rated annual bonus for the year of termination, (iii) all then-vested equity awards, plus all then-unvested equity awards will immediately vest and, if applicable, become exercisable as of the date of termination and will remain exercisable through the date that is 12 months following the date of termination, and (iv) 18 months of payments for or reimbursements of the employer portion of COBRA premium payments.

Employment Agreement with Ms. Karydas

Serapha and Ms. Karydas are party to an employment letter agreement, pursuant to which Ms. Karydas is entitled to receive an annual base salary of $575,000 and a target annual bonus of 45% of her base salary. The agreement also provides for an equity grant representing 2.5% of the fully diluted capitalization of Serapha, of which approximately two-thirds will be granted as stock options to purchase shares of Serapha Common Stock and one-third will be granted as restricted stock units, and which will vest as to 25% of the equity grant on the first anniversary of her employment date, and then in equal monthly installments thereafter. Ms. Karydas will receive reimbursements for the cost of maintaining coverage under her then-current healthcare plan for up to 12 months following her employment start date. Ms. Karydas was also eligible to receive up to $10,000 in reimbursements for legal expenses incurred in negotiating the agreement.

In the event of Ms. Karydas’s termination by Serapha without “Cause” or her resignation for “Good Reason,” Ms. Karydas is eligible for the following severance benefits: (i) a severance payment equal to 12 months of her base salary plus her target bonus, (ii) a pro-rated annual bonus for the year of termination, (iii) all then-vested equity awards, plus an additional 25% of her then-unvested equity awards, will immediately vest and, if applicable, become exercisable as of the date of termination and will remain exercisable through the date that is 12 months following the date of termination, and (iv) 12 months of payments for or reimbursements of the employer portion of COBRA premium payments. If Ms. Karydas is terminated by Serapha without Cause or resigns for Good Reason within 3 months before or 12 months following a “Change in Control,” she will receive the following severance benefits: (i) a severance payment equal to 18 months of her base salary plus 1.5 times her target bonus, (ii) a pro-rated annual bonus for the year of termination, (iii) all then-vested equity awards, plus all then-unvested equity awards will immediately vest and, if applicable, become exercisable as of the date of termination and will remain exercisable through the date that is 12 months following the date of termination, and (iv) 18 months of payments for or reimbursements of the employer portion of COBRA premium payments.

For purposes of Mr. Mills’s and Ms. Karydas’s employment letter agreements:

•

“Cause” generally means (i) his or her gross negligence or willful misconduct in connection with the performance of his or her duties that is materially detrimental to Serapha, and is not cured, if curable, within 30 days of notice, (ii) his or her conviction or entry of a plea of nolo contendere for dishonesty, fraud, or embezzlement, or any other felony or crime of moral turpitude, (iii) his or her material violation of any material provision of any agreement(s) between him or her and Serapha or any written Serapha policies, which is not cured, if curable, within 30 days of such notice, or (iv) the insolvency or dissolution of Serapha.

•

“Change in Control” generally occurs if (i) an unaffiliated individual or entity acquires 50% or more of the ownership and voting interest in Serapha, (ii) there is a merger, acquisition or similar transaction involving Serapha that results in the voting securities of Serapha outstanding immediately prior thereto ceasing to represent at least 50% of the combined voting power of the surviving entity immediately thereafter, or (iii) there is a sale of all or substantially all of Serapha’s assets, subject to certain exceptions. The Merger does not constitute a Change in Control for this purpose.

•

“Good Reason” generally means (i) a material, adverse change in title, reduction in authority, reporting relationship, or duties; (ii) a relocation of his or her principal worksite by more than 50 miles; (iii) a material reduction in his or her base salary or target bonus percentage; or (iv) a material breach by Serapha of any of its obligations under any agreement between Serapha and the employee, in each case, subject to standard notice and cure provisions.

Summary Description of the Serapha Equity Incentive Plan

Serapha maintains the Serapha Equity Incentive Plan, the purpose of which is to advance the interests of Serapha’s stockholders by enhancing Serapha’s ability to attract, retain and motivate persons who are expected to make important contributions to Serapha and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of Serapha’s stockholders. The Serapha Equity Incentive Plan provides for the issuance of up to 10,278,705 shares of Serapha Common Stock, which may be granted as stock options, restricted stock, restricted stock units and other stock-based awards to eligible employees, officers, directors, consultants and advisors of Serapha on such terms and conditions as approved by the Serapha Board of Directors or any committee appointed by the Serapha Board of Directors to administer the Serapha Equity Incentive Plan. No grants will be made under the Serapha Equity Incentive Plan following consummation of the Merger.

SERAPHA DIRECTOR COMPENSATION

No directors of Serapha received any compensation prior to the closing of the Merger. The following individuals were appointed to the Serapha board of directors on June 22, 2026: Piratip Pratumsuwan, Paul Lu, Laura Tadvalkar, Matt Hammond and Victor Tong. Alice Lee served as a director of Serapha from April 2026 until June 22, 2026.

It is expected that the Combined Company will implement a non-employee director compensation program that is expected to include an annual cash retainer and annual equity grants.

MATTERS BEING SUBMITTED TO A VOTE OF BOUNDLESS BIO STOCKHOLDERS

PROPOSAL NO. 1 - THE NASDAQ STOCK ISSUANCE PROPOSAL

General

At the Boundless Bio Special Meeting, Boundless Bio stockholders will be asked to approve the issuance of shares of Boundless Bio Common Stock (including the shares of Boundless Bio Common Stock issuable upon exercise of the Assumed Warrants and the Boundless Bio Pre-Funded Warrants) to stockholders of Serapha pursuant to the terms of the Merger Agreement, which will (i) represent more than 20% of the shares of Boundless Bio Common Stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b).

Immediately after the Merger, Boundless Bio securityholders as of immediately prior to the Merger are expected to own approximately 3.8% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis and former holders of Serapha securities are expected to own approximately 96.2% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Boundless Bio Net Cash at Closing being $0.

Boundless Bio will assume outstanding and unexercised (as applicable) Serapha Options, Serapha RSUs and Serapha Warrants, and such securities will be converted into Assumed Options, Assumed RSUs and Assumed Warrants, subject to certain adjustments.

In addition, prior to the Effective Time, Boundless Bio expects to declare the Boundless Bio Pre-Closing Dividend to the pre-Merger Boundless Bio stockholders equal in the aggregate to Boundless Bio’s reasonable, good faith approximation of the amount by which Boundless Bio Net Cash (as determined pursuant to the Merger Agreement) will exceed $0.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Boundless Bio Common Stock in the Merger are described in detail in the section of this proxy statement/prospectus titled “The Merger Agreement.” A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Reason for the Proposal

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Boundless Bio Common Stock in the Merger exceeds the 20% threshold under the Nasdaq Listing Rules and is expected to represent approximately 96.2% of the outstanding shares of Boundless Bio Common Stock on a fully diluted basis immediately following the Merger.

Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Boundless Bio must obtain the approval of Boundless Bio stockholders for the issuance of these shares of common stock in the Merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. It is expected that Nasdaq will determine that the Merger constitutes a “change of control” of Boundless Bio. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Boundless Bio must obtain the approval of Boundless Bio stockholders of the change of control resulting from the Merger.

The Merger is conditioned upon the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Authorized Share Increase Proposal or the Nasdaq Reverse Split Proposal are not approved or the other closing conditions under the Merger Agreement are not satisfied or waived, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected and the Merger will not be consummated.

Certain Boundless Bio stockholders have agreed to vote any shares of Boundless Bio Common Stock owned by them in favor of the Nasdaq Stock Issuance Proposal. Please see the section titled “Agreements Related to the Merger — Support Agreements” beginning on page 212 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq Stock Issuance Proposal.

THE BOUNDLESS BIO BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NASDAQ STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 2 - THE NASDAQ REVERSE SPLIT PROPOSAL

General

At the Boundless Bio Special Meeting, Boundless Bio stockholders will be asked to approve an amendment to the Boundless Bio Charter to effect a reverse stock split of the issued and outstanding shares of Boundless Bio Common Stock (the “Nasdaq Reverse Split”) at a ratio in the range of one new share for every    shares and one new share for every    shares outstanding (or any number in between), to be determined mutually by the Boundless Bio Board of Directors and the Serapha Board of Directors (the “Split Ratio”). The final Split Ratio and effectiveness of such amendment will be mutually agreed by the Boundless Bio Board of Directors and the Serapha Board of Directors, assuming this proposal is approved by Boundless Bio’s stockholders and the Merger is consummated. On    , 2026, the Boundless Bio Board of Directors adopted resolutions approving the proposed certificate of amendment to the Boundless Bio Charter in the form attached as Annex B to this proxy statement/prospectus. If this certificate is filed with the Secretary of State of the State of Delaware, upon the effectiveness of such amendment (the “Reverse Stock Split Effective Time”), the issued and outstanding shares of Boundless Bio Common Stock immediately prior to the Reverse Stock Split Effective Time will automatically, without further action on the part of Boundless Bio, be combined into a smaller number of shares in accordance with the final Split Ratio.

The Boundless Bio Board of Directors may determine to effect the Nasdaq Reverse Split, if it is approved by Boundless Bio stockholders, even if the other proposals to be acted upon at the Boundless Bio Special Meeting are not approved, including the issuance of Boundless Bio Common Stock pursuant to the Merger Agreement, or if the Merger is not completed.

By approving this Proposal No. 2, Boundless Bio stockholders will: approve an amendment to the Boundless Bio Charter pursuant to which any whole number of issued and outstanding shares of Boundless Bio Common Stock, between and including    to    , would be combined into one share of Boundless Bio Common Stock and will authorize the Boundless Bio Board of Directors to file such certificate of amendment, as mutually agreed by the Boundless Bio Board of Directors and Serapha Board of Directors. As of the record date, 700,000,000 shares of Boundless Bio Common Stock were authorized,    shares of Boundless Bio Common Stock were outstanding and    shares of Boundless Bio Common Stock were held in treasury.

All holders of Boundless Bio Common Stock will be affected proportionately by the Nasdaq Reverse Split. No fractional shares of Boundless Bio Common Stock will be issued as a result of the Nasdaq Reverse Split. Instead, Boundless Bio stockholders who otherwise would be entitled to receive fractional shares will be entitled to receive cash as set forth below under the caption “No Fractional Shares.” Each Boundless Bio stockholder will hold the same percentage of the outstanding Boundless Bio Common Stock immediately following the Nasdaq Reverse Split as such Boundless Bio stockholder did immediately prior to the Nasdaq Reverse Split, except to the extent that the Nasdaq Reverse Split results in such Boundless Bio stockholder receiving cash in lieu of fractional shares.

Should Boundless Bio receive the required stockholder approval for this Proposal No. 2, and following such stockholder approval, the Boundless Bio Board of Directors, subject to agreement by Serapha, determines that effecting the Nasdaq Reverse Split is in the best interests of Boundless Bio and its stockholders, the Nasdaq Reverse Split will become effective as specified in the amendment filed with the Secretary of State of the State of Delaware.

The amendment filed thereby will contain the number of shares selected by the Boundless Bio Board of Directors and Serapha Board of Directors within the limits set forth in this Proposal No. 2 to be combined into one share of Boundless Bio Common Stock. Accordingly, upon the effectiveness of the amendment to the Boundless Bio Charter, at the Reverse Stock Split Effective Time, every    to    shares (or any number in between) of Boundless Bio Common Stock outstanding immediately prior to the Reverse Stock Split Effective Time will be combined and reclassified into one share of Boundless Bio Common Stock.

The proposed form of certificate of amendment to the Boundless Bio Charter, as more fully described below, will effect the Nasdaq Reverse Split but will not change the number of authorized shares of Boundless Bio Common Stock or Boundless Bio Preferred Stock, or the par value of Boundless Bio Common Stock or Boundless Bio Preferred Stock.

A copy of the proposed form of certificate of amendment to the Boundless Bio Charter to effect the Nasdaq Reverse Split is attached as Annex B to this proxy statement/prospectus.

Notwithstanding approval of this Proposal No. 2 by Boundless Bio stockholders, the Boundless Bio Board of Directors may, in its sole discretion, abandon the proposed amendments and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the Nasdaq Reverse Split, as permitted under Section 242(c) of the DGCL.

Reasons for the Nasdaq Reverse Split

The Boundless Bio Board of Directors approved the proposal approving the amendment to the Boundless Bio Charter effecting the Nasdaq Reverse Split for the following reasons:

•

the Boundless Bio Board of Directors believes effecting the Nasdaq Reverse Split will result in an increase in the minimum bid price of Boundless Bio Common Stock and reduce the risk of a delisting of Boundless Bio Common Stock from Nasdaq in the future; and

•

the Boundless Bio Board of Directors believes a higher stock price may help generate investor interest in Boundless Bio and ultimately the Combined Company and help Boundless Bio attract and retain employees.

Based on the recent trading prices of Boundless Bio Common Stock, Boundless Bio and Serapha currently estimate that a Split Ratio of at least 1-for-    would be required to increase the per-share market price to $4.00, which is the minimum initial listing price requirement of Nasdaq. The final Split Ratio will be determined mutually by the Boundless Bio Board of Directors and the Serapha Board of Directors prior to the closing of the Merger based primarily on the then-current trading price of Boundless Bio Common Stock and the objective of achieving a post-closing per-share price that (1) satisfies Nasdaq’s listing requirements and (2) provides an appropriate and sustainable post-closing per-share market price that the parties believe will better position the Combined Company for long-term trading stability, investor interest and market visibility, taking into account prevailing market conditions and other relevant factors. Accordingly, the ratio effected is likely to be greater than the minimum necessary to satisfy Nasdaq’s listing standards.

If the Nasdaq Reverse Split successfully increases the per share price of Boundless Bio Common Stock, the Boundless Bio Board of Directors also believes this increase may increase trading volume in Boundless Bio Common Stock and facilitate future financings by Boundless Bio.

Requirements for Listing on Nasdaq

Boundless Bio Common Stock is listed on The Nasdaq Global Select Market under the symbol “BOLD.” Boundless Bio has filed an initial listing application pursuant to the terms of the Merger Agreement for the Combined Company to list the securities of the Combined Company on Nasdaq.

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the Nasdaq’s listing standards will require Boundless Bio to have, among other things, a $4.00 per share minimum bid price for a certain number of trading days preceding the Closing, unless it effects the Nasdaq Reverse Split. Therefore, the Nasdaq Reverse Split may be necessary in order to satisfy Nasdaq requirements and complete the Merger.

In addition, it is a condition to the Closing that the shares of Boundless Bio Common Stock to be issued in the Merger pursuant to the Merger Agreement have been approved for listing on Nasdaq.

One of the effects of the Nasdaq Reverse Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Boundless Bio’s management being able to issue more shares without further stockholder approval. The Nasdaq Reverse Split will not affect the number of authorized shares of Boundless Bio Common Stock, which will continue to be authorized pursuant to the Boundless Bio Charter.

Potential Increased Investor Interest

On    , 2026, Boundless Bio Common Stock closed at $    per share. An investment in Boundless Bio Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the Boundless Bio Board of Directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the Nasdaq Reverse Split, including that the Nasdaq Reverse Split may not result in an increase in the per share price of Boundless Bio Common Stock.

Boundless Bio cannot predict whether the Nasdaq Reverse Split will increase the market price for Boundless Bio Common Stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•

the market price per share of Boundless Bio Common Stock after the Nasdaq Reverse Split will rise in proportion to the reduction in the number of shares of Boundless Bio Common Stock outstanding before the Nasdaq Reverse Split;

•	the Nasdaq Reverse Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the Nasdaq Reverse Split will result in a per share price that will increase the ability of Boundless Bio to attract and retain employees;

•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing; or

•

the market price per share will achieve and maintain the $4.00 minimum bid price requirement, unless it effects the Nasdaq Reverse Split, for a sufficient period of time for the Combined Company common stock to be approved for listing by Nasdaq.

The market price of Boundless Bio Common Stock will also be based on the performance of Boundless Bio, and after the Merger, on the performance of the Combined Company, and other factors, some of which are unrelated to the number of shares outstanding. If the Nasdaq Reverse Split is effected and the market price of Boundless Bio Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Boundless Bio may be greater than would occur in the absence of the Nasdaq Reverse Split. Furthermore, the liquidity of Boundless Bio Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the Nasdaq Reverse Split.

Principal Effects of the Nasdaq Reverse Split

The Nasdaq Reverse Split will be realized simultaneously for all shares of Boundless Bio Common Stock and Boundless Bio Options outstanding immediately prior to the Reverse Stock Split Effective Time. The

Nasdaq Reverse Split will affect all holders of shares of Boundless Bio Common Stock outstanding immediately prior to the Reverse Stock Split Effective Time uniformly and each such stockholder will hold the same percentage of Boundless Bio Common Stock outstanding immediately following the Nasdaq Reverse Split as that stockholder held immediately prior to the Nasdaq Reverse Split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The Nasdaq Reverse Split will not change the par value of Boundless Bio Common Stock or Boundless Bio Preferred Stock and will not reduce the number of authorized shares of Boundless Bio Common Stock or Boundless Bio Preferred Stock. Boundless Bio Common Stock issued pursuant to the Nasdaq Reverse Split will remain fully paid and nonassessable. Proportionate adjustments will be made to the per share exercise price, the number of shares issuable upon the exercise, vesting or settlement of all outstanding Boundless Bio Options, and the number of shares reserved for issuance pursuant to Boundless Bio’s existing equity incentive and employee stock purchase plans will be reduced proportionately based on the Split Ratio. The Nasdaq Reverse Split will not affect Boundless Bio continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting Nasdaq Reverse Split and Exchange of Stock Certificates

If Boundless Bio stockholders approve the amendment to the Boundless Bio Charter effecting the Nasdaq Reverse Split, the Boundless Bio Board of Directors and Serapha Board of Directors mutually agree that the Nasdaq Reverse Split is necessary, and the Boundless Bio Board of Directors still believes that the Nasdaq Reverse Split is in the best interests of Boundless Bio and its stockholders, Boundless Bio will file the amendment to the Boundless Bio Charter with the Secretary of State of the State of Delaware at such time as the Boundless Bio Board of Directors has determined to be the appropriate Reverse Stock Split Effective Time. The Boundless Bio Board of Directors and Serapha Board of Directors may mutually agree to delay effecting the Nasdaq Reverse Split without resoliciting stockholder approval. Beginning at the Reverse Stock Split Effective Time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the Reverse Stock Split Effective Time, Boundless Bio stockholders will be notified that the Nasdaq Reverse Split has been effected. Boundless Bio expects that the Boundless Bio transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent stock certificates representing pre-split shares in exchange for stock certificates (or book-entry positions) representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Boundless Bio. No new certificates (or book-entry positions) will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Shares held in book-entry form will be automatically exchanged. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

No Fractional Shares

No fractional shares will be issued in connection with the Nasdaq Reverse Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction of a share to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date of the filing of the amendment to the Boundless Bio Charter effecting the Nasdaq Reverse Split. For the foregoing purposes, all shares of Boundless Bio Common Stock held by a holder will be aggregated (thus resulting in no more than one fractional share per holder). The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Boundless Bio is domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Boundless Bio or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Boundless Bio Board of Directors or contemplating a tender offer or other transaction for the combination of Boundless Bio with another company, the Nasdaq Reverse Split Proposal is not being proposed in response to any effort of which Boundless Bio is aware to accumulate shares of Boundless Bio Common Stock or obtain control of Boundless Bio, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the Boundless Bio Board of Directors and stockholders. Other than the proposals being submitted to Boundless Bio stockholders for their consideration at the Boundless Bio Special Meeting, the Boundless Bio Board of Directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Boundless Bio. For more information, please see the section titled “Risk Factors — Risks Related to the Combined Company” beginning on page 131 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Considerations of the Nasdaq Reverse Split

The following discussion is a summary of certain material U.S. federal income tax considerations of the Nasdaq Reverse Split that are generally applicable to U.S. Holders (as defined below) of Boundless Bio Common Stock. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Boundless Bio has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the Nasdaq Reverse Split.

This discussion is limited to a U.S. Holder that holds Boundless Bio Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including, without limitation, the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding Boundless Bio Common Stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in Boundless Bio Common Stock;

•	S corporations, partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell Boundless Bio Common Stock under the constructive sale provisions of the Code;

•	persons who hold or receive Boundless Bio Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	persons who hold their Boundless Bio Common Stock as “qualified small business stock” within the meaning of Section 1202 of the Code.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Boundless Bio Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding Boundless Bio Common Stock and each partner in such partnership are urged to consult their tax advisors regarding the U.S. federal income tax considerations to them of the Nasdaq Reverse Split.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Boundless Bio Common Stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Nasdaq Reverse Split arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

Tax Consequences of the Nasdaq Reverse Split

The proposed Nasdaq Reverse Split is intended to qualify as a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder generally should not recognize gain or loss upon the proposed Nasdaq Reverse Split, except with respect to cash received in lieu of a fractional share of Boundless Bio Common Stock, as discussed below. A U.S. Holder’s aggregate adjusted tax basis in the shares of Boundless Bio Common Stock received pursuant to the proposed Nasdaq Reverse Split should equal the aggregate adjusted tax basis of the shares of the Boundless Bio Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Boundless Bio Common Stock), and such U.S. Holder’s holding period in the shares of Boundless Bio Common Stock received should include the holding period in the shares of Boundless Bio Common Stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Boundless Bio Common Stock surrendered to the shares of Boundless Bio Common Stock received in a recapitalization pursuant to the proposed Nasdaq Reverse Split.

Each U.S. Holder of shares of Boundless Bio Common Stock acquired on different dates and at different prices is urged to consult its tax advisor regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. Holder that receives cash in lieu of a fractional share of Boundless Bio Common Stock pursuant to the proposed Nasdaq Reverse Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the shares of Boundless Bio Common Stock surrendered that is allocated to such fractional share of Boundless Bio Common Stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for Boundless Bio Common Stock surrendered exceeded one year at the effective time of the Nasdaq Reverse Split.

Tax Reporting Regarding the Nasdaq Reverse Split

Assuming the Nasdaq Reverse Split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, each U.S. Holder who receives shares of Boundless Bio Common Stock in the Nasdaq Reverse Split is required to retain permanent records pertaining to the Nasdaq Reverse Split and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned at least five percent (by vote or value) of the total outstanding stock of Boundless Bio or who owned securities in Boundless Bio with a basis of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the Nasdaq Reverse Split is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the holder’s tax basis in the U.S. Holder’s Boundless Bio Common Stock and the fair market value of such stock. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.

Information Reporting and Backup Withholding

Payments of cash made in lieu of a fractional share of Boundless Bio Common Stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of Boundless Bio Common Stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of Boundless Bio Common Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Approval of the Nasdaq Reverse Split Proposal

The Merger is conditioned upon the approval of the Nasdaq Reverse Split Proposal. However, the Boundless Bio Board of Directors, without Serapha’s input, may determine to effect the Nasdaq Reverse Split, if it is approved by Boundless Bio stockholders, even if the other proposals to be acted upon at the Boundless Bio Special Meeting are not approved, including the issuance of Boundless Bio Common Stock pursuant to the Merger Agreement.

Certain Boundless Bio stockholders have agreed to vote any shares of Boundless Bio Common Stock owned by them in favor of the Nasdaq Reverse Split Proposal. Please see the section titled “Agreements Related to the Merger — Support Agreements” beginning on page 212 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq Reverse Split Proposal.

THE BOUNDLESS BIO BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NASDAQ REVERSE SPLIT PROPOSAL.

PROPOSAL NO. 3 - THE AUTHORIZED SHARE INCREASE PROPOSAL

General

At the Boundless Bio Special Meeting, Boundless Bio will ask its stockholders to approve an amendment to the Boundless Bio Charter to increase the number of authorized shares of Boundless Bio Common Stock (the “Boundless Bio Share Increase Amendment”). On    , 2026, the Boundless Bio Board of Directors approved a proposal to amend the Boundless Bio Charter to increase the number of authorized shares of Boundless Bio Common Stock from 700,000,000 shares to    , which would also have the effect of increasing the total number of authorized shares from 770,000,000, including Boundless Bio Preferred Stock, to    (the “Boundless Bio Share Increase”), in the form attached as Annex C to this proxy statement/prospectus. As of     , 2026, there were     shares of Boundless Bio Common Stock issued and outstanding, and     shares of Boundless Bio Common Stock reserved for issuance. Accordingly,     shares of the total number of Boundless Bio Common Stock currently authorized remain available for issuance or may be reserved for issuance.

Form of the Boundless Bio Share Increase Amendment

The Boundless Bio Share Increase Amendment would amend and restate the first paragraph of Article IV of the Boundless Bio Charter in its entirety as follows:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is    . The total number of shares of Common Stock that the Corporation is authorized to issue is    , having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 70,000,000, having a par value of $0.0001 per share.”

Background and Reasons for the Boundless Bio Share Increase Amendment

The Boundless Bio Charter currently authorizes the issuance of up to 700,000,000 shares of Boundless Bio Common Stock and 70,000,000 shares of Boundless Bio Preferred Stock. As of the close of business on     , 2026, there were     shares of Boundless Bio Common Stock issued and outstanding, and     shares of Boundless Bio Common Stock reserved for issuance. Accordingly,     shares of the total number of Boundless Bio Common Stock currently authorized remain available for issuance or may be reserved for issuance.

As described in greater detail in the section of this proxy statement/prospectus titled “The Merger Agreement,” pursuant to the Merger Agreement, Boundless Bio will be required to issue shares of Boundless Bio Common Stock to Serapha stockholders and to assume the Serapha Equity Incentive Plan and outstanding Serapha Options, Serapha RSUs and Serapha Warrants.

The number of shares of Boundless Bio Common Stock currently authorized and unissued and not reserved for issuance is not sufficient for (i) the issuance of Boundless Bio Common Stock pursuant to the Merger Agreement (including Boundless Bio Common Stock issuable upon the exercise of the Boundless Bio Pre-Funded Warrants) and (ii) the assumption of the Serapha Equity Incentive Plan and outstanding Serapha Options, Serapha RSUs and Serapha Warrants. In addition, there will not be sufficient shares of Boundless Bio Common Stock available for issuance in connection with possible future acquisitions, equity and equity-based financings, possible future awards under employee benefit plans and other corporate purposes that the Boundless Bio Board of Directors may determine to be desirable. Therefore, the Boundless Bio Board of Directors has determined that the Boundless Bio Share Increase Amendment is in the best interests of Boundless Bio and its stockholders.

If the Boundless Bio Share Increase Amendment is approved by stockholders, upon its effectiveness, and without giving effect to the Nasdaq Reverse Split described in Proposal No. 2 of this proxy statement/prospectus,

Boundless Bio will have a total of    authorized shares of Boundless Bio Common Stock, with     shares of Boundless Bio Common Stock issued and outstanding (as of the Record Date), and     shares reserved for issuance (as of the Record Date), leaving a balance of     shares of Boundless Bio Common Stock authorized and unissued and not reserved for any specific purpose. Such outstanding share amounts will be correspondingly adjusted to the extent the Nasdaq Reverse Split is effected prior to effectiveness of the Boundless Bio Share Increase Amendment, but the Nasdaq Reverse Split will not change the number of authorized shares of common or preferred stock. The Boundless Bio Share Increase Amendment will have no effect on the authorized shares of Boundless Bio Preferred Stock.

Except for (i) the issuance of shares of Boundless Bio Common Stock (including Boundless Bio Common Stock issuable upon the exercise of the Boundless Bio Pre-Funded Warrants) and (ii) the issuance of shares of Boundless Bio Common Stock that may result from the assumption of the Serapha Equity Incentive Plan and outstanding Serapha Options, Serapha RSUs and Serapha Warrants, each pursuant to the terms of the Merger Agreement, Boundless Bio does not currently have any plans, proposals or arrangement to issue any of its authorized but unissued shares of common stock.

Possible Effects of the Boundless Bio Share Increase Amendment

If the Boundless Bio Share Increase Amendment is approved and becomes effective, the additional authorized shares would be available for issuance at the discretion of the Boundless Bio Board of Directors and without further stockholder approval, except as may be required by law or Nasdaq rules. The additional shares of authorized Boundless Bio Common Stock would have the same rights and privileges as the shares of Boundless Bio Common Stock currently issued and outstanding. Holders of Boundless Bio Common Stock have no preemptive rights. The Boundless Bio Share Increase would not change the number of shares of common stock outstanding, nor will it have any immediate dilutive effect; however, the issuance of additional shares of Boundless Bio Common Stock authorized by the Boundless Bio Share Increase may, among other things, have a dilutive effect on earnings per share and on stockholders’ equity and voting rights. Furthermore, future sales of substantial amounts of Boundless Bio Common Stock, or the perception that these sales might occur, could adversely affect the prevailing market price of Boundless Bio Common Stock or limit Boundless Bio’s ability to raise additional capital. Boundless Bio stockholders should recognize that, as a result of this proposal, they will own a smaller percentage of shares relative to the total authorized shares of Boundless Bio than they presently own.

Appraisal or Dissenters’ Rights

Pursuant to the DGCL, stockholders are not entitled to appraisal rights or dissenters’ rights with respect to the Boundless Bio Share Increase Amendment or the Boundless Bio Share Increase.

Effectiveness of Amendment

If the Boundless Bio Share Increase Amendment is approved by the stockholders at the Boundless Bio Special Meeting, it will become effective upon the filing of a certificate of amendment, a copy of which is attached as Annex C to this proxy statement/prospectus, with the Delaware Secretary of State or such later effective date and time as specified in the certificate of amendment in accordance with Delaware law.

Copies of the Boundless Bio Charter and the certificates of amendment to the Boundless Bio Charter are available as exhibits to this proxy statement/prospectus.

The Merger is conditioned upon the approval of the Authorized Share Increase Proposal. Notwithstanding the approval of the Authorized Share Increase Proposal, if the Nasdaq Stock Issuance Proposal or the Nasdaq Reverse Split Proposal are not approved or the other closing conditions under the Merger Agreement are not satisfied or waived, the actions contemplated by the Authorized Share Increase Proposal will not be effected and the Merger will not be consummated.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the Authorized Share Increase Proposal.

THE BOUNDLESS BIO BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZED SHARE INCREASE PROPOSAL.

PROPOSAL NO. 4 - THE STOCK PLAN PROPOSAL

General

At the Boundless Bio Special Meeting, Boundless Bio will ask its stockholders to approve the Serapha Bio, Inc. 2026 Stock Incentive Plan (the “2026 Stock Plan”) to be effective on the closing date of the Merger. The 2026 Stock Plan was approved by the Boundless Bio Board of Directors on October 7, 2026, subject to stockholder approval and the consummation of the Merger. If the 2026 Stock Plan is approved by stockholders and the Merger is consummated, no further awards will be granted under the Boundless Bio, Inc. 2024 Incentive Award Plan.

The purpose of the 2026 Stock Plan is to promote and closely align the interests of employees, officers, non-employee directors and other individual service providers of the Combined Company and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2026 Stock Plan are to attract and retain the best available employees, officers, non-employee directors and other individual service providers for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the Combined Company through incentives that are consistent with the Combined Company’s goals and that link the personal interests of participants to those of the Combined Company’s stockholders. The 2026 Stock Plan allows for the grant of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), other stock-based awards and incentive bonuses (collectively, “Awards”).

Summary of the 2026 Stock Plan

The following description of the 2026 Stock Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2026 Stock Plan, a copy of which is attached as Annex K to the registration statement of which this proxy statement/prospectus is a part. Stockholders are urged to read the 2026 Stock Plan in its entirety.

Administration

The 2026 Stock Plan will be administered by the compensation committee of the Combined Company board of directors, or another committee designated by the Combined Company board of directors to administer the 2026 Stock Plan, which is referred to herein as the “Administrator.” The Administrator will have broad authority, subject to the provisions of the 2026 Stock Plan, to administer and interpret the 2026 Stock Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final. Any power of the Administrator may also be exercised by the Combined Company board of directors, except to the extent doing so would cause an Award or transaction to lose an exemption under Section 16 of the Exchange Act. Subject to the limitations in the 2026 Stock Plan, the Administrator may delegate any or all of its authority to one or more subcommittees composed of directors and/or officers of the Combined Company and may delegate day-to-day administrative authority to one or more officers, employees or agents of the Combined Company; provided that a subcommittee comprised of officers may not grant Awards to any member of such subcommittee or to any officer (within the meaning of Section 16 of the Exchange Act) or non-employee director.

Stock Subject to 2026 Stock Plan

The initial share pool under the 2026 Stock Plan will be 12% of the total number of shares of outstanding capital stock immediately following the consummation of the Merger (including Combined Company common stock, preferred stock on an as-converted basis and unexercised pre-funded warrants), subject to certain adjustments in the event of a change in the Combined Company’s capitalization. The shares that may be issued under the 2026 Stock Plan will be automatically increased on January 1 of each year beginning in 2027 and ending with a final increase on January 1, 2036 in an amount equal to 5% of the outstanding capital stock (including Combined Company common stock, preferred stock on an as-converted basis and unexercised pre-funded warrants) on the preceding December 31, unless a lower, or no, increase is determined by the Administrator. Only 200,000,000 shares of Combined Company common stock may be issued under the 2026 Stock Plan as incentive stock options (after giving effect to the Nasdaq Reverse Split). In addition, the aggregate dollar value of equity-based Awards (based on grant date fair market value) and cash compensation granted under the 2026 Stock Plan or otherwise to any non-employee director for service on the Combined Company board of directors may not exceed $750,000 during any calendar year, except that in the calendar year in which a non-employee director first joins the board or during any calendar year in which a non-employee director is designated as Chairman of the Board or Lead Director, such limit is $1,000,000.

Shares of Combined Company common stock issued under the 2026 Stock Plan may be either authorized and unissued shares or shares reacquired by the Combined Company, including shares purchased in the open market or in private transactions. On termination or expiration of an Award under the 2026 Stock Plan, in whole or in part, the number of shares of Combined Company common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the Combined Company will again become available for grant under the 2026 Stock Plan. Additionally, shares subject to Awards that are settled in cash or that otherwise do not result in the issuance of shares, shares retained or withheld by the Combined Company in payment or satisfaction of any exercise price, purchase price, or tax withholding obligation of an Award, and shares delivered (either actually or by attestation) to the Combined Company in payment or satisfaction of any exercise price, purchase price, or tax withholding obligation of an Award will be available for grant under the 2026 Stock Plan. Shares issued in respect of substitute awards granted in assumption of, or in substitution or exchange for, awards previously granted by a company acquired by the Combined Company or with which the Combined Company combines will not reduce the shares available under the 2026 Stock Plan, and, subject to applicable stock exchange rules and the other conditions set forth in the 2026 Stock Plan, shares remaining available under a stockholder-approved plan of such an acquired company may be used for Awards under the 2026 Stock Plan without reducing the share pool.

As of    , 2026, the closing price of a share of Boundless Bio Common Stock was $    per share, as reported on the Nasdaq Stock Market.

Eligibility

Current or prospective employees, officers, non-employee directors, and other individual service providers of the Combined Company and its subsidiaries will be eligible to participate in the 2026 Stock Plan, if selected by the Administrator; provided, however, that incentive stock options may only be granted to employees of the Combined Company or its subsidiary corporations within the meaning of Section 424 of the Code. Following the Merger, it is expected that approximately     employees (including     executive officers),     non-employee directors and     other individual service providers of the Combined Company will be eligible to participate in the 2026 Stock Plan.

Types of Awards

Stock Options. All stock options granted under the 2026 Stock Plan will be evidenced by a written or electronic agreement or other instrument approved by the Administrator, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, except that the term of an option other than an incentive stock option will be automatically extended if, at the time of its scheduled expiration, the participant is prohibited by law or the Combined Company’s insider trading policy from exercising the option, with such extension expiring on the 30th day after the prohibition lapses, and other terms and conditions. Subject to the express provisions of the

2026 Stock Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the Combined Company common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares, or withholding of shares deliverable upon exercise. The 2026 Stock Plan permits, without stockholder approval, the Administrator to reduce the exercise price of a previously awarded option or cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.

Stock Appreciation Rights. SARs may be granted alone or in conjunction with all or part of a stock option. The term of a SAR may not exceed 10 years, subject to the same automatic extension described above for options. A SAR granted in tandem with an option has the same exercise price as the related option, and exercise of either the SAR or the related option automatically cancels the other to the extent of the shares covered by such exercise; freestanding SARs are subject to the same terms and conditions applicable to options. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the Combined Company common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in Combined Company common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion. The 2026 Stock Plan permits, without stockholder approval, the Administrator to reduce the exercise price of a previously awarded SAR or cancel and re-grant or exchange such SAR for cash or a new Award with a lower (or no) exercise price.

Restricted Stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of stock or cash to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions. Unless the Administrator determines otherwise, holders of restricted stock are entitled to receive dividends and other distributions paid on those shares, and the Administrator will determine whether such amounts are paid in cash or reinvested in additional shares of restricted stock subject to the same restrictions. Shares underlying RSUs and other stock-based awards are entitled to dividends or dividend equivalents only to the extent provided by the Administrator.

Other Stock-Based Awards. Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of Combined Company common stock.

Incentive Bonuses. Each incentive bonus will confer upon the participant the opportunity to earn a payment, which may be subject to vesting or performance criteria established by the Administrator. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

Performance Criteria

The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Clawback

Awards will be subject to recoupment in accordance with any clawback policy that the Combined Company adopts or is required to adopt pursuant to the listing standards of any national securities exchange or association on which its securities are listed or as otherwise required by Rule 10D-1 under the Exchange Act or other applicable law.

Adjustments Upon a Change in Capitalization

In the event of a change in capitalization of the Combined Company, including any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of shares of outstanding capital stock, the share pool and outstanding Awards will be equitably adjusted by the Administrator.

Change in Control

In the event of a change in control of the Combined Company, the Administrator may (i) provide for the assumption of outstanding Awards, (ii) issue substitute awards, (iii) accelerate vesting or waive any forfeiture conditions, (iv) accelerate the exercisability of the award, (v) make any other adjustments to outstanding Awards as deemed to be appropriate or (vi) provide for the cancellation and cash-out of outstanding Awards; however, unless the Administrator determines otherwise, if Awards are not assumed, continued or substituted for in connection with the change in control, then all such outstanding Awards will become fully vested and exercisable immediately prior to the change in control (with performance based on target or actual achievement as determined by the Administrator). For these purposes, a “change in control” is defined in the 2026 Stock Plan and expressly excludes the transactions contemplated by the Merger Agreement.

Amendment and Termination

The Combined Company board of directors will have the right to amend, alter, suspend, or terminate the 2026 Stock Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2026 Stock Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for the Combined Company, the 2026 Stock Plan, or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2026 Stock Plan will automatically terminate as to the grant of future awards, unless earlier terminated by the Combined Company board of directors, on August 26, 2036.

Federal Income Tax Consequences

The following is a summary of the U.S. federal income tax treatment applicable to the Combined Company and the participants who receive Awards under the 2026 Stock Plan based on the federal income tax laws in effect on the date of this proxy statement/prospectus. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances.

The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Code), or tax laws other than U.S. federal income tax law. Because individual circumstances may vary, each participant is urged to consult their own tax advisor concerning the tax implications of Awards granted under the 2026 Stock Plan.

Incentive Stock Options

Options granted under the 2026 Stock Plan may be either incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet such requirements. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for ordinary income tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. Unless there is a “disqualifying disposition”, as described below, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. A disqualifying disposition occurs if the disposition is less than two years after the date of grant or less than one year after the exercise date. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be a capital gain or loss. If the optionee makes a disqualifying disposition of the purchased shares, then the Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction for the taxable year in which such disposition occurs equal to the amount of ordinary income recognized by the optionee as a result of the disposition. The Combined Company will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.

Nonqualified Stock Options

No taxable income is recognized by an optionee upon the grant of a non-qualified stock option. The optionee in general will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. The Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-qualified stock option.

Stock Appreciation Rights

No taxable income is recognized upon receipt of a SAR. The participant will recognize ordinary income in the year in which the SAR is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in effect for the exercised right, and the participant will be required to satisfy the tax withholding requirements applicable to such income. The Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the SAR.

Restricted Stock Awards

A participant who receives unvested shares of Combined Company common stock will not recognize any taxable income at the time those shares are granted but will have to report as ordinary income, as and when the restrictions constituting a substantial risk of forfeiture lapse, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the amount paid (if any) for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (a) the fair market value of those shares on the issue date over (b) the amount paid (if any) for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the shares subsequently vest. The Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time such ordinary income is recognized by the participant.

Restricted Stock Units, Other Stock-Based Awards, Incentive Bonuses

Generally, no taxable income is recognized upon the grant of RSUs, other stock-based awards or incentive bonuses. The participant will recognize ordinary income in the year in which the award is settled in shares or cash. The amount of that income will be equal to the fair market value of the shares on the date of issuance or the amount of the cash paid in settlement of the award, and the participant will be required to satisfy the tax withholding requirements applicable to the income. The Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued or the cash amount is paid.

Deductibility of Executive Compensation

Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any “covered employee” in excess of $1.0 million. It is expected that compensation deductions for any covered employee with respect to awards granted under the 2026 Stock Plan will be subject to the $1.0 million annual deduction limitation.

New Plan Benefits

Boundless Bio cannot currently determine the benefits or number of shares subject to Awards that may be granted in the future to eligible participants under the 2026 Stock Plan because the grant of Awards and terms of such Awards are to be determined in the sole discretion of the Administrator.

The Merger is not conditioned upon the approval of the Stock Plan Proposal. However, the Stock Plan Proposal is conditioned on the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the Stock Plan Proposal, if the Nasdaq Stock Issuance Proposal is not approved, the actions contemplated by the Stock Plan Proposal will not be effected and the Merger will not be consummated.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the Stock Plan Proposal.

THE BOUNDLESS BIO BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE STOCK PLAN PROPOSAL.

PROPOSAL NO. 5 - THE ESPP PROPOSAL

General

At the Boundless Bio Special Meeting, Boundless Bio will ask its stockholders to approve the Serapha Bio, Inc. 2026 Employee Stock Purchase Plan (the “2026 ESPP”) to be effective on the closing date of the Merger. The 2026 ESPP was approved by the Boundless Bio Board of Directors on October 7, 2026, subject to stockholder approval and the consummation of the Merger. If the 2026 ESPP is approved by stockholders and the Merger is consummated, the Boundless Bio, Inc. 2024 Employee Stock Purchase Plan will be terminated, and no further shares will be issued thereunder.

The purpose of the 2026 ESPP is to provide employees of the Combined Company and its designated subsidiaries with an opportunity to purchase shares of the Combined Company common stock through accumulated contributions. The 2026 ESPP, and the rights of participants to make purchases thereunder, is intended to qualify under Section 423 of the Code; however, sub-plans that do not meet the requirements of Section 423 of the Code may be established for the benefit of eligible employees of non-U.S. subsidiaries of the Combined Company.

Summary of the ESPP

The following description of the 2026 ESPP is not intended to be complete and is qualified in its entirety by the complete text of the 2026 ESPP, a copy of which is attached as Annex L to the registration statement of which this proxy statement/prospectus is a part. Stockholders are urged to read the 2026 ESPP in its entirety.

Administration

The 2026 ESPP will be administered by the compensation committee of the Combined Company board of directors or another committee designated by the Combined Company board of directors to administer the 2026 ESPP, which is referred to herein as the “ESPP Administrator.” All questions of interpretation of the 2026 ESPP are determined by the ESPP Administrator, whose decisions are final and binding upon all participants. The ESPP Administrator may delegate, subject to applicable law, its responsibilities under the 2026 ESPP to one or more other persons, and has delegated day-to-day administration of the 2026 ESPP to the Chief Financial Officer (or such other officer with similar authority). The ESPP Administrator may adopt rules or procedures relating to the operation and administration of the 2026 ESPP to accommodate the specific requirements of local laws and procedures, including to adopt sub-plans for participants outside of the United States.

Stock Subject to ESPP

The initial share pool under the 2026 ESPP will be the lesser of (i) 1% of the total number of shares of outstanding capital stock immediately following the consummation of the Merger (including Combined Company common stock, preferred stock on an as-converted basis and unexercised pre-funded warrants) or (ii) 7,500,000 shares (after giving effect to the Nasdaq Reverse Split), subject to certain adjustments in the event of a change in the Combined Company’s capitalization. The shares that may be issued under the 2026 ESPP will be automatically increased on January 1 of each year beginning in 2027 and ending with a final increase on January 1, 2036 in an amount equal to the lesser of 1% of the outstanding capital stock (including Combined Company common stock, preferred stock on an as-converted basis and unexercised pre-funded warrants) on the preceding December 31 or 8,000,000 shares (after giving effect to the Nasdaq Reverse Split), unless a lower, or no, increase is determined by the ESPP Administrator. Shares of Combined Company common stock issued under the 2026 ESPP may either be shares of authorized but unissued Combined Company common stock, Combined Company common stock held as treasury shares, or Combined Company common stock acquired in an open-market transaction.

If the total number of shares to be purchased by all participants on any exercise date (as defined below) exceeds the number of shares remaining available for issuance under the 2026 ESPP, the ESPP Administrator may make a pro rata allocation of the remaining available number of shares in as uniform a manner as possible and as the ESPP Administrator determines to be equitable.

As of     , 2026, the closing price of a share of Boundless Bio Common Stock was $     per share, as reported on the Nasdaq Stock Market.

Eligibility

All employees of the Combined Company or a designated subsidiary of the Combined Company (as defined in the 2026 ESPP) who customarily work for more than 20 hours per week and more than five months in any calendar year and satisfy the requirements set forth in the 2026 ESPP will be eligible to participate in the 2026 ESPP. An employee generally must also have been employed by the Combined Company for at least 30 calendar days (or such other period as the ESPP Administrator determines) immediately preceding the applicable enrollment date. However, any employee who would own (or pursuant to Section 424(d) of the Code would be deemed to own) 5% or more of the total combined voting power or value of all classes of capital stock of the Combined Company or any parent or subsidiary (taking into account both stock owned and outstanding options to purchase stock) immediately after a grant under the 2026 ESPP is not eligible to participate. In addition, no participant may accrue rights to purchase stock under all employee stock purchase plans of the Combined Company and its parents and subsidiaries at a rate exceeding $25,000 of fair market value of stock (determined at the time the option is granted) for each calendar year in which the option is outstanding at any time. Following the Merger, it is expected that approximately      employees will be eligible to participate in the 2026 ESPP.

Offering Periods

The 2026 ESPP is generally implemented by a series of “offering periods”. Offering periods may not exceed 27 months, an offering period may include one or more purchase periods, and the ESPP Administrator may change the duration and commencement dates of offering periods and purchase periods without stockholder approval.

Payroll Deductions

To participate in an offering period, an eligible employee must execute and submit a properly completed subscription agreement on or before a date determined by the ESPP Administrator prior to the applicable enrollment date, or follow an electronic or other enrollment procedure determined by the ESPP Administrator. Once enrolled in the 2026 ESPP, a participant purchases shares of the Combined Company’s common stock with accumulated contributions on the exercise date, which is the last trading day of each purchase period. Once an offering period is over, a participant is automatically enrolled in the next offering period unless the participant chooses to withdraw from the 2026 ESPP.

Each subscription agreement will request a deduction in an amount expressed as a whole percentage between 1% and 15% and all payroll deductions will be credited to the eligible employee’s account. The maximum permissible contribution by any participant for all offering periods during any calendar year is $25,000. The ESPP Administrator may also permit participants in a specified offering to contribute by cash, check or other means. Unless the ESPP Administrator determines otherwise, a participant may not increase or decrease his or her rate of contributions during a purchase period, but may do so effective as of the beginning of each purchase period, and a participant’s contributions may be decreased to 0% at any time to the extent necessary to comply with Section 423(b)(8) of the Code. No interest will be paid on any amount held in the account of any eligible employee.

Option Grant

On the first trading day of each offering period, each eligible employee participating in such offering period will be granted an option to acquire shares of Combined Company common stock on the exercise date. All participants granted options under the 2026 ESPP will have the same rights and privileges consistent with the requirements set forth in Section 423 of the Code. No eligible employee will be permitted to purchase more than 2,500 shares (after giving effect to the Nasdaq Reverse Split) of Combined Company common stock during each purchase period.

Purchase Price

The price per share at which shares are purchased under the 2026 ESPP is 85% of the fair market value of the Combined Company common stock on the first trading day of the offering period or on the exercise date (the last trading day of the applicable purchase period), whichever is lower. The ESPP Administrator may determine a different purchase price for subsequent offering periods, subject to compliance with Section 423 of the Code and other applicable law.

Exercise of Options

On each exercise date, unless the participant has withdrawn from the 2026 ESPP, accumulated contributions are applied automatically to purchase shares of common stock at the price described above. The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price, rounded down to the nearest whole share.

Any payroll deductions accumulated in a participant’s account that are not sufficient to purchase a full share will, unless the ESPP Administrator determines otherwise, be retained in the participant’s account for the subsequent purchase period or offering period (subject to earlier withdrawal in accordance with the terms of the 2026 ESPP). Any other amounts of payroll deductions in a participant’s account that are not used for the purchase of shares of Combined Company common stock, whether because of the participant’s withdrawal, because the amount would enable the participant to purchase more than the maximum number of shares, or for any other reason, will be returned to the participant, without interest, as soon as administratively practicable after such withdrawal, exercise date or other event, as applicable.

Cancellation and Withdrawal

Participants may cancel all (but not less than all) of their options and terminate their subscription agreement by delivering a written notice revoking their subscription to the Combined Company or by following an electronic or other withdrawal procedure determined by the ESPP Administrator. Upon such termination and cancellation, the balance in the participant’s account will be returned to the participant, without interest, as soon as administratively practicable thereafter.

Termination of Employment or Eligibility

Upon the termination of a participant’s employment with the Combined Company (or a designated subsidiary, as applicable) for any reason or if a participant loses eligibility to participate in the 2026 ESPP, the participant’s option will be deemed cancelled, the balance in the participant’s account will be returned to the participant (or his or her estate or designated beneficiary in the event of the participant’s death), without interest, as soon as administratively practicable, and the participant will have no other rights under the 2026 ESPP.

Transferability

Rights to purchase Combined Company common stock under the 2026 ESPP may not be assigned, transferred, pledged, or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided under the beneficiary designation provisions of the 2026 ESPP) by a participant and may be exercised during a participant’s lifetime only by the participant.

Adjustments Upon a Change in Capitalization

In the event of any dividends or other distributions (whether in the form of cash, shares of Combined Company common stock, other securities or other property), recapitalizations, stock splits, reverse stock splits, reorganizations, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Combined Company common stock, or other change in the corporate structure of the Combined Company affecting the Combined Company common stock, the ESPP Administrator will, in the manner it deems equitable in order to prevent dilution or enlargement of the benefits intended to be made available under the 2026 ESPP, adjust the number and class of shares available under the 2026 ESPP, the purchase price per share, the number of shares covered by each outstanding option and the numerical share limits under the 2026 ESPP. In the event of a proposed dissolution or liquidation of the Combined Company, any offering period then in progress will be shortened by setting a new exercise date occurring before the dissolution or liquidation and will terminate immediately prior to its consummation, unless the ESPP Administrator provides otherwise.

Merger or Other Corporate Transaction

In the event of a merger, sale, or other similar corporate transaction involving the Combined Company, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the option, the offering period with respect to which such option relates will be shortened by setting a new exercise date on which such offering period shall end. The new exercise date will occur before the date of the Combined Company’s proposed merger, sale, or other similar corporate transaction.

Amendment and Termination

The ESPP Administrator may amend, suspend or terminate the 2026 ESPP at any time and, in the event of a termination of the 2026 ESPP, may terminate all outstanding offering periods (and return each participant’s account balance to the participant) or allow outstanding offering periods to expire in accordance with their terms. The 2026 ESPP will continue in effect until terminated by the ESPP Administrator.

Federal Income Tax Consequences

The following is a brief description of the federal income tax treatment that will generally apply to the grant and exercise of rights under the 2026 ESPP, based on federal income tax laws in effect on the date of this proxy statement/prospectus. The exact federal income tax treatment of options under the 2026 ESPP will depend on the specific nature of any such option and the individual tax attributes of the participant. The following summary is not intended to be exhaustive and, among other considerations, does not describe gift, estate, social security, state, local or international tax consequences. In addition, if one or more sub-plans are established for employees of non-U.S. subsidiaries, the tax rules may be different than discussed below.

The 2026 ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and, as a result, employees who participate in the 2026 ESPP will be afforded favorable tax treatment subject to meeting certain requirements specified by the Code. In general, there are no federal income tax consequences to a participant upon the grant of the option to purchase shares under the 2026 ESPP at the beginning of an offering period or upon its exercise on the exercise date at the end of a purchase period. Upon the disposition of shares of common stock acquired upon exercise of an option, the participant will generally be subject to tax and the nature and amount of the tax will depend on whether the employee has satisfied the statutory holding period.

If the employee holds shares acquired under the 2026 ESPP for at least two years from the grant date of his or her option and at least one year from the date he or she acquired the shares (referred to as the “statutory holding period”), any gain on the sale of the shares will be taxed as ordinary income to the extent of the lesser of (i) 15% of the fair market value of the shares on the grant date (i.e., the first day of the offering period), or (ii) the amount by which the fair market value of the shares on the date of sale exceeds the purchase price paid for the shares. Any additional gain or loss will be taxed as long-term capital gain or loss.

If the participant sells or otherwise disposes of the shares before the expiration of the statutory holding period, then in the year of such “disqualifying” disposition, the participant will be required to recognize ordinary income equal to the difference between the fair market value of the shares on the date of the exercise of the option and the exercise price of the option. Any additional gain or loss will be short-term or long-term capital gain or loss depending on the length of time the employee has held the shares.

The Combined Company is not entitled to any deduction with respect to the difference between the fair market value of the common stock and the option exercise price if the participant satisfies the statutory holding period described above. If shares are sold before the statutory holding period is satisfied, the Combined Company (or, if applicable, the affiliate employer) is entitled to a tax deduction for any ordinary income recognized by the participant.

New Plan Benefits

The benefits that will be received by or allocated to eligible employees under the 2026 ESPP cannot be determined at this time because the amount of payroll deductions contributed to purchase shares of Combined Company common stock under the 2026 ESPP is entirely within the discretion of each participant (subject to the limitations discussed above).

The Merger is not conditioned upon the approval of the ESPP Proposal. However, the ESPP Proposal is conditioned on the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the ESPP Proposal, if the Nasdaq Stock Issuance Proposal is not approved, the actions contemplated by the ESPP Proposal will not be effected and the Merger will not be consummated.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the ESPP Proposal.

THE BOUNDLESS BIO BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ESPP PROPOSAL.

PROPOSAL NO. 6 - THE ADJOURNMENT PROPOSAL

If Boundless Bio fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2 and 3, Boundless Bio may propose to adjourn the Boundless Bio Special Meeting, for a period of not more than 45 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2 and 3. Boundless Bio currently does not intend to propose adjournment at the Boundless Bio Special Meeting if there are sufficient votes to approve Proposal Nos. 1, 2 and 3.

If a quorum is not present at the Boundless Bio Special Meeting, under the Boundless Bio Bylaws, the person presiding over the meeting or a majority in voting power of the stockholders entitled to vote at the meeting, present at the meeting or represented by proxy, may adjourn the Boundless Bio Special Meeting.

The Merger is not conditioned upon the approval of the Adjournment Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares “FOR” the Adjournment Proposal.

THE BOUNDLESS BIO BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

BOUNDLESS BIO’S BUSINESS

Overview

Boundless Bio is a clinical-stage oncology company dedicated to unlocking a new paradigm in cancer therapeutics that addresses the significant unmet need in patients with oncogene amplified tumors by interrogating extrachromosomal DNA (“ecDNA”), a root cause of oncogene amplification observed in 14 to 17% of cancer patients.

ecDNA are large circular units of nuclear DNA that are a primary mechanism of gene amplification and are detected only in cancer cells, not in healthy cells. Despite tremendous advancements in treating cancer broadly, patients with oncogene amplified cancers generally derive little benefit from existing therapies, such as molecular targeted therapies or immunotherapies, and have worse survival rates than patients without oncogene amplification. Using Boundless Bio’s proprietary Spyglass platform, Boundless Bio was focused on identifying targets essential for ecDNA functionality in oncogene amplified cancer cells, then designing and developing small molecule drugs called ecDNA-directed therapeutic candidates (“ecDTx”) to inhibit those targets, with the aim to prevent cancer cells from using chromosomal instability (“CIN”) and ecDNA amplification biology to grow, adapt, and become resistant to existing therapies. Instead of directly targeting the proteins produced by amplified oncogenes, which is the approach of traditional targeted therapies, Boundless Bio’s ecDTx are intended to be synthetic lethal in tumor cells reliant on ecDNA amplification biology. In the context of drug development, synthetic lethality is a therapeutic approach wherein using a drug to inhibit one target is lethal to cancer cells harboring a specific genetic alteration to a second target, but not lethal to healthy cells that lack the genetic alteration to the second target. Accordingly, Boundless Bio’s ecDTx were designed to preferentially kill ecDNA-enabled cancer cells, but not healthy cells. They were engineered to disrupt the underlying cellular machinery that enables ecDNA or functional amplification.

Recent Developments

On June 22, 2026, Boundless Bio entered into the Merger Agreement with Serapha and Merger Sub, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Serapha, with Serapha continuing as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the Merger. The Merger is intended to qualify for federal income tax purposes as (1) a tax-free reorganization under the provisions of Section 368(a) of the Code and/or (2) an exchange of shares of Serapha Capital Stock for Boundless Bio Common Stock under Section 351(a) of the Code. In connection with the signing of the Merger Agreement, Boundless Bio announced a workforce reduction of approximately 75%.

Following completion of the Merger, the Combined Company plans to focus on advancing SERP-01, an investigational in vivo base editing therapy for AATD, and does not intend to continue development of any of Boundless Bio’s legacy ecDTx. Boundless Bio may continue to evaluate opportunities for its product candidates, which may include a sale, license, transfer, disposition, divestiture or other monetization transaction to a third party or to a related party so long as the transaction would not result in material post-closing obligations to the Combined Company without Serapha’s consent. If the Merger is not completed, Boundless Bio may continue to explore development opportunities for its ecDTx and pursue other strategic alternatives, including collaborations, financing opportunities or a transaction similar to the proposed Merger, or liquidation.

Boundless Bio’s Historical Platform and Product Candidates

Boundless Bio’s lead ecDTx is BBI-940, a novel, oral, selective degrader that targets a previously undrugged kinesin involved in DNA segregation, including ecDNA segregation during mitosis. In February 2026, Boundless Bio initiated a Phase 1, open-label, multicenter, first-in-human clinical trial of BBI-940 in patients with estrogen receptor positive and human epidermal growth factor receptor 2 negative (“ER+/HER2-”) breast cancer who have progressed following treatment with a cyclin-dependent kinase 4/6 inhibitor (“CDK4/6 inhibitor”) plus endocrine therapy, as well as patients with triple-negative breast cancer luminal androgen receptor subtype (“TNBC-LAR”). Boundless Bio refers to this trial as KOMODO-1 (for Kinesin Oral Molecular Degrader for Oncology-1). In June 2026, Boundless Bio announced that based on preliminary exposure data obtained in the early dose escalation cohorts of the KOMODO-1 clinical trial, Boundless Bio believed that the observed pharmacokinetic exposure data, indicating that human oral bioavailability of BBI-940 was significantly lower than what had been predicted based on preclinical studies, did not support continued clinical development of BBI-940.

Boundless Bio had been investigating BBI-355, a novel, oral, selective inhibitor of checkpoint kinase 1 (“CHK1”) designed to target replication stress in oncogene amplified cancers in a first-in-human Phase 1/2 clinical trial in patients with oncogene amplified cancers that it refers to as POTENTIATE (for Precision Oncology Trial Evaluating Novel Therapeutic Interrupting Amplifications Tied to ecDNA) (clinicaltrials.gov identifier NCT05827614). In the POTENTIATE trial, Boundless Bio used an internally developed ecDNA diagnostic clinical trial assay, which it refers to as ECHO (ecDNA Harboring Oncogenes), to detect ecDNA in patient tumor samples by analyzing genomic data from routine next generation sequencing (“NGS”) tests. In May 2025, Boundless Bio announced that it discontinued the monotherapy arm and combination arms of BBI-355 with third-party targeted therapies in the POTENTIATE trial based on initial trial data. During 2025, it wound down those initial arms of the POTENTIATE trial. Boundless Bio had been continuing to investigate BBI-355 in combination with BBI-825, a novel oral, selective inhibitor of ribonucleotide reductase (“RNR”) designed to target ecDNA assembly and repair; however, in January 2026, following a strategic portfolio review, Boundless Bio elected to cease enrollment of the POTENTIATE trial due to market considerations, clinical data, and prioritization of its BBI-940 program and will no longer invest in the development of ECHO.

Previously, in December 2024, following an assessment of preliminary PK data, Boundless Bio made the strategic decision not to proceed with evaluation of BBI-825 in a first-in-human, open-label, non-randomized, 3-part, Phase 1/2 clinical trial of BBI-825 referred to as STARMAP (for Study Treating Acquired Resistance: MAPK Amplifications). In STARMAP, BBI-825 was being evaluated in patients with solid tumors, including those with BRAFV600E or KRASG12Cmutated colorectal cancer that developed resistance oncogene amplifications. Boundless Bio completed the winddown of the STARMAP trial in 2025.

Boundless Bio’s Historical Pipeline and Platform

Spyglass is Boundless Bio’s proprietary platform that leverages ecDNA biology to identify new cancer drug targets. These targets span multiple, diverse synthetic lethal nodes in oncogene amplified cancers. In addition to the ecDTx programs described above, Boundless Bio had preclinically validated multiple additional targets and conducted ecDTx drug discovery efforts to identify candidates against certain targets. All of Boundless Bio’s ecDTx have been discovered internally, and it retains global rights for all of its programs.

Oncogene Amplified Cancers and the Role of Extrachromosomal DNA

Cancers with gene amplifications are characterized by the abnormal presence of more than two copies of any gene within the human genome; when more than eight copies of a gene are present, this is often referred to as high copy number gene amplification. Genes whose activating mutation or amplification are associated with cancer are referred to as oncogenes. Targeted therapies and immunotherapies have proven largely ineffective in oncogene amplified cancers.

Chromosomal instability and tumor variability, or heterogeneity, account for many failures of targeted therapies in patients with cancer. Oncogene amplification is a consequence of chromosomal instability, arising through either numerical and/or structural alterations in chromosomes including the formation of ecDNA. It has long been recognized that oncogenes can be amplified not only on chromosomes but also on ecDNA. ecDNA are cancer- specific, circular fragments of genomic DNA that often encode full-length genes and regulatory regions such as promoters. ecDNA are physically separate from chromosomes, but still reside in the nucleus, and have unique properties that make them a common cellular mechanism for oncogene amplification. Oncogenes amplified on ecDNA have features that distinguish them from amplifications located on chromosomes, including overexpression and heterogeneity, that uniquely enable amplification-dependent, ecDNA-enabled tumors to rapidly adapt and evade therapeutics such as targeted therapies. The rapid adaptability afforded by ecDNA-enabled genomic plasticity, including oncogene switching, helps account for the failure of targeted therapies against oncogene amplification-driven tumors, as well as amplification-driven resistance.

Boundless Bio’s Historical Approach to Treating ecDNA-Enabled Cancer

Boundless Bio explored the ecDNA lifecycle to identify nodes of synthetic lethality in cancers reliant on amplification biology. In contrast to current precision medicine approaches that focus on targeting proteins that result directly from mutations or fusions of oncogenes such as EGFR, BRAF, and ALK, Boundless Bio’s precision medicine approach centered on disrupting ecDNA functionality in the cancer cells of patients who are genomically selected based on the presence of ecDNA-enabled amplification in their tumors. Instead of targeting the specific protein products of the oncogenes encoded by ecDNA, Boundless Bio’s novel small molecule ecDTx were designed to inhibit cellular machinery proteins that enable ecDNA to function properly, such as those critical for ecDNA formation, expression, replication, repair, and segregation.

Boundless Bio built its proprietary Spyglass platform to identify specific, druggable targets essential to ecDNA formation and function in cancer cells. To its knowledge, Spyglass is the only platform for identifying ecDNA-enabled vulnerabilities in cancer. Boundless Bio preclinically validated each drug target through its purpose-built validation funnel consisting of multiple oncogene amplified cancer models. The targets that it identified and preclinically validated represented synthetic lethalities for oncogene amplified or other chromosomally unstable tumors.

Spyglass consists of the following elements: a heavily curated library of oncogene amplified cancer model systems, including ecDNA-enabled models, and control models; a suite of custom-built analytical tools designed to detect, quantify, characterize, monitor, and perturb ecDNA; and large databases to understand amplification biology.

Boundless Bio’s Prior Lead ecDTx: BBI-940 Kinesin Degrader

Boundless Bio’s prior lead ecDTx, BBI-940, is a novel, oral, selective kinesin degrader that was being developed for the treatment of patients with ER+/HER2- breast cancer who have progressed following treatment with a CDK4/6 inhibitor plus endocrine therapy, as well as patients with TNBC-LAR. BBI-940 targets a specific kinesin protein, referred to here as Kinesin, that functions in chromosome alignment and proper cell division. In February 2026, Boundless Bio initiated the KOMODO-1 trial, a Phase 1, open-label, multicenter, first-in-human clinical trial of BBI-940 in patients with ER+/HER2- metastatic breast cancer who have progressed following treatment with a CDK4/6 inhibitor plus endocrine therapy, as well as in patients with metastatic TNBC-LAR. In June 2026, Boundless Bio announced that based on preliminary exposure data obtained in the early dose escalation cohorts of the KOMODO-1 clinical trial, Boundless Bio believed that the observed pharmacokinetic exposure data, indicating that human oral bioavailability of BBI-940 was significantly lower than what had been predicted based on preclinical studies, did not support continued clinical development of BBI-940.

Boundless Bio’s Other Prior Programs

Boundless Bio had been investigating BBI-355, a novel, oral, selective inhibitor of CHK1 designed to target replication stress in oncogene amplified cancers, in a first-in-human Phase 1/2 clinical trial in patients with oncogene amplified cancers in the POTENTIATE trial. In May 2025, Boundless Bio announced that it discontinued the monotherapy arm and combination arms of BBI-355 with third-party targeted therapies in the POTENTIATE trial based on initial trial data. During 2025, it wound down those initial arms of the trial. Boundless Bio had been continuing to investigate BBI-355 in combination with BBI-825, a novel oral, selective inhibitor of RNR designed to target ecDNA assembly and repair; however, in January 2026, following a strategic portfolio review, Boundless Bio elected to cease enrollment of this last arm of the POTENTIATE trial due to market considerations, clinical data, and prioritization of its BBI-940 program and will no longer invest in the development of ECHO, which is an ecDNA diagnostic clinical trial assay used in the POTENTIATE trial.

Previously, in December 2024, following an assessment of preliminary PK data, Boundless Bio made the strategic decision not to proceed with evaluation of BBI-825 in the STARMAP trial, a first-in-human, open-label, non-randomized, 3-part, Phase 1/2 clinical trial. In STARMAP, BBI-825 was being evaluated in patients with solid tumors, including those with BRAFV600E or KRASG12Cmutated colorectal cancer that developed resistance oncogene amplifications. Boundless Bio completed the winddown of the STARMAP trial in 2025.

Spyglass Drug Discovery Platform

Spyglass is Boundless Bio’s internal proprietary platform used to identify targets that exploit cellular vulnerabilities of oncogene amplified cancers. In addition to its programs described above, Boundless Bio had preclinically validated multiple additional targets and had initiated ecDTx drug discovery efforts to identify potential candidates against such targets. All of Boundless Bio’s ecDTx have been discovered internally, and it retains global rights for all of its programs.

Competition

The biotechnology and pharmaceutical industries are characterized by rapid evolution of technologies and understanding of disease etiology, intense development and commercial competition, and a strong emphasis on intellectual property. If Boundless Bio decides to develop any current or future ecDTx, it expects competition from multiple sources, including major biopharmaceutical, specialty pharmaceutical, and existing or emerging biotechnology companies, academic research institutions, governmental agencies, and public and private research institutions worldwide. Many of its competitors, either alone or through collaborations, have or will have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than Boundless Bio does. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies may be or may become interested in developing ecDNA-directed therapeutic candidates and may rapidly develop programs that compete with those of Boundless Bio by studying ecDNA at scale in the context of oncogene amplified cancer. Even if they do not advance programs with the same mechanism(s) of action as that of Boundless Bio, these companies could develop products or product candidates that are competitive with Boundless Bio’s or that have a superior product profile and may do so at a rapid pace. In connection with any such development, Boundless Bio faces competition from segments of the pharmaceutical, biotechnology, and other related markets that pursue development of precision oncology therapies for patients with genetically defined cancers. In addition, Boundless Bio may face competition from companies developing product candidates that are based on synthetic lethality in cancer.

Furthermore, if such development is pursued, Boundless Bio also faces competition more broadly across the oncology market for cost-effective and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation, and drug therapy, including chemotherapy, hormone therapy, biologic therapy, such as monoclonal and bispecific antibodies, antibody-drug conjugates, radiopharmaceuticals, immunotherapy, cell-based therapy, and targeted therapy, or a combination of any such methods. There are a variety of available drug therapies marketed for cancer. In addition, many companies are developing new oncology therapeutics, and Boundless Bio cannot predict what the standard of care will be in the future.

Intellectual Property

As of July 15, 2026, Boundless Bio’s intellectual property portfolio included 21 patent families solely owned by it, which include 5 pending U.S. provisional applications, 16 pending U.S. non-provisional patent applications, 5 issued U.S. patents, pending applications in China, Europe, Hong Kong, Japan, and Taiwan, as well as 3 pending applications filed pursuant to the Patent Cooperation Treaty (“PCT”). Boundless Bio cannot be sure that patents will be granted with respect to any of its pending patent applications if it were to decide to continue pursuing any of them, or with respect to any patent applications it may own or license in the future, nor can it be sure that any patents it may own or license in the future would be useful in protecting its technology. Please see “Risk Factors — Risks Related to Boundless Bio’s Intellectual Property” for additional information on the risks associated with Boundless Bio’s intellectual property strategy and portfolio.

Intellectual Property Relating to Kinesin Program

With regard to Boundless Bio’s prior Kinesin program, including BBI-940, as of July 15, 2026, it owned 4 patent families, including 4 pending U.S. provisional applications, 1 pending U.S. non-provisional patent application, 2 pending applications in Taiwan, as well as 2 pending applications filed pursuant to the PCT. These patent rights relate to compositions of matter, as well as methods of treating diseases using Kinesin inhibitors and degraders. Boundless Bio expects these patents and patents issued from these applications, if any and if Boundless Bio decides to pursue them, to expire in 2042-2047 without accounting for any patent term adjustment or extension that may be available.

Other Intellectual Property

With regard to Boundless Bio’s prior CHK1 program, including BBI-355, as of July 15, 2026, it owned 9 patent families, for which it had been pursuing 1 pending U.S. provisional application, 7 pending U.S. non-provisional patent applications, 4 issued U.S. patents, pending applications in China, Europe, Hong Kong, and Japan, as well as 1 pending application filed pursuant to the PCT. These patent rights relate to compositions of matter, as well as methods of treating diseases using CHK1 inhibitors. Boundless Bio expects these patents and patents issued from these applications, if any, to expire in 2041-2046 without accounting for any patent term adjustment or extension that may be available.

With regard to Boundless Bio’s prior RNR program, including BBI-825, as of July 15, 2026, it owned 7 families (2 of which also cover its CHK1 program), for which it is currently pursuing 1 pending U.S. provisional application, 5 pending U.S. non-provisional patent applications, 1 issued U.S. patent, pending applications in China, Europe, Hong Kong, and Japan, as well as 1 pending application filed pursuant to the PCT. These patent rights relate to the compositions of matter, as well as methods of treating diseases using RNR inhibitors. Boundless Bio expects patents issued from these applications, if any and if Boundless Bio decides to pursue them, to expire in 2041-2046 without accounting for any patent term adjustment or extension that may be available.

With regard to Boundless Bio’s precision medicine approach, it developed a proprietary diagnostic to detect ecDNA based on the data outputs from NGS tests routinely used to profile patient tumor samples. As of July 15, 2026, it owned 1 patent family related to methods of detecting ecDNA signatures in cancers for which it had been pursuing 1 pending U.S. non-provisional patent application. Boundless Bio expects patents issued from this application, if any and if Boundless Bio decides to pursue it, to expire in 2044 without accounting for any patent term adjustment or extension that may be available. Boundless Bio also protects the intellectual property related to ecDNA detection as a trade secret.

Duration of Intellectual Property Protection

The term of individual patents depends upon the laws of the countries in which they are obtained. In most countries in which Boundless Bio has filed, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. Under certain circumstances, the term of U.S. patents may be adjusted for delays encountered during prosecution that are caused by the USPTO. Additionally, the term of a patent as it specifically relates to an FDA regulated product may be extended. For example, for drugs that are regulated by the FDA under the Hatch-Waxman Act, the FDA is permitted to extend the exclusivity term that covers such drug for up to five years beyond the normal expiration date of the patent, depending on the timing of the issuance of the patent, the IND filing, the NDA filing and the approval date, and provided that the term of the patent does not extend beyond 14 years from the NDA approval date.

Manufacturing

Boundless Bio does not own or operate, and currently has no plans to establish, any manufacturing facilities. Boundless Bio has relied, and expects to continue to rely, on third parties for the manufacture of any ecDTx for any future preclinical and clinical testing, as well as for commercial manufacture if it develops any ecDTx and any of such ecDTx were to obtain marketing approval.

Government Regulation

Government authorities in the United States, at the federal, state, and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and post-approval activities of drug and biological product candidates, such as those Boundless Bio is developing.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations. Drugs are also subject to other federal, state, and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, and local statutes and regulations require the expenditure of substantial time and financial resources. The process required by the FDA before a new drug may be marketed in the United States generally involves the following:

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completion of nonclinical or preclinical laboratory tests, animal studies, and formulation studies, with certain studies conducted in accordance with Good Laboratory Practice (“GLP”) regulations, and other applicable regulations;

•	submission to the FDA of an Investigational New Drug Application (“IND”), which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board (“IRB”) or ethics committee at each clinical site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice regulations (“GCPs”) to evaluate the safety and efficacy of the product candidate for its intended use;

•	submission to the FDA of an NDA after completion of all pivotal trials;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current Good Manufacturing Practice requirements (“cGMPs”) to assure that the facilities, methods, and controls are adequate to preserve the drug’s identity, strength, quality, and purity;

•	satisfactory completion of potential inspection of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Once a product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies. An IND sponsor must submit, among other things, the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND. An IND is a request for allowance from the FDA to administer an investigational drug product to humans. An IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the trial includes an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns about ongoing or proposed clinical trials or non-compliance with specific FDA requirements, and in such case, the trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted. FDA may also place a trial on a partial clinical hold. A partial clinical hold is a delay or suspension of only part of the clinical work requested or ongoing under the IND. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation (or full investigation in the case of a partial clinical hold) may only begin or resume after the FDA has notified the sponsor that the investigation may proceed.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs, which include, among other things, the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials must be conducted under protocols detailing, among other things, the objectives of the trial, dosing procedures, subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and a separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure. The sponsor must report to the FDA any suspected adverse reaction that is both serious and unexpected within fifteen days after the sponsor’s initial receipt of the information. The sponsor must also report to the FDA any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

Furthermore, an independent IRB at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the trial until completed and otherwise comply with IRB regulations. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial. There are also requirements governing the registration of certain clinical trials and reporting of ongoing clinical studies and clinical trial results to public registries, including clinicaltrials.gov.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition, and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion, and, if possible, to gain an early indication of its effectiveness, identify any adverse effects, and determine maximal dosage.

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Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance and appropriate dosage.

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Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide substantial evidence of efficacy, purity, and potency, and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk-benefit ratio of the product candidate and provide an adequate basis for product labeling.

In February 2026, via an editorial published in the New England Journal of Medicine, the FDA Commissioner and the director of the FDA’s Center for Biologics Evaluation and Research announced a policy shift whereby, going forward, the FDA’s default position will be “a one-trial requirement,” meaning that one adequate and well-controlled study, combined with confirmatory evidence, will serve as the basis of marketing authorization of novel product candidates. Confirmatory evidence can include mechanistic science, data from a related indication, animal models, information from other drugs of the same class, real-world evidence, or a second adequate and well-controlled study. The announcement represents a major shift from the FDA’s historical default requirement of two pivotal clinical trials. However, as indicated by FDA representatives during informal interviews and other media appearances, if FDA shifts to only requiring a single trial, it may heighten the standard for these trials in terms of quality. For example, the FDA indicated it will carefully examine all aspects of study design with particular focus on controls, end points, effect size, and statistical protocols. The FDA may still require additional adequate and well-controlled studies if a product candidate has a nebulous, pluripotent, or nonspecific mechanism of action; if it affects a labile, short-term, or surrogate outcome; or if a trial has some underlying limitation or deficiency. The editorial also referenced a new postmarket initiative being rolled out synchronously to collect robust data on all drugs and devices. The FDA has not published formal guidance regarding the new one-trial default option or postmarket surveillance initiative.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMPs. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Process

The results of product development, preclinical and other non-clinical studies, and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, the Pediatric Research Equity Act (“PREA”) requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness, or safety, purity, and potency of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is deemed safe and effective, or safe, pure, and potent. The sponsor may request or the FDA may grant a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current, or fails to submit a request for approval of a pediatric formulation.

Once an NDA has been submitted, the FDA conducts a preliminary review of the application within the first 60 days after submission, before accepting it for filing, to determine whether it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once filed, the FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality, and purity. Under the Prescription Drug User Fee Act (“PDUFA”) guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of an NDA for a new molecular entity to complete a standard review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after the application is submitted.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates, and provides recommendations as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured to assure compliance with cGMPs. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCPs. After the FDA evaluates an NDA and conducts any required inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter (“CRL”). An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A CRL indicates that the review cycle for the application is complete, and the application will not be approved in its present form. A CRL usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, including additional clinical trials or other significant and time-consuming requirements related to clinical trials, nonclinical studies, or manufacturing. If a CRL is issued, the sponsor must resubmit the NDA addressing all of the deficiencies identified in the letter or withdraw the application. Even if such data and information are submitted, the FDA may decide that the resubmitted NDA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require that contraindications, warnings or precautions be included in the product’s labeling; require that post-approval studies be conducted to further assess the drug’s safety or effectiveness; require testing and surveillance programs to monitor the safety of the commercialized product; or impose other conditions, including distribution restrictions or other risk management mechanisms, including a risk evaluation and mitigation strategy (REMS) to assure safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA will not approve the NDA without an approved REMS, if required. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. However, competitors may receive approval of different products for the disease or condition for which the orphan product has exclusivity or obtain approval for the same product but for a different disease or condition for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of a competing product for seven years if a competitor obtains approval of the “same drug,” as defined by the FDA, or if the active moiety of the product candidate is determined to be contained within the competitor’s product for the same disease or condition. In addition, if an orphan designated product receives marketing approval for a disease or condition broader than what is designated, it may not be entitled to orphan exclusivity.

In February 2026, Congress passed the 2026 Consolidated Appropriations Act, which included the 2026 appropriations legislation for the Department of Health and Human Services (“HHS”). The HHS appropriations bill included a package of FDA reform legislation better known as the Mikaela Naylon Give Kids a Chance Act. The bill reauthorized the Rare Pediatric Disease Priority Review Voucher program, created new pediatric testing obligations for sponsors of certain molecularly targeted combination oncology products, changed a legal definition impacting how the agency grants orphan drug exclusivity, imposed new requirements on companies to complete pediatric study requirements, and required the FDA to open a new foreign office in a country that signed the Abraham Accords. Additionally, as part of the 2026 Consolidated Appropriations Act, Congress enacted provisions revising how patent exclusivity is applied to orphan-designated drugs. This provision modifies the standard for orphan drug patent protection so that it applies to the same approved use or indication within a rare disease or condition.

Expedited Development and Review Programs

The FDA has a number of programs intended to expedite the development or review of a marketing application for an investigational drug. For example, the fast track designation program is intended to expedite or facilitate the process for developing and reviewing product candidates that meet certain criteria. Specifically, investigational drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the application may be eligible for priority review. With regard to a fast track product candidate, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product candidate can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

An NDA may also be eligible for priority review if the product candidate is designed to treat a serious condition and, if approved, would provide a significant improvement in safety or efficacy compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an NDA designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, depending on the design of the applicable clinical trials, a product candidate may be eligible for accelerated approval. Specifically, drugs intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA generally requires that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled confirmatory clinical trials and may require that such confirmatory trials be underway prior to granting accelerated approval. Drugs receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required confirmatory trials in a timely manner or if such trials fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition of accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

In June 2025, the FDA launched the Commissioner’s National Priority Voucher (“CNPV”) pilot program, offering drug manufacturers an expedited 30 to 60-day review by proposing plans to advance five stated priorities, which include addressing public health crises, delivering innovative cures, meeting unmet medical needs, strengthening supply chains through onshore drug manufacturing, and increasing affordability. The FDA cites examples that include developing novel medicines for obesity, PTSD, other chronic diseases, or creating universal flu vaccines. Proposals may also include domestic manufacturing expansions and commitments for the firm to implement “most favored nation” pricing models on some of their drugs. Proposals are not required to address all five priority areas, but more comprehensive plans are likely to be favored in the selection process.

Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time for FDA review or approval will not be shortened.

Post-Approval Requirements

Any drug manufactured or distributed pursuant to FDA approvals is subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications, or additional labeling claims, are subject to further FDA review and approval. There also are continuing, annual program fees for any marketed products. As noted above, in February 2026, the FDA announced a new postmarket data-collection initiative applicable to all drugs and devices, but the FDA has not yet published guidance specific to this new program.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements, which impose certain procedural and documentation requirements upon NDA holders and their third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of requirements for post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;

•	fines, warning letters, or untitled letters;

•	clinical holds on ongoing or planned clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases, and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

In addition, the FDA closely regulates the marketing, labeling, advertising, and promotion of drug products. A sponsor can only make those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe legally-available products for uses that are not described in the product’s labeling and that differ from those tested by Boundless Bio and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Increased scrutiny over direct-to-consumer (DTC) drug advertising has been a priority of the current administration. In September 2025, the FDA announced a crackdown on deceptive drug advertising, sending thousands of letters warning pharmaceutical companies to remove misleading ads, and issuing many enforcement letters to companies with deceptive ads.

Marketing Exclusivity

Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”), or an NDA submitted under Section 505(b)(2) (“505(b)(2) NDA”) submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of non-patent exclusivity for an NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval based on the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct, or obtain a right of reference to, all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to an existing period of regulatory exclusivity or available patent term if a sponsor conducts clinical trials in children in response to a “written request” from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials, and the FDA’s grant of pediatric exclusivity does not require the FDA to approve labeling containing information on pediatric use based on the studies conducted.

FDA Regulation of Companion Diagnostics

Boundless Bio believes that certain of its ecDTx may require an in vitro diagnostic to identify appropriate patient populations for investigation and/or use of Boundless Bio’s ecDTx. These diagnostics, often referred to as companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval (“PMA”). Most companion diagnostics for oncology product candidates, such as those Boundless Bio is developing, utilize the PMA pathway.

If use of a companion diagnostic is deemed essential to the safe and effective use of a drug product, then the FDA generally will require approval or clearance of the diagnostic contemporaneously with the approval of the therapeutic product. In August 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance, for novel product candidates, a companion diagnostic device and its corresponding drug candidate should be approved or cleared contemporaneously by FDA for the use indicated in the therapeutic product labeling. The guidance also explains that a companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device may be considered a significant risk device under the FDA’s Investigational Device Exemption (“IDE”) regulations, in which case, the sponsor of the diagnostic device will be required to submit and obtain approval of an IDE application and subsequently comply with the IDE regulations. However, according to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational study, if the study meets both the requirements of applicable IDE regulations and the IND regulations. The guidance provides that, depending on the details of the study plan and degree of risk posed to subjects, a sponsor may seek to submit an IND alone, or both an IND and an IDE.

In April 2020, the FDA released a guidance titled “Developing and Labeling In vitro Companion Diagnostic Devices for a Specific Group of Oncology Therapeutic Products,” which expands on the policy statement in the 2014 guidance by recommending that companion diagnostic developers consider a number of factors when determining whether their test could be developed, or the labeling for approved companion diagnostics could be revised through a supplement, to support a broader labeling claim such as use with a specific group of oncology therapeutic products, rather than listing an individual therapeutic product(s).

The FDA has generally required companion diagnostics intended to select the patients who will respond to cancer treatment to obtain approval of a PMA for that diagnostic simultaneously with approval of the therapeutic. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing, and labeling. In addition, PMAs for certain devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation (“QSR”), which currently imposes elaborate testing, control, documentation, and other quality assurance requirements.

If the FDA’s evaluation of the PMA application is favorable, the FDA may issue an approvable letter requiring the applicant’s agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, to secure final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. If and when the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale, and distribution. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards are not maintained, or problems are identified following initial marketing.

After a device is commercialized, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which currently cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging, and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

In November 2025, the FDA proposed a rule to reclassify certain class III nucleic acid-based test systems indicated for use with a corresponding approved oncology therapeutic product from class III into class II, subject to premarket notification. The FDA also proposed a new device classification regulation, along with the special controls that the FDA believes are necessary to provide a reasonable assurance of safety and effectiveness for these devices. If this proposed rule were enacted, these nucleic acid-based companion diagnostic tests would become class II devices subject to 510(k) premarket notification requirements, which could delay availability of these tests to be used with oncology therapeutics.

Other Healthcare Laws

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, U.S. federal and state anti-kickback, fraud and abuse, false claims, pricing reporting, and physician payment transparency laws and regulations regarding drug pricing and payments or other transfers of value made to physicians and other licensed healthcare professionals as well as similar foreign laws in the jurisdictions outside the United States. Violation of any of such laws or any other governmental regulations that apply may result in significant penalties, including, without limitation, administrative civil and criminal penalties, damages, disgorgement fines, additional reporting requirements and oversight obligations, contractual damages, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and/or imprisonment.

Coverage and Reimbursement

Successful sales of any of Boundless Bio’s future ecDTx in the U.S. market, if approved, will depend, in part, on the extent to which its ecDTx will be covered and eligible for adequate reimbursement by third-party payors, including government health programs, such as Medicare and Medicaid, and private health insurance (including managed care plans). Patients generally rely on such third-party payors to reimburse all or part of the costs associated with their prescriptions and therefore adequate coverage and reimbursement from such third-party payors are critical to new and ongoing product acceptance. Coverage and reimbursement policies for drug products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for drug products among third-party payors in the United States. Even if coverage is provided, the approved reimbursement amount may not be adequate to support pricing sufficient to realize a return on Boundless Bio’s investment. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time consuming and costly. Further, third-party payors are increasingly reducing reimbursements for medical drugs and services and implementing measures to control utilization of drugs such as requiring prior authorization or step therapy for coverage, among other things. For products administered under the supervision of a physician or other healthcare professional, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used or delivered may not be available, which may impact physician utilization. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution of generic drugs. Adoption or expansion of price controls and cost-containment measures could further limit Boundless Bio’s net revenue and results. Decreases in third-party payor reimbursement for Boundless Bio’s drug candidates, if approved, or a decision by third-party payors to not cover Boundless Bio’s drug candidates could have a material adverse effect on its sales, results of operations, and financial condition.

General regulatory cost control measures may also affect reimbursement for Boundless Bio’s products. If Boundless Bio were to obtain approval to market a drug candidate in the United States, it may be subject to spending reductions affecting Medicare, Medicaid, or other publicly funded or subsidized health programs and/or any significant taxes or fees.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products, and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, CMS, an agency within the HHS, determines whether and to what extent a new medicine will be covered and reimbursed under Medicare, and private payors tend to follow Medicare policies to a substantial degree. Factors payors frequently consider in determining reimbursement are whether the product is: (a) a covered benefit under its health plan; (b) safe, effective, and medically necessary; (c) appropriate for the specific patient; (d) cost-effective; and (e) neither experimental nor investigational.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any current or future programs to promote the importation of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Boundless Bio cannot provide any assurances that reimbursement will be available for any product candidate that it were to commercialize and, if reimbursement were to be available, whether the level of reimbursement would be adequate. Further, reimbursement for drugs by government healthcare programs may be reduced by mandatory discounts or rebates required by such programs. Certain government healthcare programs impose ceiling prices on products of participating manufacturers.

U.S. Healthcare Reform

The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs.

For example, in March 2010, the Affordable Care Act (“ACA”) was enacted in the United States and substantially changed the way healthcare is financed by both the government and private insurers. The ACA contains provisions that may reduce the profitability of drug products. Among other things, the ACA established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; extended manufacturers’ Medicaid rebate liability to covered outpatient drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expanded eligibility criteria for Medicaid programs; expanded the entities eligible for discounts under the 340B drug pricing program; and increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program. Since its enactment, there have been executive, judicial, and Congressional challenges to certain aspects of the ACA. In June 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in force in its current form.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. Enacted in August 2011, the Budget Control Act of 2011 includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional Congressional action is taken. Enacted in January 2013, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, enacted in March 2021, the American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price. The American Rescue Plan Act also temporarily increased premium tax credit assistance for individuals eligible for subsidies under the ACA for 2021 and 2022 and removed the 400% federal poverty level limit that otherwise applies for purposes of eligibility to receive premium tax credits. The Inflation Reduction Act of 2022 (IRA) extended this increased tax credit assistance and removal of the 400% federal poverty limit through 2025. This tax credit assistance expired on December 31, 2025, and additional action from Congress would be needed to restore such assistance in the future.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries, presidential executive orders and proposed and enacted federal and state legislation and regulations designed to, among other things, reduce the cost of prescription drugs under Medicare, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.

Most significantly, in August 2022, the IRA was enacted. This statute marks the most significant action by Congress with respect to the pharmaceutical industry since adoption of the ACA in 2010. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); redesigns the Medicare Part D benefit (beginning in 2024); and replaces the Part D coverage gap discount program with a new manufacturer discounting program (which began in 2025). CMS has published the negotiated prices for the initial ten drugs, which will first be effective in 2026, and has published the list of the subsequent 15 drugs that will be subject to negotiation. The IRA permits the Secretary of the HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented, although the Medicare drug price negotiation program is currently subject to legal challenges. The impact of the IRA on the pharmaceutical industry cannot yet be fully determined but is likely to be significant.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure, drug price reporting, and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which pharmaceutical products and suppliers will be included in their prescription drug and other healthcare programs.

Existing healthcare reform measures, as well as the implementation of additional cost containment measures or other reforms, may prevent Boundless Bio from being able to generate revenue, attain profitability or commercialize any future product candidates, if approved. These new laws and the regulations and policies implementing them, as well as other healthcare-related measures that may be adopted in the future, could materially reduce its ability to develop and commercialize any product candidates, if approved.

Data Privacy and Security Laws

Numerous state, federal, and foreign laws, regulations and standards govern the collection, use, access to, confidentiality, and security of health-related and other personal information, and could apply now or in the future to Boundless Bio’s operations or the operations of its partners. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Human Capital

As of July 15, 2026, Boundless Bio had 14 employees, all of whom are full-time employees. Of these employees, four are engaged in research and development and 10 are engaged in finance, legal, and general management and administration. None of Boundless Bio’s employees are represented by labor unions or covered by collective bargaining agreements. Boundless Bio considers its relationship with its employees to be good.

Corporate Information

Boundless Bio was originally founded as a Delaware corporation on April 10, 2018, under the name Pretzel Therapeutics, Inc. On July 8, 2019, it changed its name to Boundless Bio, Inc.

Available Information

Boundless Bio’s website address is www.boundlessbio.com. The investor relations portion of its website is located at https://investors.boundlessbio.com. It makes available free of charge on the investor relations portion of its website under “Financials—SEC Filings” certain reports and other information it files with or furnishes to the SEC, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, its directors’ and officers’ Section 16 reports, and any amendments to those reports, as soon as reasonably practicable after it electronically files such materials with, or furnishes them to, the SEC. They are also available for free on the SEC’s website at www.sec.gov.

SERAPHA’S BUSINESS

Overview

Serapha is a clinical-stage genetic medicines company committed to transforming the treatment of AATD, the leading genetic cause of serious, progressive lung and liver disease. Serapha’s only product candidate, SERP-01, is a proprietary base editing therapy currently in a Phase 1 clinical trial for the treatment of AATD with the PiZZ genotype, the most severe genetic mutation responsible for >90% of AATD cases. The PiZZ mutation causes the Z-AAT to misfold and accumulate as polymers within liver cells, producing toxic aggregates that can lead to hepatitis, fibrosis and cirrhosis, while simultaneously reducing the amount of M-AAT secreted into the circulation. The resulting deficiency of circulating functional M-AAT leaves the lungs unprotected from neutrophil elastase, contributing to progressive emphysema and COPD. SERP-01 is designed as a single intravenous administration treatment to correct the underlying genetic cause of PiZZ AATD, with the goal of restoring production of functional M-AAT, reducing accumulation of toxic mutant Z-AAT in the liver and, if successful, fundamentally altering the course of disease. SERP-01 is being evaluated in an ongoing IIT conducted at Renji Hospital in Shanghai, China in collaboration with Hannover Medical School in Hanover, Germany. As of a data cutoff date of August 6, 2026, SERP-01 has been observed to be well-tolerated, with no serious adverse events reported, and has generated preliminary evidence of serum AAT at near-normal levels among the four treated patients. However, similar results may not be replicable in clinical trials with larger patient populations. In March 2026, the FDA cleared an IND submitted by YolTech for SERP-01, permitting the initiation of a Phase 2/3 clinical trial of SERP-01 in the United States. In June 2026, Serapha entered into the YolTech License Agreement, pursuant to which Serapha obtained exclusive rights to develop, manufacture and commercialize SERP-01 outside of Greater China. In connection with the YolTech License Agreement, YolTech transferred sponsorship of the IND to Serapha, and Serapha is the current sponsor of the IND. Serapha intends to pursue development of SERP-01 in alignment with the FDA, including potentially seeking accelerated approval based on AATD biomarkers, such as restoration of serum AAT, as surrogate endpoints that may be reasonably likely to predict clinical benefit, subject to FDA agreement. There is no guarantee that SERP-01 will receive approval from the FDA or receive approval faster than it otherwise might have if an accelerated pathway were not pursued, as the progress and results of clinical trials are variable and unpredictable. In May 2026, the FDA granted SERP-01 orphan drug designation for the treatment of PiZZ AATD and RMAT designation.

AATD is a serious inherited disease characterized by damage to the lungs and liver and can lead to serious lung and liver disease. It is a progressive condition, which means it may worsen over time. Published studies estimate that there are approximately 100,000 prevalent cases of PiZZ AATD in the United States, with a similar number of patients in Europe. Because the disease affects both the liver and lungs through distinct but related mechanisms, patients may experience significant morbidity involving one or both organ systems throughout their lives. Disease severity and clinical presentation vary considerably among individuals, and many patients remain undiagnosed or misdiagnosed. AATD is generally divided into subcategories with two of the most common termed S and Z. The most common severe form of AATD is associated with inheriting two copies of the Z allele – resulting in the PiZZ genotype or PiZZ AATD. PiZZ AATD has been associated with a substantially increased risk of COPD and liver cirrhosis.

There is currently no FDA-approved disease-modifying therapy for AATD, and no approved therapy addresses the liver manifestations of the disease. Currently approved therapies are intended to manage certain manifestations of AATD but do not address the underlying genetic cause of disease. The only approved therapy directed at the underlying AAT deficiency is augmentation therapy, in which plasma-derived AAT protein is administered by weekly intravenous infusion. Augmentation products were first approved for AATD in 1987. Augmentation therapy is intended to address the lung manifestations of AATD by raising circulating AAT above the historical protective threshold. However, it does not correct the underlying genetic defect, does not address liver disease, and cannot provide additional AAT during an infection when it is most needed.

Serapha believes a base editing approach is particularly well suited for the treatment of AATD because the disease is caused by a single-nucleotide mutation—a change in a single DNA base within the SERPINA1 gene.

SERP-01 uses a lipid nanoparticle (“LNP”)-formulated in vivo proprietary base editing therapy designed to correct the underlying genetic defect responsible for PiZZ AATD. SERP-01 is designed to possess the key elements of an optimal base editing approach to PiZZ AATD: safe delivery to target liver cells; high editing efficiency; and minimized bystander editing. Following intravenous administration, SERP-01 is designed to deliver the components necessary to enable a precise single-base edit within liver cells without introducing a double-stranded DNA break. Serapha believes the combination of efficient on-target editing, low bystander editing and transient editor expression has the potential to provide a one-time treatment capable of producing durable therapeutic benefit.

The clinical experience with SERP-01 to date derives from an open-label, single-arm trial in patients with severe PiZZ AATD that YolTech initiated in December 2025 under a collaboration between clinical sites in China and Germany. The trial design allows for the enrollment of up to 18 patients in a maximum of three dosing cohorts. The primary objective of the trial is observing safety and tolerability, while secondary objectives include the measure of changes from baseline in total serum AAT levels. One patient received a dose of 35 mg, or the low dose, and three patients received a 45 mg dose, with additional patients planned at 55 mg and at an expansion cohort dose to be determined. In the patients dosed at 45 mg, increases in total serum AAT were observed by turbidimetry, as of the data cutoff date of August 6, 2026. All patients dosed at 45 mg achieved circulating AAT levels above the generally recognized protective threshold of 11 µM and within or near the normal physiological range. The elevations in serum AAT observed in the earliest-treated patients were durable in all patients up to week 12, with one patient confirmed up to 21 weeks. As of a data cutoff date of August 6, 2026, SERP-01 has been observed to be well-tolerated, with no serious adverse events reported, and has generated preliminary evidence of serum AAT at near-normal levels among the four treated patients.

Serapha has an exclusive license with YolTech under certain patent applications related to the use of the components of SERP-01 and the intravenous delivery of SERP-01 for the treatment of PiZZ AATD.

Serapha was co-founded in 2026 by RTW Investments, LP (“RTW Investments”) and RA Capital Management, L.P. (“RA Capital Management”) to advance the development of transformative genetic medicines for the treatment of AATD. Under their leadership, Serapha acquired exclusive rights outside Greater China to develop and commercialize SERP-01 and establish initial operations to support its continued and ongoing development.

To execute on Serapha’s mission, Serapha has assembled a management team that includes individuals with expertise in genetic medicines, regulatory development, product development, manufacturing and commercialization, with a history of success in building and operating innovative biotechnology companies focused on rare and life-threatening diseases. This team is led by Chief Executive Officer, Kenneth T. Mills, who brings more than 25 years of broad leadership and management experience in the biopharmaceutical industry to Serapha. Mr. Mills is the current Chairman and was the founding President and Chief Executive Officer of REGENXBIO Inc.

Serapha is supported by a leading group of biotech investors including funds and accounts managed by Janus Henderson Investors, Decheng Capital, Vivo Capital, Casdin Capital, LifeSci Venture Partners, Logos Capital, Balyasny Asset Management, and Eventide Asset Management.

Serapha’s Strategy

Serapha’s goal is to transform the treatment of AATD through the development of innovative genetic medicines designed to address the underlying cause of disease and to address the profound unmet medical needs of patients living with AATD, the leading genetic cause of serious, progressive lung and liver disease. Key elements of Serapha’s strategy include:

•	Advance SERP-01 through clinical trials in the United States. Serapha intends to initiate a U.S. Phase 2/3 trial of SERP-01 in patients with AATD, building on the data generated in the ongoing IIT.

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Pursue an efficient regulatory path to registration in the United States. Serapha intends to seek FDA guidance for a registrational program supporting accelerated approval based on AATD biomarkers, such as restoration of serum AAT, as surrogate endpoints that may be reasonably likely to predict clinical benefit, subject to FDA agreement.

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Continue to invest in and develop robust and sustainable manufacturing processes and multiple supply sources to ensure the supply of high-quality products. Serapha intends to expand the manufacturing of SERP-01 drug substance and drug product to commercial-grade contract development and manufacturing organizations (“CDMOs”) in the United States and Europe, to support late-stage and commercial supply.

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Generate evidence of clinical benefit to support full FDA approval. Beyond serum AAT levels, Serapha intends to evaluate pulmonary and liver function measures and patient-reported outcomes to characterize the potential clinical benefit of SERP-01 in both the lung and liver manifestations of AATD.

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Advance the development of SERP-01 outside of the United States. Serapha intends to initiate clinical trial sites in Europe and other international jurisdictions for the Phase 3 portion of its Phase 2/3 clinical trial of SERP-01 in patients with AATD and to engage with regulatory authorities regarding key development and regulatory considerations to support potential accelerated approval pathways.

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Continue to develop a strong, collaborative network of key stakeholders, including patients, to inform Serapha’s clinical development and commercialization strategies. Serapha intends to continue assembling a team with rare-disease and genetic medicine development experience and to develop relationships with the AATD patient community, advocacy organizations and key opinion leaders.

Alpha-1 Antitrypsin Deficiency

The AATD sub-types are characterized based on different combinations of genetic changes in the SERPINA1 gene, which encodes AAT, a protein produced primarily in the liver that plays an essential role in protecting lung tissue from damage.

AAT inhibits neutrophil elastase through a reactive central loop that inserts into the protease through a loop-sheet mechanism, a process that depends on AAT adopting its correctly folded conformation. Mutations affecting this region of the protein can reduce both the amount of AAT secreted and its inhibitory activity. The most severe disease-causing mutation (E342K) in the SERPINA1 gene occurs in this region.

Structure of alpha-1 antitrypsin showing the reactive central loop, and the loop-sheet mechanism by which AAT inhibits neutrophil elastase. Source: Song et al. (1995); RCSB Protein Data Bank; de Serres and Blanco (2014).

People who inherit one defective copy of the SERPINA1 gene and one normal copy of the SERPINA1 gene are known as AATD carriers. An estimated 19 million people in the United States are AATD carriers.

Severe Alpha-1 Antitrypsin Deficiency: PiZZ

The most common severe form of AATD is associated with inheriting two copies of the Z allele – called the PiZZ genotype. In individuals with PiZZ AATD, disease-causing mutations result in production of an abnormal form of AAT that accumulates within liver cells while reducing circulating levels of functional AAT. The resulting deficiency of functional AAT increases susceptibility to progressive lung disease, while intracellular accumulation of the abnormal protein can lead to liver injury, fibrosis, cirrhosis and hepatocellular carcinoma.

Disease risk and severity correlate with genotype. A physiologically normal serum AAT level is generally considered to be above 20 micromolar (µM), and a historical “protective threshold” of approximately 11 µM has been used in the field. Relative to the normal PiMM genotype, the PiZZ genotype has been associated with a substantially increased risk of COPD and cirrhosis, while heterozygotes (for example, PiMZ and PiSZ) are frequently asymptomatic and often require a second insult, such as smoking, to develop clinically significant disease.

Serum AAT levels by Pi genotype (MM, MZ, SZ, ZZ) relative to the 11 µM protective threshold and the lower limit of normal, and odds ratios for COPD and cirrhosis for the PiZZ genotype relative to PiMM.

Current Treatment for AATD

There is currently no FDA-approved disease-modifying therapy for AATD, and no approved therapy addresses the liver manifestations of the disease. The only approved therapy directed at the underlying AAT deficiency is augmentation therapy, in which plasma-derived AAT protein is administered by weekly intravenous infusion. Augmentation products were first approved for AATD in 1987. Augmentation therapy is intended to address the lung manifestations of AATD by raising circulating AAT above the historical protective threshold. However, it does not correct the underlying genetic defect, does not address liver disease, and typically only restores serum AAT to approximately 11 µM, which is below the lower limit of normal range of 20 µM. The weekly infusion regimen also imposes a substantial treatment burden. For end-stage liver disease, the principal option is liver transplantation.

The level of serum AAT that constitutes clinically meaningful restoration is the subject of ongoing scientific discussion. The historical 11 µM threshold was derived from genetic and observational data rather than from controlled clinical outcomes. Based on Serapha’s discussions with key opinion leaders, Serapha believes there is increasing focus within the field on restoration toward approximately 17 µM to 20 µM, a range more consistent with the levels observed in largely asymptomatic PiMZ heterozygotes and with the levels augmentation therapy is intended to achieve.

AATD imposes a significant economic burden on patients. Diagnosed patients have been reported to incur approximately twice the healthcare costs of matched COPD controls, with increased utilization across emergency, inpatient and outpatient settings, and analyses have estimated cumulative lifetime healthcare costs in the range of approximately $3 million to $4 million per patient. Augmentation therapy alone has been estimated to cost approximately $100,000 to $150,000 per patient per year.

Serapha’s Product Candidate: SERP-01 for the Treatment of PiZZ AATD

SERP-01 is Serapha’s investigational in vivo base-editing therapy for the treatment of severe AATD. SERP-01 is designed to correct the most severe disease-causing mutation (E342K) in the SERPINA1 gene within hepatocytes, with the goal of restoring endogenous production of functional AAT while reducing production and intracellular accumulation of the abnormal mutant protein. SERP-01 consists of an LNP formulation containing messenger RNA encoding Serapha’s proprietary adenine base editor together with a guide RNA. The therapy is designed to enable precise correction of the disease-causing mutation in PiZZ AATD.

Components of SERP-01

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Adenine Base Editor: Base editing is a form of precision genome editing that enables a single DNA base pair to be changed without creating a double-stranded break in the DNA. Serapha’s proprietary adenine base editor consists of a catalytically impaired clustered regularly interspaced short palindromic repeats (“CRISPR”) protein, modified so that it does not cut both strands of the DNA, fused to a deaminase enzyme that chemically converts a target adenine (A) to guanine (G). Because the change is made directly to the genomic DNA, a single, successful editing event is intended to produce a durable correction that is maintained as cells divide. The proprietary adenine base editor incorporated into SERP-01 was engineered to achieve high editing efficiency while minimizing bystander editing and other unintended DNA modifications. Serapha believes these characteristics are important to maximizing correction of the disease-causing mutation while supporting the therapeutic potential of SERP-01. Because the editor is delivered as messenger RNA, expression is transient following administration. Serapha believes transient expression and the absence of double-stranded DNA breaks represent an important aspect of the overall design of SERP-01.

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Lipid Nanoparticle: SERP-01 is designed to be a proprietary LNP that encapsulates the messenger RNA encoding the adenine base editor together with the guide RNA. LNPs are proprietary delivery systems composed of specialized lipids that are designed to encapsulate and transport nucleic acid-based therapeutics to target cells. Following intravenous administration, LNPs facilitate cellular uptake and intracellular release of their therapeutic cargo, enabling expression or activity within the target tissue. LNP technology has become an important delivery platform for a range of nucleic acid medicines and is used in multiple approved and investigational therapies.

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Guide RNA: Guide RNA (“gRNA”) guides the adenine base editor to the specific genomic site. It is a synthetic RNA molecule designed to direct a base-editing enzyme to a specific DNA sequence within the genome. By providing sequence-specific targeting, the gRNA enables the base-editing system to recognize and modify the intended genomic site, supporting the precision of the therapeutic approach.

Following intravenous administration, the LNP delivers the messenger RNA and guide RNA components of SERP-01 to liver cells. Within the cell, the messenger RNA is translated into the proprietary adenine base editor, which is directed by the guide RNA to the disease-causing mutation in the SERPINA1 gene. The editor is designed to catalyze a single-base conversion that corrects the disease-causing mutation without introducing a double-stranded DNA break. Successful editing is intended to restore production of functional AAT while reducing production and intracellular accumulation of the abnormal mutant protein. By correcting the underlying mutation, SERP-01 is designed to simultaneously address the two principal biological mechanisms responsible for lung and liver disease in AATD.

Clinical Development of SERP-01

SERP-01 is being evaluated in an ongoing IIT conducted at Renji Hospital in Shanghai, China in collaboration with Hannover Medical School in Hanover, Germany. This is a single-arm, open-label, dose-escalation study evaluating the safety and tolerability of SERP-01 in patients with PiZZ AATD and a baseline serum AAT below 11 µM. Dose levels being studied include 35 mg, 45 mg and 55 mg. One patient received a dose of 35 mg, or the low dose, and three patients received a 45 mg dose, with additional patients planned at 55 mg and at an expansion cohort dose to be determined.

Preliminary Clinical Results

As of a data cutoff date of August 6, 2026, the three patients dosed at 45 mg all achieved circulating AAT levels above the generally recognized protective threshold of 11 µM and were within or near the normal physiological range. The cohort achieved a mean total serum AAT of approximately 17.5 µM at week 3 as measured by turbidimetry. Elevations in serum AAT were durable in all patients up to week 12, with one patient confirmed up to 21 weeks. Based on all patients dosed with SERP-01 as of August 6, 2026, no serious adverse events have been observed.

Mean total serum AAT by turbidimetry in the 45 mg cohort (n=3) through week 3, relative to the 11 µM protective threshold and the 20 µM lower bound of the normal range.

Preclinical Studies

Preliminary preclinical proof of concept and safety and tolerability studies evaluating the intravenous administration of SERP-01 were designed and overseen by YolTech and conducted under good laboratory practice (“GLP”) standards. In the PiZZ mouse model of AATD, a single intravenous administration of SERP-01 resulted in significant and sustained increases in serum AAT levels compared with baseline, with effects maintained through the 13-week observation period. Also in preclinical studies, Serapha’s proprietary adenine base editor achieved on-target correction comparable to a benchmark base editor while producing substantially less of this bystander edit, which, taken together, was associated with greater secretion of functional M-AAT. YolTech has also conducted multiple GLP safety studies in PiZZ mice and non-human primates. No evidence of toxicity was observed following administration of SERP-01 for up to 13 weeks. YolTech has utilized the same LNP and proprietary adenine base editor messenger RNA (“mRNA”) in other disease models with no evidence of toxicity observed up to nine months.

Future SERP-01 Clinical Development

In March 2026, the FDA cleared an IND for SERP-01, permitting the initiation of a U.S. Phase 2/3 clinical trial of SERP-01 in PiZZ AATD patients. In August 2026, YolTech transferred sponsorship of the IND to

Serapha, and Serapha is the current sponsor of the IND. Serapha’s development activities with respect to SERP-01 to date have consisted of assuming sponsorship of the IND, preparing for the initiation of the U.S. Phase 2/3 clinical trial, including protocol development, bioanalytical method development and validation, clinical research organization and clinical site selection, and interactions with the FDA, and initiating the technology transfer of YolTech’s manufacturing process for SERP-01 to other cGMP-compliant manufacturing facilities. Serapha has not yet conducted any preclinical studies or clinical trials of SERP-01. Serapha intends to initiate the U.S. Phase 2/3 clinical trial in late 2026 or early 2027. Serapha currently expects the Phase 2 part to be an open-label study enrolling up to 12 patients at an optimal biologically active dose (“OBD”), with a primary endpoint of change from baseline in serum AAT and secondary endpoints assessing pulmonary and liver measures and patient-reported outcomes. Serapha expects that data from the ongoing IIT, including additional patients, may contribute to the safety database supporting Serapha’s U.S. program.

Based on the data observed from the ongoing IIT and the Phase 2 part of the Phase 2/3 clinical trial, Serapha intends to engage in discussions with the FDA to discuss the next steps in the SERP-01 development plan for PiZZ AATD. Subject to the outcome of Serapha’s discussions with the FDA and European regulatory authorities, Serapha anticipates initiating the Phase 3 part of the Phase 2/3 clinical trial of SERP-01 for PiZZ AATD in each of the United States and the European Union in 2027.

In May 2026, the FDA granted SERP-01 orphan drug designation for the treatment of PiZZ AATD and RMAT designation. Serapha intends to seek FDA guidance for a registrational program supporting accelerated approval based on AATD biomarkers, such as restoration of serum AAT, as surrogate endpoints that may be reasonably likely to predict clinical benefit, subject to FDA agreement. However, there is no guarantee that SERP-01 will receive approval from the FDA or receive approval faster than it otherwise might have if an accelerated pathway were not pursued, as the progress and results of clinical trials are variable and unpredictable.

Manufacturing

Clinical drug supply used in the IIT was manufactured at YolTech’s current good manufacturing practice (“cGMP”)-compliant facility. YolTech’s manufacturing process and facility have been used to produce multiple in vivo and ex vivo base editing product candidates that have been evaluated or are being evaluated in clinical trials. Serapha believes its current manufacturing process is sufficient to support dosing of additional patients in the ongoing IIT and to provide initial clinical supply for the U.S. Phase 2 portion of the Phase 2/3 clinical trial.

As Serapha scales manufacturing of SERP-01 to support potential future registrational studies and commercial demand, Serapha has initiated a technology transfer of YolTech’s manufacturing process for SERP-01 to other cGMP-compliant manufacturing facilities. Serapha intends to transfer manufacturing to FDA-, European Medicines Agency-, and Pharmaceuticals and Medical Devices Agency-inspected commercial-scale CDMOs in the United States and Europe to support late-stage clinical development and potential commercial supply. Serapha expects to conduct appropriate comparability studies between clinical material manufactured by YolTech and material produced at the new manufacturing sites, as required to support regulatory submissions.

Serapha is working with qualified cGMP-compliant manufacturing partners capable of producing each key component of SERP-01, including plasmid DNA, mRNA produced through in vitro transcription, gRNA, LNP formulation, and fill-finish services. Serapha intends to use SERP-01 manufactured by qualified third-party manufacturers in future U.S. clinical trials and expects to rely on a network of third-party manufacturing partners to support long-term clinical and potential commercial supply globally.

License and Collaboration Agreements

YolTech License Agreement

In June 2026, Serapha entered into an exclusive, sub-licensable, royalty-bearing license agreement (the “YolTech License Agreement”) with YolTech under which Serapha obtained worldwide rights, excluding

Greater China, to develop, manufacture and commercialize SERP-01 and other SERPINA1-directed product candidates. The license covers YolTech’s patents and know-how that are necessary or reasonably useful for these activities. YolTech retains the rights in Greater China and continues to conduct the ongoing IIT being conducted as a collaboration between clinical sites in China and Germany.

Under the YolTech License Agreement, Serapha paid YolTech a non-refundable upfront payment of $85.0 million and issued YolTech a warrant to purchase shares of non-voting Serapha Series A-1 Preferred Stock representing a minority 19.9% of Serapha’s fully-diluted capitalization immediately following the Series A Financing, subject to anti-dilution adjustments during the anti-dilution period specified in the YolTech Warrant, including a true-up in connection with the Merger pursuant to which the number of shares issuable upon exercise of the YolTech Warrant will be adjusted such that, after giving effect to the Merger and the application of the Exchange Ratio, those shares represent 19.53% of the fully-diluted capitalization of the Combined Company. YolTech is also eligible to receive up to approximately $167.0 million in certain development and regulatory milestone payments and up to approximately $1.88 billion in sales-based milestone payments, as well as tiered royalties of a percentage ranging from mid-single digit to low-teens on annual net sales of SERP-01 in the licensed territory. The royalty rates are subject to customary reductions, in each case subject to an aggregate floor. Royalties are payable on a product-by-product and country-by-country basis until the latest of the expiration of the last licensed patent covering the composition of matter, method of use or method of making of such applicable product in the applicable country, the tenth anniversary of the first commercial sale of the product in that country, and the expiration of applicable regulatory exclusivity.

The YolTech License Agreement also provides that, before the first Phase 3 topline data readout, Serapha must pay to YolTech a specified portion of certain proceeds from qualifying sublicensing transactions or a change of control (excluding financings, the Merger and similar transactions). During the term, each party is restricted from developing competing SERPINA1-directed gene therapies, subject to customary acquisition-related exceptions. Serapha may terminate the agreement for convenience on prior notice, and each party may terminate for the other’s uncured material breach or insolvency; YolTech may also terminate in specified circumstances, including if Serapha challenges the licensed patents or does not conduct development or commercialization activities for an extended period. Upon expiration of the royalty term, Serapha’s licenses become fully paid-up, perpetual and royalty-free.

Competition

The biotechnology and pharmaceutical industries are highly competitive and subject to rapid technological change. Serapha faces competition from established augmentation therapies and from a number of companies developing genetic medicines for AATD. In particular, the field of genetic medicines is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products.

Approved augmentation therapies for AATD are marketed by companies including Grifols SA, Takeda Pharmaceutical Company Limited and CSL Behring.

At this time, there is no FDA- or EMA-approved disease-modifying therapy for AATD. However, a number of companies are developing drug candidates for AATD. Serapha is aware of companies exploring base editing treatments, including Beam Therapeutics Inc., which is conducting a Phase 1/2 clinical trial of BEAM-302, an in vivo LNP-delivered adenine base editor targeting the same mutation (E342K) as SERP-01. In addition to a base editing solution, alternative approaches in clinical development for treatment of AATD include other editing or gene-modifying, RNA-editing and RNA interference technologies. Potential competitors include:

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Other gene editing or gene modifying approaches. Tessera Therapeutics, Inc. and Regeneron Pharmaceuticals, Inc., which are collaborating on a Phase 1/2 clinical trial in AATD. CRISPR Therapeutics AG, which has initiated a Phase 1 clinical trial and Prime Medicine, Inc. which has received FDA clearance of an IND for a Phase 1/2 clinical trial in AATD.

•	RNA editing (repeat dosing). Wave Life Sciences Ltd., which is conducting a Phase 1b/2a clinical trial in AATD.

•	RNA interference (repeat dosing). Takeda Pharmaceutical Company Limited and Arrowhead Pharmaceuticals Inc., which are conducting a Phase 3 clinical trial in AATD.

Serapha believes the principal competitive factors in its market include the magnitude and durability of restoration of functional AAT, the breadth of clinical benefit across lung and liver disease, safety and tolerability, the convenience of a potential one-time versus a repeat dosing regimen, manufacturing scalability and cost, intellectual property position, and the timing and scope of regulatory approval.

Intellectual Property

Serapha’s commercial success depends in part on its ability to obtain and maintain patent and other proprietary protection for SERP-01, to operate without infringing the valid and enforceable intellectual property rights of others, and to protect its trade secrets and know-how. Serapha expects to rely on a combination of patents, patent applications, trade secrets, know-how and in-licensed rights, including rights obtained from YolTech relating to the components of SERP-01 and its formulation and manufacturing processes.

Serapha’s intellectual property portfolio relating to SERP-01 consists primarily of rights in-licensed from YolTech, together with rights Serapha may develop or acquire. The in-licensed rights include patents and patent applications directed to the proprietary adenine base editor used in SERP-01, the SERPINA1-targeting gRNA and related editing compositions, the LNP formulation used to deliver SERP-01, and methods of treating AATD using these compositions. Under the YolTech License Agreement, Serapha holds rights to develop, manufacture and commercialize SERP-01 worldwide, excluding Greater China, and to prosecute and maintain certain of the licensed patent rights in such territory, in each case subject to the terms of the license.

Serapha’s in-licensed patent estate comprises five patent families, predominantly of Chinese origin with Patent Cooperation Treaty (“PCT”) stage, or with national-stage and counterpart filings in the United States, Europe, Japan and South Korea. These patent families are collectively directed to (i) compositions and methods for treating AATD by editing the SERPINA1 gene, (ii) the ionizable lipid and lipid nanoparticle technology used to deliver SERP-01, and (iii) the adenine deaminases and base-editor systems comprising the proprietary adenine base editor. The earliest patent family, directed to a proprietary adenine base editor, claims priority to 2022 and has issued in China, with national applications pending in the United States, Europe, China, Japan, and South Korea. The remaining families claim priority between 2023 and 2025, including: two patent families each claiming priority to 2023 and pending in the United States, Europe, China, Japan, and South Korea; and two patent families each claiming priority to 2025 and pending at the PCT stage. Absent any patent term adjustment or extension, Serapha expects the issued and pending patents in these patent families to expire between 2043 and 2046.

In addition to patents, Serapha relies on trade secrets, know-how and proprietary technology, including with respect to the manufacture and formulation of SERP-01, which Serapha seeks to protect through confidentiality and invention-assignment agreements with its employees, consultants and advisers and through other security measures, although these measures may not provide adequate protection. Serapha also seeks to protect its corporate and product brands through trademarks.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biological products (“biologics”) such as those Serapha is developing. Serapha, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which Serapha wishes to conduct studies or seek approval or licensure of its product candidates. Generally, before a new therapeutic product can be marketed, considerable data demonstrating a biological product candidate’s quality, safety, purity and potency, or a small molecule drug candidate’s quality, safety and efficacy, must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority. For biological product candidates, potency is similar to efficacy and is interpreted to mean the specific ability or capacity of the product, as indicated by appropriate laboratory tests or by adequately controlled clinical data obtained through the administration of the product in the manner intended, to effect a given result.

Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-marketing may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications from the sponsor, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Serapha and its products or product candidates.

U.S. Biologics Regulation

In the United States, biologics are subject to regulation under the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”) and other federal, state, local, and foreign statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or following approval may subject an applicant to administrative action and judicial sanctions. The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current GLP regulation;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent institutional review board (“IRB”) or ethics committee at each clinical site before the trial is commenced;

•	manufacture of the proposed biologic candidate in accordance with cGMPs;

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performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice (“GCP”) requirements to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

•	preparation of and submission to the FDA of a biologics license application (“BLA”), after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMPs, and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of a BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning any clinical trial with a product candidate in the United States, Serapha must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. In April 2025, the FDA published a roadmap to reduce animal testing in preclinical safety studies, including those required in INDs, with scientifically validated new approach methodologies. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated checkpoints based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical study results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

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Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

The FDA generally requires more than one adequate and well-controlled Phase 3 clinical trial to support marketing approval of a product candidate. A clinical trial may also combine elements of more than one phase.

When these phases overlap or are combined, the trials may be referred to as Phase 1/2 or Phase 2/3. A Phase 1/2 clinical trial is a human trial that investigates both safety and preliminary efficacy of an investigational therapy. A Phase 2/3 clinical trial is a human trial that investigates both preliminary and confirmatory efficacy and safety to potentially support submission of a marketing application with the applicable regulatory authorities. A company’s designation of a clinical trial as being of a particular phase is not necessarily indicative that the study will be sufficient to satisfy the FDA requirements of that phase because this determination cannot be made until the protocol and data have been submitted to and reviewed by the FDA. In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval or licensure, including that the study was conducted in accordance with GCP, including review and approval by an independent ethics committee and use of proper procedures for obtaining informed consent from subjects, and the FDA is able to validate the data from the study through an onsite inspection if the FDA deems such inspection necessary. The GCP requirements encompass both ethical and data integrity standards for clinical studies.

BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The submission of a BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

In addition, under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act requires that a sponsor who is planning to submit a marketing application for a biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial pediatric study plan within 60 days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and the FDA. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted, except that PREA will apply to an original BLA for a new active ingredient that is orphan-designated if the biologic is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that the FDA determines to be substantially relevant to the growth or progression of a pediatric cancer.

Within 60 days following submission of the application, the FDA reviews the BLA to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. Once a BLA has been accepted for filing, the FDA’s goal is to review standard applications within 10 months after the filing date, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may also be extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a risk evaluation and mitigation strategy (“REMS”) to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Additional Considerations for Gene Therapy Products

In addition to the regulations discussed above, there are a number of additional considerations that apply to clinical trials involving the use of gene therapy. Supervision of human gene transfer trials includes evaluation and assessment by an institutional biosafety committee (“IBC”), a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. The FDA has issued various guidance documents regarding gene therapies, which outline additional factors that the FDA will consider at each of the above stages of development and relate to, among other things: the proper preclinical assessment of gene therapies; the chemistry, manufacturing and controls information that should be included in an IND; the proper design of tests to measure product efficacy or potency in support of an IND or BLA; and measures to observe delayed adverse effects in subjects who have been exposed to investigational gene therapies when the risk of such effects is high. For instance, the FDA usually recommends that sponsors observe all surviving subjects who receive treatment using gene therapies that are based on adeno-associated virus vectors in clinical trials for potential gene therapy-related delayed adverse events for a minimum five-year period. The FDA does not require the long-term tracking to be complete prior to its review of the BLA.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and data demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for more frequent interactions with the review team during product development and, once a BLA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022, the FDA may require, as appropriate, that such studies be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Serapha intends to seek FDA guidance for a registrational program supporting accelerated approval of SERP-01 based on AATD biomarkers, such as restoration of serum AAT, as surrogate endpoints that may be reasonably likely to predict clinical benefit, subject to FDA agreement. However, there is no guarantee that SERP-01 will receive approval from the FDA or receive approval faster than it otherwise might have if an accelerated pathway were not pursued, as the progress and results of clinical trials are variable and unpredictable.

In 2017, the FDA established a new regenerative medicine advanced therapy (“RMAT”) designation as part of its implementation of the 21st Century Cures Act (the “Cures Act”). The RMAT designation program is intended to fulfill the Cures Act requirement that the FDA facilitate an efficient development program for, and expedite review of, any drug that meets the following criteria: (i) the drug qualifies as an RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (ii) the drug is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (iii) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. RMAT designation provides all the benefits of breakthrough therapy designation, including more frequent meetings with the FDA to discuss the development plan for the product candidate and eligibility for rolling review and priority review.

Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites. When appropriate, the FDA can permit fulfillment of post-approval requirements for an RMAT that has received accelerated approval through: the submission of clinical evidence, preclinical studies, clinical trials, patient registries or other sources of real-world evidence such as electronic health records; the collection of larger confirmatory datasets; or post-approval monitoring of all patients treated with the therapy prior to approval. In May 2026, the FDA granted RMAT designation to SERP-01 for the treatment of PiZZ AATD.

A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

Any marketing application for a biologic submitted to the FDA for approval, including a product with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product is eligible for priority review if there is evidence it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review). Serapha has not sought priority review for SERP-01 to date, but may do so in the future.

Fast track designation, breakthrough therapy designation, RMAT designation and priority review do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act of 1983, the FDA may grant orphan drug designation to a product candidate intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that product candidate. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process. In May 2026, the FDA granted SERP-01 orphan drug designation for the treatment of PiZZ AATD.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full BLA, to market the same product for the same approved use or indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or if the holder of the orphan drug exclusivity cannot assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the same use or indication for which the already-approved or licensed product was approved or licensed. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan drug designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

There is some uncertainty with respect to the FDA’s interpretation of the scope of orphan drug exclusivity. Historically, exclusivity was specific to the orphan indication for which the drug was approved. As a result, the scope of exclusivity was interpreted as preventing approval of a competing product. However, in 2021, the U.S. Court of Appeals for the Eleventh Circuit in Catalyst Pharmaceuticals, Inc. v. Becerra suggested that orphan drug exclusivity covers the full scope of the orphan-designated “disease or condition” regardless of whether a drug obtained approval for a narrower use.

Post-Approval Requirements

Any products manufactured or distributed by Serapha pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. After a BLA is approved for a biological product, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, and potency or effectiveness of biologics. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon Serapha and its third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented.

FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon Serapha and any third-party manufacturers that it may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or

imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by Serapha and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturers’ communications on the subject of off-label use of their products.

Biosimilars and Reference Product Exclusivity

The Affordable Care Act (“ACA”) includes a subtitle called the Biologics Price Competition and Innovation Act (“BPCIA”), which created an abbreviated approval pathway for biological products that are highly similar, or “biosimilar,” to or interchangeable with an FDA-approved reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, is generally shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA’s previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

The FDA has issued guidance documents intended to inform prospective applicants and facilitate the development of proposed biosimilars and interchangeable biosimilars, as well as to describe the FDA’s interpretation of certain statutory requirements added by the BPCIA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A reference biologic is granted 12 years of exclusivity from the time of first licensure of the reference product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitted under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant’s favor of a lawsuit challenging the biologic’s patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. On December 20, 2020, Congress amended the PHSA as part of the COVID-19 relief bill to further simplify the biosimilar review process by making it optional to show that conditions of use proposed in labeling have been previously approved for the reference product, which used to be a requirement of the application. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and meaning of the BPCIA are subject to significant uncertainty.

Patent Term Extension

In the U.S., after a BLA is approved, owners of relevant drug patents may apply for up to a five-year patent extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory process. The allowable patent term extension is typically calculated as one-half the time between the later of the effective date of an IND and the issue date of the patent for which extension is sought, and the submission date of a BLA, plus the time between the BLA submission date and the BLA approval date, up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue licensure with due diligence. The total patent term after the extension may not exceed 14 years from the date of product licensure. Only one patent applicable to a licensed biological product is eligible for extension and only those claims covering the product, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent in question. However, Serapha may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Some, but not all, foreign jurisdictions possess patent term extension or other additional patent exclusivity mechanisms that may be more or less stringent and comprehensive than those of the U.S.

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the federal Anti-Kickback Statute (“AKS”); the federal False Claims Act (“FCA”); the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and similar foreign, federal and state fraud, abuse and transparency laws.

The AKS prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program. The term remuneration has been interpreted broadly to include anything of value. The AKS has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers and purchasers on the other. The government often takes the position that to violate the AKS, only one purpose of the remuneration need be to induce referrals, even if there are other legitimate purposes for the remuneration. There are a number of statutory exceptions and regulatory safe harbors protecting some common commercial activities from AKS prosecution, but they are drawn narrowly and practices that involve remuneration, such as consulting agreements, for persons in a position to refer or recommend federally reimbursable healthcare business may be alleged to be intended to induce prescribing, purchasing or recommending, and may be subject to scrutiny if they do not qualify for an exception or regulatory safe harbor. Qualifying for a statutory exception or regulatory safe harbor requires satisfying all of the criteria for the exception or safe harbor. Serapha’s practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the AKS, but it does increase the risk of regulatory scrutiny. Ultimately, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The FCA, which can be enforced through civil whistleblower or qui tam actions, prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment of federal government funds, including in federal healthcare programs, that are false or fraudulent. Pharmaceutical and other healthcare companies have been prosecuted under these laws for engaging in a variety of different types of conduct that caused the submission of false claims to federal healthcare programs. Under the AKS, for example, a claim resulting from a violation of the AKS is deemed to be a false or fraudulent claim for purposes of the FCA.

HIPAA created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, including private third-party payors, and making false statements relating to healthcare matters. A person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate the statute in order to have committed a violation.

The FDCA addresses, among other things, the design, production, labeling, promotion, manufacturing, and testing of drugs, biologics and medical devices, and prohibits such acts as the introduction into interstate commerce of adulterated or misbranded drugs or devices. The PHSA also prohibits the introduction into interstate commerce of unlicensed or mislabeled biological products.

The U.S. federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the Centers for Medicare & Medicaid Services (“CMS”) information related to payments or other transfers of value to various healthcare professionals including physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, certified nurse-midwives, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning on January 1, 2023, California Assembly Bill 1278 requires California physicians and surgeons to notify patients of the Open Payments database established under the federal Physician Payments Sunshine Act.

Serapha is also subject to federal price reporting laws and federal consumer protection and unfair competition laws. Federal price reporting laws require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products. Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

Serapha is also subject to additional similar U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. If Serapha’s operations are found to be in violation of any of such laws or any other governmental regulations that apply, it may be subject to penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of its operations.

Data Privacy and Security

Numerous state, federal, and foreign laws govern the collection, dissemination, use, access to, confidentiality, and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations, govern the collection, use, disclosure, and protection of health-related and other personal information and could apply to Serapha’s operations or the operations of its partners.

For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations impose data privacy, security, and breach notification obligations on certain healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates and their covered subcontractors that perform certain services that involve using, disclosing, creating, receiving, maintaining, or transmitting individually identifiable protected health information (“PHI”) for or on behalf of such covered entities. These requirements imposed by HIPAA and HITECH on covered entities and business associates include entering into agreements that require business associates to protect PHI provided by the covered entity against improper use or disclosure, among other things; following certain standards for the privacy of PHI, which limit the disclosure of a patient’s past, present, or future physical or mental health or condition or information about a patient’s receipt of healthcare if the information identifies, or could reasonably be used to identify, the individual; ensuring the confidentiality, integrity, and availability of all PHI created, received, maintained, or transmitted in electronic form, to identify and protect against reasonably anticipated threats to the security and integrity of such PHI and reasonably anticipated impermissible uses or disclosures; and reporting breaches of PHI to individuals and regulators.

Entities that are found to be in violation of HIPAA may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with the U.S. Department of Health and Human Services (“HHS”) to settle allegations of HIPAA non-compliance. A covered entity or business associate is also liable for civil money penalties for a violation that is based on an act or omission of any of its agents, which may include a downstream business associate, as determined according to the federal common law of agency. HITECH also increased the civil and criminal penalties applicable to covered entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions. To the extent that Serapha submits electronic healthcare claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA and HITECH, payments to Serapha may be delayed or denied.

In addition, state health information privacy laws, such as California’s Confidentiality of Medical Information Act and Washington’s My Health My Data Act, that govern the privacy and security of health-related information, specifically, may apply even when HIPAA does not and impose additional requirements.

Even when HIPAA and state health information privacy laws do not apply, according to the Federal Trade Commission and state attorneys general, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act and state consumer protection laws.

In addition, certain state laws, such as the California Consumer Privacy Act of 2018 (“CCPA”), as amended by the California Privacy Rights Act of 2020, govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA in various ways. Numerous other states have passed similar laws, but many differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. The CCPA applies to personal data of consumers, business representatives, and employees, and imposes obligations on certain businesses that do business in California, including to provide specific disclosures in privacy notices, and affords rights to California residents in relation to their personal information. Health information falls under the CCPA’s definition of personal information where it identifies, relates to, describes, or is reasonably capable of being associated with or could reasonably be linked, directly or indirectly, with a particular consumer or household and is included under a new category of personal information, “sensitive personal information,” which is offered greater protection. The CCPA and numerous other comprehensive privacy laws that have passed or are being considered in other states, as well as at the federal and local levels, exempt PHI that is subject to HIPAA; and others exempt covered entities and business associates subject to HIPAA altogether, further complicating compliance efforts, and increasing legal risk and compliance costs for Serapha and the third parties upon whom it relies.

Additionally, Serapha’s use of artificial intelligence and machine learning may be subject to laws and evolving regulations regarding the use of artificial intelligence and machine learning, controlling for data bias, and antidiscrimination.

Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Coverage and Reimbursement

In the U.S. and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Serapha’s ability to successfully commercialize its product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow it to establish or maintain pricing sufficient to realize a sufficient return on its investment. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which Serapha obtains regulatory approval. Sales of any product, if approved, depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement, if any, for such product by third-party payors. Decisions regarding whether to cover any of Serapha’s product candidates, if approved, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require Serapha to provide scientific and clinical support for the use of its product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Factors payors consider in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	cost-effective; and

•	neither experimental nor investigational.

Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Decreases in third-party reimbursement for any product or a decision by a third party not to cover a product could reduce physician usage and patient demand for the product.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. The Inflation Reduction Act of 2022 (the “IRA”) provides CMS with significant new authorities intended to curb drug costs and to encourage market competition. For the first time, CMS will be able to directly negotiate prescription drug prices and to cap out-of-pocket costs. Each year, CMS will select and negotiate a preset number of high-spend drugs and biologics that are covered under Medicare Part B and Part D that do not have generic or biosimilar competition. On August 29, 2023, HHS announced the list of the first ten drugs subject to price negotiations. These price negotiations occurred in 2024. In January 2025, CMS announced a list of 15 additional Medicare Part D drugs that will be subject to price negotiations. The IRA also provides a new “inflation rebate” covering Medicare patients that took effect in 2023 and is intended to counter certain price increases in prescription drugs. The inflation rebate provision requires drug manufacturers to pay a rebate to the federal government if the price for a drug or biologic under Medicare Part B and Part D increases faster than the rate of inflation. To support biosimilar competition, beginning in October 2022, qualifying biosimilars may receive a Medicare Part B payment increase for a period of five years. Separately, if a biologic drug for which no biosimilar exists delays a biosimilar’s market entry beyond two years, CMS will be authorized to subject the biologics manufacturer to price negotiations intended to ensure fair competition. Notwithstanding these provisions, the IRA’s impact on commercialization and competition remains largely uncertain.

In addition, net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Serapha cannot be sure that reimbursement will be available for any product candidate that it may commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely.

Finally, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union (the “EU”) provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Serapha’s product candidates. Historically, products launched in the EU do not follow price structures of the U.S. and generally prices tend to be significantly lower.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded healthcare programs, and increased governmental control of drug pricing.

The ACA, which was enacted in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and Serapha expects there will be additional challenges and amendments to the ACA in the future. For example, the IRA, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program.

Other legislative changes have been proposed and adopted since the ACA was enacted, including automatic aggregate reductions of Medicare payments to providers of on average 2% per fiscal year as part of the federal budget sequestration under the Budget Control Act of 2011. These reductions went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect until 2032 unless additional action is taken by Congress. In addition, the Bipartisan Budget Act of 2018, among other things, amended the Medicare Act (as amended by the ACA) to increase the point-of-sale discounts that manufacturers must agree to offer under the Medicare Part D coverage discount program from 50% to 70% off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs being covered under Medicare Part D.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state measures designed to, among other things, reduce the cost of prescription drugs, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in May 2019, CMS adopted a final rule allowing Medicare Advantage Plans the option to use step therapy for Part B drugs, permitting Medicare Part D plans to apply certain utilization controls to new starts of five of the six protected class drugs, and requiring the Explanation of Benefits for Part D beneficiaries to disclose drug price increases and lower-cost therapeutic alternatives, which went into effect on January 1, 2021. In May 2025, the Trump Administration renewed the idea of international reference pricing through an executive order entitled “Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients,” which, among other things, directs HHS and other agencies to communicate most-favored-nation (“MFN”) price targets to pharmaceutical manufacturers to bring prices for U.S. patients in line with comparably developed nations and to facilitate direct-to-consumer purchasing programs. HHS subsequently issued guidance indicating the MFN target price will be the lowest price paid in an Organisation for Economic Co-operation and Development country with a gross domestic product (“GDP”) per capita of at least 60% of the U.S. GDP per capita. In addition, in December 2025, CMS proposed new drug payment models to lower drug prices for Medicare beneficiaries; under the models, CMS would explore potential adjustments to Medicare drug inflation rebate calculations by comparison to international drug pricing information. It is currently unclear whether and to what extent these measures will be implemented and what impact any such implementation would have on Serapha’s business.

Notwithstanding the IRA, continued legislative and enforcement interest exists in the United States with respect to specialty drug pricing practices. Specifically, Serapha expects government authorities to continue pushing for transparency to drug pricing, reducing the cost of prescription drugs under Medicare, reviewing the relationship between pricing and manufacturer patient programs, and reforming government program reimbursement methodologies for drugs.

Individual states in the U.S. have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm Serapha’s business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for its drugs or put pressure on its drug pricing, which could negatively affect Serapha’s business, financial condition, results of operations and prospects.

Other Government Regulation Outside of the United States

In addition to regulations in the United States, Serapha is subject to a variety of regulations in other jurisdictions governing, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, quality control, labeling, packaging, storage, record keeping, distribution, reporting, export and import, advertising, marketing and other promotional practices involving biological products as well as authorization, approval and post-approval monitoring and reporting of its products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

Whether or not Serapha obtains FDA approval for a product, it must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials.

The requirements and process governing the conduct of clinical trials, including requirements to conduct additional clinical trials, product licensing, safety reporting, post-authorization requirements, marketing and promotion, interactions with healthcare professionals, pricing and reimbursement may vary widely from country to country. No action can be taken to market any product in a country until an appropriate approval application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices may not be approved for such product, which would make launch of such products commercially unfeasible in such countries.

Regulation in the European Union

European Data Laws

The processing of personal data, including health-related personal data, in the European Economic Area (“EEA”) is mainly governed by the provisions of the European General Data Protection Regulation (EU) 2016/679 (“GDPR”), and related data protection laws in individual EEA countries. In the United Kingdom (the “UK”), the processing of personal data is mainly governed by the GDPR as incorporated into UK law pursuant to the EU (Withdrawal) Act 2018 (the “UK GDPR”). The GDPR and UK GDPR impose a number of strict obligations and requirements for the processing, including collecting, analyzing and transferring, of personal data of individuals in the EEA or in the UK, in particular with respect to health data from clinical trials and adverse event reporting. The GDPR and UK GDPR include requirements relating to the legal basis of the processing (such as consent of the individuals to whom the personal data relates), the information provided to the individuals prior to processing their personal data, the personal data breaches which may have to be notified to the national data protection authorities and data subjects, the measures to be taken when engaging processors, and obligations relating to the security and confidentiality of the personal data. EEA countries may also impose additional requirements in relation to the processing of health, genetic and biometric data through their national legislation.

In addition, the GDPR imposes specific restrictions on the transfer of personal data to countries outside of the EEA that are not considered by the European Commission (“EC”) to provide an adequate level of data protection. Appropriate safeguards are required to enable such transfers. Among the appropriate safeguards that can be used, the data exporter may use the standard contractual clauses (“SCCs”). When relying on the appropriate safeguards, data exporters, with the assistance of the data importers, are also required to conduct a transfer risk assessment to verify if anything in the law and/or practices of the third country may impinge on the effectiveness of the safeguards in the context of the transfer at stake and, if so, to identify and adopt supplementary measures that are necessary to bring the level of protection of the data transferred to the EU standard of essential equivalence. Where no supplementary measure is suitable, the data exporter should avoid, suspend or terminate the transfer. With regard to the transfer of data from the EEA to the United States, on July 10, 2023, the EC adopted its adequacy decision for the EU-U.S. Data Privacy Framework. On the basis of the new adequacy decision, personal data can flow from the EEA to U.S. companies participating in the framework.

With regard to the transfer of data from the EEA to the UK, based on the EC’s adequacy decision of June 28, 2021 and subsequent renewals, personal data may continue to flow freely from the EEA to the UK on the basis that the UK is deemed to provide an adequate level of data protection until December 27, 2031. The adequacy decisions will automatically expire unless renewed.

With respect to transfers from the UK to other countries, these transfers are also subject to specific transfer rules under the UK regime. These UK international transfer rules broadly mirror the GDPR rules.

On February 2, 2022, the UK Secretary of State laid before the UK Parliament the international data transfer agreement (“IDTA”) and the international data transfer addendum to the EC’s standard contractual clauses for international data transfers (“UK Addendum”) and a document setting out transitional provisions. The IDTA and UK Addendum came into force on March 21, 2022, and are the primary UK-approved mechanisms for putting in place appropriate safeguards for UK restricted transfers, subject to transitional arrangements for legacy SCCs. Regarding transfers from the UK to the EEA, the UK Information Commissioner’s Office (“ICO”) guidance indicates that organizations do not need new arrangements. With regard to the transfer of personal data from the UK to the United States, the UK government has adopted an adequacy decision for the UK Extension to the

EU-U.S. Data Privacy Framework, the UK-U.S. Data Bridge, which came into force on October 12, 2023. The UK-U.S. Data Bridge recognizes the United States as offering an adequate level of data protection where the recipient is a U.S. organization certified to the EU-U.S. Data Privacy Framework and participating in the UK Extension to the EU-U.S. Data Privacy Framework.

Failure to comply with the requirements of the GDPR or UK GDPR and the related national data protection laws of the EEA countries may result in significant monetary fines for noncompliance of up to €20 million or £17.5 million (as applicable) or 4% of the total worldwide annual turnover, whichever is greater (for higher-tier infringements). Fines under the UK GDPR are enforced by the ICO and are entirely separate from fines under the GDPR. In addition, violations of national laws can trigger additional administrative penalties, investigations, corrective orders, temporary or definitive bans, and, in some jurisdictions, a number of criminal offenses for organizations and, in certain cases, their directors and officers, as well as civil liability claims from individuals whose personal data was processed.

Data protection authorities from the different EEA countries may still implement certain variations, enforce the GDPR and national data protection laws differently, and introduce additional national regulations and guidelines, which adds to the complexity of processing personal data in the EEA.

Furthermore, there are specific requirements relating to processing health data from clinical trials, including public disclosure obligations provided in the EU Clinical Trials Regulation No. 536/2014 (“CTR”), European Medicines Agency (“EMA”) disclosure initiatives and voluntary commitments by industry. Failure to comply with these obligations could lead to government enforcement actions and significant penalties against Serapha, harm to its reputation, and adversely impact its business and operating results.

Drug and Biologic Development Process

Regardless of where they are conducted, all clinical trials included in applications for marketing authorization (“MA”) for human medicines in the EU/EEA must have been carried out in accordance with EU regulations. This means that clinical trials conducted in the EU/EEA have to comply with EU clinical trial legislation but also that clinical trials conducted outside the EU/EEA have to comply with ethical principles equivalent to those set out in the EEA, including adhering to international good clinical practice and the Declaration of Helsinki. The conduct of clinical trials in the EU is governed by the CTR, which entered into force on January 31, 2022. The CTR replaced the Clinical Trials Directive 2001/20/EC (“Clinical Trials Directive”) and introduced a complete overhaul of the existing regulation of clinical trials for medicinal products in the EU.

Under the CTR, a sponsor is able to submit a single application for approval of a clinical trial through a centralized EU clinical trials portal (the “CTIS”). One national regulatory authority (the reporting EU Member State proposed by the applicant) will take the lead in validating and evaluating the application and will consult and coordinate with the other concerned EU Member States. If an application is rejected, it may be amended and resubmitted through the EU clinical trials portal. If an approval is issued, the sponsor may start the clinical trial in all concerned EU Member States. However, a concerned EU Member State may in limited circumstances declare an “opt-out” from an approval and prevent the clinical trial from being conducted in such Member State. The CTR also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU database, including a layperson’s summary. Since January 31, 2023, submission of initial clinical trial applications via CTIS is mandatory and CTIS serves as the single entry point for submission of clinical trial-related information and data. As of January 31, 2025, all ongoing trials approved under the former Clinical Trials Directive were required to comply with the CTR and to have transitioned to CTIS.

Under the CTR, national laws, regulations, and the applicable GCP and GLP standards must also be respected during the conduct of the trials, including the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use guidelines on Good Clinical Practice and the ethical principles that have their origin in the Declaration of Helsinki. Under the current regime, all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial must be reported to the National Competent Authority and to the Ethics Committees of the EU Member State where they occur.

During the development of a medicinal product, the EMA and national regulators within the EU provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Committee for Medicinal Products for Human Use (“CHMP”) on the recommendation of the Scientific Advice Working Party. A fee is incurred with each scientific advice procedure, but is significantly reduced for designated orphan medicines. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future Marketing Authorization Application (“MAA”) of the product concerned.

Drug Marketing Authorization

In the EEA, after completion of all required clinical testing, pharmaceutical products may only be placed on the market after obtaining an MA. To obtain an MA of a drug under EU regulatory systems, an applicant can submit an MAA through, amongst others, a centralized or decentralized procedure.

To be used or sold in the UK, a drug must have an effective MA granted by the Medicines and Healthcare Products Regulatory Agency (“MHRA”) under the Human Medicines Regulations 2012 (SI 2012/1916), as amended. MA applications are submitted electronically via the MHRA Submissions Portal. Under the MHRA’s national assessment procedure, the MHRA generally aims to reach a decision within 210 “clock-on” days, excluding any “clock-stops” while the applicant prepares responses to MHRA questions.

On August 30, 2023, the MHRA published detailed guidance on its recently announced new International Recognition Procedure (“IRP”) for MAAs. The IRP has applied since January 1, 2024 and replaced the existing EU reliance procedures to apply for authorizations from seven international regulators (e.g., Health Canada, Swissmedic, the FDA and the EMA, among others). The IRP allows medicinal products approved in other jurisdictions that meet certain criteria to undergo a fast-tracked MHRA review to obtain and/or update an MA in the UK. Applicants can submit initial MAAs to the IRP but the procedure can also be used throughout the lifecycle of a product for post-authorization procedures including line extensions, variations and renewals.

Centralized Authorization Procedure

The centralized procedure provides for the grant of a single MA that is issued by the EC following the scientific assessment of the application by the EMA that is valid in all EU Member States as well as in the three additional EEA Member States (Norway, Iceland and Liechtenstein). The centralized procedure is compulsory for specific medicinal products, including for medicines developed by means of certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene therapy, somatic cell therapy, or tissue-engineered medicines) and medicinal products with a new active substance indicated for the treatment of certain diseases (HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions, and viral diseases). For medicinal products containing a new active substance not yet authorized in the EEA before May 20, 2004 and indicated for the treatment of other diseases, medicinal products that constitute significant therapeutic, scientific or technical innovations or for which the grant of an MA through the centralized procedure would be in the interest of public health at EU level, an applicant may voluntarily submit an application for an MA through the centralized procedure.

Under the centralized procedure, the CHMP is responsible for conducting the initial assessment of a drug. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA. Under the centralized procedure, the timeframe for the evaluation of an MAA by the EMA’s CHMP is, in principle, 210 days from receipt of a valid MAA. However, this timeline excludes clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP, so the overall process typically takes a year or more, unless the application is eligible for an accelerated assessment. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. Upon request, the CHMP can reduce the timeframe to 150 days if the applicant provides sufficient justification for an accelerated assessment. The CHMP will provide a positive opinion regarding the application only if it meets certain quality, safety and efficacy requirements. This opinion is then transmitted to the EC, which has the ultimate authority for granting an MA within 67 days after receipt of the CHMP opinion.

Decentralized Authorization Procedure

Medicines that fall outside the mandatory scope of the centralized procedure have three routes to authorization: (i) they can be authorized under the centralized procedure if they concern a significant therapeutic, scientific or technical innovation, or if their authorization would be in the interest of public health; (ii) they can be authorized under a decentralized procedure where an applicant applies for simultaneous authorization in more than one EU Member State; or (iii) they can be authorized in an EU Member State in accordance with that state’s national procedures and then be authorized in other EU countries by a procedure whereby the countries concerned agree to recognize the validity of the original, national MA (mutual recognition procedure).

The decentralized procedure permits companies to file identical MA applications for a medicinal product to the competent authorities in various EU Member States simultaneously if such medicinal product has not received marketing approval in any EU Member State before. This procedure is available for pharmaceutical products not falling within the mandatory scope of the centralized procedure. The competent authority of a single EU Member State, the reference member state, is appointed to review the application and provide an assessment report. The competent authorities of the other EU Member States, the concerned member states, are subsequently required to grant an MA for their territories on the basis of this assessment. The only exception to this is where the competent authority of an EU Member State considers that there are concerns of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the EC, whose decision is binding on all EU Member States.

Risk Management Plan

All new MAAs must include a Risk Management Plan (“RMP”) describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. RMPs are continually modified and updated throughout the lifetime of the medicine as new information becomes available. An updated RMP must be submitted: (i) at the request of the EMA or a national competent authority, or (ii) whenever the risk-management system is modified, especially as the result of new information being received that may lead to a significant change to the benefit-risk profile or as a result of an important pharmacovigilance or risk-minimization milestone being reached. The regulatory authorities may also impose specific obligations as a condition of the MA. Since October 20, 2023, all RMPs for centrally authorized products are published by the EMA, subject only to limited redactions.

MA Validity Period

MAs have an initial duration of five years. After these five years, the authorization may subsequently be renewed on the basis of a reevaluation of the risk-benefit balance. Once renewed, the MA is valid for an unlimited period unless the EC or the national competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with only one additional five-year renewal. Applications for renewal must be made to the EMA at least nine months before the five-year period expires.

Any authorization which is not followed by the actual placing of the drug on the EU market (in the case of the centralized procedure) or on the market of the authorizing Member State within three years after authorization ceases to be valid.

For the UK, the period of three years during which the drug has not been marketed in Great Britain will be restarted from the date of conversion to a Great Britain MA. Following Windsor Framework changes, which became effective January 1, 2025, EU authorizations are no longer valid in Northern Ireland and centrally authorized products are instead authorized by the MHRA under UK-wide marketing authorizations; existing licenses for products licensed by the MHRA that cover Great Britain only become geographically valid UK-wide while retaining their license number/prefix.

On the other hand, for the EU, in the case that the drug has been marketed in the UK, the placing on the UK market before the end of the period starting when the UK left the EU on January 31, 2020 and ending on December 31, 2020 (the “Brexit Transition Period”) will be taken into account. If, after the end of the Brexit Transition Period, the drug is not placed on any other market of the remaining member states of the EU, the three-year period will start running from the last date the drug was placed on the UK market before the end of the Brexit Transition Period.

Advanced Therapy Medicinal Products

In the EU, medicinal products, including advanced therapy medicinal products (“ATMPs”), are subject to extensive pre- and post-market regulation by regulatory authorities at both the EU and national levels. ATMPs comprise gene therapy products, somatic cell therapy products and tissue-engineered products, which are genes, cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to cure, diagnose or prevent diseases or regenerate, repair or replace a human tissue. Pursuant to Regulation (EC) No 1394/2007, the Committee for Advanced Therapies (“CAT”) is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CHMP and CAT are also responsible for providing guidelines on ATMPs. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs. Although such guidelines are not legally binding, compliance with them is often necessary to gain and maintain approval for product candidates.

In addition to the mandatory RMP, the holder of an MA for an ATMP must put in place and maintain a system to ensure that each individual product and its starting and raw materials, including all substances coming into contact with the cells or tissues it may contain, can be traced through the sourcing, manufacturing, packaging, storage, transport and delivery to the relevant healthcare institution where the product is used.

Exceptional Circumstances/Conditional Approval

Similar to accelerated approval regulations in the United States, conditional MAs can be granted in the EU in exceptional circumstances. A conditional MA can be granted for medicinal products where, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, a number of criteria are fulfilled: (i) the benefit/risk balance of the product is positive, (ii) it is likely that the applicant will be in a position to provide the comprehensive clinical data, (iii) unmet medical needs will be fulfilled by the grant of the MA and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. Once a conditional MA has been granted, the MA holder must fulfill specific obligations within defined timelines. A conditional MA is valid for one year and must be renewed annually, but it can be converted into a standard MA once the MA holder fulfills the obligations imposed and the complete data confirm that the medicine’s benefits continue to outweigh its risks.

Data and Market Exclusivity

As in the United States, it may be possible to obtain a period of market and/or data exclusivity in the EU that would have the effect of postponing the entry into the marketplace of a competitor’s generic, hybrid or biosimilar product (even if the pharmaceutical product has already received an MA) and prohibiting another applicant from relying on the MA holder’s pharmacological, toxicological and clinical data in support of another

MA for the purposes of submitting an application, obtaining an MA or placing the product on the market. Innovative medicinal products, referred to as New Chemical Entities (“NCEs”), approved in the EU qualify for eight years of data exclusivity and 10 years of marketing exclusivity.

An additional non-cumulative one-year period of marketing exclusivity is possible if during the data exclusivity period (the first eight years of the 10-year marketing exclusivity period), the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies.

The data exclusivity period begins on the date of the product’s first MA in the EU. After eight years, a generic product application may be submitted, and generic companies may rely on the MA holder’s data. However, a generic product cannot launch until two years later (or a total of 10 years after the first MA in the EU of the innovator product), or three years later (or a total of 11 years after the first MA in the EU of the innovator product) if the MA holder obtains MA for a new indication with significant clinical benefit within the eight-year data exclusivity period. Additionally, another non-cumulative one-year period of data exclusivity can be added to the eight years of data exclusivity where an application is made for a new indication for a well-established substance, provided that significant preclinical or clinical studies were carried out in relation to the new indication. Another year of data exclusivity may be added to the eight years, where a change of classification of a pharmaceutical product has been authorized on the basis of significant pre-trial tests or clinical trials (when examining an application by another applicant for or holder of market authorization for a change of classification of the same substance the competent authority will not refer to the results of those tests or trials for one year after the initial change was authorized).

Products may not be granted data exclusivity since there is no guarantee that a product will be considered by the EU’s regulatory authorities to include an NCE. Even if a compound is considered to be an NCE and the MA applicant is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the medicinal product if such company can complete a full MAA with their own complete database of pharmaceutical tests, preclinical studies and clinical trials and obtain an MA for its product.

On April 26, 2023, the EC submitted a proposal for the reform of the European pharmaceutical legislation and negotiations are still ongoing. The timing for finalization of these negotiations and entry into force are unclear.

The current drafts envisage:

•	a shortening of the periods of data exclusivity from eight to six years (with transferable vouchers for an additional year of market protection as an incentive for the development of new antibiotics),

•	earlier regulatory guidance and extension of market exclusivity for orphan medicines (depending on certain conditions),

•	four-year data exclusivity for additional indications of existing products, and

•	rules governing the availability of products (including shortage prevention plans and some supply obligations for manufacturers).

Orphan Designation and Exclusivity

The criteria for designating an orphan medicinal product in the EU are similar in principle to those in the United States. The EMA grants orphan drug designation if the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the EU (prevalence criterion). In addition, orphan drug designation can be granted if, for economic reasons, the medicinal product would be unlikely to be developed without incentives and if there is no other satisfactory method approved in the EU of diagnosing, preventing, or treating the condition, or if such a method exists, the proposed medicinal product is a significant benefit to patients affected by the condition. An application for orphan drug designation (which is not an MA, as not all orphan-designated medicines reach the authorization application stage) must be submitted before an application for MA of the medicinal product is submitted. The applicant will receive a fee reduction for the MAA if the orphan drug designation has been granted, but not if the designation is still pending at the time the MAA is submitted, and sponsors must submit an annual report to the EMA summarizing the status of development of the medicine. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Designated orphan medicines are eligible for conditional MA.

The EMA’s Committee for Orphan Medicinal Products reassesses the orphan drug designation of a product in parallel with the review for an MA; for a product to benefit from market exclusivity it must maintain its orphan drug designation at the time of MA review by the EMA and approval by the EC. Additionally, any MA granted for an orphan medicinal product must only cover the therapeutic indication(s) that are covered by the orphan drug designation. Upon the grant of an MA, orphan drug designation provides up to 10 years of market exclusivity in the orphan indication.

During the 10-year period of market exclusivity, with a limited number of exceptions, the regulatory authorities of the EU Member States and the EMA may not accept applications for MA, accept an application to extend an existing MA or grant an MA for other similar medicinal products for the same therapeutic indication. A similar medicinal product is defined as a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan medicinal product can also obtain an additional two years of market exclusivity for an orphan-designated condition when the results of specific studies are reflected in the Summary of Product Characteristics (“SmPC”) addressing the pediatric population and completed in accordance with a fully compliant Pediatric Investigation Plan (“PIP”). No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, i.e., the condition prevalence or financial returns criteria under Article 3 of Regulation (EC) No 141/2000 on orphan medicinal products. When the period of orphan market exclusivity for an indication ends, the orphan drug designation for that indication expires as well. Orphan exclusivity runs in parallel with normal rules on data exclusivity and market protection. Additionally, an MA may be granted to a similar medicinal product (orphan or not) for the same or overlapping indication subject to certain requirements.

In the UK, following the Brexit Transition Period, a system for incentivizing the development of orphan medicines was introduced. Overall, the requirements for orphan designation largely replicate the requirements in the EU and the benefit of market exclusivity has been retained. Products with an orphan designation in the EU can be considered for an orphan MA in Great Britain and marketing authorizations granted for products that fulfil UK orphan criteria are valid UK-wide regardless of whether there is an EU orphan designation. The MHRA will review applications for orphan designation at the time of an MA, and will offer incentives, such as market exclusivity and full or partial refunds for MA fees to encourage the development of medicines in rare diseases. Separately, the MHRA has stated that it is considering updating its licensing framework for orphan medicines, with a draft framework expected by spring 2026.

Pediatric Development

In the EU, companies developing a new medicinal product are obligated to study their product in children and must therefore submit a PIP together with a request for agreement to the EMA. The EMA issues a decision on the PIP based on an opinion of the EMA’s Pediatric Committee. Companies must conduct pediatric clinical trials in accordance with the PIP approved by the EMA, unless a deferral (e.g., until enough information to demonstrate its effectiveness and safety in adults is available) or waiver (e.g., because the relevant disease or condition occurs only in adults) has been granted by the EMA. The MAA for the medicinal product must include the results of all pediatric clinical trials performed and details of all information collected in compliance with the approved PIP, unless a waiver or a deferral has been granted, in which case the pediatric clinical trials may be completed at a later date. Medicinal products that are granted an MA on the basis of the pediatric clinical trials conducted in accordance with the approved PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two-year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the approved PIP are developed and submitted. An approved PIP is also required when an MA holder wants to add a new indication, medicinal form or route of administration for a medicine that is already authorized and covered by intellectual property rights.

In the UK, the MHRA has published guidance on the procedures for UK Pediatric Investigation Plans, which, where possible, mirror the submission format and requirements of the EU system. From January 1, 2025, EU pediatric requirements are addressed via Windsor Framework categorization: for Category 2 products, both UK and EU pediatric requirements apply, and an EU-agreed PIP must also be in place (unless waived).

PRIME Designation

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The Priority Medicines (“PRIME”) scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies on the basis of compelling non-clinical data and tolerability data from initial clinical trials. Many benefits accrue to sponsors of product candidates with PRIME designation, including, but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted. Importantly, once a candidate medicine has been selected for the PRIME scheme, a dedicated contact point and rapporteur from the CHMP or from CAT are appointed, facilitating increased understanding of the product at the EMA’s Committee level. A kick-off meeting with the CHMP/CAT rapporteur initiates these relationships and includes a team of multidisciplinary experts to provide guidance on the overall development plan and regulatory strategy. PRIME eligibility does not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval.

Post-Approval Regulation

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the EC and/or the competent regulatory authorities of the EU Member States. This oversight applies both before and after grant of manufacturing licenses and MAs. It includes control of compliance with EU good manufacturing practices rules, manufacturing authorizations, pharmacovigilance rules and requirements governing advertising, promotion, sale, and distribution, record keeping, importing and exporting of medicinal products.

Failure by Serapha or by any of its third-party partners, including suppliers, manufacturers and distributors, to comply with EU laws and the related national laws of individual EU Member States governing the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of MA, statutory health insurance, bribery and anti-corruption or other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

The holder of an MA for a medicinal product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products.

These pharmacovigilance rules can impose on holders of MAs the obligation to conduct a labor-intensive collection of data regarding the risks and benefits of marketed medicinal products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies or post-authorization safety studies to obtain further information on a medicine’s safety, or to measure the effectiveness of risk-management measures, which may be time-consuming and expensive and could impact Serapha’s profitability. MA holders must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of Periodic Safety Update Reports (“PSURs”) in relation to medicinal products for which they hold MAs. The EMA reviews PSURs for medicinal products authorized through the centralized procedure. If the EMA has concerns that the risk-benefit profile of a product has varied, it can adopt an opinion advising that the existing MA for the product be suspended, withdrawn or varied. The agency can advise that the MA holder be obliged to conduct post-authorization Phase 4 safety studies. If the EC agrees with the opinion, it can adopt a decision varying the existing MA. Failure by the MA holder to fulfill the obligations for which the EC’s decision provides can undermine the ongoing validity of the MA.

More generally, non-compliance with pharmacovigilance obligations can lead to the variation, suspension or withdrawal of the MA for the product or imposition of financial penalties or other enforcement measures.

The manufacturing process for pharmaceutical products in the EU is highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations.

Manufacturing requires a manufacturing authorization, and the manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC (repealed by Directive 2017/1572 on January 31, 2022), Regulation (EC) No 726/2004 and the EC Guidelines for GMP. These requirements include compliance with EU GMP standards when manufacturing pharmaceutical products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU. Amendments or replacements of at least Directive 2001/83/EC and Regulation (EC) No 726/2004 are part of the reform proposal for European pharmaceutical legislation. Similarly, the distribution of pharmaceutical products into and within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. The manufacturer or importer must have a qualified person who is responsible for certifying that each batch of product has been manufactured in accordance with GMP, before releasing the product for commercial distribution in the EU or for use in a clinical trial. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with GMP.

On October 27, 2025, the Council of the EU approved a framework for compulsory licensing of crisis-relevant products (including medicinal products) in crisis situations. While the proposal focuses on voluntary agreements with intellectual property rights holders, it includes rules on compulsory licensing as a measure of last resort upon activation/declaration of a crisis or emergency mode. The European Parliament has not yet voted on the proposal.

Sales and Marketing Regulations

The advertising and promotion of Serapha’s products is also subject to EU laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. In addition, other national legislation of individual EU Member States may apply to the advertising and promotion of medicinal products and may differ from one country to another. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s SmPC as approved by the competent regulatory authorities. The SmPC is the document that provides information to physicians concerning the safe and effective use of the medicinal product. It forms an intrinsic and integral part of the MA granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. All advertising and promotional activities for the product must be consistent with the approved SmPC and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription-only medicines is also prohibited in the EU. Violations of the rules governing the promotion of medicinal products in the EU could be penalized by administrative measures, fines and imprisonment. These laws may further limit or restrict the advertising and promotion of Serapha’s products to the general public and may also impose limitations on Serapha’s promotional activities with healthcare professionals. EU regulation with regard to dispensing, sale and purchase of medicines has generally been preserved in the UK following Brexit, through the Human Medicines Regulations. However, organizations wishing to sell medicines online need to register with the MHRA. Following Brexit, the requirements to display the common logo no longer apply to UK-based online sellers, except for those established in Northern Ireland.

Anti-Corruption Legislation

In the EU, interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct both at EU level and in the individual EU Member States. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the EU. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of the EU Member States. Violation of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States also must be publicly disclosed. Moreover, agreements with physicians must often be the subject of prior notification and approval by the physician’s employer, his/her regulatory professional organization, and/or the competent authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the individual EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In the UK, the pharmaceutical sector is recognized as being particularly vulnerable to corrupt practices, some of which fall within the scope of the Bribery Act 2010. Due to the Bribery Act 2010’s far-reaching territorial application, the potential penalized act does not have to occur in the UK to come within its scope. If the act or omission does not take place in the UK, but the person’s act or omission would constitute an offense if carried out there and the person has a close connection with the UK, an offense will still have been committed.

The Bribery Act 2010 comprises four offenses that cover (i) individuals, companies and partnerships that give, promise or offer bribes, (ii) individuals, companies and partnerships that request, agree to receive or accept bribes, (iii) individuals, companies and partnerships that bribe foreign public officials and (iv) companies and partnerships that fail to prevent persons acting on their behalf from paying bribes. The penalties imposed under the Bribery Act 2010 depend on the offense committed, harm and culpability, and penalties range from unlimited fines to imprisonment for a maximum term of 10 years, or in some cases both.

Regulations in the UK and Other Markets

The UK formally left the EU on January 31, 2020, and EU laws now only apply to the UK in respect of Northern Ireland as laid out in the protocol on Ireland and Northern Ireland, as amended by the Windsor Framework, which sets out a long-term set of arrangements for the supply of medicines into Northern Ireland. The EU and the UK agreed on a trade and cooperation agreement (the “TCA”), which includes provisions affecting the life sciences sector (including on customs and tariffs). There are some specific provisions concerning pharmaceuticals, including the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP issued documents. The TCA does not, however, contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards.

The UK government has adopted the Medicines and Medical Devices Act 2021 (the “MMDA”) to enable the UK’s regulatory frameworks to be updated following the UK’s departure from the EU. The MMDA introduces regulation-making delegated powers covering the fields of human medicines, clinical trials of human medicines, veterinary medicines and medical devices. The MHRA has since been consulting on future regulations for medicines and medical devices in the UK.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If Serapha fails to comply with applicable foreign regulatory requirements, it may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Additional Regulation

In addition to the foregoing, local, state and federal laws, including in the United States, regarding such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect Serapha’s business. These and other laws govern its use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, its operations. If its operations result in contamination of the environment or expose individuals to hazardous or biohazardous substances, Serapha could be liable for damages, environmental remediation, and/or governmental fines. Serapha believes that it is in material compliance with applicable environmental laws and occupational health and safety laws and that continued compliance therewith will not have a material adverse effect on its business. Serapha cannot predict, however, how changes in these laws may affect its future operations. Serapha may incur significant costs to comply with such laws and regulations now or in the future.

Employees

As of October 1, 2026, Serapha had seven full-time employees. Serapha’s team includes individuals with experience in genetic medicine, rare disease, regulatory affairs and chemistry, manufacturing and controls. Members of Serapha’s leadership and scientific team include individuals with prior experience at companies developing genetic medicines. Serapha expects to receive certain administrative support (including in finance, human resources, legal, information technology and business development) from its principal investors during its initial period of operations.

Facilities

Serapha uses office space for its principal operations in New York, which is provided by its principal investors during its initial period of operations. Serapha does not own any manufacturing facilities and relies on third-party CDMOs for the manufacture of SERP-01. Serapha believes its facilities are adequate to meet its current needs and that additional or alternative space will be available as needed on commercially reasonable terms.

Legal Proceedings

From time to time, Serapha may become involved in legal proceedings arising in the ordinary course of its business. Except as described below, Serapha is not currently a party to any material legal proceedings.

Beam Therapeutics Inc. v. Wang et al.

On September 25, 2026, Beam filed a complaint in the U.S. District Court for the District of Massachusetts, captioned Beam Therapeutics Inc. v. Zi Jun (Emma) Wang, et al., Civil Action No. 1:26-cv-14414, against Dr. Wang, Dr. Wu, YolTech (named in the complaint as Shanghai Yaotang Biotechnology Co., Ltd., a/k/a YolTech Therapeutics) and Serapha. The complaint alleges, among other things, that Dr. Wang, while employed by Beam from March 2021 to January 2022, co-founded YolTech and acquired Beam’s confidential information and trade secrets relating to, among other things, lipid nanoparticle delivery, base editing and manufacturing, that at least some such information was incorporated into a Chinese patent application filed by YolTech in June 2022 naming Dr. Wang as the sole inventor, and that at least some such information was used by YolTech in developing its technology, including YOLT-202 (which Serapha refers to as SERP-01). With respect to Serapha, the complaint alleges, among other things, that Serapha acquired and has used, and will continue to use, Beam’s alleged trade secrets through the YolTech License Agreement, including through the transfer of CMC information from YolTech to Serapha, knowing or having reason to know that Dr. Wang had obtained the alleged trade secrets in breach of her obligations to Beam, and that Serapha induced Dr. Wang to breach her employee non-solicitation, confidentiality and assignment agreement with Beam.

The complaint asserts claims against all defendants for misappropriation of trade secrets under the Defend Trade Secrets Act and the Massachusetts Uniform Trade Secrets Act, unjust enrichment, and unfair competition and unfair or deceptive acts or practices under Massachusetts General Laws Chapter 93A, Section 11; a claim against Dr. Wu, YolTech and Serapha for tortious interference with contractual relations; and a claim against Dr. Wang for breach of contract. Beam seeks, among other relief, a permanent injunction against the use of its alleged trade secrets and against developing, marketing or selling products derived from them, an accounting and constructive trust over rights and benefits obtained by the defendants through alleged misappropriation or other wrongful conduct, the assignment to Beam of related intellectual property (including the Chinese patent application referenced above and related patents and patent applications), compensatory damages or a royalty, exemplary damages of up to two times actual damages and treble damages under Chapter 93A, and attorneys’ fees and costs. Beam has demanded a jury trial on all issues so triable. As of the date of this proxy statement/prospectus, Beam has not sought a temporary restraining order or preliminary injunction, and Serapha has not yet responded to the complaint.

Serapha was incorporated in April 2026, more than four years after Beam acknowledges that Dr. Wang’s employment with Beam ended, and Serapha obtained its rights to SERP-01 from YolTech pursuant to the YolTech License Agreement in June 2026. The complaint does not assert any claim of patent infringement. Serapha believes that the claims asserted against it are without merit and intends to defend itself vigorously. However, the Beam Litigation is at an early stage, and Serapha cannot predict its outcome or reasonably estimate the amount or range of any potential loss. An adverse outcome in the Beam Litigation could have a material adverse effect on Serapha’s business, financial condition, results of operations and prospects, including its ability to develop and commercialize SERP-01. See the section titled “Risk Factors — Risks Related to Serapha” beginning on page 93 of this proxy statement/prospectus.

BOUNDLESS BIO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, for purposes of this subsection only, all references to “Boundless Bio” refer to Boundless Bio, Inc. and its subsidiaries prior to the consummation of the Merger. You should read the following discussion and analysis of Boundless Bio’s financial condition and results of operations in conjunction with the financial statements and the related notes thereto and other financial information included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that reflect Boundless Bio’s current plans, estimates and beliefs. Boundless Bio’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly in the section titled “Risk Factors.” Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Boundless Bio is a clinical-stage oncology company dedicated to unlocking a new paradigm in cancer therapeutics that addresses the significant unmet need in patients with oncogene amplified tumors by interrogating extrachromosomal DNA (“ecDNA”), a root cause of oncogene amplification observed in 14 to 17% of cancer patients.

ecDNA are large circular units of nuclear DNA that are a primary mechanism of gene amplification and are detected only in cancer cells, not in healthy cells. Despite tremendous advancements in treating cancer broadly, patients with oncogene amplified cancers generally derive little benefit from existing therapies, such as molecular targeted therapies or immunotherapies, and have worse survival rates than patients without oncogene amplification. Using Boundless Bio’s proprietary Spyglass platform, Boundless Bio was focused on identifying targets essential for ecDNA functionality in oncogene amplified cancer cells, then designing and developing small molecule drugs called ecDNA-directed therapeutic candidates (“ecDTx”) to inhibit those targets, with the aim to prevent cancer cells from using chromosomal instability (“CIN”) and ecDNA amplification biology to grow, adapt, and become resistant to existing therapies. Instead of directly targeting the proteins produced by amplified oncogenes, which is the approach of traditional targeted therapies, Boundless Bio’s ecDTx are intended to be synthetic lethal in tumor cells reliant on ecDNA amplification biology. In the context of drug development, synthetic lethality is a therapeutic approach wherein using a drug to inhibit one target is lethal to cancer cells harboring a specific genetic alteration to a second target, but not lethal to healthy cells that lack the genetic alteration to the second target. Accordingly, Boundless Bio’s ecDTx were designed to preferentially kill ecDNA-enabled cancer cells, but not healthy cells. They were engineered to disrupt the underlying cellular machinery that enables ecDNA or functional amplification.

Boundless Bio’s lead ecDTx, BBI-940, is a novel, oral, selective degrader that targets a previously undrugged kinesin involved in DNA segregation, including ecDNA segregation during mitosis. In February 2026, Boundless Bio initiated the KOMODO-1 trial, a Phase 1, open-label, multicenter, first-in-human clinical trial of BBI-940 in patients with estrogen receptor positive and human epidermal growth factor receptor 2 negative, or ER+/HER2-, breast cancer who have progressed following treatment with a cyclin-dependent kinase 4/6 inhibitor (“CDK4/6 inhibitor”) plus endocrine therapy, as well as patients with triple-negative breast cancer luminal androgen receptor subtype (“TNBC-LAR”). In June 2026, Boundless Bio announced that based on preliminary exposure data obtained in the early dose escalation cohorts of the KOMODO-1 clinical trial, it believed that the observed pharmacokinetic exposure data, indicating that human oral bioavailability of BBI-940 was significantly lower than what had been predicted based on preclinical studies, did not support continued clinical development of BBI-940.

Boundless Bio had been investigating BBI-355, a novel, oral, selective inhibitor of checkpoint kinase 1 designed to target replication stress in oncogene amplified cancers, and BBI-825, a novel, oral, selective inhibitor of ribonucleotide reductase, in the clinic in the POTENTIATE trial and the STARMAP trial. As previously reported, Boundless Bio made decisions to cease enrollment in each of these trials, and, accordingly, it also does not plan to invest further in the development of ECHO, which is an ecDNA diagnostic clinical trial assay used in the POTENTIATE trial. Boundless Bio has completed winding down both the STARMAP trial and the POTENTIATE trial.

Spyglass is Boundless Bio’s internal proprietary platform used to identify new targets. Boundless Bio utilized Spyglass to identify targets that exploit cellular vulnerabilities of oncogene amplified cancers. Its target identification efforts revealed multiple distinct nodes of vulnerability within the lifecycle of ecDNA. In addition to the program described above, Boundless Bio has preclinically validated multiple additional targets and has historically initiated ecDTx drug discovery efforts to identify potential candidates against such targets.

Business Overview

Since Boundless Bio commenced operations in 2018, it has devoted substantially all of its efforts and resources to organizing and staffing its company, business planning, raising capital, building its proprietary Spyglass platform, discovering its ecDTx, developing its diagnostic, establishing its intellectual property portfolio, conducting research, preclinical studies, and clinical trials, establishing arrangements with third parties for the manufacture of its ecDTx and related raw materials, and providing general and administrative support for these operations. During this time, Boundless Bio has incurred significant operating losses and, as of June 30, 2026, it had an accumulated deficit of $296.9 million. Boundless Bio expects to continue to incur losses for the foreseeable future, and, in general, it anticipates these losses will increase substantially in the future if it continues its development of, seeks regulatory approval for, and potentially commercializes its current or any future ecDTx, conducts any clinical trials and preclinical studies, utilizes third parties to manufacture its ecDTx and related raw materials, leverages Spyglass to potentially identify additional development opportunities for its ecDTx and expands its therapeutic pipeline, seeks to expand and protect its intellectual property, as well as incurs additional costs associated with being a public company. If it obtains regulatory approval for its ecDTx, Boundless Bio expects to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. Boundless Bio’s net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of its clinical trials, preclinical studies, and its other research and development activities and capital expenditures.

Through June 30, 2026, Boundless Bio has raised a total of $353.9 million to fund its operations primarily from the gross proceeds from the sale and issuance of Boundless Bio Preferred Stock and Boundless Bio Common Stock. In April 2024, it completed its IPO, in which it sold and issued 6,250,000 shares of Boundless Bio Common Stock for gross proceeds of $100.0 million. In April 2025, it commenced an “at the market” offering as defined in Rule 415(a)(4) under the Securities Act, under which it may offer and sell shares of Boundless Bio Common Stock having an aggregate offering price of up to $14.5 million from time to time through or to its sales agent, as described further under “Liquidity and Capital Resources” below. As of June 30, 2026, Boundless Bio had cash, cash equivalents, and short-term investments of $72.6 million.

In response to clinical data and other market considerations, Boundless Bio has made a series of portfolio prioritization decisions and taken steps to streamline operations in connection with those decisions. In January 2026, it focused its research and development activities on BBI-940. In April 2026, it further streamlined its operations by restructuring its facilities footprint, terminating its long-term lease (the “2024 Lease”) for approximately 80,168 rentable square feet of laboratory and office space in San Diego effective May 31, 2026, and entering into a new, shorter-term lease for approximately 10,822 rentable square feet at a nearby location commencing June 1, 2026. The 2024 Lease termination involved a cash payment of $10.0 million by Boundless Bio to the landlord, and the landlord’s retention of Boundless Bio’s security deposit of approximately $0.5 million.

Boundless Bio does not have any products approved for sale and has not generated any revenue to date. It does not expect to generate any revenue from product sales unless it decides to continue to develop and successfully complete development and obtain regulatory approval for one or more of its ecDTx, which it expects would take several years and may never occur. If the Merger is not completed, Boundless Bio will need substantial additional funding to support its continuing operations and pursue any long-term business plan, including to complete the development and commercialization of any ecDTx, if approved. Accordingly, until such time as Boundless Bio can generate significant revenue from sales of its ecDTx, if ever, it expects to finance its cash needs through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses, and other similar arrangements. However, it may be unable to raise additional funds or enter such other arrangements when needed on favorable terms or at all. Boundless Bio’s failure to raise capital or enter such other arrangements when needed would have a negative impact on its financial condition and could force it to delay, limit, reduce, or terminate its research and development programs or other operations, or grant rights to develop and market ecDTx that it would otherwise prefer to develop and market itself.

Boundless Bio does not own or operate, and currently has no plans to establish, any manufacturing facilities. If the Merger is not completed, Boundless Bio expects to continue to rely on third parties for the manufacture of its ecDTx, for preclinical and clinical testing, as well as for commercial manufacture if it develops any ecDTx and any of such ecDTx were to obtain marketing approval.

The Proposed Merger

The Merger Agreement

On June 22, 2026, Boundless Bio entered into the Merger Agreement with Serapha and Merger Sub, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Serapha, with Serapha continuing as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the Merger. The Merger is intended to qualify for federal income tax purposes as (1) a tax-free reorganization under the provisions of Section 368(a) of the Code and/or (2) an exchange of shares of Serapha Capital Stock for Boundless Bio Common Stock under Section 351(a) of the Code.

In connection with the signing of the Merger Agreement, Boundless Bio announced a reduction in workforce of approximately 75%. Boundless Bio recognized a charge of approximately $2.8 million during the three and six months ended June 30, 2026 and estimated aggregate one-time charges of approximately $3.0 million to $5.0 million, with the remainder to be recognized in the second half of 2026. See Note 1 to Boundless Bio’s unaudited condensed financial statements appearing elsewhere in this proxy statement/prospectus for further information regarding the reduction in workforce.

The Merger is expected to close in the fourth quarter of 2026, subject to the satisfaction of certain closing conditions, along with the concurrent Serapha Pre-Closing Financing (as described below). Following completion of the Merger, the Combined Company plans to focus on advancing SERP-01, an investigational in vivo base editing therapy for AATD, and does not intend to continue development of any of Boundless Bio’s legacy ecDTx. Boundless Bio may continue to evaluate opportunities for its ecDTx, which may include a sale, license, transfer, disposition, divestiture or other monetization transaction to a third party or to a related party so long as the transaction would not result in material post-closing obligations to the Combined Company without Serapha’s consent. If the Merger is not completed, Boundless Bio may continue to explore development opportunities for its ecDTx and pursue other strategic alternatives, including collaborations, financing opportunities or a transaction similar to the proposed Merger, or liquidation.

Serapha Series A Preferred Stock Financing

In connection with the execution of the Merger Agreement, certain institutional and accredited investors (the “Series A Investors,” led by affiliates of RTW Investments and RA Capital Management) and Serapha

entered into the Series A Financing Agreement, pursuant to which such persons invested in and purchased an aggregate of 30,668,708 shares of Serapha Series A Preferred Stock at a purchase price of $4.4997 per share for aggregate gross proceeds to Serapha of approximately $138.0 million.

Serapha Pre-Closing Financing

Concurrently with the execution and delivery of the Merger Agreement, the Series A Investors also entered into the Securities Purchase Agreement with Serapha, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Serapha Common Stock or, in lieu thereof, Serapha Pre-Funded Warrants, representing an aggregate commitment of approximately $92.0 million (the “Serapha Pre-Closing Financing”).

The shares of Serapha Common Stock and Serapha Pre-Funded Warrants that are issued in the Serapha Pre-Closing Financing will be or will have the right to be, respectively, converted into shares of Boundless Bio Common Stock in the Merger.

The Securities Purchase Agreement also contemplates Serapha and the investors participating in the Serapha Pre-Closing Financing entering into a registration rights agreement at the closing of the Serapha Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of Boundless Bio Common Stock that are held by the investors participating in the Serapha Pre-Closing Financing from time to time pursuant to Rule 415.

Boundless Bio Pre-Closing Dividend

Further, prior to the Closing, Boundless Bio expects to declare and set aside the aggregate cash amount to be paid in accordance with a special cash dividend (the “Boundless Bio Pre-Closing Dividend”) to holders of record of outstanding shares of Boundless Bio Common Stock as of a record date prior to the Effective Time, to be determined by the Boundless Bio Board of Directors. The ex-dividend date in respect of the Boundless Bio Pre-Closing Dividend will be determined by Nasdaq. Boundless Bio stockholders of record who continue to hold their eligible shares of Boundless Bio Common Stock until market open on the ex-dividend date will be entitled to payment of the Boundless Bio Pre-Closing Dividend. The amount of the Boundless Bio Pre-Closing Dividend is expected to be approximately $44 to $48 million in the aggregate.

Known Trends, Events and Uncertainties

Macroeconomic, Political, and Regulatory Environment Considerations

Uncertainty in the United States and global macroeconomic, political, and regulatory environments present significant risks to Boundless Bio’s business. Boundless Bio’s operating costs, ability to raise additional capital, and stock price could be materially and adversely affected by macroeconomic and geopolitical events and conditions outside of its control, including market volatility, high interest rates, inflation, tariffs and other trade barriers, retaliatory measures taken by foreign countries, slowed economic growth or recession, uncertainty with respect to the federal budget and debt ceiling, potential or prolonged government shutdowns related thereto, liquidity concerns at financial institutions, supply chain disruptions, military conflicts, and other geopolitical events and instability. Further, one or more of Boundless Bio’s current service providers or vendors, manufacturers, clinical investigative sites, financial institutions, and other partners may be adversely affected by the foregoing risks, which could directly affect its ability to attain its operating goals on schedule and on budget.

In addition, FDA-regulated industries, such as Boundless Bio’s, face uncertainty with regard to the regulatory environment Boundless Bio will face if the Merger is not completed and it proceeds with research and development and possibly in the future commercialization. The FDA has recently experienced significant leadership changes, voluntary and involuntary staff departures, shifts in scientific and regulatory priorities, and political pressure to increase scrutiny of certain products. These and other factors increase uncertainties associated with interpreting the FDA’s guidance and predicting its areas of focus and responses to various issues. Changes and disruptions at the FDA, including due to federal government shutdowns, could impact the FDA’s ability to retain key personnel and hire additional personnel and may result in delays or limitations on Boundless Bio’s ability to obtain guidance from agency staff and slow review times for applications Boundless Bio may submit to obtain the requisite regulatory approvals in the future. Moreover, actions that the federal government recently has taken and may take in the future to freeze or reduce federal funding for medical research, has and could further decrease the ability of facilities that rely on such funding to conduct clinical trials or increase the costs to Boundless Bio of conducting clinical trials at those facilities. There remains general uncertainty regarding future activities. New executive orders, regulations, policies, or guidance could be issued or promulgated that adversely affect Boundless Bio or create a more challenging or costly environment to pursue the development and commercialization of its ecDTx, including in areas relating to regulatory framework and oversight, research and development funding, drug pricing reform, intellectual property rights, global trade policy, and tariffs.

Although, as of the date of this proxy statement/prospectus, Boundless Bio’s business has not been materially impacted, the ultimate impact of global economic and market conditions and changes in government agencies, regulations and policies remains highly uncertain and will depend on future developments and factors that continue to evolve. Boundless Bio will closely monitor these ongoing developments and the potential impact of these factors on its business, operating expenses, and cash position and, if circumstances warrant, it may make adjustments to Boundless Bio’s operating plan. For more information regarding these risks and uncertainties, see the section titled “Risk Factors.”

Components of Results of Operations

Revenue

To date, Boundless Bio has not generated any revenue from the sale of products. Boundless Bio does not expect to generate any such revenue unless and until such time that its ecDTx have advanced through clinical development and regulatory approval, if ever. If Boundless Bio fails to complete preclinical and clinical development of its ecDTx or obtain regulatory approval for them, its ability to generate future revenues, and its results of operations and financial position would be adversely affected.

Operating Expenses

Boundless Bio’s operating expenses consist of research and development expenses and general and administrative expenses.

Research and Development

Boundless Bio’s research and development (“R&D”) expenses have related primarily to building its Spyglass platform, its ecDTx discovery efforts, its preclinical and clinical development activities, and the development of a diagnostic test. R&D expenses are recognized as incurred, and payments made prior to the receipt of goods or services to be used in R&D are capitalized until the goods or services are received. Boundless Bio uses internal resources primarily to conduct its research and discovery activities, as well as for managing its preclinical development, process development, manufacturing, and clinical development activities. Boundless Bio tracks direct costs on a development program specific basis. Indirect costs are not included in program costs, as these costs are general in nature and benefit all of its discovery efforts and development programs.

Boundless Bio’s direct, or development program specific, R&D costs consist of:

•

costs incurred under agreements with its contract research organizations (“CROs”), investigative sites, and consultants to conduct its clinical trials and preclinical studies, as well as third party costs related to the development of a diagnostic test; and

•	expenses related to manufacturing its ecDTx for clinical trials and preclinical studies, including fees paid to third-party manufacturers.

Boundless Bio’s indirect R&D costs include:

•	personnel-related costs, including salaries, severance, bonuses, benefits, travel, and stock-based compensation expenses for employees engaged in R&D functions,

•	the costs of outside services from third parties, including consultants,

•	the costs of lab and pharmacology supplies,

•	facilities-related costs, including rent and maintenance costs, and other costs including insurance, depreciation, supplies, and miscellaneous expenses, and

•	other costs, including costs related to travel, repairs and maintenance, service contracts, computer supplies, software, and publications and subscription services.

The successful development of Boundless Bio’s ecDTx is highly uncertain. There are numerous factors associated with the successful development of its ecDTx, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on its stage of development. In addition, future regulatory factors beyond its control may impact its clinical development programs. Product candidates in later stages of development generally have higher development costs than those in earlier stages of development.

If Boundless Bio resumes development of any ecDTx, Boundless Bio’s future R&D expenses may vary significantly based on a wide variety of factors such as:

•	the number, scope, rate of progress, expense, and results of its clinical trials and preclinical activities;

•	per patient trial costs;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	the potential additional safety monitoring requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up;

•	the cost and timing of manufacturing its ecDTx;

•	the phase of development of its ecDTx;

•	a decision not to advance the clinical development of an ecDTx;

•	the necessity and cost of developing a diagnostic for its ecDTx;

•	the costs of laboratory supplies and equipment and pharmacology supplies for its preclinical activities and clinical trials;

•	the extent of changes in government regulation and regulatory guidance;

•	disruptions at the FDA that hinder its ability to perform routine activities or function in the normal course;

•	the efficacy and safety profile of its ecDTx;

•	the timing, receipt, and terms of any approvals from applicable regulatory authorities; and

•	the extent to which it establishes collaboration, license, or other arrangements.

A change in the outcome of any of these variables with respect to development of its ecDTx could significantly change the costs and timing associated with any development of its ecDTx.

The process of conducting the necessary preclinical and clinical research to obtain regulatory approval is costly and time-consuming. The actual probability of success for its ecDTx or any future ecDTx may be affected by a variety of factors. Boundless Bio may never succeed in achieving regulatory approval for its ecDTx. Preclinical and clinical development timelines, the probability of success, and total development costs can differ materially from expectations. If the Merger is not completed, Boundless Bio anticipates that it will continue to make determinations as to how much funding to direct to any ecDTx it may decide to develop on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments, and its ongoing assessment of its ecDTx’s commercial potential. Boundless Bio will need to raise substantial additional capital in the future if the Merger is not completed and it decides to develop any ecDTx. In addition, it cannot forecast whether its ecDTx may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect its development plans and capital requirements.

General and Administrative

General and administrative (“G&A”) expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits, travel, severance, and stock-based compensation for employees in executive, accounting and finance, business development, legal, and other administrative functions. Other significant costs include allocated facility-related expenses, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services, insurance costs, and business development expenses. Boundless Bio also incurs costs associated with maintaining compliance with securities exchange listing and SEC requirements, including audit, legal, regulatory, and tax-related services, as well as director and officer insurance premiums and investor relations costs associated with operating as a public company.

If the Merger is not completed and Boundless Bio decides to develop any ecDTx, it anticipates that its G&A expenses will increase in the long-term if it is successful in developing its ecDTx and growing its business and, if its ecDTx receives marketing approval, when it commences commercialization activities.

Other Income, Net

Other income, net consists primarily of interest income earned on Boundless Bio’s cash, cash equivalents, and investments.

Results of Operations

Comparison of the Three Months Ended June 30, 2026 and 2025

The following table summarizes Boundless Bio’s results of operations for each of the periods indicated (in thousands):

	Three Months Ended June 30,
	2026	2025	Change
Operating expenses:
Research and development	$13,973	$12,218	$1,755
General and administrative	10,411	4,843	5,568

Total operating expenses	24,384	17,061	7,323

Loss from operations	(24,384)	(17,061)	(7,323)
Other income (expense), net:
Interest income	690	1,386	(696)
Other income	1	—	1

Total other income (expense), net	691	1,386	(695)

Net loss	$(23,693)	$(15,675)	$(8,018)

Research and Development Expenses

The following table summarizes Boundless Bio’s R&D expenses for each of the periods indicated (in thousands):

	Three Months Ended June 30,
	2026	2025	Change
Direct program costs:
BBI-940	$3,740	$1,554	$2,186
BBI-355	(396)	2,808	(3,204)
BBI-825	—	839	(839)
Other development programs	4	28	(24)

Total direct program costs	3,348	5,229	(1,881)

Indirect program costs:
Personnel-related (including stock compensation)	3,421	3,862	(441)
Outside services and consulting	218	426	(208)
Lab and pharmacology supplies	67	192	(125)
Facilities-related (including depreciation)	5,268	2,082	3,186
Impairment of property and equipment	1,055	—	1,055
Other indirect program costs	596	427	169

Total indirect program costs	10,625	6,989	3,636

Total R&D expenses	$13,973	$12,218	$1,755

R&D expenses were $14.0 million and $12.2 million for the three months ended June 30, 2026 and 2025, respectively. The $1.8 million increase was primarily attributable to (i) a $3.2 million increase in facilities-related costs due to the early termination of the 2024 Lease, and (ii) a $1.1 million increase related to the impairment of property and equipment as a result of its early termination of the 2024 Lease, partially offset by (iii) a $1.9 million decrease in direct program costs, (iv) a $0.4 million decrease in personnel-related costs, reflecting a decline in ongoing compensation costs resulting from the reduction in workforce, substantially offset by severance costs and stock-based compensation recognized in connection with the amendment of its stock options during the second quarter of 2026, and (v) a $0.2 million decrease in outside services and consulting costs. The increase in BBI-940 direct program costs for the three months ended June 30, 2026 compared with the same period in 2025 was primarily due to costs relating to the KOMODO-1 clinical trial initiated in early 2026, and the decreases in BBI-355 and BBI-825 direct program costs for the three months ended June 30, 2026 compared with the same period in 2025 were primarily due to Boundless Bio’s decisions to wind down the POTENTIATE and STARMAP clinical trials, as discussed above.

BBI-940 direct program costs are shown as a separate component of R&D expenses in the table above for all periods presented. Such costs were included in “other development programs” in its annual financial statements for the year ended December 31, 2025.

General and Administrative Expenses

G&A expenses were $10.4 million and $4.8 million for the three months ended June 30, 2026 and 2025, respectively. The $5.6 million increase in G&A expenses was primarily attributable to (i) a $1.7 million increase in personnel-related costs, primarily related to severance costs and stock-based compensation expense recognized in connection with the amendment of its stock options (see Notes 1 and 9 to Boundless Bio’s unaudited condensed financial statements appearing elsewhere in this proxy statement/prospectus), (ii) a $2.0 million increase in facilities-related costs due to the early termination of the 2024 Lease, (iii) a $1.4 million increase in professional fees, primarily related to legal fees incurred in connection with the Merger, and (iv) a $0.5 million increase in other G&A costs.

Other Income, Net

Other income, net was $0.7 million and $1.4 million for the three months ended June 30, 2026 and 2025, respectively. The $0.7 million decrease resulted from a reduction in interest income generated by Boundless Bio’s available-for-sale investment securities portfolio due to a decrease in the amount of cash and cash equivalents available for investing purposes as well as a decline in the market yields available for such investment securities compared to the prior year period.

Boundless Bio expects interest income to decrease prior to the Closing as it winds down its R&D activities and incurs costs associated with the Merger, and as its investable asset base declines, including the anticipated Boundless Bio Pre-Closing Dividend described under “Boundless Bio Pre-Closing Dividend” above. Market yields on Boundless Bio’s investment portfolio may also fluctuate in response to changes in monetary policy and broader interest rate conditions, which could further affect interest income in future periods.

Comparison of the Six Months Ended June 30, 2026 and 2025

The following table summarizes Boundless Bio’s results of operations for each of the periods indicated (in thousands):

	Six Months Ended June 30,
	2026	2025	Change
Operating expenses:
Research and development	$23,707	$24,355	$(648)
General and administrative	15,152	10,047	5,105

Total operating expenses	38,859	34,402	4,457

Loss from operations	(38,859)	(34,402)	(4,457)
Other income (expense), net:
Interest income	1,610	2,971	(1,361)
Other income (expense)	1	(2)	3

Total other income (expense), net	1,611	2,969	(1,358)

Net loss	$(37,248)	$(31,433)	$(5,815)

Research and Development Expenses

The following table summarizes Boundless Bio’s R&D expenses for each of the periods indicated (in thousands):

	Six Months Ended June 30,
	2026	2025	Change
Direct program costs:
BBI-940	$7,630	$2,340	$5,290
BBI-355	504	5,776	(5,272)
BBI-825	—	1,989	(1,989)
Other development programs	3	57	(54)

Total direct program costs	8,137	10,162	(2,025)

Indirect program costs
Personnel-related (including stock compensation)	5,943	7,871	(1,928)
Outside services and consulting	276	795	(519)
Lab and pharmacology supplies	199	425	(226)
Facilities-related (including depreciation)	7,139	4,092	3,047
Impairment of property and equipment	1,055	—	1,055
Other indirect program costs	958	1,010	(52)

Total indirect program costs	15,570	14,193	1,377

Total R&D expenses	$23,707	$24,355	$(648)

R&D expenses were $23.7 million and $24.4 million for the six months ended June 30, 2026 and 2025, respectively. The $0.6 million decrease was primarily attributable to (i) a $2.0 million decrease in direct program costs, (ii) a $1.9 million decrease in personnel-related costs, reflecting a decline in ongoing compensation costs resulting from the reduction in workforce, partially offset by severance costs recognized during the second quarter of 2026, and (iii) a $0.8 million decrease in other R&D costs, partially offset by (iv) a $3.0 million increase in facilities-related costs due to the early termination of the 2024 Lease, and (v) a $1.1 million increase related to the impairment of property and equipment as a result of its early termination of the 2024 Lease. The increase in BBI-940 direct program costs for the six months ended June 30, 2026 compared with the same period in 2025 was primarily due to costs relating to the KOMODO-1 clinical trial initiated in early 2026, and the decreases in BBI-355 and BBI-825 direct program costs for the six months ended June 30, 2026 compared with the same period in 2025 were primarily due to Boundless Bio’s decisions to wind down the POTENTIATE and STARMAP clinical trials, as discussed above.

BBI-940 direct program costs are shown as a separate component of R&D expenses in the table above for all periods presented. Such costs were included in “other development programs” in Boundless Bio’s annual financial statements for the year ended December 31, 2025.

General and Administrative Expenses

G&A expenses were $15.2 million and $10.0 million for the six months ended June 30, 2026 and 2025, respectively. The $5.1 million increase in G&A expenses was primarily attributable to (i) a $1.5 million increase in personnel-related costs, primarily related to severance costs and stock-based compensation expense recognized in connection with the amendment of its stock options (see Notes 1 and 9 to Boundless Bio’s unaudited condensed financial statements appearing elsewhere in this proxy statement/prospectus), (ii) a $2.4 million increase in facilities-related costs due to the early termination of the 2024 Lease, and (iii) a $1.2 million increase in professional fees.

Other Income, Net

Other income, net was $1.6 million and $3.0 million for the six months ended June 30, 2026 and 2025, respectively. The $1.4 million decrease resulted from a reduction in interest income generated by Boundless Bio’s available-for-sale investment securities portfolio due to a decrease in the amount of cash and cash equivalents available for investing purposes as well as a decline in the market yields available for such investment securities compared to the prior year period.

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes Boundless Bio’s results of operations for each of the periods indicated (in thousands):

	Year Ended December 31,
	2025	2024	Change
Operating expenses:
Research and development	$44,845	$55,267	$(10,422)
General and administrative	18,707	18,000	707

Total operating expenses	63,552	73,267	(9,715)

Loss from operations	(63,552)	(73,267)	9,715
Other income, net:
Interest income	5,357	7,892	(2,535)
Other income (expense), net	(2)	12	(14)

Total other income, net	5,355	7,904	(2,549)

Net loss	$(58,197)	$(65,363)	$7,166

Research and Development Expenses

The following table summarizes Boundless Bio’s R&D expenses for each of the periods indicated (in thousands):

	Year Ended December 31,
	2025	2024	Change
Direct program costs:
BBI-355	$9,687	$10,024	$(337)
BBI-825	2,887	11,644	(8,757)
Other development programs	7,659	5,178	2,481

Total direct program costs	20,233	26,846	(6,613)

Indirect program costs:
Personnel-related (including stock compensation)	12,740	16,820	(4,080)
Outside services and consulting	1,670	4,079	(2,409)
Lab and pharmacology supplies	580	1,899	(1,319)
Facilities-related (including depreciation)	7,797	3,818	3,979
Other indirect program costs	1,825	1,805	20

Total indirect program costs	24,612	28,421	(3,809)

Total R&D expenses	$44,845	$55,267	$(10,422)

R&D expenses were $44.8 million and $55.3 million for the years ended December 31, 2025 and 2024, respectively. The $10.4 million decrease was primarily attributable to (i) a $6.6 million decrease in direct program costs, driven by reduced spending on the STARMAP and POTENTIATE trials, partially offset by increased investment in other development programs, primarily BBI-940, (ii) a $4.1 million decrease in personnel-related costs, primarily due to workforce reductions implemented in 2024 and 2025, (iii) a $2.4 million decrease in outside services and consulting costs, and (iv) a $1.3 million decrease in laboratory and pharmacology supply costs due to lower material needs in certain development programs. These decreases were partially offset by a $4.0 million increase in facilities-related expenses, primarily due to the commencement of the lease related to its corporate headquarters in the fourth quarter of 2024, which resulted in a full-year impact on facilities-related costs in 2025 compared to a partial-year impact in 2024.

General and Administrative Expenses

Boundless Bio’s G&A expenses were $18.7 million and $18.0 million for the years ended December 31, 2025 and 2024, respectively. The $0.7 million increase in G&A expenses was primarily attributable to a $1.9 million increase in facilities-related costs, primarily due to the relocation of its corporate headquarters in the fourth quarter of 2024, partially offset by a $1.2 million decrease in personnel-related costs, primarily due to workforce reductions implemented in 2024 and 2025.

Other Income, Net

Other income, net was $5.4 million and $7.9 million for the years ended December 31, 2025 and 2024, respectively. The $2.5 million decrease resulted primarily from a reduction in interest income generated by Boundless Bio’s available-for-sale investment securities portfolio, due to both a decrease in the amount of cash equivalents available for investing purposes and a decline in the market yields available for such investment securities compared to the prior year.

Liquidity and Capital Resources

Sources of Liquidity

On June 22, 2026, Boundless Bio entered into the Merger Agreement pursuant to which, among other matters, Merger Sub will merge with and into Serapha, with Serapha surviving as a wholly owned subsidiary of Boundless Bio. The Closing is subject to approval by Boundless Bio stockholders and the stockholders of Serapha and other closing conditions. Boundless Bio’s future operations are highly dependent on the success of the proposed Merger with Serapha.

Through June 30, 2026, Boundless Bio has raised a total of $353.9 million to fund its operations primarily from the gross proceeds from the sale and issuance of shares of Boundless Bio Preferred Stock prior to its IPO and the sale and issuance of 6,250,000 shares of Boundless Bio Common Stock in its IPO, which closed in April 2024. Boundless Bio’s IPO generated gross proceeds of $100.0 million, which resulted in net proceeds to it of approximately $87.7 million, after deducting underwriting discounts and commissions and other offering expenses.

In April 2025, Boundless Bio entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC (the “Agent”), pursuant to which Boundless Bio may, from time to time, sell shares of Boundless Bio Common Stock in “at-the-market” offerings through or to the Agent, acting as sales agent or principal. See Note 1 to Boundless Bio’s unaudited condensed financial statements appearing elsewhere in this proxy statement/prospectus for further information. Boundless Bio is not obligated to sell any shares under the Sales Agreement, and the Agent is not obligated to buy or sell any shares of Boundless Bio Common Stock. Boundless Bio cannot provide any assurance that it will sell any shares under the Sales Agreement, or, if it does, as to the prices, amounts, or timing of any such sales. As of June 30, 2026, no shares had been sold under the Sales Agreement.

Future Funding Requirements

As of June 30, 2026, Boundless Bio had cash, cash equivalents, and short-term investments of $72.6 million. As of December 31, 2025, Boundless Bio had cash, cash equivalents, and short-term investments of $107.6 million. In April 2026, Boundless Bio terminated the 2024 Lease and entered into a new, shorter-term lease, the term of which commenced June 1, 2026. The lease termination involved a cash payment of $10.0 million by Boundless Bio to the landlord, and the landlord’s retention of Boundless Bio’s security deposit of approximately $0.5 million. See Note 7 to Boundless Bio’s unaudited condensed financial statements appearing elsewhere in this proxy statement/prospectus for further information regarding the lease termination and new lease. Based on Boundless Bio’s current operating plan, and without giving effect to the anticipated Boundless Bio Pre-Closing Dividend of approximately $44 to $48 million or the proposed Merger, Boundless Bio believes that its existing cash, cash equivalents, and short-term investments will be sufficient to fund its operations through the anticipated closing date of the Merger and for a period of at least 12 months from the date of issuance of the unaudited condensed financial statements of Boundless Bio appearing elsewhere in this proxy statement/prospectus. However, Boundless Bio’s operating plan may change, whether or not the Merger is completed. Boundless Bio has based this estimate on assumptions that may prove to be wrong, and it could deplete its capital resources sooner than it expects. Additionally, the process of conducting preclinical studies, manufacturing any ecDTx or other product candidates, and testing ecDTx or other product candidates in clinical trials is costly, and the timing of progress and expenses in these studies and trials is uncertain.

Boundless Bio’s primary uses of capital were historically compensation and related expenses, research and development costs to support its ecDTx pipeline, legal and other regulatory expenses and general overhead costs. Now that Boundless Bio has suspended and is winding down its research and development activities in anticipation of the Merger with Serapha, its operations will be limited and it expects that Boundless Bio expenses other than those related to the Merger will decrease significantly.

Boundless Bio’s future operations are highly dependent on the success of the proposed Merger with Serapha. If the Merger with Serapha is not completed, Boundless Bio may continue to explore development opportunities for its ecDTx and pursue other strategic alternatives, including collaborations, financing opportunities or a transaction similar to the proposed Merger, or liquidation.

Boundless Bio has incurred significant operating losses since its inception and, as of June 30, 2026, it had an accumulated deficit of $296.9 million. Boundless Bio expects to continue to incur losses for the foreseeable future, and, in general, it anticipates these losses will increase substantially in the future if it decides to develop, seek regulatory approval for, and potentially commercialize any ecDTx, conduct clinical trials and preclinical studies, utilize third parties to manufacture any ecDTx and related raw materials, leverage Spyglass to potentially identify additional development opportunities for its ecDTx and expand its therapeutic pipeline, seek to expand and protect its intellectual property, as well as incur additional costs associated with being a public company. If Boundless Bio obtains regulatory approval for its ecDTx, it expects to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. Boundless Bio’s net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of its clinical trials, preclinical studies, and its other research and development activities and capital expenditures.

Boundless Bio’s future capital requirements are difficult to predict and depend on many factors, including but not limited to:

•	the costs and timing of the Merger;

•	Boundless Bio’s ability to complete the Merger or, if the Merger is not completed, identify and consummate another strategic transaction;

•	the initiation, type, number, scope, progress, expansions, results, costs, and timing of clinical trials and preclinical studies of any ecDTx that Boundless Bio may choose to pursue in the future;

•	the costs and timing of manufacturing for any ecDTx, including commercial manufacture at sufficient scale, if its ecDTx is approved;

•

the costs and timing of obtaining raw materials for manufacturing sufficient quantities of its ecDTx or obtaining sufficient quantities of any combination agents or other materials needed for use in its clinical trials and preclinical studies;

•	the costs and timing of developing diagnostics, if required, and the outcome of their regulatory review;

•	the costs, timing, and outcome of regulatory meetings and reviews of its ecDTx;

•	changes in regulatory policies or approval pathways;

•	disruptions at the FDA that hinder its ability to perform routine activities or function in the normal course;

•

the costs, timing, and outcome of seeking to obtain, maintain, expand, enforce, defend, and protect its patents and other intellectual property and proprietary rights or, if necessary, challenging third-party patents and other intellectual property and proprietary rights;

•	the costs and timing of purchasing laboratory supplies and equipment and pharmacology supplies for its preclinical activities and clinical trials;

•	potential costs not currently contemplated due to events that may occur as a result of, or that are associated with, streamlining its operations as discussed above;

•	the costs associated with hiring additional personnel and consultants, as needed, to support any clinical and preclinical development efforts;

•	the costs and timing of establishing or securing sales and marketing capabilities if any ecDTx is approved;

•	its ability to achieve sufficient market acceptance, coverage, and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

•	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors;

•	the terms and timing of establishing and maintaining collaborations, licenses, and other similar arrangements;

•	costs associated with any products or technologies that it may in-license or acquire; and

•	the effects of competing technological and market developments as well as disruptions to and volatility in the credit and financial markets.

Boundless Bio has no committed sources of capital. Until it can generate sufficient product revenue to finance its cash requirements, if ever, it expects to finance its future cash needs primarily through equity offerings (including through the Sales Agreement), debt financings, or other capital sources, including potential collaborations, licenses, and other similar arrangements. However, Boundless Bio may be unable to raise additional funds or enter such other arrangements when needed on favorable terms or at all. To the extent that it raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders will be, or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If Boundless Bio raises additional funds through other collaborations or licensing arrangements with third parties, it may have to relinquish valuable rights to its future revenue streams, ecDTx, research programs, intellectual property, or proprietary technology, or grant licenses on terms that may not be favorable to it. Boundless Bio’s ability to raise additional funds may be adversely impacted by global economic conditions, disruptions to, and volatility in, the credit and financial markets in the United States, inflation, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If Boundless Bio is unable to raise additional funds through equity or debt financings or other arrangements when needed, it may be required to delay, limit, reduce, or terminate any ecDTx development or other operations, or grant rights to develop and market ecDTx to third parties that it would otherwise prefer to develop and market itself, or on less favorable terms than it would otherwise choose.

Cash Flows

The following tables summarize Boundless Bio’s cash flows for each of the periods indicated (in thousands):

	Six Months Ended June 30,
	2026	2025	Change
Net cash used in operating activities	$(35,945)	$(26,359)	$(9,586)
Net cash provided by investing activities	37,657	14,352	23,305
Net cash provided by financing activities	73	117	(44)

Net increase (decrease) in cash, cash equivalents, and restricted cash	$1,785	$(11,890)	$13,675

	Year Ended December 31,
	2025	2024	Change
Net cash used in operating activities	$(46,661)	$(60,841)	$14,180
Net cash provided by (used in) investing activities	37,801	(26,101)	63,902
Net cash provided by financing activities	141	89,823	(89,682)

Net increase (decrease) in cash, cash equivalents, and restricted cash	$(8,719)	$2,881	$(11,600)

Operating Activities

Net cash used in operating activities was $35.9 million and $26.4 million for the six months ended June 30, 2026 and 2025, respectively. The net cash used in operating activities during the six months ended June 30, 2026 was primarily driven by Boundless Bio’s reported net loss of $37.2 million, net of noncash charges (including stock-based compensation expense, depreciation, impairment of property and equipment, and right-of-use asset amortization) totaling $14.3 million and a $13.0 million increase of Boundless Bio’s net operating assets. The net cash used in operating activities during the six months ended June 30, 2025 was primarily driven by Boundless Bio’s reported net loss of $31.4 million, net of noncash charges (including stock-based compensation expense, depreciation, and right-of-use asset amortization) totaling $4.3 million and a $0.8 million decrease of Boundless Bio’s net operating assets. The increase in cash used in operations during the six months ended June 30, 2026 in comparison to the six months ended June 30, 2025 was primarily attributable to the $10.0 million cash payment associated with the termination of the 2024 Lease, partially offset by a decrease in third-party spending associated with Boundless Bio’s discovery, development, and clinical activities.

Net cash used in operating activities was $46.7 million and $60.8 million for the years ended December 31, 2025 and 2024, respectively. The net cash used in operating activities during the year ended December 31, 2025 was primarily due to Boundless Bio’s reported net loss of $58.2 million, net of noncash charges (including stock-based compensation expense, depreciation, and right-of-use (“ROU”) asset amortization) totaling $8.1 million and a $3.5 million decrease of its net operating assets. The net cash used in operating activities during the year ended December 31, 2024 was primarily due to Boundless Bio’s reported net loss of $65.4 million, net of noncash charges (including stock-based compensation expense, depreciation, and ROU asset amortization) totaling $6.2 million and a $1.7 million increase of its net operating assets. The decrease in cash used in operations during the year ended December 31, 2025 in comparison to the year ended December 31, 2024 was primarily attributable to a decrease in third-party spending associated with its discovery, development, and clinical activities and a decrease in personnel-related costs, each resulting from a reduction in scope of its programs and its headcount following its portfolio prioritization.

Investing Activities

Investing activities consist primarily of purchases and maturities of investment securities and purchases of property and equipment. Such activities resulted in a net cash inflow of approximately $37.7 million and $14.4 million during the six months ended June 30, 2026 and 2025, respectively, in each case, primarily from the net maturities of Boundless Bio’s available-for-sale securities portfolio.

Investing activities resulted in a net cash inflow of approximately $37.8 million during the year ended December 31, 2025, compared to a net cash outflow of approximately $26.1 million during the year ended December 31, 2024. The net inflow during 2025 was primarily driven by higher maturities of investment securities relative to purchases as Boundless Bio managed its available-for-sale securities portfolio to maintain liquidity. In contrast, the net outflow during 2024 was primarily attributable to greater purchases of investment securities as it invested proceeds from financing activities, primarily the issuance of shares of Boundless Bio Common Stock in its IPO. Purchases of property and equipment were $0.5 million in 2025, compared to $2.5 million in 2024, reflecting lower capital investment requirements following the company’s relocation to its new headquarters in 2024.

Financing Activities

Financing activities during the six months ended June 30, 2026 consisted of less than $0.1 million in proceeds from the sale of Boundless Bio Common Stock under the Boundless Bio ESPP and less than $0.1 million in proceeds from the exercise of stock options. Financing activities during the six months ended June 30, 2025 consisted of $0.1 million in proceeds from the sale of Boundless Bio Common Stock under the Boundless Bio ESPP.

Net cash provided by financing activities was $0.1 million during the year ended December 31, 2025, representing net proceeds from the sale of shares of Boundless Bio Common Stock under the Boundless Bio ESPP. Net cash provided by financing activities was $89.8 million during the year ended December 31, 2024, primarily due to the net proceeds from its IPO.

Contractual Obligations and Other Commitments

In April 2026, Boundless Bio terminated the 2024 Lease effective May 31, 2026. In connection with the termination, Boundless Bio paid the landlord $10.0 million, and the landlord retained Boundless Bio’s security deposit of approximately $0.5 million. As of June 30, 2026, Boundless Bio has no remaining obligations under the 2024 Lease. See Note 7 to Boundless Bio’s unaudited condensed financial statements appearing elsewhere in this proxy statement/prospectus for further information.

On April 17, 2026, Boundless Bio entered into a new, shorter-term facility lease for approximately 10,822 square feet of laboratory and office space in La Jolla, California, with an initial term of 12 months commencing June 1, 2026. Monthly base rent payments are approximately $56,000, with two months of base rent abatement during the second and third full calendar months of the lease term. As of June 30, 2026, Boundless Bio’s remaining obligations under this lease were approximately $0.5 million.

Boundless Bio enters into contracts in the normal course of Boundless Bio’s business with various third parties for clinical trial and preclinical research services, contract manufacturing services, and professional and other services and products related to Boundless Bio’s business. These contracts generally provide for termination after a notice period and are therefore cancellable contracts and not separately presented.

Off-Balance Sheet Arrangements

Since its inception, Boundless Bio has not had, and it does not currently have, any off-balance sheet arrangements as defined under rules and regulations of the SEC.

Critical Accounting Policies and Significant Estimates and Judgments

Boundless Bio’s management’s discussion and analysis of its financial condition and results of operations are based on its financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires it to make estimates, assumptions, and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in its financial statements. On an ongoing basis, Boundless Bio evaluates its estimates, assumptions, and judgments, including those related to accrued R&D expenses and stock-based compensation expense. It bases its estimates on historical experience, known trends and events, and various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While Boundless Bio’s significant accounting policies are described in more detail in Note 2 to its financial statements included elsewhere in this proxy statement/prospectus, it believes that the accounting policies described below are critical to understanding and evaluating its financial condition and results of operations because they involve a significant degree of estimation uncertainty and have had, or are reasonably likely to have, a material impact on Boundless Bio’s financial condition or results of operations.

Accrued R&D Expenses

As part of the process of preparing its financial statements, Boundless Bio is required to estimate its accrued R&D expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with its personnel to identify services that have been performed on its behalf, and estimating the level of service performed and the associated cost incurred for the service when it has not yet been invoiced or otherwise notified of the actual cost. Boundless Bio makes estimates of its accrued R&D expenses as of each balance sheet date based on facts and circumstances known to it at that time. The significant estimates in Boundless Bio’s accrued R&D expenses include the costs incurred for services performed by its vendors in connection with services for which it has not yet been invoiced.

Boundless Bio bases its expenses related to R&D activities on its estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct R&D on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows.

There may be instances in which payments made to Boundless Bio’s vendors will exceed the level of services provided and result in a prepayment of the R&D expense. In accruing service fees, Boundless Bio estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from its estimate, it adjusts the accrual or prepaid expense accordingly. Advance payments for goods and services that will be used in future R&D activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although Boundless Bio does not expect its estimates to be materially different from amounts actually incurred, if its estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in Boundless Bio reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between its estimates of such expenses and the amounts actually incurred.

Stock-Based Compensation Expense

Stock-based compensation expense represents the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period of the award) on a straight-line basis. Boundless Bio estimates the grant date fair value of stock-based awards, which for the years ended December 31, 2025 and 2024, consisted of stock option awards and, subsequent to completion of its IPO, rights to purchase shares under the Boundless Bio ESPP, using the Black-Scholes option pricing model and recognizes forfeitures as they occur. The Black-Scholes option pricing model requires the use of subjective assumptions, including the risk-free interest rate, the expected stock price volatility, the expected term of the award, the expected dividend yield, and, prior to the completion of Boundless Bio’s IPO, the estimated fair value of Boundless Bio Common Stock. Changes in these assumptions can materially affect the grant date fair value of Boundless Bio’s stock-based awards, and ultimately, how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant judgment to develop. See Note 2 under “Stock-Based Compensation” and Note 10 to Boundless Bio’s financial statements included elsewhere in this proxy statement/prospectus for information concerning the subjectivity and judgment involved in developing these assumptions and certain of the specific inputs it used in applying the Black-Scholes option pricing model to determine the estimated fair value of stock options granted and rights to purchase Boundless Bio ESPP shares in the years ended December 31, 2025 and 2024.

Prior to Boundless Bio’s IPO, since there was no public market for Boundless Bio Common Stock, it was required to estimate the fair value of the Boundless Bio Common Stock underlying Boundless Bio’s equity awards when performing fair value calculations. The fair value of the Boundless Bio Common Stock underlying its equity awards was determined on each grant date by the Boundless Bio Board of Directors, taking into account input from management and independent third-party valuation analyses. All Boundless Bio Options are intended to be granted with an exercise price per share no less than the fair value per share of Boundless Bio Common Stock underlying those options on the date of grant, based on the information known to it on the date of grant. In the absence of a public trading market for Boundless Bio Common Stock, on each grant date it developed an estimate of the fair value of Boundless Bio Common Stock in order to determine an exercise price for the option grants. Boundless Bio’s determinations of the fair value of Boundless Bio Common Stock were made using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation (the Practice Aid).

Following Boundless Bio’s IPO, the fair value of Boundless Bio Common Stock is based on the closing price per share on the Nasdaq Global Select Market on the date of grant. Boundless Bio will continue to use judgment in evaluating the interest rates, expected stock price volatility, expected terms of the stock-based awards, and expected dividend yield utilized for its stock-based compensation expense calculations on a prospective basis.

Emerging Growth Company and Smaller Reporting Company Status

As an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), Boundless Bio can take advantage of an extended transition period for complying with new or revised accounting standards. This period allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Boundless Bio has elected to avail itself of this exemption from new or revised accounting standards, and therefore its financial statements may not be comparable to companies that comply with new or revised accounting standards as of public company effective dates. Boundless Bio also intends to rely on other exemptions provided by the JOBS Act, including, without limitation, the exemption from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act, for so long as it remains eligible.

Boundless Bio will remain an emerging growth company until the earliest of (i) December 31, 2029, which is the last day of the fiscal year following the fifth anniversary of the consummation of its IPO; (ii) the last day of the fiscal year in which it has total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which it is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of Boundless Bio Common Stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which it has issued more than $1.0 billion in nonconvertible debt securities during the prior three-year period.

Boundless Bio is also a smaller reporting company as defined in Rule 12b-2 under the Exchange Act. It may continue to be a smaller reporting company even after it is no longer an emerging growth company. Boundless Bio may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of its second fiscal quarter, or its annual revenue is less than $100.0 million during the most recently completed fiscal year and its voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of its second fiscal quarter.

Recently Adopted and Issued Accounting Pronouncements

See Note 2 to Boundless Bio’s financial statements included elsewhere in this proxy statement/prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF BOUNDLESS BIO

Boundless Bio is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and Item 10(f)(1) of Regulation S-K and is not required to provide the information otherwise required under this section.

SERAPHA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Serapha’s financial condition and results of operations in conjunction with the financial statements and the related notes thereto and other financial information included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based upon Serapha’s current plans, estimates and beliefs related to future events and Serapha’s future financial performance that involve risks, uncertainties and assumptions. Serapha’s actual results and the timing of events could differ materially from those discussed in these forward-looking statements as a result of various factors. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this proxy statement/prospectus, particularly in the section titled “Risk Factors.” Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Serapha is a clinical-stage genetic medicines company committed to transforming the treatment of alpha-1 antitrypsin (“AAT”) deficiency (“AATD”), the leading genetic cause of serious, progressive lung and liver disease. Serapha’s only product candidate, SERP-01, is a proprietary base editing therapy designed as a single intravenous administration to correct the underlying genetic cause of AATD with the PiZZ genotype (“PiZZ AATD”), the most severe genetic mutation responsible for >90% of AATD cases, with the goal of restoring production of functional AAT and reducing accumulation of toxic mutant AAT in the liver. SERP-01 is currently being evaluated in an ongoing investigator-initiated trial (“IIT”) conducted at Renji Hospital in Shanghai, China, in collaboration with Hannover Medical School in Hanover, Germany. In March 2026, the U.S. Food and Drug Administration (the “FDA”) cleared an investigational new drug application (“IND”) submitted by Shanghai Yaotang Biotechnology Co., Ltd. (also known as YolTech Therapeutics Co., Ltd.) (“YolTech”) for SERP-01, permitting the initiation of a Phase 2/3 clinical trial of SERP-01 in the United States. In June 2026 Serapha entered into an exclusive sub-licensable, royalty-bearing license agreement with YolTech (the “YolTech License Agreement”), pursuant to which Serapha obtained exclusive rights to develop, manufacture and commercialize SERP-01 outside of Greater China. In connection with the YolTech License Agreement, YolTech transferred sponsorship of the IND to Serapha, and Serapha is the current sponsor of the IND.

From its inception in April 2026 until it in-licensed the rights to develop SERP-01 outside of Greater China from YolTech, Serapha devoted substantially all of its resources to raising capital, organizing and staffing Serapha, business and scientific planning, establishing arrangements with third parties, and providing general and administrative support for these operations. Since June 2026, Serapha has continued its focus on these activities and has assumed sponsorship from YolTech of the IND for a U.S. Phase 2/3 clinical trial of SERP-01 and initiated the technology transfer of YolTech’s manufacturing process for SERP-01 to third-party manufacturing facilities. As of October 1, 2026, Serapha had seven full-time employees, and does not intend to use any of the workforce of YolTech going forward. The Combined Company may retain certain employees of Boundless Bio to support its operations as a public company. Serapha does not have any products approved for sale and has not generated any revenue from product sales. To date, Serapha has funded its operations primarily with proceeds from the issuance of Serapha preferred stock, par value $0.00001 per share (the “Serapha Preferred Stock”), from which Serapha received gross proceeds of approximately $138.0 million in June 2026.

Serapha has incurred operating losses since inception. Serapha’s ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of SERP-01 and any future product candidates Serapha may develop. Serapha generated a net loss of $170.1 million for the period from April 2, 2026 (inception) through June 30, 2026. As of June 30, 2026, Serapha had an accumulated deficit of $170.1 million. Serapha expects to continue to incur significantly increased expenses for the foreseeable future if and as Serapha:

•

continues the clinical development of SERP-01 in the United States and territories outside of Greater China and initiates and advances preclinical studies and clinical trials of future product candidates;

•	seeks and identifies additional product candidates and initiates discovery-related activities and preclinical studies for those product candidates;

•	pursues INDs or comparable foreign applications that allow commencement of its planned clinical trials or future clinical trials;

•	initiates enrollment in and successfully completes clinical trials;

•	hires research and development, clinical, manufacturing and commercial personnel;

•	adds operational, financial and management information systems personnel;

•	experiences any delays, challenges, or other issues associated with the preclinical and clinical development of its product candidates, including with respect to its regulatory strategies;

•

develops, maintains and enhances sustainable, scalable, reproducible and transferable clinical and commercial-scale current good manufacturing practices (“cGMP”) capabilities through third parties for Serapha’s current and any future product candidates;

•	seeks, obtains and maintains regulatory approvals for any product candidates for which Serapha successfully completes clinical trials;

•	ultimately establishes a sales, marketing and distribution infrastructure to commercialize any product candidates for which Serapha may obtain regulatory approval;

•	generates revenue from commercial sales of product candidates for which Serapha receives regulatory approval, if any;

•	pursues positive results from future clinical trials that support the safety, tolerability and efficacy profile of any product candidates Serapha may develop;

•

maintains, expands, enforces, defends and protects its intellectual property portfolio and other intellectual property protection or regulatory exclusivity for any products Serapha may develop and defends any intellectual property-related claims;

•	further acquires or in-licenses product candidates or programs, intellectual property and technologies;

•	maintains Serapha’s current collaboration with YolTech and establishes and maintains any future collaborations, including making royalty, milestone or other payments thereunder; and

•

incurs additional costs of operating as a public company, including increased costs of audit, legal, regulatory and tax-related services associated with maintaining compliance with an exchange listing and SEC requirements, director and officer insurance premiums and investor and public relations costs.

Any changes in the outcome of any of these variables with respect to the development of Serapha’s current and any future product candidates could mean a significant change in the costs and timing associated with the development of such product candidates. For example, if the FDA or another comparable regulatory authority were to require Serapha to conduct clinical trials beyond those that Serapha currently anticipates, or if Serapha experiences significant delays in its future preclinical studies or clinical trials, Serapha would be required to expend significant additional financial resources and time to advance and complete clinical development. Serapha may never obtain regulatory approval for any of its product candidates.

Serapha will not generate revenue from product sales unless and until Serapha successfully initiates and completes clinical development and obtains regulatory approval for any product candidates. If Serapha obtains regulatory approval for any of its product candidates and does not enter into a commercialization partnership, Serapha expects to incur significant expenses related to developing its commercialization capability to support product sales, manufacturing, marketing, and distribution.

As a result of all the foregoing, Serapha expects to need substantial additional funding to support its continued operations and growth strategy. Until such a time as Serapha can generate significant revenue from product sales, if ever, Serapha expects to finance its operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. Serapha may be unable to raise additional funds or enter into such other agreements on favorable terms, or at all. If Serapha fails to raise capital or enter into such agreements as, and when, needed, Serapha may have to significantly delay, scale back or discontinue the development and commercialization of one or more of its product candidates.

Because of the numerous risks associated with product development, Serapha is unable to accurately predict the timing or amount of increased expenses or when or if Serapha will be able to achieve or maintain profitability. Even if Serapha is able to generate product sales, Serapha may not become profitable. If Serapha fails to become profitable or is unable to sustain profitability on a continuing basis, then Serapha may be unable to continue its operations at planned levels and be forced to reduce or terminate its operations.

As of June 30, 2026, Serapha had cash of $138.0 million ($53.0 million after the $85.0 million payment to YolTech for the upfront YolTech License Agreement fee).

Boundless Bio and Serapha entered into the Merger Agreement on June 22, 2026, as amended by Amendment No. 1 to Agreement and Plan of Merger and Reorganization on August 28, 2026, pursuant to which, among other matters, Merger Sub will merge with and into Serapha, with Serapha surviving as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the Merger. In connection with the Merger, Boundless Bio will change its name to “Serapha Bio, Inc.” Boundless Bio following the Merger is referred to herein as the “Combined Company.” The Combined Company will be led by Serapha’s management team and will focus on developing a novel in vivo base editing therapy for the treatment of severe AATD.

Concurrent with the execution of the Merger Agreement, Serapha entered into a Series A stock purchase agreement with certain institutional and accredited investors pursuant to which such persons invested in and purchased (the “Series A Financing”) an aggregate of 30,668,708 shares of Serapha Preferred Stock at a purchase price of $4.4997 per share for aggregate gross proceeds to Serapha of approximately $138.0 million.

Concurrent with the execution of the Merger Agreement, Serapha also entered into a Securities Purchase Agreement with certain investors pursuant to which Serapha agreed to issue and sell to investors in the Serapha Pre-Closing Financing shares of Serapha Common Stock and pre-funded warrants to purchase shares of Serapha Common Stock (each, a “Serapha Pre-Funded Warrant”) at an estimated purchase price of $4.4997 per share and $4.49969 per pre-funded warrant for an aggregate purchase price of approximately $92.0 million, which is expected to close immediately prior to the Closing. At the Effective Time, (i) each then-outstanding share of Serapha Common Stock and Serapha Preferred Stock (including any shares of Serapha Common Stock issued in the Serapha Pre-Closing Financing), excluding any shares of Serapha Capital Stock held as treasury stock immediately prior to the Effective Time, will be converted into the right to receive a number of shares of Boundless Bio Common Stock equal to the Exchange Ratio, (ii) each then-outstanding Serapha Option will be converted into and become an option to purchase shares of Boundless Bio Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, (iii) each then-outstanding restricted stock unit award covering shares of Serapha Common Stock (a “Serapha RSU”) will be converted into and become a restricted stock unit award covering shares of Boundless Bio Common Stock (an “Assumed RSU”) on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, and (iv) each then-outstanding warrant to purchase shares of Serapha Common Stock (each, a “Serapha Warrant”), including each then-outstanding Serapha Pre-Funded Warrant to purchase shares of Serapha Common Stock, will be converted into a warrant to purchase shares of Boundless Bio Common Stock on the existing terms and conditions (each an “Assumed Warrant”), subject to adjustment as set forth in the Merger Agreement and the form of warrant. The proceeds from the Serapha Pre-Closing Financing are expected to advance the Combined Company’s pipeline and will be used for research and development, business development, working capital, and other general corporate purposes. If the aggregate number of shares of Boundless Bio Common Stock that would otherwise be issued to a holder of Serapha Capital Stock at the Effective Time would exceed such holder’s

Beneficial Ownership Limitation, Boundless Bio will issue to such holder shares of Boundless Bio Common Stock up to such holder’s Beneficial Ownership Limitation and, in lieu of the excess shares, Boundless Bio Pre-Funded Warrants to purchase a number of shares of Boundless Bio Common Stock equal to such holder’s Remaining Entitlement.

Serapha’s existing cash balance, excluding the Serapha Pre-Closing Financing, will not be sufficient to sustain planned operations through at least twelve months from the date of this proxy statement/prospectus. However, Serapha estimates that the net proceeds from the Serapha Pre-Closing Financing, together with its existing cash as of the date of this proxy statement/prospectus will be sufficient to enable Serapha to fund its operating expenses and capital expenditure requirements into     . Serapha has based this estimate on assumptions that may prove to be wrong. Serapha’s operating plan may change as a result of many factors currently unknown to Serapha and Serapha could exhaust its available capital resources sooner than Serapha expects. See the sections titled “— Liquidity and Capital Resources” and “Risk Factors — Risks Related to Serapha — Risks Related to Serapha’s Limited Operating History, Financial Position and Capital Requirements” in this proxy statement/prospectus.

Beam Litigation

Serapha expects to incur significant legal fees and other costs in connection with its defense of the Beam Litigation, which may increase its general and administrative expenses and which may not be fully covered by insurance or recoverable from YolTech under the YolTech License Agreement. Serapha is unable at this time to predict the outcome of the Beam Litigation or reasonably estimate the amount or range of any potential loss and, accordingly, has not recorded any accrual related to this matter. For more information, see the sections titled “Serapha’s Business — Legal Proceedings” and “Risk Factors — Risks Related to Serapha” beginning on pages 308 and 93, respectively, of this proxy statement/prospectus.

Impact of General Economic Risk Factors on Serapha’s Operations

Uncertainty in the global economy presents significant risks to Serapha’s business. Serapha is subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including increases in inflation, fluctuating interest rates, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy or government budget dynamics (particularly in the pharmaceutical and biotech areas), bank failures, geopolitical factors, including the ongoing conflicts between Russia and Ukraine and in the Middle East and the responses thereto and rising tensions with China, and supply chain disruptions. While Serapha is closely monitoring the impact of the current macroeconomic and geopolitical conditions on all aspects of its business, including the impacts on Serapha’s access to capital, ability to manufacture drug product, ability to conduct clinical trials, and its clinical trial participants, employees, suppliers, vendors and business partners, the ultimate extent of the impact on Serapha’s business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside Serapha’s control and could exist for an extended period of time. Serapha will continue to evaluate the nature and extent of the potential impacts to its business, results of operations, liquidity and capital resources. For additional information, see the section titled “Risk Factors — Risks Related to Serapha — Risks Related to Serapha’s Business and Operations” in this proxy statement/prospectus.

Components of Results of Operations

Revenue

To date, Serapha has not generated revenue from any sources, including product sales, and does not expect to generate any revenue from the sale of products in the foreseeable future. If Serapha’s development efforts for its product candidates are successful and result in regulatory approval, Serapha may generate revenue in the future from product sales or payments from future collaboration or license agreements that Serapha may enter into with third parties, or any combination thereof. Serapha cannot predict if, when, or to what extent Serapha will generate revenue from the commercialization and sale of its product candidates. Serapha may never succeed in obtaining regulatory approval for any of its product candidates.

Operating Expenses

Serapha’s operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.

Research and Development

Research and development expenses consist primarily of an acquired in-process research and development charge related to the consideration paid to YolTech for the license of SERP-01 and the ongoing development of Serapha’s product candidate. These expenses include:

•	acquired in-process research and development charge related to the cash paid to YolTech of $85.0 million and the fair value of the YolTech Warrant (as defined below);

•

expenses incurred in connection with the clinical development of SERP-01 and discovery-phase and clinical development of any future product candidates Serapha may identify, including under future agreements with third parties, such as consultants and contractors; and

•	personnel-related expenses, including recruiting costs, salaries, bonuses, benefits and equity-based compensation expense.

Serapha expenses research and development costs as incurred. For the period from April 2, 2026 (inception) to June 30, 2026, Serapha recognized the $85.0 million upfront payment to YolTech for entry into the YolTech License Agreement, together with the $79.4 million fair value of the YolTech Warrant and $0.2 million in costs to complete the YolTech License Agreement, as acquired in-process research and development expense, rather than as research and development expense, in Serapha’s statement of operations. See the sections titled “Contractual Obligations and Other Commitments” and “Acquired In-Process Research and Development” below for further details on the YolTech License Agreement.

General and Administrative

General and administrative expenses consist primarily of recruiting costs, and equity-based compensation, as well as expenses, related to business development and other administrative functions. Other significant general and administrative expenses include legal fees relating to corporate matters and patent-related activities, insurance costs, information technology, and professional and consulting fees associated with accounting, audit, tax and investor and public relations.

Serapha expects that its general and administrative expenses will increase substantially for the foreseeable future as Serapha increases its headcount and establishes office space to support the expected growth. Serapha also expects to incur increased expenses associated with the Merger, the Serapha Pre-Closing Financing and becoming a public company, including increased costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with SEC requirements, additional director and officer insurance costs, investor and public relations costs, and legal fees and other costs associated with the defense of the Beam Litigation. Serapha also expects to incur additional intellectual property-related expenses as Serapha files patent applications to protect innovations arising from its research and development activities.

Income Taxes

Serapha has recorded a full valuation allowance against its net deferred tax assets at the balance sheet date, as Serapha believes it is more likely than not that the benefit will be realized due to its cumulative losses generated to date and expectation of future losses.

Results of Operations for the Period from April 2, 2026 (Inception) to June 30, 2026

The following table summarizes Serapha’s statement of operations for the period presented (in thousands):

April 2, 2026 (inception) through June 30, 2026
Operating expenses
Research and development	$267
Acquired in-process research and development	164,617
General and administrative	5,262

Total operating expenses	170,146

Net loss	$(170,146)

Research and Development Expenses

The following table summarizes Serapha’s research and development expenses incurred for the period presented (in thousands):

April 2, 2026 (inception) through June 30, 2026
External research and development costs for SERP-01:
Consultants and other expenses	267

Total research and development expenses	$267

Research and development expenses were $0.3 million for the period from April 2, 2026 (inception) to June 30, 2026, consisting of research and development expense due to third-party CROs for SERP-01.

Acquired In-Process Research and Development

$164.6 million of acquired in-process research and development expense was incurred in connection with the upfront payment of $85.0 million to YolTech for entry into the YolTech License Agreement, the fair value of $79.4 million for the YolTech Warrant and $0.2 million in costs to complete the YolTech License Agreement. Such expense was recognized as acquired in-process research and development since further development and regulatory approval of the licensed product candidate are necessary and since there is no alternative future use from which Serapha can benefit.

Anticipated SERP-01 Research and Development Expenses

Serapha expects its research and development expenses to increase in the second half of 2026 relative to prior periods as it advances the SERP-01 program. Following the FDA’s clearance of the IND for SERP-01 in March 2026, Serapha intends to initiate a Phase 2/3 clinical trial of SERP-01 in patients with PiZZ AATD in the United States in late 2026 or early 2027 and Serapha expects to incur increased clinical, manufacturing, and personnel costs in connection with the conduct of that clinical trial and related development activities through the end of 2026. Serapha currently expects its research and development expenses for the period from April 2, 2026 (inception) to December 31, 2026 to be approximately $6 million to $12 million.

Serapha’s actual research and development expenses for the period from April 2, 2026 (inception) to December 31, 2026 may differ materially from its current expectations depending on, among other factors, the pace of patient enrollment, the timing and scope of manufacturing and technology-transfer activities, the results of ongoing and planned clinical and preclinical studies, and other factors, many of which are outside of Serapha’s control. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors Risks Related to Serapha” in this proxy statement/prospectus.

General and Administrative Expenses

The following table summarizes Serapha’s total general and administrative expenses for the period presented (in thousands):

April 2, 2026 (inception) through June 30, 2026
Professional and consulting fees	$393
Stock-based compensation	4,729
Other	140

Total general and administrative expenses	$5,262

General and administrative expenses were $5.3 million for the period from April 2, 2026 (inception) to June 30, 2026 and consisted primarily of stock-based compensation related to stock issuance to an investor and professional and consulting fees associated with accounting and legal services due to an increase in Serapha’s business activity as Serapha began preparing to be a public company.

Liquidity and Capital Resources

Sources of Liquidity

Since its inception, Serapha has incurred significant operating losses. Serapha expects to incur significant expenses and operating losses for the foreseeable future as Serapha advances clinical development of SERP-01. Serapha has not yet commercialized any products and Serapha does not expect to generate revenue from sales of products for several years, if at all. To date, Serapha has funded its operations primarily with proceeds from the sale of Serapha Preferred Stock. In June 2026, Serapha received approximately $138.0 million in gross proceeds from the issuance of Serapha Preferred Stock. As of June 30, 2026, Serapha had cash of $138.0 million ($53.0 million after giving effect to the $85.0 million payment to YolTech of the upfront YolTech License Agreement fee).

Serapha’s primary use of cash is to fund the development of SERP-01 and advance its pipeline. This includes both the research and development costs and the general and administrative expenses required to support those operations. Since Serapha is currently a clinical-stage genetic medicines company, Serapha has incurred significant operating losses since its inception and Serapha anticipates such losses to increase as Serapha continues to pursue clinical development of its product candidates, prepares for the potential commercialization of Serapha’s product candidates, and expands Serapha’s pipeline research and development efforts.

As of June 30, 2026, Serapha had cash of $138.0 million ($53.0 million after the $85.0 million payment to YolTech for the upfront YolTech License Agreement fee), excluding potential proceeds from the Serapha Pre-Closing Financing, which is not sufficient to sustain planned operations through at least twelve months from the date of this proxy statement/prospectus. These conditions raise substantial doubt about Serapha’s ability to continue as a going concern for one year from the issuance of this proxy statement/prospectus. Serapha’s accompanying financial statements as of June 30, 2026 and for the period from April 2, 2026 (inception) to June 30, 2026 have been prepared on a basis which assumes that Serapha will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Serapha’s financial statements for the period from April 2, 2026 (inception) to June 30, 2026 do not include any adjustments related to the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

Serapha has historically financed its operations through the sale of its preferred stock. Serapha intends to obtain additional capital through sales of its equity, including the Serapha Pre-Closing Financing pursuant to which investors have agreed to purchase approximately $92.0 million of Serapha Common Stock and Serapha Pre-Funded Warrants immediately prior to the Merger. However, there can be no assurance that Serapha will be able to obtain additional liquidity through the Serapha Pre-Closing Financing or in the public market or that these funds will be readily available at terms acceptable to Serapha or in an amount sufficient to enable Serapha to satisfy its obligations or sustain operations in the future. If Serapha is unable to raise sufficient additional funds, it will have to develop and implement a plan to further extend payables and indebtedness, reduce overhead, or scale back its current business plan until sufficient additional capital is raised to support further operations or Serapha may be forced to grant rights to develop and commercialize product candidates that it would otherwise prefer to develop and commercialize on its own. There can be no assurance that such a plan will be successful.

Serapha estimates that the net proceeds from the Serapha Pre-Closing Financing, together with its existing cash as of the date of this proxy statement/prospectus will be sufficient to enable Serapha to fund its operating expenses and capital expenditure requirements into     . Serapha will need to secure additional financing in the future to fund additional research and development, and before a commercial drug can be produced, marketed, and sold. If Serapha is unable to obtain additional financing or generate license or product revenue, the lack of liquidity could have a material adverse effect on Serapha.

Cash Flows

The following table summarizes Serapha’s cash flows for the period presented (in thousands):

April 2, 2026 (inception) through June 30, 2026
Net cash used in operating activities	$—
Net cash provided by financing activities	138,002

Net increase in cash	$138,002

Net Cash Used in Operating Activities

For the period from April 2, 2026 (inception) to June 30, 2026, there was no net cash used in operating activities, as the net loss of $170.1 million, was fully offset by the acquired in-process research and development of $164.6 million and stock-based compensation of $4.7 million.

Net Cash Provided by Financing Activities

For the period from April 2, 2026 (inception) to June 30, 2026, net cash provided by financing activities was $138.0 million, consisting of gross proceeds from the issuance of Serapha Preferred Stock.

Historical Unaudited SERP-01 Program Expenditures by YolTech

Prior to the in-licensing of the SERP-01 program by Serapha in June 2026, all research and development of SERP-01 (also referred to as YOLT-202) was conducted by YolTech. Based on information provided by YolTech, research and development expenses incurred by YolTech in respect of the SERP-01 program from the inception of the program (during 2024) through June 30, 2026 were approximately as follows (in millions, unaudited):

Period	R&D EXPENSE
Period from program inception through December 31, 2024	$0.6
Year ended December 31, 2025	10.9
Six months ended June 30, 2026	9.4

Total (program inception through June 30, 2026)	$20.9

Serapha entered into the YolTech License Agreement on June 12, 2026; the amounts presented above for the six months ended June 30, 2026 reflect YolTech’s research and development expenditures on the SERP-01 program, including a de minimis period from June 12, 2026 to June 30, 2026 after the effective date of the YolTech License Agreement. The foregoing information is derived from unaudited financial data provided by YolTech. YolTech’s historical books and records relating to the SERP-01 program are maintained under Chinese accounting standards (under which the research and development expenditures of the SERP-01 program were expensed as incurred, consistent with their treatment under U.S. GAAP) and in Renminbi. The amounts above reflect a good-faith conversion to U.S. dollars at the annual average Chinese Yuan Renminbi to U.S. Dollar exchange rate published by the Board of Governors of the Federal Reserve System for each respective period. Under the YolTech License Agreement, YolTech remains responsible for the research, development and regulatory activities for SERP-01 in Greater China at its own cost and continues to conduct the ongoing IIT, and the information above does not reflect any activities of YolTech other than research and development expense in respect of the SERP-01 program. The SERP-01 program had no revenues during the periods presented, and no related assets or liabilities of the program were carried on YolTech’s consolidated balance sheet.

Future Funding Requirements

To date, Serapha has not generated any revenue from product sales. Serapha does not expect to generate revenue from product sales unless and until Serapha successfully completes preclinical and clinical development of, receives regulatory approval for, and commercializes a product candidate, and Serapha does not know when, or if at all, that will occur. Serapha expects its expenses to increase substantially in connection with its ongoing activities, particularly as Serapha initiates clinical trials and advances future preclinical activities and studies. In addition, if Serapha obtains regulatory approval for any product candidates, Serapha expects to incur significant expenses related to product sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Further, upon the completion of the Merger, Serapha expects to incur additional costs associated with operating as a public company. The timing and amount of Serapha’s operating expenditures will depend largely on the factors set out above. For more information, see the section titled “Risk Factors — Risks Related to Serapha — Risks Related to Serapha’s Limited Operating History, Financial Position and Capital Requirements” in this proxy statement/prospectus.

Serapha’s funding requirements and timing and amount of its operating expenditures will depend on many factors, including, but not limited to:

•	the rate of progress in Serapha’s clinical development of SERP-01 and future research and development and discovery-related development of future product candidates;

•	the scope, progress, results and costs of developing product candidates and discovery-related activities and preclinical studies for those product candidates;

•	Serapha’s ability to successfully file INDs or comparable foreign applications and obtain authorization to commence Serapha’s planned clinical trials or future clinical trials;

•	the costs of enrollment and successful completion of clinical trials;

•

the costs necessary to pursue positive results from Serapha’s future clinical trials that support a finding of safety and effectiveness and an acceptable risk-benefit profile in the intended populations;

•	the costs of hiring research and development, clinical, manufacturing and commercial personnel;

•	the costs of adding operational, financial and management information systems and personnel;

•

the costs necessary to obtain regulatory approvals, if any, for any approved products in the United States and other jurisdictions, and the costs of post-marketing studies that could be required by regulatory authorities in jurisdictions where approval is obtained;

•

the costs of developing, maintaining and enhancing sustainable, scalable, reproducible and transferable clinical and commercial-scale cGMP capabilities through third parties or Serapha’s own manufacturing facility for its product candidates;

•

the costs and timing of future commercialization activities, including establishing sales, marketing and distribution infrastructure to commercialize any product candidates, for any of Serapha’s product candidates for which Serapha receives regulatory approval;

•	the revenue, if any, received from commercial sales of Serapha’s product candidates for which Serapha receives marketing approval;

•

the costs and timing of preparing, maintaining, expanding, enforcing, defending and protecting Serapha’s intellectual property rights and protection or regulatory exclusivity for any products Serapha may develop and defending any intellectual property-related claims;

•	the timing and payment of milestone, royalty or other payments Serapha must make pursuant to Serapha’s existing and potential future collaborations and licensing arrangements with third parties;

•	the costs Serapha incurs in maintaining business operations;

•

the costs associated with being a public company, including costs of audit, legal, regulatory and tax-related services associated with maintaining compliance with an exchange listing and SEC requirements, director and officer insurance premiums and investor and public relations costs;

•	the effect of competing technological and market developments; and

•	the extent to which Serapha acquires or invests in businesses, products and technologies, including entering into licensing or collaboration arrangements for product candidates.

Identifying potential programs and product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and Serapha may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Serapha’s product candidates, if approved, may not achieve commercial success. Serapha’s commercial revenues, if any, will be derived from sales of products that Serapha does not expect to be commercially available for many years, if ever. Accordingly, Serapha will need to obtain substantial additional funds to achieve its business objectives.

Adequate additional funds may not be available to Serapha on acceptable terms, or at all. Serapha does not currently have any committed external source of funds. To the extent that Serapha raises additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Additional debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Serapha’s ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interest.

If Serapha raises additional funds through strategic collaborations or licensing arrangements with third parties, Serapha may have to relinquish valuable rights to its technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to Serapha. If Serapha is unable to raise additional funds through equity or debt financings when needed, Serapha may be required to delay, limit or terminate its product development programs or any future commercialization efforts or grant rights to develop and market product candidates to third parties that Serapha would otherwise prefer to develop and market itself.

Serapha’s existing cash balance, excluding the Serapha Pre-Closing Financing, will not be sufficient to sustain planned operations through at least twelve months from the issuance date of this proxy statement/prospectus.

However, Serapha estimates that the net proceeds from the Serapha Pre-Closing Financing, together with its existing cash as of the date of this proxy statement/prospectus, will be sufficient to enable Serapha to fund its operating expenses and capital expenditure requirements into     . Serapha has based this estimate on assumptions that may prove to be wrong. Serapha’s operating plan may change as a result of many factors currently unknown to Serapha and Serapha could exhaust its available capital resources sooner than Serapha expects.

Contractual Obligations and Other Commitments

YolTech License Agreement

In June 2026, Serapha entered into the YolTech License Agreement under which Serapha obtained worldwide rights, excluding Greater China, to develop, manufacture and commercialize SERP-01 and other SERPINA1-directed product candidates. The license covers YolTech’s patents and know-how that are necessary or reasonably useful for these activities. YolTech retains the rights in Greater China and continues to conduct the ongoing IIT being conducted as a collaboration between clinical sites in China and Germany.

Under the YolTech License Agreement, Serapha paid YolTech a non-refundable upfront payment of $85.0 million and issued the YolTech Warrant representing a minority 19.9% of Serapha’s fully-diluted capitalization immediately following the Series A Financing, subject to anti-dilution adjustments during the anti-dilution period specified in the YolTech Warrant, including a true-up in connection with the Merger pursuant to which the number of shares issuable upon exercise of the YolTech Warrant will be adjusted such that, after giving effect to the Merger and the application of the Exchange Ratio, those shares represent 19.53% of the fully-diluted capitalization of the Combined Company. YolTech is also eligible to receive up to approximately $167.0 million in certain development and regulatory milestone payments and up to approximately $1.88 billion in sales-based milestone payments, as well as tiered royalties ranging from mid-single-digit to low-teens on annual net sales of SERP-01 in the licensed territory. In July 2026, the first development milestone under the YolTech License Agreement was achieved based upon the determination of the safety review committee, entitling YolTech to a milestone payment of $10.0 million, which Serapha expects to record as research and development expense in the third quarter of 2026.The royalty rates are subject to customary reductions, in each case subject to an aggregate floor. Royalties are payable on a product-by-product and country-by-country basis until the latest of the expiration of the last licensed patent covering the composition of matter, method of use or method of making of such applicable product in the applicable country, the tenth anniversary of the first commercial sale of the product in that country, and the expiration of applicable regulatory exclusivity.

The YolTech License Agreement also provides that, before the first Phase 3 topline data readout, Serapha must pay to YolTech a specified portion of certain proceeds from qualifying sublicensing transactions or a change of control (excluding financings, the Merger and similar transactions). During the term, each party is restricted from developing competing SERPINA1-directed gene therapies, subject to customary acquisition-related exceptions.

Serapha may terminate the YolTech License Agreement for convenience on prior notice, and each party may terminate for the other’s uncured material breach or insolvency; YolTech may also terminate in specified circumstances, including if Serapha challenges the licensed patents or does not conduct development or commercialization activities for an extended period. Upon expiration of the royalty term, Serapha’s licenses become fully paid-up, perpetual and royalty-free.

Critical Accounting Policies and Significant Judgments and Estimates

Serapha’s management’s discussion and analysis of its financial condition and results of operations is based on its financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Serapha to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues recognized and expenses incurred during the reporting periods. Serapha’s estimates are based on its historical experience and on various other factors that Serapha believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While Serapha’s significant accounting policies are described in more detail in Note 2 to its financial statements for the period from April 2, 2026 (inception) to June 30, 2026 included elsewhere in this proxy statement/prospectus, Serapha believes the following accounting policies used in the preparation of Serapha’s financial statements require the most significant judgments and estimates.

Research and Development Contract Costs Accruals

Serapha records the costs associated with research and development as incurred. These costs are a significant component of Serapha’s research and development expenses, with a substantial portion of Serapha’s ongoing research and development activities conducted by third-party service providers, including CROs and CMOs.

Serapha accrues for expenses resulting from payments due under the YolTech License Agreement and agreements with CROs, CMOs, and other outside service providers for which payment flows do not match the periods over which materials or services are provided to Serapha. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with YolTech, CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. Serapha makes significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to YolTech, a CRO, a CMO, or an outside service provider, the payments will be recorded as a prepaid asset which will be expensed as the contracted services are performed. Changes in these estimates that result in material changes to Serapha’s accruals could materially affect Serapha’s results of operations. For the periods presented, Serapha has not experienced any material deviations between accrued and actual research and development expenses.

Warrant Liability

In June 2026, in connection with its entry into the YolTech License Agreement, Serapha issued to YolTech a warrant to purchase shares of non-voting Series A-1 preferred stock of Serapha (the “YolTech Warrant”) representing 19.9% of Serapha’s fully-diluted capitalization immediately following the Series A Financing, subject to anti-dilution adjustments during the anti-dilution period specified in the YolTech Warrant, including a true-up in connection with the Merger pursuant to which the number of shares issuable upon exercise of the YolTech Warrant will be adjusted such that, after giving effect to the Merger and the application of the Exchange

Ratio, those shares represent 19.53% of the fully-diluted capitalization of the Combined Company. The YolTech Warrant was recorded at its fair value of $79.4 million upon issuance, which was recognized as acquired in-process research and development expense as part of the consideration under the YolTech License Agreement, and is subject to remeasurement at the end of each reporting period, with changes in fair value recognized in Serapha’s statement of operations. Serapha used a scenario-based valuation method with inputs based on certain subjective assumptions, including (a) potential settlement scenarios and their relative probability weightings, (b) expected terms, (c) volatility and (d) the applicable discount rate. Such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and Serapha uses significantly different assumptions or estimates, the estimated fair value of the warrant liability could be materially different. Serapha will continue to use judgment in evaluating the assumptions utilized for its warrant liability fair value calculations on a prospective basis.

Stock-Based Compensation

Serapha measures stock-based awards granted to employees, directors, and non-employees in the form of stock options to purchase shares of Serapha Common Stock, based on their fair value on the date of grant using the Black-Scholes model. Compensation expense for those awards is recognized using the straight-line method over the requisite service period, which is generally the vesting period of the respective award for employees. Compensation expense for awards to non-employees with service-based vesting conditions is recognized in the same manner as if Serapha had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Serapha accounts for forfeitures as they occur. Serapha classifies its stock-based compensation expenses in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The Black-Scholes model uses inputs that are determined by the Serapha Board of Directors on the date of grant and assumptions Serapha makes for the volatility of stock-based awards, the expected term of stock-based awards, the risk-free interest rate for a period that approximates the expected term of Serapha’s stock-based awards and its expected dividend yield. Serapha has historically been a private company and lacks company-specific historical and implied volatility information of its stock. Therefore, Serapha estimates its expected stock volatility based on the historical volatility of a representative group of public companies in the biotechnology industry for a term equal to the remaining time of the expected term. The expected term of Serapha’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” stock options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the options on the date of measurement. Serapha has estimated a 0% dividend yield based on the expected dividend yield and the fact that Serapha has never paid, and does not expect to pay, any cash dividends in the foreseeable future. See Note 2 to Serapha’s financial statements for the period from April 2, 2026 (inception) to June 30, 2026 included elsewhere in this proxy statement/prospectus for information concerning certain of the specific assumptions Serapha used in applying the Black-Scholes model to determine the estimated fair value of its stock options granted in the periods presented.

Determination of Fair Value of Common Stock

As there has been no public market for the Serapha Common Stock from April 2, 2026 (inception) to date, the estimated fair value of stock-based awards has been determined by the Serapha Board of Directors as of the date of grant, with input from management, and with consideration of additional objective and subjective factors that Serapha believed were relevant. In addition, the Serapha Board of Directors considered various objective and subjective factors to determine the fair value of Serapha’s share-based awards as of each grant date, including:

•	the valuations of Serapha Common Stock;

•	the progress of Serapha’s research and development programs;

•	Serapha’s stage of development and business strategy;

•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•	Serapha’s financial position, including cash on hand, and Serapha’s historical and forecasted performance and operating results; and

•	the lack of an active public market for Serapha Common Stock at the grant dates.

Serapha Common Stock valuations were prepared using a hybrid method, including an option pricing method (“OPM”). The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighted expected return method (“PWERM”), where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at the estimated fair value for the common stock.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if Serapha had used significantly different assumptions or estimates, the fair value of Serapha’s incentive shares and its stock-based compensation expense could have been materially different.

Once a public trading market for the Combined Company’s common stock has been established in connection with the completion of the Merger, it will no longer be necessary for the board of directors of the Combined Company to estimate the fair value of Serapha’s stock-based awards in connection with Serapha’s accounting for granted stock-based awards or other such awards Serapha may grant, as the fair value of Serapha Common Stock and share-based awards will be determined based on the quoted market price of the Combined Company’s common stock.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact Serapha’s financial position, results of operations or cash flows is disclosed in Note 2 to Serapha’s financial statements for the period from April 2, 2026 (inception) to June 30, 2026 included elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

During the periods presented Serapha did not have, nor does Serapha currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures About Market Risk

Serapha is a smaller reporting company, as defined by Rule 12b-2 under the Exchange Act and in Item 10(f)(1) of Regulation S-K, and is not required to provide the information under this item.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Upon the completion of the Merger, the business and affairs of the Combined Company will be managed under the direction of the Combined Company board of directors.

The Combined Company board of directors will initially be fixed at    members, consisting of current Serapha Board of Directors members Kenneth Mills and    .

Each executive officer of the Combined Company will serve at the discretion of the Combined Company board of directors and hold office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed Combined Company’s directors or executive officers.

All of Boundless Bio’s current directors are expected to resign from their positions as directors of Boundless Bio, effective as of the Closing.

The following table sets forth the name, age as of October 1, 2026 and position of each of the individuals who are expected to serve as executives and directors of the Combined Company following completion of the Merger:

Name	Age	Position
Executive Officers

Kenneth Mills	51	Chief Executive Officer and Director

Daphne Karydas	53	President and Chief Financial Officer

Non-Employee Directors

Executive Officers

Kenneth Mills. Mr. Mills has more than 25 years of experience in the biotechnology and pharmaceutical industries. He has served as Serapha’s Chief Executive Officer and a director since August 2026, and also previously served as President from August 2026 to September 2026. Prior to joining Serapha, Mr. Mills was President, Chief Executive Officer and a director of Tagworks Pharmaceuticals BV, a privately held precision oncology company, from July 2024 to July 2026. From March 2009 until July 2024, Mr. Mills served as President and Chief Executive Officer of REGENXBIO Inc. (Nasdaq: RGNX), a company focused on the development and commercialization of adeno-associated virus gene therapy. He has also served as a director of REGENXBIO since March 2009, including as Chairman since July 2024. During his tenure at REGENXBIO, Mr. Mills led the company through its initial public offering and several financing transactions and oversaw the advancement of multiple clinical-stage programs. He was also involved in the licensing and advising of a number of biotechnology companies, including AveXis (acquired by Novartis) and Audentes (acquired by Astellas), as well as the launch of companies such as Dimension Therapeutics (acquired by Ultragenyx), Prevail Therapeutics (acquired by Eli Lilly), and Corlieve Therapeutics (acquired by uniQure). Mr. Mills was with FOXKISER LLP, including most recently as a Partner, from 2007 to 2015, where he advised and helped launch companies in the biotechnology and pharmaceutical space. Earlier in his career, Mr. Mills served as Chief Financial Officer and Vice President of Business Development at Meso Scale Diagnostics, where he was a member of the original management team, and as Director of Business Development at IGEN International, Inc. through its acquisition by Roche. Mr. Mills received an S.B. in Chemistry from the Massachusetts Institute of Technology.

Serapha believes Mr. Mills is qualified to serve as a member of the Combined Company board of directors because of his extensive experience as an executive in the gene therapy and biotechnology industries, his prior service as a senior-level executive in both early stage and mature biotechnology companies and his demonstrated business judgment.

Daphne Karydas. Ms. Karydas has served as Serapha’s President and Chief Financial Officer since September 2026. From October 2021 to September 2026, she served in various roles at Flare Therapeutics Inc., a biotechnology company, including most recently as President and Chief Financial Officer, where she was responsible for all finance, business operations, business development, and program management activities. Prior to joining Flare Therapeutics, she served as Chief Financial Officer of Syndax Pharmaceuticals, Inc. (Nasdaq: SNDX), a biopharmaceutical company, from July 2020 to October 2021. Ms. Karydas previously served as Senior Vice President of Corporate Strategy and Financial Planning & Analysis at Allergan plc, where she oversaw the company’s long-term financial and business strategy, until its acquisition by AbbVie Inc. in May 2020. She joined Allergan in April 2017 as Senior Vice President of Global Investor Relations and Strategy, leading engagement with the investment community and corporate strategy development. Prior to joining Allergan, she served as Executive Director and Senior Healthcare Analyst at J.P. Morgan Asset Management from January 2015 to April 2017. Previously, she was a Portfolio Manager and Senior Healthcare Analyst at The Boston Company Asset Management, a BNY Mellon company. Earlier in her career, Ms. Karydas was a Vice President at Goldman Sachs Asset Management focused on healthcare, as well as a member of Goldman Sachs’ healthcare investment banking team. Before joining Goldman Sachs, she was a Project Chemical Engineer at Merck & Co., Inc., where she focused on process development for novel vaccines. Ms. Karydas has served as a member of the board of directors and Chair of the audit committee of Mineralys Therapeutics, Inc. (Nasdaq: MLYS) since September 2023 and Compass Pathways plc (Nasdaq: CMPS) since September 2023. She also serves as a member of the board of directors and Chair of the audit committee of Epikast. She previously served on the boards of directors of LogicBio Therapeutics, Inc. (formerly, Nasdaq: LOGC) and Eucrates Biomedical Acquisition Corp. (formerly, Nasdaq: EUCR). Ms. Karydas received a B.S. and M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

Non-Employee Directors

Composition of the Board of Directors

The Boundless Bio Board of Directors is currently divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the Boundless Bio Board of Directors will remain in place for the Combined Company following the completion of the Merger, with Class III directors holding terms expiring at the 2027 annual meeting of stockholders, Class I directors holding terms expiring at the 2028 annual meeting of stockholders and Class II directors holding terms expiring at the 2029 annual meeting of stockholders. It is anticipated that the incoming directors will be appointed to classes of the Combined Company board of directors following the completion of the Merger as follows:    are expected to be Class I directors;    are expected to be Class II directors; and    are expected to be Class III directors.

Director Independence

Nasdaq listing rules have objective tests and a subjective test for determining who is an “independent director.” The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Subject to specified exceptions, each member of a listed company’s audit, compensation and nominating committees must be independent, and audit and compensation committee members must satisfy additional independence criteria.

Based on information provided by each proposed director concerning his or her background, employment and affiliations, Boundless Bio and Serapha expect that the Combined Company board of directors will

determine that     qualify as “independent directors” as defined under Nasdaq listing rules. Mr. Mills, Serapha’s current President and Chief Executive Officer, is not expected to qualify as an independent director of the Combined Company. In making these determinations, the Combined Company board of directors will consider the current and prior relationships that each director has with Boundless Bio and Serapha and all other facts and circumstances that the Combined Company board of directors deems relevant in determining the independence of each proposed director, including the interests of each Combined Company director in the Merger, any relevant related party transactions and the beneficial ownership of securities of Boundless Bio, Serapha or the Combined Company by each Combined Company director. See also the sections titled “Interests of Serapha Directors and Executive Officers in the Merger,” “Certain Relationships and Related Party Transactions of the Combined Company — Serapha Transactions” and “Principal Stockholders of Serapha” beginning on pages 179, 350 and 386, respectively, of this proxy statement/prospectus for additional information.

Board Leadership Structure

Following the completion of the Merger,    is expected to serve as Chair of the Combined Company board of directors. Although the Combined Company’s governance documents will not require that the Combined Company separate the Chief Executive Officer and Chair positions, Serapha believes that having the positions be separate is the appropriate leadership structure for the Combined Company at this time as it helps facilitate independent board oversight of management and allows the Chief Executive Officer to focus on strategy execution and managing the business while the Chair focuses on corporate governance and managing the Combined Company board of directors.

The Serapha Board of Directors recognizes that, depending on future circumstances, other leadership models, such as combining the roles of Chief Executive Officer and Chair, might be appropriate. Accordingly, the Combined Company’s board may periodically review its leadership structure. At any time when a non-independent director is serving as Chair, Serapha anticipates that the independent directors of the Combined Company will designate a lead independent director to preside at all meetings of the board of directors of the Combined Company at which the Chair is not present, preside over executive sessions of the independent directors, which will occur regularly throughout each year, serve as a liaison between the Chair and independent directors, and perform such additional duties as the Combined Company board of directors may otherwise determine and delegate.

Board Committees

Following the completion of the Merger, Boundless Bio and Serapha anticipate that the Combined Company board of directors will establish an audit committee, a compensation committee and a nominating and governance committee (“governance committee”), each of which will operate pursuant to a charter adopted by the Combined Company board of directors. Boundless Bio and Serapha believe that following the completion of the Merger, the functioning and composition of these committees of the Combined Company will comply with the requirements of Nasdaq listing rules and SEC rules and regulations. The Combined Company board of directors may also establish other committees from time to time to assist the Combined Company and its board of directors. Each of the audit committee, compensation committee and the governance committee is expected to have the responsibilities described below.

Audit Committee

Following the completion of the Merger, the members of the Combined Company’s audit committee are expected to be    , each of whom is expected to qualify as an independent director for audit committee purposes as defined under the rules of the SEC and the applicable Nasdaq listing rules and has sufficient knowledge in financial and auditing matters to serve on the Combined Company’s audit committee.    is expected to chair the audit committee. In addition, the Combined Company board of directors is expected to determine that    is an “audit committee financial expert” as defined under the rules of the SEC.

The primary responsibilities of the Combined Company’s audit committee will be to oversee the Combined Company’s accounting and financial reporting processes, including the audits of the financial statements, and the internal and external audit processes. The audit committee will oversee the system of internal controls established by management and the Combined Company’s compliance with legal and regulatory requirements. The audit committee will also be responsible for the review, consideration and approval or ratification of related party transactions. The audit committee will oversee the independent auditors, including their independence and objectivity. The audit committee will be empowered to retain outside legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities and to approve the fees and other retention terms of the advisors.

Compensation Committee

Following the completion of the Merger, the members of the Combined Company’s compensation committee are expected to be    , each of whom is expected to qualify as an independent director for compensation committee purposes as defined under the rules of the SEC and the applicable Nasdaq listing rules.     is expected to chair the compensation committee.

The primary responsibilities of the Combined Company’s compensation committee will be to periodically review and approve the compensation and other benefits for the Combined Company’s senior officers and directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of the Combined Company’s executive officers, evaluating the performance of these officers in light of the goals and objectives and setting the officers’ compensation. The compensation committee will also administer and make recommendations to the Combined Company board of directors regarding equity incentive plans that are subject to the board of directors’ approval and approve the grant of equity awards under the plans to executive officers.

Governance Committee

Following the completion of the Merger, the members of the Combined Company’s governance committee are expected to be    , each of whom is expected to qualify as an independent director under applicable Nasdaq listing rules.    is expected to chair the governance committee.

The Combined Company’s governance committee will be responsible for engaging in succession planning for the Combined Company board of directors, developing and recommending to the Combined Company board of directors criteria for identifying and evaluating qualified director candidates and making recommendations to the Combined Company board of directors regarding candidates for election or reelection to the Combined Company board of directors at each annual stockholders’ meeting. In addition, the governance committee will be responsible for overseeing corporate governance matters. The governance committee will also be responsible for overseeing the structure, composition and functioning of the Combined Company board of directors and its committees.

Compensation Committee Interlocks and Insider Participation

None of the expected members of the Combined Company’s compensation committee has at any time been one of the officers or employees of the Combined Company. None of the Combined Company’s expected executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that is or are expected to serve on the Combined Company board of directors or compensation committee following the completion of the Merger.

Code of Conduct and Ethics

Following the completion of the Merger, the Combined Company will adopt a Code of Conduct and Ethics that establishes the standards of ethical conduct applicable to all of the Combined Company’s directors, officers and employees. The full text of the Combined Company’s Code of Conduct and Ethics will be posted on the Combined Company’s website at www.seraphabio.com. It is expected to address, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets and how to report compliance concerns. The Combined Company intends to disclose any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by applicable rules. The Combined Company’s audit committee will be responsible for applying and interpreting the Code of Conduct and Ethics in situations where questions are presented to it. Information contained on, or that can be accessed through, the Combined Company’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information on the Combined Company’s website to be part of this proxy statement/prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Boundless Bio’s and Serapha’s directors and executive officers, including those discussed in the sections titled “Boundless Bio Executive Compensation,” “Management Following the Merger” and “Serapha Executive Compensation” beginning on pages 216, 344 and 227, respectively, of this proxy statement/prospectus, the following is a description of each transaction involving Boundless Bio since January 1, 2024, each transaction involving Serapha since April 2, 2026 (inception) and each currently proposed transaction in which:

•

the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Serapha’s or Boundless Bio’s total assets at year-end for the last two completed fiscal years, as applicable; and

•

any of Serapha’s or Boundless Bio’s directors, executive officers or holders of more than 5% of Serapha’s or Boundless Bio’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Boundless Bio’s Policies for Approval of Related Party Transactions

The Boundless Bio Board of Directors has adopted a written policy setting forth the policies and procedures for the review and approval or ratification of transactions required to be reported under Item 404(a) of Regulation S-K under the Securities Act. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which Boundless Bio was or is to be a participant, where the amount involved exceeds the lesser of $120,000 or one percent of the average of its total assets at year-end for the last two completed fiscal years, and in which a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by Boundless Bio of a related person. This policy provides that the Boundless Bio audit committee shall either approve or disapprove any such transaction after reviewing all relevant known facts and circumstances related to such transaction. Such review shall include whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated party and the extent of the related person’s interest in the transaction and shall take into account any conflicts of interest and/or corporate opportunity provisions of Boundless Bio’s corporate governance documents. No director may participate in the approval of a related person transaction for which he or she is a related person.

Boundless Bio Transactions

The following is a description of transactions during Boundless Bio’s last two fiscal years to which Boundless Bio has been a party, in which the amount involved exceeds $120,000, and in which any of Boundless Bio’s directors, executive officers or beneficial owners of more than 5% of Boundless Bio’s capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Director and Executive Officer Compensation

Please see “Boundless Bio Non-Employee Director Compensation” and “Boundless Bio Executive Compensation” for information regarding the compensation of Boundless Bio’s directors and executive officers.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

Boundless Bio has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require Boundless Bio or will require Boundless Bio to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines, and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of Boundless Bio, arising out of the person’s services as a director or executive officer.

The Boundless Bio Charter and Boundless Bio Bylaws provide that it will indemnify each of its directors and officers to the fullest extent permitted by the DGCL. Further, Boundless Bio has purchased a policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement, or payment of a judgment under certain circumstances.

Serapha Transactions

The following is a summary of each transaction or series of similar transactions since April 2, 2026 (inception) or any currently proposed transaction, to which Serapha was or is a party in which:

•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of Serapha’s total assets; and

•

any of Serapha’s directors or executive officers, any holder of more than 5% of any class of Serapha’s voting securities or any member of his or her immediate family had or will have a direct or indirect material interest.

Private Placements of Securities

Initial Financing

In June 2026, Serapha completed a financing of Serapha Common Stock and issued and sold an aggregate of 6,100,000 shares of Serapha Common Stock, including 4,100,000 shares of Serapha Common Stock to RTW Holdings X, LLC and 1,862,334 shares of Serapha Common Stock to RA Capital Management, at a purchase price of $0.001 per share.

RTW Holdings X, LLC and RA Capital Management each beneficially own more than 5% of a class of Serapha’s voting securities through their holdings of Serapha Common Stock and Serapha Series A Preferred Stock. RTW Holdings X, LLC and RA Capital Management each have two seats on the Serapha Board of Directors.

Series A Financing

In connection with the execution of the Merger Agreement, certain institutional and accredited investors and Serapha entered into the Series A Financing Agreement, pursuant to which such persons invested in and purchased an aggregate of 30,668,708 shares of Serapha Series A Preferred Stock at a purchase price of $4.4997 per share for aggregate gross proceeds to Serapha of approximately $138.0 million.

The following table summarizes the purchases of Serapha Series A Preferred Stock by related persons:

Purchaser	Shares of Series A Preferred Stock	Total Purchase Price
Entities affiliated with RA Capital Management	8,000,533	$35,999,998.35
RTW Holdings X, LLC	6,667,111	$29,999,999.37
Entities affiliated with Decheng Capital	3,333,555	$14,999,997.45

Serapha Pre-Closing Financing

On June 22, 2026, in connection with the execution of the Merger Agreement, Serapha entered into the Securities Purchase Agreement with certain investors to consummate the Serapha Pre-Closing Financing.

Pursuant to the Securities Purchase Agreement, the investors agreed to purchase an estimated aggregate of 10,008,136 shares of Serapha Common Stock and 10,390,369 Serapha Pre-Funded Warrants, at an estimated price of $4.4997 per share of Serapha Common Stock and $4.49969 per Serapha Pre-Funded Warrant, for an aggregate purchase price of approximately $92.0 million. Please see the section titled “Agreements Related to the Merger — Securities Purchase Agreement” beginning on page 212 of this proxy statement/prospectus. The closing of the Serapha Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the Merger as well as certain other conditions. The investors in the Serapha Pre-Closing Financing or their affiliates are, or are expected to be as of immediately following the Serapha Pre-Closing Financing, beneficial holders of more than 5% of Serapha Capital Stock, and the table below sets forth the number of shares of Serapha Common Stock and Serapha Pre-Funded Warrants expected to be purchased by such holders at the closing of the Serapha Pre-Closing Financing (based on the purchase price per share or pre-funded warrant, as applicable). The share and dollar amounts in this section do not give effect to the Nasdaq Reverse Split or the Merger.

Participant	Shares of Serapha Common Stock	Serapha Pre- Funded Warrants	Total Purchase Price
Entities affiliated with RA Capital Management	1,016,974	4,316,714	$24,000,000
Entities affiliated with RTW Investments	846,626	3,598,114	$20,000,000
Entities affiliated with Janus Henderson Investors US LLC	1,739,096	927,748	$12,000,000
Entities affiliated with Decheng Capital	1,159,010	1,063,360	$10,000,000

YolTech License Agreement

On June 12, 2026, Serapha entered into the YolTech License Agreement, under which Serapha obtained worldwide rights, excluding Greater China, to develop, manufacture and commercialize SERP-01 and other SERPINA1-directed product candidates. The license covers YolTech’s patents and know-how that are necessary or reasonably useful for these activities. YolTech retains the rights in Greater China and continues to conduct the ongoing IIT being conducted as a collaboration between clinical sites in China and Germany.

Under the YolTech License Agreement, Serapha paid YolTech a non-refundable upfront payment of $85.0 million and issued YolTech a warrant to purchase shares of non-voting Serapha Series A-1 Preferred Stock representing a minority 19.9% of Serapha’s fully-diluted capitalization immediately following the Series A Financing, subject to anti-dilution adjustments during the anti-dilution period specified in the YolTech Warrant, including a true-up in connection with the Merger pursuant to which the number of shares issuable upon exercise of the YolTech Warrant will be adjusted such that, after giving effect to the Merger and the application of the Exchange Ratio, those shares represent 19.53% of the fully-diluted capitalization of the Combined Company. YolTech is also eligible to receive up to approximately $167.0 million in certain development and regulatory milestone payments and up to approximately $1.88 billion in sales-based milestone payments, as well as tiered royalties of a percentage ranging from mid-single digit to low-teens on annual net sales of SERP-01 in the licensed territory. The royalty rates are subject to customary reductions, in each case subject to an aggregate floor. Royalties are payable on a product-by-product and country-by-country basis until the latest of the expiration of the last licensed patent covering the composition of matter, method of use or method of making of such applicable product in the applicable country, the tenth anniversary of the first commercial sale of the product in that country, and the expiration of applicable regulatory exclusivity.

The YolTech License Agreement also provides that, before the first Phase 3 topline data readout, Serapha must pay to YolTech a specified portion of certain proceeds from qualifying sublicensing transactions or a change of control (excluding financings, the Merger and similar transactions). During the term, each party is restricted from developing competing SERPINA1-directed gene therapies, subject to customary acquisition-related exceptions. Serapha may terminate the agreement for convenience on prior notice, and each party may terminate for the other’s uncured material breach or insolvency; YolTech may also terminate in specified circumstances, including if Serapha challenges the licensed patents or does not conduct development or commercialization activities for an extended period. Upon expiration of the royalty term, Serapha’s licenses become fully paid-up, perpetual and royalty-free.

The foregoing description of the YolTech License Agreement does not purport to be complete and is qualified in its entirety by the full text of the YolTech License Agreement, a copy of which is filed as Exhibit 10.5 to the registration statement of which this proxy statement/prospectus forms a part.

Indemnification Agreements and Insurance

Serapha has entered into an indemnification agreement with each of its directors and officers and will purchase directors’ and officers’ liability insurance. The indemnification agreements require Serapha to indemnify its directors and officers to the fullest extent permitted under Delaware law.

Accounting Services

On June 15, 2026, Serapha engaged Danforth Advisors, an accounting and finance advisory company. Christina Allgeier, Serapha’s Interim Chief Financial Officer, serves as a Financial Services Consultant for Danforth Advisors. Through June 30, 2026, Serapha has paid approximately $7 thousand to Danforth Advisors in exchange for professional services related to accounting, finance and other administrative functions.

Carnot Services Agreement

On June 2, 2026, Serapha entered into a three-year Services Agreement with Carnot Pharma, LLC (“Carnot”), an entity controlled by RA Capital Management, L.P. Pursuant to the agreement, Carnot provides certain research and development and other services to Serapha in connection with its clinical trials. Serapha pays Carnot for services performed and costs incurred.

Through June 30, 2026, Serapha has paid $0.1 million to Carnot under the agreement.

Policies for Approval of Related Party Transactions

Serapha does not have a formal policy regarding approval of transactions with related parties. To date, all disclosable transactions with related parties have been approved by the directors not interested in such transactions pursuant to Section 144(a)(1) of the DGCL. Following the completion of the Merger, Serapha anticipates that the Combined Company will adopt a related party transaction approval policy and the Combined Company’s audit committee will be responsible for the review, consideration and approval or ratification of related party transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

On June 22, 2026, Serapha entered into the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement on August 28, 2026, with Boundless Bio and Merger Sub pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Serapha, with Serapha surviving as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the Merger. The Merger is expected to close in the fourth quarter of 2026 following the effectiveness of this registration statement and receipt of approval by the stockholders of each of Serapha and Boundless Bio, in the latter case pursuant to the Boundless Bio Special Meeting. In connection with the Merger, Boundless Bio will change its name to “Serapha Bio, Inc.” Boundless Bio following the Merger is referred to herein as the “Combined Company.” The Combined Company will be led by Serapha’s management team and will focus on advancing SERP-01.

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement:

(i) each then-outstanding share of Serapha Capital Stock (including any shares of Serapha Common Stock issued in the Serapha Pre-Closing Financing), excluding any shares of Serapha Capital Stock held as treasury stock immediately prior to the Effective Time, will be converted into the right to receive a number of shares of Boundless Bio Common Stock equal to the Exchange Ratio,

(ii) each then-outstanding Serapha Option will be converted into and become an option to purchase shares of Boundless Bio Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement,

(iii) each then-outstanding Serapha RSU will be converted into and become a restricted stock unit award covering shares of Boundless Bio Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, and

(iv) each then-outstanding Serapha Warrant, including each then-outstanding Serapha Pre-Funded Warrant, will be converted into an Assumed Warrant, subject to adjustment as set forth in the Merger Agreement and the form of warrant.

If any shares of Serapha Common Stock are unvested or subject to a repurchase option or risk of forfeiture at the Effective Time, then the shares of Boundless Bio Common Stock issued in exchange for such shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture. If the aggregate number of shares of Boundless Bio Common Stock that would otherwise be issued to a holder of Serapha Capital Stock at the Effective Time would exceed such holder’s Beneficial Ownership Limitation, Boundless Bio will issue to such holder shares of Boundless Bio Common Stock up to such holder’s Beneficial Ownership Limitation and, in lieu of the excess shares, Boundless Bio Pre-Funded Warrants to purchase a number of shares of Boundless Bio Common Stock equal to such holder’s Remaining Entitlement.

The Exchange Ratio is currently estimated to be approximately 8.6737 shares of Boundless Bio Common Stock for each share of Serapha Capital Stock on the Closing Date. This estimated Exchange Ratio does not give effect to the Nasdaq Reverse Split and is subject to adjustment based on the Boundless Bio Net Cash at the Closing as described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 192 of this proxy statement/prospectus. Under the Exchange Ratio formula, the former Serapha stockholders immediately before the Effective Time, including those purchasing shares of Serapha Common Stock and Serapha Pre-Funded Warrants in the Serapha Pre-Closing Financing, are estimated to own approximately 96.2% of the shares of capital stock of the Combined Company on a fully-diluted basis, and the stockholders of

Boundless Bio immediately before the Effective Time are estimated to own approximately 3.8% of the shares of capital stock of the Combined Company on a fully-diluted basis, which give effect to (a) the Boundless Bio Net Cash as of the Closing being approximately $0, after giving effect to the Boundless Bio Pre-Closing Dividend, (b) the completion of the Serapha Pre-Closing Financing for an aggregate purchase price of approximately $92.0 million, (c) a valuation for Boundless Bio equal to the Boundless Bio Net Cash as of the business day immediately prior to the Closing Date, plus $12.5 million, and (d) a valuation for Serapha equal to $211.7 million plus $92.0 million of assumed proceeds in the Serapha Pre-Closing Financing, in each case as further described in the Merger Agreement.

The following unaudited pro forma condensed combined financial information gives effect to the Merger, which, together with the Serapha Pre-Closing Financing, is expected to be accounted for as a reverse recapitalization under U.S. GAAP. For further details related to the accounting for the Merger, please see Notes 1 and 3 below. All share amounts have been adjusted to reflect the estimated Exchange Ratio of 8.6737 shares of Boundless Bio Common Stock for each share of Serapha Capital Stock, unless otherwise stated.

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Boundless Bio and Serapha as of June 30, 2026 and depicts the accounting of the transactions prepared pursuant to Article 11 of Regulation S-X (the “pro forma balance sheet transaction accounting adjustments”). The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2026 for Boundless Bio and the period from April 2, 2026 (inception) to June 30, 2026 for Serapha and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 for Boundless Bio combine the historical results of Boundless Bio and Serapha for those periods and depict the pro forma transaction accounting adjustments assuming that those adjustments were made as of January 1, 2025 (the “pro forma statements of operations transaction accounting adjustments”). Collectively, the pro forma balance sheet transaction accounting adjustments and the pro forma statements of operations transaction accounting adjustments are referred to as the “transaction accounting adjustments” or “pro forma adjustments.”

This unaudited pro forma condensed combined financial information and the related notes have been derived from and should be read in conjunction with:

•

the historical audited financial statements of Serapha as of June 30, 2026 and for the period from April 2, 2026 (inception) to June 30, 2026, and the related notes included elsewhere in this proxy statement/prospectus;

•

the historical unaudited condensed financial statements of Boundless Bio as of June 30, 2026 and for the six months ended June 30, 2026, and the related notes included elsewhere in this proxy statement/prospectus;

•	the historical audited financial statements of Boundless Bio for the year ended December 31, 2025, and the related notes included elsewhere in this proxy statement/prospectus; and

•

the sections titled “Boundless Bio Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Serapha Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information relating to Boundless Bio and Serapha included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, including, but not limited to, additional financing, additional direct and incremental offering costs and the Nasdaq Reverse Split. Adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the Closing, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in future periods or the result that actually would have been realized had Boundless Bio and Serapha been a combined organization during the specified periods. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information. In particular, since Boundless Bio has discontinued its clinical program for BBI-940 and had previously discontinued development of its other clinical programs, BBI-355 and BBI-825, the future results will be different than historical results. Additionally, since Serapha obtained the SERP-01 license in mid-June 2026, future results will be materially different than the 2026 historical results as Serapha expects to initiate a U.S. Phase 2/3 clinical trial of SERP-01 in late 2026 or early 2027.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2026

(In thousands, except share amounts)

	Historical
	5(A) Boundless Bio, Inc.	5(B) Serapha Bio, Inc.	Transaction Accounting Adjustments	Notes		Pro Forma Combined
Assets:
Current assets:
Cash and cash equivalents	$20,213	$138,002	$91,999	5	(b)	$238,795
			(4,175)	5	(c)
			(5,791)	5	(e)
			(7,471)	5	(f)
			52,774	5	(h)
			(756)	5	(i)
			(46,000)	5	(j)
Investment in marketable securities	52,413	—	(52,413)	5	(h)	—
Prepaid expenses and other current assets	1,021	4	(660)	5	(g)	4
			(361)	5	(h)

Total current assets	73,647	138,006	27,146			238,799
Property and equipment, net	97	—	(97)	5	(g)	—
Non-current prepaids and other assets	—	316	(316)	5	(c)	—

Total assets	$73,744	$138,322	26,733			$238,799

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Current liabilities:
Accounts payable and accrued liabilities	$4,995	$1,772	$(316)	5	(c)	$4,496
			(1,955)	5	(e)
Accrued in-process research and development	—	85,000	—			85,000
Accrued compensation	2,773	—	(2,758)	5	(f)	15

Total current liabilities	7,768	86,772	(5,029)			89,511
Warrant liability	—	79,365	(79,365)	5	(d)	—

Total liabilities	7,768	166,137	(84,394)			89,511

Series A convertible preferred stock	—	137,589	(137,589)	5	(a)	—
Stockholders’ equity (deficit)
Boundless Bio common stock, $0.0001 par value	2	—	(2)	5	(k)	—
Serapha common stock, $0.00001 par value	—	1	1	5	(a)	3
			1	5	(b)
Additional paid-in capital	362,923	4,741	137,588	5	(a)	319,431
			91,998	5	(b)
			(4,175)	5	(c)
			79,365	5	(d)
			(46,000)	5	(j)
			(307,009)	5	(k)
Accumulated other comprehensive loss	(32)		32	5	(k)	—
Accumulated deficit	(296,917)	(170,146)	(3,836)	5	(e)	(170,146)
			(4,713)	5	(f)
			(757)	5	(g)
			(756)	5	(i)
			306,979	5	(k)

Total stockholders’ equity (deficit)	65,976	(165,404)	248,716			149,288

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$73,744	$138,322	$26,733			$238,799

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2026

(In thousands, except share and per share amounts)

	Historical
	6(A) Boundless Bio, Inc.	6(B) Serapha Bio, Inc.	Transaction Accounting Adjustments	Notes		Pro Forma Combined
Operating expenses:
Research and development	$23,707	$267	—			23,974
Acquired in-process research and development	—	164,617	—			164,617
General and administrative	15,152	5,262	—			20,414

Total operating expenses	38,859	170,146	—			209,005

Loss from operations	(38,859)	(170,146)	—			(209,005)
Other income, net:
Interest and other income, net	1,611	—	—			1,611

Total other income, net	1,611	—	—			1,611

Loss from continuing operations	$(37,248)	$(170,146)	—			$(207,394)

Weighted average common shares outstanding, basic and diluted	22,428,501			6	(d)	666,430,932

Net loss per share attributable to common stockholders, basic and diluted	$(1.66)					$(0.31)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

(In thousands, except share and per share amounts)

	Historical
	6(C) Boundless Bio, Inc.	Serapha Bio, Inc.	Transaction Accounting Adjustments	Notes		Pro Forma Combined
Operating expenses:
Research and development	$44,845	$—	1,198	6	(a)	46,058
			15	6	(b)
General and administrative	18,707	—	3,515	6	(a)	23,720
			742	6	(b)
			756	6	(c)

Total operating expenses	63,552	—	6,226			69,778

Loss from operations	(63,552)	—	(6,226)			(69,778)
Other income, net:
Interest and other income, net	5,355	—				5,355

Total other income, net	5,355	—	—			5,355

Loss from continuing operations	$(58,197)	$—	$(6,226)			$(64,423)

Weighted average common shares outstanding, basic and diluted	22,360,371			6	(d)	666,362,802

Net loss per share attributable to common stockholders, basic and diluted	$(2.60)					$(0.10)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Merger

On June 22, 2026, Serapha entered into the Merger Agreement with Boundless Bio and Merger Sub pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Serapha, with Serapha surviving as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the Merger. In connection with the Merger, Boundless Bio will change its name to “Serapha Bio, Inc.” Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger (the “Closing”):

a) Each then-outstanding share of Serapha Common Stock (including any shares of Serapha Common Stock issued in the Serapha Pre-Closing Financing) will be converted into the right to receive a number of shares of Boundless Bio Common Stock equal to the Exchange Ratio;

b) Each then-outstanding share of Serapha Preferred Stock will be converted into the right to receive a number of shares of Boundless Bio Common Stock equal to the Exchange Ratio;

c) Each then-outstanding Serapha Option will be converted into and become an option to purchase shares of Boundless Bio Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement;

d) Each then-outstanding Serapha RSU will be converted into and become an Assumed RSU on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement; and

e) Each then-outstanding Serapha Warrant (including each then-outstanding Serapha Pre-Funded Warrant) will be converted into an Assumed Warrant, subject to adjustment as set forth in the Merger Agreement and the form of warrant.

If the aggregate number of shares of Boundless Bio Common Stock that would otherwise be issued to a holder of Serapha Capital Stock at the Effective Time would exceed such holder’s Beneficial Ownership Limitation, Boundless Bio will issue to such holder shares of Boundless Bio Common Stock up to such holder’s Beneficial Ownership Limitation and, in lieu of the excess shares, Boundless Bio Pre-Funded Warrants to purchase a number of shares of Boundless Bio Common Stock equal to such holder’s Remaining Entitlement.

Each share of Boundless Bio Common Stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares, subject to the Nasdaq Reverse Split, will be unaffected by the Merger. Concurrently with the signing of the Merger Agreement, all Boundless Bio options became fully vested and exercisable. Each Boundless Bio Option outstanding immediately prior to the Effective Time with an exercise price per share greater than $8.00 will be canceled for no consideration. Each other Boundless Bio Option will remain outstanding and exercisable in accordance with its terms (taking into account any equitable adjustment made to reflect the Boundless Bio Pre-Closing Dividend).

Immediately following the Merger, Boundless Bio securityholders as of immediately prior to the Merger are expected to own approximately 3.8% of the outstanding capital stock of the Combined Company on a fully-diluted basis and former Serapha securityholders, including those purchasing shares of Serapha Common Stock and Serapha Pre-Funded Warrants in the Serapha Pre-Closing Financing, are estimated to own approximately 96.2% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis. Serapha securityholders are expected to receive approximately 713,416,650 shares on a fully diluted basis. This estimate is subject to certain inputs, which include, but are not limited to, (a) the Boundless Bio Net Cash as of the Closing being approximately $0, after giving effect to the Boundless Bio Pre-Closing Dividend, (b) the completion of the Serapha Pre-Closing Financing for an aggregate purchase price of approximately $92.0 million, (c) a valuation for Boundless Bio equal to the Boundless Bio Net Cash as of the business day immediately prior to the Closing Date, plus $12.5 million, and (d) a valuation for Serapha equal to $211.7 million plus $92.0 million of assumed proceeds in the Serapha Pre-Closing Financing, in each case as further described in the Merger Agreement. The following table summarizes the fully diluted pro forma number of shares of common stock of the Combined Company outstanding following the consummation of the transactions:

Equity Capitalization Summary Upon Consummation of the Merger	Number of Shares Owned	% Ownership
Serapha securityholders, including the Serapha Pre-Closing Financing (1)	713,416,650	96.2%
Boundless Bio securityholders	28,244,321	3.8%

Total capital stock of the Combined Company	741,660,971	100.0%

(1)

Includes 266,444,856 Assumed Warrants expected to be issued in exchange for shares of Serapha Common Stock, shares of Serapha Preferred Stock and Serapha Pre-Funded Warrants, including those issued in the Serapha Pre-Closing Financing, 148,934,995 Assumed Warrants, 68,220,147 restricted stock units and options and 1,194,073 shares of restricted common stock after reflecting the estimated Exchange Ratio.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by Boundless Bio stockholders of the issuance of Boundless Bio Common Stock, including shares of Boundless Bio Common Stock issuable upon exercise of Assumed Warrants, (2) approval by the requisite Serapha stockholders of the adoption and approval of the Merger Agreement and the transaction contemplated thereby, (3) Nasdaq’s approval of the listing of the shares of Boundless Bio Common Stock to be issued in connection with the Merger and (4) the effectiveness of a registration statement of which this proxy statement/prospectus forms a part.

The employment agreements for Boundless Bio executives include entitlement to bonus, severance and change in control payments, and in addition to any retention payments, will be treated as pre-Merger compensation expense of Boundless Bio and will be reflected as a decrease in cash of Boundless Bio. During 2026, Boundless Bio’s office lease was terminated and a short-term lease was put into place. As of the Closing, Boundless Bio also expects to have substantially concluded its research and development activities. Boundless Bio has terminated its clinical trial activity and is in the process of concluding its research and development programs and any such in-process research and development assets are expected to be de minimis at the closing of the Merger. Additionally, Boundless Bio’s current Directors & Officers (“D&O”) policy will be fully utilized at the Closing.

Pre-Closing Financing

Concurrently with the execution of the Merger Agreement, certain Serapha investors entered into the Securities Purchase Agreement with Serapha to purchase, prior to the consummation of the Merger, approximately 10,086,651 shares of Serapha Common Stock and 10,359,153 Serapha Pre-Funded Warrants before giving effect to the Exchange Ratio, at an estimated purchase price of $4.4997 per share and $4.49969 per pre-funded warrant, for an aggregate purchase price of approximately $92.0 million. Shares of Serapha Common Stock and Serapha Pre-Funded Warrants issued pursuant to the Securities Purchase Agreement will be converted into shares of Boundless Bio Common Stock and Assumed Warrants at Closing in accordance with the Exchange Ratio and per the Merger Agreement.

2. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of SEC Regulation S-X, as amended. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the Combined Company upon consummation of the Merger. The unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2026 and the unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2025 give effect to the Merger as if it had been consummated on January 1, 2025. The unaudited pro forma condensed combined balance sheet as of June 30, 2026 gives effect to the Merger and combines the historical balance sheets of Boundless Bio and Serapha as if the Merger had been consummated as of such date.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons: (i) changes in initial assumptions in the determination of the accounting acquirer and related accounting, (ii) changes in the amount of the Boundless Bio Net Cash to be assumed at the Closing Date, and (iii) other changes in Boundless Bio’s assets and liabilities, which are expected to be completed after the Closing, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the Combined Company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in future periods or the result that actually would have been realized had Boundless Bio and Serapha been a combined organization during the specified periods. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information. In particular, since Boundless Bio has discontinued its clinical program for BBI-940 and had previously discontinued development of its other clinical programs, BBI-355 and BBI-825, the future results will be different than historical results. Additionally, since Serapha obtained the SERP-01 license in mid-June 2026, future results will be materially different than the 2026 historical results as Serapha expects to initiate a U.S. Phase 2/3 clinical trial of SERP-01 in late 2026 or early 2027.

3. Accounting for the Merger

The unaudited pro forma condensed combined financial information gives effect to the Merger, which will be accounted for under U.S. GAAP as an in-substance reverse recapitalization of Boundless Bio by Serapha, as the transaction is, in essence, the issuance of equity for Boundless Bio’s net assets, which will primarily consist of prepaids and other current assets. Under this method of accounting, Serapha will be considered the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the Merger:

•	Serapha is not a variable interest entity as it has sufficient equity at risk in order to fund its next development milestones;

•	Serapha stockholders will own a substantial majority of the voting rights in the Combined Company;

•	Serapha’s largest stockholder will retain the largest interest in the Combined Company;

•	Serapha will designate the initial members of the board of directors of the Combined Company;

•	Certain members of Serapha’s executive management team will become the management of the Combined Company; and

•	The Combined Company will be renamed “Serapha Bio, Inc.”

In addition, Boundless Bio has terminated its clinical trial activity and is in the process of concluding its research and development programs. As such, Boundless Bio concluded that any in-process research and development assets at the closing of the Merger would be de minimis. Accordingly, upon the closing of the Merger, Boundless Bio is expected to have no or nominal operations for accounting purposes and the Merger is expected to be treated as the equivalent of Serapha issuing stock to acquire the net assets of Boundless Bio. As a result of Serapha being the accounting acquirer, Serapha’s assets and liabilities will be recorded at their pre-combination carrying amounts. Boundless Bio’s assets and liabilities will be measured and recognized at their fair values as of the Effective Time, which are expected to approximate the carrying value of the acquired prepaid and other current assets, with no goodwill or other intangible assets recorded. Any difference between the consideration and the fair value of the net assets of Boundless Bio acquired will be reflected as an adjustment to additional paid-in capital. For periods prior to Closing, the historical financial statements of Serapha shall become the historical financial statements of the Combined Company.

4. Shares of Boundless Bio Common Stock and Warrants Issued to Serapha Stockholders upon the Closing.

At the Closing, all outstanding shares of Serapha Common Stock, on a fully-diluted basis, will be exchanged for shares of Boundless Bio Common Stock, Boundless Bio Pre-Funded Warrants and/or Assumed Warrants, as applicable, based on the preliminary estimated Exchange Ratio of 8.6737, determined in accordance with the terms of the Merger Agreement, as follows:

Shares of Serapha Common Stock outstanding as of June 30, 2026(1)	6,100,000
Shares of Serapha Common Stock issuable upon conversion of Serapha Series A Preferred Stock	30,668,708
Shares of Serapha Common Stock issuable upon exercise of Serapha Warrants(2)	17,170,872
Shares of Serapha Common Stock issuable upon exercise of Serapha restricted stock units and options	7,865,172
Estimated shares of Serapha Common Stock to be issued in connection with the Serapha Pre-Closing Financing	10,086,651
Estimated shares of Serapha Common Stock to be issued upon exercise of Serapha Pre-Funded Warrants to be issued in connection with the Serapha Pre-Closing Financing	10,359,153

Total Serapha fully-diluted shares prior to the Closing	82,250,556
Estimated Exchange Ratio	8.6737

Estimated fully-diluted shares issued to Serapha securityholders and investors participating in the Serapha Pre-Closing Financing (3)	713,416,650

(1) Includes 137,666 shares of unvested restricted common stock.

(2) Represents the outstanding YolTech Warrant, including warrants issued for the anti-dilution provision at the time of the Serapha Pre-Closing Financing, to acquire Serapha Series A-1 Preferred Stock. Such Serapha Warrants will become exercisable for shares of Boundless Bio Common Stock following the Merger.

(3) Represents the total estimated fully diluted shares to be issued to Serapha securityholders at the Closing based on the preliminary estimated Exchange Ratio of 8.6737.

5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2026

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

5(A) Derived from the unaudited balance sheet of Boundless Bio as of June 30, 2026.

5(B) Derived from the audited balance sheet of Serapha as of June 30, 2026.

Pro forma Balance Sheet Transaction Accounting Adjustments:

5(a) To reflect the exchange of all outstanding shares of Serapha Series A Preferred Stock, with a carrying amount of $137.6 million, into 30,668,708 shares of Serapha Common Stock, prior to giving effect to the Exchange Ratio. The conversion and adjustment to the additional paid-in capital upon close of the Merger are determined as follows (in thousands):

Carrying value of the Serapha Series A Preferred Stock	$137,589
Issuance of Serapha Common Stock at par value upon the Closing	1

Additional paid-in capital related to the issuance of Serapha Common Stock upon the Closing	$137,588

5(b) To reflect the issuance of 10,086,651 shares of Serapha Common Stock and 10,359,153 Serapha Pre-Funded Warrants, prior to giving effect to the Exchange Ratio, pursuant to the Serapha Pre-Closing Financing entered into concurrently with the execution of the Merger Agreement, for an aggregate purchase price of $92.0 million. The net cash proceeds received prior to direct transaction costs from the Serapha Pre-Closing Financing and corresponding adjustment to the additional paid-in capital upon close of the Merger are determined as follows (in thousands):

Proceeds received prior to direct and incremental transaction costs from the Serapha Pre-Closing Financing upon the Closing	$91,999
Issuance of Serapha Common Stock and Serapha Pre-Funded Warrants at par value upon the Closing	1

Additional paid-in capital related to the issuance of Serapha Common Stock and Serapha Pre-Funded Warrants upon the Closing	$91,998

5(c) To reflect preliminary estimated transaction costs of $3.8 million, not yet reflected in the historical financial statements, that are expected to be incurred by Serapha in connection with the Merger, and $0.3 million reflected in the historical financial statements as deferred transaction costs, such as advisory, legal and auditor fees, as a reduction in cash, a reduction in other assets and a reduction in accounts payable in the unaudited pro forma condensed combined balance sheet. As the Merger will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets, primarily prepaid assets, of Boundless Bio, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

5(d) To reflect the mark to market of Serapha’s warrant liability of $79.4 million and reclass to additional paid-in capital as of the Merger since the warrants will be exercisable into shares of common stock.

5(e) To reflect preliminary estimated transaction costs of $5.8 million, of which $3.8 million is not yet reflected in the historical financial statements, which are expected to be incurred by Boundless Bio in connection with the Merger, such as advisory, legal and auditor fees and including the estimated $0.9 million D&O tail policy, as a reduction in cash of $5.8 million, a reduction of accrued expenses of $2.0 million and an increase in accumulated deficit of $3.8 million in the unaudited pro forma condensed combined balance sheet.

5(f) To reflect preliminary estimated incremental compensation expenses of $4.7 million related to severance and other separation benefits in connection with the termination of substantially all of Boundless Bio’s workforce and certain members of its executive management. The pro forma adjustment is reflected as a decrease in cash of $7.5 million, a reduction of accrued compensation of $2.8 million and an increase in accumulated deficit of $4.7 million.

5(g) To derecognize $0.7 million of Boundless Bio’s prepaid expenses, including non-current prepaid expenses, consisting of prepaid insurance primarily related to the current D&O policy of Boundless Bio that will be fully utilized at the Closing and $0.1 million of property and equipment.

5(h) To reflect the liquidation of Boundless Bio’s short-term investments of $52.8 million, including interest receivable of $0.4 million into cash prior to the Closing.

5(i) To reflect the one-time lease termination expense of $0.8 million for the Boundless Bio facility lease prior to the Closing, comprising base rent of $0.5 million and estimated common area maintenance charges of $0.3 million, net of the security deposit.

5(j) To reflect an estimate of the one-time Boundless Bio Pre-Closing Dividend of $46.0 million expected to be declared and paid to the holders of record of shares of Boundless Bio Common Stock outstanding prior to the Effective Time, which assumes a midpoint of the estimated range of $44.0 million to $48.0 million. The Boundless Bio Pre-Closing Dividend will be treated as a decrease in additional paid-in capital in the unaudited pro forma condensed combined balance sheet.

5(k) To reflect the recapitalization of Serapha and the derecognition of other comprehensive loss and the accumulated deficit of Boundless Bio, which is reversed to additional paid-in capital.

The derecognition of accumulated deficit of Boundless Bio of $307.0 million is determined as follows (in thousands):

Accumulated deficit of Boundless Bio as of June 30, 2026	$296,917
Preliminary estimated transaction costs of Boundless Bio, see Note 5(e)	3,836
Compensation expense related to Boundless Bio severance, retention bonuses and change in control payments, see Note 5(f)	4,713
Derecognition of Boundless Bio prepaid insurance and property and equipment, see Note 5(g)	757
Pre-Merger lease termination expense for Boundless Bio, see Note 5(i)	756

Total adjustment to derecognize the accumulated deficit of Boundless Bio	$306,979

6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

6(A) Derived from the unaudited statement of operations and comprehensive loss of Boundless Bio for the six months ended June 30, 2026.

6(B) Derived from the audited statement of operations of Serapha for the period from April 2, 2026 (inception) to June 30, 2026.

6(C) Derived from the audited statement of operations and comprehensive loss of Boundless Bio for the year ended December 31, 2025.

Pro forma Statements of Operations Transaction Accounting Adjustments:

6(a) To reflect preliminary estimated incremental compensation expense related to severance, retention and change in control payments recorded in general and administrative expenses of $3.5 million and research and development of $1.2 million, assuming that the adjustment described in Note 5(f) was made on January 1, 2025.

6(b) To reflect the derecognition of Boundless Bio’s prepaid expenses of $0.7 million related to prepaid insurance primarily related to the current Boundless Bio D&O policy that will be fully utilized at the Closing and write off of $0.1 million of property and equipment, assuming the adjustment made in Note 5(g) was made on January 1, 2025.

6(c) To reflect the lease termination of Boundless Bio’s property lease of $0.8 million, assuming the adjustment made in Note 5(i) was made on January 1, 2025.

6(d) The pro forma combined basic and diluted net loss per share has been adjusted to reflect the pro forma net loss. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the Combined Company. Pro forma weighted average shares outstanding include the pre-funded warrants as the exercise price is negligible and they are fully vested and exercisable. For the six months ended June 30, 2026 and for the year ended December 31, 2025, the pro forma weighted average shares have been calculated as follows:

	June 30, 2026 Basic and Diluted	December 31, 2025 Basic and Diluted
Historical weighted average number of shares of Boundless Bio Common Stock outstanding	22,428,501	22,360,371
Shares of Boundless Bio Common Stock issued to Serapha securityholders upon the Closing, assuming consummation of the Merger as of January 1, 2025, see Note 4 (1)	644,002,431	644,002,431

Pro forma combined weighted average number of shares of Boundless Bio Common Stock	666,430,932	666,362,802

(1) Represents the estimated shares of Boundless Bio Common Stock expected to be issued to Serapha securityholders at Closing, excluding the outstanding and unvested Serapha restricted common stock at the Closing and unvested Serapha restricted stock units and options that will be converted to 1,194,073 and 68,220,147 shares of Boundless Bio Common Stock, respectively, after reflecting the estimated Exchange Ratio. The restricted common stock, restricted stock units and options are subject to the same vesting conditions (see Note 4).

DESCRIPTION OF BOUNDLESS BIO CAPITAL STOCK

Boundless Bio has one class of securities registered under Section 12 of the Exchange Act: its common stock, $0.0001 par value per share. The general terms and provisions of the Boundless Bio Common Stock are summarized below. This summary does not purport to be complete and is qualified by reference to the Boundless Bio Charter and the Boundless Bio Bylaws, each of which has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. The Boundless Bio Common Stock is listed on Nasdaq under the symbol “BOLD.”

General

Boundless Bio’s authorized capital stock consists of 700,000,000 shares of common stock, and 70,000,000 shares of preferred stock, $0.0001 par value per share. No shares of preferred stock are designated or outstanding.

Common Stock

Voting Rights

Holders of Boundless Bio Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. The Boundless Bio Charter established a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class are subject to election at each annual meeting of Boundless Bio stockholders. In addition, the Boundless Bio Charter provides that Boundless Bio’s directors may be removed from office only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all the then outstanding shares of Boundless Bio’s voting stock entitled to vote at an election of directors, subject to any special rights of the holders of any then outstanding series of Boundless Bio Preferred Stock. At all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast is sufficient to elect a director. Except as otherwise provided by applicable law or regulation or requirement of any securities exchange applicable to Boundless Bio, and subject to the supermajority votes required for some matters, other matters will be decided by the affirmative vote of Boundless Bio’s stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter (excluding abstentions and broker non-votes).

The affirmative vote of the holders of at least two-thirds of the total voting power of all the then outstanding shares of Boundless Bio Capital Stock entitled to vote thereon, voting together as a single class, is required to amend, alter, repeal, or rescind, in whole or in part, or to adopt any provision inconsistent with, several of the provisions of the Boundless Bio Charter, including provisions granting Boundless Bio the power to provide indemnification and advancement of expenses to its directors and officers, provisions limiting the personal liability of Boundless Bio’s directors and officers to it and its stockholders, and provisions relating to classification of the Boundless Bio Board of Directors, limitations on removal of directors from office, and other provisions that could have the effect of delaying, deferring, or preventing a change in control of Boundless Bio as discussed below under the subsection titled “Anti-Takeover Effects of Provisions of Delaware Law and Boundless Bio’s Certificate of Incorporation and Bylaws.”

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the Boundless Bio Board of Directors out of legally available funds.

Liquidation Rights

In the event of Boundless Bio’s liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the then outstanding shares of Boundless Bio Common Stock will be entitled to share ratably in

Boundless Bio’s assets legally available for distribution to stockholders after the payment of or provision for all of Boundless Bio’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Boundless Bio Preferred Stock.

No Preemptive Rights

Holders of Boundless Bio Common Stock have no preemptive, conversion, subscription, or other similar rights, and there are no redemption or sinking funds provisions applicable to the common stock.

Rights and Preferences of Preferred Stock May be Senior to Rights and Preferences of Common Stock

The Boundless Bio Board of Directors has the authority, without further action by its stockholders, to issue up to 70,000,000 shares of Boundless Bio Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. The rights, preferences and privileges of one or more series of preferred stock could include dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the holders of Boundless Bio Common Stock.

Fully Paid and Nonassessable

The issued and outstanding shares of Boundless Bio Common Stock as of June 30, 2026 were duly authorized, validly issued, fully paid, and nonassessable.

Transfer Agent and Registrar

The transfer agent and registrar for Boundless Bio Common Stock is Computershare Trust Company, N.A.

Securities Exchange Listing

Boundless Bio Common Stock is listed and traded on the Nasdaq Global Select Market under the symbol “BOLD.”

Anti-Takeover Effects of Provisions of Delaware Law and Boundless Bio’s Certificate of Incorporation and Bylaws

Some provisions of the DGCL, the Boundless Bio Charter, and the Boundless Bio Bylaws could make the following transactions more difficult: an acquisition of Boundless Bio by means of a tender offer; an acquisition of Boundless Bio by means of a proxy contest or otherwise; or the removal of Boundless Bio’s incumbent officers and directors. It is possible that these provisions, which are summarized below, could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in Boundless Bio’s best interest, including transactions that provide for payment of a premium over the market price for shares of Boundless Bio Common Stock. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Boundless Bio to first negotiate with the Boundless Bio Board of Directors. Boundless Bio believes that the benefits of the increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Authorized Undesignated Preferred Stock

The ability of the Boundless Bio Board of Directors, without action by the stockholders, to issue up to 70,000,000 shares of Boundless Bio Preferred Stock with voting or other rights or preferences as designated by the Boundless Bio Board of Directors could impede the success of any attempt to change control of Boundless Bio. For example, if in the due exercise of its fiduciary obligations, the Boundless Bio Board of Directors were to determine that a takeover proposal is not in the best interests of its stockholders, the Boundless Bio Board of Directors could cause shares of Boundless Bio Preferred Stock to be issued that might dilute the voting or other rights of the proposed hostile acquirer. The issuance of Boundless Bio Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring, or preventing a change in Boundless Bio’s management or a change in control of it and may adversely affect the market price of Boundless Bio Common Stock and the voting and other rights or preferences of the holders of Boundless Bio Common Stock.

No Stockholder Action by Written Consent

The Boundless Bio Charter provides that any action required or permitted to be taken by the Boundless Bio stockholders must be effected at an annual or special meeting of the stockholders and specifically eliminates the ability of stockholders to act by written consent in lieu of a meeting, subject to any special rights of the holders of any series of preferred stock to act by written consent.

Special Stockholder Meetings

The Boundless Bio Charter provides that a special meeting of stockholders may be called only by or at the direction of the Boundless Bio Board of Directors, the chairperson of the Boundless Bio Board of Directors, the chief executive officer, or the president. The Boundless Bio Charter specifically denies power to any other person to call a special meeting of stockholders. The Boundless Bio Bylaws provide that no business may be transacted at any special meeting of stockholders other than the business specified in the notice of the special meeting. Accordingly, stockholders may not bring business before a special meeting.

Advance Notification Requirements for Stockholder Proposals and Director Nominations

The Boundless Bio Bylaws establish advance notice procedures with respect to stockholder proposals relating to business to be brought before an annual meeting of stockholders and the nomination of candidates for election as directors. Noncompliance with these requirements would preclude a stockholder from bringing matters before an annual meeting of stockholders and making any nomination of a person for election to the Boundless Bio Board of Directors at any meeting of stockholders.

Staggered Board of Directors

The Boundless Bio Charter provides for the division of the Boundless Bio Board of Directors into three classes serving staggered three-year terms, with one class being elected each year by its stockholders. This system of electing directors may tend to discourage a third party from attempting to obtain control of Boundless Bio because it generally makes it more difficult for stockholders to replace a majority of the directors.

Stockholders Not Entitled to Cumulative Voting

The Boundless Bio Charter does not permit stockholders to cumulate their votes in the election of directors, which limits the ability of minority stockholders to elect director candidates.

Number of Directors

The total number of directors on the Boundless Bio Board of Directors is established by the Boundless Bio Board of Directors, which may delay the ability of stockholders to change the composition of a majority of the Boundless Bio Board of Directors.

Filling of Vacancies

Any vacancies on the Boundless Bio Board of Directors, however occurring, including a vacancy resulting from an increase in the size of its board, may be filled only by the affirmative vote of a majority of its directors then in office, even if less than a quorum, or by a sole remaining director, and may not be filled by the stockholders, subject to any special rights of the holders of any series of preferred stock.

Removal of Directors

The Boundless Bio Charter provides that no member of the Boundless Bio Board of Directors may be removed from office except for cause and only upon the approval of the holders of at least two-thirds of the voting power of all of the then outstanding shares of Boundless Bio’s voting stock entitled to vote at an election of directors, subject to any special rights of the holders of any then outstanding series of Boundless Bio Preferred Stock.

Delaware Anti-Takeover Statute

Boundless Bio is subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Boundless Bio Board of Directors.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, Boundless Bio stockholders have appraisal rights in connection with a merger or consolidation of Boundless Bio. Under the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Choice of Forum

The Boundless Bio Charter provides that, unless Boundless Bio consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, in the event the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit or proceeding (“proceeding”) brought on Boundless Bio’s behalf; (ii) any proceeding asserting a claim of breach of a fiduciary duty owed by any of its directors, officers, or stockholders to Boundless Bio or its stockholders; (iii) any proceeding arising pursuant to any provision of the DGCL, Boundless Bio Charter, or Boundless Bio Bylaws; or (iv) any proceeding asserting a claim against Boundless Bio governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law. The provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, the Boundless Bio Charter also provides that, unless it consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by Boundless Bio, its officers and directors, the underwriters to any offering giving rise to such proceeding, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. In any case, stockholders will not be deemed to have waived Boundless Bio’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. The Boundless Bio Charter also provides that any person or entity purchasing or otherwise acquiring any interest in any of its securities will be deemed to have notice of and to have consented to this choice of forum provision.

Amendment of Charter Provisions and Bylaws

The amendment or repeal of any of the above-described provisions of the Boundless Bio Charter by stockholders would require approval by the holders of at least two-thirds of the total voting power of all of the then outstanding shares of Boundless Bio capital stock entitled to vote thereon. The amendment or repeal of any of the above-described provisions of the Boundless Bio Bylaws, or adoption of new bylaws, by stockholders would require approval by the holders of at least two-thirds of the voting power of all of the then outstanding shares of Boundless Bio voting stock entitled to vote generally in an election of directors. The Boundless Bio Board of Directors may amend or repeal any of the above-described provisions of its bylaws, or adopt new bylaws, by majority vote.

COMPARISON OF RIGHTS OF HOLDERS OF BOUNDLESS BIO CAPITAL STOCK AND SERAPHA CAPITAL STOCK

If the Merger is completed, Serapha stockholders will receive shares of Boundless Bio Common Stock, pursuant to the terms of the Merger Agreement. Prior to or upon the closing of the Merger, assuming that Proposal Nos. 2 and 3 are approved by Boundless Bio’s stockholders, the Boundless Bio Charter will be amended to increase the number of shares of Boundless Bio Common Stock that Boundless Bio is authorized to issue from 700,000,000 to    , and to effect the proposed Nasdaq Reverse Split, as set forth in the forms of certificates of amendment attached as Annex B and Annex C to this proxy statement/prospectus.

Boundless Bio and Serapha are both incorporated under the laws of the State of Delaware, and the rights of their respective stockholders are generally governed by the DGCL, as well as their respective certificates of incorporation and bylaws. Upon completion of the Merger, Serapha stockholders will become stockholders of Boundless Bio, and their rights thereafter will be governed by the DGCL, the Boundless Bio Bylaws, and the Boundless Bio Charter, each as may be amended in connection with the Merger, including as contemplated by Proposal Nos. 2 and 3.

The material differences between the current rights of Serapha stockholders under the Serapha Charter, the Serapha Bylaws and the Investors’ Rights Agreement, dated June 22, 2026, by and among Serapha and the Investors and Key Holders party thereto (the “Serapha IRA”), and their rights as Boundless Bio stockholders after the Merger, under the Boundless Bio Charter and Boundless Bio Bylaws, both as will be in effect immediately following the completion of the Merger and assuming that Proposal Nos. 2 and 3 are approved by Boundless Bio’s stockholders, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Boundless Bio or Serapha before the Merger and being a stockholder of the Combined Company following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 392 of this proxy statement/prospectus.

Boundless Bio	Serapha
Organizational Documents

The rights of Boundless Bio stockholders are governed by the Boundless Bio Charter, the Boundless Bio Bylaws and the DGCL.	The rights of Serapha stockholders are governed by the Serapha Charter, the Serapha Bylaws and the DGCL.

Authorized Capital Stock

Boundless Bio is authorized to issue two classes of capital stock which are designated, respectively, “Boundless Bio Common Stock” and “Boundless Bio Preferred Stock.” The total number of shares that Boundless Bio is authorized to issue is 770,000,000, of which 700,000,000 shares are common stock and 70,000,000 shares are preferred stock, each with a par value of $0.0001 per share. Subject to the rights of the holders of any outstanding series of Boundless Bio Preferred Stock, the number of authorized shares of Boundless Bio Common Stock or Boundless Bio Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of	The total number of shares of all classes of stock which Serapha has the authority to issue is 160,000,000. Serapha has two classes of stock, referred to as “Serapha Common Stock” and “Serapha Preferred Stock,” respectively. There are 100,000,000 shares of authorized Serapha Common Stock, $0.00001 par value per share, and 60,000,000 shares of authorized Serapha Preferred Stock, $0.00001 par value per share, 35,000,000 of which are designated “Series A Preferred Stock” and 25,000,000 of which are designated “Series A-1 Preferred Stock.”

Boundless Bio	Serapha
a majority of the stock of Boundless Bio entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.	The number of authorized shares of Serapha Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Serapha Preferred Stock that may be required by the terms of the Serapha Charter) the affirmative vote of the holders of shares of capital stock of Serapha representing a majority of the votes represented by all outstanding shares of capital stock of Serapha entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Common Stock

The authorized Boundless Bio Common Stock consists of 700,000,000 shares of common stock, par value $0.0001 per share.

Except as may be otherwise provided in the Boundless Bio Charter or Boundless Bio Bylaws, the holders of the Boundless Bio Common Stock are each entitled to one vote, including the election of directors, and do not have cumulative voting rights.

There are 100,000,000 shares of authorized Serapha Common Stock, $0.00001 par value per share.

The holders of the Serapha Common Stock are entitled to one vote for each share of Serapha Common Stock held; provided, however, that, except as otherwise required by law, holders of Serapha Common Stock, as such, will not be entitled to vote on any amendment to the Serapha Charter that relates solely to the terms of one or more outstanding series of Serapha Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Serapha Charter or pursuant to the DGCL. There will be no cumulative voting.

Preferred Stock

The authorized Boundless Bio Preferred Stock consists of 70,000,000 shares of preferred stock, par value $0.0001 per share. Shares of Boundless Bio Preferred Stock may be issued from time to time in one or more series. The Boundless Bio Board of Directors is authorized to provide from time to time by resolution or resolutions for the creation and issuance, out of the authorized and unissued shares of Boundless Bio Preferred Stock, of one or more series of Boundless Bio Preferred Stock by filing a certificate of designation (a “Certificate of Designation”) pursuant to the DGCL, setting forth such resolution and, with respect to each such series, establishing the designation of such series and the number of shares to be included in such series and fixing the voting powers (full or limited, or no voting power), preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the shares of each such series.

There are 60,000,000 shares of authorized Serapha Preferred Stock, $0.00001 par value per share.

On any matter presented to the stockholders of Serapha, each holder of outstanding shares of Serapha Series A Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of Serapha Common Stock into which the shares of Serapha Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Serapha Charter, holders of Serapha Series A Preferred Stock will vote together with the holders of Serapha Common Stock as a single class and on an as-converted to Serapha Common Stock basis. Except as required by the DGCL, holders of Serapha Series A-1 Preferred Stock shall have no voting rights and shall not be entitled to vote on any matter presented to the stockholders of Serapha.

Boundless Bio	Serapha

Number and Qualification of Directors

The number of directors which shall constitute the whole Boundless Bio Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Boundless Bio Board of Directors. No reduction of the authorized number of directors will have the effect of removing any director before that director’s term of office expires.	The number of directors constituting the entire Serapha Board of Directors is one or more directors. This number may be changed by a resolution of the Serapha Board of Directors or of the stockholders. No reduction of the authorized number of directors will have the effect of removing any director before such director’s term of office expires.

Structure of Board of Directors; Term of Directors; Election of Directors

Subject to the special rights of the holders of one or more outstanding series of Boundless Bio Preferred Stock to elect directors, the directors of Boundless Bio shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III.

At each annual meeting of the stockholders of Boundless Bio beginning with the first annual meeting of the stockholders following the date of the Boundless Bio Charter, subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election.

Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director.

Directors are elected by a plurality of the votes cast by stockholders.

Directors are elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Elections of directors need not be by written ballot.

All elections are determined by a plurality of the votes cast by stockholders.

At all times when at least 15,334,197 shares of Serapha Series A Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Serapha Series A Preferred Stock), the holders of record of the shares of Serapha Series A Preferred Stock, exclusively and voting together as a separate class on an as-converted to Serapha Common Stock basis, are entitled to elect five directors of Serapha.

The holders of Serapha Common Stock and Serapha Series A Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one director, who shall be the Chief Executive Officer.

The holders of Serapha Common Stock and Serapha Series A Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one director who is not an employee or Affiliate (as defined in the Serapha Charter) of Serapha or any holder of Serapha Preferred Stock.

The holders of record of the shares of Serapha Common Stock and of any other class or series of voting stock (including the Serapha Series A Preferred Stock), exclusively and voting together as a single class on an as-converted to Serapha Common Stock basis, shall be entitled to elect the balance of the total number of directors of Serapha.

Boundless Bio	Serapha

Removal of Directors

Subject to the special rights of the holders of one or more outstanding series of Boundless Bio Preferred Stock to elect directors, the Boundless Bio Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of Boundless Bio entitled to vote at an election of directors.	Any director may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

Vacancies on the Board of Directors

Subject to the special rights of the holders of one or more outstanding series of Boundless Bio Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Boundless Bio Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

Any director may resign at any time upon written notice to the attention of the secretary of Serapha. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the Serapha Bylaws in the filling of other vacancies.

Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

If the holders of shares of Serapha Series A Preferred Stock or Serapha Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors (and to the extent any of such directorships is not otherwise filled by a director appointed in accordance with the Serapha Charter), then any directorship not so filled shall remain vacant until such time as the holders of the Serapha Series A Preferred Stock or Serapha Common Stock, as the case may be, fill such directorship in accordance with the Serapha Charter. A vacancy in the seat of the director who is the Chief Executive Officer or the director who is not an employee or Affiliate of Serapha or any holder of Serapha Preferred Stock can be filled by either (A) the stockholders entitled to elect such director, or (B) a majority of the remaining directors.

Boundless Bio	Serapha

Stockholder Action by Written Consent

Any action required or permitted to be taken by the stockholders of Boundless Bio must be effected at an annual or special meeting of the stockholders of Boundless Bio, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock.

Any action required to be taken at any annual or special meeting of stockholders of Serapha, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to Serapha in accordance with Section 228(a) of the DGCL.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to Serapha, a written consent or consents signed by a sufficient number of holders to take action are delivered to Serapha.

Quorum

The holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in the Boundless Bio Bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.	The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chair of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place (if any), date or time.

Special Meetings of Stockholders

Subject to the special rights of the holders of one or more series of Boundless Bio Preferred Stock, special meetings of the stockholders of Boundless Bio may be called, for any purpose or purposes, at any time only by or at the direction of the Boundless Bio Board of Directors, the Chairperson of the Boundless Bio Board	A special meeting of the stockholders may be called at any time by the Serapha Board of Directors, the chair of the Serapha board of directors, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

Boundless Bio	Serapha
of Directors, the Chief Executive Officer or the President, and shall not be called by any other person or persons. No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

If a special meeting is called by any person or persons other than the Serapha Board of Directors, the president or the chair of the Serapha Board of Directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by electronic or other facsimile transmission to the chair of the Serapha Board of Directors, the president, any vice president, or the secretary of Serapha. No business may be transacted at such special meeting other than specified in such notice.

Notice of Stockholder Meetings

The notice of any meeting of stockholders shall be sent or otherwise given in accordance with the Boundless Bio Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.	All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with the Serapha Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

Advance Notice Requirements for Stockholder Proposals

At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Boundless Bio Board of Directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Boundless Bio Board of Directors or the Chairperson of the Boundless Bio Board of Directors or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A)(1) was a record owner of shares of Boundless Bio both at the time of giving the notice provided for in the Boundless Bio Bylaws and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the Boundless Bio Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”).

For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in

Neither the Serapha Charter nor the Serapha Bylaws contain advance notice requirements for stockholder proposals.

Boundless Bio	Serapha
writing and in proper form to the Secretary of Boundless Bio and (ii) provide any updates or supplements to such notice at the times and in the forms required by the Boundless Bio Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of Boundless Bio not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not more than the 120th day prior to such annual meeting and not later than (i) the 90th day prior to such annual meeting or, (ii) if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by Boundless Bio (such notice within such time periods, “Timely Notice”).

Amendment of Certificate of Incorporation

In addition to any vote required by applicable law, the following provisions in the Boundless Bio Charter may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of Boundless Bio entitled to vote thereon, voting together as a single class: (i) Part B of Article IV, which relates to preferred stock, (ii) Article V, which relates to the Board of Directors, (iii) Article VI, which outlines requirements for stockholder actions and special meetings of the stockholders, (iv) Article VII, which provides for the elimination of directors’ and officers’ liability for monetary damages to the fullest extent permitted by law, (v) Article VIII, which provides for indemnification of directors and officers, (vi) Article IX, which designates the Court of Chancery of the State of Delaware as the exclusive forum for certain legal actions involving Boundless Bio and designates the federal district courts of the United States as the exclusive forum for Securities Act claims, and (vii) Article X, which provides for the percentage of the shares necessary to amend the Boundless Bio Charter.	The Serapha Charter may be amended pursuant to Section 242 of the DGCL; provided that, at any time when at least 21,178,375 shares of Serapha Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Serapha Preferred Stock) are outstanding, Serapha will not, without the written consent or affirmative vote of the Requisite Holders (as defined in the Serapha Charter), among other things: (i) amend, alter or repeal any provision of the Serapha Charter or Serapha Bylaws; (ii) create, issue or obligate itself to issue shares of, any capital stock unless the same ranks junior to the Serapha Preferred Stock with respect to its special rights, powers and preferences or any simple agreements for future equity or convertible notes which may convert into capital stock; and (iii) increase or decrease the authorized number of shares of Serapha Common Stock, Serapha Preferred Stock or any additional class or series of capital stock of Serapha.

Amendment of Bylaws

The Boundless Bio Board of Directors is expressly empowered to adopt, amend or repeal the Boundless Bio Bylaws. In addition to any vote of the holders of any class or series of stock of Boundless Bio required by applicable law or by the Boundless Bio Charter (including any Certificate of Designation in respect of	The Serapha Bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by: (i) the Serapha Board of Directors, subject to certain limitations when at least 21,178,375 shares of Serapha Preferred Stock (subject to appropriate adjustment in the event of any

Boundless Bio	Serapha
one or more series of Preferred Stock) or the Bylaws of Boundless Bio, the adoption, amendment or repeal of the Bylaws of Boundless Bio by the stockholders of Boundless Bio shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of Boundless Bio entitled to vote generally in an election of directors.	stock dividend, stock split, combination or other similar recapitalization with respect to the Serapha Preferred Stock) are outstanding, and (ii) the affirmative vote of the holders of a majority of the shares of the capital stock of Serapha issued and outstanding and entitled to vote, subject to the Serapha Preferred Stock limitations set forth in the previous section.

Limitation on Director and Officer Liability

No director or officer of Boundless Bio shall have any personal liability to Boundless Bio or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. If the DGCL is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of Boundless Bio shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.	To the fullest extent permitted by law, a director or officer of Serapha shall not be personally liable to Serapha or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL or any other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of Serapha shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Indemnification
Boundless Bio shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of Boundless Bio who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Boundless Bio or, while serving as a director or officer of Boundless Bio, is or was serving at the request of Boundless Bio as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in the Boundless Bio Bylaws, Boundless Bio shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Boundless Bio Board of Directors.

Serapha will indemnify, to the maximum extent and in the manner permitted by the DGCL, each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Serapha. For purposes of this section, a “director” or “officer” of Serapha includes any person (a) who is or was a director or officer of Serapha, (b) who is or was serving at the request of Serapha as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of Serapha or of another enterprise at the request of such predecessor corporation.

Serapha may also, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Serapha. For purposes of this section, an “employee” or “agent” of Serapha (other than a director or officer) includes any

Boundless Bio	Serapha

Boundless Bio shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of Boundless Bio who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of Boundless Bio or is or was serving at the request of Boundless Bio as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

The rights conferred on any person by the indemnification provisions of the Boundless Bio Bylaws shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Boundless Bio Charter, the Boundless Bio Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

person (a) who is or was an employee or agent of Serapha, (b) who is or was serving at the request of Serapha as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of Serapha or of another enterprise at the request of such predecessor corporation.

Conversion Rights

Although the Boundless Bio Charter authorizes the issuance of shares of preferred stock, as of the date of this proxy statement/prospectus, no shares of Boundless Bio Preferred Stock are outstanding. Thus, Boundless Bio stockholders currently do not have any conversion rights.

Each share of Serapha Preferred Stock will be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Serapha Common Stock, at a conversion rate in accordance with the terms set forth in the Serapha Charter.

All outstanding shares of Serapha Preferred Stock will automatically be converted into shares of Serapha Common Stock, at the then effective conversion rate as calculated in accordance with the Serapha Charter, upon the earliest to occur of:

(a) immediately prior to the closing of the sale of shares of Serapha Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in (i) a pre-money valuation of Serapha of at least $250,000,000 and (ii) at least $50,000,000 of gross proceeds to Serapha and in connection with such offering the shares of Serapha Common Stock are listed for trading on Nasdaq, the New York Stock Exchange or another exchange or marketplace approved by the Requisite Directors (as defined in the Serapha Charter);

Boundless Bio	Serapha

(b) immediately prior to the closing of a business combination between Serapha and a public company, in which the pre-transaction Serapha equityholders own, directly or indirectly, a majority of the voting power or economic interests of the surviving public company after the transaction (which, for the avoidance of doubt, would include a reverse merger with a public company); and

(c) the date and time, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the outstanding shares of Serapha Series A Preferred Stock, voting together as a single class on an as-converted to Serapha Common Stock basis.

In addition, in the event any holder of Serapha Series A Preferred Stock does not participate in a Qualified Financing (as defined in the Serapha Charter) by purchasing in the aggregate such holder’s Pro Rata Amount (as defined in the Serapha Charter) within the time period specified by Serapha, after notice and an opportunity to participate, then each share of Serapha Series A Preferred Stock held by such holder shall automatically, and without any further action on the part of such holder, be converted into 1/10th of the number of shares of Serapha Common Stock into which such share would otherwise then be convertible on a one-to-one basis.

Preemptive Rights

Boundless Bio stockholders do not have preemptive rights. Thus, if additional shares of Boundless Bio Common Stock are issued, the current holders of Boundless Bio Common Stock will own a proportionately smaller interest in a larger number of outstanding shares of Boundless Bio Common Stock to the extent that they do not participate in the additional issuance.	Pursuant to the Serapha IRA, if Serapha proposes to offer or sell certain new equity securities, Serapha must first offer such securities to each Major Investor (as defined in the Serapha IRA), which will then have a right to purchase securities in such new offering equal to the proportionate ownership interest of such Major Investor prior to such offering.

Distributions to Stockholders

The Boundless Bio Board of Directors, subject to any restrictions contained in either (i) the DGCL or (ii) the Boundless Bio Charter, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of Boundless Bio’s capital stock.

The Boundless Bio Board of Directors may set apart out of any of the funds of Boundless Bio available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends,

Serapha shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of Serapha (other than dividends on shares of Serapha Common Stock payable in shares of Serapha Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Serapha Charter) the holders of Serapha Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Serapha Preferred Stock in an amount calculated in accordance with the Serapha Charter.

Boundless Bio	Serapha
repairing or maintaining any property of Boundless Bio, and meeting contingencies.

Exclusive Forum

Unless Boundless Bio consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of Boundless Bio, (ii) any Proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of Boundless Bio to Boundless Bio or to Boundless Bio’s stockholders, (iii) any Proceeding arising pursuant to any provision of the DGCL, the Boundless Bio Charter or the Boundless Bio Bylaws or (iv) any Proceeding asserting a claim against Boundless Bio governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article, to the extent permitted by applicable law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in any security of Boundless Bio shall be deemed to have notice of and consented to this provision.	Unless Serapha consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Serapha, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Serapha to Serapha or Serapha’s stockholders, (iii) any action asserting a claim against Serapha, its directors, officers or employees arising pursuant to any provision of the DGCL or Serapha’s Charter or Serapha’s Bylaws or (iv) any action asserting a claim against Serapha, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of Serapha, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Registration Rights

Certain holders of shares of Boundless Bio’s outstanding common stock have registration rights that entitle such holders to require Boundless Bio to register their shares for resale under the Securities Act, subject to certain exceptions. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. In connection with the Merger, Boundless Bio, Serapha and the investors participating in the Serapha Pre-Closing Financing will enter into a registration rights agreement at the closing of the Serapha Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to prepare and file a resale registration statement covering the resale of certain shares of Boundless Bio Common Stock within 45 calendar days of the Closing pursuant to Rule 415 and to use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act. The registration rights agreement also provides that the	In addition to those registration rights in connection with the Merger, under the Serapha IRA, certain holders of Serapha Capital Stock that are party to the Serapha IRA have certain registration rights, including the right to demand that Serapha file a registration statement, so-called “demand” registration rights, or request that their shares be covered by a registration statement that Serapha is otherwise filing, so-called “piggyback” registration rights. The registration rights granted under the Serapha IRA will terminate, with respect to a holder, upon the earliest to occur of: (i) the closing of a Deemed Liquidation Event (as such term is defined in the Serapha Charter), (ii) such time after Serapha’s initial public offering or direct listing when such holder, together with its affiliates, holds less than 1% of the outstanding Serapha Capital Stock and may immediately sell all of its registrable securities under Rule 144 of the Securities Act, or a similar exemption, without limitation during a three-month period without registration, (iii) the fifth anniversary

Boundless Bio	Serapha
Combined Company will pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities.	of Serapha’s initial public offering or direct listing, or (iv) the closing of a Reverse Merger Transaction (as such term is defined in the Serapha Charter).

Stock Transfer Restrictions Applicable to Stockholders

Shares of Boundless Bio Common Stock are transferable in the manner prescribed by law and the Boundless Bio Bylaws.

No holder of any of the shares of stock of Serapha may transfer any of the shares of Serapha or any right or interest therein, without the prior written consent of Serapha, upon duly authorized action of the Serapha Board of Directors. Serapha may withhold consent for any legitimate corporate purpose, as determined by the Serapha Board of Directors.

The restriction on transfers set forth in the Serapha Bylaws will terminate upon the date securities of Serapha are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act.

PRINCIPAL STOCKHOLDERS OF BOUNDLESS BIO

The following table sets forth certain information with respect to the beneficial ownership of Boundless Bio Common Stock at September 30, 2026 for (1) each person, or group of affiliated persons, known to Boundless Bio to be the beneficial owner of more than 5% of its common stock, (2) each of Boundless Bio’s directors, (3) each of Boundless Bio’s named executive officers, and (4) all of Boundless Bio’s current directors and executive officers as a group. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Boundless Bio, Inc., 11099 North Torrey Pines Road, Suite 150, La Jolla, California 92037.

Boundless Bio has determined beneficial ownership in accordance with applicable SEC rules, and the information reflected in the table below is not necessarily indicative of beneficial ownership for any other purpose. Under applicable SEC rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days after the date set forth in the paragraph above through the exercise of any option, warrant, or right, or through the conversion of any convertible security. Except as indicated in the footnotes to the table below, Boundless Bio believes, based on information furnished to it and on SEC filings, that the persons named in the table below have sole voting and sole investment power with respect to all shares of common stock indicated as beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 23,108,935 shares of common stock outstanding as of September 30, 2026. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, Boundless Bio deemed to be outstanding all shares of common stock subject to options, warrants, rights, or convertible securities held by that person that are currently exercisable or convertible or will be exercisable or convertible within 60 days of September 30, 2026. Boundless Bio did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	SHARES BENEFICIALLY OWNED
BENEFICIAL OWNER	NUMBER	PERCENTAGE
5% or Greater Stockholders
Entities and individual affiliated with Tang Capital(1)	2,840,635	12.3%
Entities and individuals affiliated with ARCH Venture Partners (2)	2,694,095	11.7%
Entities and individuals affiliated with Fidelity (3)	2,684,022	11.6%
Entities and individual affiliated with ADAR1 Capital Management, LLC (4)	1,968,216	8.5%
Bayer HealthCare LLC (5)	1,615,201	7.0%
Named Executive Officers and Directors
Zachary D. Hornby (6)	2,426,857	9.7%
Robert Doebele, M.D., Ph.D. (7)	410,000	1.7%
Christian Hassig, Ph.D. (8)	681,923	2.9%
Jonathan E. Lim, M.D. (9)	786,845	3.4%
James Christensen, Ph.D. (10)	102,756	*
Jennifer Lew (11)	102,756	*
Nancy Whiting, Pharm.D. (12)	102,756	*
All current executive officers and directors as a group (six persons) (13)	1,916,042	7.9%

*	Less than 1%.

(1)

Tang Capital Partners, LP (“TCP”) has shared voting and dispositive power over 655,170 shares of common stock, Tang Capital Partners International, LP (“TCPI”) has shared voting and dispositive power over

887,715 shares of common stock, Tang Capital Partners III, Inc. (“TCP3”) has shared voting and dispositive power over 655,161 shares of common stock, and Tang Capital Partners IV, Inc. (“TCP4”) has shared voting and dispositive power over 642,589 shares of common stock. Tang Capital Management, LLC (“TCM”) is the general partner of TCP and TCPI and shares voting and dispositive power over shares of common stock held by TCP and TCPI. Kevin Tang is the sole manager of TCM and the sole director and Chief Executive Officer of TCP3 and TCP4 and shares voting and dispositive power over shares of common stock held by TCP, TCPI, TCP3 and TCP4. The business address for each of TCM, Kevin Tang, TCP and TCPI is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP3 and TCP4 is 400 S. 4th Street, 3rd Floor, Las Vegas, NV 89101. The information herein is based on the information in the Schedule 13G filed by TCM, Kevin Tang, TCP, TCPI, TCP3 and TCP4 with the SEC on June 29, 2026 and the Form 4 filed by TCM and Kevin Tang on August 28, 2026.
(2)

Consists of 683,759 shares of common stock held by ARCH Venture Fund IX, L.P. (“ARCH IX”), 828,570 shares of common stock held by ARCH Venture Fund IX Overage, L.P. (“ARCH IX Overage”), and 1,181,766 shares of common stock held by ARCH Venture Fund X Overage, L.P. (“ARCH X Overage”). ARCH Venture Partners IX, L.P. (“AVP IX LP”) is the sole general partner of ARCH IX. ARCH Venture Partners IX Overage, L.P. (“AVP IX Overage LP”) is the sole general partner of ARCH IX Overage. ARCH Venture Partners IX, LLC (“AVP IX LLC”) is the sole general partner of each of AVP IX LP and AVP IX Overage LP. Keith Crandell, Robert Nelsen and Clinton Bybee are managing directors of AVP IX LLC (the “AVP IX MDs”). AVP IX LP and AVP IX Overage LP may be deemed to beneficially own the shares held by ARCH IX and ARCH IX Overage, respectively, AVP IX LLC may be deemed to beneficially own the shares held by ARCH IX and ARCH IX Overage, and each of the AVP IX MDs may be deemed to share the power to direct the disposition and vote of the shares held by ARCH IX and ARCH IX Overage. AVP IX LP, AVP IX Overage LP, AVP IX LLC, and the AVP IX MDs each disclaim beneficial ownership except to the extent of any pecuniary interest therein, if any. ARCH Venture Partners X Overage, L.P. (“AVP X Overage LP”) is the sole general partner of ARCH X Overage. ARCH Venture Partners X, LLC (“AVP X LLC”) is the sole general partner of AVP X Overage LP. Keith Crandell, Robert Nelsen, Kristina Burow and Steven Gillis are members of the investment committee of AVP X LLC (the “AVP X Committee Members”). AVP X Overage LP may be deemed to beneficially own the shares held by ARCH X Overage, AVP X LLC may be deemed to beneficially own the shares held by ARCH X Overage, and each of the AVP X Committee Members may be deemed to share the power to direct the disposition and vote of the shares held by ARCH X Overage. AVP X Overage LP, AVP X LLC, and the AVP X Committee Members each disclaim beneficial ownership except to the extent of any pecuniary interest therein, if any. The foregoing ARCH entities and persons are referred to collectively as the “ARCH Persons.” The business address of each ARCH Person is 8755 W. Higgins Road, Suite 1025, Chicago, Illinois 60631. The information herein is based on information in the Schedule 13D filed by the ARCH Persons with the SEC on October 29, 2024 and the Form 4 filed by the ARCH Persons with the SEC on July 7, 2026.

(3)

These shares are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies, including the following subsidiaries of FMR LLC, the parent holding company: Fidelity Institutional Asset Management Trust Company (a bank); Fidelity Management & Research Company LLC (an investment advisor); and Fidelity Management Trust Company (a bank). Members of the Johnson family, including Abigail P. Johnson, a Director, the Chairman, and the Chief Executive Officer of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. FMR LLC has sole voting power with respect to 2,681,049 shares of Boundless Bio Common Stock, and sole dispositive power with respect to 2,684,022 shares of Boundless Bio Common Stock. One or more other persons are known to FMR LLC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Boundless Bio Common Stock. The interest of Fidelity Growth Company

Commingled Pool in such shares of Boundless Bio Common Stock amounts to 1,237,265 shares. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210. The information herein is based on the information in Amendment No. 1 to Schedule 13G filed by FMR LLC and Ms. Johnson with the SEC on February 5, 2026.
(4)

Represents shares owned directly by private investment funds managed by ADAR1 Capital Management, LLC. Such securities may be deemed to be indirectly beneficially owned by ADAR1 Capital Management, LLC and Daniel Schneeberger, the sole manager of ADAR1 Capital Management, LLC. The business address of each of ADAR1 Capital Management, LLC and Mr. Schneeberger is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738. The information herein is based on information in the Schedule 13G filed by ADAR1 Capital Management, LLC and Mr. Schneeberger with the SEC on August 14, 2026.

(5)

Bayer HealthCare LLC (“BHC”) is the direct beneficial owner of these shares. BHC is controlled by Bayer US Holding LP (“BUSH LP”). Bayer World Investments B.V. (“BWI”) is the general partner of BUSH LP. BWI is an indirect, wholly owned subsidiary of Bayer Aktiengesellschaft (“Bayer AG”). Bayer AG may be deemed to be an indirect beneficial owner of the shares beneficially owned directly by BHC. BHC, BUSH LP, BWI, and Bayer AG share voting and dispositive power over the shares beneficially owned directly by BHC. The business address for BHC and BUSH LP is 100 Bayer Boulevard, Whippany, New Jersey 07981. The business address for BWI is Siriusdreef 36, 2132 WT Hoofddorp, The Netherlands. The business address for Bayer AG is Kaiser-Wilhelm-Allee 1, 51368 Leverkusen, Germany. The information herein is based on information in the Schedule 13G filed by BHC, BUSH LP, BWI, and Bayer AG with the SEC on April 9, 2024.

(6)

Consists of (i) 556,410 shares of common stock and (ii) 1,870,447 shares of common stock underlying options that are exercisable as of September 30, 2026, or that will become exercisable within 60 days after such date. Mr. Hornby ceased being an officer and director of Boundless Bio effective July 1, 2026.

(7)

Consists of 410,000 shares of common stock underlying options that are exercisable as of September 30, 2026, or that will become exercisable within 60 days after such date. Dr. Doebele ceased being an officer of Boundless Bio effective July 1, 2026.

(8)

Consists of (i) 25,641 shares of common stock and (ii) 656,282 shares of common stock underlying options that are exercisable as of September 30, 2026, or that will become exercisable within 60 days after such date. Dr. Hassig ceased being an officer of Boundless Bio effective July 1, 2026.

(9)

Consists of (i) 102,564 shares of common stock held by a family trust of Dr. Lim, for which he and his spouse are co-trustees and share voting and dispositive power over the securities held by the trust, (ii) 550,915 shares of common stock held by City Hill, LLC for which Dr. Lim serves as the managing partner and exercises voting and dispositive control over the securities held by City Hill, and (iii) 133,366 shares of common stock underlying options that are exercisable as of September 30, 2026, or that will become exercisable within 60 days after such date. Dr. Lim disclaims beneficial ownership of the shares held by City Hill, except to the extent of any pecuniary interest therein.

(10)	Consists of 102,756 shares of common stock underlying options that are exercisable as of September 30, 2026, or that will become exercisable within 60 days after such date.
(11)	Consists of 102,756 shares of common stock underlying options that are exercisable as of September 30, 2026, or that will become exercisable within 60 days after such date.
(12)	Consists of 102,756 shares of common stock underlying options that are exercisable as of September 30, 2026, or that will become exercisable within 60 days after such date.
(13)

Consists of the shares described in footnotes 9 through 12, as well as (i) 501,669 shares of common stock underlying options held by Jessica Oien, J.D. that are exercisable as of September 30, 2026, or that will become exercisable within 60 days after such date, and (ii) 100 shares of common stock held by David Hinkle and 319,160 shares of common stock underlying options held by Mr. Hinkle that are exercisable as of September 30, 2026, or that will become exercisable within 60 days after such date.

PRINCIPAL STOCKHOLDERS OF SERAPHA

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split.

The following table sets forth information known to Serapha regarding beneficial ownership of Serapha Common Stock on an as-converted to Serapha Common Stock basis as of October 1, 2026 for:

•	each of Serapha’s directors;

•	each of Serapha’s executive officers;

•	all of Serapha’s directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by Serapha to beneficially own greater than 5% of Serapha Common Stock.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to Serapha’s securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of the date of this table. Shares of Serapha Common Stock that an individual has the right to acquire within 60 days of the date of this table are deemed to be outstanding and beneficially owned by the individual for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To Serapha’s knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned. The percentage of beneficial ownership shown prior to the Merger and Serapha Pre-Closing Financing in the table below is based on 36,768,708 shares of Serapha Common Stock deemed to be outstanding as of the date of this table, assuming the conversion of all outstanding shares of Serapha Preferred Stock into shares of Serapha Common Stock. The following table does not reflect any shares of Serapha Common Stock or Serapha Pre-Funded Warrants that such holders have agreed to purchase in the Serapha Pre-Closing Financing.

Unless otherwise indicated, the address for each beneficial owner is c/o Serapha Bio, Inc., 40 10th Avenue, Floor 7, New York, NY 10014.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES OUTSTANDING BENEFICIALLY OWNED
5% or Greater Stockholders
Entities affiliated with RTW Investments, LP(1)	10,767,111	29.3%
Entities affiliated with RA Capital Management(2)	9,862,867	26.8%
Entities affiliated with Janus Henderson Investors US LLC(3)	4,000,266	10.9%
YolTech Therapeutics Co., Ltd.(4)	4,040,068	9.9%
Entities affiliated with Decheng Capital(5)	3,333,555	9.1%
Entities affiliated with Vivo Capital(6)	2,000,133	5.4%
Named Directors and Executive Officers
Kenneth Mills	—	—
Daphne Karydas	—	—
Piratip Pratumsuwan	—	—
Paul Lu	—	—
Laura Tadvalkar	—	—
Matthew Hammond	—	—
Victor Tong	—	—
All executive officers and directors as a group (7 persons)	—	—

(1)

Consists of 4,100,000 shares of Serapha Common Stock and 6,667,111 shares of Serapha Preferred Stock held by RTW Holdings X, LLC (“RTW Holdings X”). RTW Fund Group GP, LLC (“RTW Fund Group”), in its capacity as the manager of RTW Holdings X, has the power to vote and the power to direct the disposition of the shares held by RTW Holdings X. Accordingly, RTW Fund Group may be deemed to be the beneficial owner of such securities. Roderick Wong, M.D., as the Managing Member of RTW Fund Group, has the power to direct the vote and disposition of the securities held by RTW Holdings X, and Peter Fong is a Member of RTW Fund Group. Each of Dr. Wong and Mr. Fong disclaims beneficial ownership of the shares held by RTW Holdings X, except to the extent of his respective pecuniary interest therein. RTW Holdings X is an affiliate of Piratip Pratumsuwan and Paul Lu, each a Serapha director. The address and principal office of RTW Fund Group GP, LLC is 40 10th Avenue, Floor 7, New York, NY 10014, and the address of each of Dr. Wong, Mr. Fong and RTW Holdings X is c/o RTW Fund Group GP, LLC, 40 10th Avenue, Floor 7, New York, NY 10014.

(2)

Consists of 1,862,334 shares of Serapha Common Stock and 8,000,533 shares of Serapha Preferred Stock held by entities affiliated with RA Capital Management, L.P. RA Capital Management, L.P., is the investment manager for RA Capital Nexus Fund IV, L.P., and RA Capital Healthcare Fund, L.P. Peter Kolchinsky, Ph.D. and Rajeev Shah are the managing members of RA Capital Management GP, LLC. Each of Dr. Kolchinsky and Mr. Shah disclaims beneficial ownership of the securities held by RA Capital Nexus Fund IV, L.P., and RA Capital Healthcare Fund, L.P., except to the extent of any pecuniary interest therein, if any. RA Capital Management, L.P. is an affiliate of Laura Tadvalkar and Matthew Hammond, each a Serapha director. The address of RA Capital Nexus Fund IV, L.P., and RA Capital Healthcare Fund, L.P., is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(3)

Consists of 4,000,266 shares of Serapha Preferred Stock held by Janus Henderson Biotech Innovation Master Fund Limited (“Janus Master Fund”). Such shares may be deemed to be beneficially owned by Janus Henderson Investors US LLC (“Janus”), an investment adviser registered under the Investment Advisers

Act of 1940, as amended, who acts as investment adviser for Janus Master Fund and has the ability to make decisions with respect to the voting and disposition of the shares subject to the oversight of the board of directors of Janus Master Fund. Under the terms of its management contract with Janus Master Fund, Janus has overall responsibility for directing the investments of Janus Master Fund in accordance with the investment objective, policies, and limitations. Janus Master Fund has one or more portfolio managers appointed by and serving at the pleasure of Janus whom make decisions with respect to the disposition of the shares. The portfolio managers for Janus Master Fund are Andrew Acker, Daniel S. Lyons and Agustin Mohedas. The business address of each of the aforementioned parties is c/o Janus Henderson Investors US LLC, 151 Detroit Street, Denver, Colorado 80206.
(4)

Consists of 4,040,068 shares of Serapha Common Stock issuable upon conversion of 4,040,068 shares of Serapha Series A-1 Preferred Stock issuable upon the exercise of the YolTech Warrant held by Shanghai Yaotang Biotechnology Co., Ltd. (also known as YolTech Therapeutics Co., Ltd.) (“YolTech”). Excludes 7,648,387 shares of Serapha Common Stock issuable upon conversion of 7,648,387 shares of Serapha Series A-1 Preferred Stock issuable upon the exercise of the YolTech Warrant held by YolTech. The YolTech Warrant is subject to a beneficial ownership limitation of 9.9%. The YolTech Warrant was issued to YolTech on June 12, 2026 in connection with the YolTech License Agreement and entitles YolTech to acquire a number of shares of Serapha Series A-1 Preferred Stock representing approximately 19.9% of Serapha’s fully-diluted capitalization measured immediately following the Series A Financing, subject to anti-dilution adjustments during the anti-dilution period specified in the YolTech Warrant, including a true-up in connection with the Merger pursuant to which the number of shares issuable upon exercise of the YolTech Warrant will be adjusted such that, after giving effect to the Merger and the application of the Exchange Ratio, those shares represent 19.53% of the fully-diluted capitalization of the Combined Company. The address of YolTech is Room 605, Building 5, No. 799 Dangui Road, China (Shanghai) Pilot Free Trade Zone, Pudong New Area, Shanghai 201203, the People’s Republic of China.

(5)

Consists of (i) 3,006,255 shares of Serapha Preferred Stock held by Decheng Capital Global Life Sciences Fund V, L.P. (“Decheng Fund V”), (ii) 196,380 shares of Serapha Preferred Stock held by Decheng Capital Global Life Sciences Fund V-A, L.P. (“Decheng Fund V-A”) and (iii) 130,920 shares of Serapha Preferred Stock held by Decheng Capital Global Life Sciences Fund V-B, L.P. (“Decheng Fund V-B”). Decheng Capital Management V (Cayman), LLC (“Decheng GP V”) is the sole general partner of each of Decheng Fund V, Decheng Fund V-A and Decheng Fund V-B. Dr. Xiangmin Cui is the manager of Decheng GP V. Decheng Capital is an affiliate of Victor Tong, a Serapha director. The address of the entities affiliated with Decheng Capital is 3000 Sand Hill Road, Building 2, Suite 110, Menlo Park, CA 94025.

(6)

Consists of (i) 1,211,091 shares of Serapha Preferred Stock held by Vivo Opportunity Fund Holdings, L.P. (“Vivo Opportunity Fund”), (ii) 122,331 shares of Serapha Preferred Stock held by Vivo Opportunity Cayman Fund, L.P. (“Vivo Cayman Fund”) and (iii) 666,711 shares of Serapha Preferred Stock held by Vivo Innovation Fund II Holdings, L.P. (“Vivo Innovation Fund” and together with Vivo Opportunity Fund and Vivo Cayman Fund, the “Vivo Funds”). Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund. Vivo Opportunity Cayman, LLC is the general partner of Vivo Cayman Fund. Vivo Innovation II, LLC is the general partner of Vivo Innovation Fund. The voting members of each of Vivo Opportunity, LLC, Vivo Opportunity Cayman, LLC and Vivo Innovation II, LLC are Kevin Dai, Gaurav Aggarwal, Frank Kung and Shan Fu, none of whom has individual voting or investment power with respect to the shares held by Vivo Opportunity Fund, Vivo Cayman Fund or Vivo Innovation Fund. The address of the individuals and entities referenced in this footnote is 192 Lytton Avenue, Palo Alto, California 94301.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed Nasdaq Reverse Split.

The following table sets forth certain information regarding beneficial ownership of the Combined Company common stock immediately after consummation of the Merger, assuming the consummation of the Merger occurred on    , 2026, for:

•	each person or group of affiliated persons who is expected by Boundless Bio and Serapha to be the beneficial owner of more than 5% of the Combined Company common stock;

•	each person expected to be a director of the Combined Company;

•	each person expected to be a named executive officer of the Combined Company; and

•	all of the Combined Company’s expected directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to the Combined Company’s securities. Under such rules, beneficial ownership includes any shares over which the individual or entity has sole or shared voting power or investment power as well as any shares that the individual or entity has the right to acquire within 60 days of    , 2026. Shares of the Combined Company common stock that an individual or entity has the right to acquire within 60 days of     , 2026 are deemed to be outstanding and beneficially owned by the individual or entity for the purpose of computing the percentage ownership of that individual or entity, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To Boundless Bio’s and Serapha’s knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

The table lists applicable percentage ownership based on     shares of Combined Company common stock expected to be outstanding upon consummation of the Merger, after giving effect to the anticipated Serapha Pre-Closing Financing and prior to giving effect to the anticipated Nasdaq Reverse Split. The number of shares beneficially owned includes shares of Combined Company common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options, warrants and pre-funded warrants. These stock options, warrants and pre-funded warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Combined Company common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Combined Company common stock expected to be owned by any other person.

Immediately after the Merger, Boundless Bio securityholders as of immediately prior to the Merger are expected to own approximately 3.8% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), and former holders of Serapha securities are expected to own approximately 96.2% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, the Boundless Bio Net Cash as of Closing being equal to $0. Boundless Bio management currently anticipates that the Boundless Bio Net Cash as of Closing will be approximately $0, after giving effect to the Boundless Bio Pre-Closing Dividend, which is expected to be approximately $44 million to $48 million, and the currently estimated ownership percentages reflect this projection. There can be no assurances that any of these assumptions will be accurate at Closing when the final Exchange Ratio is determined. The table below assumes that, based on Boundless Bio’s and Serapha’s capitalization as of October 1, 2026, the Exchange Ratio is estimated to be equal to approximately 8.6737 shares of Boundless Bio Common Stock for each share of Serapha Common Stock, prior to giving effect to the anticipated Nasdaq Reverse Split. The estimated Exchange Ratio was derived on a fully-diluted basis as of    , 2026, using a stipulated value of Serapha of approximately $    million and of Boundless Bio of approximately $    million, assuming that the Boundless Bio Net Cash is $0 as of Closing. The final Exchange Ratio is subject to adjustment prior to Closing based upon the Boundless Bio Net Cash at Closing and the aggregate proceeds from the sale of Serapha Common Stock and Serapha Pre-Funded Warrants in the Serapha Pre-Closing Financing.

Unless otherwise indicated, the address for each beneficial owner is c/o Serapha Bio, Inc., 40 10th Avenue, Floor 7, New York, NY 10014.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES OUTSTANDING BENEFICIALLY OWNED
5% or Greater Stockholders
%
Named Directors and Executive Officers
All executive officers and directors as a group ( persons)

*	Less than 1%.

LEGAL MATTERS

Latham & Watkins LLP, Costa Mesa, California, will pass upon the validity of the securities offered by this proxy statement/prospectus.

EXPERTS

The financial statements of Boundless Bio, Inc. as of December 31, 2025 and 2024, and for each of the years in the two-year period ended December 31, 2025, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Serapha Bio, Inc. as of June 30, 2026 and for the period from April 2, 2026 (inception) to June 30, 2026, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Boundless Bio is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Boundless Bio’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Boundless Bio also makes available free of charge on or through its website at www.boundlessbio.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Boundless Bio electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Boundless Bio are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on or accessible from those websites is not part of this proxy statement/prospectus.

Boundless Bio has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Boundless Bio Common Stock to be issued to Serapha stockholders in the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Boundless Bio, as well as a proxy statement of Boundless Bio for its special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Boundless Bio and Boundless Bio Common Stock.

Boundless Bio has supplied all information contained in this proxy statement/prospectus relating to Boundless Bio and Serapha has supplied all information contained in this proxy statement/prospectus relating to Serapha.

If you would like to request documents from Boundless Bio or Serapha, please send a request in writing or by telephone to either Boundless Bio or Serapha at the following addresses:

Boundless Bio, Inc.	Serapha Bio, Inc.
11099 North Torrey Pines Road, Suite 150	40 10th Avenue
La Jolla, CA 92037	Floor 7
Attn: Corporate Secretary	New York, NY 10014
Tel: (858) 766-9912	Tel:
Email: legal@boundlessbio.com	Email: info@seraphabio.com

Boundless Bio has filed its Annual Report on Form 10-K for the year ended December 31, 2025 with the SEC. It is available free of charge at the SEC’s web site at www.sec.gov. Upon written request by a Boundless Bio stockholder, Boundless Bio will mail without charge a copy of its Annual Report on Form 10-K, including the financial statements, but excluding exhibits to the Annual Report on Form 10-K. Exhibits to the Annual Report on Form 10-K are available upon payment of a reasonable fee, which is limited to Boundless Bio’s expenses in furnishing the requested exhibit. All requests should be directed to Boundless Bio’s Corporate Secretary, 11099 North Torrey Pines Road, Suite 150, La Jolla, CA 92037.

If you are a Boundless Bio stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact Boundless Bio’s proxy solicitor, MacKenzie Partners, Inc., at the following address, telephone number or email address:

MacKenzie Partners, Inc.

7 Penn Plaza, Suite 503

New York, NY 10001

Banks and Brokers call: +1 (212) 929-5500

All others call toll free (U.S. only): +1 (800) 322-2885

Email: proxy@mackenziepartners.com

OTHER MATTERS

Stockholders who intend to have a proposal considered for inclusion in Boundless Bio’s proxy materials for presentation at next year’s annual meeting of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (“Exchange Act”), must submit the proposal to Boundless Bio’s corporate secretary at its principal executive offices in writing not later than December 30, 2026, which is 120 days prior to the one-year anniversary of the date its proxy statement for its 2026 annual meeting was released to stockholders. However, if the date of next year’s annual meeting of stockholders is changed by more than 30 days from the anniversary of its 2026 annual meeting of stockholders, then the deadline for such proposals will be a reasonable time before Boundless Bio begins to print and send its proxy materials. These proposals must comply with the requirements as to form and substance established by the SEC in Rule 14a-8 of the Exchange Act for such proposals in order to be included in the proxy statement.

Stockholders intending to present a proposal at next year’s annual meeting of stockholders, but not to include the proposal in Boundless Bio’s proxy statement, or to nominate a person for election as a director, must comply with the requirements set forth in the Boundless Bio Bylaws, which require, among other things, that its corporate secretary receive written notice from the stockholder of record of their intent to present such proposal or nomination not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the anniversary of the preceding year’s annual meeting. Therefore, Boundless Bio must receive notice of such a proposal or nomination for next year’s annual meeting of stockholders no earlier than the close of business on February 15, 2027 and no later than the close of business on March 17, 2027. The notice must contain the information required by the Boundless Bio Bylaws, a copy of which is available upon written request to its corporate secretary. In the event that the date of next year’s annual meeting of stockholders is more than 30 days before or more than 60 days after the one-year anniversary of its 2026 annual meeting of stockholders, then its corporate secretary must receive such written notice not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to next year’s annual meeting of stockholders or, if later, the close of business on the 10th day following the day on which public disclosure of the date of such annual meeting is first made by Boundless Bio. SEC rules permit management to vote proxies in its discretion in certain cases if the stockholder does not comply with this deadline and, in certain other cases, notwithstanding the stockholder’s compliance with this deadline. Stockholders are advised to review the Boundless Bio Bylaws, which also specify requirements as to the form and content of a stockholder’s notice.

In addition to satisfying the foregoing requirements under the Boundless Bio Bylaws, including with respect to the deadline for notices disclosed above, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Boundless Bio’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

Boundless Bio intends to file a proxy statement and WHITE proxy card with the SEC in connection with the solicitation of proxies for next year’s annual meeting of stockholders. It reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements.

Boundless Bio’s principal executive offices are located at 11099 North Torrey Pines Road, Suite 150, La Jolla, CA 92037.

If a stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, Boundless Bio may exercise discretionary voting authority under proxies that it solicits to vote in accordance with its best judgment on any such stockholder proposal or nomination.

Communication with the Boundless Bio Board of Directors

The Boundless Bio Board of Directors will give appropriate attention to written communications that are submitted by stockholders and will respond if and as appropriate. Its corporate secretary is primarily responsible for reviewing such communications from stockholders and for providing copies or summaries to the directors as she considers appropriate. Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that Boundless Bio’s corporate secretary and chairman of the Boundless Bio Board of Directors consider to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances, and matters as to which Boundless Bio tends to receive repetitive or duplicative communications. Stockholders who wish to send communications on any topic to the Boundless Bio Board of Directors should address such communications to the Boundless Bio Board of Directors in writing: Boundless Bio, Inc., Attention: Corporate Secretary, 11099 North Torrey Pines Road, Suite 150, La Jolla, CA 92037.

Householding

Boundless Bio has adopted an SEC-approved procedure called “householding.” This procedure potentially means extra convenience for stockholders and cost savings for companies. Under this procedure, Boundless Bio sends only one copy of proxy materials to stockholders of record who share the same address and last name, unless one of those stockholders notifies Boundless Bio that the stockholder would like a separate copy of such documents. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of the proxy materials from the other stockholder(s) sharing your address, please direct your written request to Boundless Bio’s transfer agent, Computershare Trust Company, N.A., at P.O. Box 43078, Providence, RI 02940-3078, or contact the transfer agent by phone at 800-736-3001. Boundless Bio undertakes to deliver promptly, upon any such oral or written request, a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of these documents was delivered. Similarly, if stockholders of record sharing the same address are receiving multiple copies of the proxy materials and such stockholders would like a single copy to be delivered to them in the future, such stockholders may make such a request by contacting Boundless Bio by the means described above.

If you wish to update your participation in householding and you are a beneficial owner who holds shares in “street name” with a broker, bank, or similar organization, you may contact your broker, bank, or other organization.

INDEX TO FINANCIAL STATEMENTS

BOUNDLESS BIO, INC.

Audited Financial Statements as of and for the Years ended December 31, 2025 and 2024:

Unaudited Condensed Financial Statements as of and for the six months ended June 30, 2026 and 2025:

SERAPHA BIO, INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Boundless Bio, Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Boundless Bio, Inc. (the Company) as of December 31, 2025 and 2024, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2020.
San Diego, California
March 9, 2026

Boundless Bio, Inc.
Balance Sheets
(in thousands, except par value data)

	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$17,868	$26,587
Short-term investments	89,713	125,527
Prepaid expenses and other current assets	2,030	2,276

Total current assets	109,611	154,390
Property and equipment, net	3,216	4,321
Right-of-use asset, net	43,659	47,039
Restricted cash	560	560
Other assets	13	99

Total assets	$157,059	$206,409

Liabilities and stockholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$6,727	$5,354
Accrued compensation	2,643	2,781
Lease liabilities, current portion	3,167	—

Total current liabilities	12,537	8,135
Lease liabilities, non-current	45,868	47,632

Total liabilities	58,405	55,767
Commitments and contingencies (Note 8)
Stockholders’ equity:
Preferred stock, $0.0001 par value; 70,000 shares authorized and no shares issued and outstanding as of December 31, 2025 and December 31, 2024	—	—
Common stock, $0.0001 par value; 700,000 shares authorized, 22,407 shares issued and outstanding as of December 31, 2025; 700,000 shares authorized, 22,300 shares issued and outstanding as of December 31, 2024	2	2
Additional paid-in-capital	358,257	351,991
Accumulated other comprehensive income	64	121
Accumulated deficit	(259,669)	(201,472)

Total stockholders’ equity	98,654	150,642

Total liabilities and stockholders’ equity	$157,059	$206,409

The accompanying notes are an integral part of these financial statements.

Boundless Bio, Inc.
Statements of Operations and Comprehensive Loss
(in thousands, except per share data)

	Year Ended December 31,
	2025	2024
Operating expenses:
Research and development	$44,845	$55,267
General and administrative	18,707	18,000

Total operating expenses	63,552	73,267

Loss from operations	(63,552)	(73,267)
Other income, net:
Interest income	5,357	7,892
Other income (expense), net	(2)	12

Total other income, net	5,355	7,904

Net loss	$(58,197)	$(65,363)

Comprehensive loss:
Net loss	$(58,197)	$(65,363)
Unrealized gain (loss) on short-term investments	(57)	81

Comprehensive loss	$(58,254)	$(65,282)

Net loss per share, basic and diluted	$(2.60)	$(3.85)

Shares used in calculation	22,360	16,984

The accompanying notes are an integral part of these financial statements.

Boundless Bio, Inc.
Statements of Convertible Preferred Stock and Stockholders’ Equity
(in thousands)

	Convertible Preferred Stock		Common Stock		Additional paid-in capital	Accumulated other comprehensive income/ (loss)	Accumulated deficit	Total stockholders’ equity/ (deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2023	287,447	$247,617	1,247	$—	$8,987	$40	$(136,109)	$(127,082)
Issuance of common stock in initial public offering, net of $12,305 in discounts and offering costs	—	$—	6,250	1	87,694	—	$—	87,695
Conversion of convertible preferred stock into common stock upon initial public offering	(287,447)	(247,617)	14,741	1	247,616	—	—	247,617
Vesting of early exercised stock options	—	—	1	—	6	—	—	6
Exercise of stock options	—	—	16	—	62	—	—	62
Issuance of common stock under the Employee Stock Purchase Plan	—	—	45	—	110	—	—	110
Stock-based compensation	—	—	—	—	7,516	—	—	7,516
Unrealized gain on short-term investments	—	—	—	—	—	81	—	81
Net loss	—	—	—	—	—	—	(65,363)	(65,363)

Balance at December 31, 2024	—	$—	22,300	$2	$351,991	$121	$(201,472)	$150,642

Stock-based compensation	—	—	—	—	6,125	—	—	6,125
Issuance of common stock under the Employee Stock Purchase Plan	—	—	107	—	141	—	—	141
Unrealized loss on short-term investments	—	—	—	—	—	(57)	—	(57)
Net loss	—	—	—	—	—	—	(58,197)	(58,197)

Balance at December 31, 2025	—	$—	22,407	$2	$358,257	$64	$(259,669)	$98,654

The accompanying notes are an integral part of these financial statements.

Boundless Bio, Inc.
Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2025	2024
Cash flows from operating activities
Net loss	$(58,197)	$(65,363)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	6,125	7,516
Depreciation and amortization	1,251	1,086
Accretion of investments, net	(2,590)	(5,055)
Non-cash lease expense	3,288	2,551
Other	—	102
Changes in operating assets and liabilities:
Prepaid expenses and other assets	332	(302)
Accounts payable and accrued liabilities	1,634	775
Operating lease liabilities	1,496	(2,151)

Net cash used in operating activities	(46,661)	(60,841)

Cash flows from investing activities
Purchases of investments	(174,897)	(208,465)
Maturities of investments	213,244	184,900
Purchases of property and equipment	(546)	(2,536)

Net cash provided by (used in) investing activities	37,801	(26,101)

Cash flows from financing activities
Proceeds from the issuance of common stock from initial public offering, net of discounts	—	93,000
Payments of common stock offering costs	—	(3,349)
Proceeds from the exercise of stock options	—	62
Proceeds from issuance of common stock under the Employee Stock Purchase Plan	141	110

Net cash provided by financing activities	141	89,823

Net increase (decrease) in cash, cash equivalents, and restricted cash	(8,719)	2,881
Cash, cash equivalents, and restricted cash at beginning of year	27,147	24,266

Cash, cash equivalents, and restricted cash at end of year	$18,428	$27,147

Components of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$17,868	$26,587
Restricted cash	560	560

Cash, cash equivalents, and restricted cash at end of year	$18,428	$27,147

Non-cash investing and financing activities
Change in unpaid common stock issuance costs	$—	$(197)

Addition to right-of-use assets obtained in exchange for lease obligation	$—	$47,588

Decrease to right-of-use assets due to remeasurement of lease obligation	$(92)	$—

Vesting of early exercised stock options	$—	$6

Unpaid property and equipment purchases	$—	$400

The accompanying notes are an integral part of these financial statements.

Boundless Bio, Inc.
Notes to Financial Statements

1.	Organization and Basis of Presentation
Description of Business
Boundless Bio, Inc. (the Company) is a clinical-stage oncology company dedicated to unlocking a new paradigm in cancer therapeutics that addresses the significant unmet need in patients with oncogene amplified tumors by interrogating extrachromosomal DNA (ecDNA), a root cause of oncogene amplification observed in 14 to 17% of cancer patients. The Company has been focused on identifying targets essential for ecDNA functionality in oncogene amplified cancer cells, then designing and developing small molecule drugs called ecDNA-directed therapeutic candidates (ecDTx) to inhibit those targets, with the aim to prevent cancer cells from using chromosomal instability and ecDNA amplification biology to grow, adapt, and become resistant to existing therapies. The Company’s mission is to be the foremost biopharma company interrogating ecDNA biology to deliver transformative therapies that improve and extend the lives of patients with previously intractable oncogene amplified cancers. The Company’s lead ecDTx, BBI-940, is in early clinical development in patients with estrogen receptor positive and human epidermal growth factor receptor 2 negative, or ER+/HER2-, breast cancer who have progressed following treatment with a cyclin-dependent kinase 4 and/or 6 inhibitor, or CDK4/6 inhibitor, plus endocrine therapy, as well as patients with triple-negative breast cancer luminal androgen receptor subtype, or TNBC-LAR. The Company was incorporated in the state of Delaware on April 10, 2018 and is headquartered in San Diego, California.
Initial Public Offering
On April 2, 2024, the Company completed its initial public offering (IPO), issuing 6,250,000 shares of its common stock at a public offering price of $16.00 per share, resulting in net proceeds of approximately $87.7 million, after deducting underwriting discounts, commissions, and other offering expenses. Immediately prior to the closing of the IPO, all outstanding shares of convertible preferred stock of the Company automatically converted into 14,740,840 shares of its common stock, and no shares of convertible preferred stock remained outstanding thereafter. In connection with the closing of the IPO, on April 2, 2024, the Company amended and restated its certificate of incorporation to authorize 700,000,000 shares of common stock and 70,000,000 shares of undesignated preferred stock, each with a par value of $0.0001 per share.
ATM Offering
On April 1, 2025, the Company entered into an Open Market Sale AgreementSM (the Sales Agreement) with Jefferies LLC (the Agent), under which the Company may, from time to time, sell shares of the Company’s common stock in “at the market” (ATM) offerings through or to the Agent, as sales agent or principal. The shares of common stock will be offered and issued pursuant to the Company’s shelf registration statement on Form S-3 (File No. 333-286302), including the Sales Agreement prospectus contained therein, filed with the Securities and Exchange Commission (SEC) on April 1, 2025 and declared effective by the SEC on April 10, 2025. Pursuant to the Sales Agreement prospectus, the Company may sell shares of its common stock having an aggregate offering price of up to $14.5 million. Sales of the shares of common stock, if any, will be made at prevailing market prices at the time of sale, or as otherwise agreed with the Agent. The Agent will receive a commission from the Company of up to 3.0% of the gross proceeds of any shares of common stock sold under the Sale Agreement. The Company is not obligated to sell, and the Agent is not obligated to buy or sell, any shares of common stock under the Sales Agreement. No assurance can be given that the Company will sell any shares of common stock under the Sales Agreement, or, if it does, as to the price or amount of shares of common stock that it sells or the dates when such sales will take place. The Company did not sell any shares under the Sales Agreement during the year ended December 31, 2025.

Boundless Bio, Inc.

Notes to Financial Statements

Liquidity
Since the Company commenced operations in 2018, it has devoted substantially all of its efforts and resources to organizing and staffing the Company, business planning, raising capital, building its proprietary Spyglass platform, discovering its ecDTx, developing its ecDNA diagnostic, establishing its intellectual property portfolio, conducting research, preclinical studies, and clinical trials, establishing arrangements with third parties for the manufacture of its ecDTx and related raw materials, and providing other general and administrative support for these operations. The Company does not have any products for sale and has not generated any revenue to date. The Company has funded its operations primarily from the sale and issuance of shares of its convertible preferred stock (prior to the IPO) and common stock.
As of December 31, 2025, the Company had cash, cash equivalents, and short-term investments of $107.6 million. The Company believes that its existing cash, cash equivalents, and short-term investments will be sufficient to fund its operations for at least twelve months from the issuance date of the accompanying financial statements.
Since inception, the Company has incurred significant operating losses and negative cash flows from its operations and expects that it will continue to do so into the foreseeable future as it continues its development of, seeks regulatory approval for, and potentially commercializes its ecDTx, utilizes third parties to manufacture its ecDTx and related raw materials, potentially identifies additional development opportunities for its ecDTx, seeks to expand its therapeutic pipeline, and expands and protects its intellectual property. The Company also has substantial payment obligations under a long-term non-cancellable
facility lease. If the Company obtains regulatory approval for any of its ecDTx, it expects to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. The Company does not expect to generate any revenue from product sales until it successfully completes development of and obtains regulatory approval for one or more of its ecDTx, which the Company expects will take several years and may never occur. As of December 31, 2025, the Company had an accumulated deficit of $259.7 million, and, during the year ended December 31, 2025, the Company incurred a net loss of $58.2 million and had negative cash flows from operations of $46.7 million. As the Company continues to pursue its business plan, it will need to acquire a substantial amount of additional funding until such time as it is able to generate significant revenues to fund its research and development activities and operations. Accordingly, the Company expects to finance its cash requirements through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses, and other similar arrangements. There can be no assurance that the Company will be successful in acquiring additional funding or that any additional funding would be sufficient to continue operations in future periods.
Basis of Presentation
The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) promulgated by the Financial Accounting Standards Board (FASB).

2.	Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates and assumptions.

Boundless Bio, Inc.
Notes to Financial Statements

On an ongoing basis, management evaluates its estimates, primarily related to stock-based compensation, the fair value of its investments, accrued research and development costs and, prior to the closing of its IPO, its common stock. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Company’s estimates relating to stock-based compensation expense require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs.
Cash, Cash Equivalents, and Restricted Cash
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include cash in readily available checking and money market accounts.
The balance reflected in these financial statements as restricted cash represents a deposit account pledged as collateral to secure a standby letter of credit required as a security deposit under the Company’s headquarters facility lease. The Company has classified the restricted cash as a noncurrent asset on its balance sheets as of December 31, 2025 and 2024.
Concentration of Credit Risk
Financial instruments, which potentially subject the Company to the concentration of credit risk, consist primarily of cash, cash equivalents, and investments. The Company maintains deposits in federally insured financial institutions which exceeded federally insured limits by $1.4 million as of December 31, 2025. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. The Company’s investment policy includes guidelines for the quality of the related institutions and financial instruments and defines allowable investments that the Company may invest in, which the Company believes minimizes its exposure to concentration of credit risk.
Short-Term Investments
Short-term investments consist of money market funds, U.S. government obligations, corporate debt securities, government agency securities, asset-backed securities, and commercial paper. The Company obtains pricing information from its investment manager and generally determines the fair value of investment securities using standard observable inputs, including reported trades, broker/dealer quotes, and bid and/or offers. The Company classifies its investment securities as available-for-sale, as the sale of such securities may be required prior to maturity. Management determines the appropriate classification of its investments in debt securities at the time of purchase. Investments with original maturities beyond three months at the date of purchase and which mature at, or less than 12 months from, the balance sheet date are classified as short-term investments. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as accumulated other comprehensive income (loss) until realized. The amortized cost of available-for-sale debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.
At each balance sheet date, the Company reviews its available-for-sale debt securities that are in an unrealized loss position to determine whether the unrealized loss or any potential credit losses should be recognized in the statements of operations. For available-for-sale debt securities in an unrealized loss position,

Boundless Bio, Inc.

Notes to Financial Statements

the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through net income (loss).
For available-for-sale securities
that do not meet the above criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the severity of the impairment, any changes in interest rates, changes to the underlying credit ratings and forecasted recovery, among other factors. The credit-related portion of unrealized losses, and any subsequent improvements, are recorded in other income, net through an allowance account. There have been no impairment or credit losses recognized during any of the periods presented.
Fair Value Measurements
Certain assets and liabilities are carried at fair value under US GAAP. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
Level 1—Quoted prices in active markets for identical assets or liabilities.
Level 2—Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.
Cash, cash equivalents, and short-term investments are carried at fair value, determined according to the fair value hierarchy described above. The carrying values of the Company’s prepaid expenses, accounts payable, and accrued expenses approximate their fair value due to the short-term nature of these assets and liabilities. None of the Company’s non-financial assets or liabilities are recorded at fair value on a non-recurring basis.
Deferred Offering Costs and Common Stock Issuance Costs
The Company capitalizes certain legal, professional, accounting, and other third-party costs that are directly attributable to equity financings as deferred offering costs until such financings are consummated. Upon consummation of an equity financing, these costs are recorded as a reduction to additional paid-in capital within stockholders’ equity. In connection with the closing of the Company’s IPO in April 2024, all amounts previously recorded as deferred offering costs were reclassified to additional paid-in capital.
Property and Equipment, Net
Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term.

Boundless Bio, Inc.
Notes to Financial Statements

Repairs and maintenance charges that do not increase the useful life of the assets are charged to operating expenses as incurred.
Impairment of Long-Lived Assets
An impairment loss is recorded if and when events and circumstances indicate that any of the Company’s long-lived assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized any impairment losses in any of the periods presented in these financial statements.
Leases
At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease and whether such a lease should be classified as a financing lease or operating lease based on the unique facts and circumstances present, the existence of an identified asset(s), if any, and the Company’s control over the use of the identified asset(s), if applicable. In 2025 and 2024, the Company leased real estate facilities under non-cancellable operating leases with various expiration dates through fiscal year 2034. As of December 31, 2025, the Company had one operating lease, which expires in 2034. As of December 31, 2025 and 2024, the Company had no financing leases.
Operating leases with a term greater than one year are recognized as right-of-use (ROU) assets and lease liabilities in the accompanying balance sheets. Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company considers the lease term to be the non-cancellable period that it has the right to use the underlying asset, together with any periods where it is reasonably certain it will exercise an option to extend (or not terminate) the lease. The Company does not assume renewals or early terminations unless it is reasonably certain to exercise these options.
Operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term discounted based on (i) the interest rate implicit in the lease if that rate is readily determinable, or if not, (ii) the Company’s incremental borrowing rate (which is the estimated interest rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over a similar term as the lease term and in a similar economic environment). Because the Company’s operating leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the lease commencement date for borrowings with a similar term. The Company’s operating lease ROU assets are measured based on the corresponding operating lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs incurred and (iii) tenant incentives under the lease.
Operating lease costs are recognized on a straight-line basis over the lease term. The Company elected not to allocate consideration between lease and non-lease components. Variable lease payments are recognized in the period in which the obligations for those payments are incurred. In addition, the Company elected not to recognize lease assets or lease liabilities for leases with a term of 12 months or less for all asset classes.
Segment Reporting
Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the chief operating decision-maker (CODM) in making decisions regarding

Boundless Bio, Inc.
Notes to Financial Statements

resource allocation and assessing performance. The Company operates and manages its business as one reporting and one operating segment, which
is the business of designing and developing ecDTx, for which no revenue has been recorded. All of the Company’s long-lived assets are located in the United States. The Company’s CODM is its Chief Executive Officer. For purposes of assessing the Company’s financial performance and making resource allocation decisions, the CODM reviews total expenses, as well as expenses by nature.
Convertible Preferred Stock
The Company’s convertible preferred stock was classified as temporary equity in the accompanying balance sheet as of December 31, 2023 and excluded from stockholders’ equity/(deficit) as the potential redemption of such stock was outside the Company’s control and would have required the redemption of the then-outstanding convertible preferred stock. The convertible preferred stock was not redeemable except for in the event of a liquidation, dissolution, or winding up of the Company. Costs incurred in connection with the issuance of convertible preferred stock were recorded as a reduction of gross proceeds from issuance. The Company did not accrete the carrying values of the convertible preferred stock to the redemption values since the occurrence of these events was not considered probable as of December 31, 2023. Immediately prior to the closing of the IPO on April 2, 2024, the Company’s outstanding convertible preferred stock automatically converted into 14,740,840 shares of common stock. Following the closing of the IPO, no shares of convertible preferred stock were authorized or outstanding.
Research and Development Expenses
Research and development (R&D) expenses are costs incurred by the Company in connection with its discovery and research efforts and the preclinical and clinical development of ecDTx. The Company’s R&D expenses include direct program costs, consisting of expenses incurred under arrangements with third parties, such as contract research organizations, contract manufacturers, consultants and its scientific advisors; and indirect costs, consisting of personnel-related expenses, including salaries, severance, bonuses, benefits, travel, and stock-based compensation expenses, for those individuals involved in R&D efforts, the costs of lab and pharmacology supplies and acquiring, developing, and manufacturing preclinical and clinical study materials, and facilities and depreciation, which include direct and allocated expenses for rent of facilities and depreciation of equipment. R&D costs are expensed as incurred.
The Company records accruals for estimated R&D costs, comprising payments for work performed by third party contractors, labs, and others. Some of these contractors bill monthly based on actual services performed, while others bill periodically based upon achieving certain contractual milestones. For the latter, the Company accrues the expenses as goods or services are used or rendered. Non-refundable advance payments for goods or services that will be used or rendered for future R&D activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed.
General and Administrative Expenses
General and administrative (G&A) expenses consist primarily of personnel-related expenses, including salaries, severance, bonuses, benefits, travel, and stock-based compensation expenses, for employees in executive, accounting and finance, business development, human resources, legal, and other administrative functions. Other significant G&A expenses include allocated facility-related costs, legal fees relating to corporate and intellectual property matters, professional fees for accounting and tax services, consulting fees, and insurance costs. G&A costs are expensed as incurred.
Costs related to filing and pursuing patent applications are recorded as G&A expense and are expensed as incurred since the recoverability of such expenditures is uncertain.

Boundless Bio, Inc.
Notes to Financial Statements

Stock-Based Compensation
The Company measures employee and nonemployee stock-based awards based on the estimated fair value of the awards on the date of grant and records compensation expense on a straight-line basis over the requisite service period of the award. All stock-based compensation costs are recorded in the statements of operations and comprehensive loss based upon the underlying employees’ or nonemployees’ roles within the Company. Forfeitures are accounted for as they occur.
The fair value of stock option grants and shares purchasable under the Company’s 2024 Employee Stock Purchase Plan (ESPP) is estimated on the date of grant using the Black-Scholes options-pricing model, which requires inputs based on certain subjective assumptions, including the:

•
Fair value of common stock. Subsequent to the closing of the IPO, the fair value of the Company’s common stock is the closing price per share on the Nasdaq Global Select Market on the date of grant of the award. For periods prior to the closing of the IPO on April 2, 2024, the Company utilized methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation (The Practice Aid) to estimate the fair value of its common stock. The fair value of the common stock was determined based upon a variety of factors, including the Company’s stage of development and material risks related to the business; the progress of the Company’s R&D programs; business conditions and projections; financial position and historical and forecasted performance and operating results; the lack of an active public market for the Company’s common stock and preferred stock; the prices of the Company’s preferred stock sold to or exchanged between outside investors in arm’s length transactions and the rights, preferences, and privileges of the preferred stock as compared to those of the Company’s common stock, including liquidation preferences of the Company’s preferred stock; the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company in light of prevailing market conditions; the hiring of key personnel and the experience of management; trends and developments in the Company’s industry; and external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to the expected term of the award being valued.

•
Expected volatility. Given that there was no active trading market for the Company’s common stock prior to the completion of the IPO and there is not yet sufficient trading history for the Company’s common stock, the Company derived the expected volatility from the average historical volatilities of the common stock of a group of comparable publicly-traded companies in the biotechnology industry over a period approximately equal to the expected term of the award being valued. The Company will continue to apply this process until enough historical information regarding the volatility of its own stock price becomes available.

•
Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term of stock options issued is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as the Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term. For rights to purchase shares of common stock under the ESPP, the expected term represents the period from the first day of the offering period to the purchase date.

•
Expected dividend yield. The Company has never paid dividends on its common stock and does not anticipate paying any dividends in the foreseeable future. Therefore, the Company uses an expected dividend yield of zero.

Boundless Bio, Inc.
Notes to Financial Statements

The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of the Company’s common stock on that same date.
The assumptions used in determining the estimated fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of significant judgment.
The Company reviews all stock-based award modifications, including situations in which an original award is exchanged for a new award. Stock award modifications are accounted for as modifications under ASC 718. In such cases, the Company measures incremental compensation cost as the excess of the fair value of the modified award over the fair value of the original award immediately prior to the modification, based on the relevant factors at the modification date.
For vested awards, the Company recognizes any incremental compensation cost in the period in which the modification occurs. For unvested awards, if the modified award is probable of vesting both before and after the modification, the Company recognizes, on a prospective basis over the remaining requisite service period, the sum of (i) the incremental compensation cost and (ii) any remaining unrecognized compensation cost associated with the original award as of the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before the modification, the Company continues to recognize compensation cost at least equal to the cost of the original award.
During 2025, the Company entered into consulting arrangements with several former employees that provided for the continued vesting of outstanding stock options. The Company accounted for these arrangements as award modifications under ASC 718. Results of operations for the year ended December 31, 2025 include an immaterial amount of additional stock-based compensation expense associated with these modifications.
Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s financial statements and related disclosures. Deferred tax assets and liabilities are determined on the basis of the differences between the Company’s financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including projected future taxable income, future reversals of existing taxable temporary differences, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. Interest and penalties are included as a component of income tax expense.
The Company records uncertain tax positions on the basis of a two-step process whereby (i) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Any resulting unrecognized tax benefits are included within the related tax liability.

 Boundless Bio, Inc.
Notes to Financial Statements

In July 2025, legislation commonly referred to as the One Big Beautiful Bill Act (OBBBA) was enacted, which includes changes to U.S. tax law, including provisions affecting the deductibility of domestic research expenditures, limitations on interest expense deductions, and bonus depreciation. The Company evaluated the impact of the enacted legislation under ASC 740. Any remeasurement of deferred tax assets resulting from the legislation was fully offset by the Company’s existing valuation allowance. Accordingly, the enactment of the OBBBA did not have a material impact on the Company’s financial statements.
Comprehensive income (loss)
The Company reports all components of comprehensive income (loss), including net loss, in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on short-term investments. Other comprehensive income (loss) includes unrealized gains and losses on short-term investments, which was the only difference between net loss and comprehensive loss for the applicable periods.
Net Loss Per Share
Basic net loss per common share attributable to common stockholders is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share attributable to common stockholders is calculated by dividing the net loss by the weighted-average number of shares of common stock and potentially dilutive securities outstanding during the period. The Company’s potentially dilutive securities, which include its options to purchase common stock, common stock subject to repurchase related to unvested restricted stock and options early exercised, and, for periods prior to April 2, 2024, convertible preferred stock, have been excluded from the calculation of diluted net loss per share as the effect would reduce the net loss per share. Therefore, the weighted-average number of shares of common stock outstanding used to calculate both basic and diluted net loss per share is the same.
Emerging Growth Company Status
The Company is still an emerging growth company (EGC) as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act and has elected to use the extended transition period for complying with new or revised accounting standards, which means that when an accounting standard is issued or revised and it has different effective dates for public and private companies, the Company can comply with the effective dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to companies that comply with new or revised accounting standards as of public company effective dates.
Recently Adopted Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. The update enhances income tax disclosure requirements, including expanded information related to the effective tax rate reconciliation and income taxes paid, and does not affect the recognition or measurement of income taxes. The Company adopted this guidance effective January 1, 2025 and applied the new disclosure requirements prospectively for the year ended December 31, 2025. The adoption did not materially affect the Company’s financial statements, and the additional required disclosures are included in Note 11.

Boundless Bio, Inc.
Notes to Financial Statements

Recently Issued Accounting Pronouncements Pending Adoption
In November 2024, the FASB issued ASU
No. 2024-03,
Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses (ASU
2024-03)
. The new guidance requires more detailed information about specified types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as R&D and G&A) presented on the face of the statement of operations on an annual and interim basis. This guidance will be effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The new standard permits early adoption and can be applied prospectively or retrospectively. The Company is evaluating the effect that this guidance will have on its financial statements and related disclosures.

3.	Fair Value Measurements
The following tables summarize the Company’s financial assets measured at fair value on a recurring basis and their respective input levels based on the fair value hierarchy described in Note 2 above (in thousands):

		Fair Value Measurements Using
As of December 31, 2025	Amount	Level 1	Level 2	Level 3
Assets
Money market funds (1)	$16,100	$16,100	$—	$—
U.S. government obligations (2)	89,713	—	89,713	—

Total fair value of assets	$105,813	$16,100	$89,713	$—

(1)	Included in cash and cash equivalents on the balance sheets.
(2)	Included in short-term investments on the balance sheets.

		Fair Value Measurements Using
As of December 31, 2024	Amount	Level 1	Level 2	Level 3
Assets
Money market funds (1)	$24,889	$24,889	$—	$—
U.S. government obligations (2)	118,289	—	118,289	—
Corporate debt securities (2)	7,238	—	7,238	—

Total fair value of assets	$150,416	$24,889	$125,527	$—

(1)	Included in cash and cash equivalents on the balance sheets.
(2)	Included in short-term investments on the balance sheets.
The Company’s money market funds are classified as Level 1 because they are valued using quoted market prices in active markets for identical assets. The Company’s investments consist of available-for-sale securities and are classified as Level 2 because their value is based on valuations using significant inputs derived from or corroborated by observable market data.
There were no transfers of assets between fair value levels for any period presented.

Boundless Bio, Inc.
Notes to Financial Statements

4.	Investments
The following tables summarize investments accounted for as available-for-sale securities (in thousands):

	As of December 31, 2025
	Acquisition Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Money market funds	$16,100	$—	$—	$16,100
U.S. government obligations	89,649	64	—	89,713

Total cash equivalents and investments	$105,749	$64	$—	$105,813

Classified as:
Cash equivalents				$16,100
Short-term investments				89,713

Total cash equivalents and investments				$105,813

	As of December 31, 2024
	Acquisition Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Money market funds	$24,889	$—	$—	$24,889
U.S. government obligations	118,170	121	(2)	118,289
Corporate debt securities	7,236	2	—	7,238

Total cash equivalents and investments	$150,295	$123	$(2)	$150,416

Classified as:
Cash equivalents				$24,889
Short-term investments				125,527

Total cash equivalents and investments				$150,416

On December 31, 2025 and 2024, the remaining contractual maturities of all the Company’s available-for-sale investments were less than twelve months. As of December 31, 2025 and 2024, the Company has not established an allowance for credit losses for any of its available-for-sale securities.
As of December 31, 2025, there were no available-for-sale securities in a gross unrealized loss position. As of December 31, 2024, there was one available-for-sale security, with an estimated fair value of $8.0 million, in a gross unrealized loss position. Based on its review of these investments as of December 31, 2025 and 2024, the Company believed that the unrealized loss as of December 31, 2024 was not other-than-temporary in nature.

Boundless Bio, Inc.
Notes to Financial Statements

5.	Property and Equipment
Property and equipment, net consisted of the following (in thousands):

	As of December 31,
	2025	2024
Lab equipment	$4,373	$4,338
Computers and software	896	895
Leasehold improvements	1,054	981
Furniture and fixtures	1,853	1,816

Total property and equipment	8,176	8,030
Less accumulated depreciation and amortization	4,960	3,709

Property and equipment, net	$3,216	$4,321

Depreciation and amortization expense related to property and equipment was $1.3 million and $1.1 million for the years ended December 31, 2025 and 2024, respectively.

6.	Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consisted of the following (in thousands):

	As of December 31,
	2025	2024
Accounts payable	$1,491	$1,274
Accrued research and development costs	4,719	2,584
Other accrued liabilities	517	1,496

Total accounts payable and accrued liabilities	$6,727	$5,354

7.	Lease Agreements
2024 Lease
The Company is a party to a non-cancellable facility lease for approximately 80,168 square feet of lab and office space in San Diego, California (the 2024 Lease). The 2024 Lease has an initial lease term of 120 months, which commenced in November 2024; the lease also provides the Company with the right to extend the lease term for an additional 60 months at expiry, which has not been included in the lease term used for measurement. The 2024 Lease includes obligations to make base rent payments and additional variable lease payments for the Company’s allocated share of variable costs associated with the operation and management of the property, which include utilities, property taxes, common area maintenance, and amenities costs. The lease provided for a rent abatement period through July 2025.
The Company is required to maintain a security deposit under the 2024 Lease in the form of a standby letter-of-credit. This letter of credit is collateralized by a restricted cash deposit at the Company’s bank of approximately $0.6 million, which is included in long-term other assets in the balance sheet. The 2024 Lease does not contain any material residual value guarantees or material restrictive financial covenants. See the table below for information about the Company’s future undiscounted operating lease payment obligations under the 2024 Lease as of December 31, 2025, exclusive of future variable lease costs.

Boundless Bio, Inc.
Notes to Financial Statements

The Company recorded an operating lease liability for this obligation based on the present value of the lease payments using an estimated incremental borrowing rate of approximately 8.3%, as the 2024 Lease does not have a stated rate and the implicit rate was not readily determinable, and a right-of-use
(ROU) asset based on the corresponding operating lease liability. Management exercised judgment in estimating the incremental borrowing rate and in determining the lease term. The renewal option was evaluated at lease commencement and excluded from the lease term, as the Company is not reasonably certain to exercise the option. The net ROU asset and associated lease liability are reflected in the Company’s balance sheet as of December 31, 2025 and 2024.
Operating leases
As of December 31, 2025, the 2024 Lease, which expires in October 2034, was the Company’s only lease. The Company previously was a party to a non-cancellable
operating lease for the rental of other lab and office space in San Diego, California, which served as its prior corporate headquarters and for which the lease term ended in November 2024. Lease expense related to the 2024 Lease and the lease agreement for the Company’s prior corporate headquarters totaled approximately $9.6 million and $4.0 million for the years ended December 31, 2025 and 2024, respectively, and included operating lease costs of $7.3 million and $3.6 million, and variable lease costs of $2.3 million and $0.4 million, respectively.
The Company paid $2.6 million in cash for amounts included in operating lease liabilities, which was included in the operating activities section of the statements of cash flows, for each of the years ended December 31, 2025 and 2024. The remaining lease term and discount rate for the 2024 Lease were 8.8 years and 8.3%, respectively, as of December 31, 2025, and 9.8 years and 8.3%, respectively, as of December 31, 2024 (the calculations of remaining lease term excludes the renewal option). Future undiscounted operating lease payments under the 2024 Lease as of December 31, 2025, exclusive of future variable lease payments, are as follows (in thousands):

Year ending December 31,
2026	$7,052
2027	7,255
2028	7,465
2029	7,680
2030	7,902
Thereafter	32,465

Total undiscounted operating lease payments	$69,819
Less: Amount representing interest	(20,784)

Operating lease liabilities	$49,035

8.	Commitments and Contingencies
Contracts
The Company enters into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing, manufacturing, and other services. These contracts generally provide for termination upon notice and are cancellable without significant penalty or payment, other than payment for any products or services provided by the counterparty through the notice date or effective time of termination and any non-cancellable and non-refundable obligations incurred by the counterparty prior to the notice date or effective time of the termination, and do not contain any minimum purchase commitments.

Boundless Bio, Inc.
Notes to Financial Statements

Indemnification Agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with officers and members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise because of their status or service as officers or directors. The maximum potential future payments the Company could be required to make under these indemnification arrangements is, in many cases, unlimited. To date, the Company has not incurred any material costs because of these indemnifications. The Company has not accrued any liabilities related to such indemnification arrangements in its financial statements as of December 31, 2025 or 2024 because it determined the likelihood of incurring a payment obligation pursuant to such arrangements was not probable.
Litigation
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no matters currently outstanding for which any liabilities have been accrued. The Company was not a defendant in any lawsuit for the years ended December 31, 2025 and 2024.

9.	Common Stock
Common Stock Rights
The holder of each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of the holders of common stock. Subject to the rights of the holders of any class of the Company’s capital stock having any preference or priority over common stock, the holders of common stock are entitled to receive dividends that are declared by the Company’s board of directors out of legally available funds. In the event of a liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in the net assets remaining after payment of liabilities and the liquidation value of any class of the Company’s capital stock having any preference or priority over the common stock then outstanding, if any. The common stock has no preemptive rights, conversion rights, redemption rights, preference rights, or exchange rights, or sinking fund provisions, and there are no dividends in arrears or default. All shares of common stock have equal distribution, liquidation and voting rights.
Common Stock Reserved for Future Issuance
Common stock reserved for future issuance consisted of the following (in thousands):

	As of December 31,
	2025	2024
Shares reserved for exercise of stock options issued and outstanding	4,234	3,818
Shares reserved for future issuance under the equity incentive plan	3,348	2,648
Shares reserved for future issuance under the ESPP	303	187

Total	7,885	6,653

Boundless Bio, Inc.
Notes to Financial Statements

10.	Stock-Based Compensation
Equity Incentive Plan
In March 2024, the Company’s board of directors adopted, and the Company’s stockholders approved, the 2024 Incentive Award Plan (the Plan), which became effective in connection with the IPO and has a term of ten years. The Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, dividend equivalents, restricted stock units, stock appreciation rights, and other stock or cash-based awards to the Company’s employees, consultants, and directors. Options granted under the Plan are exercisable at various dates as determined upon grant and will expire no more than 10 years from their date of grant. Stock options generally vest over terms of either 36 or 48 months. The exercise price of awards granted under the Plan shall not be less than 100% of the fair market value of the Company’s common stock on the date of grant. In addition, the Plan includes an “evergreen” provision whereby the number of shares of common stock available for issuance under the Plan will be increased annually on the first day of each calendar year during the term of the Plan, beginning in 2025, by an amount equal to the lesser of (i) 5% of the shares of common stock outstanding on the final day of the immediately preceding calendar year or (ii) such number of shares as determined by the Company’s board of directors or an authorized committee of the board of directors. As of December 31, 2025, a total of 3,947,716 shares of common stock were authorized for issuance under the Plan. On December 31, 2025, 3,347,667 of these shares were available for grant under the Plan. On January 1, 2026, pursuant to the evergreen provision of the Plan, the aggregate number of shares that may be issued under the Plan was automatically increased by 1,120,362 shares to 5,068,078.
Prior to the adoption of the Plan, the Company had awarded common stock options under the 2018 Equity Incentive Plan (as amended, the Predecessor Plan). Under the provisions of the Plan, the shares subject to awards issued under the Predecessor Plan that were outstanding as of March 27, 2024, the effective date of the Plan, and that are subsequently cancelled or forfeited, will become available for issuance under, and will increase the number of shares that may be issued under, the Plan.
Repricing of Outstanding Options
In August 2024, the compensation committee of the Company’s board of directors, as administrator of the Plan and the Predecessor Plan, approved an option repricing (2024 Repricing), which was effective on August 19, 2024 (the Repricing Effective Date). The repricing applied to options to purchase up to an aggregate of 3,484,346 shares of the Company’s common stock with an exercise price per share in excess of the closing price per share of the Company’s common stock on the Repricing Effective Date, held by eligible employees of the Company that were granted under the Plan or the Predecessor Plan and were outstanding as of the Repricing Effective Date (the Repriced Options). As of the Repricing Effective Date, the exercise price of each of the Repriced Options was reduced to $3.56 per share, which was the closing price of the Company’s common stock on the Repricing Effective Date; provided, however, that if prior to the Premium End Date (as defined below), a Repriced Option is exercised or an employee’s employment or service with the Company terminates for any reason other than due to a Qualifying Termination (as defined below), the exercise price per share that applied to the Repriced Option immediately prior to the Repricing Effective Date will apply in lieu of the reduced exercise price. The “Premium End Date” means the earliest of: (1) August 19, 2026, (2) the date immediately prior to the closing of a Change in Control (as defined in the Plan), or (3) the date of the employee’s Qualifying Termination. A “Qualifying Termination” means (a) the involuntary termination of the employee’s employment by the Company due to a reduction in force (and other than for Cause (as defined in the Plan)), subject to the employee’s execution of an effective general release of claims in favor of the Company, (b) the employee’s death, or (c) termination of the employee’s employment by the Company following the employee’s Disability (as defined in the Plan). Except for the reduction in the exercise prices of the Repriced Options as described above, the Repriced Options retain their existing terms, including their respective original vesting schedules.

Boundless Bio, Inc.
Notes to Financial Statements

The repricing resulted in a total incremental
non-cash
stock-based compensation expense of $0.9 million, which was calculated using the Black-Scholes option-pricing model, of which $0.2 million is associated with vested Repriced Options and will be recognized on a straight-line basis through the Premium End Date. The remaining $0.7 million of the incremental non-cash
stock-based compensation expense is associated with unvested Repriced Options and will be recognized as follows: (i) if the Premium End Date occurs later than the end of the remaining vesting period of the Repriced Option, the incremental cost will be amortized on a straight-line basis through the Premium End Date, or (ii) if the Premium End Date occurs earlier than the end of the remaining vesting period of the Repriced Option, the incremental cost will be amortized on a straight-line basis over the remaining vesting period. The Company recognized incremental stock-based compensation expense totaling $0.2 million and $0.1 million associated with the 2024 Repricing for the years ended December 31, 2025 and 2024, respectively.
Stock Options
Stock option activity under the Plan and the Predecessor Plan and certain other related information is as follows (in thousands except weighted-average exercise price and remaining term):

	Number	Weighted- Average Exercise Price	Weighted- Average Remaining Term (years)	Aggregate- Intrinsic Value
Balance as of December 31, 2024	3,818	$6.37	7.2	$—
Granted	1,513	$2.28
Forfeited and expired	(1,097)	$4.74

Balance as of December 31, 2025	4,234	$5.22	7.4	$28

Vested and expected to vest at December 31, 2025	4,234	$5.22	7.4	$28

Exercisable as of December 31, 2025	2,315	$5.38	6.6	$9

Aggregate intrinsic value in the above table is the difference between the estimated fair value of the Company’s common stock as of either December 31, 2025 or 2024, and the exercise price of stock options that had exercise prices below that value.
For the Repriced Options, the calculation of the weighted-average prices and intrinsic value information in the table above is based on the exercise price per share that applied immediately prior to the Repricing Effective Date pending satisfaction of the requisite service requirement.
There were no options exercised during the year ended December 31, 2025; the options exercised during the year ended December 31, 2024 had an insignificant intrinsic value at exercise.
Employee Stock Purchase Plan
In March 2024, the Company’s board of directors adopted, and the Company’s stockholders approved, the Company’s 2024 Employee Stock Purchase Plan, which became effective in connection with the IPO. The ESPP permits participants to contribute up to a specified percentage of their eligible compensation during a series of offering periods of 24 months, each comprised of four six-month
purchase periods, to purchase shares of the Company’s common stock. The purchase price of the shares will be 85% of the fair market value of the

Boundless Bio, Inc.
Notes to Financial Statements

Company’s common stock on the first day of trading of the applicable offering period or on the applicable purchase date, whichever is lower. In addition, the ESPP includes an “evergreen” provision whereby the number of shares of common stock available for issuance under the ESPP will be increased annually on the first day of each calendar year during the term of the ESPP by an amount equal to the lesser of (i) 1% of the shares of common stock outstanding on the final day of the immediately preceding calendar year or (ii) such number of shares as determined by the Company’s board of directors or an authorized committee of the board of directors. On January 1, 2026, pursuant to the evergreen provision of the ESPP, the aggregate number of shares authorized for issuance under the ESPP automatically increased by 224,072 shares to 678,991.
The Company recognized stock-based compensation expense related to the ESPP of $0.4 million and $0.5 million for the years ended December 31, 2025 and 2024, respectively.
The Company issued and sold 107,208 and 44,532 shares under the ESPP during the years ended December 31, 2025 and 2024, respectively.
Stock-Based Compensation Expense
Stock-based compensation expense, including the expense related to the ESPP, as recorded in the accompanying statements of operations and comprehensive loss was as follows (in thousands):

	Year Ended December 31,
	2025	2024
Research and development	$2,136	$3,050
General and administrative	3,989	4,466

Total stock-based compensation	$6,125	$7,516

As of December 31, 2025, unrecognized compensation cost related to outstanding stock options (all of which have time-based vesting) was $9.2 million, which is expected to be recognized over a weighted-average period of 2.2 years.
As of December 31, 2025, unrecognized compensation cost related to the ESPP was $0.6 million, which is expected to be recognized as expense over approximately 1.3 years.
Excluding any effect of the Repriced Options, except for Repriced Options held by employees who experienced a Qualifying Termination, the weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the stock options granted during the periods indicated in the table were as follows:

	Year Ended December 31,
	2025	2024
Expected option life (in years)	5.9	6.0
Assumed volatility	105.2%	90.8%
Assumed risk-free interest rate	4.4%	3.9%
Expected dividend yield	—	—
Excluding any effect due to the Repriced Options, except for Repriced Options held by employees who experienced a Qualifying Termination, the weighted-average grant date per share fair value of options granted during the years ended December 31, 2025 and 2024 were $1.88 and $7.19, respectively.

Boundless Bio, Inc.
Notes to Financial Statements

11.	Income Taxes
Income Tax Expense
For the years ended December 31, 2025 and 2024, the Company’s pre-tax loss was entirely domestic. The Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, effective January 1, 2025. See Note 1 for additional information regarding the adoption of this standard.
The reconciliation of income taxes computed at the federal statutory rate to the Company’s effective income tax rate for the year ended December 31, 2025, prepared in accordance with ASC 740 as amended by ASU 2023-09, is as follows (in thousands, except percentages):

	Year Ended December 31, 2025
	Amount	%
Income tax computed at the federal statutory tax rate	$(12,221)	21.0%
Tax credits	(1,220)	2.1
Change in valuation allowance	11,966	(20.6)
Nontaxable or nondeductible items
Other non-deductible permanent items	(93)	0.2
Limitation on officer compensation	425	(0.7)
Stock compensation	1,142	(2.0)
Other	1	—

Income tax expense (benefit)	$—	—%

The reconciliation of income taxes computed at the federal statutory rate to the Company’s effective income tax rate for the year ended December 31, 2024 (prior to adoption of ASU 2023-09) was as follows (in thousands, except percentages):

	Year Ended December 31, 2024
	Amount	%
Income tax computed at the federal statutory tax rate	$(13,726)	21.0%
State and local income taxes, net of federal benefit	(4,126)	6.3
Tax credits	(4,347)	6.7
Change in valuation allowance	20,544	(31.5)
Other permanent differences	(31)	—
Stock compensation	607	(0.9)
Uncertain tax position	1,065	(1.6)
Other	14	—

Income tax expense (benefit)	$—	—%

The majority of the Company’s domestic operations are located in the state of California. The Company paid no federal, state, or foreign income taxes, net of refunds received, during the years ended December 31, 2025 and 2024.
As of December 31, 2025, the Company has not recorded any current or deferred federal, state, or foreign income tax expense or benefit due to its full valuation allowance against deferred tax assets.

Boundless Bio, Inc.
Notes to Financial Statements

Deferred Tax Assets and Liabilities
Significant components of deferred tax assets and liabilities as of December 31, 2025 and 2024 were as follows (in thousands):

	As of December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$45,574	$27,618
Research tax credits	10,124	8,313
Lease liability	13,769	13,335
Capitalized R&D	15,726	20,155
Intangible assets	39	44
Other, net	2,268	2,637

Total deferred tax assets	87,500	72,102
Less valuation allowance	(75,150)	(58,844)

Net deferred tax assets	12,350	13,258
Deferred tax liabilities:
ROU asset	(12,259)	(13,169)
Property and equipment	(91)	(89)

Total deferred tax liabilities	(12,350)	(13,258)

Net deferred tax assets	$—	$—

Valuation Allowance
Activity in the valuation allowance for the years ended December 31, 2025 and 2024 was as follows (in thousands):

	Year Ended December 31,
	2025	2024
Balance, beginning of period	58,844	38,323
Charged to federal income tax expense	11,966	14,047
Charged to state income tax expense	4,324	6,497
Charged (credited) to other comprehensive loss	16	(23)

Balance, end of period	75,150	58,844

Net Operating Loss and Credit Carryforwards
The Company has established a full valuation allowance against its net deferred tax assets due to uncertainty regarding realization. In assessing the need for a valuation allowance, management considered the Company’s history of cumulative pre-tax
losses, the lack of sufficient taxable income in prior carryback periods, the limited existence of taxable temporary differences, and the uncertainty surrounding future taxable income.
During 2025 and 2024, total deferred tax assets, net of deferred tax liabilities, increased by approximately $16.3 million and $20.5 million, respectively. Due to the full valuation allowance position, the Company’s valuation allowance increased by a corresponding amount in each period.

Boundless Bio, Inc.
Notes to Financial Statements

As of December 31, 2025 and 2024, federal net operating loss (“NOL”) carryforwards, state NOL carryforwards, and research and development tax credit carryforwards consisted of the following (in thousands):

	As of December 31,
	2025	2024
Federal NOL carryforwards	$161,402	$91,864
State NOL carryforwards	$231,270	$183,313
Federal research and development tax credit carryforwards	$9,294	$7,667
State research tax credit carryforwards	$5,850	$4,853
Federal net operating loss carryforwards are subject to potential limitations under Section 382 of the Internal Revenue Code of 1986, as amended (“IRC”). Certain state NOL carryforwards begin to expire in 2038. Federal research tax credits begin to expire in 2040, while unused state credits carry forward indefinitely.
Section 382 Limitations
Pursuant to IRC Sections 382 and 383, the Company’s ability to use its NOL and research tax credit carryforwards to offset future taxable income may be limited if the Company experiences a cumulative change in ownership of more than 50% within a three-year testing period. The Company has not completed an ownership change analysis pursuant to IRC Section 382. If ownership changes within the meaning of IRC Section 382 are identified as having occurred, the amount of NOL and research tax carryforwards available to offset future taxable income and income tax liabilities in future years may be significantly reduced, restricted, or eliminated. The Company has also not performed a formal research and development credit study with respect to these credits. As such, the amount of such credits may be reduced in the future should the Company complete such a study. Moreover, deferred tax assets associated with such NOLs and research tax credits could be significantly reduced upon realization of an ownership change within the meaning of IRC Section 382.
Recent Tax Legislation
On July 4, 2025, the reconciliation bill commonly referred to as the One Big Beautiful Bill Act (“OBBBA”) was signed into law in the United States. The OBBBA includes a broad range of tax reform provisions affecting U.S. corporate income taxation. Certain provisions became effective beginning in 2025, including an elective deduction for domestic research and development expenditures, reinstatement of 100% first-year bonus depreciation, and repeal of the fiscal year-end
requirement for certain
non-U.S.
corporations. Other provisions of the OBBBA will become effective in 2026 and subsequent years, including a more favorable tax rate applicable to Foreign-Derived Deduction Eligible Income and income from
non-U.S.
subsidiaries (Net CFC Tested Income).
Due to the Company’s full valuation allowance on deferred tax assets, the enactment of the OBBBA did not have a material impact on the Company’s financial statements for the year ended December 31, 2025, other than the reclassification of certain deferred tax assets and liabilities.
There are no accruals for interest or tax penalties in the accompanying balance sheets, and the Company has not recognized any such interest or tax penalties in the accompanying statements of operations and comprehensive loss. Although it is not currently under a tax examination, all of the Company’s tax years remain open to audit in all of the tax jurisdictions in which it operates due to the Company’s net operating losses carryforwards.

Boundless Bio, Inc.
Notes to Financial Statements

Uncertain Tax Benefits
Activity related to the Company’s gross unrecognized tax benefits for the years ended December 31, 2025 and 2024 was as follows (in thousands):

	Year Ended December 31,
	2025	2024
Balance at beginning of period	$9,212	$8,048
Increase related to current year positions	656	1,164

Balance at the end of the year	$9,868	$9,212

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of December 31, 2025 and 2024, the Company had no accrued interest or penalties.
The Company is not currently under examination by any taxing authority. Due to the existence of net operating loss carryforwards, all tax years remain open to examination in the jurisdictions in which the Company operates.

12.	Net Loss Per Common Share
The following table summarizes the calculation of basic and diluted net loss per common share attributable to common stockholders (in thousands, except per share data):

	Year Ended December 31,
	2025	2024
Net loss	$(58,197)	$(65,363)
Weighted-average shares of common stock used in computing net loss per share, basic and diluted	22,360	16,984

Net loss per share, basic and diluted	$(2.60)	$(3.85)

The Company excluded approximately 4,234,000 and 3,818,000 shares of common stock underlying outstanding stock options from the calculation of diluted net loss per share for the years ended December 31, 2025 and 2024, respectively, because their inclusion would have been anti-dilutive.

Boundless Bio, Inc.
Notes to Financial Statements

13.	Segment Information
The CODM reviews the budget versus actual expense by nature of expense. The following table sets forth the Company’s segment loss disclosure for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024
R&D – Compensation and benefits (excludes stock-based compensation)	$10,601	$13,758
R&D – Clinical trial costs	9,850	11,507
R&D – Outsourced services & Consulting	11,826	19,022
R&D – Lab and pharmacology supplies	754	2,295
R&D – Other costs (1)	1,879	1,818
G&A – Compensation and benefits (excludes stock-based compensation)	5,744	6,438
G&A – Professional service fees	2,669	2,866
G&A – Insurance	821	678
G&A – Other costs (2)	2,413	2,333
Facilities related	9,619	3,951
Stock-based compensation and depreciation	7,376	8,601

Total operating expense	63,552	73,267

Loss from operations	(63,552)	(73,267)
Interest and other income, net	5,355	7,904

Segment net loss	$(58,197)	$(65,363)

(1)	Includes expenses such as software licenses, database subscriptions, lab service contracts, travel, and other costs.
(2)	Includes expenses such as travel, investor relations services, software licenses, employee training and development, and other costs.

Boundless Bio, Inc.
Condensed Balance Sheets
(in thousands, except par value data)

	June 30, 2026	December 31, 2025
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$20,213	$17,868
Short-term investments	52,413	89,713
Prepaid expenses and other current assets	1,021	2,030

Total current assets	73,647	109,611
Property and equipment, net	97	3,216
Right-of-use asset, net	—	43,659
Restricted cash	—	560
Other assets	—	13

Total assets	$73,744	$157,059

Liabilities and stockholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$4,995	$6,727
Accrued compensation	2,773	2,643
Lease liabilities, current portion	—	3,167

Total current liabilities	7,768	12,537
Lease liabilities, non-current	—	45,868

Total liabilities	7,768	58,405
Commitments and contingencies (Note 8)
Stockholders’ equity:
Preferred stock, $0.0001 par value; 70,000 shares authorized and no shares issued and outstanding as of June 30, 2026 and December 31, 2025	—	—
Common stock, $0.0001 par value; 700,000 shares authorized, 22,475 shares issued and outstanding as of June 30, 2026; 700,000 shares authorized, 22,407 shares issued and outstanding as of December 31, 2025	2	2
Additional paid-in-capital	362,923	358,257
Accumulated other comprehensive income (loss)	(32)	64
Accumulated deficit	(296,917)	(259,669)

Total stockholders’ equity	65,976	98,654

Total liabilities and stockholders’ equity	$73,744	$157,059

The accompanying notes are an integral part of these condensed financial statements.

Boundless Bio, Inc.
Condensed Statements of Operations and Comprehensive Loss
(unaudited)
(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Operating expenses:
Research and development	$13,973	$12,218	$23,707	$24,355
General and administrative	10,411	4,843	15,152	10,047

Total operating expenses	24,384	17,061	38,859	34,402

Loss from operations	(24,384)	(17,061)	(38,859)	(34,402)
Other income (expense), net:
Interest income	690	1,386	1,610	2,971
Other income (expense)	1	—	1	(2)

Total other income (expense), net	691	1,386	1,611	2,969

Net loss	$(23,693)	$(15,675)	$(37,248)	$(31,433)

Comprehensive loss:
Net loss	$(23,693)	$(15,675)	$(37,248)	$(31,433)
Unrealized loss on short-term investments	(9)	(36)	(96)	(125)

Comprehensive loss	$(23,702)	$(15,711)	$(37,344)	$(31,558)

Net loss per share, basic and diluted	$(1.06)	$(0.70)	$(1.66)	$(1.41)

Shares used in calculation	22,450	22,356	22,429	22,328

The accompanying notes are an integral part of these condensed financial statements.

Boundless Bio, Inc.
Condensed Statements of Stockholders’ Equity
(unaudited)
(in thousands)

	Common Stock		Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total stockholders’ equity
	Shares	Amount
Balance at December 31, 2025	22,407	$2	$358,257	$64	$(259,669)	$98,654
Stock-based compensation	—	—	1,371	—	—	1,371
Unrealized loss on short-term investments	—	—	—	(87)	—	(87)
Net loss	—	—	—	—	(13,555)	(13,555)

Balance at March 31, 2026	22,407	$2	$359,628	$(23)	$(273,224)	$86,383

Stock-based compensation	—	—	3,222	—	—	3,222
Issuance of common stock under the Employee Stock Purchase Plan	35	—	37	—	—	37
Exercise of stock options	33	—	36	—	—	36
Unrealized loss on short-term investments	—	—	—	(9)	—	(9)
Net loss	—	—	—	—	(23,693)	(23,693)

Balance at June 30, 2026	22,475	$2	$362,923	$(32)	$(296,917)	$65,976

Balance at December 31, 2024	22,300	$2	$351,991	$121	$(201,472)	$150,642
Stock-based compensation	—	—	1,797	—	—	1,797
Unrealized loss on short-term investments	—	—	—	(89)	—	(89)
Net loss	—	—	—	—	(15,758)	(15,758)

Balance at March 31, 2025	22,300	$2	$353,788	$32	$(217,230)	$136,592

Stock-based compensation	—	—	1,693	—	—	1,693
Issuance of common stock under the Employee Stock Purchase Plan	86	—	117	—	—	117
Unrealized loss on short-term investments	—	—	—	(36)	—	(36)
Net loss	—	—	—	—	(15,675)	(15,675)

Balance at June 30, 2025	22,386	$2	$355,598	$(4)	$(232,905)	$122,691

The accompanying notes are an integral part of these condensed financial statements.

Boundless Bio, Inc.
Condensed Statements of Cash Flows
(unaudited)
(in thousands)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities
Net loss	$(37,248)	$(31,433)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	4,593	3,490
Impairment of property and equipment	1,625	—
Depreciation and amortization	1,541	634
Accretion of investments, net	(500)	(1,508)
Non-cash lease expense	7,062	1,674
Changes in operating assets and liabilities:
Prepaid expenses and other assets	1,022	(210)
Accounts payable and accrued liabilities	(1,602)	(884)
Operating lease liabilities	(12,438)	1,878

Net cash used in operating activities	(35,945)	(26,359)

Cash flows from investing activities
Purchases of investments	(37,800)	(96,285)
Maturities of investments	75,503	110,744
Purchases of property and equipment	(46)	(107)

Net cash provided by investing activities	37,657	14,352

Cash flows from financing activities
Proceeds from the exercise of stock options	36	—
Proceeds from issuance of common stock under the Employee Stock Purchase Plan	37	117

Net cash provided by financing activities	73	117

Net increase (decrease) in cash, cash equivalents, and restricted cash	1,785	(11,890)
Cash, cash equivalents, and restricted cash at beginning of period	18,428	27,147

Cash, cash equivalents, and restricted cash at end of period	$20,213	$15,257

Components of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$20,213	$14,697
Restricted cash	—	560

Cash, cash equivalents, and restricted cash at end of period	$20,213	$15,257

Non-cash investing and financing activities
Decrease in right-of-use assets due to remeasurement of lease liabilities	$36,597	$—

The accompanying notes are an integral part of these condensed financial statements.

Boundless Bio, Inc.
Notes to Condensed Financial Statements (Unaudited)

1.	Organization and Basis of Presentation
Description of Business
Boundless Bio, Inc. (Boundless Bio or the Company) is a clinical-stage oncology company dedicated to unlocking a new paradigm in cancer therapeutics that addresses the significant unmet need in patients with oncogene amplified tumors by interrogating extrachromosomal DNA (ecDNA), a root cause of oncogene amplification observed in 14 to 17% of cancer patients. The Company was focused on identifying targets essential for ecDNA functionality in oncogene amplified cancer cells, then designing and developing small molecule drugs called ecDNA-directed therapeutic candidates (ecDTx) to inhibit those targets, with the aim to prevent cancer cells from using chromosomal instability and ecDNA amplification biology to grow, adapt, and become resistant to existing therapies.
The Company was incorporated in the state of Delaware on April 10, 2018 and is headquartered in La Jolla, California.
Merger Agreement with Serapha Bio, Inc.
On June 22, 2026, Boundless Bio entered into an Agreement and Plan of Merger and Reorganization (the Merger Agreement) with Serapha Bio, Inc. (Serapha) and Boulder Merger Sub Corp., a wholly owned subsidiary of Boundless Bio (Merger Sub). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Serapha, with Serapha surviving as a wholly owned subsidiary of Boundless Bio (the Merger). The transaction is intended to qualify for federal income tax purposes as (1) a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the Code), and/or (2) an exchange of shares of Serapha capital stock for Boundless Bio common stock under Section 351(a) of the Code.
Upon closing, Serapha’s existing stockholders are expected to own approximately 96.2% of the combined company, and Boundless Bio’s existing stockholders are expected to own approximately 3.8%, in each case on a fully diluted basis. Prior to closing, Boundless Bio may declare a special cash dividend to its current stockholders to the extent its net cash is estimated, based on a reasonable, good faith approximation, to exceed zero at closing.
The transaction requires approval from stockholders of both companies, as well as continued Nasdaq listing of Boundless Bio’s common stock, effectiveness of a Form S-4 registration statement, and receipt of at least $200 million in gross proceeds from related financings by Serapha, among other closing conditions. In connection with the Merger, Boundless Bio stockholders will also be asked to approve a reverse stock split and an increase in authorized shares. Either party may terminate the agreement under certain circumstances, in which case a termination fee of $1.0 million may be payable by the terminating party.
In connection with the Merger, on June 23, 2026, the Company committed to a reduction in workforce of approximately 75% and communicated the plan to affected employees. The Company recognized a charge of approximately $2.8 million for the three and six months ended June 30, 2026, of which approximately $1.5 million was recorded in research and development expense and approximately $1.3 million was recorded in general and administrative expense. The Company had no associated liability as of December 31, 2025. During the six months ended June 30, 2026, the Company charged $2.8 million to expense and made no cash payments, resulting in a liability of $2.8 million recorded in accrued compensation as of June 30, 2026. The Company estimates aggregate one-time charges of approximately $3.0 million to $5.0 million, with the remainder to be recognized as the related services are rendered or the applicable conditions are met, in the second half of 2026.

Boundless Bio, Inc.
Notes to Condensed Financial Statements (Unaudited)

The transaction is expected to close in the fourth quarter of 2026. Following completion of the Merger, the combined company plans to focus on advancing
SERP-01,
an investigational in vivo base editing therapy for
Alpha-1
Antitrypsin Deficiency, and does not intend to continue development of any of Boundless Bio’s legacy product candidates.
If the Merger is not completed, Boundless Bio may continue to explore development opportunities for its ecDTx and pursue other strategic alternatives, including collaborations, financing opportunities or a transaction similar to the proposed Merger, or liquidation.
ATM Offering
On April 1, 2025, the Company entered into an Open Market Sale Agreement
SM
(the Sales Agreement) with Jefferies LLC (the Agent), under which the Company may, from time to time, sell shares of the Company’s common stock in “at the market” (ATM) offerings through or to the Agent, as sales agent or principal. The shares of common stock will be offered and issued pursuant to the Company’s shelf registration statement on Form
S-3
(File
No. 333-286302),
including the Sales Agreement prospectus contained therein, filed with the Securities and Exchange Commission (SEC) on April 1, 2025 and declared effective by the SEC on April 10, 2025. Pursuant to the Sales Agreement prospectus, the Company may sell shares of its common stock having an aggregate offering price of up to $14.5 million. Sales of the shares of common stock, if any, will be made at prevailing market prices at the time of sale, or as otherwise agreed with the Agent. The Agent will receive a commission from the Company of up to 3.0% of the gross proceeds of any shares of common stock sold under the Sales Agreement. The Company is not obligated to sell, and the Agent is not obligated to buy or sell, any shares of common stock under the Sales Agreement. No assurance can be given that the Company will sell any shares of common stock under the Sales Agreement, or, if it does, as to the price or amount of shares of common stock that it sells or the dates when such sales will take place. As of June 30, 2026, no shares had been sold under the Sales Agreement.
Liquidity
Since the Company commenced operations in 2018, it has devoted substantially all of its efforts and resources to organizing and staffing the Company, business planning, raising capital, building its proprietary Spyglass platform, discovering its ecDTx, developing its ecDNA diagnostic, establishing its intellectual property portfolio, conducting research, preclinical studies, and clinical trials, establishing arrangements with third parties for the manufacture of its ecDTx and related raw materials, and providing other general and administrative support for these operations. The Company does not have any products for sale and has not generated any revenue to date. The Company has funded its operations primarily from the sale and issuance of shares of its convertible preferred stock and common stock, including the net proceeds from the initial public offering (IPO) of its common stock completed on April 2, 2024.
As of June 30, 2026, the Company had cash, cash equivalents, and short-term investments of $72.6 million. During the six months ended June 30, 2026, the Company terminated its long-term headquarters lease effective May 31, 2026, involving a cash payment of approximately $10.0 million to the landlord, with the landlord separately retaining the Company’s security deposit of approximately $0.5 million. See Note 7—
Lease Agreements
for further information regarding the lease termination. Based on its current operating plan, and without giving effect to the anticipated pre-closing
cash dividend or the proposed Merger, the Company believes that its existing cash, cash equivalents, and short-term investments will be sufficient to fund its operations for at least twelve months from the issuance date of these unaudited condensed financial statements.
Since inception, the Company has incurred significant operating losses and negative cash flows from its operations and expects that it will continue to do so into the foreseeable future as it assesses potential

Boundless Bio, Inc.
Notes to Condensed Financial Statements (Unaudited)

development of, seeks regulatory approval for, and potentially commercializes its ecDTx, utilizes third parties to manufacture its ecDTx and related raw materials, potentially identifies additional development opportunities for its ecDTx, seeks to expand its therapeutic pipeline, and expands and protects its intellectual property. If the Company obtains regulatory approval for any of its ecDTx, it expects to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. The Company does not expect to generate any revenue from product sales until it successfully completes development of and obtains regulatory approval for one or more of its ecDTx, which the Company expects will take several years and may never occur. In May 2025, Boundless Bio announced that it discontinued the monotherapy arm and combination arms of
BBI-355
with third-party targeted therapies in the POTENTIATE trial based on initial trial data. Boundless Bio had been continuing to investigate
BBI-355
in combination with
BBI-825;
however, in January 2026, following a strategic portfolio review, Boundless Bio elected to cease enrollment of the POTENTIATE trial due to market considerations, clinical data, and prioritization of its
BBI-940
program. In June 2026, Boundless Bio announced that based on preliminary exposure data obtained in the early dose escalation cohorts of the
KOMODO-1
clinical trial, Boundless Bio believed that the observed pharmacokinetic exposure data did not support continued clinical development of
BBI-940.
As of June 30, 2026, the Company had an accumulated deficit of $296.9 million, and, during the six months ended June 30, 2026, the Company incurred a net loss of $37.2 million and had negative cash flows from operations of $35.9 million. If the Merger is not completed and the Company decides to develop any current or future ecDTx, it will need to acquire a substantial amount of additional funding until such time as it is able to generate significant revenues to fund its research and development activities and operations. Accordingly, the Company expects to finance its cash requirements through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses, and other similar arrangements. There can be no assurance that the Company will be successful in acquiring additional funding or that any additional funding would be sufficient to continue operations in future periods.
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and the requirements of the SEC for interim reporting. As permitted under those rules, certain footnote disclosures or other financial information that are normally required by U.S. GAAP have been condensed or omitted. The condensed financial statements are presented in U.S. dollars. Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) promulgated by the Financial Accounting Standards Board (FASB).
The condensed balance sheet as of June 30, 2026, the condensed statements of operations and comprehensive loss for the six months ended June 30, 2026 and 2025, the condensed statements of stockholders’ equity for the six months ended June 30, 2026 and 2025, and the condensed statements of cash flows for the six months ended June 30, 2026 and 2025 are unaudited. These unaudited condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments and the effects of the transactions described herein, necessary to present fairly the Company’s financial position, results of operations, and cash flows for the interim period presented. The financial data and the other financial information contained in these notes to the condensed financial statements are also unaudited. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026 or for any other future annual or interim period. The condensed balance sheet as of December 31, 2025 included herein was derived from the audited financial statements as of that date. The unaudited condensed financial statements and these notes thereto should be read in conjunction with the Company’s audited financial statements and the notes thereto included in the Company’s Annual Report on Form
10-K
for the year ended December 31, 2025 filed with the SEC on March 9, 2026 (the Company’s 2025
10-K).

Boundless Bio, Inc.
Notes to Condensed Financial Statements (Unaudited)

2.	Summary of Significant Accounting Policies
The Company’s significant accounting policies are disclosed in Note 2 to the audited financial statements included in the Company’s 2025 10-K. There were no material changes to the Company’s significant accounting policies during the six months ended June 30, 2026.
The Company qualifies as an “emerging growth company” (EGC) as defined in the Jumpstart Our Business Startups Act of 2012, as amended (JOBS Act). The JOBS Act permits EGCs such as the Company to take advantage of an extended transition period to comply with new or revised financial accounting standards applicable to public companies until those standards would otherwise apply to nonpublic companies. The Company has elected not to “opt out” of such extended transition period, which means that when an accounting standard is issued or revised and it has different application dates for public or nonpublic companies, the Company can adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and can do so until such time that it either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an EGC.
Segment Reporting
Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the chief operating decision-maker (CODM) in making decisions regarding resource allocation and assessing performance. The Company operates and manages its business as one reporting and one operating segment, which is the business of designing and developing ecDTx, for which no revenue has been recorded. All of the Company’s long-lived assets are located in the United States. The Company’s CODM is its Chief Executive Officer. For purposes of assessing the Company’s financial performance and making resource allocation decisions, the CODM reviews total expenses, as well as expenses by nature.
Recent Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The new guidance requires more detailed information about specified types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions on the face of the statement of operations on an annual and interim basis. This guidance is effective for the Company for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The new standard permits early adoption and can be applied prospectively or retrospectively. The Company is evaluating the effect that this guidance will have on its financial statements and related disclosures.

3.	Fair Value Measurements
The following tables summarize the Company’s financial assets measured at fair value on a recurring basis and their respective input levels based on the fair value hierarchy described in Note 2 to the audited financial statements included in the Company’s 2025 10-K (in thousands):

	Amount	Fair Value Measurements Using
As of June 30, 2026		Level 1	Level 2	Level 3
Assets
Money market funds (1)	$16,304	$16,304	$—	$—
U.S. government obligations (2)	52,413	—	52,413	—

Total fair value of assets	$68,717	$16,304	$52,413	$—

Boundless Bio, Inc.
Notes to Condensed Financial Statements (Unaudited)

(1)	Included in cash and cash equivalents on the balance sheets.
(2)	Included in short-term investments on the balance sheets.

		Fair Value Measurements Using
As of December 31, 2025	Amount	Level 1	Level 2	Level 3
Assets
Money market funds (1)	$16,100	$16,100	$—	$—
U.S. government obligations (2)	89,713	—	89,713	—

Total fair value of assets	$105,813	$16,100	$89,713	$—

(1)	Included in cash and cash equivalents on the balance sheets.
(2)	Included in short-term investments on the balance sheets.
The Company’s money market funds are classified as Level 1 because they are valued using quoted market prices. The Company’s investments consist of available-for-sale
securities and are classified as Level 2 because their value is based on valuations using significant inputs derived from or corroborated by observable market data. No Level 3 assets were held during the periods presented.
There were no transfers of assets between fair value levels for any period presented.

4.	Investments
The following tables summarize investments accounted for as available-for-sale securities (in thousands):

	As of June 30, 2026
	Acquisition Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Money market funds	$16,304	$—	$—	$16,304
U.S. government obligations	52,445	—	(32)	52,413

Total cash equivalents and investments	$68,749	$—	$(32)	$68,717

Classified as:
Cash equivalents				$16,304
Short-term investments				52,413

Total cash equivalents and investments				$68,717

	As of December 31, 2025
	Acquisition Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Money market funds	$16,100	$—	$—	$16,100
U.S. government obligations	89,649	64	—	89,713

Total cash equivalents and investments	$105,749	$64	$—	$105,813

Classified as:
Cash equivalents				$16,100
Short-term investments				89,713

Total cash equivalents and investments				$105,813

Boundless Bio, Inc.
Notes to Condensed Financial Statements (Unaudited)

On June 30, 2026 and December 31, 2025, the remaining contractual maturities of all the Company’s available-for-sale
investments were less than 12 months. As of June 30, 2026 and December 31, 2025, the Company has not established an allowance for credit losses for any of its available-for-sale
securities.
As of June 30, 2026, there were
eighteen available-for-sale
securities with an estimated fair value of $49.4 million in gross unrealized loss positions. As of December 31, 2025, there were no available-for-sale
securities in a gross unrealized loss position. Based on its review of these investments, the Company believes that the unrealized losses are attributable to changes in market interest rates and not to credit-related factors and therefore were not other-than-temporary in nature.

5.	Property and Equipment
Property and equipment, net consisted of the following (in thousands):

	As of June 30, 2026	As of December 31, 2025
Lab equipment	$2,641	$4,373
Computers and software	903	896
Leasehold improvements	51	1,054
Furniture and fixtures	—	1,853

Total property and equipment	3,595	8,176
Less accumulated depreciation and amortization	3,498	4,960

Property and equipment, net	$97	$3,216

Depreciation and amortization expense related to property and equipment was $1.3 million and $1.5 million for the three and six months ended June 30, 2026, respectively, and $0.3 million and $0.6 million for the three and six months ended June 30, 2025, respectively.
In connection with the termination of the Company’s headquarters lease effective May 31, 2026 (see Note 7—Lease Agreements), the Company shortened the estimated useful lives of the leasehold improvements at that facility to coincide with the termination date. This change in estimate resulted in additional depreciation expense of approximately $0.8 million during the three and six months ended June 30, 2026.
Separately, in connection with the Merger and the Company’s decision to wind down its research and development activities, the Company reassessed the estimated useful lives of certain property and equipment that are no longer expected to be used over their previously estimated service periods. As a result of shortening these useful lives, the Company recognized additional accelerated depreciation of approximately $0.3 million during the three and six months ended June 30, 2026, which is included in operating expenses in the condensed statements of operations and comprehensive loss.
In connection with the same facility exit, the Company determined that certain furniture and fixtures and laboratory equipment located at the facility would not be relocated and would be disposed of. The Company concluded these circumstances indicated that the carrying amounts of the affected assets may not be recoverable and, as the assets were not expected to generate future cash flows, wrote them down to their estimated fair value. The Company recognized impairment losses of $1.4 million on furniture and fixtures and $0.2 million on laboratory equipment, totaling $1.6 million, for the three and six months ended June 30, 2026, of which approximately $1.1 million was recorded in research and development expense and approximately $0.5 million was recorded in general and administrative expense in the condensed statements of operations and comprehensive loss. No impairment losses were recognized for the three and six months ended June 30, 2025.

Boundless Bio, Inc.
Notes to Condensed Financial Statements (Unaudited)

6.	Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consisted of the following (in thousands):

	As of June 30, 2026	As of December 31, 2025
Accounts payable	$1,051	$1,491
Accrued research and development costs	1,878	4,719
Other accrued liabilities	2,066	517

Total accounts payable and accrued liabilities	$4,995	$6,727

7.	Lease Agreements
2024 Lease
The Company was a party to a non-cancellable facility lease for approximately 80,168 square feet of laboratory and office space in San Diego, California (the 2024 Lease). The 2024 Lease had an initial lease term of 120 months, which commenced in November 2024, and provided the Company with the right to extend the term for an additional 60 months at expiry, which was not included in the lease term used for measurement. The 2024 Lease included obligations to make base rent payments and additional variable lease payments for the Company’s allocated share of variable costs associated with the operation and management of the property, which included utilities, property taxes, common area maintenance, and amenities costs. The 2024 Lease provided for a rent abatement period through July 2025.
The Company recorded an operating lease liability based on the present value of the lease payments using an estimated incremental borrowing rate of approximately 8.3%, as the 2024 Lease did not have a stated rate and the implicit rate was not readily determinable, and a corresponding right-of-use (ROU) asset. Management exercised judgment in estimating the incremental borrowing rate and in determining the lease term. The renewal option was evaluated at lease commencement and excluded from the lease term, as the Company was not reasonably certain to exercise the option.
The Company was required to maintain a security deposit under the 2024 Lease in the form of a standby letter of credit, which was collateralized by a restricted cash deposit of approximately $0.5 million. In April 2026, in connection with the termination described below, the Landlord drew on the letter of credit, and the related restricted cash was released. As of June 30, 2026, the Company had no restricted cash associated with the 2024 Lease.
Lease Termination and Facility Exit Costs
In April 2026, the Company entered into an Agreement for Termination of Lease and Voluntary Surrender of Premises (the Termination Agreement) with ARE-10933 North Torrey Pines, LLC (the Landlord), pursuant to which the parties agreed to terminate the 2024 Lease for the Company’s headquarters facility, located at 10955 Alexandria Way, San Diego, California, effective May 31, 2026. The original lease term, which would have run through October 2034, was shortened by approximately 100 months. In connection with the early termination, the Company paid a non-refundable termination payment of $10.0 million to the Landlord on April 10, 2026, and the Landlord retained the Company’s security deposit (in the form of a letter of credit) of approximately $0.5 million. Total termination consideration was $10.5 million.

Boundless Bio, Inc.
Notes to Condensed Financial Statements (Unaudited)

The early termination was accounted for as a lease modification that shortened the lease term under ASC 842. As of the modification date, the Company remeasured the lease liability to $11.7 million, representing the present value of the remaining lease payments, including the $10.5 million termination consideration, and reduced the ROU asset by an amount equal to the change in the lease liability. Because the ROU asset remained positive after the adjustment, no gain or loss was recognized at the modification date. The termination consideration is recognized as operating lease cost over the two-month
wind-down period ended May 31, 2026 through amortization of the modified ROU asset, resulting in wind-down operating lease cost of $6.2 million included in operating expenses in the condensed statements of operations for the three and six months ended June 30, 2026.
In connection with the early termination, the Company shortened the estimated useful lives of leasehold improvements at the facility to coincide with the May 31, 2026 termination date, resulting in accelerated depreciation of approximately $0.8 million included in operating expenses in the condensed statements of operations. The Company also recognized impairment losses on furniture and fixtures of $1.4 million and laboratory equipment of $0.2 million, as these assets will not be relocated from the facility. These impairment losses, totaling $1.6 million, are included in operating expenses
in the condensed statements of operations for the three and six months ended June 30, 2026.
Cash outflows related to the early termination and wind-down totaled approximately $11.2 million during the six months ended June 30, 2026, consisting of the $10.0 million termination payment and $1.2 million of monthly rent for the April–May wind-down period, and are classified within operating activities in the condensed statements of cash flows. The Landlord’s $0.5 million draw on the letter of credit collateralizing the Company’s security deposit is reflected as a reduction in restricted cash within the reconciliation of cash, cash equivalents, and restricted cash.
By the May 31, 2026 termination date, the modified ROU asset had been fully amortized and the modified operating lease liability had been fully settled. Accordingly, the Company had no ROU asset or operating lease liability related to the 2024 Lease as of June 30, 2026.
New Headquarters Lease
In April 2026, the Company entered into a lease for approximately 10,822 square feet of office and laboratory space in La Jolla, California (the 2026 Lease), to serve as its successor headquarters facility. The 2026 Lease has a term of 12 months and provides for fixed rent of approximately $56,000 per month, with the Company’s allocated share of operating costs (including utilities, property taxes, common area maintenance, and similar charges) treated as variable lease payments. The Company paid a security deposit of approximately $77,000, which is recorded within prepaid expenses and other current assets in the condensed balance sheet as of June 30, 2026.
Because the 2026 Lease has a term of 12 months or less and does not include an option to purchase the underlying asset that the Company is reasonably certain to exercise, the Company elected the short-term lease exception under ASC
842-20-25-2.
Accordingly, the Company did
not
record a ROU asset or lease liability for the 2026 Lease and recognizes lease payments as short-term lease cost on a straight-line basis over the lease term.
Lease Cost
Lease expense for the three months ended June 30, 2026 and 2025 totaled approximately $6.7 million and $2.4 million, respectively, consisting of operating lease cost of approximately $6.2 million and $1.8 million,

Boundless Bio, Inc.
Notes to Condensed Financial Statements (Unaudited)

short-term lease cost of approximately $46,000 and $0, and variable lease cost of approximately $0.4 million and $0.6 million, respectively. Lease expense for the six months ended June 30, 2026 and 2025 totaled approximately $9.2 million and $4.7 million, respectively, consisting of operating lease cost of approximately $8.1 million and $3.7 million, short-term lease cost of approximately $46,000 and $0, and variable lease cost of approximately $1.1 million and $1.0 million, respectively.
The Company paid approximately $13.4 million and $0.1 million for amounts included in the measurement of its operating lease liabilities for the six months ended June 30, 2026 and 2025, respectively (2026 consisting of the $10.5 million termination consideration and $2.9 million of monthly rent); all such amounts were included within operating activities in the condensed statements of cash flows.
Lease Commitments
As of June 30, 2026, the Company had no operating lease ROU assets or operating lease liabilities recorded in its condensed balance sheet, as the 2024 Lease was terminated effective May 31, 2026 and the 2026 Lease qualifies for the short-term lease exception. Accordingly, the Company had no future undiscounted operating lease payment obligations, weighted-average remaining lease term, or weighted-average discount rate to disclose as of June 30, 2026.
As of December 31, 2025, the 2024 Lease was the Company’s only lease. The operating lease liability was $49.0 million, the weighted-average remaining lease term was 8.8 years, and the weighted-average discount rate was 8.3%.

8.	Commitments and Contingencies
Contracts
The Company enters into contracts in the normal course of business with various third parties for preclinical research studies, clinical trials, testing, manufacturing, and other services. These contracts generally provide for termination upon notice and are cancellable without significant penalty or payment and do not contain any minimum purchase commitments.
Indemnification Agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with its officers and members of its board of directors that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as officers or directors. The maximum potential future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs because of these indemnification agreements. The Company has not accrued any liabilities related to such indemnification agreements in its financial statements as of June 30, 2026 or December 31, 2025 because it determined the likelihood of incurring a payment obligation pursuant to such agreements was not probable.
Litigation
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no matters currently outstanding for which any liabilities have been accrued. The Company was not a defendant in any lawsuit for the six months ended June 30, 2026 or the year ended December 31, 2025.

Boundless Bio, Inc.
Notes to Condensed Financial Statements (Unaudited)

9.	Common Stock
Common Stock Reserved for Future Issuance
Common stock reserved for future issuance consisted of the following (in thousands):

	As of June 30, 2026	As of December 31, 2025
Shares reserved for exercise of stock options issued and outstanding	5,945	4,234
Shares reserved for future issuance under the equity incentive plan	2,724	3,348
Shares reserved for future issuance under the employee stock purchase plan	493	303

Total	9,162	7,885

10.	Stock-Based Compensation
Equity Incentive Plan
In March 2024, the Company’s board of directors adopted, and the Company’s stockholders approved, the 2024 Incentive Award Plan (the Plan), which became effective in connection with the IPO and has a term of ten years. As of June 30, 2026, a total of 5,068,078 shares of common stock were authorized for issuance under the Plan, which includes a January 1, 2026 increase of 1,120,362 shares, pursuant to the evergreen provision of the Plan. See Note 10 to the audited financial statements included in the Company’s 2025 10-K for a description of the evergreen provision of the Plan. On June 30, 2026, 2,724,148 of these shares were available for grant under the Plan.
Prior to the adoption of the Plan, the Company had awarded common stock options under the 2018 Equity Incentive Plan (as amended, the Predecessor Plan). Under the provisions of the Plan, the shares subject to awards issued under the Predecessor Plan that were outstanding as of March 27, 2024, the effective date of the Plan, and that are subsequently cancelled or forfeited, will become available for issuance under, and will increase the number of shares that may be issued under, the Plan.
Repricing of Outstanding Options
In August 2024, the compensation committee of the Company’s board of directors, as administrator of the Plan and the Predecessor Plan, approved an option repricing (2024 Repricing), which was effective on August 19, 2024 (the Repricing Effective Date). The repricing applied to options to purchase up to an aggregate of 3,484,346 shares of the Company’s common stock with an exercise price per share in excess of the closing price per share of the Company’s common stock on the Repricing Effective Date, held by eligible employees of the Company that were granted under the Plan or the Predecessor Plan and were outstanding as of the Repricing Effective Date (the Repriced Options). As of June 30, 2026, Repriced Options to purchase up to an aggregate of 2,208,476 shares of the Company’s common stock remained outstanding. See Note 10 to the audited financial statements included in the Company’s 2025 10-K for a description of the 2024 Repricing.
Option Modifications in Connection with the Merger
On June 22, 2026, in connection with the entry into the Merger Agreement (see Note 1—Organization and Basis of Presentation), the Company amended all outstanding stock options granted under the Plan and the

Boundless Bio, Inc.
Notes to Condensed Financial Statements (Unaudited)

Predecessor Plan. The amendment (i) accelerated the vesting of all unvested options such that they became fully vested and exercisable as of June 22, 2026, (ii) extended the post-termination exercise period of the options until the later of (A) March 31, 2027 or, if the closing of the Merger occurs prior to that date, the date three months following the closing of the Merger, and (B) such later date provided in the applicable option agreement, and (iii) accelerated the premium end date applicable to the Repriced Options under the 2024 Repricing to June 22, 2026. The amendment affected options to purchase 5,945,008 shares of common stock held by 48 holders.
The Company accounted for the amendment as a modification under ASC 718 and recognized $2.0 million of stock-based compensation expense in connection with the amendment during the three and six months ended June 30, 2026, of which $1.5 million was recorded in general and administrative expense and $0.5 million was recorded in research and development expense. Total incremental compensation cost resulting from the modification was $0.4 million. The remainder consists of previously unrecognized compensation cost accelerated by the amendment, net of compensation cost previously recognized for options that were not expected to vest under their original terms, and of compensation cost measured at the modification-date fair value of those options. Fair values were estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions as of the modification date: expected term of 0.8 years, expected volatility of 98.8%, risk-free interest rate of 4.0%, and expected dividend yield of 0%.
Stock Options
Stock option activity under the Plan and the Predecessor Plan and certain other related information is as follows (in thousands except weighted-average exercise price and remaining term):

	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Term (years)	Aggregate- Intrinsic Value
Balance as of December 31, 2025	4,234	$5.22	7.4	$28
Granted	1,980	$1.27
Exercised	(33)	$1.08
Forfeited and expired	(236)	$5.04

Balance as of June 30, 2026	5,945	$2.81	3.8	$2,740

Vested and expected to vest at June 30, 2026	5,945	$2.81	3.8	$2,740

Exercisable as of June 30, 2026	5,945	$2.81	3.8	$2,740

Aggregate intrinsic value in the above table is the difference between the estimated fair value of the Company’s common stock as of either June 30, 2026 or December 31, 2025, and the exercise price of stock options that had exercise prices below that value.
For the Repriced Options, the weighted-average prices and intrinsic value information in the table above is calculated based on the exercise price per share that applied immediately prior to the Repricing Effective Date.
During the six months ended June 30, 2026, the total intrinsic value of stock options exercised was approximately $14,000. No options were exercised during the six months ended June 30, 2025.
Employee Stock Purchase Plan
The Company maintains the 2024 Employee Stock Purchase Plan (the ESPP). As of June 30, 2026, 492,641 shares of common stock were available for issuance under the ESPP. The Company issued and sold 34,610 and 85,568 shares under the ESPP during the six months ended June 30, 2026 and 2025, respectively.

Boundless Bio, Inc.
Notes to Condensed Financial Statements (Unaudited)

As of June 30, 2026, unrecognized compensation cost related to the ESPP was approximately $0.3 million. In connection with the Merger, the Company has suspended the ESPP and halted participant payroll deductions, and expects that a substantial portion of this cost will not be recognized.
Stock-Based Compensation Expense
Stock-based compensation expense, including the expense related to the ESPP, as recorded in the accompanying condensed statements of operations and comprehensive loss was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Research and development	$926	$642	$1,317	$1,357
General and administrative	2,296	1,051	3,276	2,133

Total stock-based compensation	$3,222	$1,693	$4,593	$3,490

As of June 30, 2026, there was no unrecognized compensation cost related to outstanding stock options, as the vesting of all outstanding options was accelerated in full on June 22, 2026 in connection with the Merger.
The weighted-average assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted during the periods indicated were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Expected option life (in years)	5.3	5.9	5.9	5.9
Assumed volatility	105.0%	105.0%	107.0%	105.0%
Assumed risk-free interest rate	4.2%	4.0%	4.0%	4.4%
Expected dividend yield	—	—	—	—
The weighted-average grant date per share fair value of options granted during the three months ended June 30, 2026 and 2025 were $1.12 and $0.89, respectively, and the weighted-average grant date per share fair value of options granted during the six months ended June 30, 2026 and 2025 were $1.05 and $1.89, respectively.

11.	Net Loss Per Common Share
The following table summarizes the calculation of basic and diluted net loss per common share attributable to common stockholders (in thousands, except per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net loss	$(23,693)	$(15,675)	$(37,248)	$(31,433)
Weighted-average shares of common stock used in computing net loss per share, basic and diluted	22,450	22,356	22,429	22,328

Net loss per share, basic and diluted	$(1.06)	$(0.70)	$(1.66)	$(1.41)

Boundless Bio, Inc.
Notes to Condensed Financial Statements (Unaudited)

The Company excluded the following potential shares of its common stock, presented based on amounts outstanding at each period end, from the calculation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect (in thousands):

	As of June 30,
	2026	2025
Options to purchase common stock	5,945	4,647

Total	5,945	4,647

12.	Segment Information
The CODM reviews the budget versus actual expense by nature of expense. The following table sets forth the Company’s segment loss disclosure for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
R&D – Compensation and benefits (excludes stock-based compensation)	$2,495	$3,217	$4,625	$6,512
R&D – Clinical trial costs	1,331	2,448	3,943	5,298
R&D – Outsourced services & Consulting	2,200	3,132	4,409	5,514
R&D – Lab and pharmacology supplies	67	256	210	546
R&D – Other costs (1)	629	440	1,009	1,036
G&A – Compensation and benefits (excludes stock-based compensation)	1,893	1,528	3,276	3,102
G&A – Professional service fees	2,266	810	3,047	1,807
G&A – Insurance	136	202	335	420
G&A – Other costs (2)	542	618	1,003	1,344
Facilities related	6,720	2,400	9,243	4,699
Stock-based compensation and depreciation	4,480	2,010	6,134	4,124
Impairment of property and equipment	1,625	—	1,625	—
Total operating expense	24,384	17,061	38,859	34,402

Loss from operations	(24,384)	(17,061)	(38,859)	(34,402)

Interest and other income, net	691	1,386	1,611	2,969

Segment net loss	$(23,693)	$(15,675)	$(37,248)	$(31,433)

(1)	Includes expenses such as software licenses, database subscriptions, lab service contracts, travel, and other costs.
(2)	Includes expenses such as travel, investor relations services, software licenses, employee training and development, and other costs.

13.	Subsequent Events
The Company has evaluated subsequent events through August 7, 2026, the date on which these unaudited condensed financial statements were issued.
See Note 1—Organization and Basis of Presentation for a description of the Merger Agreement entered into by the Company on June 22, 2026.
Other than the events described above and elsewhere in these condensed financial statements, the Company is not aware of any subsequent events requiring recognition or disclosure.

Independent Auditors’ Report

Board of Directors

Serapha Bio, Inc.:

Opinion

We have audited the financial statements of Serapha Bio, Inc. (the Company), which comprise the balance sheet as of June 30, 2026, and the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the period April 2, 2026 (inception) to June 30, 2026, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the period April 2, 2026 (inception) through June 30, 2026 in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations since inception and has an accumulated deficit, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

Boston, Massachusetts

August 31, 2026

SERAPHA BIO, INC.

BALANCE SHEET

(in thousands, except share and per share data)

June 30, 2026
Assets
Current assets:
Cash and cash equivalents	$138,002
Prepaid and other current assets	4

Total current assets	138,006
Deferred transaction costs	316

Total assets	$138,322

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$830
Accrued up-front license payment	85,000
Accrued expenses (related parties of $535 at June 30, 2026)	942

Total current liabilities	86,772
Warrant liability	79,365

Total liabilities	166,137

Commitments and contingencies (Note 6)
Series A convertible preferred stock, $0.00001 par value, 35,000,000 shares authorized, 30,668,708 shares issued and outstanding at June 30, 2026; liquidation value of $138,000	137,589

Series A-1 convertible preferred stock, $0.00001 par value, 25,000,000 shares authorized, no shares issued and outstanding at June 30, 2026	—
Stockholders’ deficit:
Common stock, $0.00001 par value, 100,000,000 shares authorized, 5,962,334 shares issued and outstanding at June 30, 2026	1
Additional paid-in capital	4,741
Accumulated deficit	(170,146)

Total stockholders’ deficit	(165,404)

Total liabilities, convertible preferred stock and stockholders’ deficit	$138,322

See accompanying notes to the audited financial statements

SERAPHA BIO, INC.

STATEMENT OF OPERATIONS

(in thousands, except share and per share data)

April 2, 2026 (inception) through June 30, 2026
Operating expenses:
Research and development	$267
Acquired in-process research and development	164,617
General and administrative	5,262

Total operating expenses	170,146

Net loss	$(170,146)

Share information:
Net loss per share of common stock, basic and diluted	$(46.01)

Weighted-average shares of common stock outstanding, basic and diluted	3,697,863

See accompanying notes to the audited financial statements

SERAPHA BIO, INC.

STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share data)

			Stockholders’ Deficit
	Series A convertible preferred stock		Common stock		Additional paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, April 2, 2026 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock	—	—	5,962,334	1	4,734	—	4,735
Stock-based compensation	—	—	—	—	7	—	7
Issuance of Series A convertible preferred stock at $4.50 per share, net of issuance costs of $412	30,668,708	137,589	—	—	—	—	—
Net loss	—	—	—	—	—	(170,146)	(170,146)

Balance, June 30, 2026	30,668,708	$137,589	5,962,334	$1	$4,741	$(170,146)	$(165,404)

See accompanying notes to the audited financial statements

SERAPHA BIO, INC.

STATEMENT OF CASH FLOWS

(in thousands)

April 2, 2026 (inception) through June 30, 2026
Cash flows from operating activities:
Net loss	$(170,146)
Adjustment to reconcile net loss to net cash used in operating activities:
Stock-based compensation	4,736
Acquired in-process research and development	164,617
Changes in operating assets and liabilities:
Accounts payable	213
Accrued expenses	580

Net cash used in operating activities	—

Cash flows from financing activities:
Proceeds from sale of Series A convertible preferred stock	138,000
Proceeds from the issuance of common stock	2

Net cash provided by financing activities	138,002

Net increase in cash and cash equivalents	138,002
Cash and cash equivalents at inception	—

Cash and cash equivalents at end of the period	$138,002

Supplemental disclosure of non-cash financing activities:
Proceeds from issuance of common stock in prepaid and other current assets	4
Deferred merger transaction costs in accounts payable	$316
Series A financing costs in accounts payable and accrued expenses	$412

See accompanying notes to the audited financial statements

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. Organization and Description of Business

Serapha Bio, Inc. (“Serapha” or the “Company”), a Delaware corporation incorporated on April 2, 2026, is a clinical-stage genetic medicines company committed to transforming the treatment of alpha-1 antitrypsin deficiency (“AATD” or “Alpha-1”), the leading genetic cause of serious, progressive lung and liver disease. Serapha’s only product candidate, SERP-01, is a proprietary base editing therapy currently in a Phase 1 clinical trial for the treatment of AATD with the PiZZ genotype, the most severe genetic mutation responsible for >90% of AATD cases. In May 2026, the U.S. Food and Drug Administration (“FDA”) granted SERP-01 orphan drug designation for the treatment of PiZZ AATD and Regenerative Medicine Advanced Therapy (“RMAT”) designation. In March 2026, the FDA cleared an investigational new drug application (“IND”) submitted by YolTech for SERP-01 in order to initiate a U.S. Phase 2/3 clinical trial, and Serapha intends to pursue development of SERP-01 in alignment with the FDA, including potentially seeking accelerated approval based on AATD biomarkers, such as restoration of serum AAT, as surrogate endpoints that may be reasonably likely to predict clinical benefit, subject to FDA agreement.

In June 2026, Serapha entered into an exclusive sub-licensable, royalty-bearing license agreement with YolTech Therapeutics Co. Ltd. (“YolTech”) under which Serapha obtained worldwide rights, excluding Greater China, to develop, manufacture and commercialize SERP-01 and other SERPINA1-directed product candidates (see Note 5) (the “YolTech License Agreement”).

In June 2026, the Company entered into an Agreement and Plan of Merger and Reorganization, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger and Reorganization (as amended, the “Merger Agreement”) with Boundless Bio, Inc., a Delaware corporation (“Boundless Bio”), pursuant to which, among other matters, Boulder Merger Sub Corp., a direct, wholly owned subsidiary of Boundless Bio, will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Boundless Bio and the surviving corporation of the merger (the “Merger”).

At the effective time of the Merger (the “Effective Time”), (a) each then-outstanding share of the Company’s common stock and the Convertible Preferred Stock (defined below) (together the “Company’s Capital Stock”) (including any shares of the Company’s common stock issued in the Company Pre-Closing Financing described below), excluding any shares of the Company’s Capital Stock held as treasury stock immediately prior to the Effective Time and any dissenting shares, will be converted into the right to receive a number of shares of Boundless Bio common stock, par value $0.0001 per share (the “Boundless Bio Common Stock”) and Boundless Bio Pre-Funded Warrants (as defined below) equal to the estimated exchange ratio of 8.6737, (b) each then-outstanding option to purchase shares of the Company’s common stock will be converted into and become an option to purchase shares of Boundless Bio Common Stock on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, (c) each then-outstanding restricted stock unit award covering shares of the Company’s common stock (each, a “Company RSU”) will be converted into and become a restricted stock unit award covering shares of Boundless Bio Common Stock (an “Assumed RSU”) on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, and (d) each then-outstanding and unexercised pre-funded warrant to purchase shares of the Company’s common stock (each, a “Company Pre-Funded Warrant”) will be converted into a pre-funded warrant to purchase shares of Boundless Bio Common Stock on the existing terms and conditions (each, a “Boundless Bio Pre-Funded Warrant”), subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant. If any shares of the Company’s common stock are unvested or subject to a repurchase option or risk of forfeiture at the Effective Time, then the shares of Boundless Bio Common Stock issued in exchange for such shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture. If the aggregate number of shares of Boundless Bio Common Stock that would otherwise be issued to a holder of Company’s Capital Stock at the Effective Time would exceed such holder’s Beneficial Ownership Limitation, Boundless Bio will issue to such holder shares of Boundless Bio

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

Common Stock up to such holder’s Beneficial Ownership Limitation and, in lieu of the excess shares, Boundless Bio Pre-Funded Warrants to purchase a number of shares of Boundless Bio Common Stock equal to such holder’s Remaining Entitlement.

Each share of Boundless Bio Common Stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares, subject to a proposed reverse stock split, will be unaffected by the Merger. Concurrently with the signing of the Merger Agreement, all options to purchase shares of Boundless Bio Common Stock (“Boundless Bio Options”) became fully vested and exercisable. Each Boundless Bio Option outstanding immediately prior to the Effective Time with an exercise price per share greater than $8.00 will be canceled for no consideration. Each other Boundless Bio Option will remain outstanding and exercisable in accordance with its terms (taking into account any equitable adjustment to reflect the Boundless Bio pre-closing cash dividend).

Based on the Company’s and Boundless Bio’s capitalization as of June 22, 2026 and considering Boundless Bio’s current cash position, each share of the Company’s Capital Stock is currently estimated to be entitled to receive approximately 8.6737 shares of Boundless Bio Common Stock. This estimated exchange ratio does not give effect to the proposed Boundless Bio reverse stock split and is subject to adjustment based on Boundless Bio’s estimated net cash calculated in accordance with the Merger Agreement at the closing of the Merger.

Going Concern and Liquidity

The Company has incurred losses since inception and has an accumulated deficit of $170.1 million as of June 30, 2026. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales from its product candidates currently in development. The Company believes that cash of $138.0 million as of June 30, 2026 ($53.0 million after giving effect to the payment to YolTech for the upfront YolTech License Agreement fee of $85.0 million (see Note 5)), is not sufficient to sustain planned operations through at least twelve months from the issuance date of these financial statements. As a result of these conditions, substantial doubt exists about the Company’s ability to continue as a going concern for one year from the date of these financial statements are issued. The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments related to the recoverability and classification of assets or the amount and classification of liabilities that might result from the outcome of this uncertainty.

The Company has historically financed its operations through the sale of its preferred stock. The Company intends to raise additional capital through sales of its equity. In connection with the execution and delivery of the Merger Agreement, certain investors entered into a securities purchase agreement, pursuant to which such persons have agreed to purchase shares of the Company’s common stock and Company Pre-Funded Warrants for an aggregate purchase price of approximately $92 million (the “Company Pre-Closing Financing”). The closing of the Company Pre-Closing Financing is subject to the satisfaction of customary closing conditions, and there are no assurances that such conditions will be achieved or that such financing or other strategic transactions will be available on acceptable terms, or at all. There can be no assurance that the Company will be able to obtain additional liquidity through the Company Pre-Closing Financing, in the public market, or other strategic transactions on acceptable terms or in an amount sufficient to enable the Company to satisfy its obligations or sustain operations in the future. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to further extend payables and indebtedness, reduce overhead, or scale back its current business plan until sufficient additional capital is raised to support further operations, or the Company will be forced to grant rights to develop and commercialize product candidates that it would otherwise prefer to develop and commercialize on its own. There can be no assurance that such a plan will be successful.

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company is subject to those risks associated with any specialty biotechnology company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development programs will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees and consultants.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying audited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Any references in these notes to applicable guidance are meant to refer to GAAP as found in Accounting Standards Codifications (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year, any other interim periods or any future year or period.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying financial statements include the fair value of the Company’s common stock, warrant to purchase Series A-1 preferred stock, stock-based compensation expense assumptions and accrued research and development expenses. As of June 30, 2026, the Company has not hired any contract research organizations or contract manufacturing organizations. Due to the uncertainty of factors surrounding the estimates or judgments used in the preparation of the financial statements, actual results may vary from these estimates. Estimates and assumptions are periodically reviewed, and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Segment Information

The Company operates and manages its business as a single segment for the purposes of assessing performance and making operating decisions. The Company’s Chief Executive Officer, who is the chief operating decision maker (“CODM”), reviews the Company’s financial information for purposes of evaluating financial performance and allocating resources.

Cash

The Company maintains cash in a checking account with federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses on its cash and cash equivalents and believes it is not exposed to significant risks with respect to its cash.

Fair-Value of Financial Instruments

The Company believes that the carrying amounts of financial instruments, which include accounts payable and accrued expenses, approximate fair value due to the short-term nature of those instruments.

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, which is held in checking account deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash.

Fair-Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Deferred Transaction Costs

Specific incremental legal, accounting and other fees and costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of such an offering. In the event the Merger does not occur or is significantly delayed, all of the costs will be expensed. As of June 30, 2026, there were $0.3 million of transaction costs, primarily consisting of legal fees, that were capitalized in other non-current assets on the balance sheet.

Classification of Convertible Preferred Stock

The Company has classified the Company’s Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”) and the Series A-1 Convertible Preferred Stock (the “Series A-1 Convertible Preferred Stock” and together with the Series A Convertible Preferred Stock, the “Convertible Preferred Stock”) outside of stockholders’ deficit on the Company’s balance sheet because the holders of such stock have certain redemption rights in the event of a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation) (see Note 7) that is not solely within the control of the Company and would require the redemption of the then-outstanding Convertible Preferred Stock. Costs incurred in connection with the issuance of Convertible Preferred Stock were recorded as a reduction of gross proceeds from issuance.

Because the occurrence of a Deemed Liquidation Event is not currently probable, the carrying values of the Convertible Preferred Stock are not being accreted to their redemption values. Subsequent adjustments to the

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

carrying values of the Convertible Preferred Stock would be made only when a Deemed Liquidation Event becomes probable.

Warrants to Acquire Common Stock

The Company accounts for common stock warrants as either equity classified or liability classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether the warrants meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Research and Development Costs

Research and development costs are expensed as incurred and principally consist of personnel costs as well as amounts paid to third parties for the provision of services for product candidate development and related supply costs. Upfront and milestone payments made to third parties in connection with agreements with third parties to license their technologies are generally expensed as incurred as acquired in-process research and development, up to the point of regulatory approval.

Acquired In-Process Research and Development Expenses

In-process research and development that is associated with a product that has not yet achieved regulatory approval and is acquired in a transaction that does not qualify as a business combination under GAAP is recorded as “Acquired in-process research and development” in the Company’s statement of operations in accordance with ASC Topic 730, Research and Development Expense (“ASC 730”), as the asset acquired does not have an alternative future use.

Development milestones are accounted for as contingencies and will be recorded when payment becomes probable and the amount is estimable. These milestones will be recorded to research and development expense at that time. Regulatory milestones are based on criteria post-completion of the underlying research and development and give rise to a future economic benefit and are capitalized as a definite-lived intangible asset amortized over its economic life. Sales-based milestones are triggered after the first commercial sale, and will be expensed once the milestone is probable. Royalties are recorded as cost of sales in the same period as the sales that generate them.

Stock-Based Compensation Expense

The Company measures employee and non-employee stock-based awards at their grant-date fair value and records compensation expense on a straight-line basis over the requisite service period of the awards. All stock-based compensation costs are recorded in the statement of operations based upon the underlying employees’ or non-employees’ roles within the Company. The Company accounts for forfeitures as they occur.

The fair value of the Company’s common stock is estimated by the Company’s board of directors, with input from management considering the most recently available third-party valuation of the Company’s common stock.

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

The expected term of stock options for employees is estimated using the “simplified method,” as the Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is the midpoint between the vesting date and the contractual term of the option. The contractual term is used as the expected term for stock options granted to non-employees. For stock price volatility, the Company uses comparable public companies as a basis for the expected volatility to calculate the fair value of option grants. The risk-free rate is based on the U.S. Treasury yield curve commensurate with the expected term of the option. The expected dividend yield is zero given the Company does not expect to pay dividends for the foreseeable future.

On June 22, 2026, the Company adopted the 2026 Equity Incentive Plan (the “Plan”). Awards may be made under the Plan covering up to 10,278,705 shares of common stock of the Company.

Net Loss per Share

Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. Diluted net loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as convertible preferred stock, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same as for basic net loss per share since when a net loss exists, potentially dilutive securities are not included in the calculation as their impact is anti-dilutive. The Convertible Preferred Stock entitles the holder to participate in dividends and earnings of the Company, and, if the Company were to recognize net income, it would have to use the two-class method to calculate earnings per share. The two-class method is not applicable during periods with a net loss, as the holders of the Convertible Preferred Stock have no obligation to fund losses.

As of June 30, 2026, the Company excluded the outstanding securities, summarized below (shown as common stock equivalents), from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive.

June 30, 2026
Shares of Convertible Preferred Stock	30,668,708
Unvested restricted stock	137,666
Warrant	11,688,455

Total	42,494,829

Comprehensive Loss

Comprehensive loss is defined as the change in stockholders’ deficit of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss includes net loss, as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. The Company’s comprehensive loss was equal to net loss for the period of April 2, 2026 (inception) to June 30, 2026.

Income Taxes

Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities and the expected benefits of net operating loss carryforwards. The impact of changes in tax

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

rates and laws on deferred taxes, if any, applied during the period in which temporary differences are expected to be settled, is reflected in the Company’s financial statements in the period of enactment. The measurement of deferred tax assets is reduced, if necessary, when based on the weight of the evidence, it is more likely than not that some, or all, of the deferred tax assets will not be realized. As of June 30, 2026, the Company has concluded that a full valuation allowance was necessary for all of its deferred tax assets. The Company’s policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense. The Company has no accruals for interest or penalties in the balance sheet as of June 30, 2026, and has not recognized interest or penalties in the statement of operations for the period of April 2, 2026 (inception) to June 30, 2026.

Recently Adopted Accounting Pronouncements

In September 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Non-cash Consideration from a Customer in a Revenue Contract.” This ASU excludes from the scope of derivative accounting certain contracts with underlyings that are based on the operations or activities of one of the parties to the contract. This ASU also clarifies that an entity receiving share-based noncash consideration from a customer that is consideration for the transfer of goods or services in a revenue contract is required to apply the guidance on noncash consideration in ASC 606. The standard is effective for annual and interim reporting periods beginning after December 16, 2026, with early adoption permitted. The standard may be applied using a prospective or modified retrospective transition approach. The Company adopted this standard effective April 2, 2026 (inception) during the quarter ended June 30, 2026 using the modified retrospective transition approach. The new scope exception in ASC Topic 815 was applied to the evaluation of contingent payments related to the YolTech License Agreement. The new accounting standard had no impact on the financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning after December 15, 2025. The Company adopted this standard on April 2, 2026.

Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures. This ASU requires public companies to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items. The amendments should be applied prospectively; however, retrospective application is also permitted. The Company plans to adopt this standard when it becomes effective on January 1, 2027. The Company is evaluating the impact this ASU may have on its financial statement disclosures.

3. Fair Value Measurements

There were no transfers among Level 1, Level 2 or Level 3 categories in the period of April 2, 2026 (inception) to June 30, 2026.

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair value (in thousands):

	June 30, 2026
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$—	—	$79,365	$79,365

Total liabilities measured at fair value	$—	$—	$79,365	$79,365

On June 12, 2026 the Company issued a pre-funded warrant to purchase 11,688,455 shares of the Series A-1 Convertible Preferred Stock to YolTech as partial consideration for the YolTech License Agreement (the “Warrant”) (see Note 7). The Company evaluated the Warrant and determined whether the Warrant should be an equity-classified or liability-classified instrument. The underlying Series A-1 Convertible Preferred Stock is puttable outside of the Company’s control, and, thus, the Warrant represents an obligation to repurchase the Series A-1 Convertible Preferred Stock by transferring assets. The Company determined that the Warrant should be classified as a non-current warrant liability recognized at its inception date fair value. The resulting aggregate fair value on the Warrant’s issuance date was determined to be $79.4 million. The fair value of the Warrant liability is classified within Level 3 of the fair value hierarchy, as the valuation incorporates significant unobservable inputs. The Company determines the fair value of the warrant liability using a scenario-based valuation method with inputs based on certain subjective assumptions, including (a) potential settlement scenarios and their relative probability weightings, (b) expected terms, (c) volatility and (d) the applicable discount rate.

There was no significant change in fair value between the initial valuation and the reporting period of June 30, 2026. A summary of quantitative information with respect to the valuation methodology and significant unobservable inputs used for the Company’s warrant liability that is categorized within Level 3 of the fair value hierarchy as of June 12, 2026 and June 30, 2026 is as follows:

Settlement Scenarios allocation:
Reverse merger	60.0%
Longer-term trade sale	40.0%
Expected time period
Reverse merger	0.6 years
Longer-term trade sale	2.0 years
Volatility
Reverse merger	82.0%
Longer-term trade sale	90.0%
Risk-free rate:
Reverse merger	3.8%
Longer-term trade sale	4.1%

The following table sets forth a summary of the changes in fair value of the Level 3 liabilities for the period of April 2, 2026 (inception) to June 30, 2026 (in thousands):

Warrant liability
Balance at April 2, 2026 (inception)	$—
Fair value recognized upon issuance of the Warrant	79,365

Balance at June 30, 2026	$79,365

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

4. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

June 30, 2026
Reimbursements to related parties	$535
Professional fees	407

$942

See Note 9 for further information on the reimbursements to related parties.

5. YolTech License Agreement

In June 2026, Serapha entered into the YolTech License Agreement. The YolTech License Agreement covers YolTech’s patents and know-how that are necessary or reasonably useful for the development, manufacture and commercialization of SERP-01 and other SERPINA1-directed product candidates. YolTech retains the rights in Greater China and continues to conduct the ongoing investigator-initiated trial as a collaboration between clinical sites in China and Germany.

Under the YolTech License Agreement, Serapha paid YolTech a non-refundable upfront payment of $85.0 million and issued YolTech a pre-funded warrant, exercise price of $0.00001, to purchase 11,688,455 shares of non-voting Series A-1 Convertible Preferred Stock (see Note 7). The Warrant had an estimated fair value of $79.4 million as of June 30, 2026. The upfront payment and fair value of the Warrant issued have been recorded as acquired in-process research and development in the Company’s statement of operations for the period of April 2, 2026 (inception) to June 30, 2026 since further development and regulatory approval of the licensed product candidates are necessary and there is no alternative use that the Company could benefit from. The upfront payment was recorded in accrued up-front license payment at June 30, 2026.

YolTech is also eligible to receive up to approximately $167.0 million in certain development and regulatory milestone payments and up to approximately $1.88 billion in sales-based milestone payments, as well as tiered royalties ranging from mid-single digit to low-teens on annual net sales of SERP-01 in the licensed territory. The royalty rates are subject to customary reductions, in each case subject to an aggregate floor. Royalties are payable on a product-by-product and country-by-country basis until the latest of the expiration of the last licensed patent covering the composition of matter, method of use or method of making of such applicable product in the applicable country, the tenth anniversary of the first commercial sale of the product in that country, and the expiration of applicable regulatory exclusivity.

The Company has requested that YolTech provide all additional technical and regulatory assistance reasonably necessary to enable the Company to file an IND in the Licensed Territory (as defined in the YolTech License Agreement) or to effect the transfer or assignment of YolTech’s Existing IND to the Company, in each case subject to the Company’s reimbursement of full time equivalent costs and out-of-pocket costs actually incurred by YolTech in providing such assistance. For the period from April 2, 2026 (inception) through June 30, 2026, the Company has incurred costs of $0.1 million to YolTech for these services recorded as research and development in the Company’s statement of operations for the period of April 2, 2026 (inception) to June 30, 2026.

The YolTech License Agreement also provides that, before the first Phase 3 topline data readout, Serapha must pay to YolTech a specified portion of certain proceeds from qualifying sublicensing transactions or a change of control (excluding financings, the Merger and similar transactions). During the term, each party is restricted from

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

developing competing SERPINA1-directed gene therapies, subject to customary acquisition-related exceptions. Serapha may terminate the YolTech License Agreement for convenience on prior notice, and each party may terminate for the other’s uncured material breach or insolvency; YolTech may also terminate in specified circumstances, including if Serapha challenges the licensed patents or does not conduct development or commercialization activities for an extended period. Upon expiration of the royalty term, Serapha’s licenses become fully paid-up, perpetual and royalty-free.

6. Commitments and Contingencies

Purchase Commitments

The Company enters into contracts in the normal course of business with contract research organizations, contract manufacturing organizations, universities, and other third parties for preclinical research studies, clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancellable by the Company upon prior written notice, although purchase orders for clinical materials are generally non-cancellable. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancellable obligations of the Company’s service providers, up to the date of cancellation or upon completion of a manufacturing run.

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

7. Convertible Preferred Stock, Warrants and Common Stock

Convertible Preferred Stock

In June 2026, the Company sold 30,668,708 shares of Series A Convertible Preferred Stock at an original issue price of $4.50 per share resulting in gross proceeds of $138.0 million (the “Series A Financing”).

The Series A Convertible Preferred Stock and Series A-1 Convertible Preferred Stock shall have the same rights, preferences, privileges and restrictions, except that the Series A-1 Convertible Preferred Stock shall be non-voting. The following is a summary of the rights, preferences, and terms of the Convertible Preferred Stock:

Dividends

The holders of the Convertible Preferred Stock are entitled to receive dividends payable when, as and if declared by the board of directors of the Company, with the holders of common stock, paid out of any assets or on the common stock of the Company, on an as-converted to common stock basis. The Company may not declare or pay dividends on common stock or other junior securities unless the holders of Convertible Preferred Stock receive, on a pro rata, as-converted basis, dividends at least equal to those payable on the common stock. No dividends on common stock were declared or paid from inception through June 30, 2026.

Voting

The holders of Series A Convertible Preferred Stock are entitled to vote on any matter presented to the stockholders of the Company. Each holder of outstanding shares of Series A Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

Convertible Preferred Stock are convertible. Series A-1 Convertible Preferred Stock has no voting rights. For as long as at least 15,334,197 shares of Series A Convertible Preferred Stock remain outstanding, holders of Series A Convertible Preferred Stock are entitled to elect five directors. The holders of common stock and Series A Convertible Preferred Stock, together as a single class, are entitled to elect the balance of the total directors of the Company on an as-converted basis. As of June 30, 2026, the Company had seven directors.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, including a Deemed Liquidation Event (as described below), the holders of Convertible Preferred Stock shall be entitled to be paid out of the consideration payable to stockholders before any payment shall be made to the holders of common stock, an amount equal to the greater of (a) the original issue price, plus any dividends declared but unpaid, or (b) such amount per share as would have been payable had all shares of Convertible Preferred Stock been converted into common stock immediately prior to liquidation, dissolution or winding up. As of June 30, 2026, the liquidation amount is $4.50 per share for Convertible Preferred Stock.

A Deemed Liquidation Event shall include a merger or consolidation in which the Company is a constituent party (other than one in which the current stockholders of the Company own a majority of the voting power of the outstanding shares of the surviving company) or the sale, lease, transfer, exclusive license or other disposition of all or substantially all of the business or assets of the Company.

Conversion

Each share of Convertible Preferred Stock is convertible into a number of shares of common stock equal to the original issue price divided by the conversion price, subject to adjustment for stock splits, stock dividends, combinations and similar recapitalizations, as well as certain anti-dilution adjustments in the event of issuances of equity securities at a price below the then-effective conversion price, as set forth in the Company’s Amended and Restated Certificate of Incorporation. The conversion price is $4.50 per share for Convertible Preferred Stock. As a result, as of June 30, 2026, each outstanding share of Convertible Preferred Stock is convertible into one share of common stock. The Convertible Preferred Stock automatically converts to common stock upon (a) an initial public offering resulting in a pre-money valuation of the Company of at least $250 million and at least $50 million in gross proceeds to the Company; or (b) upon a closing of a business combination between the Company and a public company pursuant to the public company acquiring 100% of the Company’s outstanding equity (including a reverse merger).

The Series A Convertible Preferred Stock is subject to a special mandatory conversion (pay-to-play) provision under which a holder that does not participate in a qualified financing to the extent of its pro rata amount will have its Series A Convertible Preferred Stock automatically converted into common stock at a reduced ratio of one-tenth of the otherwise-applicable conversion ratio.

Redemption

The Convertible Preferred Stock does not have redemption rights, except upon a Deemed Liquidation Event — generally a merger, consolidation, or sale of substantially all of the Company’s assets resulting in a change of control — in which case the holders of Series A Convertible Preferred Stock are entitled to receive their liquidation preference before any distribution to common stockholders, and, if the event occurs and the Company does not dissolve within a specified period, the requisite holders may elect to have their shares redeemed for that amount.

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

Warrants

On June 12, 2026, the Company issued the Warrant to purchase 11,688,455 shares of Series A-1 Convertible Preferred Stock as part of the consideration for the license representing 19.9% of the Company’s fully-diluted capitalization immediately after the initial closing of the Series A Financing. The Warrant has an exercise price of $0.00001 per share (equal to par value) which is deemed prepaid and satisfied in full by the value transferred by YolTech under the YolTech License Agreement. The Warrant’s share number is subject to automatic upward adjustment during the Anti-Dilution Period (as defined in the Warrant Subscription Agreement) to preserve the 19.9% ownership level; the Anti-Dilution Period terminates on the earliest of (a) the Company’s aggregate capital raise (inclusive of the Series A Financing) equaling or exceeding $400 million and (b) the consummation of a Going Public Event (IPO, reverse merger, or direct listing on NASDAQ, NYSE or a comparable exchange). Exercise of the Warrant is subject to a beneficial ownership cap equal to 9.9% of the Company’s common stock outstanding. The Warrant expires on the tenth anniversary of the Effective Date (as defined in the Warrant Subscription Agreement) and, unless YolTech elects otherwise, is subject to automatic exercise immediately prior to expiration. Upon consummation of a Going Public Event, the Warrant is not exercised, converted, or extinguished; rather, its underlying security is automatically adjusted from Series A-1 Convertible Preferred Stock to the Company’s common stock (of the Company in the case of an IPO or direct listing, or of the public company in the case of a reverse merger, in either case on a share-for-share basis using the applicable then-current conversion or exchange ratio).

Common Stock

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. Unless required by law, there shall be no cumulative voting. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Convertible Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder.

8. Stock-Based Compensation

On June 22, 2026, the Company adopted the Plan. Awards may be made under the Plan covering up to 10,278,705 shares of common stock of the Company. As of June 30, 2026, there were 10,278,705 shares available to be granted.

Common Stock

The Company issued 1,862,334 shares of common stock to an investor with a fair value of $2.54 per share. The shares are fully vested with no forfeiture provision, and the total fair value of $4.7 million was immediately expensed to general and administrative expense in the Company’s statement of operations for the period of April 2, 2026 (inception) to June 30, 2026.

Restricted Stock

The Company has issued restricted common stock to non-employee consultants in exchange for their continued service. The shares vest ratably over four years for non-employee consultants and are subject to repurchase by the Company at the original purchase price in the event the non-employee consultant ceases to provide services during the vesting period. Vested shares have additional restrictions related to transferring while shares of common stock remain outstanding. In the period of April 2, 2026 (inception) to June 30, 2026, the Company granted 137,666 shares of restricted common stock, at $0.001 per share, that were unvested as of June 30, 2026.

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

The estimated grant-date fair value of the restricted stock was $2.54 per share, which is the determined fair value of the underlying common stock, for a total of $0.3 million, which will be expensed over the vesting period of the restricted stock. For the period of April 2, 2026 (inception) to June 30, 2026, $0.007 million was expensed to research and development expense in the Company’s statement of operations. At June 30, 2026, the unrecognized compensation cost related to the restricted stock was $0.3 million, which is expected to be recognized as an expense on a straight-line basis over approximately 3.96 years.

9. Related-Party Transactions

In June 2026, the Company’s majority common stockholders participated in the Convertible Preferred Stock financing for a combined $66.0 million. Additionally, as of June 30, 2026, the Company owed these investors $0.5 million for reimbursement of consulting expenses incurred prior to the Company’s financing.

On June 2, 2026, Serapha entered into a three-year Services Agreement (the “Carnot Services Agreement”) with Carnot Pharma, LLC (“Carnot”), an entity controlled by RA Capital Management, L.P. Funds affiliated with RA Capital Management, L.P. hold 16.8% of the Company’s securities on a fully diluted basis. Pursuant to the Carnot Services Agreement, Carnot provides certain research and development, general corporate preparatory and other services to Serapha in connection with its clinical trials. Serapha pays Carnot for services performed and costs incurred. For the period of April 2, 2026 (inception) to June 30, 2026, the Company incurred $0.1 million of costs related to this agreement.

10. Income Taxes

The Company has incurred losses, all in domestic jurisdictions, since inception and has not recorded current or deferred income taxes.

A reconciliation of income tax benefit at the U.S. federal statutory rate and income taxes as reflected in the financial statements is as follows:

	April 2, 2026 (inception) through June 30, 2026
Federal income tax provision at statutory rate	(35,731)	21%
Change in valuation allowances	34,736	(20)%
Nondeductible expenses	995	(1)

Effective tax rate	—	—%

Significant components of the Company’s deferred tax assets and liabilities for federal income taxes were as follows (in thousands):

June 30, 2026
Deferred tax assets
Intangible asset	$45,047
Net operating losses	566

Total gross deferred tax assets before valuation allowance	45,613
Valuation allowance	(45,517)

Total deferred tax assets	96

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2026
Deferred tax liabilities:
Restricted shares	(96)

Total deferred tax liabilities	(96)

Net deferred tax assets and liabilities	$—

The Company records a valuation allowance against its deferred tax assets when it is more likely than not that realization will not occur. The realization of deferred tax assets depends upon the Company’s ability to generate future taxable income or other tax planning strategies available in the relevant taxing jurisdiction. In evaluating the realizability of its deferred tax assets, management must determine whether there will be sufficient taxable income to allow for the realization of deferred tax assets. Based upon the historical and anticipated future losses, management has determined that the deferred tax assets do not meet the more-likely-than-not threshold for realizability. As a result, the Company recorded a valuation allowance against its deferred tax assets as of June 30, 2026. The valuation allowance increased by $45.5 million during the period from April 2, 2026 (inception) through June 30, 2026.

As of June 30, 2026, the Company had federal net operating loss (“NOL”) carryforwards of $2.1 million, which will be carried forward indefinitely to offset future taxable income, subject to an 80% limitation of taxable income annually. In addition, the Company had state NOLs of $2.1 million, which also carry forward indefinitely.

As of June 30, 2026, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s financial statements. The Company is generally subject to a three-year statute of limitations for federal and state jurisdictions.

Under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an ownership change, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company became a loss corporation as defined in Section 382 of the Code. Future changes in the Company’s capital ownership, which may be outside of the Company’s control, may trigger an ownership change. In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an ownership change. If an ownership change has occurred or does occur in the future, utilization of the net operating loss carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability for the Company.

11. Segment Reporting

The Company has one reportable segment relating to the research and development of its AATD research programs.

The CODM manages the Company’s operations on a total basis and uses net loss for the allocation of resources and the assessment of performance. Although the Company’s financial reporting package that is reviewed and approved by the CODM disaggregates significant expenses, such as program-level expenses, decisions made by the CODM are based upon reviewing operating metrics and performance indications at the Company-wide level and net loss. The CODM uses net loss to evaluate loss generated from the Company’s business activities in deciding how to allocate company resources and in monitoring budget versus actual results.

SERAPHA BIO, INC.

NOTES TO THE FINANCIAL STATEMENTS

The table below is a summary of significant expense categories regularly provided to the CODM (in thousands):

April 2, 2026 (inception) through June 30, 2026
Operating Expenses
Research and development:
AATD research and development costs	$267
Acquired in-process research and development	164,617
General and administrative costs	5,262

Total operating expenses	$170,146

12. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through August 31, 2026, the issuance date of these financial statements, and has not identified any events requiring disclosure except as noted below.

In July 2026, the first development milestone of $10.0 million under the YolTech License Agreement was achieved based upon the determination of the safety review committee and will be recorded to research and development expense by the Company.

Annex A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

BOUNDLESS BIO, INC.;

BOULDER MERGER SUB CORP.;

and

SERAPHA BIO, INC.

Dated as of June 22, 2026

A-i

A-ii

A-iii

Exhibits:

Exhibit A-1	Form of Parent Stockholder Support Agreement
Exhibit A-2	Form of Company Stockholder Support Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Subscription Agreement
Exhibit D	Certificate of Merger, including certificate of incorporation of the Surviving Corporation attached as Exhibit A thereto, incorporated by reference into this Agreement
Exhibit E	Form of Company Stockholder Written Consent

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of June 22, 2026, by and among BOUNDLESS BIO, INC., a Delaware corporation (“Parent”), BOULDER MERGER SUB CORP., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and SERAPHA BIO, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.1.

RECITALS

A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B. The Parties intend that, (i) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and/or a transfer within the meaning of Section 351(a) of the Code, and (ii) this Agreement will constitute, and is hereby adopted as, a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

C. The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and the constructive issuance by the Company of shares of Company Common Stock to stockholders of Parent (as reflected in Rule 145(a) of the Securities Act) (the “Constructive Issuance”) and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and thereby approve the Parent Stockholder Matters, including the Contemplated Transactions.

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the officers and directors set forth on Section A of the Parent Disclosure Letter (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A-1 (the “Parent Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Parent Capital Stock in favor of the approval of this Agreement and thereby approve the Contemplated Transactions, and, if deemed necessary by Parent, an amendment to Parent’s certificate of incorporation to effect the Nasdaq Reverse Split and any other matters, and against any competing proposals.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Letter (solely in their capacity as stockholders of the Company), collectively representing the Required Company Stockholder Vote, are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit A-2 (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

H. Prior to the Effective Time, the officers and directors of the Company listed on Section B of the Company Disclosure Letter are executing lock-up agreements in substantially the form attached hereto as Exhibit B (the “Lock-Up Agreement,” and collectively, the “Lock-Up Agreements”).

I. It is expected that, within two Business Days following the date the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Parent, in substantially the form attached hereto as Exhibit E (the “Company Stockholder Written Consent”), in order to obtain the Required Company Stockholder Vote.

J. Concurrently with, or prior to, the execution and delivery of this Agreement, certain investors are executing and entering into a Series A Preferred Stock Purchase Agreement among the Company and the Persons named therein (as may be amended, restated and/or superseded from time to time, the “Series A Financing Agreement”), pursuant to which such Persons will invest in a private placement of the Company Preferred Stock (the “Series A Financing”).

K. Concurrently with the execution and delivery of this Agreement, certain investors are executing and delivering a Securities Purchase Agreement in the form attached hereto as Exhibit C among the Company and the Persons named therein (including as may be amended, restated and/or superseded from time to time, the “Subscription Agreement”), pursuant to which such Persons will agree to purchase, in the amounts set forth therein, shares of Company Capital Stock (the “Company Pre-Closing Financing”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

ARTICLE I.

DEFINITIONS AND INTERPRETATIVE PROVISIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement (including this Section 1):

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Parent relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Accrued Pre-Closing Tax Amount” means any accrued and unpaid Taxes of Parent and its Subsidiaries for Tax periods (or portions thereof) ending on or before the Closing Date either (a) for which the applicable Tax

Returns have not been filed as of the Closing Date or (b) that have been shown as due but not paid on Tax Returns that have been filed as of the Closing Date, in each case, (1) determined on a jurisdiction-by-jurisdiction basis, in an amount not less than zero with respect to any Tax in any jurisdiction or period, (2) computed without taking into account any refunds or overpayments (or credits in lieu thereof), (3) computed taking into account estimated payments, Tax attribute carryovers and carryforwards solely to the extent that it is at least “more likely than not” that such payments, carryovers, or carryforwards are available to reduce Taxes or taxable income, as applicable, for such period, (4) determined in accordance with the past accounting methods and practices of Parent and its Subsidiaries, except to the extent that any such method or practice is not supportable at a “more likely than not” or higher level of comfort, (5) determined by excluding any Tax credits transferred pursuant to Section 6418 of the Code (or any corresponding, similar or analogous provision of state, local or non-U.S. Law), and (6) with respect to any period that includes but does not end on the Closing Date, the amount allocated to the portion of such period ending on or before the Closing Date shall be: (i) in the case of Taxes that are based upon or related to income, sales, proceeds, profits, receipts, wages, compensation, or similar items and all other Taxes that are not imposed on a periodic basis, be deemed equal to the amount of such Taxes which would be payable if the taxable period of Parent and its Subsidiaries ended as of the close of business on the Closing Date based on an interim closing of the books (except that exemptions, allowances, and deductions that are otherwise calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing) shall be apportioned on a daily basis); and (ii) in the case of Taxes not described in clause (i), imposed on a periodic basis, be deemed equal to the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal; provided, that “Acquisition Inquiry” shall not include any inquiry, indication of interest or request for information relating to any Parent Legacy Transaction.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party; provided, that “Acquisition Proposal” shall not include any offer or proposal relating to any Parent Legacy Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than any Parent Legacy Transaction, the Series A Financing, or the Company Pre-Closing Financing) involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (ii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries, or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Affordable Care Act” means the Patient Protection and Affordable Care Act.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Parent and the Company.

“Business Day” means any day other than a day on which banks in the State of California or New York are authorized or obligated to be closed.

“Cancelled Parent Option” means each Parent Option with a per share exercise price greater than $8.00 (determined prior to any equitable adjustment to reflect the Parent Pre-Closing Dividend).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Section 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a) and 3.6(d).

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries (a) sponsors, maintains, administers, or contributes to, (b) may reasonably be expected to have any Liability, or (c) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries), but excluding any Employee Plan in which the Company or any of its Subsidiaries participates that is sponsored by any professional employer organization.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1 (Due Organization; Subsidiaries), 3.2 (Organizational Documents), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required), 3.5(a)(i) (Non-Contravention), and 3.20 (No Financial Advisors).

“Company IP Rights” means all Intellectual Property rights that are owned or purported to be owned by, assigned to, exclusively licensed to, or controlled by the Company or its Subsidiaries that are necessary for, or used or held for use in, the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights other than any confidential information provided under confidentiality agreements.

“Company Key Employee” means any executive officer of the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions (other than any representation or warranty the purpose of which is to expressly address the consequences of the execution and delivery of this Agreement, the consummation of the Contemplated Transaction or the performance of the obligations hereunder), (b) the taking of any action, or the failure to take any action, by the Company that is expressly required to comply with the terms of this Agreement, (c) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in generally accepted accounting principles in the United States (“GAAP”) or applicable Law or the interpretation thereof, (e) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate, or (f) any failure of the Company to meet any projections, business plans or forecasts (provided that this clause (f) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); except in each case with respect to clauses (c), (d), (e) and (f) to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Merger Shares” means the product determined by multiplying (a) the Post-Closing Parent Shares by (b) the Company Allocation Percentage, in which:

(a) “Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Parent Valuation.

(b) “Company Allocation Percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation.

(c) “Company Equity Value” means $73,700,000.

(d) “Company Outstanding Shares” means, without duplication, the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time (including any shares of Company Common Stock or Company Preferred Stock that are issued in, or issuable upon the exercise or conversion of securities issued in, the Company Pre-Closing Financing, the Series A Financing, Series A-1 Preferred Stock equal to the Company Series A-1 Preferred Stock Initial Amount or any additional Series A-1 Preferred Stock in excess of the Company Series A-1 Preferred Stock Remeasurement Maximum Amount), expressed on a fully diluted and as-converted-to-Company Common Stock basis assuming, without limitation or duplication, the exercise of all Company Options, Company Warrants or other rights or commitments to receive shares of Company Common Stock or Company Preferred Stock (or securities convertible or exercisable into shares of Company Common Stock or Company Preferred Stock), whether conditional or unconditional or vested or unvested, that are outstanding as of immediately prior to the Effective Time, provided that “Company Outstanding Shares” shall exclude a number of Company Series A-1 Preferred Stock issued or issuable upon the exercise of the Yoltech Warrant equal to the Company Series A-1 Preferred Stock Remeasurement Maximum Amount.

(e) “Company Pre-Closing Financing Minimum Amount” means $200,000,000.

(f) “Company Pre-Closing Financing Proceeds” means the aggregate gross cash proceeds actually received by the Company from the Company Pre-Closing Financing.

(g) “Company Series A-1 Preferred Stock Initial Amount” means a number of shares of Company Series A-1 Preferred Stock underlying the Yoltech Warrant equal to up to 11,688,455 shares, representing the Share Number (as defined in the Yoltech Warrant) determined pursuant to the terms of the Yoltech Warrant in connection with the consummation of the Series A Financing.

(h) “Company Series A-1 Preferred Stock Remeasurement Maximum Amount” means a number of shares of Company Series A-1 Preferred Stock underlying the Yoltech Warrant equal to up to 5,888,538 shares, representing the number of shares added to the Company Series A-1 Preferred Stock Initial Amount pursuant to the adjustment mechanics set forth in Section 1(b)(i) of the Yoltech Warrant in connection with the consummation of subsequent Remeasurement Events prior to the expiration of the Anti-Dilution Period (each as defined in the Yoltech Warrant).

(i) “Company Valuation” means the sum of the Company Equity Value plus the Company Pre-Closing Financing Proceeds.

(j) “Exchange Ratio” means the ratio (rounded to four decimal places) equal to the quotient obtained by dividing (i) the Company Merger Shares by (ii) the Company Outstanding Shares.

(k) “Parent Allocation Percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the Parent Valuation by (ii) the Aggregate Valuation.

(l) “Parent Equity Value” means $12,500,000.

(m) “Parent Net Cash Deficiency” means, if Parent Net Cash is less than $0, then the amount, if any, that $0 exceeds the Parent Net Cash, calculated as of the Cash Determination Time.

(n) “Parent Net Cash Surplus” means, if Parent Net Cash is greater than $0, then the amount, if any, that the Parent Net Cash exceeds $0, calculated as of the Cash Determination Time.

(o) “Parent Outstanding Shares” means, without duplication, (including, without limitation, the effects of the Nasdaq Reverse Split, if completed) the total number of shares of Parent Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis and as converted to Parent Common Stock basis and assuming, without limitation or duplication, the issuance of shares of Parent Common Stock in respect of all Continuing Parent Options, warrants or other rights or commitments to receive shares of Parent Common Stock or Parent Preferred Stock (or securities convertible or exercisable into shares of Parent Common Stock or Parent Preferred Stock, but excluding any Parent Capital Stock issuable in accordance herewith), whether conditional or unconditional, that are outstanding as of immediately prior to the Effective Time. Notwithstanding any of the foregoing, no Cancelled Parent Options shall be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares.

(p) “Parent Valuation” means (i) the Parent Equity Value, minus (ii) the Parent Net Cash Deficiency (if any), plus (iii) the Parent Net Cash Surplus (if any); provided, that in no event shall the Parent Valuation exceed $15,000,000. For the avoidance of doubt, the Company Pre-Closing Financing Proceeds shall not be included in the calculation or determination of the Parent Valuation or any component thereof.

(q) “Post-Closing Parent Shares” means the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Preferred Stock” means the shares of the Company’s capital stock designated as preferred stock, including the Company Series A Preferred Stock and the Company Series A-1 Preferred Stock.

“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Company Series A Preferred Stock” means a series of the Company’s preferred stock designated as Series A Preferred Stock, $0.00001 par value per share.

“Company Series A-1 Preferred Stock” means a series of the Company’s preferred stock designated as Series A-1 Preferred Stock, $0.00001 par value per share.

“Company Stock Plans” means any equity incentive plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person that may be adopted by the Company from time to time following the date hereof.

“Company Triggering Event” shall be deemed to have occurred if, at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote: (a) the Company Board shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.

“Company Warrants” means warrants to purchase shares of Company Capital Stock issued by the Company.

“Confidentiality Agreement” means the mutual non-disclosure agreement dated as of May 14, 2026, between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger, the Constructive Issuance and the other transactions contemplated by this Agreement (other than any Parent Legacy Transaction and the Parent Charter Amendment), the Company Pre-Closing Financing and the Nasdaq Reverse Split (to the extent applicable and deemed necessary by Parent and the Company).

“Continuing Parent Option” means each Parent Option outstanding immediately prior to the Effective Time that is not a Cancelled Parent Option.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Delisting Event” means (i) the filing of a Form 25 with respect to the shares of Parent Common Stock by Parent or Nasdaq with the SEC, or (ii) any other cessation of listing of the Parent Common Stock on Nasdaq, whether or not a Form 25 has been filed yet.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (b) other plan, program, policy or arrangement providing for stock options, stock purchases, equity-based compensation, bonuses (including any annual bonuses and retention bonuses) or other incentives, severance pay, deferred compensation, employment, compensation, change in control or transaction bonuses, supplemental, vacation, retirement benefits (including post-retirement health and welfare benefits), pension benefits, profit-sharing benefits, fringe benefits, life insurance benefits, perquisites, health benefits, medical benefits, dental benefits, vision benefits, and all other employee benefit plans, agreements, and arrangements, not described in (a) above; and (c) all other plans, programs, policies or arrangements providing compensation to employees, consultants and non-employee directors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b), (c), (m) or (o) of the Code.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excepted Contract” means any and all (a) non-exclusive licenses for generally unmodified and commercially available shrink-wrap, click wrap and off-the-shelf software, (b) Contracts that (i) have expired on their own terms and have no continuing obligations, rights or interests (other than obligations to maintain confidentiality in the ordinary course of business), (ii) have been assigned to a third party (and to which a Party is no longer a party and has no obligations, rights or interests (other than obligations to maintain confidentiality in the ordinary course of business)) or (iii) were terminated prior to the date hereof that do not have any continuing obligations, rights or interests (other than obligations to maintain confidentiality in the ordinary course of business), (c) non-disclosure agreements entered into (i) in the Ordinary Course of Business by a Party, as applicable or (ii) in connection with discussions, negotiations, and transactions related to this Agreement or any transactions that were evaluated or pursued as an alternative to the transactions contemplated hereby, in each case, unless such non-disclosure agreements contain provisions requiring disclosure under Section 3.13(a)(ii), (d) materials transfer agreements and clinical trial agreements entered into in the Ordinary Course of Business by a Party, (e) Contracts with non-exclusive licensees that are (i) ancillary to a sale of products or services to customers or (ii) incidental to the provision of services from contract manufacturers, suppliers, distributors or other service providers, or (f) Contracts between a Party and its employees on such Party’s standard form thereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means: (a) United States, foreign and international patents, patent applications, including all provisionals, non-provisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, (e) formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not, and (f) all United States and foreign rights arising under or associated with any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, (a) with respect to an individual, that such individual is actually aware of the relevant fact, and (b) with respect to any Person that is an Entity the Knowledge of any executive officer of such Person as of the date such knowledge is imputed.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“License Agreement” means that certain Exclusive License Agreement, dated June 12, 2026, by and between the Company and YolTech Therapeutics Co., Ltd., as amended or modified from time to time, pursuant to which the Company acquires intellectual property rights related to YOLT-202.

“Merger Sub Board” means the board of directors of Merger Sub.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.

“Nasdaq” means The Nasdaq Stock Market.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practice or, with respect to the Company, the customary practices of a recently formed company at a similar stage of development, including adoption of a Company Employee Plan; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Parent shall also include actions required to effect and effecting any Parent Legacy Transaction.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Associate” means any current employee, independent contractor, officer or director of Parent or any of its Subsidiaries.

“Parent Balance Sheet” means the audited balance sheet of Parent as of December 31, 2024, included in Parent’s Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.

“Parent Capitalization Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 4.6(a) and 4.6(d).

“Parent Common Stock” means the common stock, $0.0001 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent is a party, (b) by which Parent or any Parent IP Rights or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation or (c) under which Parent has or may acquire any right or interest.

“Parent Employee Plan” means any Employee Plan that Parent or any of its Subsidiaries (a) sponsors, maintains, administers, or contributes to, (b) may reasonably be expected to have any Liability, or (c) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of Parent or any of its Subsidiaries (or their spouses, dependents, or beneficiaries), but excluding any Employee Plan in which the Parent or any of its Subsidiaries participates that is sponsored by any professional employer organization.

“Parent ESPP” means the Parent 2024 Employee Stock Purchase Plan.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 4.1 (Due Organization; Subsidiaries), 4.2 (Organizational Documents), 4.3 (Authority; Binding Nature of Agreement), 4.4 (Vote Required), 4.5(a)(i) (Non-Contravention), and 4.21 (No Financial Advisors).

“Parent IP Rights Agreement” means any Contract governing, related or pertaining to any Parent IP Rights that are exclusively in-licensed or out-licensed by Parent.

“Parent IP Rights” means all Intellectual Property owned, licensed or controlled by Parent that is necessary for, or used or held for use in, the operation of the business of Parent.

“Parent Key Employee” means (i) an executive officer of Parent; and (ii) any employee of Parent that reports directly to the Parent Board or to an executive officer of Parent.

“Parent Legacy Business” means the business of Parent as conducted at any time prior to the date of this Agreement, including but not limited to business related to the assets listed on Section 1.1(a) of the Parent Disclosure Letter.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following, alone or in combination, shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions (other than any representation or warranty the purpose of which is to expressly address the consequences of the execution and delivery of this Agreement, the consummation of the Contemplated Transaction or the performance of the obligations hereunder), (b) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Parent that is expressly required to comply with the terms of this Agreement, (d) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which Parent and its Subsidiaries operate or (g) any failure of Parent to meet any projections, business plans or forecasts (provided that this clause (g) shall not prevent a determination that any change or effect underlying such failure to meet projections, business plans or forecasts has resulted in a Parent Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Parent Material Adverse Effect)); except, in each case with respect to clauses (d), (e), (f) and (g), to the extent materially and disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent or any of its Subsidiaries operate. Notwithstanding the above, a

Delisting Event shall constitute a Parent Material Adverse Effect, provided that the Company has not refused or unreasonably delayed its consent to reasonable actions by Parent to maintain the listing of Parent Common Stock on Nasdaq.

“Parent Net Cash” means without duplication, (a) Parent’s unrestricted cash and cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, including any proceeds actually received from the Parent Legacy Transaction prior to the Calculation Date, plus (b) all prepaid expenses, accounts, interests, other receivables and deposits (excluding, for the avoidance of doubt, any Tax refunds) set forth on Section 1.1(a) of the Parent Disclosure Letter, minus (c) the sum of unpaid consolidated short-term and long-term contractual obligations and liabilities accrued by Parent as of the Closing Date, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, minus (d) the aggregate amount (without duplication) of all fees and expenses incurred by Parent prior to the Effective Time in connection with the negotiation, execution and delivery of this Agreement and the Contemplated Transactions or any Parent Legacy Transaction, including: (i) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of Parent in connection with the Contemplated Transactions or any Parent Legacy Transaction; (ii) 50% of the fees paid to the SEC in connection with filing the Registration Statement and any amendments and supplements thereto, with the SEC; (iii) 50% of the fees and expenses in connection with the printing, mailing and distribution of the Proxy Statement and any amendments and supplements thereto; (iv) any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that are due or payable to any director, officer, employee or consultant as a result of the consummation of the Contemplated Transactions or any Parent Legacy Transaction, together with any payroll Taxes associated therewith; (v) the costs associated with obtaining the “D&O tail policy” pursuant to Section 6.7, in each case, to the extent unpaid as of the Effective Time; and (vi) the dividend of any excess Parent Net Cash (to the extent declared and unpaid) and all costs and expenses associated therewith, minus (e) all remaining rent payments and fees and expenses associated with terminating the Parent Real Estate Leases, minus (f) the Accrued Pre-Closing Tax Amount, minus (g) all costs and expenses relating to the winding down of the Parent Legacy Business, including the sale, license or other disposition of any or all of the Parent Legacy Business to the extent unpaid as of the Closing (including, without limitation, the Post-Closing Welfare Plan Continuation Expense, if any), minus (h) to the extent not declared and paid prior to delivery of the Parent Net Cash Schedule and without double-counting, the Parent Pre-Closing Dividend Amount, plus (i) $500,000 for each month, or portion thereof, after November 22, 2026 by which Closing is delayed primarily as a result of the Company’s failure to provide Company Required S-4 Information, which amount shall begin accruing on November 23, 2026; provided, however, that if any portion of the fees and expenses described in subclauses (ii), (iii), and (iv) of clause (d) have been paid by Parent prior to the Effective Time in an amount greater than Parent’s share of such fee and expense described in subclauses (ii), (iii), and (iv), then (x) such portion in excess of Parent’s shares of such fee and expense described in subclauses (ii), (iii), and (iv) shall not be deducted by reason of subclauses (ii), (iii), and (iv) of clause (d), and (y) such portion shall be added to the calculation of Parent Net Cash. For avoidance of doubt, the calculation of Parent Net Cash may result in a number below $0.

“Parent Options” means options or other rights to purchase shares of Parent Common Stock granted by Parent, including pursuant to any Parent Stock Plan.

“Parent Preferred Stock” means the shares of Parent’s capital stock designated as preferred stock, par value $0.0001 per share of Parent.

“Parent Registered IP” means all Parent IP Rights that are owned or exclusively licensed by Parent that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Parent Triggering Event” shall be deemed to have occurred if, prior to the approval of this Agreement and the Contemplated Transactions by Parent’s stockholders and subject to Section 6.3(c): (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation, (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change or subject to Section 6.3(e), publicly proposed, endorsed or recommended any Acquisition Proposal or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by the appropriate proceedings and for which adequate reserves will be or have been made on the financial statements of the Company or the Parent Balance Sheet, as applicable, in accordance with GAAP (in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet), (b) minor non-monetary liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or Parent, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies for amounts that are not yet due and payable and (f) liens arising under applicable securities Law.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means information that is considered “personally identifiable information,” “personal information,” “personal data,” “clinical trial data,” “consumer health data,” or any similar term by any applicable Privacy Laws.

“Privacy Laws” mean Laws relating to privacy, data security, data breach notification, or the processing of Personal Information.

“Registration Rights Agreement” means that certain registration rights agreement, dated as of the date hereof, by and among the Company and the several investors signatory thereto.

“Representatives” means with respect to a Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

“Subsidiary” means, with respect to an Entity, a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of this Agreement, (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof and any termination or break up fees and conditions to consummation), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.

“Tax” means any U.S. federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, environmental tax, excise tax, ad valorem tax, transfer tax, conveyance tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, social security tax, customs duty, licenses tax, alternative or add-on minimum or other tax or similar charge, duty, levy, fee, tariff, impost, obligation or assessment in the nature of a tax (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof).

“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Yoltech Warrant” means that certain Company Warrant, dated as of June 12, 2026, issued to YolTech Therapeutics Co., Ltd. in connection with the License Agreement.

(a) Each of the following terms is defined in the Section set forth opposite such term:

Terms	Section
AAA	2.8(f)
Accounting Firm	2.8(f)
Agreement	Preamble
Allocation Certificate	6.15
Assumed Option	6.5(a)
Assumed Warrant	6.5(b)
Capitalization Date	4.6(a)
Cash Determination Time	2.8(a)

Terms	Section
Certificate of Merger	2.3
Certifications	4.7(a)
Closing Date	2.3
Closing	2.3
Company 409A Plan	3.17(j)
Company Board Adverse Recommendation Change	6.2(d)
Company Board Recommendation	6.2(c)
Company Disclosure Letter	Section 3
Company Material Contract	3.13(a)
Company Material Contracts	3.13(a)
Company Permits	3.14(b)
Company Product Candidates	3.14(d)
Company Real Estate Leases	3.11
Company Regulatory Permits	3.14(d)
Company Required S-4 Information	6.1(d)
Company Stockholder Support Agreement	Recital
Company Stockholder Written Consents	6.2(a)
Company Termination Fee	10.3(b)
Company Valuation Calculation	2.8(b)
Company Valuation Delivery Date	2.8(b)
Company Valuation Determination Time	2.8(b)
Company Valuation Dispute Notice	2.8(c)
Company Valuation Response Date	2.8(c)
Company Valuation Schedule	2.8(b)
Company	Preamble
Costs	6.7(a)
D&O Indemnified Parties	6.7(a)
Dispute Notice	2.8(c)
Drug/Device Regulatory Agency	3.14(b)
Effective Time	2.3
Employment-Related Laws	3.17(k)
End Date	10.1(b)
Exchange Agent	2.7(a)
FDA	3.14(b)
FDCA	3.14(c)
Form S-4	6.1(a)
Intended Tax Treatment	2.10
Liability	3.9
Lock-Up Agreement	Recital
Lock-Up Agreements	Recital
Merger Consideration	2.5(a)(ii)
Merger Sub	Preamble
Merger	Recital
Nasdaq Fees	6.9
Nasdaq Listing Application	6.9
Ordinary Course Agreement	3.16(g)
Parent 409A Plan	4.17(j)
Parent Board Adverse Recommendation Change	6.3(c)
Parent Board Recommendation	6.3(b)
Parent Charter Amendment	2.4(a)(iv)
Parent Disclosure Letter	Section 4

Terms	Section
Parent Intervening Event	6.3(c)
Parent Legacy Transaction	5.1(c)
Parent Material Contract	4.13(a)
Parent Material Contracts	4.13(a)
Parent Net Cash Calculation	2.8(a)
Parent Net Cash Schedule	2.8(a)
Parent Notice Period	6.3(c)
Parent Permits	4.14(b)
Parent Pre-Closing Dividend	5.1(c)(ii)
Parent Pre-Closing Dividend Amount	5.1(c)(ii)
Parent Product Candidates	4.14(d)
Parent Real Estate Leases	4.11
Parent Regulatory Permits	4.14(d)
Parent SEC Documents	4.7(a)
Parent Stock Plans	4.6(c)
Parent Stockholder Matters	6.3(a)
Parent Stockholder Meeting	6.3(a)
Parent Stockholder Support Agreement	Recital
Parent	Preamble
Parent Termination Fee	10.3(c)
PHSA	3.14(c)
Post-Closing Welfare Plan	6.6(b)
Post-Closing Welfare Plan Continuation Expense	6.6(b)
Pre-Closing Period	5.1(a)
Proxy Statement	6.1(a)
Registration Statement	6.1(a)
Required Company Stockholder Vote	3.4
Required Parent Stockholder Vote	4.4
Response Date	2.8(c)
SEC Documents	6.16
Series A Financing	Recital
Series A Financing Agreement	Recital
Stockholder Notice	6.2(b)
Subscription Agreement	Recital
Surviving Corporation	Section 2
Tax Certificates	6.10(c)
Transaction Litigation	6.4(c)
WARN Act	3.17(k)

Section 1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract (except for references to any agreements or Contracts listed on the Parent Disclosure Letter or Company Disclosure Letter) are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. The Exhibits to this Agreement, the Parent Disclosure Letter and the Company Disclosure Letter are integral parts of the interpretation of this Agreement, but only Exhibit D (including Exhibit A to such Exhibit) is incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted or substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Letter and the Parent Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 and Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been (a) posted to and continuously made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party or its Representatives to the other Party or its Representatives via electronic mail or in hard copy form prior to the execution of this Agreement. The inclusion of any information in the Company Disclosure Letter or the Parent Disclosure Letter (or any update thereto) shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or is outside the Ordinary Course of Business.

ARTICLE II.

DESCRIPTION OF TRANSACTION

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 2.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

Section 2.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10, and subject to the satisfaction or waiver of the conditions set forth in Section 7, Section 8 and Section 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable

(but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7, Section 8 and Section 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, (i) the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance attached hereto as Exhibit D and incorporated herein by reference (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

Section 2.4 Organizational Documents; Directors and Officers.

(a) At the Effective Time:

(i) The certificate of incorporation of the Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(ii) The bylaws of the Surviving Corporation shall be identical to the bylaws of the Company as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws; and

(iii) The directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be such persons as are designated by the Company prior to the Effective Time.

(iv) The certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) change the name of Parent to a name designated by the Company at least five days prior to the Effective Time, (ii) effect the Nasdaq Reverse Split (to the extent applicable and necessary), (iii) increase the number of shares of Parent Capital Stock that Parent is authorized to issue to a number determined by the Company, such amount to be sufficient to allow for consummation of the Contemplated Transactions, and (iv) make such other changes as are mutually agreeable to Parent and the Company (such amendment, the “Parent Charter Amendment”);

(v) The directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 6.12; and

Section 2.5 Conversion of Company, Merger Sub Equity Securities.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i) any shares of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 2.5(c), each share of Company Capital Stock (including any shares of Company Capital Stock issued pursuant to the Company Pre-Closing Financing or the Series A Financing) outstanding immediately prior to the Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to Section 2.5(a)(i)) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (collectively, the “Merger Consideration”).

(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Capital Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Capital Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Parent Capital Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (on a per position basis) shall receive from Parent, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.7 and any accompanying documents as required therein: (i) one share of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

(d) All Company Options outstanding immediately prior to the Effective Time shall be treated in accordance with Section 6.5(a). All Company Warrants outstanding immediately prior to the Effective Time shall be treated in accordance with Section 6.5(b).

(e) Each share of common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation. Each book entry share of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f) If, between the date of this Agreement and the Effective Time, the outstanding Company Capital Stock or Parent Capital Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options, Company Warrants and Parent Capital Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Capital Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

Section 2.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such Company Capital Stock shall be made on such stock transfer books after the Effective Time.

Section 2.7 Surrender of Company Capital Stock.

(a) On or prior to the Closing Date, Parent and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Capital Stock issuable pursuant to Section 2.5(a) in exchange for Company Capital Stock.

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that (A) delivery of physical stock certificates representing shares of Company Capital Stock, (the “Company Stock Certificates”) shall be effected, and risk of loss and title shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent, and (B) a holder of uncertificated shares of Company Capital Stock shall not be required to deliver Company Stock Certificates and in lieu thereof, the Exchange Agent shall receive an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may require), with respect to such uncertificated shares of Company Capital Stock) and (ii) instructions for effecting the surrender of Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for book-entry shares of Parent Capital Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate or uncertificated shares of Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Capital Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and Section 2.5(c) and (B) the Company Stock Certificate or uncertificated shares of Company Capital Stock so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.7(b), each Company Stock Certificate or uncertificated shares of Company Capital Stock shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Parent Capital Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Capital Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate or any Parent Capital Stock issued in exchange therefor as Parent may reasonably request.

(c) No dividends or other distributions declared or made with respect to Parent Capital Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Capital Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or uncertificated shares of Company Capital Stock or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Parent Capital Stock deposited with the Exchange Agent that remain undistributed to holders of Company Capital Stock as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Capital Stock who have not theretofore surrendered their Company Stock Certificates or uncertificated shares of Company Capital Stock in accordance with this Section 2.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Capital Stock and any dividends or distributions with respect to shares of Parent Capital Stock.

(e) No Person shall be liable to any holder of any Company Capital Stock or to any other Person with respect to any shares of Parent Capital Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

Section 2.8 Calculation of Net Cash and Company Valuation.

(a) No later than seven Business Days prior to the earlier of (i) the anticipated date for the Parent Stockholder Meeting or (ii) the intended declaration of the Parent Pre-Closing Dividend, in each case as mutually agreed in good faith by Parent and the Company (the “Calculation Date”), Parent will deliver to the Company a schedule (the “Parent Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of the components of Parent Net Cash (the “Parent Net Cash Calculation,” and the date of delivery of such schedule being the “Parent Net Cash Schedule Delivery Date”) as of 11:59 p.m. on the Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”) prepared and certified, via certificate in the form reasonably acceptable to the Company, by Parent’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Parent). Parent shall make available to the Company (electronically to the greatest extent possible) as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Parent Net Cash Schedule and, if reasonably requested by the Company, Parent’s internal finance personnel and its accountants and counsel at reasonable times during Parent’s normal business hours and upon reasonably advanced written notice. The Parent Net Cash Calculation shall include Parent’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Exchange Ratio. During the period beginning on the Parent Net Cash Schedule Delivery Date and ending on the Calculation Date, the Company shall have an opportunity to review the Parent Net Cash Schedule and Parent shall reasonably cooperate with the Company in good faith to respond to any questions regarding the Parent Net Cash Schedule raised by the Company; provided that this shall in no way limit or otherwise affect the Company’s remedies under this Agreement or otherwise, or constitute an acknowledgement by the Company of the accuracy of the amounts reflected therein. Notwithstanding anything else in this Agreement, either Parent or the Company may require Parent to deliver a new Parent Net Cash Schedule if the Closing Date is more than 30 days after the Calculation Date, which date of delivery shall be deemed the “Calculation Date” hereunder.

(b) No later than five Business Days before the Closing, the Company will deliver to Parent a schedule (the “Company Valuation Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculation of the Company Valuation, the Company Pre-Closing Financing Proceeds and the Company Outstanding Shares (the “Company Valuation Calculation,” and the date of delivery of such schedule being the “Company Valuation Delivery Date”) as of 11:59 p.m. on the last Business Day prior to the Anticipated Closing Date (the “Company Valuation Determination Time”), in the form set forth on Schedule 2.8(b) to the Company Disclosure Letter. The Company shall make available to Parent (electronically to the greatest extent possible) as reasonably requested by Parent, the work papers and back-up materials used or useful in preparing the Company Valuation Schedule and, if reasonably requested by Parent, the Company’s internal finance personnel and its accountants and counsel at reasonable times during the Company’s normal business hours and upon reasonably advanced written notice. During the period beginning on the Company Valuation Delivery Date and ending on the Company Valuation Response Date, Parent shall have an opportunity to review the Company Valuation Schedule and the Company shall reasonably cooperate with Parent in good faith to respond to any questions regarding the Company Valuation Schedule raised by Parent; provided that this shall in no way limit or otherwise affect Parent’s remedies under this Agreement or otherwise, or constitute an acknowledgement by Parent of the accuracy of the amounts reflected therein.

(c) No later than three Business Days after the Parent Net Cash Schedule Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Parent Net Cash Calculation by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Parent Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions. No later than three Business Days after the Company Valuation Delivery Date (the last day of such period, the “Company Valuation Response Date”), Parent shall have the right to dispute any part of the Company Valuation Calculation by delivering a written notice to that effect to the Company (a “Company Valuation Dispute Notice”) and any Company Valuation Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Company Valuation Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(d) If, on or prior to the Response Date, the Company notifies Parent in writing that it has no objections to the Parent Net Cash Calculation or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 2.8(c), then the Parent Net Cash Calculation as set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement. If, on or prior to the Company Valuation Response Date, Parent notifies the Company in writing that it has no objections to the Company Valuation Calculation or, if on the Company Valuation Response Date, Parent fails to deliver a Company Valuation Dispute Notice as provided in Section 2.8(c), then the Company Valuation Calculation as set forth in the Company Valuation Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Valuation at the Company Valuation Determination Time for purposes of this Agreement.

(e) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement. If Parent delivers a Company Valuation Dispute Notice on or prior to the Company Valuation Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Company Valuation Calculation, which agreed upon Company Valuation Calculation shall be deemed to have been finally determined for purposes of this Agreement.

(f) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash as of the Cash Determination Time or the Company Valuation Calculation as of the Company Valuation Determination Time, in each case pursuant to Section 2.8(e) within three days after delivery of the Dispute Notice or the Company Valuation Dispute Notice, as applicable (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Parent Net Cash or the Company Valuation Calculation shall be referred to an independent auditor of recognized national standing jointly selected by Parent and the Company. If the parties are unable to select an independent auditor within five days, then either Parent or the Company may thereafter request that the New York, New York office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Parent and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Parent Net Cash Schedule and the Dispute Notice and the Company Valuation Schedule and the Company Valuation Dispute Notice, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five Business Days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Parent and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash or the Company Valuation Calculation made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.8(f). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Parent Net Cash or the Company Valuation Calculation that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Net Cash or the Company Valuation Calculation. If this Section 2.8(f) applies as to the determination of the Parent Net Cash at the Cash Determination Time or to the

determination of the Company Valuation Calculation as of the Company Valuation Determination Time, as applicable, upon resolution of the matter in accordance with this Section 2.8(f), the Parties shall not be required to determine Parent Net Cash or the Company Valuation Calculation again even though the Closing may occur later than the Anticipated Closing Date.

Section 2.9 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

Section 2.10 Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income Tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and/or a transfer within the meaning of Section 351(a) of the Code (the “Intended Tax Treatment”). The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

Section 2.11 Withholding. Each of the Exchange Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law; provided that, with respect to any non-compensatory amounts, the Exchange Agent, Parent, Merger Sub and the Surviving Corporation shall use commercially reasonable efforts to (i) promptly notify such Persons of any intention to withhold any portion of such consideration and (ii) cooperate with any requests by such Persons to reduce or eliminate any such withholding to the extent permitted by applicable Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. All payments made under this Agreement that constitute compensation to employees for services for Tax purposes shall be made through the payroll of the Surviving Corporation or Parent, as applicable.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the written disclosure document delivered by the Company to Parent (the “Company Disclosure Letter”) concurrently with the execution of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Due Organization; Subsidiaries.

(a) The Company is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b) The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries and the Company does not own any capital stock or membership interests of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity. The Company is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

Section 3.2 Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company. The Company is not in breach or violation of its Organizational Documents in any material respect.

Section 3.3 Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions, subject to obtaining the Required Company Stockholder Vote. The Company Board has (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.4 Vote Required. The affirmative vote (or written consent) of (a) the holders of a majority of the shares of Company Capital Stock outstanding on the record date, voting as a single class on an as-converted basis, and (b) the holders of a majority of the shares of Company Series A Preferred Stock outstanding on the record date and entitled to vote thereon, voting as a separate class, is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions (collectively, the “Required Company Stockholder Vote”). No interest in the Company is subject to any appraisal or dissenters’ rights in connection with the Contemplated Transactions.

Section 3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company, or any of the assets owned or used by the Company, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of the Company, or any of the assets owned, leased or used by the Company;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).

(b) Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, and (iv) the filing of the pre-merger notification report under the HSR Act, the Company was not, is not, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) No state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions.

Section 3.6 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, 35,000,000 shares of Series A Preferred Stock, and 25,000,000 shares of Series A-1 Preferred Stock, of which 6,100,000, 30,668,708 and no shares respectively have been issued and are outstanding as of the date hereof. The Company does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, the Company’s capital stock is held by the Persons and in the amounts set forth in Section 3.6(a) of the Company Disclosure Letter, which further sets forth for each such Person (i) the name of such Person and the number of shares held, (ii) the class and series of such shares, and (iii) whether such Person is or has ever been an employee. Each share of Company Preferred Stock is convertible into one share of Company Common Stock. There are no declared or accrued but unpaid dividends with respect to any shares of the Company’s capital stock and the Company has never declared or paid any dividend or other distribution.

(b) All of the outstanding Company Capital Stock as set out in Section 3.6(a) of the Company Disclosure Letter have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Capital Stock or other securities. Section 3.6(b) of the Company Disclosure Letter accurately and completely describes all repurchase rights held by the Company with respect to Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) The Company has entered into an employment agreement pursuant to which the Company will reserve a number of shares equal to 5% of the fully-diluted issued and outstanding Company Capital Stock through the closing of the Pre-Closing Financing, which awards will be issued under the Company’s 2026 Equity Incentive Plan (the “Stock Plan”). As of the date hereof, there are no other Company Options or other equity awards issued, outstanding or subject to executed employment agreements.

(d) Except as set forth on Section 3.6(d) of the Company Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Company Capital Stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any Company Capital Stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e) All outstanding Company Capital Stock, Company Options and other securities of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) The Company Capital Stock are uncertificated.

Section 3.7 Financial Statements.

(a) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal controls consistent with the practices of similarly situated private companies over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(b) Section 3.7(b) of the Company Disclosure Letter lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company.

(c) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Letter, between the date of its incorporation and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Parent pursuant to

Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

Section 3.9 Absence of Undisclosed Liabilities. Since the date of its incorporation, the Company does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), whether or not required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against (or to be disclosed, reflected or reserved against) in the financial statements of the Company, (b) normal and recurring current Liabilities that have been incurred by the Company since the date hereof in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of the Company under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions, and (e) Liabilities described in Section 3.9 of the Company Disclosure Letter.

Section 3.10 Title to Assets. The Company owns and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including all tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

Section 3.11 Real Property; Leasehold. The Company does not own and has never owned any real property, nor is the Company party to any agreement to purchase or sell any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by the Company or to the Company’s Knowledge, the other party thereto.

Section 3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Letter is an accurate, true and complete listing of all Company Registered IP.

(b) Section 3.12(b) of the Company Disclosure Letter accurately identifies (i) all Company Contracts pursuant to which any Company IP Rights are licensed to the Company (other than Excepted Contracts) and (ii) whether the license or licenses granted to the Company are exclusive or nonexclusive.

(c) The Company is not bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP Rights anywhere in the world.

(d) The Company exclusively owns or licenses all right, title and interest to and in Company IP Rights (other than Excepted Contracts), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Intellectual Property for the Company has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company and confidentiality provisions protecting trade secrets and confidential information of the Company.

(iii) To the Knowledge of the Company, no current or former stockholder, officer, director or employee of the Company has any claim, right (whether currently exercisable, or exercisable in the future) or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (B) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iv) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company has an ownership interest, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution owning such Company IP Rights or the right to receive royalties or other remuneration for the practice of such Company IP Rights as of the date of this Agreement.

(v) The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as confidential or a trade secret.

(vi) The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.

(e) The Company has delivered or made available to Parent, a complete and accurate copy of all Company IP Rights Agreements. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company and in full force and effect, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) the Company, and to the Knowledge of the Company, no other party to any such agreement, is not in breach or default thereof in any material respect.

(f) To the Knowledge of the Company, the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by the Company does not violate any license or agreement between the Company and any other third party, and, to the Knowledge of the Company, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Patents owned by Company within the Company IP Rights, or otherwise violating any Company IP Rights Agreement.

(g) As of the date of this Agreement, the Company or its licensor is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Company IP Rights. The Company or its licensor has not received any written notice asserting that any Company IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that the Company has otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company IP Rights.

(h) Each item of Company Registered IP is and at all times has been filed and maintained in compliance in all material respects with all applicable Law and all filings, payments and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. All Company Registered IP is subsisting, and to the Knowledge of the Company, all Company Registered IP that is issued or granted is valid and enforceable.

(i) To the Knowledge of the Company, no registered trademark or trade name owned, used or applied for by the Company conflicts or interferes with any registered trademark or trade name owned, used or applied for by any other Person. None of the goodwill associated with or inherent in any registered trademark in which the Company has or purports to have an ownership interest has been impaired as determined by the Company in accordance with GAAP.

(j) Except as set forth in Sections 3.12(b), 3.12(c) or 3.12(k) of the Company Disclosure Letter or as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by the Company, (i) the Company is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to the Company, taken as a whole, and (ii) the Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k) The Company is not party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(l) Notwithstanding any other provisions of this Agreement, Parent acknowledges and agrees that the representations and warranties contained in this Section 3.12 are the only representations or warranties made by Company with respect to Intellectual Property, and no other provisions of this Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.13 Agreements, Contracts and Commitments.

(a) Other than Excepted Contracts, Section 3.13(a) of the Company Disclosure Letter lists the following Company Contracts in effect as of the date of this Agreement other than the Series A Financing Agreement and the Subscription Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(iii) each Company Contract (A) pursuant to which any Person granted the Company an exclusive license under any Intellectual Property, or (B) pursuant to which the Company granted any Person an exclusive license under any Company IP Rights;

(iv) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(v) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company, any of its Subsidiaries, or of a product;

(vi) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;

(vii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(viii) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(ix) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions and requiring payments by Company after the date of this Agreement in excess of $100,000 pursuant to its express terms;

(x) each Company Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $100,000;

(xi) each Company Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which the Company or any of its Subsidiaries has outstanding obligations to pay consideration in excess of $100,000;

(xii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of the Company taken as a whole; or

(xiii) Company Real Estate Leases.

(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

(c) On or prior to the date of this Agreement, the Company entered into the Series A Financing Agreement and certain other agreements and side letters set forth on Section 3.13 of the Company Disclosure Letter (collectively, the “Series A Financing Agreements”) with certain investors in the Series A Financing (the

“Series A Investors”), true and executed copies of which have been made available to Parent, pursuant to which, and on the terms and subject to the conditions of which, such Series A Investors have agreed to invest in a private placement of the Company Series A Preferred Stock for an aggregate amount of $138,000,000. Such Series A Financing Agreements are in full force and effect with respect to, and binding on, the Company and, to the Knowledge of the Company, on each Series A Investor party thereto, in accordance with its terms. Other than the Series A Financing Agreements, there are no other Contracts, including side letters, entered into by the Company in connection with the Series A Financing.

Section 3.14 Compliance; Permits; Restrictions.

(a) The Company is, and since April 2, 2026, has been in compliance with all applicable Laws, except where the failure to so comply would not, whether individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No investigation, claim, suit, proceeding, audit, Order or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company, which if determined unfavorably to the Company would reasonably be expected to have a Company Material Adverse Effect. There is no agreement or Order binding upon the Company which (i) would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Except for matters regarding the U.S. Food and Drug Administration (or any successor agency thereto) (“FDA”) or other comparable Governmental Authority responsible for regulation of the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug, biological or medical device products (“Drug/Device Regulatory Agency”), the Company holds all required Governmental Authorizations for the operation of the business of the Company as currently conducted (the “Company Permits”). Section 3.14(b) of the Company Disclosure Letter identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged violation by the Company of the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the regulations promulgated thereunder (“FDCA”), the Public Health Service Act and the regulations promulgated thereunder (42 U.S.C. § 262 et seq.) (“PHSA”), or any other similar Law promulgated by a Drug/Device Regulatory Agency.

(d) The Company holds all required material Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of the Company as currently conducted, and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, in each case as currently conducted, of any of its product candidates (the “Company Product Candidates” and collectively, the “Company Regulatory Permits”) and since April 2, 2026 (and from January 1, 2024 through April 1, 2026, to the Company’s Knowledge) no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Company has maintained and is in compliance in all material respects with the terms of such Company Regulatory Permits and has not received any written notice or correspondence or, to the Knowledge of the Company, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit.

(e) All clinical, preclinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company, in which the Company or its current product candidates, including the Company Product Candidates, have participated (collectively “Company Studies”), were since April 2, 2026 (and from January 1, 2024 through April 1, 2026, to the Company’s Knowledge), and, if still pending, are being conducted in accordance in all material respects with any applicable regulations of the Drug/Device Regulatory Agencies and other applicable Laws to which such Company Studies are or were subject. The Company has not received any written notices, correspondence or other communications from any Drug/Device Regulatory Agency, Governmental Authority, institutional review board, ethics committee or safety monitoring committee requiring, or to the Knowledge of the Company threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any such Company Studies, other than ordinary course communications regarding the design and implementation of such Company Studies. Further, no clinical investigator, researcher or clinical staff participating in any Company Study has been disqualified from participating in studies involving the Company Product Candidates, and to the Knowledge of the Company, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f) The Company is not, and to the Knowledge of the Company, no contract manufacturer with respect to any Company Product Candidate, is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products, including Company Product Candidates, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto (the “Application Integrity Policy”) or by any other Drug/Device Regulatory Agency under a comparable policy. Since April 2, 2026 (and from January 1, 2024 through April 1, 2026, to the Company’s Knowledge), neither the Company, nor any of its officers, directors, employees or, to the Knowledge of the Company, agents have been debarred or excluded from participation in any federal healthcare programs. Since April 2, 2026 (and from January 1, 2024 through April 1, 2026, to the Company’s Knowledge), none of the Company or, to the Knowledge of the Company, any of their respective officers, employees, agents or contract manufacturers, with respect to any Company Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate the Application Integrity Policy or a comparable policy of any other Drug/Device Regulatory Agency. Since April 2, 2026 (and from January 1, 2024 through April 1, 2026, to the Company’s Knowledge), none of the Company, and to the Knowledge of the Company, any of their respective officers, employees, agents, or contract manufacturer with respect to any Company Product Candidate is currently or has been debarred, convicted of any crime that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, nor to the Knowledge of the Company, any of their respective officers, employees or agents, or contract manufacturers with respect to any Company Product Candidate.

(g) All manufacturing operations conducted by, or to the Knowledge of the Company, for the benefit of the Company in connection with any Company Product Candidate since April 2, 2026 (and from January 1, 2024 through April 1, 2026, to the Company’s Knowledge) have been and are being conducted in compliance in all material respects with applicable Laws, including, to the extent applicable, the FDCA, PHSA and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) Neither the Company nor, to the Knowledge of the Company, any manufacturing site of a contract manufacturer or laboratory, in each case with respect such parties’ or site’s activities conducted with respect to any Company Product Candidate, (i) is subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has since April 2, 2026 (and from January 1, 2024 through April 1, 2026, to the Company’s Knowledge) received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA or other Drug/Device Regulatory Agency alleging or asserting material noncompliance with any applicable Law, and in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of the Company, neither the FDA nor any other Drug/Device Regulatory Agency has threatened such action.

Section 3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries or any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or Company Key Employee is subject to any Order that prohibits such officer or Company Key Employee from engaging in or continuing in any conduct, activity or practice relating to the Company or any of its Subsidiaries or any material assets owned or used by the Company or any of its Subsidiaries.

Section 3.16 Tax Matters.

(a) Each of the Company and its Subsidiaries has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by it under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is subject to taxation by that jurisdiction.

(b) All material amounts of Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).

(c) Each of the Company and its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for a material amount of Taxes (other than Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of the Company or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect, other than waivers resulting from automatically granted extensions of time to file Tax Returns.

(f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five years.

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary commercial Contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax (an “Ordinary Course Agreement”).

(h) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(i) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(j) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k) Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

Section 3.17 Employee and Labor Matters; Benefit Plans.

(a) The Company has made available to Parent a list (on an anonymized basis) setting forth, for each Company Associate who is an employee of the Company or any of its Subsidiaries, whether full- or part-time, such employee’s annual salary (or if hourly, hourly rate), most recent annual bonus received, and current annual bonus opportunity. No Company Key Employee has indicated to the Company, or any of its Subsidiaries, that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise. The Company has made available to Parent a list (on an anonymized basis) setting forth, for each Company Associate who is an individual independent contractor engaged by the Company, such contractor’s rate of compensation.

(b) The employment of the Company’s and each of its Subsidiaries’ employees is terminable by the Company and/or its applicable Subsidiary at will. The Company has made available to Parent accurate and complete copies of all employee manuals and handbooks, to the extent currently effective and material.

(c) Neither the Company nor any of its Subsidiaries is a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company.

(d) Section 3.17(d) of the Company Disclosure Letter lists all material Company Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control, retention or similar payment and that are substantively identical to the employment arrangements made available to Parent).

(e) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(f) Each Company Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law.

(g) Neither the Company nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA.

(h) No Company Employee Plan provides for, and neither the Company nor any of its Subsidiaries has promised to provide any, medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. The Company does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(i) No Company Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(j) Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Company 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Company 409A Plan is or, when made in accordance with the terms of the Company 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(k) The Company and each of its Subsidiaries is, and has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, retaliation and harassment, equal employment, fair employment practices, meal and rest periods, immigration status, employee and workplace safety and health, wages (including overtime wages), compensation, hours of work, “plant closings” and “mass layoffs” within the meaning of the Worker Adjustment and Retraining Act of 1988 or similar state or local law (the “WARN Act”), labor practices or disputes, restrictive covenants, employment agreements, workers’ compensation and long-term disability policies, leaves of absence and worker privacy (collectively, “Employment-Related Laws”), and in each case, with respect to employees of the Company and any of its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of the Company, threatened or reasonably anticipated against or involving the Company or any of its Subsidiaries or any trustee of the Company or any of its Subsidiaries relating to any employee, contingent worker, director, employment agreement or Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of the Company, there are no material pending or threatened or reasonably anticipated claims or actions against the Company, any trustee or any trustee of any Subsidiary of the Company under any workers’ compensation policy or long-term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.

(l) The Company has no material liability with respect to any misclassification, since its incorporation, of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has the Company or any of its Subsidiaries been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(m) To the Company’s Knowledge, there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, by or with respect to any Company Associates. No event has occurred within the past six months, and no condition or circumstance exists, that, to the Company’s Knowledge, might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(n) Neither the Company nor any of its Subsidiaries is, nor has the Company nor any of its Subsidiaries been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of the Company or any of its Subsidiaries including charges of unfair labor practices or discrimination complaints.

(o) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p) Neither the Company nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries.

Section 3.18 Environmental Matters. Since the date of its incorporation, the Company has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. Since the date of its incorporation, the Company has not received any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company has received any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law. The Company has made available all environmental site assessments, environmental audits and other material environmental documents in the Company’s possession or control relating to the Company, including the Company’s business and current or former facilities.

Section 3.19 Insurance. The Company has delivered to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the

Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

Section 3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

Section 3.21 Transactions with Affiliates. Section 3.21 of the Company Disclosure Letter describes any material transactions or relationships between, on one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.22 Privacy and Data Security.

(a) Since April 2, 2026, each of Company and its Subsidiaries have complied with: (i) applicable Privacy Laws; (ii) Company’s and its Subsidiaries’ published and posted policies relating to Company and its Subsidiaries’ processing of Personal Information, as applicable to each of Company and any of its Subsidiaries; and (iii) applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Information (collectively, (i) – (iii), the “Company Data Protection Requirements”), except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of Company, since April 2, 2026, no claims have been asserted or threatened in writing against Company or any Subsidiary by any Person alleging a material violation of the Company Data Protection Requirements. To the Knowledge of Company, since April 2, 2026 (and from January 1, 2024 through April 1, 2026, to the Company’s Knowledge), there have been no personal data breaches compromising Personal Information in the custody or control of Company or its Subsidiaries or any service provider acting on behalf of Company or its Subsidiaries, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The information technology assets and equipment of Company and its Subsidiaries (collectively, “Company IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Company and its Subsidiaries as currently conducted, and to the Knowledge of Company, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Company and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards to protect Personal Information processed by the Company and its Subsidiaries, any other material confidential information and the integrity and security of Company IT Systems used in connection with their businesses, and since April 2, 2026, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or Liability or the duty to notify any other Person.

Section 3.23 Certain Payments. Since the Company’s incorporation, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, executives, Representatives, agents or employees (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 3.24 Trade Control Laws. Since the Company’s incorporation, the Company and its Subsidiaries have been in material compliance with all applicable anti-corruption, import, export control, and economic and trade sanctions laws, regulations, statutes, and orders, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Export Administration Regulations, the International Traffic in Arms Regulations, and the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the “Trade Laws”) and have obtained, or are otherwise qualified to rely upon, all material import and export licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any filings with, any Governmental Authority required for (a) the import, export, and reexport of products, services, software and technologies and (b) releases of technologies and software to foreign nationals (the “Trade Approvals”). There are no pending or threatened claims against the Company or its Subsidiaries, nor any actions, conditions, facts, or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals.

Section 3.25 Ownership of Parent Capital Stock. None of the Company, their directors or, to the Knowledge of the Company, any of its officers, Affiliates, or employees of the Company or any of its controlled Affiliates (a) has owned any shares of Parent’s capital stock; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of Parent, in each case during the three years prior to the date hereof.

Section 3.26 Company Pre-Closing Financing.

(a) The Company has delivered to Parent true, correct and complete copies of all definitive agreements related to the Company Pre-Closing Financing, including the Subscription Agreement, pursuant to which the purchasers party thereto have agreed, subject to the terms and conditions set forth therein, to purchase the shares of Company Capital Stock set forth therein in connection with the Contemplated Transactions. The Subscription Agreement has not been amended or modified prior to the date of this Agreement and, as of the date hereof, no such amendment or modification is contemplated, and the respective obligations and commitments contained in the Subscription Agreement have not been withdrawn or rescinded in any respect.

(b) As of the date hereof, the Subscription Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, each other party thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Company Pre-Closing Financing, other than as expressly set forth in the Subscription Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of the Company or, to the Knowledge of the Company, any other party under the Subscription Agreement, and the Company has no reason to believe that any of the conditions to the Company Pre-Closing Financing will not be satisfied.

(c) The Company Pre-Closing Financing has been structured and is being conducted in compliance with applicable exemptions from registration under the Securities Act, including Rule 506(b) or Rule 506(c) of Regulation D promulgated thereunder, and no “general solicitation” (within the meaning of Rule 502(c) of Regulation D) has occurred in connection with the Company Pre-Closing Financing. The structure of the Company Pre-Closing Financing does not create any integration risk (within the meaning of SEC Release No. 33-4552 or any successor guidance) with the issuance of shares of Parent Common Stock registered on the Registration Statement that would reasonably be expected to impair, delay or prevent the Registration Statement from becoming effective.

Section 3.27 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Parent nor any other person on behalf of Parent makes any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Company, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Parent set forth in Section 4 (in each case as qualified and limited by the Parent Disclosure Letter)) none of the Company, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as set forth in the written disclosure document delivered by Parent to the Company (the “Parent Disclosure Letter”) concurrently with the execution of this Agreement or (ii) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Parent SEC Documents shall be deemed to be disclosed in a section of the Parent Disclosure Letter only to the extent that is readily apparent from a reading of such Parent SEC Documents that is applicable to such section or subsection of the Parent Disclosure Letter, Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Due Organization; Subsidiaries.

(a) Each of Parent and Merger Sub is a corporation duly incorporated or formed, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

(b) Each of Parent and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c) Parent has no Subsidiaries other than Merger Sub and except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Parent has not agreed and is not obligated to make, nor is Parent bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Parent has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

Section 4.2 Organizational Documents. Parent has delivered to the Company accurate and complete copies of Parent’s Organizational Documents. Parent is not in breach or violation of its Organizational Documents in any material respect.

Section 4.3 Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions, subject to obtaining the Required Parent Stockholder Vote. The Parent Board has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Contemplated Transactions, and, if deemed necessary by Parent and the Company, the amendment to the certificate of incorporation of the Parent to (i) approve the Parent Charter Amendment, (ii) effect the Nasdaq Reverse Split, and (iii) make such other changes as are mutually agreeable to Parent and the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company and the accuracy of the representation in Section 3.24, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.4 Vote Required. (i) The affirmative vote of a majority of the shares of Parent Common Stock properly cast is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve (a) the issuance of Parent Common Stock that represent (or are convertible into) more than 20% of the shares of Parent Common Stock outstanding immediately prior to the Effective Time to the Company stockholders in connection with the Contemplated Transactions and the change of control of Parent resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules and (b) clause (ii) (Nasdaq Reverse Split) of the definition of “Parent Charter Amendment” and (ii) the affirmative vote of a majority of the shares of Parent Common Stock outstanding and entitled to vote thereon is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve clause (iii) (Increase in Authorized Shares) of the definition of “Parent Charter Amendment” (collectively, the “Required Parent Stockholder Vote”).

Section 4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Parent Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, and assuming the accuracy of the representation in Section 3.24, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Parent or its Subsidiaries or any of the assets owned or used by Parent or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any

Governmental Authorization that is held by Parent or its Subsidiaries or that otherwise relates to the business of Parent, or any of the assets owned, leased or used by Parent;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Parent Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Parent Material Contract, (C) accelerate the maturity or performance of any Parent Material Contract or (D) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5(a) of the Parent Disclosure Letter under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, and (v) the filing of the pre-merger notification report under the HSR Act, and assuming the accuracy of the representation in Section 3.24, neither Parent nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) Assuming the accuracy of the representation in Section 3.24, the Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

Section 4.6 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 700,000,000 shares of Parent Common Stock of which 22,474,777 shares have been issued and are outstanding as of June 15, 2026 (the “Capitalization Date”) and (ii) 70,000,000 shares of Parent Preferred Stock, par value $0.0001 per share, of which none have been designated and none are issued and outstanding as of the Capitalization Date. Parent does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is Parent bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities. Section 4.6(b) of the Parent Disclosure Letter accurately and completely describes all repurchase rights held by Parent with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for Parent’s 2024 Incentive Award Plan, Parent’s 2018 Equity Incentive Plan and the Parent ESPP (each as amended from time to time, collectively, the “Parent Stock Plans”), and except as set forth on

Section 4.6(c) of the Parent Disclosure Letter, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the Capitalization Date, Parent has reserved 8,134,149 shares of Parent Common Stock for issuance to officers, directors, employees and consultants of Parent pursuant to the Parent Stock Plans. As of the Capitalization Date, except for the outstanding Parent Options, there are no other equity awards in issuance and 3,199,292 shares of Parent Common Stock remain available for future issuance pursuant to the Parent Stock Plans. Section 4.6(c) of the Parent Disclosure Letter sets forth the following information with respect to each Parent Option outstanding as of the Capitalization Date, as applicable: (i) the name of the holder, (ii) the number of shares of Parent Common Stock subject to such Parent Option as of the Capitalization Date, (iii) the exercise price of such Parent Option, (iv) the date on which such Parent Option was granted, (v) the applicable vesting schedule, including any acceleration provisions, (vi) whether such Parent Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option, and (vii) the plan pursuant to which such Parent Option was granted.

(d) Except for the outstanding Parent Options, or as set forth on Section 4.6(d) of the Parent Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent.

(e) All outstanding shares of Parent Common Stock, Parent Options, and other securities of Parent have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Parent Options granted pursuant to the Parent Stock Plans, (i) each grant of a Parent Option was duly authorized no later than the date on which the grant of such Parent Option was by its terms to be effective (the “Parent Grant Date”) by all necessary corporate action, including, as applicable, approval by the Parent Board (or a duly constituted and authorized committee thereof) or duly authorized officer and any required stockholder approval by the necessary number of votes or written consents, (ii) each Parent Option grant was made in accordance with the terms of the Parent Stock Plan pursuant to which it was granted and all other applicable Law and regulatory rules or requirements, and (iii) the per share exercise price of each Parent Option was not less than the fair market value of a share of Parent Common Stock on the applicable Parent Grant Date.

Section 4.7 SEC Filings; Financial Statements.

(a) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2024 (the “Parent SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c) Parent’s auditor has at all times since its engagement by Parent as Parent’s auditor been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth on Section 4.7(d) of the Parent Disclosure Letter, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. Parent has not disclosed any unresolved comments in the Parent SEC Documents.

(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with the authorization policy and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed to Parent’s auditors and the Audit Committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Parent SEC Documents filed prior to the date hereof, Parent’s internal control over financial reporting is effective at the reasonable assurance level and Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(h) Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are effective. Parent has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

Section 4.8 Absence of Changes. Except as set forth on Section 4.8 of the Parent Disclosure Letter, between March 31, 2026 and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

Section 4.9 Absence of Undisclosed Liabilities. Since March 31, 2026, neither Parent nor any of its Subsidiaries has any Liability, in each case, of a type whether or not required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Parent or its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of Parent or any of its Subsidiaries under Parent Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions or any Parent Legacy Transaction, and (e) Liabilities described in Section 4.9 of the Parent Disclosure Letter.

Section 4.10 Title to Assets. Each of Parent and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Parent Balance Sheet and (b) all other tangible assets reflected in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

Section 4.11 Real Property; Leasehold. Neither Parent nor any of its Subsidiaries owns or has ever owned any real property, nor is Parent party to any agreement to purchase or sell any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by Parent or its Subsidiaries or, to Parent’s Knowledge, the other party thereto.

Section 4.12 Intellectual Property.

(a) Section 4.12(a) of the Parent Disclosure Letter is an accurate, true and complete listing of all Parent Registered IP.

(b) Section 4.12(b) of the Parent Disclosure Letter accurately identifies (i) all Parent Contracts pursuant to which any Parent IP Rights are licensed to Parent (other than Excepted Contracts) and (ii) whether the license or licenses granted to Parent are exclusive or nonexclusive.

(c) Neither Parent nor any of its Subsidiaries is bound by, and no Parent IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Parent or any of its Subsidiaries to use, exploit, assert, or enforce any Parent IP Rights anywhere in the world.

(d) Parent or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Parent Registered IP (other than Excepted Contracts), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Parent Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of Parent or any of its Subsidiaries and who is or was involved in the creation or development of any Intellectual Property for Parent or any of its Subsidiaries has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to Parent or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Parent and its Subsidiaries.

(iii) To the Knowledge of Parent, no current or former stockholder, officer, director or employee of Parent or any of its Subsidiaries has any claim, right (whether currently exercisable, or exercisable in the future), or interest to or in any Parent IP Rights purported to be owned by Parent. To the Knowledge of Parent, no employee of Parent or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Parent IP Rights purported to be owned by Parent or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Parent IP Rights purported to be owned by Parent or such Subsidiary.

(iv) No funding, facilities or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Parent IP Rights in which Parent or any of its Subsidiaries has an ownership interest.

(v) Parent and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Parent or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Parent or any of its Subsidiaries has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Parent IP Rights to any other Person.

(e) Parent has delivered, or made available to the Company, a complete and accurate copy of all material Parent IP Rights Agreements. With respect to each of the Parent IP Rights Agreements: (i) each such agreement is valid and binding on the Parent and in full force and effect, (ii) Parent has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) Parent, and to the Knowledge of Parent, no other party to any such agreement, is not in breach or default thereof in any material respect.

(f) To the Knowledge of Parent, the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Parent does not violate any license or agreement between Parent or its Subsidiaries and any third party in any material respect, and, to the Knowledge of Parent, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no third party is infringing upon any Patents owned by Parent within the Parent IP Rights, or violating any Parent IP Rights Agreement.

(g) As of the date of this Agreement, Parent or its licensors is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Parent Registered IP. Parent or its licensors has not received any written notice asserting that any Parent Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Parent or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(h) Each item of Parent Registered IP is and at all times has been filed and maintained in compliance in all material respects with all applicable Law and all filings, payments and other actions required to be made or taken to maintain such item of Parent Registered IP in full force and effect have been made by the applicable deadline. All Parent Registered IP is subsisting, and to the Knowledge of the Parent, all Parent Registered IP that is issued or granted is valid and enforceable.

(i) To the Knowledge of Parent, no registered trademark or trade name owned, used or applied for by Parent conflicts or interferes with any registered trademark or trade name owned, used or applied for by any other Person except as would not have a Parent Material Adverse Effect. None of the goodwill associated with or inherent in any registered trademark in which Parent has or purports to have an ownership interest has been impaired as determined by Parent in accordance with GAAP.

(j) Except as may be set forth in the Contracts listed on Section 4.12(b), 4.12(c) or 4.12(k) of the Parent Disclosure Letter or as contained in license, distribution or service agreements entered into in the Ordinary Course of Business by Parent, (i) Parent is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation or similar claim which is material to Parent taken as a whole and (ii) Parent has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation or violation of any Intellectual Property, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k) Neither Parent nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Parent IP Rights, result in breach of, default under or termination of such Contract with respect to any Parent IP Rights, or impair the right of Parent or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Parent IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(l) Notwithstanding any other provisions of this Agreement, Company acknowledges and agrees that the representations and warranties contained in this Section 4.12 are the only representations or warranties made by Parent with respect to Intellectual Property, and no other provisions of this Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 4.13 Agreements, Contracts and Commitments.

(a) Other than Excepted Contracts, and any Parent Employee Plans (or employment arrangements which are terminable “at will” without any contractual obligation on the part of Parent or any of its Subsidiaries to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to the Company), Section 4.13 of the Parent Disclosure Letter identifies each Parent Contract identified below that is in effect as of the date of this Agreement (each, a “Parent Material Contract” and collectively, the “Parent Material Contracts”):

(i) each Parent Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Parent Contract requiring payments by Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Parent Associate providing employment related, consulting or independent contractor services, not terminable by Parent on thirty (30) calendar days’ or less notice without liability;

(iii) each Parent Contract relating to any agreement or plan, including any option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Parent Contract containing (A) any covenant limiting the freedom of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Parent’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(vi) each Parent Contract (A) pursuant to which any Person granted Parent an exclusive license under any Intellectual Property, or (B) pursuant to which Parent granted any Person an exclusive license under any Parent IP Rights;

(vii) each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent, any of its Subsidiaries, or of a product;

(viii) each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(ix) each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $250,000 after the date of this Agreement;

(x) each Parent Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which Parent or any of its Subsidiaries has outstanding obligations to pay consideration in excess of $100,000;

(xi) each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;

(xii) each Parent Contract requiring payment by or to Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Parent or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Parent or any of its Subsidiaries, in each case, except for Parent Contracts entered into in the Ordinary Course of Business;

(xiii) each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated

Transactions and requiring payments by Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms;

(xiv) each Parent Contract to which Parent or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound (other than Parent Real Estate Leases), which involves annual obligations of payment by, or annual payments to, Parent or such Subsidiary in excess of $100,000;

(xv) any Parent Real Estate Lease;

(xvi) a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Parent Disclosure Letter; or

(xvii) any other Parent Contract (other than Parent Real Estate Leases) that is not terminable at will (with no penalty or payment) by Parent or any of its Subsidiaries, and (A) which involves payment or receipt by Parent or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of Parent and its Subsidiaries taken as a whole.

(b) Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. Parent has not nor, to Parent’s Knowledge as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Parent Material Adverse Effect. As to Parent and its Subsidiaries, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

Section 4.14 Compliance; Permits; Restrictions.

(a) Parent and each of its Subsidiaries is, and since January 1, 2024, has been in compliance with all applicable Laws, except where the failure to so comply would not, whether individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No investigation, claim, suit, proceeding, audit, Order or other action by any Governmental Authority is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, which if determined unfavorably to such Person would reasonably be expected to have a Parent Material Adverse Effect. There is no agreement or Order binding upon Parent or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Except for matters regarding the FDA or other Drug/Device Regulatory Agency, each of Parent and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Parent and Merger Sub as currently conducted (collectively, the “Parent Permits”). Section 4.14(b) of the Parent Disclosure Letter identifies each Parent Permit. Each of Parent and its Subsidiaries is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Parent Permit. The rights and benefits of each Parent Permit, if any, will be available to Parent and Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Parent and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged violation by Parent or any of its Subsidiaries of the FDCA, PHSA, or any other similar Law promulgated by a Drug/Device Regulatory Agency.

(d) Each of Parent and its Subsidiaries holds all material required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of Parent and Merger Sub as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, in each case as currently conducted, of any of its product candidates (the “Parent Product Candidates” and, collectively, the “Parent Regulatory Permits”) and since January 1, 2024 no such Parent Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Parent has maintained and is in compliance in all material respects with the terms of such Parent Regulatory Permits and neither Parent nor or any of its Subsidiaries has, since January 1, 2024, received any written notice or correspondence or, to the Knowledge of Parent, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Parent Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Regulatory Permit.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, in which Parent or its Subsidiaries or their respective product candidates, including the Parent Product Candidates, have participated (collectively “Parent Studies”) were, since January 1, 2024, and, if still pending, are being conducted in accordance in all material respects with any applicable regulations of the Drug/Device Regulatory Agencies and other applicable Law to which such Parent Studies are or were subject. Since January 1, 2024, neither Parent nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug/Device Regulatory Agency requiring or, to the Knowledge of Parent, threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any such Parent Studies, other than ordinary course communications regarding the design and implementation of such Parent Studies. Further, no clinical investigator, researcher or clinical staff participating in any Parent Study has been disqualified from participating in studies involving the Parent Product Candidates, and to the Knowledge of Parent, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f) Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, any contract manufacturer with respect to any Parent Product Candidate is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to the Application Integrity Policy or by any other Drug/Device Regulatory Agency under a comparable policy. Since January 1, 2024, neither Parent, nor any of its officers, directors, employees or, to the Knowledge of Parent, agents have been debarred or excluded from participation in any federal healthcare programs. Since January 1, 2024, neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, nor their respective officers, employees, agents, or contract manufacturers with respect to any Parent Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate the Application Integrity Policy or any comparable policy. None of Parent, any of its Subsidiaries, and to the Knowledge of Parent, any of their respective officers, employees, agents or contract manufacturers with respect to any Parent Product Candidate is currently or has been debarred, convicted of any crime that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Parent, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Parent, any of its Subsidiaries, and to the Knowledge of the Parent, any of their respective officers, employees, agents, or contract manufacturers with respect to any Parent Product Candidate.

(g) All manufacturing operations conducted by, or to the Knowledge of Parent, for the benefit of, Parent or its Subsidiaries in connection with any Parent Product Candidate, since January 1, 2024, have been and are being conducted in compliance in all material respects with applicable Laws, including to the extent applicable, the PHSA, the FDCA and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) None of Parent, any of its Subsidiaries, and to the Knowledge of Parent, any manufacturing site of a contract manufacturer or laboratory, in each case with respect to such parties’ or site’s activities conducted with respect to any Parent Product Candidate, (i) is subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has since January 1, 2024, received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA or other Drug/Device Regulatory Agency alleging or asserting material noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of Parent, neither the FDA nor any other Drug/Device Regulatory Agency has threatened such action.

Section 4.15 Legal Proceedings; Orders.

(a) Except as set forth in Section 4.15 of the Parent Disclosure Letter, there is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Parent or any of its Subsidiaries or any Parent Associate (in his or her capacity as such) or any of the material assets owned or used by Parent or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Parent or any of its Subsidiaries, or any of the material assets owned or used by Parent or any of its Subsidiaries is subject. To the Knowledge of Parent, no officer or other Parent Key Employee or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing in any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or any material assets owned or used by Parent or any of its Subsidiaries.

Section 4.16 Tax Matters.

(a) Each of Parent and its Subsidiaries has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by it under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no written claim has been made by a Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is subject to taxation by that jurisdiction.

(b) All material amounts of Taxes due and owing by Parent and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).

(c) Each of Parent and its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for a material amount of Taxes (other than Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”) upon any of the assets of Parent or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any Liability in respect of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect, other than waivers resulting from automatically granted extensions of time to file Tax Returns.

(f) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.

(g) Neither Parent nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Parent). Neither Parent nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Parent or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h) Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Parent nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Neither Parent nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

Section 4.17 Employee and Labor Matters; Benefit Plans.

(a) The Parent has made available to Company a list setting forth, for each Parent Associate who is an employee of Parent or any of its Subsidiaries, such employee’s name, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the expected return), whether exempt from the Fair Labor Standards Act and applicable state law, annual salary (or if hourly, hourly rate), most recent annual bonus received and current annual bonus opportunity. The Parent has made available to Company a list setting forth, for each Parent Associate who is an individual independent contractor engaged by Parent or any of its Subsidiaries, such contractor’s name, duties and rate of compensation.

(b) The employment of Parent’s employees is terminable by Parent at will. Parent has made available to the Company accurate and complete copies of all employee manuals and handbooks, to the extent currently effective and material.

(c) Parent is not a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent.

(d) Section 4.17(d) of the Parent Disclosure Letter lists all material Parent Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of Parent or any of its Subsidiaries to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to the Company).

(e) Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust.

(f) Each Parent Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Parent, threatened with respect to any Parent Employee Plan. All payments and/or contributions required to have been made with respect to all Parent Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Parent Employee Plan and applicable Law.

(g) Neither Parent nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Parent nor any of its ERISA Affiliates has incurred in the past six years any liability under Title IV of ERISA.

(h) No Parent Employee Plan provides for, and neither Parent nor any of its Subsidiaries has promised to provide any, medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. Parent does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(i) No Parent Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(j) Each Parent Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Parent 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Parent 409A Plan is or, when made in accordance with the terms of the Parent 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(k) Parent is in material compliance with all Employment-Related Laws and in each case, with respect to the employees of Parent: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of Parent, threatened or reasonably anticipated against or involving Parent or any trustee of Parent relating to any employee, contingent worker, director, employment agreement or Parent Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of Parent, there are no material pending or threatened or reasonably anticipated claims or actions against Parent, any Parent trustee or any trustee of any Subsidiary of Parent under any workers’ compensation policy or long-term disability policy. Parent is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.

(l) Parent has no material liability with respect to any misclassification within the past three years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Parent has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has Parent been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(m) To the Knowledge of Parent, within the past three years there has not been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, with respect to any Parent Associate. No event has occurred within the past six months, and no condition or circumstance exists, that, to the Knowledge of Parent, might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(n) Parent is not, nor has Parent been in the past three years, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of Parent, including charges of unfair labor practices or discrimination complaints.

(o) There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p) Neither Parent nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of Parent or any of its Subsidiaries.

Section 4.18 Environmental Matters. Since January 1, 2024, Parent and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received since January 1, 2024, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Parent or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Parent, there are no circumstances that may prevent or interfere with Parent’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent: (i) no current or prior owner of any property leased or controlled by Parent or any of its Subsidiaries has received since January 1, 2024, any written notice or other communication relating to property owned or leased at any time by Parent or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Parent nor any of its Subsidiaries has any material liability under any Environmental Law. Parent has made available all environmental site assessments, environmental audits and other material environmental documents in the Parent’s possession or control relating to the Parent and its Subsidiaries, including the Parent’s and its Subsidiaries’ business and current or former facilities.

Section 4.19 Insurance. Parent has delivered to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and its Subsidiaries (including Merger Sub). Each of such insurance policies is in full force and effect and Parent and its Subsidiaries (including Merger Sub) are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2024, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Parent and its Subsidiaries (including Merger Sub) has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Parent or such Subsidiary for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.

Section 4.20 Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Parent Disclosure Letter identifies each Person who is (or who may be deemed to be) an Affiliate of Parent as of the date of this Agreement.

Section 4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Parent Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

Section 4.22 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. The Parent Common Stock issuable upon exercise of any Assumed Warrant has been duly reserved for issuance, and upon issuance in accordance with the terms of the applicable Assumed Warrant, will be validly issued, fully paid and nonassessable.

Section 4.23 Privacy and Data Security.

(a) During the past three years, each of Parent and its Subsidiaries have complied with all (i) applicable Privacy Laws, (ii) Parents and its Subsidiaries published and posted policies relating to Parent and its Subsidiaries’ processing of Personal Information, as applicable to each of Parent and any of its Subsidiaries; and (iii) applicable terms of any Parent Contracts relating to privacy, security, collection or use of Personal Information (“Parent Data Protection Requirements”), except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, during the past three years, no claims have been asserted or threatened in writing against Parent or any Subsidiary by any Person alleging a material violation of the Parent Data Protection Requirements. To the Knowledge of Parent, there have been no personal data breaches compromising Personal Information in the custody or control of Parent or its Subsidiaries or any service provider acting on behalf of Parent, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The information technology assets and equipment of Parent and its Subsidiaries (collectively, “Parent IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of Parent and its Subsidiaries as currently conducted, and to the Knowledge of Parent, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Parent and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards to protect Personal Information processed by Parent and its Subsidiaries, any other material confidential information and the integrity and security of Parent IT Systems used in connection with their businesses, and during the past three years, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other Person.

Section 4.24 Certain Payments. Since January 1, 2021, neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any of their respective directors, executives, Representatives, agents or employees (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.25 Trade Control Laws. Since January 1, 2021, Parent and its Subsidiaries have been in material compliance with all applicable Trade Laws and have obtained, or are otherwise qualified to rely upon, all material Trade Approvals. There are no pending or threatened claims against the Parent or its Subsidiaries, nor any actions, conditions, facts or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals.

Section 4.26 No Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Letter)) none of Parent, Merger Sub nor any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE V.

CERTAIN COVENANTS OF THE PARTIES

Section 5.1 Operation of Parent’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(a) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Effective Time (the “Pre-Closing Period”), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Parent Material Contracts and (y) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend (other than the Parent Pre-Closing Dividend) or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities, (except for shares of Parent Common Stock from terminated employees, directors or consultants of Parent);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Parent Common Stock issued upon the valid exercise of outstanding Parent Options), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $25,000;

(vi) (A) adopt, establish or enter into any Parent Employee Plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any Parent Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Parent Employee Plan disclosed to the Company), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire any officer, employee or consultant;

(vii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(viii) sell, assign, transfer, abandon, allow to lapse, license, sublicense or otherwise dispose of any Parent IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business, pursuant to Patent prosecution in the Ordinary Course of Business or pursuant to the consummation of any Parent Legacy Transaction);

(ix) (A) make (other than in the Ordinary Course of Business), change or revoke any material Tax election, (B) file any amended income or other material Tax Return, (C) adopt or change any material accounting method in respect of Taxes or Tax accounting period, (D) enter into any material Tax closing agreement or settle or compromise any material Tax claim or assessment, (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, (F) surrender any material claim for refund, or (G) initiate or enter into any voluntary disclosure or similar agreement with, or request any ruling from, or otherwise voluntarily disclose information to, any Governmental Authority with respect to any material Taxes;

(x) waive, settle or compromise any pending or threatened Legal Proceeding against Parent or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $1,000,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof); (B) that do not impose any material restrictions on the operations or businesses of Parent or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Parent or any of its Subsidiaries; and (C) that do not cause the Parent Net Cash at Closing to drop below $0;

(xi) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiii) (A) materially change pricing or royalties or other payments set or charged by Parent or any of Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent or any of Subsidiaries;

(xiv) enter into, amend in a manner adverse to Parent or terminate any Parent Material Contract outside of the Ordinary Course of Business; or

(xv) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), Parent may:

(i) engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) in a transaction that is either an as-is, where-as sale or disposition or where the buyer’s recourse against Parent is solely limited to escrowed funds or a purchase price holdback mechanism such that Parent does not have more than de minimis post- closing exposure for claims arising from such disposition or winding down of the Parent Legacy Business (including terminating its Parent Real Estate Leases and other Parent Contracts) (each, a “Parent Legacy Transaction”); provided, however, that to the extent any Parent Legacy Transaction results in obligations of Parent that are more than de minimis that will extend beyond Closing (other than the right of Parent to receive proceeds as a result of such Parent Legacy Transaction), such terms shall be reasonably acceptable to the Company and any such post-Closing obligations (if approved by the Company) shall be a reduction to Parent Net Cash; and

(ii) declare and pay a dividend on the shares of Parent Common Stock outstanding prior to the Effective Time (excluding for the avoidance of doubt any shares of Parent Common Stock issuable pursuant to the Contemplated Transactions) up to an amount, to be determined in accordance with Section 2.8, equal to the aggregate of Parent’s reasonable, good faith approximation of the amount by which Parent Net Cash will exceed $0 (excluding the proceeds of any Parent Legacy Transaction to the extent contingent or to be received following the Effective Time) (such dividend, the “Parent Pre-Closing Dividend” and such amount, the “Parent Pre-Closing Dividend Amount”).

Section 5.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement or the Subscription Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Letter, (iii) as required by applicable Law, (iv) with respect to the Series A Financing, which is expressly permitted, or (v) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts and (y) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.

(b) Except (i) as expressly contemplated or permitted by this Agreement or the Subscription Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Letter, (iii) as required by applicable Law, (iv) in connection with the Series A Financing, which is expressly permitted, or actions taken in the Ordinary Course of Business, or (v) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber, or authorize any of the foregoing actions with respect to more than 25% of the shares of Company Capital Stock outstanding as of the date of this Agreement: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options or Company Warrants), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iv) acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(vi) sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(vii) sell, assign, transfer, abandon, allow to lapse, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses);

(viii) waive, settle or compromise any pending or threatened Legal Proceeding against the Company, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or any equitable relief on, or the admission of wrongdoing by the Company;

(ix) forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(x) enter into, amend in a manner adverse to the Company or terminate any Company Material Contract, including the License Agreement; or

(xi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem reasonably necessary, and (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

Section 5.4 No Solicitation.

(a) Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person (other than Company or Parent) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry (other than to inform such Person of the existence of the provisions in this Section 5.4), (iv) approve, endorse or recommend any Acquisition Proposal, (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction or (vi) publicly propose to do any of the foregoing; provided, however, that, (x) any public disclosures made in compliance with Section 6.3(e) shall not constitute a violation of this Section 5.4 and (y) notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal was not obtained or made as a result of a breach of this Section 5.4(a) in any material respect, (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law, (C) at least forty-eight (48) hours prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, Parent gives the Company written notice of the identity of such Person (unless such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or group that is in effect on the date of this Agreement), and of Parent’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) Parent receives from such Person an executed Acceptable Confidentiality Agreement, and (E) at least two Business Days prior to furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Notwithstanding anything to the contrary set forth in this Agreement, Parent and its Representatives (without the Parent Board having to make the determination in clause (B) of the preceding sentence) may, in any event, contact any Person to (x) seek to clarify and understand the terms and conditions of any Acquisition Proposal made by such Person solely to determine whether such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Offer and (y) inform such Person that has made or, to the knowledge of Parent is considering making an Acquisition Proposal, of the provisions of this Section 5.4. For the avoidance of doubt, the proviso in the preceding sentence shall not apply to the Company, and the Company shall not, and shall not permit any of its Subsidiaries or Representatives to, furnish any nonpublic information to, or enter into any discussions or negotiations with, any

Person in connection with or in response to any Acquisition Proposal or Acquisition Inquiry. Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person within 24 hours following the execution and delivery of this Agreement.

Section 5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director or officer of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 or Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, Section 8 or Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or Section 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.

Section 5.6 Parent Legacy Transaction. Each Party acknowledges that Parent may, in contemplation of any Parent Legacy Transaction, (a) establish one or more Subsidiaries to hold assets relating to the Parent Legacy Business, (b) transfer to any such Subsidiary any or all of such assets and the liabilities and obligations related thereto and (c) take such other steps that are reasonably necessary to prepare for any Parent Legacy Transaction. For clarity, if Parent transfers any assets relating to the Parent Legacy Business to one or more Subsidiaries, the terms of Section 5.1(c) and this Section 5.6 shall apply to such Subsidiaries in addition to Parent. Each Party further acknowledges that Parent may not be successful in completing, or may determine not to proceed with, any Parent Legacy Transaction.

ARTICLE VI.

ADDITIONAL AGREEMENTS OF THE PARTIES

Section 6.1 Registration Statement, Proxy Statement.

(a) As promptly as practicable after the date of this Agreement (but subject to the Company’s timely delivery of the Company Required S-4 Information in accordance with this Section 6.1), Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which a proxy statement relating to the Parent Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock (including any Parent Common Stock issuable upon exercise of any Assumed Warrant) to be issued by virtue of the Contemplated Transactions, other than any shares of Parent Capital Stock which are not permitted to be registered on Form S-4 pursuant to applicable Law. Parent shall use commercially reasonable efforts to (i) cause the Registration Statement to comply with applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, and (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement. Parent shall use commercially reasonable efforts to take all actions required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Capital Stock pursuant to the Contemplated Transactions (including any Parent Common Stock issuable upon exercise of any Assumed Warrant). Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and its Affiliates, as applicable, to the other Parties that is required by law to be included in the Registration Statement as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. In furtherance and not in limitation of the foregoing, Parent shall use its reasonable best efforts to file the Registration Statement no later than 30 Business Days following the date hereof; provided, that such 30 Business Day period shall be extended on a day-for-day basis to the extent the Company has failed to provide the Company Required S-4 Information reasonably required to be provided by or on behalf of the Company pursuant to Section 6.1(d) or any other information reasonably requested by Parent for inclusion in the Registration Statement at least 10 days prior to the end of such 30 Business Day period.

(b) Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) (i) will comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the DGCL, and (ii) other than with respect to information supplied by or on behalf of the Company to Parent for inclusion in the Registration Statement, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Parent for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other Party or any of its Representatives regarding such other Party or its Affiliates for inclusion therein.

(c) Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If at any time before the Effective Time, (i) Parent, Merger Sub or the Company (A) become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in Parent filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Parent shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Capital Stock issuable in connection with the Contemplated Transactions (including any Parent Common Stock issuable upon exercise of any Assumed Warrant) for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(d) The Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, at the Company’s sole expense, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement (including financial statements, management representation letters, accountants’ consent letters, and such other information or documents as may be required for inclusion in or in connection with the Registration Statement or any other filings with the SEC) (collectively, the “Company Required S-4 Information”) in connection with (i) Parent’s preparation of the Registration Statement, any amendments or supplements thereto, and any other filings with the SEC required in connection with the Contemplated Transactions, (ii) the preparation of any pro forma or other financial information required to be included in the Registration Statement or any such filing, and (iii) Parent’s efforts to cause the Registration Statement to comply with applicable Law and the rules and regulations of the SEC. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no later than one Business Day before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent may file the Registration Statement, or any amendment or supplement thereto, without the prior consent of the Company, provided that Parent has included the Company Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Parent by the Company pursuant to this Section 6; provided, further, that if the prior consent of the Company is not obtained then, notwithstanding anything else herein, the Company makes no covenant or representation regarding the portion of such information supplied by or on behalf of the Company to Parent for inclusion in such Registration Statement that the Company reasonably identifies prior to such filing of the Registration Statement.

(e) During the Pre-Closing Period, in the event the SEC has comments, questions or requests relating to any information supplied by or on behalf of the Company for inclusion in the Registration Statement, or any other Company information contained or referenced therein, the Company shall use commercially reasonable efforts to reasonably assist and cooperate, and to cause its independent accountants (if any) and other Representatives to assist and cooperate, with Parent and the SEC to resolve any such comments, questions or requests, and to take such commercially reasonable actions with respect to any such information as are necessary for Parent to satisfy its filing and disclosure obligations under applicable Law.

(f) Notwithstanding anything to the contrary in this Agreement, Parent shall not be deemed to be in breach of any of its obligations under this Section 6.1 (including its obligations with respect to the filing, effectiveness or mailing of the Registration Statement or Proxy Statement) to the extent that any delay or failure to satisfy such obligations is caused by or results from (i) the Company’s failure to timely provide the Company Required S-4 Information or any other information required by applicable Law or reasonably requested by Parent for inclusion in or in connection with the Registration Statement or Proxy Statement, (ii) the Company’s failure, or the failure of the Company’s independent accountants (if any) or other Representatives, to timely respond to or cooperate with Parent or the SEC with respect to comments, questions or requests relating to information supplied by or on behalf of the Company, or (iii) the Company’s failure to otherwise cooperate with Parent as required by this

Section 6.1 or Section 5.3. For the avoidance of doubt, any such delay or failure described in the foregoing clauses (i) through (iii) shall not give rise to a right of termination by the Company under Section 10.1, and shall not constitute a failure by Parent to satisfy any condition set forth in Section 9.2.

Section 6.2 Company Stockholder Written Consent.

(a) Contemporaneously with the consummation of the Series A Financing or any sale of Company Capital Stock issued pursuant to this Agreement following the date of this Agreement, the Company shall obtain and deliver to Parent executed copies of the Company Stockholder Support Agreements from such Company stockholders collectively constituting the Required Company Stockholder Vote as of such date; provided that the Company shall not be obligated to obtain and deliver to Parent executed copies of Company Stockholder Support Agreements from Company stockholders that previously executed and provided to Parent a copy of the Company Stockholder Support Agreement. Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, in substantially the form attached hereto as Exhibit E, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consents”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent, if any. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law.

(c) The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use reasonable best efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”), (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed, and (iii) the Company Board shall not make any “Company Board Adverse Recommendation Change” (i.e., any withholding, amendment, withdrawal or modification of the Company Board Recommendation in a manner adverse to Parent).

(d) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited, conditioned, delayed or otherwise affected by any event, circumstance, development, change, occurrence or other matter whatsoever.

Section 6.3 Parent Stockholder Meeting.

(a) Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote to approve (I) the issuance of Parent Common Stock that represent (or are convertible into) more than 20% of the shares of Parent Common Stock outstanding immediately prior to the Effective Time to the Company stockholders in connection with the Contemplated Transactions and the change of control of Parent resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules and (II) clause (ii) (Nasdaq Reverse Split) and clause (iii) (Increase in Authorized Shares) of the definition of “Parent Charter Amendment” (collectively, the “Parent Stockholder Matters” and such meeting, the “Parent Stockholder Meeting”). The Parent Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than 45 days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting, (iii) that the failure to postpone or adjourn the Parent Stockholder Meeting would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law, (iv) a post-effective amendment to the Registration Statement has been filed with the SEC and has not yet been declared effective, or (v) the Nasdaq Listing Application has not yet received at least conditional approval from Nasdaq, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned more than an aggregate of 45 days in connection with any postponements or adjournments.

(b) Parent agrees that (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above and (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, the Parent Board may withhold, amend, withdraw or modify the Parent Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company (a “Parent Board Adverse Recommendation Change”) if, at any time prior to approval and adoption of this Agreement by the Required Parent Stockholder Vote, (i) Parent receives a bona fide written Acquisition Proposal that the Parent Board determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, (B) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, or (C) any Parent Legacy Transaction) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement (a “Parent Intervening Event”), if, but only if, (x) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiated with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if, after the Company has delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice

Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel and financial advisor, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (1) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four Business Days in advance of the Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (2) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least three Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions) or (y) in the case of a Parent Intervening Event, Parent promptly notifies the Company, in writing, within the Parent Notice Period before making a Parent Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Parent Intervening Event and that the Parent Board intends to make a Parent Board Adverse Recommendation Change.

(d) Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer, Acquisition Proposal or Acquisition Inquiry, or by any Parent Board Adverse Recommendation Change.

(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in Section 5.4; or (iv) making any disclosure that the Parent Board (or a committee thereof), after consultation with its outside legal counsel, has determined in good faith is required by applicable Law or by any listing or trading rules or regulations of Nasdaq; provided that, in the case of (iv), Parent shall provide the Company with a reasonable opportunity to review any such disclosure not less than two Business Days prior to the making thereof (to the extent practicable) and shall consider in good faith any comments from the Company thereto.

Section 6.4 Efforts; Regulatory Approvals.

(a) The Parties shall use commercially reasonable efforts to obtain all regulatory approvals required by applicable Law to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, if required, the Parties shall prepare and file the notification and report forms required to be filed under the HSR Act and any notification or other document required to be filed in connection with the Merger under any applicable foreign Law relating to antitrust or competition matters (promptly, but in no event later than 10 Business Days, after the date of this Agreement). The Parties shall request early termination of the waiting period under the HSR Act and shall use reasonable best efforts to obtain any necessary approvals under applicable antitrust Laws. Notwithstanding anything to the contrary in this Agreement, the Company shall take, and shall cause its Affiliates to take, any and all reasonable best steps necessary to avoid or eliminate each and every impediment that may be asserted under the HSR Act or any other antitrust or competition Laws so as to enable the Parties to consummate the Contemplated Transactions as promptly as practicable. In furtherance of the foregoing, the Company shall not, and shall cause its Affiliates not to, acquire or agree to acquire any business, Entity or assets if doing so would reasonably be expected to (i) impose any material delay in obtaining, or materially increase the risk of not obtaining, any consent, approval or clearance necessary to consummate the Contemplated Transactions under the HSR Act or any other antitrust or competition Laws, or (ii) otherwise prevent or materially delay the consummation of the Contemplated Transactions. The Company and Parent shall bear equally all filing fees, costs and expenses incurred in connection with any filings or submissions made under the HSR Act and any other applicable antitrust or competition Laws.

(c) Without limiting the generality of the foregoing, Parent shall keep the Company reasonably informed regarding any litigation against Parent and/or its directors relating to this Agreement or the Contemplated Transactions (“Transaction Litigation”), and shall promptly advise the Company of the initiation of, and keep the Company reasonably apprised of any material developments in connection with, any such Transaction Litigation. Prior to the Closing, Parent shall have the right to control the defense of any Transaction Litigation, but shall reasonably consult with the Company and consider in good faith any advice from the Company and its Representatives with respect to such Transaction Litigation. The Company shall promptly advise Parent of the initiation of, and keep Parent reasonably apprised of any material developments in connection with, any Legal Proceeding against the Company and/or its directors or officers relating to this Agreement or the Contemplated Transactions. Each Party shall cooperate with the other Party in the defense of any such Transaction Litigation, including by providing access to relevant documents and making its officers and other Representatives reasonably available. Neither Party shall settle, compromise or offer to settle any Transaction Litigation without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.5 Company Options; Company Warrants.

(a) At the Effective Time, Parent shall assume each Company Stock Plan and each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into an option to purchase shares of Parent Common Stock (an “Assumed Option”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company Option as of immediately prior to the Effective Time, except for administrative or ministerial changes as determined by the Company Board (or, following the Effective Time, the Parent Board or compensation committee). The number of shares of Parent Common Stock subject to each such Assumed Option shall be equal to (i) the number of shares of Company Common Stock subject to the respective Company Option immediately prior to the Effective Time multiplied by (ii) the

Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock, and such Assumed Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to the respective Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided that in the case of any Company Option to which Section 421 of the Code applies as of immediately prior to the Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Assumed Option to which Section 409A of the Code applies as of the Effective Time, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder. The Company Board shall, prior to the Effective Time, take all actions necessary to effect the foregoing.

(b) At the Effective Time, each Company Warrant (including any pre-funded Company Warrant issued pursuant to the Company Pre-Closing Financing), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Capital Stock and shall be converted, at the Effective Time, into a warrant to purchase shares of Parent Common Stock (an “Assumed Warrant”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Assumed Warrant as of immediately prior to the Effective Time. The number of shares of Parent Common Stock subject to each such Assumed Warrant shall be equal to (i) the number of shares of the Company Common Stock subject to each Assumed Warrant immediately prior to the Effective Time (determined on an as-converted basis for any Company Warrant representing the right to acquire Company Preferred Stock) multiplied by (ii) the Exchange Ratio (rounded up to the next whole share of Parent Common Stock to the extent the aggregate amount of fractional shares of Parent Common Stock such holder of Assumed Warrants would otherwise be entitled to is equal to or exceeds 0.50, and otherwise rounded down), and such Assumed Warrant shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to such Assumed Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio.

Section 6.6 Employee Benefits.

(a) Parent shall comply with the terms of any Parent Employee Plan or employment, severance, retention, change of control, or similar agreement specified on Section 4.17(d) or contemplated by Section 5.1(b) of the Parent Disclosure Letter, subject to the provisions of such plans or agreements, and the parties acknowledge and agree that the Merger shall constitute a “change in control” (or term of similar import) of Parent under each such Parent Employee Plan or agreement. The parties acknowledge and agree that the Merger shall not constitute a “change in control” (or term of similar import) under any Company Employee Plan.

(b) From and after the Effective Time, with respect to each benefit plan maintained by Parent or the Surviving Corporation that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (each, a “Post-Closing Welfare Plan”) in which any current or former employee of Parent is or becomes eligible to participate (including under COBRA), Parent and the Surviving Corporation shall use commercially reasonable efforts to cause each such Post-Closing Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Post-Closing Welfare Plan for such current or former Parent employee and his or her eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Parent Employee Plan in which such current or former Parent employee was a participant immediately prior to his or her commencement of participation in such Post-Closing Welfare Plan, and

(ii) provide each such current or former Parent employee and his or her eligible dependents with credit for any co-payments and deductibles paid in the plan year that includes the Effective Time, and prior to the date that, such current or former Parent employee commences participation in such Post-Closing Welfare Plan in satisfying any applicable co-payment or deductible requirements under such Post-Closing Welfare Plan for the applicable plan year, to the extent that such expenses were recognized for such purposes under the comparable Parent Employee Plan. Following the Effective Time, Parent shall use commercially reasonable efforts to maintain and keep active each Parent Employee Plan set forth on Section 6.6(b) of the Parent Disclosure Letter in accordance with the terms set forth on Section 6.6(b) of the Parent Disclosure Letter (the out-of-pocket expense to be incurred by Parent as a result of the continued maintenance of such Parent Employee Plans, if any, as mutually agreed by the Company and Parent in writing no less than three Business Days prior to the Closing Date, which is referred to herein as the “Post-Closing Welfare Plan Continuation Expense”).

(c) Parent 401(k) Plan. Unless directed otherwise by the Company in writing no less than three Business Days before the Closing Date, Parent shall have, at least one Business Day prior to the Closing Date, (i) ceased contributions to, and adopted written resolutions (or taken other necessary and appropriate action(s)) to terminate any Parent Employee Plan that is intended to qualify under Section 401(a) of the Code with a cash or deferred arrangement described in Section 401(k) of the Code (collectively, the “401(k) Plans”) in compliance with such 401(k) Plan’s terms and the requirements of applicable Law, (ii) made all employee and employer contributions to the 401(k) Plans for all periods of service prior to the Closing Date, including such contributions that would have been made on behalf of 401(k) Plan participants had the Merger not occurred (regardless of any service or end-of-year employment requirements) but prorated for the portion of the plan year that ends on the Closing Date, and (iii) 100% vested all participants under the 401(k) Plans, with such termination, contributions and vesting effective no later than one day prior to the Closing Date. Parent shall provide the Company copies of all such corporate actions or documentation related to the same at least three Business Days before their adoption or approval for the Company’s reasonable review and comment.

(d) Parent Options. At the Effective Time, each Cancelled Parent Option that is then outstanding shall be cancelled for no consideration. At and following the Effective Time, each Continuing Parent Option shall remain outstanding and exercisable in accordance with its terms as in effect as of immediately prior to the Effective Time (taking into account any equitable adjustment made to each Continuing Parent Option to reflect the Parent Pre-Closing Dividend). Prior to the Closing, the Parent Board shall have adopted appropriate resolutions and taken all other actions reasonably necessary and appropriate to provide for the foregoing.

(e) Parent ESPP. As soon as reasonably practicable following the date of this Agreement, the Parent Board shall adopt appropriate resolutions to provide that (i) no new offering periods under the Parent ESPP shall be commenced following or in addition to the offering periods underway as of the date of this Agreement (the “Current Offering Periods”), (ii) no payroll deductions or other contributions shall be made or effected after the completion of the Current Offering Periods with respect to the Parent ESPP, (iii) no individual who is not participating in the Parent ESPP as of the date of this Agreement may commence participation therein, (iv) no participant may increase his or her rate of payroll contributions under the Parent ESPP from the rate in effect as of the date of this Agreement, and (iv) if any Current Offering Period would otherwise still be in effect at the Effective Time, then the last day (and purchase date) of such Current Offering Period shall be accelerated to a date determined by the Parent Board that is prior to the Closing Date.

Section 6.7 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company (including in connection with this Agreement, any of the Contemplated Transactions or Parent’s initial public offering of shares of Parent Common Stock), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation (in advance of the final disposition thereof) from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Latham & Watkins LLP or such other counsel selected by the D&O Indemnified Parties.

(b) The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent. The provisions of the certificate of incorporation and bylaws of Parent and the Surviving Corporation with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of any D&O Indemnified Party, unless such amendment, modification or repeal is required by applicable Law.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase at its sole expense, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancelable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time (including in connection with this Agreement, any of the Contemplated Transactions or Parent’s initial public offering of shares of Parent Common Stock) with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement, or otherwise acceptable to Parent, except that Parent will not commit or spend on such “D&O tail policy” annual premiums in excess of 250% of the annual premiums paid by Parent in its last full fiscal year prior to the date hereof for Parent’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (nor, for the avoidance of doubt, shall Parent be obligated to spend any specific amount), and if such premiums for such “D&O tail policy” would exceed 250% of such annual premium, then Parent shall purchase policies that provide the maximum coverage available at an annual premium equal to 250% of such annual premium. The Company shall in good faith cooperate with Parent prior to the Effective Time with respect to the procurement of such “D&O tail policy.”

(e) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.7 in connection with their enforcement of the rights provided to such persons in this Section 6.7.

(f) The provisions of this Section 6.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.7. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.7.

Section 6.8 Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Parent’s Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any public disclosure regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.8. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.2(d) or pursuant to Section 6.3(e).

Section 6.9 Listing. At or prior to the Effective Time, Parent shall use its commercially reasonable efforts to (a) maintain its listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Split (if required) and to submit a copy of the amendment to Parent’s certificate of incorporation effecting the Nasdaq Reverse Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Parent Capital Stock on Nasdaq (including any Parent Common Stock issuable upon conversion thereof) (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 6.9. All Nasdaq fees associated with any action contemplated by this Section 6.9, including any fees related to the engagement of a consultant (the “Nasdaq Fees”), shall be paid by the Company.

Section 6.10 Tax Matters.

(a) The Parties shall use reasonable best efforts (and each shall cause its Affiliates) to cause the Merger to qualify for the Intended Tax Treatment. No Party shall take any actions, or fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Intended Tax Treatment. The Parties shall report the Contemplated Transactions for all applicable Tax purposes in a manner that is consistent with the Intended Tax Treatment. No Party shall take any position that is inconsistent with the Intended Tax Treatment during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a determination within the meaning of Section 1313(a) of the Code. The Parties shall comply with the recordkeeping and information reporting requirements imposed on them to support the Intended Tax Treatment, including, but not limited to, those set forth in Treasury Regulation Section 1.368-3.

(b) Parent shall promptly notify the Company if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment. The Company shall promptly notify Parent if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.

(c) If the SEC requires that an opinion with respect to the Intended Tax Treatment be prepared and submitted in connection with the Registration Statement and Proxy Statement, (i) Parent and Company shall each use its reasonable best efforts to cause Latham & Watkins LLP (or other nationally recognized law firm reasonably satisfactory to Parent) and Gibson, Dunn & Crutcher LLP (or other nationally recognized law firm reasonably satisfactory to Company), respectively, to furnish such opinion (as so required and subject to customary assumptions and limitations) and (ii) Parent and Company shall each deliver to Latham & Watkins LLP (or other nationally recognized law firm reasonably satisfactory to Parent) and Gibson, Dunn & Crutcher LLP (or other nationally recognized law firm reasonably satisfactory to Company) a Tax certificate, dated as of the date the Registration Statement and Proxy Statement shall have been declared effective by the SEC and signed by an officer of Parent or Company, as applicable, containing customary representations and covenants reasonably acceptable to Company and Parent, as applicable, in each case, as reasonably necessary and appropriate to enable such advisor to render such opinion (the “Tax Certificates”). Each of Parent and Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications, covenants or representations included in the Tax Certificates.

(d) Parent and the Company shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Parent and the Company shall pay, without deduction from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.

Section 6.11 Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Capital Stock to be received in the Merger by equity holders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for any such shares of Parent Capital Stock.

Section 6.12 Officers and Directors. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall take all necessary action so that the Persons listed on Section 6.12 of the Company Disclosure Letter are elected or appointed, as applicable, to the positions of officers or directors of Parent and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed on Section 6.12 of the Company Disclosure Letter is unable or unwilling to serve as officer or director of Parent or the Surviving Corporation, as set forth therein, the Company shall designate a successor. The Parties shall use reasonable best efforts to have each of the Persons that will serve as directors and officers of the Parent following the Closing to execute and deliver a Lock-Up Agreement prior to Closing. The number of directors constituting the board of directors of Parent and of the Surviving Corporation as of immediately following the Effective Time shall be determined by the Company in its sole discretion (subject to compliance with the director independence requirements of Nasdaq), and the individuals serving as such directors, and as the officers of Parent and the Surviving Corporation, shall be those designated by the Company as set forth on Section 6.12 of the Company Disclosure Letter.

Section 6.13 Termination of Certain Agreements and Rights. Other than the Registration Rights Agreement, which shall remain in full force and effect following the Closing, each of Parent and the Company shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either Parent or the Company and any holders of Parent Common Stock or Company Capital Stock, respectively (collectively, the “Investor Agreements”), including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

Section 6.14 Section 16 Matters. Prior to the Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15 Allocation Information. The Company will prepare and deliver to Parent prior to the Closing a spreadsheet setting forth (as of immediately prior to the Effective Time) (a) each holder of (i) Company Capital Stock, (ii) Company Options and (iii) Company Warrants, (b) such holder’s name and address, (c) with respect to holders of Company Capital Stock, the number or percentage and type of Company Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Parent Capital Stock, Assumed Options and Assumed Warrants to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock, Company Options and Company Warrants held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

Section 6.16 Parent SEC Documents. From the date of this Agreement to the Effective Time, Parent shall use commercially reasonable efforts to timely file with the SEC all registration statements, proxy statements, Certifications, reports, schedules, exhibits, forms and other documents required to be filed by Parent with the SEC under the Exchange Act or the Securities Act (“SEC Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Parent with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) other than with respect to information supplied by or on behalf of the Company to Parent for inclusion in such SEC Document, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company shall (i) promptly provide all information reasonably requested by Parent to comply with Parent’s obligations under this Section 6.16, (ii) review and provide comments on any portions of any SEC Document that relate to the Company or the Contemplated Transactions promptly following of receipt thereof, and (iii) promptly notify Parent if the

Company becomes aware that any information previously provided by the Company for inclusion in any SEC Document has become inaccurate or incomplete in any material respect.

Section 6.17 Notice of Certain Transactions. Subject to Section 5.2, as reasonably practicable following the issuance, sale, transfer or other disposition of any Company Capital Stock (or securities convertible or exercisable into shares of Company Capital Stock) prior to the Closing, the Company shall provide notice to Parent (email being sufficient) setting forth in reasonable detail the terms of such transaction, including (if applicable) the amount of proceeds actually received by the Company in connection with such transaction.

Section 6.18 Obligations of Merger Sub. Parent will take all action necessary to cause each Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.19 Company Pre-Closing Financing. Unless otherwise approved in writing by Parent (which approval shall not be unreasonably withheld, conditioned, delayed or denied), the Company shall not (a) reduce the subscription amount under the Series A Financing Agreement or otherwise reduce the aggregate proceeds to be received by the Company from the Company Pre-Closing Financing below the Company Pre-Closing Financing Minimum Amount, or (b) amend, waive or modify the Series A Financing Agreement or the Subscription Agreement in any manner that could reasonably be expected to delay or impede the consummation of the Contemplated Transactions. In the event that all conditions in the Subscription Agreements have been satisfied, the Company shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause such investors to pay to (or as directed by) the Company the applicable purchase price under each such investor’s applicable Subscription Agreement in accordance with its terms. The Company shall use its commercially reasonable efforts to (A) maintain in effect the Subscription Agreement, (B) enforce its rights under the Subscription Agreement, and (C) comply with its obligations thereunder, and shall give Parent prompt notice of any actual or threatened breach, default, termination or repudiation by any party to the Subscription Agreement of which the Company becomes aware. The Company shall promptly provide information reasonably requested by Parent relating to any such breach, default, termination, or repudiation.

Section 6.20 Parent Pre-Closing Dividend. If Parent declares the Parent Pre-Closing Dividend, then, prior to the Effective Time, Parent shall deposit the Parent Pre-Closing Dividend Amount with Parent’s transfer agent for further distribution to the holders of the shares of Parent Common Stock outstanding as of the record date of the Parent Pre-Closing Dividend.

ARTICLE VII.

CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

Section 7.1 No Restraints. No Order preventing the consummation of the Contemplated Transactions shall have been issued by any Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

Section 7.2 Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote (but solely with respect to such items as are necessary to consummate the transactions contemplated by this Agreement) and (b) the Company shall have obtained the Required Company Stockholder Vote.

Section 7.3 Listing. The Nasdaq Listing Application shall have been approved by Nasdaq.

Section 7.4 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or Legal Proceeding seeking a stop order with respect to the Registration Statement that has not been withdrawn; provided, that the Company may not rely on the failure of this condition to be satisfied to refuse to consummate the Contemplated Transactions to the extent such failure was caused by or resulted from the Company’s breach of its obligations under Section 6.1.

Section 7.5 Regulatory Approvals. Any applicable waiting periods (or extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

ARTICLE VIII.

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

Section 8.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

Section 8.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

Section 8.3 Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 8.1, 8.2, 8.4 and 8.5 have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by the company in accordance with Section 6.15 is true and accurate in all respects as of the Closing Date;

(b) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Parent;

(c) the Company Valuation Schedule;

(d) the Allocation Certificate; and

(e) the Lock-Up Agreements, duly executed by the Persons listed on Section B of the Company Disclosure Letter, which shall be in full force and effect.

Section 8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

Section 8.5 Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the stockholders of the Company collectively constituting the Required Company Stockholder Vote shall have been obtained and remain in full force and effect.

Section 8.6 Termination of Investor Agreements. The Company’s Investor Agreements shall have been terminated (or will be terminated as of the Closing).

Section 8.7 License Agreement. The License Agreement shall be in full force and effect and shall not have been modified or amended in any manner that would have a materially adverse impact on the Surviving Corporation or Parent without Parent’s prior written consent.

Section 8.8 Company Pre-Closing Financing. The Subscription Agreement shall be in full force and effect and aggregate gross cash proceeds of not less than the Company Pre-Closing Financing Minimum Amount shall have been received by the Company, or will be received by the Company substantially contemporaneously with the Closing, in connection with the consummation of the transactions contemplated by the Subscription Agreement.

ARTICLE IX.

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

Section 9.1 Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

Section 9.2 Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

Section 9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by an executive officer of Parent certifying that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied;

(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 6.12 hereof; and

(c) the Parent Net Cash Schedule.

Section 9.4 No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.

Section 9.5 Parent Pre-Closing Dividend. If Parent declares the Parent Pre-Closing Dividend, then the Parent Pre-Closing Dividend Amount shall have been deposited by Parent with Parent’s transfer agent for further distribution to the holders of the shares of Parent Common Stock outstanding as of the record date of the Parent Pre-Closing Dividend.

ARTICLE X.

TERMINATION

Section 10.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by March 23, 2027 (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Parent if such Party’s (or (x) in the case of Parent, Merger Sub’s or (y) in the case of the Company, any of the Company’s stockholders’ or Affiliates’) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; provided further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is 90 days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional 90 days;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and non-appealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Parent if the Required Company Stockholder Vote shall not have been obtained and evidence thereof has not been delivered to Parent within two Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained (whether timely or not), Parent may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f) by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(g) by Parent (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

(h) by the Company, if a Delisting Event occurs; provided, that if such Delisting Event was primarily caused by the Company’s refusal or unreasonable delay in consenting to reasonable actions by Parent to maintain the listing of Parent Common Stock on Nasdaq, the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(h);

(i) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (A) the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) and (B) Parent or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

(j) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(j) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(j) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(j) (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(j) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(k) by Parent (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(k), upon the Parent Board authorizing Parent to enter into a Permitted Alternative Agreement; provided, however, that Parent shall not enter into any Permitted Alternative Agreement unless: (i) Parent shall have complied in all material respects with its obligations under Section 5.4 and Section 6.3, (ii) the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iii) Parent shall concurrently pay to the Company the Company Termination Fee in accordance with Section 10.3(c); or

(l) by Parent if (A) the conditions set forth in Section 7 and Section 8 were satisfied or waived on the date the Closing was required to have occurred pursuant to Section 2.3 (other than those conditions that by their nature are to be satisfied at the Closing but provided that such conditions were capable of being satisfied if the Closing were to occur on such date), (B) the Company has failed to consummate the Closing on the date on which the Company is required to consummate the Closing pursuant to Section 2.3, (C) Parent has, on or after the date the Closing was required to have occurred and at least two Business Days prior to seeking to terminate this Agreement pursuant to this Section 10.1(l), irrevocably confirmed in a written notice delivered to the Company that Parent is ready, willing and able to consummate the Closing and (D) the Company has not consummated the Closing by the earlier of (i) the End Date and (ii) the end of the second Business Day following delivery of such written confirmation.

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

Section 10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3 and Section 11 (other than Section 11.8) and the related definitions of the defined terms in such sections shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

Section 10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 and Section 6.9, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided that, for the avoidance of doubt and without limitation to the other applicable provisions of this Agreement, Parent and the Company shall each pay 50% of (i) the fees paid in connection with filing the Registration Statement and any amendments and supplements thereto and (ii) 50% of the fees and expenses in connection with the printing, mailing and distribution of the Proxy Statement and any amendments and supplements.

(b) Notwithstanding the foregoing, if this Agreement is terminated by Parent or the Company pursuant to Section 10.1(b) (End Date) due to the failure of the Closing to occur on or prior to the End Date (as the same may have been extended), and such failure is primarily caused by (x) the Company’s failure or inability to timely provide the Company Required S-4 Information or any other information required or reasonably requested by Parent for inclusion in or in connection with the Registration Statement or Proxy Statement or (y) any material delay in the filing or effectiveness of the Registration Statement primarily attributable to the Company’s breach of its obligations under this Agreement, then the Company shall, within 10 Business Days after such termination, reimburse Parent for up to $1,000,000 of documented and reasonable out-of-pocket fees and expenses incurred by Parent in connection with the Contemplated Transactions (including fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants and other advisors and service providers).

(c) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 10.1(e) (Required Parent Stockholder Vote) or by the Company pursuant to Section 10.1(f) (Parent Triggering Event) (and the Required Parent Stockholder Vote has not been obtained by Parent), (ii) at any time after the date of this Agreement and prior to the Parent Stockholder Meeting, a bona fide third party Acquisition Proposal for a change of control transaction with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been publicly withdrawn) and (iii) within 12 months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction (excluding in each case any transactions occurring in connection with the liquidation, dissolution and winding up of Parent), then Parent shall pay to the Company, within 10 Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $1,000,000 (the “Company Termination Fee”).

(d) If this Agreement is terminated by Parent pursuant to Section 10.1(d) (Required Company Stockholder Vote) or Section 10.1(g) (Company Triggering Event), then the Company shall pay to Parent, within 10 Business Days after termination, a nonrefundable fee in an amount equal to $1,000,000 (the “Parent Termination Fee”).

(e) If (i) this Agreement is terminated by Parent pursuant to Section 10.1(l) (Company Failure to Close), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been publicly withdrawn) and (iii) within 12 months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Parent, within 10 Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), the Parent Termination Fee.

(f) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(g) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(g) shall limit the rights of the Parties under Section 11.10.

ARTICLE XI.

MISCELLANEOUS PROVISIONS

Section 11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.

Section 11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

Section 11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms; provided, further, that only Exhibit D (including Exhibit A to such Exhibit) is incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 11.5 Applicable Law; Jurisdiction; WAIVER OF RIGHT TO TRIAL BY JURY. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

Section 11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

Section 11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 9:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

Boundless Bio, Inc.

11099 North Torrey Pines Road, Suite 150

La Jolla, CA 92037

Attention: Legal Department

Email: [***]

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Attention: Daniel Rees, Shannon Cheng

Email: Daniel.Rees@lw.com, Shannon.Cheng@lw.com

if to the Company:

Serapha Bio, Inc.

40 10th Avenue, Floor 7

New York, NY 10014

Email: [***]

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

Attention: Ryan Murr, Branden Berns

Email: rmurr@gibsondunn.com, bberns@gibsondunn.com

Section 11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

Section 11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. The Parties acknowledge and agree that (a) each of the Parties shall be entitled to specific performance, injunctive relief or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without proof of damages, this being in addition to any other remedy to which the Parties are entitled under this Agreement, and (b) that the right of specific enforcement under this Section 11.10 is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement.

Section 11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

BOUNDLESS BIO, INC.

By:	/s/ Zachary D. Hornby
Name:	Zachary D. Hornby
Title:	President and Chief Executive Officer

BOULDER MERGER SUB CORP.

By:	/s/ Jessica Oien
Name:	Jesssica Oien
Title:	President and Secretary

SERAPHA BIO, INC.

By:	/s/ Alice Lee
Name:	Alice Lee
Title:	President

[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A-1

FORM OF PARENT STOCKHOLDER SUPPORT AGREEMENT

EXHIBIT A-2

FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT

EXHIBIT B

FORM OF LOCK-UP AGREEMENT

EXHIBIT C

FORM OF SUBSCRIPTION AGREEMENT

EXHIBIT D

CERTIFICATE OF MERGER

EXHIBIT E

FORM OF COMPANY STOCKHOLDER WRITTEN CONSENT

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”) is made as of August 28, 2026, with respect to that certain Agreement and Plan of Merger and Reorganization (as amended to date, the “Merger Agreement”), dated as of June 22, 2026 (the “Agreement Date”), by and among Boundless Bio, Inc., a Delaware corporation (“Parent”), Boulder Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Serapha Bio, Inc., a Delaware corporation (the “Company”). All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

W I T N E S S E T H:

WHEREAS, pursuant to Section 11.2 of the Merger Agreement, the Merger Agreement may be amended by any instrument in writing signed on behalf of the Company, Parent and Merger Sub, with the approval of the respective boards of directors of the Company, Parent and Merger Sub; and

WHEREAS, the Company, Parent and Merger Sub desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE 1 AMENDMENTS TO THE MERGER AGREEMENT

1.1.	Definitions.

1.1.1	Section 1.1(a) of the Merger Agreement is hereby amended by adding the following defined term in appropriate alphabetical order:

“Company RSUs” means restricted stock unit awards covering shares of Company Common Stock issued by the Company.

1.1.2	The definition of “Company Outstanding Shares” under Section 1.1(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Company Outstanding Shares” means, without duplication, the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time (including any shares of Company Common Stock or Company Preferred Stock that are issued in, or issuable upon the exercise or conversion of securities issued in, the Company Pre-Closing Financing, Series A-1 Preferred Stock equal to the Company Series A-1 Preferred Stock Initial Amount or any additional Series A-1 Preferred Stock in excess of the Company Series A-1 Preferred Stock Remeasurement Maximum Amount), expressed on a fully diluted and as converted to Company Common Stock basis assuming, without limitation or duplication, the exercise and/or settlement (as applicable) of all Company Options, Company RSUs, Company Warrants or other rights or commitments to receive shares of Company Common Stock or Company Preferred Stock (or securities convertible or exercisable into shares of Company Common Stock or Company Preferred Stock), whether conditional or unconditional or vested or unvested, that are outstanding as of immediately prior to the Effective Time, provided that “Company Outstanding Shares” shall exclude a number of shares of Company Series A-1 Preferred Stock issued or issuable upon the exercise of the Yoltech Warrant equal to the Company Series A-1 Preferred Stock Remeasurement Maximum Amount.

1.1.3

The definition of “Company Stock Plans” under Section 1.1(a) of the Merger Agreement is hereby amended by replacing the words “that may be adopted by the Company from time to time following the date hereof” with the words “that has been or may be adopted by the Company on or following the date hereof”.

1.2.	Company Pre-Closing Financing.

1.2.1	Recital K of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Concurrently with the execution and delivery of this Agreement, certain investors are executing and delivering a Securities Purchase Agreement in the form attached hereto as Exhibit C among the Company and the Persons named therein (including as may be amended, restated and/or superseded from time to time, the “Subscription Agreement”), pursuant to which such Persons will agree to purchase, in the amounts set forth therein, shares of Company Capital Stock (together with the Series A Financing, the “Company Pre-Closing Financing”).”

1.2.2

In furtherance of Section 1.2.1 of this Amendment, the definition of “Acquisition Transaction” in Section 1.1(a) of the Merger Agreement is hereby amended by deleting the words “the Series A Financing,” appearing after “any Parent Legacy Transaction,”.

1.2.3	Section 8.8 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“The Subscription Agreement and the Series A Financing Agreement shall each be in full force and effect and aggregate gross cash proceeds of not less than the Company Pre-Closing Financing Minimum Amount shall have been received by the Company, or will be received by the Company substantially contemporaneously with the Closing, in connection with the consummation of the Company Pre-Closing Financing.”

1.3.	Company RSUs.

1.3.1

Section 2.5(d) of the Merger Agreement is hereby amended by adding the following sentence to the end thereof: “All Company RSUs outstanding immediately prior to the Effective Time shall be treated in accordance with Section 6.5(c).”

1.3.2	Section 2.5(f) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“If, between the date of this Agreement and the Effective Time, the outstanding Company Capital Stock or Parent Capital Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options, Company RSUs, Company Warrants and Parent Capital Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Capital Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.”

1.3.3	Section 3.6(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“The Company has entered into an employment agreement pursuant to which the Company will reserve a number of shares equal to 5% of the fully-diluted issued and outstanding Company Capital Stock through the closing of the Pre-Closing Financing, which awards will be issued under the Company’s 2026 Equity Incentive Plan (the “Stock Plan”). As of the date hereof, there are no other Company Options, Company RSUs, or other equity awards issued, outstanding or subject to executed employment agreements.”

1.3.4	Section 3.6(e) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“All outstanding Company Capital Stock, Company Options, Company RSUs, and other securities of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.”

1.3.5	The heading of Section 6.5 of the Merger Agreement is hereby amended and restated in its entirety as “Company Options; Company Warrants; Company RSUs”.

1.3.6	Section 6.5 of the Merger Agreement is hereby amended by adding the following as a new Section 6.5(c):

“(c) At the Effective Time, each Company RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to receive shares of Company Common Stock and shall be converted, at the Effective Time, into a restricted stock unit award covering shares of Parent Common Stock (an “Assumed RSU”), on the same terms and conditions (including any vesting provisions, any provisions providing for vesting upon or following a listing of Parent Common Stock, and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company RSU as of immediately prior to the Effective Time, except for administrative or ministerial changes as determined by the Company Board (or, following the Effective Time, the Parent Board or compensation committee). The number of shares of Parent Common Stock subject to each such Assumed RSU shall be equal to (i) the number of shares of Company Common Stock subject to the respective Company RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock; provided that, in the case of any Assumed RSU to which Section 409A of the Code applies as of the Effective Time, the number of shares of Parent Common Stock subject to such restricted stock unit award and the terms and conditions of such restricted stock unit award shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder. The Company Board shall, prior to the Effective Time, take all actions necessary to effect the foregoing.”

1.3.7	Section 6.15 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Allocation Information. The Company will prepare and deliver to Parent prior to the Closing a spreadsheet setting forth (as of immediately prior to the Effective Time) (a) each holder of (i) Company Capital Stock, (ii) Company Options, (iii) Company RSUs, and (iv) Company Warrants, (b) such holder’s name and address, (c) with respect to holders of Company Capital Stock, the number or percentage and type of Company Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Parent Capital Stock, Pre-Funded Warrants, Assumed Options, Assumed RSUs, and Assumed Warrants to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock, Company Options, Company RSUs, and Company Warrants held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).”

1.4.	Beneficial Ownership Limitation.

1.4.1	Section 2.5(a)(ii) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(ii) subject to Section 2.5(c), each share of Company Capital Stock (including any shares of Company Capital Stock issued pursuant to the Company Pre-Closing Financing) outstanding immediately prior to the Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to Section 2.5(a)(i)) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio; provided, however, that, in the event the aggregate number of shares of Parent Common Stock issued to any holder of Company Capital Stock at Closing would result in the issuance of shares of Parent Common Stock in an amount (when aggregated with all shares of Parent Common Stock and any other securities of Parent then beneficially owned by such Person and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder)) in excess of such holder’s Beneficial Ownership Limitation (if any), Parent shall issue to any such holder of Company Capital Stock (x) shares of Parent Common Stock up to such holder’s Beneficial Ownership Limitation, and (y) in lieu of any shares of Parent Common Stock in excess of the Beneficial Ownership Limitation (such excess shares, the “Remaining Entitlement”), pre-funded warrants, substantially in the form attached hereto as Exhibit F (“Pre-Funded Warrants”), to purchase a number of shares of Parent Common Stock upon exercise of such Pre-Funded Warrants equal to the Remaining Entitlement, in such manner to provide any such holder of Company Capital Stock with the same economic effect as contemplated by this Agreement (such shares of Parent Common Stock and Pre-Funded Warrants, collectively, the “Merger Consideration”).”

1.4.2	A new Section 2.5(g) is hereby inserted into the Merger Agreement as follows:

“(g) The “Beneficial Ownership Limitation” may be set at the discretion of each holder of Company Capital Stock to a percentage designated by such Person in writing to Parent and to the Company between 0% and 19.99% of the number of shares of the Parent Common Stock outstanding immediately after giving effect to the issuance of the Merger Consideration; provided, that, for any holder of Company Capital Stock that does not make such designation in writing to Parent and to the Company at least ten (10) Business Days prior to the Closing, such percentage shall be set at (x) if such holder is an “Investor” under and as defined in the Subscription Agreement, the Beneficial Ownership Limitation applicable to such holder under the Subscription Agreement as in effect as of immediately prior to the Effective Time and (y) otherwise, 9.99%. Notwithstanding the foregoing, by written notice to the Surviving Corporation, any Person may reset the Beneficial Ownership Limitation percentage to a higher or lower percentage, not to exceed 19.99%; provided, that any increase will not be effective until the sixty-first (61st) day after such written notice is delivered to the Surviving Corporation. Upon such a change by any Person of the Beneficial Ownership Limitation, the Beneficial Ownership Limitation may not be further amended by such Person without first providing the minimum notice required by this Section 2.5(g).”

1.4.3	A new Exhibit F to the Merger Agreement shall be, and hereby is, inserted into the Merger Agreement with the form of Pre-Funded Warrant attached hereto as Exhibit A.

1.4.4

Section 4.22 of the Merger Agreement is hereby amended by adding the following at the end thereof: “Each Pre-Funded Warrant, when issued in accordance with the provisions of this Agreement, will constitute a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions. The Parent Common Stock issuable upon exercise of the Pre-Funded Warrants will, as of the Effective Time, be duly reserved for issuance and, upon issuance in accordance with the terms of the Pre-Funded Warrants, will be validly issued, fully paid and nonassessable.”

1.4.5

Section 6.9 of the Merger Agreement is hereby amended by replacing the words “the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions” with the words “the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions (including the shares of Parent Common Stock issuable upon exercise of the Pre-Funded Warrants)”.

1.5.	Required Parent Stockholder Vote.

1.5.1	Section 4.4 of the Merger Agreement is hereby amended by deleting the designation “(i)” appearing at the beginning thereof.

1.5.2	Section 4.4 of the Merger Agreement is hereby further amended by replacing the words “the Nasdaq rules and (b)” with the words “the Nasdaq rules, (b)”.

1.5.3	Section 4.4 of the Merger Agreement is hereby further amended by replacing the words “and (ii) the affirmative vote of a majority of the shares of Parent Common Stock outstanding and entitled to vote thereon is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve clause (iii)” with the words “and (c) clause (iii)”.

ARTICLE 2 MISCELLANEOUS

2.1. Except as specifically modified herein, the Merger Agreement remains in full force and effect, and the Parties hereto reserve all of their respective rights and remedies with respect to all other matters and claims, whether known or unknown, arising under the Merger Agreement. In the event of any conflict or inconsistency between this Amendment and the Merger Agreement, this Amendment shall control. All references in the Merger Agreement to “this Agreement” or “herein” or words of similar import shall be deemed to refer to the Merger Agreement as amended by this Amendment. The Merger Agreement (including as amended hereby) and the other schedules, exhibits, certificates, instruments and agreements referred to in the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms.

2.2. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, with the same effect as if the signatures thereto were in the same instrument. The exchange of a fully executed Amendment (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Amendment.

2.3. Sections 11.2 through 11.11 of the Merger Agreement are hereby incorporated by reference into this Amendment, mutatis mutandis.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first above written.

BOUNDLESS BIO, INC.

By:	/s/ Jessica Oien
Name:	Jessica Oien
Title:	President, Chief Legal Officer and Corporate Secretary

BOULDER MERGER SUB CORP.

By:	/s/ Jessica Oien
Name:	Jessica Oien
Title:	President and Secretary

[Signature Page to Amendment No. 1]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first above written.

SERAPHA BIO, INC.

By:	/s/ [***]
Name:	[***]
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1]

EXHIBIT A

FORM OF PRE-FUNDED WARRANT

(See attached.)

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF THIS WARRANT (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION).

FORM OF PRE-FUNDED WARRANT TO PURCHASE COMMON STOCK

Number of Shares: [●]

(subject to adjustment)

Warrant No. [●]	Original Issue Date: [●], 20[]

Serapha Bio, Inc., a Delaware corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [●] or its registered assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to a total of [●] shares of common stock, $0.00001 par value per share (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”), as adjusted from time to time as provided in Section 9, at an exercise price per share equal to $0.00001 (the “Exercise Price”), upon surrender of this Pre-Funded Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued in exchange, transfer or replacement hereof, the “Warrant”) at any time and from time to time on or after the date hereof (the “Original Issue Date”), subject to the following terms and conditions:

This Warrant is one of a series of similar warrants issued pursuant to that certain Securities Purchase Agreement, dated [●], 2026, by and among the Company and the Investors identified therein (the “Purchase Agreement”).

1.	Definitions. For purposes of this Warrant, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediates, controls, is controlled by or is under common control with such Person.

“Attribution Parties” means, collectively, the following Persons and entities: (i) any direct or indirect Affiliates of the Holder, (ii) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the date hereof, directly or indirectly managed or advised by the Holder’s investment manager, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any Attribution Parties and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and/or any other Attribution Parties for purposes of Section 13(d) or Section 16 of the Exchange Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage (as defined below).

“Closing Sale Price” means, for any security as of any date, the last trade price for such security on the Principal Trading Market for such security, as reported by Bloomberg Financial Markets, or, if such Principal Trading Market begins to operate on an extended hours basis and does not designate the last trade price, then the last trade price of such security prior to 4:00 P.M., New York City time, as reported by Bloomberg Financial

Markets, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg Financial Markets. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then the Board of Directors of the Company shall use its good faith judgment to determine the fair market value. The Board of Directors’ determination shall be binding upon all parties absent demonstrable error. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

“Commission” means the U.S. Securities and Exchange Commission.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“Group” shall have the meaning ascribed to it in Section 13(d) of the Exchange Act, and all related rules, regulations and jurisprudence.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated or unincorporated association, joint venture, government (or an agency or subdivision thereof) or any other entity or organization.

“Principal Trading Market” means the national securities exchange or other trading market on which the Common Stock is primarily listed on and quoted for trading, which, as of the Original Issue Date, shall be the Nasdaq Stock Market.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, for the Principal Trading Market with respect to the Common Stock that is in effect on the date of delivery of an applicable Exercise Notice (as defined below), which as of the Original Issue Date was “T+1.”

“Trading Day” means any weekday on which the Principal Trading Market is normally open for trading.

“Transfer Agent” means Computershare Trust Company, N.A., the Company’s transfer agent and registrar for the Common Stock, and any successor appointed in such capacity.

2. Issuance of Securities; Registration of Warrants. The Company shall register ownership of this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder (which shall include the initial Holder or, as the case may be, any assignee to which this Warrant is permissibly assigned hereunder) from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3. Registration of Transfers. This Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Subject to compliance with all applicable securities laws, the Company shall, or will cause its Transfer Agent to, register the transfer of all or any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, and payment for all applicable transfer taxes (if any). Upon any such registration or transfer, a new warrant to purchase Common Stock in substantially the form of this Warrant (any such new warrant, a “New Warrant”) evidencing the portion of this Warrant so transferred shall be issued to the transferee, and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations in respect of the New Warrant that the Holder has in respect of this Warrant. The Company shall, or will cause its Transfer Agent to, prepare, issue and deliver at the Company’s own expense any New Warrant under this Section 3. Until due presentment for registration of transfer, the Company may treat the registered Holder hereof as the owner and holder for all purposes, and the Company shall not be affected by any notice to the contrary.

4.	Exercise of Warrants.

(a) All or any part of this Warrant shall be exercisable by the registered Holder in any manner permitted by this Warrant (including Section 11) at any time and from time to time on or after the Original Issue Date, and such rights shall not expire until exercised in full.

(b) The Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Schedule 1 hereto (the “Exercise Notice”), completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a “cashless exercise” if so indicated in the Exercise Notice pursuant to Section 10 below), and the date on which the last of such items is delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.” The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares, if any. The delivery by (or on behalf of) the Holder of the Exercise Notice and the applicable Exercise Price as provided above shall constitute the Holder’s certification to the Company that its representations contained in Sections 4.1 and 4.3 through 4.14 of the Purchase Agreement are true and correct as of the Exercise Date as if remade in their entirety (or, in the case of any transferee Holder that is not a party to the Purchase Agreement, such transferee Holder’s certification to the Company that such representations are true and correct as to such transferee Holder as of the Exercise Date).

(c) The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this section, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

5.	Delivery of Warrant Shares.

(a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than the number of Trading Days comprising the Standard Settlement Period following the Exercise Date), upon the request of the Holder, cause the Transfer Agent to credit such aggregate number of shares of Common Stock specified by the Holder in the Exercise Notice and to which the Holder is entitled pursuant to such exercise (the “Exercise Shares”) to (i) the Holder’s or its designee’s balance account with The Depository Trust Company (“DTC”) through its Deposit Withdrawal At Custodian system or (ii) in book-entry form via a direct registration system maintained by or on behalf of the Transfer Agent, in each case, so long as either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or the resale of such Warrant Shares by the Holder or (B) the Exercise Shares are eligible for resale by the Holder without volume or manner-of-sale restrictions pursuant to Rule 144 promulgated under the Securities Act (assuming cashless exercise of this Warrant). If (A) and (B) above are not true, the Company shall cause the Transfer Agent to either (i) record the Exercise Shares in the name of the Holder or its designee on the certificates reflecting the Exercise Shares with an appropriate legend regarding restriction on transferability, which shall be issued and dispatched by overnight courier to the address as specified in the Exercise Notice, and on the Company’s share register or (ii) issue such Exercise Shares in the name of the Holder or its designee in restricted book-entry form in the Company’s share register. The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date, irrespective of the date such

Warrant Shares are credited to the Holder’s DTC account, the date of the book entry positions or the date of delivery of the certificates evidencing such Exercise Shares, as the case may be.

(b) In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to deliver to the Holder or its designee Exercise Shares in the manner required pursuant to Section 5(a) within the Standard Settlement Period following the Exercise Date (other than a failure caused by incorrect or incomplete information provided by Holder to the Company) and the Holder or the Holder’s broker on its behalf purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”) but did not receive within the Standard Settlement Period, then the Company shall, within two Trading Days after the Holder’s request and in the Holder’s sole discretion, promptly honor its obligation to deliver to the Holder or its designee the Exercise Shares pursuant to Section 5(a) and pay cash to the Holder in an amount equal to the excess (if any) of the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased in the Buy-In, less the product of (A) the number of shares of Common Stock purchased in the Buy-In, times (B) the Closing Sale Price of a share of Common Stock on the Exercise Date. The Holder shall provide the Company written notice promptly after the occurrence of a Buy-In, indicating the amounts payable to the Holder in respect of the Buy-In together with applicable confirmations and other evidence reasonably requested by the Company.

(c) To the extent permitted by law and subject to Section 5(b), the Company’s obligations to issue and deliver Warrant Shares in accordance with and subject to the terms hereof (including the limitations set forth in Section 11 below) are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Subject to Section 5(b), nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Exercise Shares; provided, however, that the Holder shall not be entitled to both (i) require the Company to reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not timely honored and (ii) receive the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 5(a).

6. Charges, Taxes and Expenses. Issuance and delivery of Exercise Shares shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other incidental tax or expense (excluding any applicable stamp duties) in respect of the issuance of such shares, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any Warrant Shares or the Warrants in a name other than that of the Holder or an Affiliate thereof. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

7. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, a customary and reasonable contractual indemnity, if requested by the Company. If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the New Warrant.

8. Reservation of Warrant Shares. The Company covenants that it will, at all times while this Warrant is outstanding, reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares that are initially issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of Persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable. The Company will take all such action as may be reasonably necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Stock may be listed. The Company further covenants that it will not, without the prior written consent of the Holder, take any actions to increase the par value of the Common Stock at any time while this Warrant is outstanding.

9. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant (the “Number of Warrant Shares”) is subject to adjustment from time to time as set forth in this Section 9.

(a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock issued and outstanding on the Original Issue Date and in accordance with the terms of such stock on the Original Issue Date or as amended, that is payable in shares of Common Stock, (ii) subdivides its outstanding shares of Common Stock into a larger number of shares of Common Stock, (iii) combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) issues by reclassification of shares of capital stock any additional shares of Common Stock of the Company, then in each such case the Number of Warrant Shares shall be multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately before such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, provided, however, that if such record date shall have been fixed and such dividend is not fully paid on the date fixed therefor, the Number of Warrant Shares shall be recomputed accordingly as of the close of business on such record date and thereafter the Number of Warrant Shares shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends. Any adjustment pursuant to clause (ii), (iii) or (iv) of this paragraph shall become effective immediately after the effective date of such subdivision, combination or issuance.

(b) Pro Rata Distributions. If, on or after the Original Issue Date, the Company shall declare or make any dividend or other pro rata distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction, but, for the avoidance of doubt, excluding any distribution of shares of Common Stock subject to Section 9(a), any distribution of Purchase Rights (as defined below) subject to Section 9(c) and any Fundamental Transaction (as defined below) subject to Section 9(d)) (a “Distribution”) then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage (as defined below)) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution; provided, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to such extent (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation.

(c) Purchase Rights. If at any time on or after the Original Issue Date, the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property, in each case pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights; provided, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (and shall not be entitled to beneficial ownership of such Common Stock as a result of such Purchase Right (and beneficial ownership) to such extent) and at the Holder’s election, in its sole discretion, either (1) such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right to be held similarly in abeyance) to the same extent as if there had been no such limitation or (2) the Company shall offer the Holder the right upon exercise of such Purchase Right to acquire a security (e.g. a pre-funded warrant) that would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage but will otherwise to the extent possible have economic and other rights, preferences and privileges substantially consistent and on par with the securities or other property issuable upon exercise of the originally offered Purchase Rights. As used in this Section 9(c), (i) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities and (ii) “Convertible Securities” mean any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for shares of Common Stock.

(d) Fundamental Transactions. If, at any time while this Warrant is outstanding (i) the Company effects any merger or consolidation of the Company with or into another Person, in which the Company is not the surviving entity or in which the stockholders of the Company immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, (ii) the Company effects any sale to another Person of all or substantially all of its assets in one or a series of related transactions, (iii) pursuant to any tender offer or exchange offer (whether by the Company or another Person), holders of capital stock tender shares representing more than 50% of the voting power of the capital stock of the Company and the Company or such other Person, as applicable, accepts such tender for payment, (iv) the Company consummates a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the voting power of the capital stock of the Company (except for any such transaction in which the stockholders of the Company immediately prior to such transaction maintain, in substantially the same proportions, the voting power of such Person immediately after the transaction) or (v) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 9(a) above) (in any such case, a “Fundamental Transaction”), then following such Fundamental Transaction the Holder shall have the right to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (including any Distributions or Purchase

Rights then held in abeyance pursuant to Sections 9(b) or 9(c) above) without regard to any limitations on exercise contained herein (the “Alternate Consideration”). The Company shall not effect any Fundamental Transaction in which the Company is not the surviving entity or the Alternate Consideration includes securities of another Person unless (i) the Alternate Consideration is solely cash and the Company provides for the simultaneous “cashless exercise” of this Warrant pursuant to Section 10 below or (ii) prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or other Person (including any purchaser of assets of the Company) shall assume the obligation to deliver to the Holder such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to receive, and the other obligations under this Warrant. The provisions of this paragraph (d) shall similarly apply to subsequent transactions analogous to a Fundamental Transaction type.

(e) Number of Warrant Shares. Simultaneously with any adjustment to the number of Warrant Shares pursuant to Section 9, the Exercise Price shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment. Notwithstanding the foregoing, in no event may the Exercise Price be adjusted below the par value of the Common Stock then in effect.

(f) Calculations. All calculations under this Section 9 shall be to the nearest share.

(g) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will, at the written request of the Holder, promptly compute such adjustment, in good faith, in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Transfer Agent.

(h) Notice of Corporate Events. If, while this Warrant is outstanding, the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including, without limitation, any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice of such transaction at least ten days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice. In addition, if while this Warrant is outstanding, the Company authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction contemplated by Section 9(d), other than a Fundamental Transaction under clause (iii) of Section 9(d), the Company shall deliver to the Holder a notice of such Fundamental Transaction at least 30 days prior to the date such Fundamental Transaction is consummated. Holder agrees to maintain any information disclosed pursuant to this Section 9(h) in confidence until such information is publicly available, and shall comply with applicable law with respect to trading in the Company’s securities following receipt of any such information.

10. Payment of Exercise Price. Notwithstanding anything contained herein to the contrary, the Holder may, in its sole discretion, satisfy its obligation to pay the Exercise Price through a “cashless exercise”, in which event the Company shall issue to the Holder the number of Warrant Shares in an exchange of securities effected pursuant to Section 3(a)(9) of the Securities Act, determined as follows:

X = Y [(A-B)/A]

where:

“X” equals the number of Warrant Shares to be issued to the Holder;

“Y” equals the total number of Warrant Shares with respect to which this Warrant is then being exercised;

“A” equals the Closing Sale Price of the shares of Common Stock (as reported by Bloomberg Financial Market) as of the Trading Day on the date immediately preceding the Exercise Date; and

“B” equals the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a “cashless exercise” transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the Original Issue Date (provided that the Commission continues to take the position that such treatment is proper at the time of such exercise). In the event that a registration statement registering the issuance of Warrant Shares is, for any reason, not effective at the time of exercise of this Warrant, then this Warrant may only be exercised through a cashless exercise, as set forth in this Section 10. If the Warrant Shares are issued in such a cashless exercise, the Company acknowledges and agrees that, in accordance with Section 3(a)(9) of the Securities Act, the Exercise Shares issued in such exercise shall take on the registered characteristics of the Warrants being exercised and may be tacked on to the holding period of the Warrants being exercised. Except as set forth in Section 5(b) (Buy-In Remedy) and Section 12 (No Fractional Shares), in no event will the exercise of this Warrant be settled in cash.

11.	Limitations on Exercise.

(a) Notwithstanding anything to the contrary contained herein, the Company shall not effect the exercise of any portion of this Warrant, and the Holder of this Warrant shall not have the right to exercise any portion of the Warrant, and any such exercise shall be null and void ab initio and treated as if the exercise had not been made, to the extent that immediately prior to or following such exercise, the Holder, together with the Attribution Parties, beneficially owns or would beneficially own as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder, in excess of [4.99][9.99]% (the “Maximum Percentage”) of the Common Stock that would be issued and outstanding following such exercise. For purposes of calculating beneficial ownership for determining whether the Maximum Percentage is or will be exceeded, the aggregate number of shares of Common Stock held and/or beneficially owned by the Holder together with the Attribution Parties, shall include the number of shares of Common Stock held and/or beneficially owned by the Holder together with the Attribution Parties plus the number of shares of Common Stock issuable upon exercise of the relevant Warrant with respect to which the determination is being made but shall exclude the number of shares of Common Stock which would be issuable upon (i) exercise of the remaining, unexercised Warrant held and/or beneficially owned by the Holder or the Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company held and/or beneficially owned by such Holder or any Attribution Party (including, without limitation, any convertible notes, convertible stock or warrants) that are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of this Section 11(a), beneficial ownership of the Holder or the Attribution Parties shall, except as set forth in the immediately preceding sentence, be calculated and determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder. For purposes of this Warrant, in determining the number of outstanding shares of Common Stock, a Holder of this Warrant may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent Form 10-K, Form 10-Q, Current Report on Form 8-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding (such issued and outstanding shares, the “Reported Outstanding Share Number”). For any reason at any time, upon the written or oral request of the Holder, the Company shall within one business day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. The Holder shall disclose to the Company the number of shares of Common Stock that it, together with the Attribution Parties holds and/or beneficially owns and has the right to acquire through the exercise of derivative securities and any limitations on exercise or conversion analogous to the limitation contained herein contemporaneously or immediately prior to submitting an Exercise Notice for the relevant Warrant. If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s, together with the Attribution Parties’, beneficial ownership, as determined pursuant to this Section 11(a), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be purchased pursuant to such Exercise Notice (the number of shares by which such purchase is reduced, the “Reduction Shares”) and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and the Attribution Parties since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Common Stock to the Holder upon exercise of this Warrant results in the Holder, together with the Attribution Parties, being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the Exchange Act), the number of shares so issued by which the Holder’s, together with the Attribution Parties’, aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder and/or the Attribution Parties shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. By written notice to the Company, a Holder of this Warrant may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 19.99% specified in such notice; provided that any increase in the Maximum Percentage will not be effective until the 61st day after such notice is delivered to the Company and shall not negatively affect any partial exercise effected prior to such change.

(b) This Section 11 shall not restrict the number of shares of Common Stock which a Holder or the Attribution Parties may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder or the Attribution Parties may receive in the event of a Fundamental Transaction as contemplated in Section 9(d) of this Warrant. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder or the Attribution Parties for any purpose including for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder or Section 16 of the Exchange Act and the rules promulgated thereunder, including Rule 16a-1(a)(1). No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 11 to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 11 or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.

12. No Fractional Shares. No fractional Warrant Shares will be issued in connection with any exercise of this Warrant. In lieu of any fractional shares that would otherwise be issuable, the number of Warrant Shares to be issued shall be rounded down to the next whole number and the Company shall pay the Holder in cash the fair market value (based on the Closing Sale Price) for any such fractional shares.

13. Notices. Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered confirmed e-mail at the e-mail address specified in the books and records of the Transfer Agent prior to 5:30 P.M., New York City time, on a Trading

Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via confirmed e-mail at the e-mail address specified in the books and records of the Transfer Agent on a day that is not a Trading Day or later than 5:30 P.M., New York City time, on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service specifying next business day delivery, or (iv) upon actual receipt by the Person to whom such notice is required to be given, if by hand delivery.

14. Warrant Agent. The Company shall initially serve as warrant agent under this Warrant. Upon 30 days’ notice to the Holder, the Company may appoint a new warrant agent. Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

15.	Miscellaneous.

(a) No Rights as a Stockholder. Except as otherwise set forth in this Warrant, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

(b) Further Assurances. Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate or articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant. Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(c) Successors and Assigns. Subject to compliance with applicable securities laws, this Warrant may be assigned by the Holder. This Warrant may not be assigned by the Company without the written consent of the Holder, except to a successor in the event of a Fundamental Transaction. This Warrant shall be binding on and inure to the benefit of the Company and the Holder and their respective successors and assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant.

(d) Amendment and Waiver. This Warrant may be amended only in writing signed by the Company and the Holder, or their successors and assigns. Except as otherwise provided herein, the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

(e) Acceptance. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

(f) Governing Law; Jurisdiction. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PERSON AT THE ADDRESS IN EFFECT FOR NOTICES TO IT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. EACH OF THE COMPANY AND THE HOLDER HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(g) Headings. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(h) Severability. If any part or provision of this Warrant is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Warrant shall remain binding upon the parties hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

SERAPHA BIO, INC.

By:
Name:
Title:

Schedule 1

FORM OF EXERCISE NOTICE

[To be executed by the Holder to purchase shares of Common Stock under the Warrant]

Ladies and Gentlemen:

(1) The undersigned is the Holder of Warrant No. __ (the “Warrant”) issued by Serapha Bio, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined herein have the respective meanings set forth in the Warrant.

(2) The undersigned hereby exercises its right to purchase _____ Warrant Shares pursuant to the Warrant.

(3) The Holder intends that payment of the Exercise Price shall be made as (check one):

☐	Cash Exercise

☐	“Cashless Exercise” under Section 10 of the Warrant

(4) If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $ _____ in immediately available funds to the Company in accordance with the terms of the Warrant.

(5) Pursuant to this Exercise Notice, the Company shall deliver to the Holder Warrant Shares determined in accordance with the terms of the Warrant. The Warrant Shares shall be delivered (check one):

☐	to the following DWAC Account Number:

☐	in book-entry form via a direct registration system

☐	by physical delivery of a certificate to:

☐	in restricted book-entry form in the Company’s share register

(6) By its delivery of this Exercise Notice, the undersigned represents and warrants to the Company that in giving effect to the exercise evidenced hereby the Holder (i) the Holder is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended and (ii) will not beneficially own in excess of the number of shares of Common Stock (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) permitted to be owned under Section 11(a) of the Warrant to which this notice relates.

Dated:

Name of Holder:

By:

Name:

Title:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

ANNEX B

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BOUNDLESS BIO, INC.

Boundless Bio, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. That the Corporation, which was originally known as Pretzel Therapeutics, Inc., filed its original Certificate of Incorporation on April 10, 2018.

2.  That the Board of Directors of said Corporation duly adopted resolutions setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”), declaring said amendment to be advisable and directing its officers to submit said amendment to the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

THEREFORE, BE IT RESOLVED, that Article IV of the Certificate is hereby amended to add the following new paragraphs immediately following the last paragraph of Article IV:

“C. REVERSE STOCK SPLIT

Effective at      Eastern Time, on      , 2026 (the “Effective Time”), a one-for-     reverse stock split of the shares of Common Stock shall become effective, pursuant to which each [●] shares of Common Stock issued and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the Corporation or the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu of any fractional shares, if upon aggregating all of the shares of Common Stock held by a record holder immediately following the Reverse Stock Split such holder would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, the Corporation shall pay in cash (without interest) to each such holder an amount equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price on The Nasdaq Stock Market LLC of a share of Common Stock on the last trading day immediately prior to the date on which the Effective Time occurs (with such price proportionately adjusted to give effect to the Reverse Stock Split).

Each stock certificate or book-entry share that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate or book-entry share have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each stockholder of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined.”

3.  That, at a meeting of the stockholders of the Corporation, the aforesaid amendment was duly adopted by the stockholders of the Corporation.

4. That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

5. That this Certificate of Amendment shall become effective at      Eastern Time on      , 2026.

[Signature page follows]

IN WITNESS WHEREOF, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation has been executed as of this      day of     , 2026.

Boundless Bio, Inc. A Delaware corporation

By:
Name:
Title:

ANNEX C

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BOUNDLESS BIO, INC.

Boundless Bio, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. That the Corporation, which was originally known as Pretzel Therapeutics, Inc., filed its original Certificate of Incorporation on April 10, 2018.

2.  That the Board of Directors of said Corporation duly adopted resolutions setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”), declaring said amendment to be advisable and directing its officers to submit said amendment to the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

THEREFORE, BE IT RESOLVED, that the first paragraph of Article IV of the Certificate is hereby amended and restated in its entirety to read as follows:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is     . The total number of shares of Common Stock that the Corporation is authorized to issue is     , having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 70,000,000, having a par value of $0.0001 per share.”

3.  That, at a meeting of the stockholders of the Corporation, the aforesaid amendment was duly adopted by the stockholders of the Corporation.

4. That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

5. That this Certificate of Amendment shall become effective at      Eastern Time on    , 2026.

[Signature page follows]

C-1

IN WITNESS WHEREOF, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation has been executed as of this      day of     , 2026.

Boundless Bio, Inc. A Delaware corporation

By:
Name:
Title:

C-2

Annex D

PRELIMINARY FILING - SUBJECT TO COMPLETION	Your vote matters!	☒

C/O TABULATOR P.O. BOX 8016, CARY, NC 27512-9903
Have your ballot ready and please use one
of the methods below for easy voting:

Your control number

Have the 12 digit control number located in the box above
available when you access the website and follow the instructions.

Boundless Bio, Inc.	Internet:
Special Meeting of Stockholders	www.proxypush.com/BOLD • Cast your vote online • Have your Proxy Card ready • Follow the simple instructions to record your vote

for stockholders of record as of [ ], 2026	Phone: 1-866-390-5243
[ ], 2026 [ ] [AM][PM], Pacific Time Special meeting will be held via live webcast. Please visit www.proxydocs.com/BOLD for more details.	• Use any touch-tone telephone • Have your Proxy Card ready • Follow the simple recorded instructions
Mail:
YOUR VOTE IS IMPORTANT!	• Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided
PLEASE VOTE BY: 8:59 PM Pacific Time, on [ ], 2026	Virtual:
You may register to attend the meeting online and/or participate at www.proxydocs.com/BOLD.

This proxy is being solicited on behalf of the Board of Directors

The undersigned hereby appoints Jessica Oien, J.D. and David Hinkle (the “Named Proxies”), and each or either of them, as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the shares of capital stock of Boundless Bio, Inc. which the undersigned is entitled to vote at said meeting and any adjournment or postponement thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment or postponement thereof, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS’ RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof.

You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxies cannot vote your shares unless you sign (SEE REVERSE SIDE) and return this card.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved

D-1

Boundless Bio, Inc. Special Meeting of Stockholders

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3, 4, 5 AND 6

	PROPOSAL		YOUR VOTE		BOARD OF DIRECTORS RECOMMENDS
		FOR	AGAINST	ABSTAIN

1.	Nasdaq Stock Issuance Proposal: To approve the issuance of shares of Boundless Bio Common Stock (including the shares of Boundless Bio Common Stock issuable upon exercise of Boundless Bio Pre Funded Warrants) to stockholders of Serapha Bio, Inc. (“Serapha”) pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, which will (i) represent more than 20% of the shares of Boundless Bio Common Stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b).	☐	☐	☐	FOR

2.	Nasdaq Reverse Split Proposal: To approve an amendment to the amended and restated certificate of incorporation of Boundless Bio (the “Boundless Bio Charter”) to effect a reverse stock split of Boundless Bio’s issued and outstanding common stock at a ratio determined by the Boundless Bio board of directors and agreed to by Serapha, of one new share of Boundless Bio Common Stock for every [ ] to [ ] shares (or any number in between) of issued and outstanding Boundless Bio Common Stock.	☐	☐	☐	FOR

3.	Authorized Share Increase Proposal: To approve an amendment to the Boundless Bio Charter to increase the number of shares of Boundless Bio Common Stock that Boundless Bio is authorized to issue from 700,000,000 to [ ].	☐	☐	☐	FOR

4.	Stock Plan Proposal: To approve the Serapha Bio, Inc. 2026 Stock Incentive Plan (approval of this proposal is conditioned on the approval of the Nasdaq Stock Issuance Proposal).	☐	☐	☐	FOR

5.	ESPP Proposal: To approve the Serapha Bio, Inc. 2026 Employee Stock Purchase Plan (approval of this proposal is conditioned on the approval of the Nasdaq Stock Issuance Proposal).	☐	☐	☐	FOR

6.

Adjournment Proposal: To approve an adjournment of the Boundless Bio Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3.

Note: To transact such other business as may properly come before the stockholders at the Boundless Bio Special Meeting or any adjournment or postponement thereof.

		☐	☐	☐	FOR

You may register to attend the meeting online and/or participate at www.proxydocs.com/BOLD.

Authorized Signatures - This section must be completed for your vote to be executed in accordance with the terms on the reverse side. Please sign and date below.

Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date

D-2

ANNEX E

Strictly Confidential

June 21, 2026

Boundless Bio, Inc.

11099 North Torrey Pines Road, Suite 150

La Jolla, CA 92037

Attention: Jonathan Lim, M.D.

Chairman of the Board of Directors and Co-Founder

Members of the Board of Directors:

We have been advised that Boundless Bio, Inc., a Delaware corporation (“Boundless” or “Parent”), proposes to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”), by and among Boulder Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Serapha Bio, Inc., a Delaware corporation (“Serapha” or the “Company”). Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The company will continue as the surviving corporation in the Merger (the “Surviving Corporation”). Pursuant to the terms and subject to the conditions set forth in the Agreement, upon consummation of the Merger, (i) each share of Company Capital Stock (including any shares of Company Capital Stock issued pursuant to the Company Pre-Closing Financing) outstanding immediately prior to the Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to the Agreement) shall be converted solely into the right to receive a number of Parent Common Stock equal to the Exchange Ratio (collectively, the “Merger Consideration”)

The Agreement contemplates that Parent may declare and pay a dividend on the shares of Parent Common Stock outstanding prior to the Effective Time (excluding for the avoidance of doubt any shares of Parent Common Stock issuable pursuant to the Contemplated Transactions) up to an amount equal to the aggregate of Parent’s reasonable, good faith approximation of the amount by which Parent Net Cash will exceed $0 (excluding the proceeds of any Parent Legacy Transaction to the extent contingent or to be received following the Effective Time) (such dividend, the “Parent Pre-Closing Dividend” and such amount, the “Parent Pre-Closing Dividend Amount”).

The Agreement also contemplates that concurrently with, or prior to, the execution and delivery of this Agreement, certain investors are executing and entering into a Series A Preferred Stock Purchase Agreement among the Company and the Persons named therein (including as may be amended, restated and/or superseded from time to time), the “Series A Financing Agreement”), pursuant to which such Persons will invest in a private placement of the Company Preferred Stock (the “Series A Financing”).

The Agreement further contemplates that concurrently with the execution and delivery of this Agreement, certain investors are executing and delivering a Securities Purchase Agreement (including as may be amended, restated and/or superseded from time to time, the “Subscription Agreement”), representing an aggregate commitment of $230.0 million (but not less than $200.0 million) pursuant to which such Persons will agree to purchase shares of Company Capital Stock (the “Company Pre-Closing Financing”).

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Boundless Bio, Inc.

June 21, 2026

For purposes of rendering our Opinion we have, with your consent, assumed that (i) the License Agreement (the “License Agreement”), dated June 12, 2026, by and between the Company and Yoltech Therapeutics Co., Ltd., pursuant to which the Company acquires intellectual property rights related to YOLT-202 is in effect, (ii) the Parent Pre-Closing Dividend has occurred, (iii) the Company will receive approximately $230.0 million in proceeds from the Company Pre-Closing Financing, and (iv) upon closing of the Merger, the holders of Company Capital Stock will in the aggregate hold approximately 23.3% of the fully-diluted shares of Parent Common Stock and the holders of Parent Common Stock will in the aggregate hold approximately 3.95% of the fully-diluted shares of Parent Common Stock immediately following the Merger, after giving effect to the Company Pre-Closing Financing, respectively.

We have, with your consent, relied upon the assumption that all information provided to us by Boundless and Serapha is accurate and complete in all material respects. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We have assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Boundless or Serapha since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Boundless or Serapha, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of Boundless or Serapha under any state or federal laws relating to bankruptcy, insolvency or similar matters.

Our Opinion does not address any legal, regulatory, tax or accounting matters related to the Merger, as to which we have assumed that Boundless and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness from a financial point of view of the Exchange Ratio as set forth in the Agreement to the holders of Parent Common Stock.

We express no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission (the “SEC”), the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

In your capacity as members of the Board of Directors of Boundless (the “Board of Directors”), you have requested our opinion (our “Opinion”) as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio as set forth in the Agreement to the holders of Parent Common Stock.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft of the Merger Agreement;

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Boundless Bio, Inc.

June 21, 2026

•	Reviewed and analyzed certain publicly available financial and other information for each of Boundless and Serapha;

•	Discussed with certain members of the management of Boundless the historical and current business operations, financial condition and prospects of Boundless and Serapha;

•

Reviewed and analyzed certain operating results of Serapha as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of the Agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant; and

•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for purposes of this Opinion.

For purposes of rendering our Opinion we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final form of the Agreement will not differ from the draft Agreement that we have reviewed; (ii) the representations and warranties of each party contained in the Agreement are true and correct in all respects; (iii) each party will perform all of the covenants and agreements required to be performed by such party under the Agreement; and (iv) the transactions contemplated by the Agreement will be consummated in accordance with the terms of the Agreement, without any waiver or amendment of any term or condition thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement or otherwise required for the transactions contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed, or waivers made that would have an adverse effect on Boundless, Serapha, or the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder.

It is understood that this letter is intended for the benefit and use of the Board of Directors (in its capacity as such) in its consideration of the financial terms of the Merger and, except as set forth in our engagement letter with Boundless, dated as of May 30, 2026 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing related to the Merger required to be filed with the SEC and any proxy statement to be mailed to holders of Parent Common Stock. This letter does not constitute a recommendation to the Board of Directors of whether to approve the Merger or to any stockholder of Boundless or any other person as to how to vote or act with respect to the transactions contemplated by the Agreement (including the Merger) or any other matter. Our Opinion does not address Boundless’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Boundless. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Boundless, will trade at any time, including following the announcement or consummation of the Merger, or as to the potential effects of volatility in the credit, financial, and stock markets on Boundless, Serapha or the transactions contemplated by the Agreement. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Boundless Bio, Inc.

June 21, 2026

compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of Parent Common Stock in connection with the Merger or with respect to the fairness of any such compensation.

Lucid is an investment bank providing investment banking, brokerage, equity research, institutional sales and trading services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Lucid will receive a fee for rendering our Opinion set forth below pursuant to the Engagement Letter, which is not contingent upon consummation of the Merger. In addition, Boundless has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date hereof, Lucid has not had a relationship with Boundless or its affiliates and has not received any fees from Boundless or any of its affiliates. In the two years preceding the date hereof, Lucid has not had a relationship with Serapha or any of its affiliates and has not received any fees from Serapha or any of its affiliates. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to Boundless and Serapha and/or their respective affiliates and expect to receive fees for the rendering of these services.

In the ordinary course of business, Lucid or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Boundless, Serapha or any other party that may be involved in the Merger and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Lucid has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Boundless and the proposed Merger that may differ from the views of Lucid’s investment banking personnel.

The Opinion set forth below was reviewed and approved by a fairness opinion committee of Lucid.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Parent Common Shares.

Very truly yours,

/s/ Lucid Capital Markets, LLC

Lucid Capital Markets, LLC

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

ANNEX F

Section 262 of the Delaware General Corporation Law

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

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c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the

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approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

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(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing

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appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of

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this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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ANNEX G

PARENT SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of June 22, 2026, by and among Serapha Bio, Inc., a Delaware corporation (the “Company”), Boundless Bio, Inc., a Delaware corporation (“Parent”), and the undersigned stock and/or option holder of Parent (the “Equityholder” and each of the Equityholder, Company, and Parent, a “Party” and, collectively, the “Parties”). Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company and Boulder Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), have entered into an Agreement and Plan of Merger and Reorganization (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which the Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”).

WHEREAS, as of the date hereof, the Equityholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Parent Capital Stock and any other equity securities of Parent as indicated in Appendix A.

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, Parent has required that Equityholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the Parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, (i) a short sale with respect to such security, (ii) entering into or acquiring a derivative contract with respect to such security, (iii) entering into or acquiring a futures or forward contract to deliver such security or (iv) entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly changing the economic benefits or risks of ownership of such security.

(b) “Parent Equityholder Matters” means the approval of (i) the issuance of Parent Common Stock that represent (or are convertible into) more than twenty percent (20%) of the shares of Parent Common Stock outstanding immediately prior to the Effective Time to the Company stockholders in connection with the Contemplated Transactions and the change of control of Parent resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules and (ii) clause (i) of the definition of “Parent Charter Amendment”.

(c) “Shares” means (i) all shares of Parent Capital Stock and any other equity securities of Parent beneficially owned by the Equityholder as of the date hereof, including such securities indicated in Appendix A, (ii) all additional shares of Parent Capital Stock issued or otherwise acquired, whether beneficially owned or of record, or owned by the Equityholder during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, and (iii) any shares of capital stock or other equity securities of

Parent that such Equityholder acquires or with respect to which such Equityholder otherwise acquires sole or shared voting power (including any proxy), whether beneficial or of record, or otherwise owned by such Equityholder after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Parent Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares.

(d) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a Encumbrance, lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Equityholder covenants to Parent and the Company as follows:

(a) Except as otherwise permitted by Section 2(d), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Equityholder shall not Transfer any of the Equityholder’s Shares, publicly announce its intention to Transfer any of its Shares or enter into any contract with respect to any Transfer of, its Shares or any interest therein.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Equityholder will not commit any act that would restrict the Equityholder’s legal power, authority and right to vote all of the Shares held by the Equityholder or otherwise prevent or disable the Equityholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement, and as otherwise permitted by this Agreement, the Equityholder shall not enter into any voting agreement with any person or entity with respect to any of the Equityholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity in each case which has the effect of limiting or affecting the Equityholder’s legal power, authority or right to vote the Equityholder’s Shares in favor of the Parent Equityholder Matters.

(c) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Equityholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Equityholder contained herein untrue or incorrect or have the effect of restricting the Equityholder’s legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Equityholder from performing any of such Equityholder’s obligations under this Agreement.

(d) Notwithstanding anything else herein to the contrary, the Equityholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy to the legal representative, heir, beneficiary or a member of the immediate family of the Equityholder, (ii) to such Equityholder’s Affiliates (in each case, directly or indirectly), (iii) to any trust or other entity for the direct or indirect benefit of the Equityholder or the immediate family of the Equityholder (or, if the Equityholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Equityholder) or otherwise for estate tax or estate planning purposes, (iv) in the case of a Equityholder who is not a natural person, by pro rata distributions from the Equityholder to its members, partners, or shareholders pursuant to the Equityholder’s organizational documents, (v) to the extent required by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement and (vi) pursuant to the exercise of any option to purchase any Parent Capital Stock, including in order to pay the exercise price of such option or otherwise satisfy taxes applicable thereto; provided, that in the cases of clauses (i) through (v), (x) such Transferred Shares shall continue to be bound by this Agreement, (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer if not already a party thereto and (z) the transferor Equityholder shall remain liable for any failure of such transferee to comply with or perform its obligations under this Agreement. Any action taken in violation of Section 2(a) through Section 2(d) shall be null and void ab initio.

(e) Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Equityholder to exercise any option or any other right to acquire any shares of Parent Capital Stock.

3. Agreement to Vote Shares. The Equityholder covenants to Parent and the Company as follows:

(a) Until the Expiration Date, at every meeting of the stockholders of Parent called to vote upon the Parent Equityholder Matters, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the Equityholders of Parent, the Equityholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Equityholder (A) in favor of the Parent Equityholder Matters, and (B) against any Acquisition Proposal.

(b) If the Equityholder is the beneficial owner, but not the record holder, of Shares, the Equityholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Equityholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Parent by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Equityholder Capacity Only. The Equityholder is entering into this Agreement solely in the Equityholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Equityholder’s capacity as a director or officer of Parent. Nothing herein shall limit or affect the Equityholder’s ability to exercise Equityholder’s fiduciary duties as an officer or director of Parent.

5. Irrevocable Proxy. The Equityholder hereby revokes (or agrees to cause to be revoked) any proxies that the Equityholder has heretofore granted with respect to its Shares. In the event and to the extent that the Equityholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Parent or pursuant to any applicable written consent of the stockholders of Parent, the Equityholder shall be deemed to have irrevocably granted to, and appointed, Parent as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to (a) attend any all meetings of the Parent stockholders with respect to any of the matters specified in Section 3 and (b) vote, express consent, dissent or grant, withhold or issue instructions to the record holder to vote his, her or its Shares in any action by written consent of Parent stockholders or at any meeting of Parent stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein (including the next sentence), the Equityholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Equityholder, as applicable) and shall not be terminated by operation of law or upon the occurrence of any other event. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate on the Expiration Date. The Equityholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Parent. The Equityholder hereby affirms that the proxy set forth in this Section 5 is given in connection with and granted in consideration of and as an inducement to Parent, Merger Sub and the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Equityholder under Section 3. With respect to any Shares that are owned beneficially by the Equityholder but are not held of record by the Equityholder (other than shares beneficially owned by the Equityholder that are held in the name of a bank, broker or nominee), the Equityholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 5 with respect to such Shares.

6. No Solicitation. The Equityholder agrees not to directly or indirectly, including through any of its officers, directors or agents, take any action that Parent is prohibited from taking pursuant to Section 5.4 of the Merger Agreement and Section 5.4 of the Merger Agreement is hereby incorporated by reference mutatis mutandis. The Equityholder hereby represents and warrants that the Equityholder has read Section 5.4 of the Merger Agreement.

7. Documentation and Information. The Equityholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Equityholder’s identity and ownership of the Shares and the nature of the Equityholder’s commitments and obligations under this Agreement.

8. Representations and Warranties of the Equityholder. The Equityholder hereby represents and warrants to Parent and the Company as follows:

(a) (i) The Equityholder is the beneficial or record owner of the shares of Parent Capital Stock and other securities of the Company indicated in Appendix A (each of which shall be deemed to be “held” by the Equityholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement and Encumbrances arising under applicable securities or community property laws); and (ii) the Equityholder does not beneficially own any securities of Parent other than the shares of Parent Capital Stock and rights to purchase shares of Parent Capital Stock set forth in Appendix A.

(b) Except as otherwise provided in this Agreement, the Equityholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, the Equityholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Equityholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Equityholder’s Shares, deposited any of the Equityholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Equityholder’s legal power, authority or right to vote the Equityholder’s Shares on any matter.

(c) This Agreement has been duly and validly executed and delivered by the Equityholder and (assuming the due authorization, execution and delivery by the other Parties) constitutes a valid and binding agreement of the Equityholder enforceable against the Equityholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Equityholder and the performance by the Equityholder of the agreements and obligations hereunder do not and will not (i) result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract, or if applicable, any provision of an organizational document (including a certificate of incorporation) to which the Equityholder is a party or by which the Equityholder is bound, or any applicable Law to which the Equityholder or any of the Equityholder’s assets is subject or bound, (ii) give to others any rights of termination, amendment, acceleration or cancellation of, or require any consent, waiver or approval under, any Contract or other legally binding instrument or obligation to which the Equityholder is a party or by which the Equityholder or any of the Equityholder’s assets may be bound or (iii) result in the creation of any Encumbrance on any Shares, except, in the case of clauses (i), (ii) and (iii), for any such breach, violation, conflict, default, right, consent, waiver, approval or Encumbrance which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Equityholder’s ability to perform its obligations under this Agreement.

(d) The execution, delivery and performance of this Agreement by the Equityholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority or any other Person or entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Equityholder’s ability to perform its obligations under this Agreement.

(e) The Equityholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Equityholder’s own choosing. The Equityholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Equityholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Equityholder understands that such Equityholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Equityholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Equityholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Equityholder’s execution, delivery and performance of this Agreement.

(f) With respect to the Equityholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Equityholder, threatened against, the Equityholder or any of the Equityholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Equityholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(g) Brokers. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission payable by Parent, the Company or any of their respective Affiliates in connection with this Agreement, the Merger Agreement or the Contemplated Transactions based upon arrangements made by or on behalf of the Equityholder.

9. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time and (c) the time this Agreement is terminated upon the written agreement of the Equityholder, the Company and Parent (the “Expiration Date”); provided, however, that (i) Section 10 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any material and willful breach of this Agreement prior to the Effective Time.

10. Miscellaneous Provisions.

(a) Amendments; Waiver. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing and signed by each of the Parties.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the Parties and supersedes all other prior agreements,

arrangements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement, each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 10(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (v) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10(i) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated (except pursuant to the Merger) by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect.

(e) No Third-Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District

Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Certain Restrictions. Subject to the other terms of this Agreement, the Equityholder hereby (i) waives and agrees not to exercise any rights (including under Section 262 of the DGCL) to demand appraisal of any Shares or rights to dissent from the Merger which may arise with respect to the Merger and (ii) agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or other proceeding, against Parent, Merger Sub, the Company or any of their respective directors, officers or successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or consummation of the Merger, including any proceeding (A) challenging the validity of, or seeking to enjoin the operation of, any provision of the Merger Agreement or this Agreement or (B) alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the transactions contemplated thereby.

(i) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (Pacific time), otherwise on the next succeeding Business Day, (A) if to the Company or Parent, to the address, electronic mail address or facsimile provided in Section 11.7 of the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Equityholder, to the Equityholder’s address, electronic mail address or facsimile shown below Equityholder’s signature to this Agreement.

(j) Confidentiality. Except to the extent required by applicable Law or regulation, the Equityholder shall hold any non-public information regarding the Company, this Agreement, the Merger Agreement and the Contemplated Transactions in strict confidence and shall not divulge any such information to any third person; provided, however, that the Equityholder may disclose such information to its Affiliates, attorneys, accountants, consultants, and other advisors (provided, that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Equityholder nor any of its Affiliates (other than Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to Parent, this Agreement, the Contemplated Transactions, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing Party shall make reasonable efforts to consult with the Company and Parent to the extent practicable.

(k) Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Appendixes are to Sections and Appendixes of this Agreement unless otherwise specified. Any capitalized terms used in any Appendix but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Pacific time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(l) No Agreement Until Executed. Irrespective of negotiations among the Parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding among or between the Parties unless and until (i) the Merger Agreement is executed by all parties thereto and (ii) this Agreement is executed by all Parties.

(m) Fees and Expenses. Except as otherwise expressly provided in this Agreement, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a Party is a party, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

SERAPHA BIO, INC.

By:
Title:

[Signature Page to Parent Equityholder Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

PARENT:

BOUNDLESS BIO, INC.

By:
Title:

[Signature Page to Parent Equityholder Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

[EQUITYHOLDER],
in his/her capacity as the Equityholder:

Signature:

Address:

[Signature Page to Parent Equityholder Support Agreement]

APPENDIX A

Parent Capital Stock	Parent Options

ANNEX H

COMPANY STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of June 22, 2026, by and among Serapha Bio, Inc., a Delaware corporation (the “Company”), Boundless Bio, Inc., a Delaware corporation (“Parent”), and the undersigned stockholder of the Company (the “Stockholder” and each of the Stockholder, Company, and Parent, a “Party” and, collectively, the “Parties”). Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company and Boulder Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), have entered into an Agreement and Plan of Merger and Reorganization (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which the Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”).

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Company Capital Stock and any other equity securities of the Company as indicated in Appendix A.

WHEREAS, as a condition and inducement to the willingness of Parent to enter into the Merger Agreement, Parent has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the Parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, (i) a short sale with respect to such security, (ii) entering into or acquiring a derivative contract with respect to such security, (iii) entering into or acquiring a futures or forward contract to deliver such security or (iv) entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Company Capital Stock and any other equity securities of the Company beneficially owned by the Stockholder as of the date hereof, including such securities indicated in Appendix A, (ii) all additional shares of Company Capital Stock issued or otherwise acquired, whether beneficially owned or of record, or owned by the Stockholder during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, and (iii) any shares of Company Capital Stock or other equity securities of the Company that are issued to such Stockholder or such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy), whether beneficial or of record, or otherwise owned by such Stockholder after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Company Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a Encumbrance, lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Parent and the Company as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, publicly announce its intention to Transfer any of its Shares or enter into any contract with respect to any Transfer of, its Shares or any interest therein.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity in each case which has the effect of limiting or affecting the Stockholder’s legal power, authority or right to execute and deliver the Company Stockholder Written Consents.

(c) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Stockholder from performing any of such Stockholder’s obligations under this Agreement.

(d) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder, (ii) to such Stockholder’s Affiliates (in each case, directly or indirectly), (iii) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (iv) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, and (v) to the extent required by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement; provided, that in the cases of clauses (i) through (v), (x) such Transferred Shares shall continue to be bound by this Agreement, (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer if not already a party thereto and (z) the transferor Stockholder shall remain liable for any failure of such transferee to comply with or perform its obligations under this Agreement. Any action taken in violation of Section 2(a) through Section 2(d) shall be null and void ab initio.

(e) Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Company Capital Stock.

3. Agreement to Vote Shares. The Stockholder covenants to Parent and the Company as follows:

(a) Until the Expiration Date, at every meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the adoption and approval of the Merger Agreement, (B) in favor of approval of the Contemplated Transactions, (C) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Contemplated Transactions and (D) against any Acquisition Proposal.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of the Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of the Company. Nothing herein shall limit or affect the Stockholder’s ability to exercise Stockholder’s fiduciary duties as an officer or director of the Company.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to (a) attend any all meetings of the Company stockholders with respect to any of the matters specified in Section 3 and (b) vote, express consent, dissent or grant, withhold or issue instructions to the record holder to vote his, her or its Shares in any action by written consent of Company stockholders or at any meeting of the Company’s stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein (including the next sentence), the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) and shall not be terminated by operation of law or upon the occurrence of any other event. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate on the Expiration Date. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Company. The Stockholder hereby affirms that the proxy set forth in this

Section 5 is given in connection with and granted in consideration of and as an inducement to Parent, Merger Sub and the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3. With respect to any Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Shares to grant the irrevocable proxy and take all other actions provided for in this Section 5 with respect to such Shares.

6. No Solicitation. The Stockholder agrees not to directly or indirectly, including through any of its officers, directors or agents, take any action that the Company is prohibited from taking pursuant to Section 5.4 of the Merger Agreement and Section 5.4 of the Merger Agreement is hereby incorporated by reference mutatis mutandis. The Stockholder hereby represents and warrants that the Stockholder has read Section 5.4 of the Merger Agreement.

7. Documentation and Information. The Stockholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement.

8. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Company Capital Stock and other securities of the Company indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement, any lock-up agreement entered into by and between the Stockholder, the Company and Parent, and Encumbrances arising under applicable securities or community property laws); and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Capital Stock and equity securities of the Company and rights to purchase shares of Company Capital Stock set forth in Appendix A.

(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other Parties) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder do not and will not (i) result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract, or if applicable, any provision of an organizational document (including a certificate of incorporation) to which the Stockholder is a party or bound, or any applicable Law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, (ii) give to others any rights of termination, amendment, acceleration or cancellation of, or require any consent, waiver or approval under, any Contract or other legally binding instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of the Stockholder’s assets may be bound or (iii) result in the creation of any Encumbrance on any Shares, except, in the case of clauses (i), (ii) and (iii), for any such breach, violation, conflict, default, right, consent, waiver, approval or Encumbrance which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(d) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority or any other Person or entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(e) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(f) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(g) Except as set forth in the Merger Agreement and the Company Disclosure Letter, no broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s financial advisor’s or other similar fee or commission payable by Parent, the Company or any of their respective Affiliates in connection with this Agreement, the Merger Agreement or the Contemplated Transactions based upon arrangements made by or on behalf of the Stockholder.

9. Certain Agreements. Each Stockholder, by this Agreement, and with respect to such Stockholder’s Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time, other than the Registration Rights Agreement, any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and holders of Company Capital Stock, including rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, board of directors observer rights or rights to receive information delivered to the board of directors or other similar rights not generally available to stockholders of the Company between the Stockholder and the Company, including Investor Agreements, but excluding, for the avoidance of doubt, any rights the Stockholder may have that relate to any indemnification, commercial, development or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the Company, which shall survive in accordance with their terms. Each Stockholder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the Effective Time.

10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time and (c) the time this Agreement is terminated upon the written agreement of the Stockholder, the Company and Parent (the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any material and willful breach of this Agreement prior to the Effective Time.

11. Miscellaneous Provisions.

(a) Amendments; Waiver. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing and signed by each of the Parties.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the Parties and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement, each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 11(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (v) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11(i) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated (except pursuant to the Merger) by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect.

(e) No Third-Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Certain Restrictions. Subject to the other terms of this Agreement, the Stockholder hereby (i) waives and agrees not to exercise any rights (including under Section 262 of the DGCL) to demand appraisal of any Shares or rights to dissent from the Merger which may arise with respect to the Merger and (ii) agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or other proceeding, against Parent, Merger Sub, the Company or any of their respective directors, officers or successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or consummation of the Merger, including any proceeding (A) challenging the validity of, or seeking to enjoin the operation of, any provision of the Merger Agreement or this Agreement or (B) alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the transactions contemplated thereby.

(i) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (Pacific time), otherwise on the next succeeding Business Day, (A) if to the Company or Parent, to the address, electronic mail address or facsimile provided in Section 11.7 of the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(j) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding the Company, this Agreement, the Merger Agreement and the Contemplated Transactions in strict confidence and shall not divulge any such information to any third person; provided, however, that the Stockholder may disclose such information to its Affiliates, attorneys, accountants, consultants, and other advisors (provided, that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than the Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to the Company, Parent, this Agreement, the Contemplated Transactions, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing Party shall make reasonable efforts to consult with the Company and Parent to the extent practicable.

(k) Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Appendixes are to Sections and Appendixes of this Agreement unless otherwise specified. Any capitalized terms used in any Appendix but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Pacific time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(l) No Agreement Until Executed. Irrespective of negotiations among the Parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding among or between the Parties unless and until (i) the Merger Agreement is executed by all parties thereto and (ii) this Agreement is executed by all Parties.

(m) Fees and Expenses. Except as otherwise expressly provided in this Agreement, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a Party is a party, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

SERAPHA BIO, INC.

By:
Title:

[Signature Page to Company Stockholder Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

PARENT:

BOUNDLESS BIO, INC.

By:
Title:

[Signature Page to Company Stockholder Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:

Address:

[Signature Page to Company Stockholder Support Agreement]

APPENDIX A

Company Capital Stock

ANNEX I

FORM OF LOCK-UP AGREEMENT

[Date]

Boundless Bio, Inc.

11099 North Torrey Pines Road, Suite 150

Attention: Legal Department

Email: Legal@boundlessbio.com

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Boundless Bio, Inc., a Delaware corporation (including any successor thereto, “Parent”), has entered into an Agreement and Plan of Merger and Reorganization, dated as of June 22, 2026 (as the same may be amended from time to time, the “Merger Agreement”) with Boulder Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent, and Serapha Bio, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

1.

As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

a.

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including without limitation, shares of Parent Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon (i) exercise of Parent Options, (ii) settlement of any restricted stock units for Parent Common Stock (“Parent RSUs”) or (iii) any warrant to purchase shares of Parent Common Stock) that are currently or hereafter owned by the undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);

b.

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (a) above or this clause (b) is to be settled by delivery of shares of Parent Common Stock or other securities, in cash or otherwise;

c.

make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for shares of Parent Common Stock (other than such rights set forth in the Merger Agreement);

d.

except for any support agreement entered into as of the date hereof by the undersigned with Parent and the Company, grant any proxies or powers of attorney with respect to any Parent Common Stock, deposit any Parent Common Stock into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Parent Common Stock; or

e.	publicly disclose the intention to do any of the foregoing.

2.	The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

a.	transfers of the Undersigned’s Shares:

i.

if the undersigned is a natural person, (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (each, a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by or under common control with the undersigned and/or by any such Family Member(s);

ii.

if the undersigned is an Entity, (A) to another Entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including any investment fund or other Entity that controls or manages, is under common control or management with, or is controlled or managed by, the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares or (D) transfers or dispositions not involving a change in beneficial ownership; or

iii.	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to i(A), i(E) or ii(A)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed;

b.

the exercise of Parent Options (including a net or cashless exercise of a Parent Option), and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

c.

transfers to Parent in connection with the net settlement of any Parent RSU or other equity award that represents the right to receive in the future shares of Parent Common Stock, settled in shares of Parent Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

d.

the establishment of, or amendment to, a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Parent Common Stock; provided that such plan does not provide for any transfers of shares of Parent Common Stock during the Restricted Period;

e.	the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

f.

transfers, distributions, sales or other transactions by the undersigned of shares of Parent Common Stock purchased by the undersigned on the open market or in a public offering by Parent, in each case following the date of the Closing;

g.

transfers pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent; provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

h.	transfers pursuant to an order of a court or regulatory agency; or

i.

transfers by the undersigned of shares of Parent Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company, if any, purchased from the Company in the Company Pre-Closing Financing;

and provided, further, that, with respect to each of (a), (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Parent Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement or lock-up agreement signed by the transferee in the form of this Lock-Up Agreement, as applicable.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of Parent’s voting securities if, after such transfer, Parent’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of Parent (or the surviving entity).

3.

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

4.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

5.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent and the Company are proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

6.

Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to Parent and/or the Company in the event that any of the provisions of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

7.

In the event that a release or waiver of the foregoing restrictions of this Lock-Up Agreement or a substantially similar agreement is granted by Parent with respect to any securities of Parent, to any officer, director or any other stockholder of at least three percent (3%) of the shares of Parent Common Stock outstanding following the consummation of the Offering (each, a “Major Holder”), other than the undersigned, , the same percentage of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of such securities held by such Major Holder on the date of such release or waiver that are the subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock subject to a substantially similar agreement. In the event of any Pro-Rata Release, Parent shall promptly (and in any event within two (2) Business Days of such release) inform each relevant holder of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock of the terms of such Pro-Rata Release.

8.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will reasonably cooperate with the undersigned to facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Parent’s transfer agent representing the Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.

9.	The undersigned understands that this Lock-Up Agreement is irrevocable and is binding upon the undersigned’s heirs, legal representatives, successors and assigns.

10.

This Lock-Up Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 11 of this Lock-Up Agreement. This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LEGAL PROCEEDING RELATED TO OR ARISING OUT OF THIS LOCK-UP AGREEMENT, ANY DOCUMENT EXECUTED IN CONNECTION HEREWITH AND THE MATTERS CONTEMPLATED HEREBY AND THEREBY.

11.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by electronic transmission (providing confirmation of transmission) to the Company or Parent, as the case may be, in accordance with Section 11.7 of the Merger Agreement and to the undersigned at his, her or its address or email address (providing confirmation of transmission) set forth on the signature page hereto (or at such other address for a party as shall be specified by like notice).

12.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent, the Company and the undersigned by electronic transmission in.pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Print Name of Stockholder:	[NAME]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed by Boundless Bio, Inc.:

By:
Name:
Title:

Accepted and Agreed by Serapha Bio, Inc.:

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

ANNEX J

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is dated as of June 22, 2026, by and among Serapha Bio, Inc., a Delaware corporation (“Serapha”), and each of the Persons listed on Exhibit A attached to this Agreement (each, an “Investor” and together, the “Investors”).

WHEREAS, Serapha and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”);

WHEREAS, Serapha desires to sell to the Investors, and each Investor desires to purchase from Serapha, severally and not jointly, upon the terms and subject to the conditions stated in this Agreement, (A) shares (the “Initial Shares”) of the Company’s common stock, par value $0.00001 per share (the “Common Stock”), at a per share purchase price equal to the Share Price, and/or (B) pre-funded warrants to purchase shares of Common Stock (the “Pre-Funded Warrants”) substantially in the form attached hereto as Exhibit B, at a per warrant price equal to the Pre-Funded Warrant Price (as defined below);

WHEREAS, contemporaneously with the sale of the Initial Shares and/or the Pre-Funded Warrants, Serapha and the Investors will execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C, pursuant to which the Company will agree to provide certain registration rights in respect of the Shares (as defined below) under the Securities Act and applicable state securities laws; and

WHEREAS, Serapha is party to that certain Agreement and Plan of Merger and Reorganization by and among Serapha, Boundless Bio, Inc., a Delaware corporation (“Parent”), and Boulder Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), dated June 22, 2026 (as may be amended from time to time, the “Merger Agreement”), pursuant to which (i) Merger Sub will merge with and into Serapha, with Serapha surviving and becoming a wholly-owned subsidiary of Parent, and (ii) Parent will change its name to Serapha Bio, Inc. (Parent, as renamed, “TopCo” and the transactions described in the foregoing clauses (i) and (ii), the “Merger”).

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and each Investor, severally and not jointly, agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Additional Securities” has the meaning set forth in Section 8.15 hereof.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person.

“Aggregate Purchase Amount” has the meaning set forth in Section 2.2 hereof.

“Agreement” has the meaning set forth in the recitals hereof.

“Beneficial Ownership Limitation” has the meaning set forth in Section 2.1 hereof.

“Benefit Plan” or “Benefit Plans” means employee benefit plans as defined in Section 3(3) of ERISA and all other employee benefit practices or arrangements, including, without limitation, any such practices or arrangements providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options or other stock-based compensation, hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, maintained by the Company or to which the Company or any of its subsidiaries is obligated to contribute for employees or former employees of the Company and its subsidiaries.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Bylaws” means the bylaws of the Company, as currently in effect and as in effect on the Closing Date.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as currently in effect and as may be amended from time to time.

“Closing” has the meaning set forth in Section 2.2 hereof.

“Closing Date” has the meaning set forth in Section 2.2 hereof.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commitment Amount” has the meaning set forth in Section 2.1 hereof.

“Common Stock” has the meaning set forth in the recitals hereof.

“Company” means the Company for all periods prior to the Effective Time (as defined in the Merger Agreement) and TopCo for all periods following the Effective Time.

“Confidential Data” has the meaning set forth in Section 3.29 hereof.

“Disclosure Document” has the meaning set forth in Section 5.3 hereof.

“Disclosure Time” has the meaning set forth in Section 5.3 hereof.

“Drug Regulatory Agency” means the U.S. Food and Drug Administration (“FDA”) or other foreign, state, local or comparable governmental authority responsible for regulation of the research, development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or biological products and drug or biological product candidates.

“Environmental Laws” has the meaning set forth in Section 3.15 hereof.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“GAAP” has the meaning set forth in Section 3.8 hereof.

“GDPR” has the meaning set forth in Section 3.30 hereof.

“Governmental Authorizations” has the meaning set forth in Section 3.11 hereof.

“Health Care Laws” has the meaning set forth in Section 3.21 hereof.

“HIPAA” has the meaning set forth in Section 3.29 hereof.

“Indemnified Persons” has the meaning set forth in Section 5.9(a).

“Initial Shares” has the meaning set forth in the recitals hereof.

“Intellectual Property” has the meaning set forth in Section 3.12 hereof.

“Investor” and “Investors” have the meanings set forth in the recitals hereof.

“Investor Majority” means, (i) prior to the Closing, the Investors committed to purchase at least a majority of the Securities, which majority shall include each of RTW and RA Capital, and (ii) following the Closing, the Investors who hold (as of such time) at least a majority of the Securities (including any Pre-Funded Warrant Shares). For the avoidance of doubt, the Securities which RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund IV, L.P. have committed to purchase shall be aggregated and treated as held by “RA Capital” for all purposes of this definition.

“IT Systems” has the meaning set forth in Section 3.29 hereof.

“Material Adverse Effect” means any change, event, circumstance, development, condition, occurrence or effect that, individually or in the aggregate, (a) was, is, or would reasonably be expected to be, materially adverse to the business, financial condition, properties, assets, liabilities, stockholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, or (b) materially delays or materially impairs the ability of the Company to timely comply, or prevents the Company from complying, with its obligations under this Agreement, the other Transaction Agreements, or with respect to the Closing, or would reasonably be expected to do so; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect under subclause (a) of this definition:

(i) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company or its subsidiaries conducts business, provided that the Company or its subsidiaries are not disproportionately affected thereby;

(ii) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, provided that the Company or its subsidiaries are not disproportionately affected thereby;

(iii) any change that generally affects industries in which the Company and its subsidiaries conduct business, provided that the Company and its subsidiaries are not disproportionately affected thereby;

(iv) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, fires or other natural disasters, weather conditions, global pandemics, epidemic or similar health emergency, and other force majeure events in the United States or any other location, provided that the Company and its subsidiaries are not disproportionately affected thereby;

(v) national or international political or social conditions (or changes in such conditions), whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, provided that the Company and its subsidiaries are not disproportionately affected thereby;

(vi) material changes in laws after the date of this Agreement; and

(vii) in and of itself, any material failure by the Company or its subsidiaries to meet any published or internally prepared estimates of drug development timelines (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (i)-(v) of this definition).

“Nasdaq” means the Nasdaq Stock Market LLC.

“National Exchange” means (i) on and prior to the Closing Date, The Nasdaq Global Select Market, and (ii) following the Closing Date, any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question, together with any successor thereto: the NYSE American, The New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market and The Nasdaq Capital Market.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization.

“Personal Data” has the meaning set forth in Section 3.29 hereof.

“Pre-Funded Warrant Price” means an amount equal to (i) the Share Price minus (ii) $0.00001.

“Pre-Funded Warrant Shares” has the meaning set forth in Section 2.1 hereof.

“Pre-Funded Warrants” has the meaning set forth in the recitals hereof.

“Privacy Laws” has the meaning set forth in Section 3.30 hereof.

“Privacy Statements” has the meaning set forth in Section 3.30 hereof.

“Process” or “Processing” has the meaning set forth in Section 3.30 hereof.

“RA Capital” means collectively, RA Capital Healthcare Fund, L.P., and RA Capital Nexus Fund IV, L.P.

“Registration Rights Agreement” has the meaning set forth in Section 6.1(j) hereof.

“Regulatory Agencies” has the meaning set forth in Section 3.20 hereof.

“RTW” means RTW Holdings X, LLC.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” has the meaning set forth in Section 2.1 hereof.

“Securities Act” has the meaning set forth in the recitals hereof.

“Share Price” means $4.4997.

“Shares” means the Initial Shares and the Pre-Funded Warrant Shares.

“Short Sales” include, without limitation, (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (ii) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

“Tax” or “Taxes” means any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether or not imposed on the Company or its subsidiaries, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties.

“Tax Returns” means returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.

“Transaction Agreements” means this Agreement, the Pre-Funded Warrants, the Registration Rights Agreement and any other documents or agreements explicitly contemplated hereunder.

“Transfer Agent” means, with respect to the Common Stock, Computershare Trust Company, N.A., or such other financial institution that provides transfer agent services as the Company may engage from time to time.

“Wire” has the meaning set forth in Section 2.2 hereof.

2. Purchase and Sale of Securities.

2.1 Purchase and Sale. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Investors, severally and not jointly, agree to purchase, the number of Initial Shares equal to (rounded down to the nearest whole Initial Share) (a) the aggregate commitment amount set forth under the heading “Commitment Amount” and opposite such Investor’s name on Exhibit A (the “Commitment Amount”) divided by (b) the Share Price; provided, however, for any Investor that has provided notice to the Company at least ten (10) Business Days prior to the Closing that such Investor would beneficially own (when aggregated with all Securities then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder)) in excess of the Beneficial Ownership Limitation, or as such Investor may otherwise choose, in lieu of purchasing Initial Shares such Investor may elect to purchase Pre-Funded Warrants to purchase a number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (the “Pre-Funded Warrant Shares”) equal to (rounded down to the nearest whole Pre-Funded Warrant Share) (i) the Commitment Amount (or any remainder thereof) divided by (ii) the Pre-Funded Warrant Price in lieu of Initial Shares in such manner to result in the same Aggregate Purchase Amount being paid by such Investor in the aggregate (including upon exercise of such Pre-Funded Warrants). The “Beneficial Ownership Limitation” shall initially be set at the discretion of each Investor to a percentage designated by such Investor on its signature page hereto between 0% and 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of the Initial Shares and Pre-Funded Warrants on the Closing Date (collectively, the “Securities”); provided that such percentage shall be set at 9.99% for any Investor that does not make such designation on its signature page hereto. Notwithstanding the foregoing, by written notice to the Company, any Investor may reset the Beneficial Ownership Limitation percentage to a higher or lower percentage, not to exceed 19.99%; provided that any increase prior to the Closing will not be effective until the 61st day after such written notice is delivered to the

Company. Upon such a change by an Investor of the Beneficial Ownership Limitation, the Beneficial Ownership Limitation may not be further amended by such Investor without first providing the minimum notice required by this Section 2.1. Notwithstanding anything to the contrary set forth in this Agreement, for any Investor that has provided notice to the Company that this sentence shall apply to it, (A) the Investor shall not be required to purchase Pre-Funded Warrants and (B) the Company shall not issue or sell, and the Investor shall not purchase or acquire, any Initial Shares which, when aggregated with all shares of Common Stock then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor of more than 9.99% of the outstanding shares of Common Stock immediately after giving effect to the Closing and the consummation of the transactions contemplated hereby, and the number of Initial Shares and the Aggregate Purchase Amount for such Investor shall be reduced accordingly.

2.2 Closing. Subject to the satisfaction or waiver of the conditions set forth in Section 6 of this Agreement, the closing of the purchase and sale of the Securities (the “Closing” and the date on which the Closing occurs, the “Closing Date”) shall occur remotely via the exchange of documents and signatures immediately prior to the Effective Time, or at such other time as agreed to by the Company and the Investor Majority. Not less than three Business Days prior to the anticipated Closing Date, the Company shall provide written notice to the Investors (the “Closing Notice”) of the anticipated Closing Date and the wire instructions for delivery of the Aggregate Purchase Amount. At the Closing, the Securities shall be issued and registered in the name of the Investor, or in such nominee name(s) as designated by the Investor, representing the number of Securities to be purchased by the Investor at such Closing as set forth in Exhibit A, in each case against payment to the Company of the purchase price therefor (the “Aggregate Purchase Amount”) in full, by wire transfer to the Company of immediately available funds (a “Wire”), at or prior to the Closing, in accordance with wire instructions provided by the Company to the Investors in the Closing Notice. On the Closing Date, the Company will (a) cause the Transfer Agent to issue the Initial Shares in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 4.10 hereof) and the Company shall provide evidence of such issuance from the Company’s Transfer Agent as soon as reasonably practical following the Closing Date to each Investor and (b) deliver to such Investor (or such Investor’s designated custodian per its delivery instructions), or in such nominee name(s) as designated by such Investor, a Pre-Funded Warrant exercisable for a number of shares of Common Stock as set forth in Exhibit A with respect to such Investor. In the event that the Closing has not occurred within two Business Days after the expected Closing Date, unless otherwise agreed by the Company and such Investor, the Company shall promptly (but no later than one Business Day thereafter) return the previously wired Aggregate Purchase Amount to each respective Investor by wire transfer of United States dollars in immediately available funds to the account specified by each Investor, and any book entries for the Securities shall be deemed cancelled; provided that, unless this Agreement has been terminated pursuant to Section 7, such return of funds shall not terminate this Agreement or relieve such Investor of its obligation to purchase, or the Company of its obligation to issue and sell, the Securities at the Closing. Notwithstanding the foregoing and anything in this Agreement to the contrary, (i) the Company may amend Exhibit A up to three Business Days prior to the Closing, without the consent of the other parties hereto, to reflect the number of Securities purchased and the Aggregate Purchase Amount to be paid, in each case, by each applicable Investor, and shall provide such updated Exhibit A to an Investor upon request (provided, however, for the avoidance of doubt, that the Company may not increase or decrease an Investor’s “Commitment Amount” set forth in Exhibit A without the prior written consent of such Investor), and (ii) as may be agreed to among the Company and one or more Investors, if an Investor is (A) an investment company registered under the Investment Company Act of 1940, as amended, (B) advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (C) otherwise subject to internal policies and/or procedures relating to the timing of funding and issuance of securities, such Investor shall not be required to wire its Aggregate Purchase Amount until it confirms receipt of evidence of the issuance of such Investor’s Initial Shares from the Transfer Agent in form and substance reasonably acceptable to the Investor (and the Company shall use reasonable best efforts to cause the Transfer Agent to deliver such evidence) and, if applicable, copies of such Investor’s Pre-Funded Warrants.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Investors that the statements contained in this Section 3 are true and correct as of the date of this Agreement and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

3.1 Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where such failure to be in good standing or to have such power and authority or to so qualify would not reasonably be expected to have a Material Adverse Effect. Each of the Company’s subsidiaries is (a) duly incorporated and validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite power and authority to carry on its business as now conducted and to own or lease its properties and (b) qualified to do business as a foreign corporation and in good standing in each jurisdiction in which such qualification is required, except in each case as would not reasonably be expected to have, a Material Adverse Effect.

3.2 Capitalization. The authorized capital stock of the Company as of the date hereof consists of (a) 100,000,000 shares of Common Stock, 6,100,000 of which are issued and outstanding, and (b) 60,000,000 shares of preferred stock, par value $0.00001 per share (the “Preferred Stock”), of which (i) 35,000,000 shares have been designated Series A Preferred Stock, 30,668,708 of which are issued and outstanding, and (ii) 25,000,000 shares have been designated Series A-1 Preferred Stock, none of which are issued and outstanding. All of the issued and outstanding shares of Common Stock and Preferred Stock have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares of Common Stock or Preferred Stock of the Company were issued in violation of any preemptive or other similar rights of any securityholder of the Company which have not been waived, and such shares were issued in compliance in all material respects with applicable state and federal securities law and any rights of third parties.

3.3 Registration Rights. Except as set forth in the Transaction Agreements, the Company is presently not under any obligation, and has not granted any rights, to register under the Securities Act any of the Company’s presently outstanding securities or any of its securities that may hereafter be issued, other than such rights and obligations that have been satisfied or waived.

3.4 Authorization. The Company has all requisite corporate power and authority to enter into the Transaction Agreements and to carry out and perform its obligations under the terms of the Transaction Agreements, including the issuance and sale of the Securities and the issuance of the Pre-Funded Warrant Shares. Except for the Required Company Stockholder Vote (as defined in the Merger Agreement), all corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of the Securities and the Pre-Funded Warrant Shares, the authorization, execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated herein, including the issuance and sale of the Securities and the Pre-Funded Warrant Shares and the reservation of the Pre-Funded Warrant Shares, has been taken, including, without limitation to the extent applicable, the approval of the Board of Directors (or a committee thereof) in accordance with Section 144(a)(1) or 144(b)(1) of the Delaware General Corporation Law. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by each Investor of this Agreement and that this Agreement constitutes the legal, valid and binding agreement of each Investor, this Agreement and each of the Pre-Funded Warrants constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Upon its execution by the Company and the other parties thereto and assuming that it constitutes legal, valid and binding agreements of the other parties thereto, the Registration Rights Agreement will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.5 Valid Issuance. The Initial Shares being purchased by the Investors hereunder have been duly and validly authorized and, upon issuance pursuant to the terms of this Agreement, against full payment therefor in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than those as provided in the Transaction Agreements or restrictions on transfer under applicable state and federal securities laws) and the holder of the Initial Shares shall be entitled to all rights accorded to a holder of Common Stock. The Pre-Funded Warrant Shares have been duly and validly authorized and reserved for issuance and, upon issuance pursuant to the terms of the Pre-Funded Warrants, against full payment therefor in accordance with the terms of the Pre-Funded Warrants, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than those as provided in the Transaction Agreements or restrictions on transfer under applicable state and federal securities laws) and the holder of the Pre-Funded Warrant Shares shall be entitled to all rights accorded to a holder of Common Stock. The issuance and delivery of the Initial Shares and the Pre-Funded Warrants does not, and the exercise in full of the Pre-Funded Warrants and the issuance and delivery of the Pre-Funded Warrant Shares thereupon will not, (a) obligate the Company to offer to issue, or issue, shares of Common Stock or other securities to any Person (other than the Investors) pursuant to any preemptive rights, rights of first refusal, rights of participation or similar rights, or (b) result in any adjustment (automatic, at the election of any Person or otherwise) of the exercise, conversion, exchange or reset price under, or any other anti-dilution adjustment pursuant to, any outstanding securities of the Company. Subject to the accuracy of the representations and warranties made by the Investors in Section 4 hereof, the offer and sale of the Securities to the Investors is, and will be, (i) exempt from the registration and prospectus delivery requirements of the Securities Act and (ii) exempt from (or otherwise not subject to) the registration and qualification requirements of applicable securities laws of the states of the United States.

3.6 No Conflict. The execution, delivery and performance of the Transaction Agreements by the Company, the issuance and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Agreements will not (a) violate any provision of the Certificate of Incorporation or Bylaws, (b) conflict with or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a benefit under any agreement or instrument, credit facility, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or any of its subsidiaries or their respective properties or assets, or (c) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any of its subsidiaries is subject (including federal and state securities laws and regulations) and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject, or by which any property or asset of the Company or any of its subsidiaries is bound or affected, except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

3.7 Consents. Assuming the accuracy of the representations and warranties of each Investor set forth in Section 4 hereof, no consent, approval, authorization, filing with or order of or registration with, any court or governmental agency or body is required in connection with the authorization, execution or delivery by the Company of the Transaction Agreements, the issuance and sale of the Securities and the performance by the Company of its other obligations under the Transaction Agreements, except (a) as have been or will be obtained or made under the Securities Act or the Exchange Act, (b) for the filing of any requisite notices and/or application(s) to the National Exchange for the issuance and sale of the Shares and the listing of the Shares for trading or quotation, as the case may be, thereon in the time and manner required thereby, (c) for any customary post-closing filings with the SEC or pursuant to state securities laws in connection with the offer and sale of the Shares by the Company in the manner contemplated herein, which will be filed on a timely basis, (d) for the filing of the registration statement required to be filed by the Registration Rights Agreement, or (e) such that the failure of which to obtain would not have a Material Adverse Effect. All notices, consents, authorizations, orders, filings and registrations which the Company is required to deliver or obtain prior to the Closing pursuant to the preceding sentence have been obtained or made or will be delivered or obtained or effected, and shall remain in full force and effect, on or prior to the Closing.

3.8 Reserved.

3.9 Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Merger Agreement and transactions related thereto, since the Company’s inception: (a) the Company has conducted its business only in the ordinary course of business and there have been no material transactions entered into by the Company or any of its subsidiaries; (b) no material change to any material contract or arrangement by which the Company or any of its subsidiaries is bound or to which any of its assets or properties is subject has been entered into that has not been disclosed to the Investors; and (c) there has not been any other event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect.

3.10 Absence of Litigation. There is no action, suit, proceeding, arbitration, claim, investigation, charge, complaint or inquiry pending or, to the Company’s knowledge, threatened against the Company or any of its subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, nor are there any orders, writs, injunctions, judgments or decrees outstanding of any court or government agency or instrumentality and binding upon the Company or any of its subsidiaries that have had or would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any subsidiary, nor to the knowledge of the Company, any director or officer of the Company or any subsidiary, is, or within the last 10 years has been, the subject of any action involving a claim of violation of or liability under federal or state securities laws relating to the Company or such subsidiary or a claim of breach of fiduciary duty relating to the Company or such subsidiary.

3.11 Compliance with Law; Permits. Neither the Company nor any of its subsidiaries is in violation of, or has received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any governmental body, court or government agency or instrumentality, except for violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries have all required licenses, permits, certificates and other authorizations (collectively, “Governmental Authorizations”) from such federal, state or local government or governmental agency, department or body that are currently necessary for the operation of the business of the Company and its subsidiaries as currently conducted, except where the failure to possess currently such Governmental Authorizations has not had and is not reasonably expected to have a Material Adverse Effect. Neither the Company nor any subsidiary has received any written (or, to the Company’s knowledge, oral) notice regarding any revocation or material modification of any such Governmental Authorization, which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, has or would reasonably be expected to result in a Material Adverse Effect.

3.12 Intellectual Property. The Company and its subsidiaries own, or have rights to use, all material inventions, patent applications, patents, trademarks, trade names, service names, service marks, copyrights, trade secrets, know how (including unpatented and/or unpatentable proprietary of confidential information, systems or procedures) and other intellectual property that is necessary for, or used in the conduct of their respective businesses (collectively, “Intellectual Property”), except where any failure to own, possess or acquire such Intellectual Property has not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Intellectual Property of the Company and its subsidiaries has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part. To the Company’s knowledge: (a) there are no third parties who have rights to any Intellectual Property, including no liens, security interests, or other encumbrances; and (b) there is no infringement by third parties of any Intellectual Property, except, in each case, which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. No action, suit, or other proceeding is pending, or, to the Company’s knowledge, is threatened: (i) challenging the Company’s or its subsidiaries’ rights in or to any Intellectual Property; (ii) challenging the validity, enforceability or scope of any Intellectual Property; or (iii) alleging that the Company or any of its subsidiaries infringes, misappropriates, or otherwise violates any patent, trademark, trade name, service name, copyright, trade secret or other proprietary rights of others, except, in each case, which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries have complied in all material respects with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or any of its subsidiaries in all material respects, and to the Company’s knowledge all such agreements are in full force and effect. To the Company’s knowledge, there are no material defects in any of the patents or patent applications included in the Intellectual Property. The Company and its subsidiaries have taken all reasonable steps to protect, maintain and safeguard their Intellectual Property.

3.13 Employee Benefits. Except as would not be reasonably likely to result in a Material Adverse Effect, each Benefit Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, the Patient Protection and Affordable Care Act of 2010, as amended, and other applicable laws, rules and regulations. The Company and its subsidiaries are in compliance with all applicable federal, state and local laws, rules and regulations regarding employment, except for any failures to comply that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. There is no labor dispute, strike or work stoppage against the Company or its subsidiaries pending or, to the knowledge of the Company, threatened which may interfere with the business activities of the Company, except where such dispute, strike or work stoppage is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

3.14 Taxes. The Company and its subsidiaries have filed all federal, state and foreign income Tax Returns and other Tax Returns required to have been filed under applicable law (or extensions have been duly obtained) and have paid all Taxes required to have been paid by them, except for those which are being contested in good faith and except where failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No assessment in connection with United States federal tax returns has been made against the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or reassessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect. No audits, examinations, or other proceedings with respect to any material amounts of Taxes of the Company and its subsidiaries are presently in progress or have been asserted or proposed in writing without subsequently being paid, settled or withdrawn. There are no liens on any of the assets of the Company. At all times since inception, the Company has been and continues to be classified as a corporation for U.S. federal income tax purposes. Neither the Company nor any of its subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)-2 during the period specified in Code Section 897(c)(1)(A)(ii).

3.15 Environmental Laws. The Company and its subsidiaries (a) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (b) have received all permits and other Governmental Authorizations required under applicable Environmental Laws to conduct their business and (c) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company nor any of its subsidiaries has received since inception, any written notice or other communication (in writing or otherwise), whether from a governmental authority or other Person, that alleges that the Company or any subsidiary is not in compliance with any Environmental Law and, to the knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any subsidiary’s compliance in any material respects with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company: (i) no current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company or any subsidiary has received since inception, any written notice or other communication relating to property owned or leased at any time by the Company, whether from a governmental authority, or other Person, that alleges that such current or prior owner or the Company or any subsidiary is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law.

3.16 Title. Each of the Company and its subsidiaries has good and marketable title to all personal property owned by it that is material to the business of the Company, free and clear of all liens, encumbrances and defects except such as do not materially and adversely affect the value of such property and do not materially and adversely interfere with the use made and proposed to be made of such property by the Company or its subsidiaries, as the case may be. Any real property and buildings held under lease by the Company or its subsidiaries is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or its subsidiaries, as the case may be. The Company does not own any real property.

3.17 Insurance. The Company carries or is entitled to the benefits of insurance in such amounts and covering such risks that is customary for comparably situated companies and is adequate for the conduct of its business and the value of its real and personal properties (owned or leased) and tangible assets, and each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms of such insurance policies. Other than customary end-of-policy notifications from insurance carriers, since inception, the Company has not received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any material insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy.

3.18 Reserved.

3.19 Reserved.

3.20 Clinical Data and Regulatory Compliance. Except as would not reasonably be expected to result in a Material Adverse Effect: (a) the preclinical tests and clinical trials and other studies used to support regulatory approval (collectively, “Studies”) being conducted by or on behalf of, or sponsored by, the Company or its subsidiaries were (and, if still pending, are being) conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such Studies and with standard medical and scientific research procedures; (b) each description of the results of such Studies is accurate and complete in all material respects and fairly presents the data derived from such Studies, and the Company and its subsidiaries have no knowledge of any other studies the results of would be required to be disclosed in accordance with the Exchange Act; (c) the Company and its subsidiaries have made all such filings and obtained all such approvals as may be required by the FDA or from any other U.S. federal, state or local government or foreign government or Drug Regulatory Agency, or Institutional Review Board, each having jurisdiction over biopharmaceutical products (collectively, the “Regulatory Agencies”) for the conduct of its business; (d) neither the Company nor any of its subsidiaries has received any notice of, or correspondence from, any of the Regulatory Agencies requiring the termination or suspension of or imposing any clinical hold on any clinical trials; and (e) the Company and its subsidiaries have each operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Regulatory Agencies.

3.21 Compliance with Health Care Laws. The Company and its subsidiaries are in compliance in all material respects with all Health Care Laws to the extent applicable to the current business of the Company and its subsidiaries or any of their respective activities. For purposes of this Agreement, “Health Care Laws” means:

(a) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.) and the Public Health Service Act (42 U.S.C. Section 201 et seq.), and the regulations promulgated thereunder; (b) all applicable federal, state, local and foreign health care fraud and abuse laws, including, without limitation, the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)); (c) HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.); (d) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; (e) the European Union (“EU”) Clinical Trials Regulation (Regulation (EU) No. 536/2014); (f) the EU Regulation regarding community procedures for authorization and supervision of medicinal products for human and veterinary use and establishing a European Medicines Agency (Regulation (EC) No. 726/2004); (g) licensure, quality, safety and accreditation requirements under applicable federal, state, local or foreign laws or regulatory bodies; (h) all other local, state, federal, national, supranational and foreign laws, relating to the regulation of the Company or its subsidiaries, and (i) the regulations promulgated pursuant to such statutes and any state or non-U.S. counterpart thereof. Neither the Company nor any of its subsidiaries has received written or, to the Company’s knowledge, oral notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product operation or activity is in material violation of any Health Care Laws nor, to the Company’s knowledge, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened. The Company and its subsidiaries have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission). Neither the Company nor any of its subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither the Company nor any of its subsidiaries nor any of their respective employees, officers, directors, or, to the knowledge of the Company, agents has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that would reasonably be expected to result in debarment, suspension, or exclusion.

3.22 Price Stabilization of Common Stock. The Company has not taken, nor will it take, directly or indirectly, any action designed to stabilize or manipulate the price of the Common Stock to facilitate the sale or resale of the Shares.

3.23 Investment Company Act. The Company is not, and immediately after receipt of payment for the Securities will not be, an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

3.24 General Solicitation; No Integration or Aggregation. Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of Securities pursuant to this Agreement. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be (a) integrated with the offer and sale of the Securities pursuant to this Agreement for purposes of the Securities Act or (b) aggregated with prior offerings by the Company for the purposes of the rules and regulations of Nasdaq. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 4, neither the Company nor any of its Affiliates, its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby.

3.25 Brokers and Finders. Neither the Company nor any other Person authorized by the Company to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

3.26 Reliance by the Investors. The Company has a reasonable basis for making each of the representations set forth in this Section 3.26. The Company acknowledges that each of the Investors will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth herein.

3.27 No Additional Agreements. There are no agreements or understandings between the Company and any Investor with respect to the transactions contemplated by the Transaction Agreements other than as specified in the Transaction Agreements, including any agreements or understandings with any other Investor or potential investor with respect to the purchase of securities of the Company which include terms and conditions (economic or otherwise) that are more advantageous with respect to the transactions contemplated by the Transaction Agreements to any such other investor or potential investor (as compared to each Investor).

3.28 Anti-Bribery and Anti-Money Laundering Laws; Sanctions. Each of the Company, its subsidiaries and, to the knowledge of the Company, any of their respective officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and its participation in the offering will not violate: (a) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope, (b) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 US. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder, or (c) except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, any laws with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and economic sanctions regulations and executive orders administered by the U.S. Department of the Treasury Office of Foreign Asset Control.

3.29 Cybersecurity. The Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted, and are free and clear of all material Trojan horses, time bombs, malware and other malicious code. The Company and its subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls designed to maintain and protect the confidentiality, integrity, availability, privacy and security of all sensitive, confidential or regulated data (“Confidential Data”) used or maintained in connection with their businesses and Personal Data (defined below), and the integrity, availability continuous operation, redundancy and security of all IT Systems. “Personal Data” means the following data used in connection with the Company’s and its subsidiaries’ businesses and in their possession or control: (a) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or other tax identification number, driver’s license number, passport number, credit card number or bank information; (b) information that identifies or may reasonably be used to identify an individual; (c) any information that would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); and (d) any information that would qualify as “personal data,” “personal information” (or similar term) under the Privacy Laws. To the Company’s knowledge, there have been no breaches, outages or unauthorized uses of or accesses to the Company’s IT Systems, Confidential Data, or Personal Data that would require notification under Privacy Laws (as defined below).

3.30 Compliance with Data Privacy Laws. The Company and its subsidiaries are, and at all prior times were, in material compliance with all applicable state, federal and foreign data privacy and security laws and regulations regarding the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing (collectively “Process” or “Processing”) of Personal Data, including without limitation HIPAA, the EU General Data Protection Regulation (“GDPR”) (Regulation (EU) No. 2016/679), all other local, state, federal, national, supranational and foreign laws relating to the regulation of the Company or its subsidiaries, and the regulations promulgated pursuant to such statutes and any state or non-U.S. counterpart thereof (collectively, the “Privacy Laws”). To ensure material compliance with the Privacy Laws, the Company and its subsidiaries have in place, comply with, and take all appropriate steps necessary to ensure compliance in all material respects with their policies and procedures relating to data privacy and security, and the Processing of Personal Data and Confidential Data (the “Privacy Statements”). The Company and its subsidiaries have, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, at all times since inception provided accurate notice of their Privacy Statements then in effect to its customers, employees, third party vendors and representatives. None of such disclosures made or contained in any Privacy Statements have been materially inaccurate, misleading, incomplete, or in material violation of any Privacy Laws.

3.31 Transactions with Affiliates and Employees. No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company, on the other hand, that is required to be described in any forms, statements, certifications, reports and documents required to be filed or furnished with the SEC under the Exchange Act or the Securities Act that will not be so described in accordance with the Exchange Act following the Closing.

3.32 Shell Company. The Company is not, and has never been, an issuer that meets the description set forth under Rule 144(i)(1)(i).

3.33 Additional Representations and Warranties.

(a) As of the date hereof and as of the Closing Date, the representations and warranties of the Company contained in Section 3 of the Merger Agreement and in any certificate or other writing delivered by the Company pursuant thereto are true and correct as though given in accordance with Section 8.1 of the Merger Agreement.

(b) As of the date hereof and as of the Closing Date, to the Company’s knowledge, the representations and warranties of Parent contained in Section 4 of the Merger Agreement and in any certificate or other writing delivered by Parent pursuant thereto are true and correct as though given in accordance with Section 9.1 of the Merger Agreement.

(c) The information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement (as defined in the Merger Agreement), or supplied by or on behalf of the Company for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Securities Act (each a “Regulation M-A Filing”), will not, as of the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Registration Statement not false or misleading. The information to be supplied by or on behalf of the Company for inclusion in the Registration Statement to be sent to the stockholders of Parent in connection with the meeting of Parent’s stockholders (the “Public Company Meeting”), shall not, on the date the proxy statement/prospectus included in the Registration Statement is first mailed to stockholders of Parent, at the time of the Public Company Meeting or at the Closing Date, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Registration Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

4. Representations and Warranties of Each Investor. Each Investor, severally for itself and not jointly with any other Investor, represents and warrants to the Company that the statements contained in this Section 4 are true and correct as of the date of this Agreement and the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

4.1 Organization. The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.

4.2 Authorization. The Investor has all requisite corporate or similar power and authority to enter into this Agreement and the other Transaction Agreements to which it will be a party and to carry out and perform its obligations hereunder and thereunder. All corporate, member or partnership action on the part of such Investor or its stockholders, members or partners necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Agreements to which it will be a party and the consummation of the other transactions contemplated in this Agreement has been taken. The execution, delivery and performance by such Investor of the Transaction Agreements to which such Investor is a party have been duly authorized and each has been duly executed. Assuming this Agreement constitutes the legal and binding agreement of the Company, this Agreement constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its respective terms, except as such enforceability may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and/or similar laws relating to or affecting the rights of creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 No Conflicts. The execution, delivery and performance of the Transaction Agreements by the Investor, the purchase of the Securities in accordance with their terms and the consummation by the Investor of the other transactions contemplated hereby will not conflict with or result in any violation of, breach or default by such Investor (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a material benefit under (a) any provision of the organizational documents of the Investor, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (b) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to such Investor or its respective properties or assets, except, in the case of clause (b), as would not, individually or in the aggregate, be reasonably expected to materially delay or hinder the ability of the Investor to perform its obligations under the Transaction Agreements.

4.4 Residency. The Investor’s residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below the Investor’s name on Exhibit A, except as otherwise communicated by the Investor to the Company.

4.5 Brokers and Finders. The Investor has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.

4.6 Investment Representations and Warranties. The Investor hereby represents and warrants that, it (a) as of the date of this Agreement is, if an entity, a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” as that term is defined in Rule 501(a) under Regulation D promulgated pursuant to the Securities Act; or (b) if an individual, is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D of the Securities Act and has such knowledge and experience in financial and business matters as to be able to protect its own interests in connection with an investment in the Securities. The Investor further represents and warrants that (x) it is capable of evaluating the merits and risk of such investment, and (y) that it has not been organized for the purpose of acquiring the Securities and is an “institutional account” as defined by FINRA Rule 4512(c). The Investor understands and agrees that the offering and sale of the Securities has not been registered under the Securities Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor’s representations as expressed herein.

4.7 Intent. The Investor is purchasing the Securities solely for the Investor’s own account and not for the account of others, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to the Investor’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. Notwithstanding the foregoing, if the Investor is purchasing the Securities as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account. The Investor has no present arrangement to sell the Securities to or through any person or entity. The Investor understands that the Securities must be held indefinitely unless such Securities are resold pursuant to a registration statement under the Securities Act or an exemption from registration is available. Nothing contained herein shall be deemed a representation or warranty by the Investor to hold the Securities for any period of time.

4.8 Investment Experience; Ability to Protect Its Own Interests and Bear Economic Risks. The Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has knowledge and experience in finance, securities, taxation, investments and other business matters as to be capable of evaluating the merits and risks of investments of the kind described in this Agreement and contemplated hereby, and the Investor has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as the Investor has considered necessary to make an informed investment decision.

The Investor acknowledges that the Investor (a) is a sophisticated investor, experienced in investing in private placements of equity securities and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (b) has exercised independent judgment in evaluating its participation in the purchase of the Securities. The Investor acknowledges that the Investor is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in Parent’s filings with the SEC. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Investor. The Investor is, at this time and in the foreseeable future, able to afford the loss of the Investor’s entire investment in the Securities and the Investor acknowledges specifically that a possibility of total loss exists.

4.9 Independent Investment Decision. The Investor understands that nothing in the Transaction Agreements or any other materials presented by or on behalf of the Company to the Investor in connection with the purchase of the Securities constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in such Investor’s sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.

4.10 Securities Not Registered; Legends. The Investor acknowledges and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and the Investor understands that the Securities have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Securities must continue to be held and may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. The Investor understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of the Investor’s control and which the Company may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Securities. The Investor acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

The Investor understands that any certificates or book entry notations evidencing the Securities may bear one or more legends in substantially the following form and substance:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION).”

In addition, the Securities may contain a legend regarding affiliate status of the Investor, if applicable, provided that the Company will notify the Investor in advance of Closing if such a legend is to be placed on its Securities.

4.11 Reserved.

4.12 No General Solicitation. The Investor acknowledges and agrees that the Investor is purchasing the Securities directly from the Company. The Investor became aware of this offering of the Securities solely by means of direct contact from the Company as a result of a pre-existing, substantive relationship with the Company, and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, Affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons. The Securities were offered to the Investor solely by direct contact between Investor and the Company and/or its representatives. The Investor did not become aware of this offering of the Securities, nor were the Securities offered to the Investor, by any other means, and none of the Company and/or its representatives acted as investment advisor, broker or dealer to the Investor. The Investor is not purchasing the Securities as a result of any general or public solicitation or general advertising, or publicly disseminated advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement, including any of the methods described in Section 502(c) of Regulation D under the Securities Act.

4.13 Access to Information. In making its decision to purchase the Securities, such Investor has relied solely upon independent investigation made by such Investor, upon the representations, warranties and covenants set forth herein. Such Investor acknowledges and agrees that the Investor and such Investor’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information from the Company regarding Parent, the Company, their respective businesses and the terms and conditions of the offering of the Securities as the Investor and the Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities and that the Investor has independently made its own analysis and decision to invest in the Company. Neither such inquiries nor any other due diligence investigation conducted by the Investor shall modify, limit or otherwise affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

4.14 Certain Trading Activities. Other than consummating the transaction contemplated hereby, the Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that the Investor was first contacted by the Company or any other Person regarding the transaction contemplated hereby and ending immediately prior to the date of this Agreement. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Furthermore, in the case of an Investor whose investment advisor utilized an information barrier with respect to the information regarding the transactions contemplated hereunder after first being contacted by the Company or such other Person representing the Company, the representation set forth above shall only apply after the point in time when the portfolio manager who manages such Investor’s assets was informed of the information regarding the transactions contemplated hereunder and, with respect to the Investor’s investment advisor, the representation set forth above shall only apply with respect to any purchases or sales, including Short Sales, of the securities of the Company on behalf of other funds or investment vehicles for which the Investor’s investment advisor is also an investment advisor or subadvisor after the point in time when the portfolio manager who manages the assets of such other funds or investment vehicles for which the Investor’s investment advisor is also an investment advisor or sub-advisor was informed of the information regarding the transactions contemplated hereunder. Other than to other Persons party to this Agreement and to its advisors and agents who had a need to know such information, the Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

5. Covenants.

5.1 Further Assurances. Prior to the Closing, each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions of this Agreement and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms of this Agreement. The Investor acknowledges that the Company will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Closing, the Investor agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 4 are no longer accurate and the Company agrees to promptly notify each Investor if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 3 are no longer accurate.

5.2 Listing. The Company shall use commercially reasonable efforts (a) to cause Parent to maintain the listing and trading of the common stock, $0.0001 par value per share, of Parent (“Parent Common Stock”) on Nasdaq and, in accordance therewith, will use reasonable best efforts to cause Parent to comply in all material respects with Parent’s reporting, filing and other obligations under the rules and regulations of Nasdaq, and (b) to obtain approval of the listing of the shares of Parent Common Stock issued in exchange for the Initial Shares and Pre-Funded Warrant Shares.

5.3 Disclosure of Transactions.

(a) The Company shall, by 9:00 a.m., New York City time, on the first Business Day immediately following the date of this Agreement (provided that, if this Agreement is executed between midnight and 9:00 a.m., New York City time on any Business Day, no later than 9:01 a.m. on the date of this Agreement), issue a press release and ensure that Parent shall substantially contemporaneously file with the SEC a Current Report on Form 8-K (including, if applicable, all exhibits thereto, the “Disclosure Document” and the actual filing of such press release and/or Current Report on Form 8-K, the “Disclosure Time”) disclosing (i) all material terms of the transactions contemplated hereby and by the other Transaction Agreements and attaching this Agreement and the other Transaction Agreements as exhibits to such Disclosure Document, and (ii) all material non-public information concerning the Company and the transactions contemplated hereby or the transactions contemplated by the Merger Agreement disclosed to the Investors prior to the Disclosure Time. Following the Disclosure Time, no Investor shall be in possession of any material non-public information concerning the Company disclosed to the Investors by the Company or its representatives. The Company understands and confirms that the Investors will rely on the foregoing representation in effecting securities transactions. Notwithstanding anything in this Agreement to the contrary, the Company shall not disclose the name of any Investor or any of its Affiliates or advisors, or include the name of any Investor or any of its Affiliates or advisors in any marketing materials (whether or not made publicly available), press release, public announcement or filing with the SEC (other than any registration statement contemplated by the Registration Rights Agreement, which shall be subject to review of the Investors in accordance with the terms of the Registration Rights Agreement) or any regulatory agency, without the prior written consent of the Investor, except (A) as required by the federal securities law in connection with (1) any registration statement contemplated by the Registration Rights Agreement and (2) the filing of final Transaction Agreements with the SEC or pursuant to other routine proceedings of regulatory authorities, or (B) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq.

5.4 Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Investors, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any National Exchange such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

5.5 Removal of Legends.

(a) In connection with any sale, assignment, transfer or other disposition of Shares by an Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by the Investor with the requirements of this Agreement, if requested by the Investor by notice to the Company, the Company shall request the Transfer Agent to remove any restrictive legends related to the book entry account holding such Shares and make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends as soon as reasonably practicable following any such request therefor from such Investor, provided that the Company has timely received from such Investor customary representations and other documentation reasonably acceptable to the Company in connection therewith. The Company shall be responsible for the fees of its Transfer Agent and its legal counsel associated with such legend removal.

(b) Subject to receipt from the Investor by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, upon the earliest of such time as the Initial Shares or any other Shares (i) have been registered under the Securities Act pursuant to an effective registration statement, (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) without the requirement for the Company to be in compliance with the current public information requirements under Rule 144(c)(1) (or any successor provision), the Company shall, in accordance with the provisions of this Section 5.5(b) and as soon as reasonably practicable following any request therefor from an Investor accompanied by such customary and reasonably acceptable documentation referred to above, (A) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares and (B) cause its counsel to deliver to the Transfer Agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act if required by the Transfer Agent to effect the removal of the legend in accordance with the provisions of this Agreement.

5.6 Withholding Taxes. Each Investor agrees to furnish the Company with any information, representations and forms as shall reasonably be requested by the Company from time to time to assist the Company in complying with any applicable tax law (including any withholding obligations).

5.7 Fees and Commissions. The Company shall be solely responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by an Investor) relating to or arising out of the transactions contemplated hereby in accordance with the engagement letter relating hereto.

5.8 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Investors under the Transaction Agreements.

5.9 Indemnification.

(a) The Company agrees to indemnify and hold harmless each Investor and its Affiliates, and their respective directors, officers, trustees, members, managers, employees, investment advisors and agents (collectively, the “Indemnified Persons”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Indemnified Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Agreements, and will reimburse any such Indemnified Person for all such amounts as they are incurred by such Indemnified Person solely to the extent such amounts have been finally judicially determined not to have resulted from such Person’s fraud or willful misconduct.

(b) Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (C) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (1) imposes no liability or obligation on, (2) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (3) does not include any admission of fault, culpability, wrongdoing, or wrongdoing or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

5.10 Form S-4. From the date hereof until the Closing Date, the Company shall use commercially reasonable efforts to ensure the Registration Statement will register the issuance of the shares of Parent Common Stock to be issued, subject to and in accordance with the terms of the Merger Agreement, in exchange for the Initial Shares and the Pre-Funded Warrant Shares.

5.11 Reservation of Common Stock. As of the date of this Agreement, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue the Pre-Funded Warrant Shares that are issuable upon the exercise of the Pre-Funded Warrants, if any.

5.12 No Amendment or Waiver of Merger Agreement Terms. The Company shall not amend, modify or waive (or fail to contest an action regarding a breach of) any provision of the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that an Investor would reasonably expect to receive pursuant to this Agreement without the prior written consent of the Investor Majority, it being agreed that any amendment or modification to the definition of “Company Valuation” or “Company Outstanding Shares” shall be deemed to materially and adversely affect the benefits that the Investors would reasonably expect to receive under this Agreement.

5.13 Legend Removal. The restrictive legends described in Section 4.10 shall promptly be removed in accordance with applicable securities laws and, if applicable, the relevant provisions of the Registration Rights Agreement following the closing of the Merger. The shares of Parent Common Stock to be received in the Merger in exchange for the Shares and the Pre-Funded Warrant Shares will be issued in book-entry form, free and clear of any liens or other restrictions whatsoever (subject to applicable securities laws).

5.14 Stockholder Approval. The Company shall use its commercially reasonable efforts to ensure that Parent obtains the Required Parent Shareholder Vote (as defined in the Merger Agreement) at the Parent Stockholder Meeting (as defined in the Merger Agreement), which shall be held as promptly as practicable after the filing of the Proxy Statement (as defined in the Merger Agreement) in accordance with the terms and conditions of the Merger Agreement. The Company shall use its best efforts to solicit its stockholders’ approval of the Merger and to cause the Board of Directors to recommend to the stockholders that they approve such resolution.

6. Conditions of Closing.

6.1 Conditions to the Obligation of the Investors. The several obligations of each Investor to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Securities being purchased by it at the Closing pursuant to this Agreement, are subject to the satisfaction or waiver in writing of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects, except for those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date, except for those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects as of such earlier date.

(b) Performance. The Company shall have performed in all material respects the obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date.

(c) No Injunction. The purchase of and payment for the Securities by each Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation and no such prohibition shall have been threatened in writing.

(d) Consents. The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Securities, all of which shall be in full force and effect.

(e) Transfer Agent. The Company shall have furnished all required materials to the Transfer Agent to reflect the issuance of the Initial Shares at the Closing.

(f) Adverse Changes. Since the date of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect or a Company Material Adverse Effect (as defined in the Merger Agreement).

(g) Opinion of Company Counsel. The Company shall have delivered to the Investors the opinion of Gibson, Dunn & Crutcher LLP, dated as of the Closing Date, in customary form and substance to be reasonably agreed upon with the Investor Majority and addressing such legal matters as the Investor Majority and the Company reasonably agree.

(h) Compliance Certificate. An authorized officer of the Company shall have delivered to the Investors at the Closing Date a certificate, certifying that the conditions specified in Sections 6.1(a) (Representations and Warranties), 6.1(b) (Performance), 6.1(c) (No Injunction), 6.1(d) (Consents), 6.1(f) (Adverse Changes), 6.1(k) (Registration Statement; No Stop Orders) 6.1(l) (Nasdaq), and 6.1(m) (Merger) of this Agreement have been fulfilled.

(i) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Investors at the Closing Date a certificate certifying (i) the Certificate of Incorporation, (ii) the Bylaws, and (iii) resolutions of the Company’s Board of Directors (or an authorized committee thereof) approving this Agreement, the other Transaction Agreements, the transactions contemplated by this Agreement and the issuance of the Securities and the Pre-Funded Warrant Shares.

(j) Registration Rights Agreement. The Company shall have executed and delivered the Registration Rights Agreement in the form attached hereto as Exhibit C (the “Registration Rights Agreement”) to the Investors.

(k) Registration Statement; No Stop Orders. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Registration Statement shall have been initiated or threatened in writing by the SEC or its staff. The Parent Common Stock shall be listed on the National Exchange and shall not have been suspended, as of the Closing Date, by the SEC or the National Exchange from trading thereon.

(l) Nasdaq. The Nasdaq Listing Application (as defined in the Merger Agreement) shall have been approved by Nasdaq and the shares of Parent Common Stock to be issued upon conversion of the Shares pursuant to the Merger Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(m) Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder. The Merger Agreement shall not have been amended or modified, and the Company shall not have waived any provision thereunder, in each case in a manner that would reasonably be expected to materially and adversely affect the benefits that an Investor would reasonably expect to receive under this Agreement without having received the prior written consent of the Investor Majority.

(n) Parent Stockholder Approval The Company shall use its commercially reasonable efforts to ensure that Parent obtains the Required Parent Shareholder Vote (as defined in the Merger Agreement) at the Parent Stockholder Meeting (as defined in the Merger Agreement), which shall be held as promptly as practicable after the filing of the Proxy Statement (as defined in the Merger Agreement) in accordance with the terms and conditions of the Merger Agreement.

6.2 Conditions to the Obligation of the Company. The obligation of the Company to consummate the transactions to be consummated at the Closing, and to issue and sell to each Investor the Securities to be purchased by it at the Closing pursuant to this Agreement, is subject to the satisfaction or waiver in writing of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of each Investor in Section 4 hereto shall be true and correct on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date, except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations, warranties, covenants and agreements of the Investor contained in this Agreement as of the Closing Date.

(b) Performance. Each Investor shall have performed or complied with in all material respects all obligations and conditions herein required to be performed or observed by such Investor on or prior to the Closing Date.

(c) Injunction. The purchase of and payment for the Securities by each Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation.

(d) Registration Rights Agreement. Each Investor shall have executed and delivered the Registration Rights Agreement to the Company in the form attached as Exhibit C.

(e) Payment. Except as may be agreed to among the Company and one or more Investors in accordance with Section 2.2, the Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the purchase price for the number of Securities being purchased by each Investor at the Closing as set forth in Exhibit A.

7. Termination.

7.1 Termination. The obligations of the Company, on the one hand, and each Investor, on the other hand, to effect the Closing shall terminate as follows:

(i) Upon the mutual written consent of the Company and the Investor Majority prior to the Closing;

(ii) By the Company, if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment and shall not have been waived by the Company;

(iii) By an Investor (with respect to itself only) if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment and shall not have been waived by such Investor; or

(iv) By either the Company or an Investor (with respect to itself only) if the Closing has not occurred on or before March 23, 2027;

provided, however, that, in the case of clauses (ii) and (iii) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in the Transaction Agreements if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

7.2 Notice. In the event of termination by the Company or the Investor of its obligations to effect the Closing pursuant to Section 7.1, written notice thereof shall be given to other Investors by the Company. Nothing in this Section 7 shall be deemed to release any party from any liability for any breach by such party of the other terms and provisions of the Transaction Agreements or to impair the right of any party to compel specific performance by any other party of its other obligations under the Transaction Agreements.

8. Miscellaneous Provisions.

8.1 Public Statements or Releases. Except as set forth in Section 5.3, neither the Company nor any Investor shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior consent of the other party (which consent shall not be unreasonably withheld) other than filings pursuant to Section 13 and/or Section 16 of the Exchange Act, which, for avoidance of doubt, shall not require the Company’s consent; provided that the Company shall not publicly disclose the name of any Investor or any Affiliate or investment advisor of any Investor without such Investor’s prior written consent (email being sufficient).

8.2 Notices. Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, provided no rejection or undeliverable notice is received, (c) three (3) days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt:

(a)	If to the Company, addressed as follows:

Serapha Bio, Inc.

40 10th Avenue, Floor 7

New York, NY 10014

Attention: Alice Lee, President

Email: [***]

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

Attention: Ryan Murr, Branden Berns

Email: rmurr@gibsondunn.com, bberns@gibsondunn.com

(b) If to any Investor, at its address or e-mail address set forth on Exhibit A, or such address as subsequently modified by written notice given in accordance with this Section 8.2.

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

8.3 Consent to Electronic Notice. Each Investor consents to the delivery of any stockholder notice pursuant to Section 232 of the Delaware General Corporation Law, as amended or superseded from time to time, at the e-mail address set forth below the Investor’s name on the signature page or Exhibit A, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party agrees to promptly notify the other parties of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

8.4 Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

8.5 Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction.

(b) The Company and each of the Investors hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of the any state court or United States Federal court sitting in the City of Wilmington in the State of Delaware;

(ii) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.2 or at such other address of which the other party shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;

(v) agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi) agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii) irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement.

8.6 Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

8.7 Expenses. Except as expressly set forth in the Transaction Agreements to the contrary, each party shall pay its own out-of-pocket fees and expenses, including the fees and expenses of attorneys, accountants and consultants employed by such party, incurred in connection with the proposed investment in the Securities and the consummation of the transactions contemplated thereby; provided, however, that the Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes and other taxes (other than income taxes) and duties levied in connection with the delivery of any Securities to the Investors.

8.8 Assignment. None of the parties may assign its rights or obligations under this Agreement or designate another person (a) to perform all or part of its obligations under this Agreement or (b) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of an Investor, and (y) the Investors, in the case of the Company, provided that an Investor may, without the prior consent of the Company, assign its rights to purchase the Securities hereunder to any of its Affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Investor (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 4 hereof). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement unless expressly consented to by the Company.

8.9 Confidential Information.

(a) Each Investor covenants that until such time as the transactions contemplated by this Agreement and any material non-public information provided to such Investor are publicly disclosed by the Company in accordance with Section 5.3, such Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Investor’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law.

(b) The Company may request from the Investors such reasonable and customary additional information as the Company may deem necessary to evaluate the eligibility of the Investor to acquire the Securities, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available; provided that the Company agrees to keep any such information provided by the Investor confidential, except (i) as required by the federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq. The Investor acknowledges that Parent and/or the Company may file a form of this Agreement and the Registration Rights Agreement with the SEC as exhibits to a periodic report or a registration statement of Parent and/or the Company.

8.10 Reserved.

8.11 Third Parties. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third-party beneficiary with respect to this Agreement or the transactions contemplated hereby, except as expressly set forth in this Agreement. Notwithstanding the foregoing, the Indemnified Persons are intended third-party beneficiaries of Section 5.9.

8.12 Independent Nature of Investors’ Obligations and Right. The obligations of each Investor under this Agreement are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance obligations of any other Investor under this Agreement. Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as, and the Company acknowledges that the Investors do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group (including a “group” within the meaning of Section 13(d)(3) of the 1934 Act), and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that the Investors are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. It is expressly understood that each provision contained in this Agreement is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among the Investors. The Company acknowledges and each Investor confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Investor also acknowledges that Gibson, Dunn & Crutcher LLP has not rendered legal advice to such Investor. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Investors with the same terms and Transaction Agreements for the convenience of the Company and not because it was required or requested to do so by any Investor.

8.13 Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

8.14 Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

8.15 Entire Agreement; Amendments. This Agreement and the other Transaction Agreements (including all schedules and exhibits hereto and thereto) constitute the entire agreement between the parties hereto respecting the subject matter hereof and thereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof and thereof, whether written or oral. No amendment, modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Investor Majority. Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term of this Agreement may not be waived with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion. The Company, on the one hand, and each Investor, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction by such Investor or the Company, respectively, with any term or provision of this Agreement or any condition hereto to be performed, complied with or satisfied by such Investor or the Company, respectively. For the avoidance of doubt, an amendment to this Agreement after the date hereof allowing for the sale of additional Securities (“Additional Securities”) to one or more Persons (whether or not an existing Investor) shall only require the approval of the Company and the Investor Majority.

8.16 Survival. The covenants, representations and warranties made by each party hereto contained in this Agreement shall survive the Closing and the delivery of the Securities in accordance with their respective terms. Each Investor shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

8.17 Contract Interpretation. This Agreement is the joint product of each Investor and the Company and each provision of this Agreement has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

8.18 Arm’s Length Negotiations. For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Securities were determined as a result of arm’s-length negotiations.

8.19 Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SERAPHA:

SERAPHA BIO, INC.

By:
Name:
Title:

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INVESTOR:

[NAME]

By:

Name:

Title:

Beneficial Ownership Limitation: [●]

[Signature Page to Securities Purchase Agreement]

EXHIBIT A

INVESTORS

EXHIBIT B

FORM OF PRE-FUNDED WARRANT

EXHIBIT C

FORM OF REGISTRATION RIGHTS AGREEMENT

Annex K

SERAPHA BIO, INC.

2026 STOCK INCENTIVE PLAN

1.	Purpose

The purpose of this Serapha Bio, Inc. 2026 Stock Incentive Plan (the “Plan”) is to promote and closely align the interests of employees, officers, non-employee directors and other individual service providers of Serapha Bio, Inc. and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the Plan are to attract and retain the best available employees, officers, non-employee directors and other individual service providers for positions of substantial responsibility and to motivate Participants to optimize the profitability and growth of the Company through incentives that are consistent with the Company’s goals and that link the personal interests of Participants to those of the Company’s stockholders. The Plan provides for the grant of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards and for Incentive Bonuses, which may be paid in cash, Common Stock or a combination thereof, as determined by the Committee.

2.	Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a) “Act” means the Securities Exchange Act of 1934, as amended.

(b) “Affiliate” means any entity in which the Company has a substantial direct or indirect equity interest, as determined by the Committee from time to time.

(c) “Award” means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-Based Award or Incentive Bonus, or any combination of these, granted to a Participant pursuant to the provisions of the Plan, any of which may be subject to performance conditions.

(d) “Award Agreement” means a written or electronic agreement or other instrument as may be approved from time to time by the Committee and designated as such implementing the grant of each Award. An Award Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Committee and designated as such.

(e) “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Act.

(f) “Board” means the Board of Directors of the Company.

(g) “Cause” has the meaning set forth in the written employment, offer, services or severance agreement or letter between the Participant and the Company or an Affiliate, or in any severance plan in which the Participant participates, or if there is no such agreement or plan or no such term is defined in such agreement or plan, means a Participant’s (i) dishonest statements or acts with respect to the Company or any Affiliate, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business that results in or is reasonably anticipated to result in material harm to the Company; (ii) conviction or plea of guilty or no contest to: (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) failure to perform in all material respects the Participant’s assigned duties and responsibilities; (iv) gross negligence or willful misconduct that results in or is reasonably anticipated to result in material harm to the Company; (v) violation of any material provision of any agreement(s) between the Participant and the Company; or (vi) material violation of any written Company policies.

(h) “Change in Control” means, except as otherwise provided in an Award Agreement, the occurrence of any one of the following events following the Effective Date (and for the avoidance of doubt shall exclude the transactions contemplated by the Merger Agreement):

(i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including the securities beneficially owned by such Person or any securities acquired directly from the Company or its Affiliates) representing 50% or more of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in Section 2(h)(iii)(A) below;

(ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving: (A) individuals who, on the Effective Date (as defined below), constitute the Board and (B) any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least a majority of the directors then still in office who were either directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended;

(iii) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other entity, other than (A) a merger or consolidation which would result in the holders of the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation;

(iv) the implementation of a plan of complete liquidation or dissolution of the Company; or

(v) there is consummated a sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least 50% of the combined voting power of the voting securities of which is owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

(i) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

(j) “Committee” means the Compensation Committee of the Board (or any successor committee) or such other committee as designated by the Board to administer the Plan under Section 6.

(k) “Common Stock” means the common stock of the Company, $0.0001 par value per share, or such other class or kind of shares or other securities as may be applicable under Section 16.

(l) “Company” means Serapha Bio, Inc., a Delaware corporation, and except as utilized in the definition of Change in Control, any successor corporation.

(m) “Disability” has the meaning set forth in a written employment, offer, services or severance agreement or letter between the Participant and the Company or an Affiliate, or in any severance plan in which the Participant participates, or if there is no such agreement or plan or no such term is defined in such agreement or plan, means the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment. A determination of Disability shall be made by the Committee on the basis of such medical evidence as the Committee deems warranted under the circumstances, and in this respect, Participants shall submit to an examination by a physician upon request by the Committee.

(n) “Dividend Equivalent” means an amount payable in cash or Common Stock, as determined by the Committee, equal to the dividends that would have been paid to the Participant if the share of Common Stock with respect to which the Dividend Equivalent relates had been owned by the Participant.

(o) “Effective Date” means the date on which the Plan takes effect, as defined pursuant to Section 4.

(p) “Eligible Person” means any current or prospective employee, officer, non-employee director or other individual service provider of the Company or any Subsidiary; provided, however, that Incentive Stock Options may only be granted to employees of the Company or any of its “subsidiary corporations” within the meaning of Section 424 of the Code.

(q) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, system or market, its Fair Market Value shall be the closing price of a share of Common Stock as quoted on such exchange, system or market as reported in the Wall Street Journal or such other source as the Committee deems reliable (or, if no sale of Common Stock is reported for such date, on the next preceding date on which any sale shall have been reported); and (ii) in the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Committee by the reasonable application of a reasonable valuation method, taking into account factors consistent with Treas. Reg. § 1.409A-1(b)(5)(iv)(B) as the Committee deems appropriate.

(r) “Incentive Bonus” means a bonus opportunity awarded under Section 12 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria established for a specified performance period as specified in the Award Agreement.

(s) “Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(t) “Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization dated as of June 22, 2026 by and among Serapha Bio, Inc., Boundless Bio, Inc., a Delaware corporation, and Boulder Merger Sub Corp., a Delaware corporation.

(u) “Nonqualified Stock Option” means an Option that is not intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(v) “Option” means a right to purchase a number of shares of Common Stock at such exercise price, at such times and on such other terms and conditions as are specified in or determined pursuant to an Award Agreement. Options granted pursuant to the Plan may be Incentive Stock Options or Nonqualified Stock Options.

(w) “Other Stock-Based Award” means an Award granted to an Eligible Person under Section 11.

(x) “Outstanding Common Stock” means the sum of (i) the shares of Common Stock outstanding, (ii) the shares of Common Stock underlying unexercised pre-funded warrants, and (iii) the shares of Common Stock underlying the Company’s preferred stock, par value $0.0001 (determined on an as-converted basis without regard to any limitations on such conversion).

(y) “Participant” means any Eligible Person to whom Awards have been granted from time to time by the Committee and any authorized transferee of such individual.

(z) “Person” shall have the meaning given in Section 3(a)(9) of the Act, as modified and used in Sections 14(d) and 15(d) thereof, except that such term shall not include (i) the Company or any of its Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(aa) “Restricted Stock” means an Award or issuance of Common Stock the grant, issuance, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or engagement or performance conditions) and terms as the Committee deems appropriate.

(bb) “Restricted Stock Unit” means an Award denominated in units of Common Stock under which the issuance of shares of such Common Stock (or cash payment in lieu thereof) is subject to such conditions (including continued employment or engagement or performance conditions) and terms as the Committee deems appropriate.

(cc) “Separation from Service” or “Separates from Service” means a Termination of Employment that constitutes a “separation from service” within the meaning of Section 409A of the Code.

(dd) “Stock Appreciation Right” or “SAR” means a right granted that entitles the Participant to receive, in cash or Common Stock or a combination thereof, as determined by the Committee, value equal to the excess of (i) the Fair Market Value of a specified number of shares of Common Stock at the time of exercise over (ii) the exercise price of the right, as established by the Committee on the date of grant.

(ee) “Subsidiary” means any business association (including a corporation or a partnership, other than the Company) in an unbroken chain of such associations beginning with the Company if each of the associations other than the last association in the unbroken chain owns equity interests (including stock or partnership interests) possessing 50% or more of the total combined voting power of all classes of equity interests in one of the other associations in such chain.

(ff) “Substitute Awards” means Awards granted or Common Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

(gg) “Termination of Employment” means ceasing to serve as an employee of the Company and its Subsidiaries or, with respect to a non-employee director or other service provider, ceasing to serve as such for the Company and its Subsidiaries, except that with respect to all or any Awards held by a Participant (i) the Committee may determine that a leave of absence (including as a result of a Participant’s short-term or long-term disability or other medical leave) or employment on a less than full-time basis is considered a “Termination of Employment,” (ii) the Committee may determine that a transition from employment to service with a partnership, joint venture or corporation not meeting the requirements of a Subsidiary in which the Company or a Subsidiary is a party is not considered a “Termination of Employment,” (iii) service as a member of the Board shall constitute continued service with respect to Awards granted to a Participant while he or she served as an employee, (iv) service as an employee of the Company or a Subsidiary shall constitute continued employment with respect to Awards granted to a Participant while he or she served as a member of the Board or other service provider, and (v) the Committee may determine that a transition from employment with the Company or a Subsidiary to service to the Company or a Subsidiary other than as an employee shall constitute a “Termination of Employment”. The Committee shall determine whether any corporate transaction, such as a sale or spin-off of a division or Subsidiary that employs or engages a Participant, shall be deemed to result in a Termination of Employment with the Company and its Subsidiaries for purposes of any affected Participant’s Awards, and the Committee’s decision shall be final and binding.

3.	Eligibility

Any Eligible Person is eligible for selection by the Committee to receive an Award.

4.	Effective Date and Termination of Plan

This Plan became effective on the Closing Date (as defined in the Merger Agreement) (the “Effective Date”). The Plan shall remain available for the grant of Awards until August 26, 2036. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted.

5.	Shares Subject to the Plan and to Awards

(a) Aggregate Limits. The aggregate number of shares of Common Stock issuable under the Plan shall be equal to (i) 12% of the total number of shares of Outstanding Common Stock immediately following the closing of the transactions set forth in the Merger Agreement plus (ii) any shares of Common Stock added as a result of the following sentence (collectively, the “Share Pool”). The Share Pool will automatically increase on January 1 of each year beginning in 2027 and ending with a final increase on January 1, 2036, in an amount equal to 5% of the Outstanding Common Stock on the preceding December 31; provided, however, that the Committee may provide that there will be no January 1 increase in the Share Pool for any such year or that the increase in the Share Pool for any such year will be a smaller number of shares of Common Stock than would otherwise occur pursuant to this sentence. The aggregate number of shares of Common Stock available for grant under this Plan and the number of shares of Common Stock subject to Awards outstanding at the time of any event described in Section 16 shall be subject to adjustment as provided in Section 16. The shares of Common Stock issued under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market or in private transactions.

(b) Issuance of Shares. For purposes of Section 5(a), the aggregate number of shares of Common Stock issued under this Plan at any time shall equal only the number of shares of Common Stock actually issued upon exercise or settlement of an Award. Shares of Common Stock subject to Awards that have been canceled, expired, forfeited or otherwise not issued under an Award and shares of Common Stock subject to Awards settled in cash shall not count as shares of Common Stock issued under this Plan. The aggregate number of shares available for issuance under this Plan at any time shall not be reduced by (i) shares subject to Awards that have been terminated, expired unexercised, forfeited or settled in cash, (ii) shares subject to Awards that have been retained or withheld by the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award, or (iii) shares subject to Awards that otherwise do not result in the issuance of shares in connection with payment or settlement thereof. In addition, shares that have been delivered (either actually or by attestation) to the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award shall be available for issuance under this Plan.

(c) Substitute Awards. Substitute Awards shall not reduce the shares of Common Stock authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Common Stock authorized for issuance under the Plan; provided, however, that Awards using such available shares (i) shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, (ii) shall only be made to individuals who were not employees or service providers of the Company or its Affiliates at the time of such acquisition or combination, and (iii) shall comply with the requirements of any stock exchange or market or quotation system on which the Common Stock is traded, listed or quoted.

(d) Tax Code Limits. The aggregate number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall be equal to 200,000,000, which number shall be calculated and adjusted pursuant to Section 16 only to the extent that such calculation or adjustment will not affect the status of any Option intended to qualify as an Incentive Stock Option under Section 422 of the Code.

(e) Limits on Non-Employee Director Compensation. The aggregate dollar value of equity-based (based on the grant date Fair Market Value of equity-based Awards) and cash compensation granted under this Plan or otherwise to any non-employee director for service on the Board shall not exceed $750,000 during any calendar year; provided, however, that in the calendar year in which a non-employee director first joins the Board or during any calendar year in which a non-employee director is designated as Chairman of the Board or Lead Director, the maximum aggregate dollar value of equity-based and cash compensation granted to the non-employee director may be up to $1,000,000.

6.	Administration of the Plan

(a) Administrator of the Plan. The Plan shall be administered by the Committee. The Board shall fill vacancies on, and from time to time may remove or add members to, the Committee. The Committee shall act pursuant to a majority vote or unanimous written consent. Any power of the Committee may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Act. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control. To the maximum extent permissible under applicable law, the Committee (or any successor) may by resolution delegate any or all of its authority to one or more subcommittees composed of one or more directors and/or officers of the Company, and any such subcommittee shall be treated as the Committee for all purposes under this Plan. Notwithstanding the foregoing, if the Board or the Committee (or any successor) delegates to a subcommittee comprised of one or more officers of the Company the authority to grant Awards, no such subcommittee shall designate any officer serving thereon or any officer (within the meaning of Section 16 of the Act) or non-employee director of the Company as a recipient of any Awards granted under such delegated authority. The Committee hereby delegates to and designates the Chief Financial Officer of the Company (or such other officer with similar authority), and to his or her delegates or designees, the authority to assist the Committee in the day-to-day administration of the Plan and of Awards granted under the Plan, including those powers set forth in Section 6(b)(v) through (xi) and to execute Award Agreements or other documents entered into under this Plan on behalf of the Committee or the Company. The Committee may further designate and delegate to one or more additional officers or employees of the Company or any Subsidiary, and/or one or more agents, authority to assist the Committee in any or all aspects of the day-to-day administration of the Plan and/or of Awards granted under the Plan.

(b) Powers of Committee. Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including:

(i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein;

(ii) to determine which Persons are Eligible Persons, to which of such Eligible Persons, if any, Awards shall be granted hereunder and the timing of any such Awards;

(iii) to prescribe and amend the terms of the Award Agreements, to grant Awards and determine the terms and conditions thereof;

(iv) to reduce the exercise price of a previously awarded Option or Stock Appreciation Right or cancel and re-grant or exchange such Option or Stock Appreciation Right for cash or a new Award with a lower (or no) exercise price, with any such determination made by the Committee in its sole discretion, in each case, without stockholder approval;

(v) to adopt such procedures and sub-plans as are necessary or appropriate (A) to permit or facilitate participation in this Plan by Eligible Persons who are not citizens of, or subject to taxation by, the United States or who are employed outside the United States or (B) to allow Awards to qualify for special tax treatment in a jurisdiction other than the United States; provided, however, that Board approval will not be necessary for immaterial modifications to this Plan or any Award Agreement that are required for compliance with the laws of the relevant jurisdiction;

(vi) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, retention, vesting, exercisability or settlement of any Award;

(vii) to prescribe and amend the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan;

(viii) to determine the extent to which adjustments are required pursuant to Section 16;

(ix) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions if the Committee, in good faith, determines that it is appropriate to do so;

(x) to approve corrections in the documentation or administration of any Award; and

(xi) to make all other determinations deemed necessary or advisable for the administration of this Plan.

Notwithstanding anything in this Plan to the contrary, with respect to any Award that is “deferred compensation” under Section 409A of the Code, the Committee shall exercise its discretion in a manner that causes such Awards to be compliant with or exempt from the requirements of Section 409A of the Code. Without limiting the foregoing, unless expressly agreed to in writing by the Participant holding such Award, the Committee shall not take any action with respect to any Award which constitutes (x) a modification of a stock right within the meaning of Treas. Reg. § 1.409A-1(b)(5)(v)(B) so as to constitute the grant of a new stock right, (y) an extension of a stock right, including the addition of a feature for the deferral of compensation within the meaning of Treas. Reg. § 1.409A-1(b)(5)(v)(C), or (z) an impermissible acceleration of a payment date or a subsequent deferral of a stock right subject to Section 409A of the Code within the meaning of Treas. Reg. § 1.409A-1(b)(5)(v)(E).

The Committee may, in its sole and absolute discretion, without amendment to the Plan but subject to the limitations otherwise set forth in Section 20, waive or amend the operation of Plan provisions respecting exercise after Termination of Employment. The Committee or any member thereof may, in its sole and absolute discretion, except as otherwise provided in Section 20, waive, settle or adjust any of the terms of any Award so as to avoid unanticipated consequences or address unanticipated events (including any temporary closure of an applicable stock exchange, disruption of communications or natural catastrophe).

(c) Determinations by the Committee. All decisions, determinations and interpretations by the Committee regarding the Plan, any rules and regulations under the Plan, and the terms and conditions of, or operation of, any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations, including the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select. Members of the Board and members of the Committee acting under the Plan shall be fully protected in relying in good faith upon the advice of counsel and shall incur no liability except as a result of gross negligence or willful misconduct in the performance of their duties.

(d) Subsidiary Awards. In the case of a grant of an Award to any Participant employed by a Subsidiary, such grant may, if the Committee so directs, be implemented by the Company issuing any subject shares of Common Stock to the Subsidiary, for such lawful consideration as the Committee may determine, upon the condition or understanding that the Subsidiary will transfer the shares of Common Stock to the Participant in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Award may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Committee shall determine.

7.	Plan Awards

(a) Terms Set Forth in Award Agreement. Awards may be granted to Eligible Persons as determined by the Committee at any time and from time to time prior to the termination of the Plan. The terms and conditions of each Award shall be set forth in an Award Agreement in a form approved by the Committee for such Award, subject to and incorporating by reference or otherwise the applicable terms and conditions of the Plan, which Award Agreement may contain such terms and conditions as specified from time to time by the Committee, provided such other terms and conditions do not conflict with the Plan. The Award Agreement for any Award (other than Restricted Stock Awards) shall include the time or times at or within which and the consideration, if any, for which any shares of Common Stock or cash, as applicable, may be acquired from the Company. The terms of Awards may vary among Participants, and the Plan does not impose upon the Committee any requirement to make Awards subject to uniform terms. Accordingly, the terms of individual Award Agreements may vary.

(b) Termination of Employment. Subject to the express provisions of the Plan, the Committee shall specify before, at, or after the time of grant of an Award the provisions governing the effect(s) upon an Award of a Participant’s Termination of Employment.

(c) Rights of a Stockholder. A Participant shall have no rights as a stockholder with respect to shares of Common Stock covered by an Award (including voting rights) until the date the Participant becomes the holder of record of such shares of Common Stock. No adjustment shall be made for dividends or other rights for which the record date is prior to such date, except as provided in Sections 10(b), 11(b) or 16 of this Plan or as otherwise provided by the Committee.

(d) No Fractional Shares. No fractional shares of Common Stock shall be issued pursuant to an Award or in settlement thereof.

8.	Options

(a) Grant, Term and Price. The grant, issuance, retention, vesting and/or settlement of any Option shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. The term of an Option shall in no event be greater than 10 years; provided, however, the term of an Option (other than an Incentive Stock Option) shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Option is prohibited by law or the Company’s insider trading policy from exercising the Option, which extension shall expire on the 30th day following the date such prohibition no longer applies. The Committee will establish the price at which Common Stock may be purchased upon exercise of an Option, which in no event will be less than the Fair Market Value of such shares on the date of grant; provided, however, that the exercise price per share of Common Stock with respect to an Option that is granted as a Substitute Award may be less than the Fair Market Value of the shares of Common Stock on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition that satisfies the requirements of (i) Section 409A of the Code, if such options held by such optionees are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code, and (ii) Section 424(a) of the Code, if such options held by such optionees are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code. The exercise price of any Option may be paid in cash to the Company or such other method as determined by the Committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares of Common Stock issuable under an Option, the delivery of previously owned shares of Common Stock or withholding of shares of Common Stock otherwise deliverable upon exercise.

(b) No Reload Grants. Options shall not be granted under the Plan in consideration for, and shall not be conditioned upon the delivery of, shares of Common Stock to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option.

(c) Incentive Stock Options. Notwithstanding anything to the contrary in this Section 8, in the case of the grant of an Incentive Stock Option, if the Participant owns stock possessing more than 10% of the combined voting power of all classes of stock of the Company, the exercise price of such Option must be at least 110% of the Fair Market Value of the shares of Common Stock on the date of grant and the Option must expire within a period of not more than five years from the date of grant. Notwithstanding anything in this Section 8 to the contrary, Options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (i) the aggregate Fair Market Value of shares of Common Stock (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (ii) such Options otherwise remain exercisable but are not exercised within three months (or such other period of time provided in Section 422 of the Code) of separation of service (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder).

(d) No Stockholder Rights. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of an Option or any shares of Common Stock subject to an Option until the Participant has become the holder of record of such shares.

9.	Stock Appreciation Rights

(a) General Terms. The grant, issuance, retention, vesting and/or settlement of any Stock Appreciation Right shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. The term of a Stock Appreciation Right shall in no event be greater than 10 years; provided, however, the term of a Stock Appreciation Right shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Stock Appreciation Right is prohibited by law or the Company’s insider trading policy from exercising the Stock Appreciation Right, which extension shall expire on the 30th day following the date such prohibition no longer applies. Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of Options granted under the Plan (“tandem SARs”) or not in conjunction with other Awards (“freestanding SARs”). Upon exercise of a tandem SAR as to some or all of the shares covered by the grant, the related Option shall be canceled automatically to the extent of the number of shares covered by such exercise. Conversely, if the related Option is exercised as to some or all of the shares covered by the grant, the related tandem SAR, if any, shall be canceled automatically to the extent of the number of shares covered by the Option exercise. Any Stock Appreciation Right granted in tandem with an Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option, provided that the Fair Market Value of Common Stock on the date of the SAR’s grant is not greater than the exercise price of the related Option. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 8 and all tandem SARs shall have the same exercise price as the Option to which they relate. Subject to the provisions of Section 8 and the immediately preceding sentence, the Committee may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Common Stock, cash, Restricted Stock or a combination thereof, as determined by the Committee and set forth in the applicable Award Agreement.

(b) No Stockholder Rights. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of an Award of Stock Appreciation Rights or any shares of Common Stock subject to an Award of Stock Appreciation Rights until the Participant has become the holder of record of such shares.

10.	Restricted Stock and Restricted Stock Units

(a) Vesting and Performance Criteria. The grant, issuance, vesting and/or settlement of any Award of Restricted Stock or Restricted Stock Units shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. In addition, the Committee shall have the right to grant Restricted Stock or Restricted Stock Unit Awards as the form of payment for grants or rights earned or due under other stockholder-approved compensation plans or arrangements of the Company.

(b) Dividends and Distributions. Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those shares of Common Stock, unless determined otherwise by the Committee. The Committee will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and/or subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash. Shares underlying Restricted Stock Units shall be entitled to dividends or distributions only to the extent provided by the Committee.

11.	Other Stock-Based Awards

(a) General Terms. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee shall determine the terms and conditions of such Other Stock-Based Awards. Common Stock delivered pursuant to an Other Stock-Based Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Common Stock, other Awards, or other property, as the Committee shall determine.

(b) Dividends and Distributions. Shares underlying Other Stock-Based Awards shall be entitled to dividends or distributions only to the extent provided by the Committee.

12.	Incentive Bonuses

(a) Vesting Criteria. The Committee shall establish the vesting conditions applicable to an Incentive Bonus, including any performance criteria and level of achievement versus such criteria that may determine the amount payable under an Incentive Bonus, which may include a target, threshold and/or maximum amount payable and any formula for determining such achievement.

(b) Timing and Form of Payment. The Committee shall determine the timing of payment of any Incentive Bonus. Payment of the amount due under an Incentive Bonus may be made in cash or in Common Stock, as determined by the Committee.

(c) Discretionary Adjustments. Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus may be adjusted by the Committee on the basis of such further considerations as the Committee shall determine.

13.	Performance Awards

The Committee may establish performance criteria and level of achievement versus such criteria that shall determine the number of shares of Common Stock, Restricted Stock Units, Other Stock-Based Awards or cash to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award (any such Award, a “Performance Award”). A Performance Award may be identified as “Performance Share,” “Performance Equity,” “Performance Unit” or other such term as chosen by the Committee.

14.	Deferral of Payment

The Committee may, in an Award Agreement or otherwise, provide for the deferred delivery of Common Stock or cash upon settlement, vesting or other events with respect to Restricted Stock Units, Other Stock-Based Awards or in payment or satisfaction of an Incentive Bonus. Notwithstanding anything herein to the contrary, in no event will any election to defer the delivery of Common Stock or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. No Award shall provide for deferral of compensation that does not comply with Section 409A of the Code. The Company, any Subsidiary or Affiliate which is in existence or hereafter comes into existence, the Board and the Committee shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board or the Committee in respect thereof.

15.	Conditions and Restrictions Upon Securities Subject to Awards

The Committee may provide that the Common Stock issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Common Stock issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Common Stock already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares of Common Stock issued under an Award, including (a) restrictions under an insider trading policy or pursuant to applicable law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and holders of other Company equity compensation arrangements, (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (d) provisions requiring Common Stock be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

16.	Adjustment of and Changes in the Stock

(a) The number and kind of shares of Common Stock available for issuance under this Plan (including under any Awards then outstanding), and the number and kind of shares of Common Stock subject to the limits set forth in Section 5, shall be equitably adjusted by the Committee to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of shares of Outstanding Common Stock. Such adjustment may be designed to comply with Section 424 of the Code or may be designed to treat the shares of Common Stock available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction or to increase the number of such shares of Common Stock to reflect a deemed reinvestment in shares of Common Stock of the amount distributed to the Company’s securityholders. The terms of any outstanding Award shall also be equitably adjusted by the Committee as to price, number or kind of shares of Common Stock subject to such Award, vesting, performance criteria, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards. No fractional shares of Common Stock shall be issued or issuable pursuant to such an adjustment.

(b) In the event there shall be any other change in the number or kind of outstanding shares of Common Stock, or any stock or other securities into which such Common Stock shall have been changed, or for which it shall have been exchanged, by reason of a Change in Control, other merger, consolidation or otherwise, then the Committee shall determine the appropriate and equitable adjustment to be effected, which adjustments need not be uniform between different Awards or different types of Awards. In addition, in the event of such change described in this paragraph, the Committee may accelerate the time or times at which any Award may be exercised, consistent with and as otherwise permitted under Section 409A of the Code, and may provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Committee in its sole discretion.

(c) In the event of a Change in Control, the Committee, acting in its sole discretion without the consent or approval of any Participant, may take one or more of the following actions, which may vary among individual Participants and/or among Awards held by any individual Participant: (i) arrange for the assumption of an outstanding Award by the successor or acquiring entity (if any) of such Change in Control (or by its parents, if any), which assumption will be binding on all selected Participants; provided that the exercise price and the number and nature of shares issuable upon exercise of any such Option or Stock Appreciation Right, or any Award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code; (ii) provide for the issuance of substitute awards by the successor or acquiring entity (if any) of such Change in Control (or by its parents, if any) that will substantially preserve the otherwise applicable terms of the outstanding Award as determined by the Committee in its sole discretion; (iii) accelerate vesting or waive any forfeiture conditions; (iv) accelerate the time of exercisability of an Award so that such Award may be exercised in full or in part for a limited period of time on or before a date specified by the Committee, after which specified date all unexercised Awards and all rights of Participants thereunder shall terminate; or (v) make such other adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change in Control. Notwithstanding anything herein to the contrary, in the event of a Change in Control in which the acquiring or surviving company in the transaction does not assume or continue outstanding Awards or issue substitute awards upon the Change in Control, unless determined otherwise by the Committee, immediately prior to the Change in Control, all Awards that are not assumed, continued or substituted for shall be treated as follows effective immediately prior to the Change in Control: (A) in the case of an Option or Stock Appreciation Right, the Participant shall have the ability to exercise such Option or Stock Appreciation Right, including any portion of the Option or Stock Appreciation Right not previously exercisable, (B) in the case of any Award the vesting of which is in whole or in part subject to performance criteria or an Incentive Bonus, all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse and the Participant shall have the right to receive a payment based on target level achievement or actual performance through a date determined by the Committee, and (C) in the case of outstanding Restricted Stock, Restricted Stock Units or Other Stock-Based Awards (other than those referenced in subsection (B)), all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse. In no event shall any action be taken pursuant to this Section 16(c) that would change the payment or settlement date of an Award in a manner that would result in the imposition of any additional taxes or penalties pursuant to Section 409A of the Code.

(d) Notwithstanding anything in this Section 16 to the contrary, in the event of a Change in Control, the Committee may provide for the cancellation and cash settlement of all outstanding Awards upon such Change in Control (including the cancellation for no consideration of any Option or Stock Appreciation Right with an exercise price that equals or exceeds the per share consideration in such transaction).

(e) Notwithstanding anything in this Section 16 to the contrary, an adjustment to an Option or Stock Appreciation Right under this Section 16 shall be made in a manner that will not result in the grant of a new Option or Stock Appreciation Right under Section 409A of the Code.

17.	Transferability

Each Award may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime. Notwithstanding the foregoing, (a) outstanding Options may be exercised following the Participant’s death by the Participant’s beneficiaries or as permitted by the Committee and (b) as permitted by the Committee, a Participant may transfer or assign an Award as a gift to any “family member” (as such term is defined in the Registration Statement on Form S-8) (an “Assignee Entity”), provided that such Assignee Entity shall be entitled to exercise assigned Options and Stock Appreciation Rights only during the lifetime of the assigning Participant (or following the assigning Participant’s death, by the Participant’s beneficiaries or as otherwise permitted by the Committee) and provided further that such Assignee Entity shall not further sell, pledge, transfer, assign or otherwise alienate or hypothecate such Award.

18.	Compliance with Laws and Regulations

(a) This Plan, the grant, issuance, vesting, exercise and settlement of Awards hereunder, and the obligation of the Company to sell, issue or deliver shares of Common Stock under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant’s name or deliver Common Stock prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. To the extent the Company is unable to or the Committee deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such shares of Common Stock as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Common Stock shall be issued and/or transferable under any other Award unless a registration statement with respect to the Common Stock underlying such Option is effective and current or the Company has determined, in its sole and absolute discretion, that such registration is unnecessary.

(b) In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States, the Committee may, in its sole discretion, modify the provisions of the Plan or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Committee may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to comply with such foreign law and/or to minimize the Company’s obligations with respect to tax equalization for Participants employed outside their home country.

19.	Withholding

To the extent required by applicable federal, state, local or foreign law, the Committee may, and/or a Participant shall, make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise with respect to any Award or the issuance or sale of any shares of Common Stock. The Company shall not be required to recognize any Participant rights under an Award, to issue shares of Common Stock or to recognize the disposition of such shares of Common Stock until such obligations are satisfied. To the extent permitted or required by the Committee, these obligations may or shall be satisfied by the Company withholding cash from any compensation otherwise payable to or for the benefit of a Participant, the Company withholding a portion of the shares of Common Stock that otherwise would be issued to a Participant under such Award or any other Award held by the Participant, or by the Participant tendering to the Company cash or, if allowed by the Committee, shares of Common Stock.

20.	Amendment of the Plan or Awards

The Board may amend, alter, suspend or terminate this Plan, and the Committee may amend or alter any Award Agreement or other document evidencing an Award made under this Plan; however, except as provided pursuant to the provisions of Section 16, no such amendment shall, without the approval of the stockholders of the Company:

(a) increase the maximum number of shares of Common Stock for which Awards may be granted under this Plan;

(b) extend the term of this Plan;

(c) change the class of Persons eligible to be Participants; or

(d) otherwise amend the Plan in any manner requiring stockholder approval by law or the rules of any stock exchange or market or quotation system on which the Common Stock is traded, listed or quoted.

No amendment or alteration to the Plan or an Award or Award Agreement shall be made which would materially impair the rights of the holder of an Award without such holder’s consent; provided, however, that no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any Change in Control that such amendment or alteration either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of, or avoid adverse financial accounting consequences under, any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated.

21.	No Liability of Company

The Company, any Subsidiary or Affiliate which is in existence or hereafter comes into existence, the Board, the Committee and any delegate thereof shall not be liable to a Participant or any other person as to: (a) the non-issuance or sale of shares of Common Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder; and (b) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, vesting, exercise or settlement of any Award granted hereunder.

22.	Non-Exclusivity of Plan

Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including the granting of equity awards otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

23.	Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Delaware (without regard to its choice of law provisions) and applicable federal law. Any reference in this Plan or in the agreement or other document evidencing any Awards to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

24.	No Right to Employment, Reelection or Continued Service

Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries and/or its Affiliates to terminate any Participant’s employment, service on the Board or service at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary and/or its Affiliates. Subject to Sections 4 and 20, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its Subsidiaries and/or its Affiliates.

25.	Specified Employee Delay

To the extent any payment under this Plan is considered deferred compensation subject to the restrictions contained in Section 409A of the Code, such payment may not be made to a specified employee (as determined in accordance with a uniform policy adopted by the Company with respect to all arrangements subject to Section 409A of the Code) upon Separation from Service before the date that is six months after the specified employee’s Separation from Service (or, if earlier, the specified employee’s death). Any payment that would otherwise be made during this period of delay shall be accumulated and paid on the sixth month plus one day following the specified employee’s Separation from Service (or, if earlier, as soon as administratively practicable after the specified employee’s death).

26.	No Liability of Committee Members

No member of the Committee shall be personally liable by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person’s own fraud or willful bad faith; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such Person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company’s Certificate of Incorporation and Bylaws (as each may be amended from time to time), as a matter of law, pursuant to any individual agreement or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

27.	Severability

If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

28.	Unfunded Plan

The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Committee or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

29.	Clawback/Recoupment

Awards granted under this Plan will be subject to recoupment in accordance with any clawback policy that the Company adopts or is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by Rule 10D-1 under the Act or other applicable law. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of misconduct. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar term) as such terms are used in any agreement between any Participant and the Company.

30.	Beneficiary Designation

Participants may designate beneficiaries with respect to Awards under the Plan in accordance with the procedures determined by the Committee. In the absence of a beneficiary designation, a Participant’s estate will be the deemed beneficiary.

31.	Interpretation

Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference and shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation”, “but not limited to”, or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument or other document mean such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.

Annex L

SERAPHA BIO, INC.

2026 EMPLOYEE STOCK PURCHASE PLAN

1.	Purpose

The purpose of this Serapha Bio, Inc. 2026 Employee Stock Purchase Plan (the “Plan”) is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock through accumulated Contributions. The Company’s intention is to have the Plan qualify as an “employee stock purchase plan” under Section 423 of the Code. The provisions of the Plan, accordingly, will be construed to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code.

2.	Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

(a) “Administrator” means the Compensation Committee of the Board (or any successor committee), or such other committee as designated by the Board to administer the Plan under Section 14.

(b) “Applicable Laws” means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws of any foreign country or jurisdiction where options are, or will be, granted under the Plan.

(c) “Board” means the Board of Directors of the Company.

(d) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

(e) “Common Stock” means the common stock of the Company, $0.0001 par value per share.

(f) “Company” means Serapha Bio, Inc., a Delaware corporation, and any successor corporation.

(g) “Compensation” means an Eligible Employee’s base salary or base hourly rate of pay before deduction for any salary deferral contributions made by the Eligible Employee to any tax-qualified or nonqualified deferred compensation plan, but excluding commissions, overtime, incentive compensation, bonuses and other forms of compensation. The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation for an Offering Period.

(h) “Contributions” means the payroll deductions and any other additional payments that the Administrator may permit to be made by a Participant to fund the exercise of options granted pursuant to the Plan, subject to Section 423 of the Code.

(i) “Designated Subsidiary” means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan. As of the Effective Date, the Designated Subsidiaries consist exclusively of .

(j) “Effective Date” means the Closing Date (as defined in the Merger Agreement).

(k) “Eligible Employee” means any person, including an officer, who is customarily employed by the Company or a Designated Subsidiary (i) for more than 20 hours per week and (ii) for more than five months in any calendar year. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company. Where the period of leave exceeds 90 days and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the 91st day of such leave. “Eligible Employee” shall not include any person who is a citizen or resident of a foreign jurisdiction if granting them an option under the Plan would violate the law of such jurisdiction, or if compliance with the laws of the jurisdiction would cause the Plan to violate Section 423 of the Code.

(l) “Employer” means the Company and each Designated Subsidiary.

(m) “Enrollment Date” means the first Trading Day of each Offering Period.

(n) “Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(o) “Exercise Date” means the last Trading Day of each Purchase Period.

(p) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, system or market, its Fair Market Value shall be the closing price for the Common Stock as quoted on such exchange, system or market as reported in the Wall Street Journal or such other source as the Administrator deems reliable (or, if no sale of Common Stock is reported for such date, on the next preceding date on which any sale shall have been reported); and (ii) in the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(q) “Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization dated as of June 22, 2026, by and among Serapha Bio, Inc., Boundless Bio, Inc., a Delaware corporation, and Boulder Merger Sub Corp., a Delaware corporation.

(r) “New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

(s) “Offering” means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 4. For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treasury Regulation Section 1.423-2(a)(1), the terms of each Offering need not be identical; provided, however, that the terms of the Plan and an Offering together satisfy Treasury Regulation Sections 1.423-2(a)(2) and (a)(3).

(t) “Offering Periods” means the periods established by the Administrator (not to exceed 27 months) during which an option granted pursuant to the Plan may be exercised. The duration and timing of Offering Periods may be changed pursuant to Sections 4, 18, and 19. The first Offering Period shall commence on a date established by the Administrator and end on the next June 8 or December 8 that follows the Effective Date, and subsequent Offering Periods shall be each six-month period commencing the day after the prior Offering Period ends and ending on each June 8 and December 8.

(u) “Outstanding Common Stock” means the sum of (i) the shares of Common Stock outstanding, (ii) the shares of Common Stock underlying unexercised pre-funded warrants, and (iii) the shares of Common Stock underlying the Company’s preferred stock, par value $0.0001 per share (determined on an as-converted basis without regard to any limitations on such conversion).

(v) “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(w) “Participant” means an Eligible Employee who elects to participate in the Plan.

(x) “Purchase Period” means the period during an Offering Period during which shares of Common Stock may be purchased on a Participant’s behalf in accordance with the terms of the Plan, as established by the Administrator. Unless the Administrator determines otherwise, during the first Offering Period, the Purchase Period will begin on the first date of such Offering Period and end on the last day of such Offering Period, and subsequent Purchase Periods shall be each six-month period commencing thereafter. Unless the Administrator determines otherwise, each Purchase Period following the first Purchase Period will be a six-month period.

(y) “Purchase Price” means an amount equal to 85% of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower; provided, however, that the Purchase Price may be determined for subsequent Offering Periods by the Administrator subject to compliance with Section 423 of the Code (or any other Applicable Law) or pursuant to Section 18.

(z) “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

(aa) “Trading Day” means a day on which the national stock exchange upon which the Common Stock is listed is open for trading or, if the Common Stock is not listed on a national stock exchange, a business day as determined by the Administrator in good faith.

(bb) “Treasury Regulations” means the Treasury regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code shall include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3.	Eligibility.

(a) Offering Periods. Any Eligible Employee on a given Enrollment Date will be eligible to participate in the Plan if he or she was employed by the Company for at least 30 calendar days (unless otherwise determined by the Administrator) immediately preceding the Enrollment Date, subject to the requirements of Section 5; provided, however, that an Eligible Employee who commences employment with the Company or a Designated Subsidiary following such 30-day period (or such other period as determined by the Administrator) will be eligible to participate in the Plan at the beginning of the next Purchase Period to occur that is at least 30 calendar days (or such other period as determined by the Administrator) following the commencement of his or her employment with the Company or a Designated Subsidiary. Eligible Employees who do not elect to participate in the Plan on a given Enrollment Date may elect to participate in the Plan at the beginning of any subsequent Purchase Period, as determined by the Administrator.

(b) Non-U.S. Employees. Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Offering if the participation of such employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Section 423 of the Code. In addition, as provided in Section 14, the Administrator may establish one or more sub-plans of the Plan (which may, but are not required to, comply with the requirements of Section 423 of the Code) to provide benefits to employees of Designated Subsidiaries located outside the United States in a manner that complies with local law. Any such sub-plan will be a component of the Plan and will not be a separate plan.

(c) Limitations. Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any Parent or Subsidiary of the Company accrue at a rate that exceeds $25,000 worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Section 423 of the Code and the regulations thereunder.

4.	Offering Periods

The Plan will be implemented by consecutive Offering Periods with new Offering Periods commencing at such times as determined by the Administrator. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) without stockholder approval.

5.	Participation

An Eligible Employee may participate in the Plan by (i) submitting to the Company’s Finance department (or its delegate), on or before a date determined by the Administrator prior to an applicable Enrollment Date, a properly completed subscription agreement authorizing Contributions in the form provided by the Administrator for such purpose, or (ii) following an electronic or other enrollment procedure determined by the Administrator.

6.	Contributions

(a) At the time a Participant enrolls in the Plan pursuant to Section 5, such Participant will elect to have payroll deductions made on each pay day or other Contributions (to the extent permitted by the Administrator) made during the Offering Period (or portion thereof) in an amount equal to at least 1% but not exceeding 15% of the Compensation (or such other percentage of Compensation as determined by the Administrator in its sole discretion, prior to the commencement of an applicable Offering Period) that the Participant receives on each pay day during the Offering Period; provided, however, that should a pay day occur on an Exercise Date, a Participant will have any payroll deductions made on such day applied to his or her notional account under the subsequent Purchase Period or Offering Period. The maximum permissible Contribution by any Participant for all Offering Periods during any calendar year shall be $25,000. The Administrator, in its sole discretion and to the extent permitted by Section 423 of the Code, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check, or other means set forth in the subscription agreement prior to each Exercise Date of each Purchase Period. A Participant’s subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 10.

(b) Payroll deductions for a Participant will commence on the first pay day following the Enrollment Date (or such later date on which a Participant enrolls in the Plan pursuant to Section 5) and will end on the last pay day prior to the Exercise Date of such Purchase Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 10; provided, however, that with respect to the first Offering Period, payroll deduction for a Participant will not commence until such time as determined by the Administrator.

(c) All Contributions made for a Participant will be credited to his or her notional account under the Plan and payroll deductions will be made in whole percentages only. Except to the extent permitted by the Administrator pursuant to Section 6(a), a Participant may not make any additional payments into such notional account.

(d) A Participant may discontinue his or her participation in the Plan as provided in Section 10. Participants shall not be permitted to increase or otherwise decrease their rates of Contributions during a Purchase Period unless otherwise determined by the Administrator in its sole discretion; provided, however, that Participants shall be permitted to increase or decrease their rates of Contributions effective as of the beginning of each Purchase Period.

(e) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code, a Participant’s Contributions may be decreased to 0% at any time during a Purchase Period. Subject to Section 423(b)(8) of the Code, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Purchase Period scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 10.

(f) At the time the option under the Plan is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company’s or Employer’s federal, state, local, or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the United States, national insurance, social security, or other tax withholding obligations, if any, that arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant’s compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or any other method of withholding the Company or the Employer deems appropriate to the extent permitted by Treasury Regulation Section 1.423-2(f).

7.	Grant of Option

On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period (or any Purchase Period within such Offering Period) will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing (i) such Eligible Employee’s Contributions accumulated prior to such Exercise Date and retained in the Eligible Employee’s notional account as of the Exercise Date by (ii) the applicable Purchase Price; provided, however, that in no event will an Eligible Employee be permitted to purchase during each Purchase Period more than 2,500 shares of Common Stock (subject to any adjustment pursuant to Section 18); provided, further, that such purchase will be subject to the limitations set forth in Sections 3(c) and 13. The Eligible Employee may accept the grant of such option by electing to participate in the Plan in accordance with the requirements of Section 5. The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period of an Offering Period. Exercise of the option will occur as provided in Section 8, unless the Participant has withdrawn pursuant to Section 10. The option will expire on the last day of the Offering Period.

8.	Exercise of Option

(a) Unless a Participant withdraws from the Plan as provided in Section 10, such Participant’s option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her notional account. No fractional shares of Common Stock will be purchased; unless determined by the Administrator, any Contributions accumulated in a Participant’s notional account that are not sufficient to purchase a full share will be retained in the Participant’s notional account for the subsequent Purchase Period or Offering Period, subject to earlier withdrawal by the Participant as provided in

Section 10. Any other funds left over in a Participant’s notional account after the Exercise Date will be returned to the Participant (without interest thereon, except as otherwise required under local laws, as further set forth in Section 12). During a Participant’s lifetime, a Participant’s option to purchase shares hereunder is exercisable only by him or her.

(b) If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (i) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (ii) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect, or (y) provide that the Company will make a pro rata allocation of the shares available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Offering Periods then in effect pursuant to Section 19. The Company may make a pro rata allocation of the shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date.

9.	Delivery

As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 9.

10.	Withdrawal

A Participant may withdraw all, but not less than all, the Contributions credited to his or her notional account and not yet used to exercise his or her option under the Plan at any time by (a) submitting to the Company’s Finance department (or its delegate) a written notice of withdrawal in the form determined by the Administrator for such purpose, or (b) following an electronic or other withdrawal procedure determined by the Administrator. All the Participant’s Contributions credited to his or her notional account will be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 5.

11.	Termination of Employment

Upon a Participant’s ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant’s notional account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such

Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such Participant’s option will be automatically terminated. In no event may a Participant be granted an option under the Plan following his or her termination of employment unless such Participant subsequently becomes an Eligible Employee again.

12.	Interest

No interest will accrue on the Contributions of a Participant in the Plan, except as may be required by Applicable Law, as determined by the Company, and if so required by the laws of a particular jurisdiction, such interest shall apply to all Participants in the relevant Offering except to the extent otherwise permitted by Treasury Regulation Section 1.423-2(f).

13.	Stock

(a) Subject to adjustment upon changes in capitalization of the Company as provided in Section 18 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan shall be equal to (i) a number equal to the lesser of (x) 7,500,000 or (y) 1% of the total number of shares of Outstanding Common Stock immediately following the closing of the transactions set forth in the Merger Agreement, plus (ii) any shares of Common Stock added as a result of the following sentence (collectively, the “Share Pool”). The Share Pool will automatically increase on January 1 of each year beginning in 2027 and ending with a final increase on January 1, 2036, in an amount equal to the lesser of (x) 8,000,000 or (y) 1% of the Outstanding Common Stock on the preceding December 31; provided, however, that the Administrator may provide that there will be no January 1 increase in the Share Pool for any such year or that the increase in the Share Pool for any such year will be a smaller number of shares of Common Stock than would otherwise occur pursuant to this sentence.

(b) Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will only have the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares.

(c) Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant or in the name of the Participant and his or her spouse.

14.	Administration

The Plan shall be administered by the Administrator. The Board shall fill vacancies on, and from time to time may remove or add members to, the Administrator. Any power of the Administrator may also be exercised by the Board. The Administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the Plan, to designate separate Offerings under the Plan, to determine eligibility, to adjudicate all disputed claims filed under the Plan, and to establish such procedures that it deems necessary for the administration of the Plan (including, without limitation, to adopt such procedures and sub-plans as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the United States, the terms of which sub-plans may take precedence over other provisions of this Plan, with the exception of Section 13(a), but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan). Unless otherwise determined by the Administrator, the employees eligible to participate in each sub-plan will participate in a separate Offering. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures, and handling of stock certificates that vary with applicable local requirements. The Administrator also is authorized to determine that, to the extent permitted by Treasury Regulation Section 1.423-2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the United States. The Administrator hereby delegates to and designates the Chief Financial Officer (or such other officer with similar authority), and to his or her delegates or designees, the authority to assist the Administrator in the day-to-day administration of the Plan. The Administrator may also delegate some or all of its responsibilities to one or more other persons (which may include Company personnel) and, to the extent there has been any such delegation, any reference in the Plan to the Administrator shall include the delegate of the Administrator. Every finding, decision, and determination made by the Administrator will, to the full extent permitted by Applicable Laws, be final and binding upon all parties.

15.	Designation of Beneficiary

(a) If permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any shares of Common Stock and cash, if any, from the Participant’s notional account under the Plan in the event of such Participant’s death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such Participant of such shares and cash. In addition, if permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any cash from the Participant’s notional account under the Plan in the event of such Participant’s death prior to exercise of the option. If a Participant is married and the designated beneficiary is not the spouse, spousal consent will be required for such designation to be effective.

(b) Such designation of beneficiary may be changed by the Participant at any time by notice in a form determined by the Administrator. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company will deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent, or relative is known to the Company, then to such other person as the Company may designate.

(c) All beneficiary designations will be in such form and manner as the Administrator may designate from time to time. Notwithstanding Sections 15(a) and 15(b), the Company and/or the Administrator may decide not to permit such designations by Participants in non-U.S. jurisdictions to the extent permitted by Treasury Regulation Section 1.423-2(f).

16.	Transferability

Neither Contributions credited to a Participant’s notional account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15) by the Participant. Any such attempt at assignment, transfer, pledge, or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

17.	Use of Funds

The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings in which applicable local law requires that Contributions to the Plan by Participants be segregated from the Company’s general corporate funds and/or deposited with an independent third party for Participants in non-U.S. jurisdictions. Until shares of Common Stock are issued, Participants will only have the rights of an unsecured creditor with respect to such shares.

18.	Adjustments, Dissolution, Liquidation, Merger or Other Corporate Transaction

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan that has not yet been exercised, and the numerical limits of Sections 7 and 13.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company’s proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10.

(c) Merger or Other Corporate Transaction. In the event of a merger, sale, or other similar corporate transaction involving the Company, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period shall end. The New Exercise Date will occur before the date of the Company’s proposed merger, sale, or other similar corporate transaction. The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10.

19.	Amendment or Termination

(a) The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 18). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants’ notional accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under local laws, as further set forth in Section 12) as soon as administratively practicable.

(b) Without stockholder consent and without limiting Section 19(a), the Administrator will be entitled to change the Offering Periods or Purchase Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

(c) In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend, or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i) amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(ii) altering the Purchase Price for any Offering Period or Purchase Period including an Offering Period or Purchase Period underway at the time of the change in Purchase Price;

(iii) shortening any Offering Period or Purchase Period by setting a New Exercise Date, including an Offering Period or Purchase Period underway at the time of the Administrator action;

(iv) reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

(v) reducing the maximum number of shares of Common Stock a Participant may purchase during any Offering Period or Purchase Period.

Such modifications or amendments will not require stockholder approval or the consent of any Participants.

20.	Notices

All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21.	Conditions Upon Issuance of Shares

(a) Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, domestic or foreign, including the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of Applicable Law.

22.	Term of Plan

The Plan will become effective upon the Effective Date. It will continue in effect until terminated pursuant to Section 19.

23.	Stockholder Approval

The Plan will be subject to approval by the stockholders of the Company within 12 months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

24.	Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Delaware (without regard to its choice of law provisions). Any reference in this Plan or in any agreements or other documents hereunder to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule, or regulation of similar effect or applicability.

25.	Severability

If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality, or unenforceability shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal, or unenforceable provision had not been included.

26.	Interpretation

Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference and shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word “including” following any general statement, term, or matter shall not be construed to limit such statement, term, or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation”, “but not limited to”, or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term, or matter. References herein to any agreement, instrument, or other document mean such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.

EXHIBIT A

SERAPHA BIO, INC.

2026 EMPLOYEE STOCK PURCHASE PLAN

SUBSCRIPTION AGREEMENT

Original Application	Offering Date:
Change in Payroll Deduction Rate

1.                hereby elects to participate in the Serapha Bio, Inc. 2026 Employee Stock Purchase Plan (the “Plan”) and subscribes to purchase shares of the Company’s Common Stock in accordance with this Subscription Agreement and the Plan. Capitalized terms used but not defined in this Subscription Agreement have the meanings provided under the Plan.

2. I hereby authorize payroll deductions from each paycheck in the amount of    % of my Compensation on each pay day (from 1% to 15%) during the Offering Period in accordance with the Plan, commencing with the next Offering Period; provided, however, that, in no event may more than $25,000 of Common Stock be purchased under the Plan in any calendar year. (Please note that no fractional percentages are permitted.)

3. I understand that the payroll deductions will be accumulated for the purchase of shares of Common Stock at the applicable Purchase Price determined in accordance with the Plan. I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my option and purchase Common Stock under the Plan.

4. I have received a copy of the complete Plan and its accompanying prospectus. I understand that my participation in the Plan is in all respects subject to the terms of the Plan.

5. Shares of Common Stock purchased for me under the Plan should be issued in the name(s) of              (Eligible Employee or Eligible Employee and Spouse only).

6. I understand that if I dispose of any shares received by me pursuant to the Plan within two years after the Offering Date (the first day of the Offering Period during which I purchased such shares) or one year after the Exercise Date, I will be treated for federal income tax purposes as having received ordinary income at the time of such disposition in an amount equal to the excess of the fair market value of the shares at the time such shares were purchased by me over the price that I paid for the shares. The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by me. If I dispose of such shares at any time after the expiration of the holding period, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the Purchase Price which I paid for the shares, or (b) 15% of the fair market value of the shares on the first day of the Offering Period. The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain.

7. I hereby agree to be bound by the terms of the Plan. The effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Plan.

A-1

Employee’s Social Security #:

Employee’s Address:

I UNDERSTAND THAT THIS SUBSCRIPTION AGREEMENT WILL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

Date:
Signature

A-2

EXHIBIT B

SERAPHA BIO, INC.

2026 EMPLOYEE STOCK PURCHASE PLAN

NOTICE OF WITHDRAWAL

The undersigned Participant in the Offering Period of the Serapha Bio, Inc. 2026 Employee Stock Purchase Plan that began on       ,     (the “Offering Date”) hereby notifies the Company that he or she hereby withdraws from the Offering Period. He or she hereby directs the Company to pay to the undersigned as soon as reasonably practicable all the payroll deductions credited to his or her notional account with respect to such Offering Period. The undersigned understands and agrees that his or her option for such Offering Period will be automatically terminated. The undersigned understands further that no further payroll deductions will be made for the purchase of shares in the current Offering Period and the undersigned will be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement.

Participant’s Name:

Participant’s Address:

Date:
Signature

B-1

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers

Delaware

Boundless Bio and Serapha are corporations under the DGCL. Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, provided that such provision shall not eliminate or limit the liability of a director or officer (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in the case of a director, under Section 174 of the DGCL, (iv) for any transaction from which the director or officer derived an improper personal benefit, or (v) in the case of an officer, in any action by or in the right of the corporation.

Boundless Bio

The Boundless Bio Charter contains provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of directors and officers for monetary damages for breach of fiduciary duty as a director or officer. The Boundless Bio Charter provides that Boundless Bio shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents, and the Boundless Bio Bylaws provide that Boundless Bio shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

Boundless Bio has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Boundless Bio Charter and the Boundless Bio Bylaws, and it intends to enter into indemnification agreements with any new directors and executive officers in the future.

Boundless Bio maintains directors’ and officers’ liability insurance for the benefit of its directors and officers.

Serapha

To the fullest extent permitted by law, a director or officer of Serapha shall not be personally liable to Serapha or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL or any other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of Serapha shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Serapha has entered into an indemnification agreement with each of its directors and officers and will purchase directors’ and officers’ liability insurance. The indemnification agreements require Serapha to indemnify its directors and officers to the fullest extent permitted under Delaware law.

Item 21. Exhibits and Financial Statement Schedules

(1) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(2) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.

Item 22. Undertakings

(1) The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Filing Fee Table” in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the

Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

(i) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(ii) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (3)(i) immediately preceding or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibit Number	Description

2.1(a)†*	Agreement and Plan of Merger and Reorganization, dated June 22, 2026, by and among Boundless Bio, Inc., Boulder Merger Sub Corp., and Serapha Bio, Inc. (included as Annex A to the accompanying proxy statement/prospectus and incorporated herein by reference).

2.1(b)*	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of August 28, 2026, by and among Boundless Bio, Inc., Boulder Merger Sub Corp., and Serapha Bio, Inc. (included as Annex A to the accompanying proxy statement/prospectus and incorporated herein by reference).

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of Boundless Bio, Inc. (incorporated by reference to Exhibit 3.1 to Boundless Bio, Inc.’s Current Report on Form 8-K (File No. 001-41989) filed with the SEC on April 2, 2024).

3.2	Amended and Restated Bylaws of Boundless Bio, Inc. (incorporated by reference to Exhibit 3.2 to Boundless Bio, Inc.’s Current Report on Form 8-K (File No. 001-41989) filed with the SEC on April 2, 2024).

3.3*	Amended and Restated Certificate of Incorporation of Serapha Bio, Inc., as currently in effect.

3.4*	Bylaws of Serapha Bio, Inc., as currently in effect.

4.1	Specimen Stock Certificate Evidencing Shares of Common Stock of Boundless Bio, Inc. (incorporated by reference to Exhibit 4.1 to Boundless Bio, Inc.’s Registration Statement on Form S-1/A (File No. 333-277696) filed with the SEC on March 21, 2024).

4.2	Amended and Restated Investor Rights Agreement, dated April 5, 2023, by and among Boundless Bio, Inc. and certain of its stockholders (incorporated by reference to Exhibit 4.2 to Boundless Bio, Inc.’s Registration Statement on Form S-1 (File No. 333-277696) filed with the SEC on March 6, 2024).

4.3*	Warrant to Purchase Shares, dated June 12, 2026, by and between Serapha Bio, Inc. and YolTech Therapeutics Co., Ltd.

4.4*	Form of Pre-Funded Warrant to Purchase Common Stock of Serapha Bio, Inc.

4.5	Form of Registration Rights Agreement, dated June 22, 2026, by and among Serapha Bio, Inc. and certain investors (incorporated by reference to Exhibit 10.4 to Boundless Bio, Inc.’s Current Report on Form 8-K (File No. 001-41989) filed with the SEC on June 23, 2026).

4.6††*	Investors’ Rights Agreement, dated June 22, 2026, by and among Serapha Bio, Inc. and certain parties thereto.

5.1**	Opinion of Latham & Watkins LLP, counsel of Boundless Bio, Inc.

10.1*	Form of Boundless Bio Support Agreement (included as Annex G to the accompanying proxy statement/prospectus and incorporated herein by reference).

10.2*	Form of Serapha Support Agreement (included as Annex H to the accompanying proxy statement/prospectus and incorporated herein by reference).

10.3*	Form of Lock-Up Agreement (included as Annex I to the accompanying proxy statement/prospectus and incorporated herein by reference).

10.4*	Form of Securities Purchase Agreement (included as Annex J to the accompanying proxy statement/prospectus and incorporated herein by reference).

10.5††*	Exclusive License Agreement, dated June 12, 2026, by and between Serapha Bio, Inc. and YolTech Therapeutics Co., Ltd.

10.6#	Boundless Bio, Inc. 2018 Equity Incentive Plan, as amended, and form of stock option agreement and form of restricted stock agreement thereunder (incorporated by reference to Exhibit 10.1 to Boundless Bio, Inc.’s Registration Statement on Form S-1 (File No. 333-277696) filed with the SEC on March 6, 2024).

10.7#	Boundless Bio, Inc. 2024 Incentive Award Plan and form of stock option agreement and form of restricted stock unit agreement thereunder (incorporated by reference to Exhibit 10.2 to Boundless Bio, Inc.’s Registration Statement on Form S-1/A (File No. 333-277696) filed with the SEC on March 21, 2024).

Exhibit Number	Description

10.8#	Boundless Bio, Inc. 2024 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to Boundless Bio, Inc.’s Registration Statement on Form S-1/A (File No. 333-277696) filed with the SEC on March 21, 2024).

10.9#	Boundless Bio, Inc. Non-Employee Director Compensation Program (as amended and restated effective March 6, 2026) (incorporated by reference to Exhibit 10.1 to Boundless Bio, Inc.’s Quarterly Report on Form 10-Q (File No. 001-41989) filed with the SEC on May 8, 2026).

10.10†#	Severance Agreement and Release of All Claims, dated July 1, 2026, between Boundless Bio, Inc. and Zachary Hornby (incorporated by reference to Exhibit 10.5 to Boundless Bio, Inc.’s Quarterly Report on Form 10-Q (File No. 001-41989) filed with the SEC on August 7, 2026).

10.11†#	Severance Agreement and Release of All Claims, dated July 1, 2026, between Boundless Bio, Inc. and Robert Doebele, M.D., Ph.D. (incorporated by reference to Exhibit 10.6 to Boundless Bio, Inc.’s Quarterly Report on Form 10-Q (File No. 001-41989) filed with the SEC on August 7, 2026).

10.12†#	Severance Agreement and Release of All Claims, dated July 2, 2026, between Boundless Bio, Inc. and Christian Hassig, Ph.D. (incorporated by reference to Exhibit 10.7 to Boundless Bio, Inc.’s Quarterly Report on Form 10-Q (File No. 001-41989) filed with the SEC on August 7, 2026).

10.13#	Amended and Restated Employment Offer Letter Agreement, dated June 23, 2026, between Boundless Bio, Inc. and Jessica Oien (incorporated by reference to Exhibit 10.8 to Boundless Bio, Inc.’s Quarterly Report on Form 10-Q (File No. 001-41989) filed with the SEC on August 7, 2026).

10.14#	Amended and Restated Employment Offer Letter Agreement, dated June 23, 2026, between Boundless Bio, Inc. and David Hinkle (incorporated by reference to Exhibit 10.9 to Boundless Bio, Inc.’s Quarterly Report on Form 10-Q (File No. 001-41989) filed with the SEC on August 7, 2026).

10.15#	Boundless Bio, Inc. Severance and Change in Control Severance Plan (incorporated by reference to Exhibit 10.17 to Boundless Bio, Inc.’s Registration Statement on Form S-1 (File No. 333-277696) filed with the SEC on March 6, 2024).

10.16#	Boundless Bio, Inc. Corporate Bonus Plan (incorporated by reference to Exhibit 10.18 to Boundless Bio, Inc.’s Registration Statement on Form S-1 (File No. 333-277696) filed with the SEC on March 6, 2024).

10.17#	Form of Indemnification Agreement for Directors and Officers of Boundless Bio, Inc. (incorporated by reference to Exhibit 10.19 to Boundless Bio, Inc.’s Registration Statement on Form S-1/A (File No. 333-277696) filed with the SEC on March 21, 2024).

10.18	Agreement for Termination of Lease and Voluntary Surrender of Premises, dated April 13, 2026, between ARE-10933 North Torrey Pines, LLC and Boundless Bio, Inc. (incorporated by reference to Exhibit 10.2 to Boundless Bio, Inc.’s Quarterly Report on Form 10-Q (File No. 001-41989) filed with the SEC on May 8, 2026).

10.19#*	Serapha Bio, Inc. 2026 Equity Incentive Plan.

10.20#**	Serapha Bio, Inc. 2026 Stock Incentive Plan (included as Annex K to the accompanying proxy statement/prospectus and incorporated herein by reference).

10.21#**	Serapha Bio, Inc. 2026 Employee Stock Purchase Plan (included as Annex L to the accompanying proxy statement/prospectus and incorporated herein by reference).

10.22#*	Form of Indemnification Agreement between Serapha Bio, Inc. and its directors and officers.

Exhibit Number	Description

10.23#*	Offer Letter, dated June 15, 2026, between Serapha Bio, Inc. and Kenneth Mills.

10.24#*	Offer Letter, dated June 30, 2026, between Serapha Bio, Inc. and Daphne Karydas.

23.1*	Consent of KPMG LLP, independent registered public accounting firm of Boundless Bio, Inc.

23.2*	Consent of KPMG LLP, independent auditors of Serapha Bio, Inc.

23.3*	Consent of Lucid Capital Markets LLC

23.4**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page of the Registration Statement)

99.1*	Form of Proxy Card of Boundless Bio, Inc. (included as Annex D to the accompanying proxy statement/prospectus and incorporated herein by reference).

99.2*	Consent of Kenneth Mills to serve as a director of Boundless Bio, Inc. to be renamed Serapha Bio, Inc.

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document

104	Cover Page Interactive Data File. Formatted in Inline XBRL and contained in exhibit 101.

107*	Filing Fee Table

†

Annexes, schedules, and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Boundless Bio will furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC upon request.

††

Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601(b) of Regulation S-K because the omitted information is (i) not material and (ii) treated by the Registrant as private or confidential.

#	Indicates a management contract or compensatory plan.
*	Filed herewith.
**	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, on the 8th day of October, 2026.

BOUNDLESS BIO, INC.

By:	/s/ Jessica Oien
Name: Jessica Oien
Title: President, Chief Legal Officer and Corporate Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jessica Oien and David Hinkle, and each or any one of them, as his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jessica Oien Jessica Oien	President, Chief Legal Officer and Corporate Secretary (Principal Executive Officer)	October 8, 2026

/s/ David Hinkle David Hinkle	Senior Vice President, Finance, Controller and Treasurer (Principal Financial Officer and	October 8, 2026
Principal Accounting Officer)

/s/ Jonathan Lim, M.D. Jonathan Lim, M.D.	Director	October 8, 2026

/s/ James Christensen, Ph.D. James Christensen, Ph.D.	Director	October 8, 2026

/s/ Jennifer Lew Jennifer Lew	Director	October 8, 2026

/s/ Nancy Whiting, Pharm.D. Nancy Whiting, Pharm.D.	Director	October 8, 2026